SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

Prudential plc Annual Report 2012

Delivering long-term value

[Graphic Appears Here]

Prudential at a glance

Providing financial security for our customers

Prudential plc is an international financial services group with significant operations in Asia, the US and the UK. We serve around 24 million insurance customers and have £405 billion of assets under management. We are listed on stock exchanges in London, Hong Kong, Singapore and New York.

The Group is structured around four main business units: Prudential Corporation Asia, Jackson National Life Insurance Company, Prudential UK and M&G.

Prudential uses long-term thinking to create long-term value. Through our strong financial performance and international strategy, we create financial benefits for our shareholders and investors and deliver economic and social benefits for the communities in which we operate.

Life assurance % of Group APE new business premiums


45% Asia
35% US
20% UK

Life assurance % of Group new business profit


52% Asia
35% US
13% UK

Asset management % of Group funds under management – investment products


84% M&G
16% Asia



Prudential Corporation Asia

Prudential is a leading international life insurer in Asia with operations in 13 markets[1]. We have built a high-performing platform with effective, multi-channel distribution, a product portfolio centred on regular savings and protection, award-winning customer services and a well respected brand.

Prudential's Asia-based asset management division, Eastspring Investments, is one of the region's leading fund managers and the largest retail asset manager[2].

- Asia life insurance business operating profit[3] up 30 per cent to £920 million
- High-performing multi-channel distribution with increasing agent activity and productivity and strongly growing sales through an extensive range of bank partners
- Well balanced life insurance product portfolio emphasising regular premium savings and protection that offers good returns for customers and shareholders
- More top three market positions[4] than any other life insurer in the region and the region's largest retail asset manager

More about our Asia business:

+ Asia page 20
+ www.prudentialcorporation-asia.com

32%
IFRS % of Group operating profits[5]

44%
EEV[6] % of Group operating profits

Notes
1 Including Cambodia where operations were launched in 2013.
2 Source: survey conducted by Asia Asset Management Magazine as at 30 June 2012 (based on assets sourced from Asia ex-Japan).
3 Operating profit from long-term operations excluding Eastspring Investments, development costs and Asia regional head office costs.
4 In terms of new business APE.
5 Based on operating profit before other income and expenditure.
6 EEV long-term business.

JACKSON

Jackson

Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions to approximately 4 million customers. Jackson is also one of the top two providers of variable annuities in the US.

Founded 50 years ago, Jackson has a long and successful record of providing advisers with the products, tools and support to design effective retirement solutions for their clients.

- New business profit of £873 million
- Top two provider of variable annuities in US
- Rated as a 'World Class' service provider for seven successive years by Service Quality Measurement Group
- 'Highest Customer Satisfaction by Industry' award from Service Quality Measurement Group

More about our US business:

+ United States page 26
+ www.jackson.com

32%

IFRS % of Group operating profits[5]

36%

EEV[6] % of Group operating profits



PRUDENTIAL

Prudential UK

Prudential UK is a leading life and pensions provider to approximately 7 million customers in the United Kingdom.

Our expertise in areas such as longevity, risk management and multi-asset investment, together with our financial strength and highly respected brand, means that the business is strongly positioned to continue pursuing a value-driven strategy built around our core strengths in with-profits and annuities.

- Total IFRS operating profit of £736 million
- Strength and investment performance of With-Profits Fund allowed Prudential to deliver strong annualised returns for policyholders
- Two 'Five Star' ratings for excellent service in the Investment and Life and Pensions categories at the Financial Adviser Service Awards 2012

More about our UK business:

+ United Kingdom page 32
+ www.pru.co.uk

24%

IFRS % of Group operating profits[5]

20%

EEV[6] % of Group operating profits



M&G INVESTMENTS

M&G

M&G is Prudential's UK and European fund management business with total assets under management of £228 billion.

M&G has been investing money for individual and institutional clients for over 80 years. Today it is one of Europe's largest active investment managers.

- Record operating profit up 6 per cent to £320 million
- Record net inflows of £16.9 billion
- M&G's retail business has been awarded the prestigious Outstanding Investment House of the Year 2012 Award for the third year running at the OBSR Awards
- M&G's institutional business was recognised for its strength and expertise at the UK Pensions Awards, where it was named Fixed Income Manager of the Year 2012
- £228 billion assets under management

More about M&G:

+ Asset management page 38
+ www.mandg.co.uk

12%

IFRS % of Group operating profits[5]

Highlights

A strong performance in 2012

Prudential has produced a strong performance in 2012. Globally, we have around 24 million insurance customers and have continued to provide each of them with products and services that they value highly, delivering on our promise to offer quality savings and protection products.

The quality of our products, the strength of our multi-channel distribution platform and our ability to innovate and develop creative solutions to meet our customers' needs translate over time into profitable and sustainable growth. Our focus on capital and risk management has allowed us to deliver both growth and cash to shareholders, despite a challenging macroeconomic environment.

We have increased our dividend by 15.9 per cent to 29.19 pence per share. This is the second time in three years we have rebased our dividend upwards. Our approach to growing the dividend demonstrates our confidence in our ability to continue to deliver long-term value for our shareholders.

29.19p

full-year dividend

+15.9%

increase on 2011

Key performance indicators

European Embedded Value new business profit


£2,151m
£2,452m
+14%
2011
2012

International Financial Reporting Standards operating profit based on longer-term investment returns*


£2,027m
£2,533m
+25%
2011
2012

Business unit net remittances


£1,105m
£1,200m
+9%
2011
2012

European Embedded Value operating profit from long-term business


£4,043m
£4,429m
+10%
2011
2012

The directors' report of Prudential plc for the year ended 31 December 2012 is set out on pages 1-110, 366-384 and 386-391 and includes the sections of the Annual Report referred to in these pages.

Note

*2011 comparative adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

Contents Prudential plc Annual Report 2012 01

Contents

Overview

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Section 1: Overview

2 Chairman’s statement

4 Group Chief Executive’s report

Section 2: Business review

12 Financial highlights

14 Chief Financial Officer’s overview

20 Business unit review:

Insurance operations: Asia, US, UK

Asset management: M&G, Eastspring Investments, US

46 Financial review

68 Risk and capital management

79 Corporate responsibility review

Section 3: Governance

88 Board of directors

93 Governance report

110 Additional disclosures

111 Index to principal directors’ report disclosures

Section 4: Directors’ remuneration report

114 Directors’ remuneration report

116 Remuneration policy report

122 2012 implementation of remuneration policy

136 Supplementary information

Section 5: Financial statements and European Embedded Value (EEV) basis supplementary information

146 Index to Group financial statements

147 Consolidated income statement

148 Consolidated statement of comprehensive income

149 Consolidated statement of changes in equity

151 Consolidated statement of financial position

153 Consolidated statement of cash flows

154 Notes on the Group financial statements

315 Balance sheet of the parent company

316 Notes on the parent company financial statements

324 Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

325 Independent auditor’s report to the members of Prudential plc

326 EEV basis supplementary information

331 Notes on the EEV basis supplementary information

363 Statement of directors’ responsibilities in respect of the EEV basis supplementary information

364 Independent auditor’s report to Prudential plc on the EEV basis supplementary information

365 Additional unaudited financial information

Section 6: Additional information

386 Risk factors

392 Glossary

396 Shareholder information

398 How to contact us

02 Overview Prudential plc Annual Report 2012

Chairman’s statement

Value for customers and real returns for shareholders

‘Our ability to generate strong fi nancial

performance despite adverse market

conditions and the challenge of historically

low long-term interest rates is testament to

both the success of our strategy and the

eff orts of our management team.’

[Graphic Appears Here]

Chairman's statement Prudential plc Annual Report 2012 03

Overview

Welcome to Prudential's 2012 Annual Report, the first since I became Chairman in July 2012. I am pleased to report that the Group has delivered another excellent performance in 2012, providing products and services of real value to our 24 million insurance customers around the world and strong returns to our shareholders. Our leading presence in the fast-growing economies of Asia drives our long-term profitable growth while our focused businesses in the US and the UK continue to make solid contributions to the Group's overall performance.

The global economic outlook remains depressed and, although there were some signs of improvement in 2012, there is a debate about how sustainable the recovery may be. However, our ability to generate strong financial performance despite adverse market conditions and the challenge of historically low long-term interest rates is testament to both the success of our strategy and the efforts of our management team led by Group Chief Executive Tidjane Thiam. The Group remains on track to deliver the 2013 'Growth and Cash' objectives announced in December 2010. We have achieved two major ones regarding Asia – the IFRS operating profit and cash remittance targets – one year ahead of schedule.

As a Board, we must ensure that our results translate into real returns for our shareholders. The continued strength of our operations in Asia, the US and the UK gives us confidence that we will continue generating sustainable growth over the long term. So for the second time in three years, we have been able to announce the rebasing of our full-year dividend upwards by 4 pence. The Board has therefore recommended a final dividend of 20.79 pence per share, which brings the total dividend for the year to 29.19 pence per share, 4 pence or 15.9 per cent higher than the 2011 total dividend.

There have been some changes to the Board during the year. When I succeeded Harvey McGrath as Chairman in the middle of last year, I reflected that his tenure encompassed some of the most difficult economic conditions a business like ours could face. On behalf of the Board and the entire Company, I would like to thank him for his stewardship of Prudential during those difficult times.

A key part of my role is to ensure appropriate governance around the execution of the Group's strategy, and to engage with shareholders and other stakeholders on this matter. As Chairman, I need to make sure the Board is equipped with the right people to help me perform this role. We need directors with the appropriate skill sets to bring different perspectives to bear, as we face the complexities of a rapidly changing world.

In December 2012, we announced that Philip Remnant CBE would become Senior Independent Director from 1 January 2013, replacing myself in that position. He is currently a senior adviser at Credit Suisse, a Deputy Chairman of the Takeover Panel and a non-executive director of UK Financial Investments Limited. He has joined the Nomination, Audit and Remuneration Committees. Philip brings a wealth of experience of financial services at the highest level, a deep understanding of the needs of shareholders and a strong record of public service.

In March 2013, we announced that Anthony Nightingale, CMG, would be joining the Board on 1 June 2013 as a non-executive director and member of the Remuneration Committee. He has spent more than 40 years at Jardine Matheson Group, which is one of Asia's leading and most diverse business groups, including six years as Managing Director until he retired from executive office in March 2012. Anthony is a Hong Kong representative to the APEC Business Advisory Council and is a member of the Commission on Strategic Development in Hong Kong.

Anthony replaces Keki Dadiseth who announced he would be retiring from the Board on 1 May 2013 after eight years of service. He joined the Board in April 2005 and is a member of the Remuneration Committee. Keki was also a member of the Audit Committee from 2005 to 2007. I would like to thank him for his hard work and trusted advice during his time at Prudential.

Wherever we operate in the world, we strive to make a strong contribution to the communities we serve, not just through our business activities, but by helping to address the needs of the disadvantaged in those societies. Each of our businesses has a community investment programme in place which provides support to charitable organisations, both through long-term funding and the experience and expertise of our employees.

The diversity of our markets means that our programmes vary from region to region, but the shared focus for our community investment is education and life skills. These activities include financial education, support to improve social mobility and employee volunteering. Last year more than 7,350 employees across the Group gave up their time to help others in their communities, using their skills and knowledge to benefit those who most need our help.

Many volunteer as part of the Chairman's Challenge, our flagship volunteering programme. The Chairman's Challenge encourages employees from across the Group to volunteer on projects initiated by our global charity partners. I am extremely proud that so many colleagues from across our business are so dedicated and enthusiastic in helping others.

We continue to place great value on the UK, our home market, where we were born 165 years ago. In 2013, we have agreed to be the official title sponsor of Prudential RideLondon, a two-day cycling festival that will take place on 3 and 4 August 2013, which we hope will help build on the legacy of the 2012 London Olympics.

I would like to thank all our employees for contributing to what has been another very strong year. It is their commitment to supporting our customers, along with executing our successful strategy, which allows us to be confident that we can continue to provide shareholders with growing returns in the years to come.

Paul Manduca
Chairman

04 Overview Prudential plc Annual Report 2012

Group Chief Executive’s report

A strong performance based on consistent strategy

[Graphic Appears Here]

• In 2012, we have delivered a strong performance. Our Group has achieved significant and profitable growth and produced increased levels of cash, which allowed us to provide our shareholders with a growing dividend.’

Tidjane Thiam

Group Chief Executive

Full-year dividend

+15.9%

29.19p

23.85p 25.19p

18.90p 19.85p

2008 2009 2010 2011 2012

IFRS operating profit based on

longer-term investment returns1

+25%

Ł2,533m

Ł2,027m

Ł1,826m

Ł1,428m

Ł1,248m

2008 2009 2010 2011 2012

Group Chief Executive's report Prudential plc Annual Report 2012 05

Overview

I am pleased to report a strong performance in 2012. Our focus on our customers in each of our geographies, combined with the strength of our distribution, franchise and brands, has allowed us to continue to provide distinctive value to our customers. Thanks to this, the Group has continued to deliver on the three key financial metrics we have focused on since 2009: IFRS operating profit, new business profit and net cash remittances. In 2012 in Asia, we have achieved two of the 2013 'Growth and Cash' objectives and have continued to make progress towards achieving the others, despite a global macroeconomic environment which remains challenging and historically low long-term interest rates.

Our strategy has remained consistent: to accelerate growth in Asia; to build on the strength of our US operations; to focus the UK business and to optimise asset management. We have remained focused on executing that strategy with discipline and on producing strong results across our geographies.

Asia has delivered excellent results in 2012. Our business, Prudential Corporation Asia, which is already one of the largest in the region, has nevertheless been able to more than double its IFRS operating profit in three years to almost £1 billion, delivering £988 million in 2012. That growth in IFRS operating profit was not achieved at the expense of cash generation or by slowing down sales growth. Asia reported record new business profit in 2012. It also delivered a net cash remittance of £341 million, exceeding its 2013 objective of £300 million. For the first time in our history, Asia was the largest contributor of cash to the Group, an exceptional performance when you consider that in 2009 Asia's net cash remittance was £40 million. This performance was largely driven by the clear progress we have made in some of our 'sweet-spot' markets, particularly Indonesia, Singapore, Malaysia, the Philippines and Thailand.

There was strong growth in the US, with total IFRS operating profit exceeding £1 billion for the first time, demonstrating the strength of Jackson's operations in a competitive marketplace. The UK remains focused on with-profits products and individual annuities, seeing strong sales of both in a difficult market. M&G has seen record net flows at £16.9 billion, IFRS operating profit and funds under management, all driven by its investment performance and customer proposition.

In a turbulent environment, we have continued to take proactive and decisive management action to deliver on our strategy. In our industry, distribution is absolutely key. Therefore we have continued to strengthen our ability to reach our chosen customers in our chosen markets. For instance, we have strengthened our distribution in Thailand by establishing an exclusive partnership with Thanachart Bank, a leading bank in this market, and through the acquisition of its life business, Thanachart Life. In the US, we have continued to invest in our distribution as well, strengthening our relationship with our partners. We have, throughout the year, ensured that we put value ahead of volume, ensuring that we reached our return on capital and payback targets. To mention a few examples, in Malaysia we refocused the business on higher-value, lower-volume protection business. In Korea and in Taiwan, at times during the year, we refused to write poor-value business, sacrificing some sales growth in the process.

We have maintained our bias in favour of insurance income and fee income, which have grown as a proportion of our profits, ahead of spread income. True to that logic, in the US we acquired Reassure America Life Insurance Company (REALIC), which increased our insurance income. We also continue to drive our product mix to achieve the optimal balance between growth in sales, profit growth, cash generation and capital strength. Therefore, we have continued to emphasise and to grow protection products in Asia, which also provide excellent value to our customers. In the US, we have seen growing demand for Elite Access, a variable annuity without guarantees, launched in March 2012. Elite Access allows us to meet the needs of a key customer segment and to grow profitably while staying within our quantitative risk appetite in the year. We believe Elite Access has excellent prospects in the US market. More generally, we have continually and proactively re-priced our products and modified their features to ensure they continued to generate adequate returns in the new interest rate environment.

Having looked at the strength and sustainability of the results we have generated, the Board has decided to rebase our dividend upwards for the second time in three years. This decision reflects the Board's confidence in the Group's ability to continue to deliver strong, sustainable financial performance.

Group performance

The Group's strategy is supported by three key Group-wide operating principles.

First, we take a balanced approach to performance management across the key measures of IFRS, EEV and cash, with a particular focus on IFRS and cash. The Group has reported a strong performance across all business units on these measures. Our IFRS operating profit based on longer-term investment returns increased by 25 per cent in 2012 to £2,533 million (2011: £2,027 million[1]) led by Asia and the US. IFRS shareholders' funds increased by 21 per cent to £10.4 billion, compared to £8.6 billion[1] as at 31 December 2011. EEV operating profit grew by 9 per cent to £4,321 million (2011: £3,978 million). Net cash remittances to the Group from our businesses increased by 9 per cent to £1,200 million (2011: £1,105 million), with Asia now the largest contributor.

Note

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

06 Overview Prudential plc Annual Report 2012

Group Chief Executive's report continued

Second, we focus on allocating capital to the highest return and shortest payback opportunities across the Group, taking strong action where necessary, such as deliberately reducing sales in geographies, products or channels where our return and payback criteria are not met. Our insurance businesses in Asia, the US, and the UK have delivered a 14 per cent increase in new business profit to £2,452 million (2011: £2,151 million) with a distinctive 18 per cent increase in Asia. APE sales for the Group have increased by 14 per cent to £4,195 million (2011: £3,681 million) in 2012 and included the Group's best-ever fourth quarter. M&G has attracted strong net inflows of £16.9 billion (2011: £4.4 billion), a record performance led by the return of investors' risk appetite in Continental Europe, where M&G has built a strong position over the last few years, and market-leading sales in the UK retail market.

Third, we are proactive in managing risk across the cycle. Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus was £5.1 billion[1] (31 December 2011: £4.0 billion). Our surplus increased due to strong net capital generation through operating earnings offset, as usual, by external dividend payments and other costs.

We continue to focus on promoting transparency by providing shareholders with relevant disclosures about our business and how we run it, to ensure that both our strategy and our operating principles are well understood. In addition to the disclosures that are provided with our quarterly financial results, since 2010 we have organised an annual seminar to provide investors and analysts with a further opportunity to discuss the business in detail with the Group's senior management.

We have organised three investor seminars in London (on 1 December 2010), Kuala Lumpur (on 15 November 2011) and New York (on 29 November 2012). These seminars consisted of presentations on different aspects of our business including: Group strategy; our operating principles; the 2013 'Growth and Cash' objectives; our Asian business, including country-by-country presentations; and Jackson, with further insights into its hedging strategy, capital position and sensitivity to market shocks. We intend to hold a fourth annual seminar in the last quarter of 2013 in London.

2013 'Growth and Cash' objectives

2012 has made a strong contribution to our progress towards delivering our challenging 2013 'Growth and Cash' objectives that I set out at our 2010 investor conference. Asia has achieved two of its three 2013 objectives in 2012 and the Group remains on track to meet the remaining objectives.

Turning first to our Asia objectives, I said in 2010 that we would aim to double our 2009 IFRS operating profit to £930 million by 2013 or, in other words, that we would double our IFRS operating profit in four years. In 2012, we have achieved IFRS operating profit of £988 million (2011: £784 million[2]). We have, therefore, more than doubled profits in three years, rather than four. Asia has also exceeded its 2013 cash objective, remitting a total of £341 million to the Group against a 2013 objective of £300 million. Looking at the remaining Asia objective, by the end of 2013 we aim to double 2009 new business profit to £1,426 million and we remain on target to reach this, with the business producing £1,266 million in 2012 (2011: £1,076 million). These results were achieved despite an unfavourable and volatile macroeconomic environment.

Beyond Asia, there has been continued progress towards our other cash objectives. The US remitted £249 million in 2012 (2011: £322 million including exceptional release of surplus), on track to meet its 2013 cash objective raised from £200 million to £260 million earlier this year. The UK made remittances to the Group of £313 million in 2012, on track to meet its 2013 objective of £350 million.

Looking at the cumulative cash target of £3.8 billion over the four-year period from 2010 to end-2013, we have so far achieved 85 per cent of the total objective with one year remaining.

	Actual 2012 £m	Objective 2013 £m
Asia profitability		
Value of new business	1,266	1,426
IFRS operating profit[note 3]	988	930
Business unit net remittance objectives		
Asia[note 4]	341	300
Jackson	249	260[note 5]
UK	313	350
Cumulative net cash remittances from 2010 onwards	3,240	3,800

Notes

1 From March 2013, the basis of calculating Jackson's contribution to the Group's IGD surplus will change. Further detail can be found in the 'Capital position, financing and liquidity' section of the Chief Financial Officer's overview.

2 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

3 Total Asia operating profit from long-term business and Eastspring Investments after development costs. 2012 operating profit includes a one-off gain of £51 million arising on sale of the Group's holding in China Life Insurance Company of Taiwan.

4 Remittances from Asia in 2012 include a non-recurring net remittance of £27 million, representing cash from sale of Group's holding in China Life Insurance Company in Taiwan offset by repayment of funding contingent on future profits of the Hong Kong life insurance operations.

5 The net remittance objective for Jackson was increased from £200 million to £260 million to reflect the positive impact of the acquisition of REALIC.

Our operating performance by business unit

Prudential Corporation Asia

Our strategy in Asia is focused on meeting the needs of the emerging middle class in the region for savings and protection. The region’s positive demographics, strong economic growth, sound public finances and favourable public policy environment with a clear preference for private provision of protection, have all led to a rapidly expanding middle class, with a strong and growing demand for our savings and protection products.

Geographically, Asia is a vast and diverse region. Our primary area of focus is on what we call our ‘sweet-spot’ – Indonesia, Hong Kong, Singapore, Malaysia, the Philippines, Thailand and Vietnam. All these markets have attractive long-term characteristics. We are in a strong position to capture profi tably the growing demand for our products and services in these selected markets. We continuously invest in these markets to grow our distribution and to ensure we are well positioned in terms of people, systems and capabilities. We will continue to innovate to meet the evolving needs of our customers and maintain our focus on regular premium savings and protection products.

Our primary growth metric is new business profit rather than sales. This focus on new business profit has ensured we have delivered healthy and sustainable quality growth. In 2012, new business profit was up 18 per cent in the region, led by Indonesia, Singapore and Malaysia, up 27 per cent collectively. While under-penetration of insurance in markets across the region offers significant long-term growth opportunities, we retain our focus on value not volume. New business profit grew more quickly than sales as we refocused our businesses in Taiwan, Korea and Malaysia, deliberately reducing sales of lower-margin products to ensure a consistent focus on higher-value lines. We are determined to continue taking management action across the region where and when required, to maintain our internal rates of return of more than 20 per cent across all businesses, with a payback period in Asia of three years, despite the low interest rate environment.

Our life business in Asia, with its focus on capital-efficient products and fast payback periods, continues to deliver profitable, cash-generative growth. IFRS long-term operating profit in Asia increased by 30 per cent in the period to Ł920 million (2011: Ł709 million1) and net cash remittances increased by 66 per cent to Ł341 million (2011: Ł206 million).

Our multi-channel distribution model is at the heart of our success and we have continued to grow and strengthen our distribution further in 2012. In both the agency and the bank channels – bancassurance – the returns comfortably cover the cost of capital, so we have a strong appetite for growth in both. These channels grew their respective contribution to new business profit at similar rates in 2012. Agency is the largest channel and we continue to increase both the scale and,

Notes

1	Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs, as discussed in note A5 of the IFRS financial statements.
2	Source: US Census Bureau.

Group Chief Executive’s report Prudential plc Annual Report 2012 07

Overview

importantly, the quality and productivity of our agency force. In the bank channel, where we are the regional leader, our partnerships with Standard Chartered Bank (SCB) and United Overseas Bank (UOB) have seen considerable sales growth, up 42 per cent and 65 per cent respectively. Regular premium products make up the bulk of our new business – in excess of 90 per cent of total APE sales – with higher-margin protection products making up almost one-third of new business APE.

Our four largest markets – Indonesia, Hong Kong, Singapore and Malaysia – have made the most material contribution to the region’s growth in recent years. In addition to our well known strength in these four markets, we are building our presence and distribution in other markets that have the potential to become material drivers of growth over the medium and long term. Two such markets are Thailand and the Philippines, which in aggregate grew new business profit by 93 per cent in 2012. In Thailand, a market with considerable and attractive growth potential, where we were historically underweight, our recently announced exclusive long-term bancassurance partnership with Thanachart, and the acquisition of Thanachart Life, fulfils our long-standing ambition to significantly increase our footprint in that country. In the Philippines, where we are a market leader, our business is now making good progress, delivering strong and profitable growth. We believe this market has promising prospects due to its large population and the improved quality of its macroeconomic management, with its renewed emphasis on attracting foreign direct investment as well as the upgrading of the country’s infrastructure. In January 2013, we started life insurance operations in Cambodia, our 13th market, and entered into a partnership with ACLEDA Bank PLC, the largest retail and commercial bank in the country. This is the fi rst deal of its kind in Cambodia, where we believe there are significant opportunities for growth as the market develops.

Overall, our geographic footprint, combined with the exceptional quality of our distribution and of our products, has enabled us to deliver another year of very strong performance in Asia. Our 13 million insurance customers, whom we serve well and profitably, represent only a small proportion of the long-term potential of this part of the world for our company.

Jackson National Life Insurance Company (Jackson)

The US is the world’s largest retirement savings market, with large cohorts of the 78 million baby-boomers2 reaching retirement age each year, creating significant demand for retirement income products. Our strategy in the US is to take advantage of this profitable growth opportunity. We approach this with a long-term perspective, proactively managing sales through the economic cycle as our experience has shown us how important it is to put value ahead of volume in the variable annuity market. We take at all times a conservative approach to pricing, even when that means losing market share to other players, while hedging our financial risks and managing our balance sheet.

08 Overview Prudential plc Annual Report 2012

Group Chief Executive’s report continued

In 2012, Jackson delivered IFRS long-term operating profit of Ł964 million, up 48 per cent on the prior year (2011: Ł651 million1). This increase in profits is in part due to increased fee income from the significant net flows captured in the last few years, and in part due to the non-recurring in 2012 of an accelerated deferred acquisition cost amortisation charge of Ł190 million in 2011. In 2012, new business profi t grew 7 per cent, with APE sales up 15 per cent as historically low interest rates continued to weigh on profits. The pricing actions taken during the year allowed Jackson to mitigate the negative impact of these interest rates.

There is always a degree of tactical management in the variable annuity market as sales are impacted by a number of factors, including but not limited to equity market levels, interest rates and the actions of Jackson’s competitors. During the second half of 2012, as equity markets recovered, we saw stronger sales growth in variable annuities despite pricing actions taken earlier in the year to mitigate the impact of lower investment returns as bond yields remained low. Therefore, in November and December Jackson worked closely with distributors to proactively manage volumes and to ensure that the level of sales for 2012 would remain within the Group’s quantitative risk appetite. We will continue to proactively balance value, volume, capital and balance sheet strength in this market.

In March 2012 we launched Elite Access, a variable annuity without guarantees, which offers access to alternative investments. It taps into an unmet demand from customers and has been particularly well received by distributors. The launch of Elite Access helps Jackson to continue growing within the Group’s risk appetite for products with guarantees. The acquisition of REALIC, a traditional US life business, has helped to diversify Jackson’s earnings and make the business more resilient.

In the context of industry debates about the advantages and disadvantages of various accounting methods, we believe that cash generation is ultimately a very tangible metric of the quality and value of a strategy. Therefore we set Jackson a net cash remittance objective for 2013 which, following the acquisition of REALIC, was increased from Ł200 million to Ł260 million. In 2012, Jackson delivered net cash remittances of Ł249 million in the year (2011: Ł322 million including an exceptional release of surplus) and is on track to meet this objective.

Prudential UK and Europe

In the UK, Prudential has adopted a focused strategy and competes selectively to help Britain’s ageing population convert their accumulated wealth into retirement income. We have a clear focus on writing profitable new business while generating cash sustainably and preserving our capital. We concentrate on areas in which we have a clear competitive advantage, namely individual annuities and with-profits products, where we continue to be market leaders.

Note

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs, as discussed in note A5 of the IFRS financial statements.

Over the last decade, Prudential has been widely recognised as the UK’s leading with-profi ts manager. Our long-term approach to the management of the with-profits fund has continued to benefit customers during 2012 as it helps to provide protection from the full impact of volatile market conditions. The fund has consistently outperformed the FTSE All-Share Index. Over the last 15 years, the fund has delivered a cumulative investment return of 184.3 per cent on investments covering policyholder liabilities. This compares favourably with the FTSE All-Share Index total return of 106.5 per cent over the same period. Total bonus payments are expected to top Ł2 billion in 2013 and our policyholders will typically see year-on-year increases of between 3.5 per cent and 6.5 per cent in accumulating with-profits policy values. Since 2003 an estimated Ł22 billion has been added to policy values. Our UK business is also one of the largest providers of annuities in the UK and in 2012 paid out

Ł2.9 billion in income to UK annuitants.

Our performance in 2012 has been strong in a difficult market, which has been impacted by significant UK and EU regulatory change. This includes the implementation of the Retail Distribution Review (RDR), auto-enrolment for company pension schemes and gender neutral pricing.

Our UK business has demonstrated resilience as it continues to benefit from its focus on its core products, with-profits and individual annuities, with sales of both increasing by more than 30 per cent. We achieve internal rates of return that are commensurate with other parts of the business. New business profit increased 20 per cent to Ł313 million (2011: Ł260 million) and IFRS long-term operating profit grew 3 per cent to Ł703 million (2011: Ł683 million). We completed two selective bulk annuity deals that contributed to this figure.

Where we see opportunities for future profitable growth we will seek to capitalise on them but only if they meet our payback criteria. In 2013 we have commenced sales operations in Poland, one of Europe’s fastest-growing economies, which has an expanding middle class and high savings rates.

We continue to assess the impact of the RDR, which was implemented on 31 December 2012, and the resulting changes to distributors’ business models. This is likely to lead to some short-term dislocation in the market as consumers and distributors adjust to the new sales environment. We expect this transition phase to dampen our sales of investment bonds in 2013, compared to the high sales in 2012. We are confi dent that the strength of our brand combined with our investment capabilities, financial strength and experience will ensure that we remain well placed to provide customers with dependable retirement income. We believe that with-profits products will continue to be popular with customers seeking competitive long-term real investment returns.

Net cash remittances were Ł313 million, up 5 per cent (2011: Ł297 million). Our inherited estate, which is estimated at Ł7.0 billion (31 December 2011: Ł6.1 billion), is a key source of capital strength.

Group Chief Executive's report Prudential plc Annual Report 2012 09

Overview

Asset management

Our asset management business, M&G, has continued to focus on delivering superior investment performance for our customers while maximising the strength of its distribution capabilities. It has pursued business diversification across both geographies and asset classes. Its retail funds are now registered for sale in 20 jurisdictions, with offices in 15 countries. During 2012, the business has seen record net sales, funds under management and IFRS operating profit. The growth in sales has been driven by M&G's business in Continental Europe as investor risk appetite returned.

M&G continued to attract significant new asset flows during the recent years of global market volatility, testament to the strength of its reputation and focus on investment performance. It has seen record total retail and institutional net inflows of £16.9 billion in 2012, significantly higher than 2011 and the previous high of £13.5 billion in 2009.

Total net sales in the UK were lower than 2011, reflecting the maturity of the UK business and management decisions to slow the inflow of new money into two market-leading UK corporate bond funds to safeguard investment performance. We expect these trends to persist in 2013. Despite the deliberate slowing of sales in the UK, M&G was the UK's top-selling investment management house in 2012 and has ranked number one for both net and gross fund sales for an unprecedented four consecutive calendar years. Net fund sales in Continental Europe have increased, generating a record £5.2 billion of net sales in 2012. Assets sourced from outside the UK account for 29 per cent of total retail funds under management, up from 25 per cent in 2011.

Underlying profits for the full year rose by 14 per cent to a new record level of £298 million. Following the addition of performance-related fees and profit from our associate investment in South Africa, total operating profit for 2012 was £320 million. M&G's funds under management also grew to a record £228 billion (2011: £201 billion).

Looking ahead, the diversification of our business by asset class and geography positions us well to manage the expected shifts in consumer asset allocation going forward.

Eastspring Investments, our rebranded Asia asset management business, increased funds under management to £58.1 billion, up 16 per cent (2011: £50.3 billion). IFRS operating profit was marginally lower, reflecting a change in product mix towards bond funds that attract lower fees. Also costs were higher as we continued to invest in people and infrastructure, as we build out our offshore capabilities following the launch of the new brand. This included opening a US distribution office, starting an operation in Indonesia and launching new funds in Taiwan, China and India.

Capital and risk management

We take a disciplined approach to capital management and continue to take action to ensure our capital works efficiently and effectively for the Group. Using the regulatory measure of the Insurance Groups Directive (IGD), our Group capital surplus position at 31 December 2012 was estimated at £5.1 billion (31 December 2011: £4.0 billion), before allowing for the final dividend. The Group's required capital cover was three times. The structure of the Group, and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with-profits and the relatively low-risk nature of our asset management and Asia operations, together with a high level of IGD surplus, means we have positioned ourselves well for future regulatory developments and stresses to our business.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is more risk-based. Solvency II may provide such a framework but we now know that it will not be implemented before 31 December 2015. In common with other insurers we have been working with regulators to ensure that the current capital regime remains robust while we wait for the implementation of Solvency II.

In early March 2013, we agreed with the FSA to revise the calculation of the contribution Jackson makes to the Group's IGD surplus. We consider the revised basis to be an improvement as it is more closely aligned to the one we use to assess and report free surplus. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally. On this revised basis, the IGD surplus at 28 February 2013 is estimated at £4.4 billion[1], before allowing for the final dividend, equivalent to a capital cover of 2.5 times.

Uncertainty about the final Solvency II outcome remains. We will continue to evaluate our options, including consideration of the Group's domicile, in the event that the final outcome is negative and potentially impacts our ability to deliver value to our customers and shareholders. We welcome the decision by the UK Financial Services Authority to strengthen the existing Individual Capital Adequacy Standards (ICAS) regime in the absence of the implementation of Solvency II.

Note

1 The estimated position at 28 February 2013 allows for economic conditions and surplus generation since 31 December 2012. It is stated before the final dividend and the effect of the Thanachart acquisition and after allowing for a reduction in Jackson's contribution to IGD surplus of £1.3 billion.

10 Overview Prudential plc Annual Report 2012

Group Chief Executive’s report continued

Dividend

The Board has decided to rebase the full-year dividend upwards by 4 pence, refl ecting the strong progress made in both the earnings and free surplus generation of the business and in the delivery of our fi nancial objectives. In line with this, the directors recommend a fi nal dividend of 20.79 pence per share (2011: 17.24 pence), which brings the total dividend for the year to 29.19 pence (2011: 25.19 pence), representing an increase of 15.9 per cent over 2011.

The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s fi nancial fl exibility and our assessment of opportunities to generate attractive returns by investing in specifi c areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook

In 2012, we have delivered a strong performance. In spite of tough macroeconomic conditions and the negative effect of persistently low long-term interest rates, our Group has achieved signifi cant and profi table growth and produced increased levels of cash, which allowed us to provide our shareholders with a growing dividend.

Our strategy and operating principles remain clear and unchanged. Asia is the key driver of sustainable and profi table growth, building on the signifi cant opportunity that the emergence of the growing and increasingly wealthy middle class in this region represents. Our best opportunities lie in South-east Asia, where the depth and breadth of Prudential’s franchise is a source of strength. Our business units in the US and in the UK will continue to focus on delivering strong earnings and cash. We will achieve this by continuing to execute with discipline, by maintaining a robust balance sheet and with proactive risk management.

Our Group is set to continue to provide a distinctive combination of profi table growth and cash by meeting the needs of our customers across the world. Our confi dence is refl ected in the decision to rebase the dividend upwards, the second time in three years, as we remain focused on creating long-term, sustainable value for our shareholders.

[Graphic Appears Here]

Strategy and operating principles

[Graphic Appears Here]

Prudential plc Annual Report 2012 11

Section 2

Business

review

Business review

12 Financial highlights

14 Chief Financial Officer’s overview

20 Business unit review:

Insurance operations:

Asia, US, UK

Asset management:

M&G, Eastspring Investments, US

46 Financial review

68 Risk and capital management

79 Corporate responsibility review

[Graphic Appears Here]

12 Business review Prudential plc Annual Report 2012

Financial highlights

Life APE new business sales, profits and investment in new business

Balancing capital consumption and value optimisation

Life APE new business sales


£3,681m
£746m
£1,275m
£1,660m
2011
£4,195m
£836m
£1,462m
£1,897m
2012
+14%

New business profit


£2,151m
£260m
£815m
£1,076m
2011
£2,452m
£313m
£873m
£1,266m
2012
+14%

Free surplus investment in new business


2011
£(297)m
£(202)m
£(54)m
£(553)m
2012
£(292)m
£(281)m
£(45)m
£(618)m
-12%

Asia US UK

	Asia		US		UK		Group	
	2012	2011	2012	2011	2012	2011	2012	2011
New business profit margin	67%	65%	60%	64%	37%	35%	58%	58%
Payback period	3 years	3 years	2 years	1 year	3 years	4 years	2 years	2 years
Internal rate of return	>20%	>20%	>20%	>20%	>20%	>20%	>20%	>20%

Shareholder-backed policyholder liabilities


£122,183m
£43,944m
£60,523m
£17,716m
At 1 Jan 2011
£1,839m
£7,824m
£(657)m
£2,317m
Net liability flows[1]
£133,506m
£46,048m
£69,189m
£18,269m
At 1 Jan 2012
£1,982m
£9,597m
£(1,129)m
Net liability flows[1]
£19,023m
£162,979m
£49,505m
£92,261m
£21,213m
At 31 Dec 2012

Asia US UK Other movements

Asset management, profitability, external funds under management and net inflows

IFRS operating profit


£461m
£104m
£357m
2011
£485m
£114m
£371m
2012
+5%

External funds under management


£111.2bn
£19.3bn
£91.9bn
2011
£133.5bn
£21.6bn
£111.9bn
2012
+20%

Total asset management net inflows


£4,506m
2011
£18,281m
2012
+306%

M&G net inflows


£4,385m
2011
£16,881m
2012
+285%

M&G[2] Other asset management business Total asset management

Financial highlights Prudential plc Annual Report 2012 13

Financial highlights Business review

Operating profit, dividends and earnings per share

IFRS operating profit[3,4,5]


£2,027m
£2,533m
+25%
2011
2012

EEV operating profit


£3,978m
£4,321m
+9%
2011
2012

Dividend per share relating to the reporting year


25.19p
29.19p
+15.9%
2011
2012

Basic earnings per share – based on operating profit after tax and non-controlling interest


115.7p
+8%
125.0p
62.8p
+22%
76.8p
2011
2012
EEV
IFRS[3]

Free surplus, capital and cash

Underlying free surplus generated[6]


£1,983m
£2,082m
+5%
2011
2012

IGD capital before final dividend[7,8]


£4.0bn
£5.1bn
+28%
2011
2012

Business unit net remittances[9]


£1,105m
£1,200m
+9%
2011
2012

Holding company cash balances


£1,200m
£1,380m
+15%
2011
2012

Group shareholders' funds (including goodwill attributable to shareholders)

EEV shareholders' funds


£19.6bn
£22.4bn
+14%
2011
2012
16%
16%

IFRS shareholders' funds[3]


£8.6bn
£10.4bn
+21%
2011
2012
21%
23%

EEV shareholders' funds per share


+14%
878p
+15%
820p
771p
713p
2011
2012
Including goodwill
Excluding goodwill

Return on shareholders' funds[10,11]

Notes

1 Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders, maturities and deaths.
2 2012 includes M&G's 49.99 per cent proportionate share in the metrics above of PPM South Africa after the divestment transaction. 100 per cent of these metrics were included in 2011.
3 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.
4 2012 operating profit includes one-off gain of £51 million arising on sale of Group's interest in China Life Insurance Company of Taiwan.
5 2011 included accelerated deferred acquisition costs (DAC) amortisation of £190 million which has not recurred.
6 Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations.
7 Estimated.
8 From March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus will change, further detail can be found in the 'Capital position, financing and liquidity' section of the Chief Financial Officer's Overview.
9 Remittances from Asia in 2012 include net remittance of £27 million, representing cash from the sale of the Group's holding in China Life Insurance Company in Taiwan offset by repayment of funding contingent on future profits of the Hong Kong life insurance operations.
10 IFRS operating profit after tax and non-controlling interests as percentage of opening IFRS shareholders' funds. Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of IFRS financial statements.
11 EEV operating profit after tax and non-controlling interests as percentage of opening EEV shareholders' funds.

14 Business review Prudential plc Annual Report 2012

Chief Financial Officer's overview

Delivering profitable growth and enhanced capital flexibility



'Over the last few years, our success has been founded on attracting new customers and on retaining those who have chosen Prudential for their savings and protection needs. We operate in markets where consumer demand for the products that we provide is strong and we have achieved success by providing both value and service to our customers while generating attractive returns for shareholders.'

Nic Nicandrou
Chief Financial Officer

EEV new business profit


£2,151m
£2,452m
+14%
2011
2012

IFRS operating profit based on longer-term investment returns[1]


£2,027m
£2,533m
+25%
2011
2012

Our guiding operating principle is simple – drive the creation of sustainable shareholder value while operating within a conservative risk management framework. Over the last four years, through a combination of disciplined execution and prudent management of our balance sheet risks, Prudential has delivered profitable growth and enhanced its capital flexibility, despite the challenging market environment.

2012 has seen Prudential continue to build on the positive momentum of recent years, with a strong financial performance that included two of our 2013 'Growth and Cash' financial objectives being exceeded and continued progress towards the rest. This performance reflects good contributions across our key financial measures from each of our business operations, despite the challenge of low long-term interest rates and weak growth in the global economy. It is particularly pleasing to note that Asia became the largest contributor of cash to the Group in 2012, remitting over £300 million for the first time in its history and exceeding its 2013 cash objective. With IFRS operating profit, after development expenses, of £988 million in 2012, Asia has also exceeded its 2013 IFRS operating profit objective.

EEV new business profit ('new business profit'), our primary growth measure, increased by 14 per cent to £2,452 million (2011: £2,151 million), IFRS operating profit based on longer-term investment returns ('IFRS operating profit') increased by 25 per cent to £2,533 million (2011: £2,027 million)[1] and net cash remitted from the business units to the Group increased by 9 per cent to £1,200 million (2011: £1,105 million). As these results demonstrate, the quality of our businesses across Asia, the US and the UK, combined with the strength of our balance sheet and financial discipline, underpins the Group's ability to deliver both growth and cash in the face of continued macroeconomic headwinds.

Note
1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

Chief Financial Officer's overview Prudential plc Annual Report 2012 15

Chief Financial Officer's overview Business review

Profitability

Over the last few years, our success has been founded on attracting new customers and on retaining those who have chosen Prudential for their saving and protection needs. We operate in markets where consumer demand for the products that we provide is strong and we have achieved success by providing both value and service to our customers while generating attractive returns for shareholders. In 2012 this approach produced £10.5 billion of life business net inflows on shareholder-backed business, which together with investment-related and other movements, drove an increase in the overall size of our life insurance book of business by 22 per cent to £163 billion (2011: £133.5 billion). At the same time, our combined asset management operations attracted £18.3 billion of retail and institutional net flows, surpassing the previous highs in 2009 and 2010, driving an increase in the third party managed funds by 20 per cent to £133 billion (2011: £111 billion). By attracting, retaining and growing our customers' savings and our obligations towards them, we are able to generate higher revenues, which in 2012 have once again increased at a faster rate than our expenses, culminating in greater overall profits.

Group IFRS operating profit increased by 25 per cent in 2012 to £2,533 million (2011: £2,027 million)[1], driven by strong growth in total contributions[2] from Asia and the US, which were up 26 per cent and 49 per cent respectively. Group EEV operating profit based on longer-term investment returns ('EEV operating profit') increased by 9 per cent to £4,321 million (2011: £3,978 million), with growth in all regions. Non-UK operations now account for a larger proportion of both total IFRS and EEV operating profit than ever before, while the contribution to these metrics from each business operation and each earnings source remains well balanced, preserving both the quality and the resilience of the Group's earnings.

Our Asia long-term business has continued to build on the progress of recent years, with IFRS operating profit of £920 million (2011: £709 million)[1] up 30 per cent. This strong performance has been driven by the increase in the size of the in-force portfolio including the growth of our health and protection business. Our largest markets of Indonesia, Hong Kong, Singapore and Malaysia continue to generate good levels of growth, with IFRS operating profit up 22 per cent collectively. Asia's long-term EEV operating profit grew by 11 per cent in 2012 to £1,960 million (2011: £1,764 million), with progress on this measure impacted by lower expected returns as a result of the fall in interest rates during the year.

In the US, long-term business IFRS operating profit was up 48 per cent in 2012 to £964 million (2011: £651 million)[1], which includes a contribution of £67 million from REALIC, following its acquisition in September 2012. The remaining increase primarily reflects higher fee income generated by growth in the separate account assets, as well as the expected non-recurring impact of accelerated deferred acquisition cost (DAC) amortisation of £190 million in 2011. This has been partially offset by the adverse effect on spread income of lower bond yields. Fee income increased by 29 per cent to £875 million in 2012 (2011: £680 million), as a result of growth in separate account asset balances, which stood at £49 billion at 31 December 2012 (31 December 2011: £38 billion), together with higher average fee levels. Spread income (including the expected return on shareholders' assets) was £757 million in 2012 (2011: £813 million), with lower yields reducing the average spread margin that we earned on general account liabilities from 258 basis points in 2011 to 239 basis points in 2012 as expected. Jackson's long-term EEV operating profit increased by 13 per cent to £1,610 million (2011: £1,431 million) primarily due to improved new business profits and higher opening value of in-force business following recent growth in the portfolio. We are pleased with the acquisition of REALIC as it presents a financially attractive deal, generating seasoned insurance income, immediate earnings accretion and a gain on EEV shareholders' funds of £453 million.

UK long-term business IFRS operating profit was 3 per cent higher at £703 million (2011: £683 million) including £431 million from the shareholder-backed business. The strength of the with-profits fund, which currently has a surplus estate of £7.0 billion, offers strong policyholder protection and assists in generating positive returns for both policyholders and shareholders. EEV long-term operating earnings increased by 2 per cent in 2012 to £866 million (2011: £853 million), representing higher new business profits offset by the impact of lower interest rates on the recognition of in-force profits.

Our asset management businesses generated IFRS operating profit of £485 million in 2012 (2011: £461 million), with M&G's contribution higher at £371 million (including Prudential Capital). M&G continues to benefit from the delivery of strong inflows, with underlying profits (excluding performance-related payments and earnings from associates) up 14 per cent in 2012. This progress reflects higher revenues, up 10 per cent in 2012, as the scale and proportion of external funds continues to grow, and improvements in the cost-income ratio, to 59 per cent in 2012 (2011: 61 per cent). IFRS operating profit from Eastspring Investments of £75 million (2011: £80 million) was impacted by lower average margins on funds under management following a consumer-led shift in business mix away from equities to fixed income funds, as well as increased costs as the business continues to invest in growth opportunities. This included the opening of its first US office, in Chicago, in June 2012 and starting operations in Indonesia.

Notes

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

2 Operating profit from long-term and asset management business.

16 Business review Prudential plc Annual Report 2012

Chief Financial Officer's overview continued

Capital generation

We continue to promote disciplined use of our capital resources across the Group, and focus on allocating capital to the growth opportunities that offer the most attractive returns with the shortest payback periods. We have taken several important steps over the last few years to improve the efficiency and effectiveness of the capital allocation process, which has improved not only our returns on capital invested but also our overall financial flexibility. In 2012 we have continued to produce significant amounts of free capital, which we measure as free surplus generated.

In 2012, we generated £2,700 million of underlying free surplus (before reinvestment in new business) from our life in-force and asset management businesses. This is 6 per cent higher than the £2,536 million generated in 2011, reflecting increases from Asia and the US. We reinvested £618 million of the free surplus generated in the period into writing new business (2011: £553 million).

Asia continues to be our preferred destination for new capital and accounted for £292 million of this reinvestment (2011: £297 million), falling despite the growth in new business as we continue to focus on more capital-efficient products. We have not sought to invest in spread-based products in the region that carry more onerous capital charges and produce insufficient returns. In the US, new business investment has increased to £281 million from £202 million in 2011, which primarily reflects the higher level of new business written, changes in business mix, and the impact on regulatory reserving requirements for new business from the low interest rate environment. In the UK, our capital-efficient product focus on annuities and with-profits bonds means we invested just £45 million, yet delivered more new business profit. The IRRs on invested capital were more than 20 per cent in Asia, the US, and the UK; with payback periods of three years, two years and three years respectively.

Of the remaining free surplus generated after reinvestment in new business, £1,200 million was remitted from the business units to Group. This cash was used to meet central costs of £205 million, service net interest payments of £278 million and meet dividend payments of £655 million. The total free surplus balance deployed across our life and asset management operations at the end of the year was £3,689 million (2011: £3,421 million).

'Growth and Cash' financial objectives

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under the heading 'Risk factors' in this document). See the discussion under the heading 'Forward-looking statements' at the front of this document.

At our 2010 investor conference, entitled 'Growth and Cash', we announced new financial objectives demonstrating our confidence in continued rapid growth in Asia, and increasing levels of cash remittances from all of our businesses. These objectives have been defined as follows:

(i) Asia growth and profitability objectives[1]:

To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million); and

To double the 2009 value of new business profits in 2013 (2009: £713 million).

(ii) Business unit cash remittance objectives[1]:

Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million);

Jackson to deliver £260 million[2] of net cash remittance to the Group in 2013 (2009: £39 million); and

UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million[3]).

(iii) Cumulative net cash remittances[1]:

All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus generation of £6.5 billion over the same period.

As mentioned in the Group Chief Executive's report, we remain focused on these objectives and have continued to make progress towards them. In 2012 we have exceeded our 2013 IFRS operating profit and net remittance objectives for Asia and we are on track to achieve the rest. We set out below in more detail our progress towards these objectives based on our results for 2012.

Notes

1 The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.

2 The net remittance objective for Jackson was increased from £200 million to £260 million to reflect the positive impact of the acquisition of REALIC.

3 Representing the underlying remittances excluding the £150 million impact of proactive financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

Chief Financial Officer's overview Prudential plc Annual Report 2012 17

Chief Financial Officer's overview Business review

Asia profitability objectives

	Actual (as originally reported)						Objective
	2009 £m	2010 £m	2011 £m	2012 £m	Change (over 2011) %	Change (since 2009) %	2013 £m
Value of new business	713	901	1,076	1,266	18	78	1,426
IFRS operating profit[note 1]	465	604	784	988	26	112	930

Business unit net cash remittance objectives

	Actual				Objective
	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m
Asia[note 2]	40	233	206	341	300
Jackson[note 3]	39	80	322	249	260[note 6]
UK[note 4]	434	420	297	313	350
M&G[note 5]	175	202	280	297	
	688	935	1,105	1,200	

Objectives for cumulative period 1 January 2010 to 31 December 2013

	Actual	Objective	Percentage achieved
	1 Jan 2010 to 31 Dec 2012 £m	1 Jan 2010 to 31 Dec 2013 £m	At 31 Dec 2012 %
Cumulative net cash remittances from 2010 onwards	3,240	3,800	85
Cumulative underlying group free surplus generation (which is net of investment in new business)	5,779	6,500	89

Notes

1 Total Asia operating profit from long-term business and Eastspring Investments after development costs. 2012 operating profit includes a one-off gain of £51 million arising on sale of Group's interest in China Life Insurance Company of Taiwan. The comparatives represent results as reported in the respective periods and excludes adjustment for altered US GAAP requirements for deferred acquisition costs as described in note A5 to the IFRS financial statements.

2 Remittances from Asia in 2012 include net remittance of £27 million, representing cash from sale of Group's holding in China Life Insurance Company in Taiwan offset by repayment of funding contingent on future profits of the Hong Kong life insurance operations. 2010 remittances included a one-off remittance of £130 million, representing the accumulation of historic distributable reserves.

3 Net remittances from Jackson in 2011 include releases of excess surplus to Group.

4 In 2009, the net remittances from the UK included the £150 million arising from the proactive financing techniques used to bring forward cash emergence of the in-force book during the financial crisis. The 2010 net remittances included an amount of £120 million representing the releases of surplus and net financing payments.

5 Including Prudential Capital.

6 The net remittance objective for Jackson was increased from £200 million to £260 million to reflect the positive impact of the acquisition of REALIC.

18 Business review Prudential plc Annual Report 2012

Chief Financial Officer's overview continued

In 2012, cash remitted to the Group increased by 9 per cent to £1,200 million (2011: £1,105 million), with considerable amounts of cash remitted from all our business operations highlighting the improved balance of contributions from across the Group. Asia's remittances increased 66 per cent to £341 million (2011: £206 million), demonstrating its transition into a highly cash-generative business as a result of significant growth and its focus on health and protection products. Asia's 2012 cash remittance is ahead of its 2013 financial objective of £300 million. We remain confident of further positive progress underpinned by strong cash generation from the in-force portfolio and continued growth in capital-efficient new business. The quality of Jackson's post-financial crisis expansion in variable annuities is evidenced by its cash remittance of £249 million while continuing to grow the business, and financing the acquisition of REALIC through its internal resources. The positive impact of this financially attractive acquisition will enable Jackson to increase its net remittance objective for Group from £200 million to £260 million in 2013 and beyond. The UK life operations have continued to make sizeable remittances at £313 million (2011: £297 million), supported by shareholder transfers from the with-profits fund and cash-positive new annuity business. M&G (including Prudential Capital) delivered net remittances of £297 million (2011: £280 million), reflecting its relatively capital-light business model that facilitates a high dividend payout ratio from earnings.

Against the cumulative 2010 to 2013 net remittance objective of £3.8 billion, by 31 December 2012 over £3.2 billion has been remitted by business operations. We remain confident of achieving this target. Our confidence is underpinned by the strong underlying free surplus generation of our businesses which, by 31 December 2012, had generated a total of £5.8 billion against our 2010 to 2013 cumulative objective of £6.5 billion.

Capital position, financing and liquidity

Despite the challenging macroeconomic conditions, we continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and our comparatively low interest rate sensitivity.

The Group has maintained a strong capital position. At 31 December 2012, our IGD surplus before final dividend is estimated at £5.1 billion (31 December 2011: £4.0 billion), generating very strong coverage of three times the requirement.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. In particular, at 31 December 2012, the value of the estate of our UK with-profits funds is estimated at £7.0 billion (31 December 2011: £6.1 billion), while Jackson's risk-based capital (RBC)[1] ratio was 423 per cent at 31 December 2012, excluding the gains on interest rate swaps under permitted practice, which if included would increase the RBC ratio to 478 per cent.

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 31 December 2012 we have maintained our credit default reserves at £2.1 billion, representing 40 per cent of the portfolio spread over swaps, compared with 33 per cent at 31 December 2011.

The delays in finalising the implementation measures for Solvency II prolong the uncertainty of the effective date of the capital adequacy regime, a major overhaul for European insurers. We are supportive in principle of the development of a more risk-based approach to capital, but we have concerns as to the potential consequences of some aspects of the Solvency II regime under consideration. With the continued delays to policy development, the final outcome of Solvency II remains uncertain. Despite this uncertainty we remain focused on preparing for implementation of the new regime.

Note

1 The National Association of Insurance Commissioners designed the Risk-Based Capital (RBC) formula as an early warning tool for State regulators to identify potentially inadequately capitalised companies for purposes of initiating regulatory action. The RBC ratio, being the ratio of available capital to regulatory capital, is based on the highest level of capital requirement at which remedial action may be initiated, the Company Action Level.

Chief Financial Officer's overview Prudential plc Annual Report 2012 19

Chief Financial Officer's overview Business review

In March 2013, we have agreed with the FSA to revise the calculation of the contribution Jackson makes to the Group's IGD surplus. Until now the contribution of Jackson to the reported IGD surplus was based on an intervention level set at 75 per cent of US Risk-Based Capital Company Action Level (CAL). Going forward the contribution of Jackson to IGD surplus will equal the surplus in excess of 250 per cent of CAL. This is more in line with the level at which we currently report free surplus, which we have set at 235 per cent of CAL. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The change has no impact on the way that the US business is managed or regulated locally. For consistency we also intend to align our free surplus calibration to 250 per cent of CAL going forward.

On the new basis, the IGD surplus at 28 February 2013 is estimated at £4.4 billion[1] (equivalent to a capital cover of 2.5 times), which includes the proceeds of £0.4 billion of subordinated debt, raised in January 2013, and is after deducting £1.3 billion in respect of the Jackson change from 75 per cent to 250 per cent of CAL. The intended change to free surplus will have a negligible effect on EEV and is estimated to reduce total free surplus by around £100 million.

Our financing and liquidity position remained strong throughout the period. The issue of US$700 million (£0.4 billion) of subordinated debt (perpetual tier 1 notes) in January 2013 further supports the financial flexibility of the Group, while taking advantage of very favourable market conditions. Our central cash resources amounted to £1.4 billion at 31 December 2012, up from £1.2 billion at 31 December 2011, and we retain a further £2.1 billion of untapped committed liquidity facilities.

Shareholders' funds

During 2012, investment markets continued to experience considerable volatility, with positive movements in global equity market indices only towards the end of the year and further falls in long-term interest rates in the US, the UK and a number of Asian countries, most notably Hong Kong and Singapore. Despite these effects, the Group's EEV shareholders' funds increased by 14 per cent during 2012 to £22.4 billion (31 December 2011: £19.6 billion). On a per share basis EEV at the end of 31 December 2012 stood at 878 pence, up from 771 pence at 31 December 2011. IFRS shareholders' funds were 21 per cent higher at £10.4 billion (31 December 2011: £8.6 billion)[2].

The increases in shareholders' funds on both reporting bases are the result of the Group's strong operating performance, while our balance sheet continues to benefit from both the quality of the asset portfolio and the effectiveness of our proactive approach to risk management.

Summary

The financial progress we have reported in 2012 demonstrates the Group's resilience to the challenges faced by the global economy. By maintaining our bias in favour of less volatile types of income, such as insurance and fee, and by diversifying our products set and distribution platforms, we have continued to improve both the quality and the balance of our earnings. Our disciplined approach to value creation and focus on cash generation, combined with a robust capital position and a conservative risk management stance, provide us with a strong foundation for the future.



Nic Nicandrou
Chief Financial Officer

Notes

1 The estimated position at 28 February 2013 allows for economic conditions and surplus generation since 31 December 2012 and is stated before the final dividend and the effect of the Thanachart acquisition, and after allowing for a reduction in Jackson's contribution to IGD surplus of £1.3 billion.

2 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

[Graphic Appears Here]

Insurance operations: Asia Prudential plc Annual Report 2012 21

Our strategy in Asia is focused on

meeting the needs of the emerging

middle class for savings and

protection. The region’s positive

demographics, strong economic

growth, sound public finances

and favourable public policy

environment with a clear

preference for private provision of

protection, have all led to a rapidly Business

expanding middle class, with a

strong and growing demand for our unit

savings and protection products. review

insurance 13m+ customers Business

400,000+ review

agents

[Graphic Appears Here]

22 Business review Prudential plc Annual Report 2012

Insurance operations

Asia: accelerate



'Prudential's strategy in Asia is well established and continues to be highly effective. We are focused on building high-quality, multi-channel distribution that provides customers with access to products that are appropriate for their financial planning needs. Typically this involves a high proportion of regular premium policies that combine savings and protection.'

Barry Stowe
Chief Executive
Prudential Corporation Asia



New business profit


£1,076m
£1,266m
+18%
2011
2012

Total IFRS operating profit


£709m
£920m
+30%
2011
2012

2013 financial objectives

- Double 2009 value of IFRS life and asset management pre-tax operating profit
- Double 2009 value of new business profits
- Deliver £300 million of net cash remittance to the Group.

Financial performance	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	1,897	1,660	14	1,642	16
New business profit	1,266	1,076	18	1,065	19
Total IFRS operating profit[notes (i)(ii)]	920	709	30	697	32
Total EEV operating profit[note (i)]	1,960	1,764	11	1,747	12

Notes
(i) Operating profit from long-term operations excluding Eastspring Investments, development costs and Asia regional head office costs.
(ii) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

Insurance operations: Asia Prudential plc Annual Report 2012 23

Business unit review Business review

Market overview

Asia's rapidly-growing middle class remains a key growth driver for the retail financial services sector, particularly life insurance with an emphasis on protection. Research has shown that as the middle class becomes more established the proportion of income they allocate to financial planning increases from 5 per cent to around 12 per cent[1].

The manifestation of this demand varies significantly across the region, reflecting the various stages of development in each individual market, together with their distinct regulatory and competitive environments, cultural differences and customer preferences. However, across all markets there is increasing recognition among governments and regulators of the social utility of a vibrant private sector life insurance market that provides financial security to families, efficiently channels long-term savings into financial markets and generates employment opportunities within the industry.

During 2012, Asia's average economic growth rates, although they remained well above the global average, continued to moderate following the post-crisis high seen in 2010. This is to some degree a consequence of the weakness of the economies of North America and Europe. While domestic factors were a significant influence in India and China as policymakers grapple with sensitive political situations and economic imbalances, the resilience of many other economies in the region, particularly in South-east Asia, was highlighted by upward revisions to IMF growth forecasts in the second half of the year. Hong Kong's economic growth accelerated during the fourth quarter last year and looks set to have an improved year in 2013 and the Singaporean Government has said that the outlook for its economy is cautiously positive as it also had a better than expected fourth quarter. However, the strongest performing regional economies were led by Indonesia, Malaysia, the Philippines and Thailand where growth is increasingly driven by the expansion of domestic demand and is less reliant on exports. Face to face sales, typically through an agent, remains the dominant distribution channel throughout the Asia region and the expertise needed to build and manage agency represents a significant barrier for new entrants. Bancassurance has been growing at a faster rate than agency in recent years from a lower base.

As the life insurance industry continues to grow, so the regulatory environment continues to evolve. Regulators are encouraging insurers to strengthen their risk and solvency management processes and to improve their sales processes to ensure that customers receive good quality advice and buy products suitable to their needs. Most international insurers operating in the region are supportive of these trends and generally aim to operate above current local regulatory standards. The recent recommendations of the Monetary Authority of Singapore's FAIR Panel are indicative of the kind of regulatory efforts under way in the region to improve the overall standard of agency distribution in insurance.

We believe the Asian life insurance markets remain a highly compelling opportunity for delivering profitable growth over the long term with South-east Asia, including Hong Kong, currently offering the most attractive market dynamics for insurance providers, with increasing opportunities to provide financial security to the new middle class whose expectations now go beyond basic subsistence to protecting and improving their personal finances over the long term.

Business performance

Prudential's strategy in Asia is well established and continues to be highly effective. The customer is at the heart of our strategy and Asian customers find our offering of regular premium savings and protection products distributed principally through high-quality face to face distribution channels particularly attractive. The quality of our brand, our products, and of our distribution allows us to translate our sales into strong returns to our shareholders.

Building and strengthening Prudential's multichannel distribution capabilities is a constant objective for us. Tied-agency remains a highly effective and efficient distribution channel in Asia and Prudential has one of the region's largest agency forces. We focus both on the size and the productivity of our agency force. Agency activity is a key indicator of quality and performance; during 2012 Prudential's average active agency manpower rate increased by 14 per cent (excluding India). In our sweet-spot of South-east Asia, the increase in active agency manpower of 15 per cent contributed significantly to a 19 per cent increase in new business profit in the agency channel.

Bancassurance has been growing rapidly in the region in recent years and Prudential remains a regional leader in this channel with APE growth of 29 per cent, led by highly productive relationships including SCB, where APE sales were up 42 per cent this year and UOB, where APE sales grew at an even faster rate of 65 per cent year-on-year. In November, Prudential announced a new and strategically significant, exclusive long-term partnership with Thailand's Thanachart Bank as part of a deal that will see Thanachart Life merged with our existing life operation in the country immediately doubling our market share. The deal is expected to complete during the first half of 2013.

It is part of our strategy to focus on regular premium products which allow our customers to invest over the long term and smooth the impact of timing on their investment returns. We aim to make most of our sales as regular premiums and in 2012, the proportion of regular premium in our APE sales was in excess of 90 per cent, which ensures the profitability and resilience of our growing in-force book. Although single premium products can provide appropriate opportunities for customers with lump sums, we believe that regular premium policies with protection riders best meet the majority of our customers' needs. In 2012, 32 per cent of our new business APE was related to protection, up 2 percentage points over prior year. Given the recent volatility in the financial markets, we have seen a shift towards non-linked products; the proportion of linked products in the new business APE mix declined to 29 per cent compared to 32 per cent for 2011.

Note
1 HSBC Global Research.

24 Business review Prudential plc Annual Report 2012

Insurance operations continued

Asia: accelerate

Managing the in-force book is always a high priority as this ensures that the shareholder value that we expect to capture over the life of the product does emerge over time as distributable shareholder profits. For 2012 we reported small net positive experience and assumptions change of £95 million up from £75 million in 2011.

On 2 July, we announced that Prudential has received in-principle approval from Cambodia's Ministry of Economy and Finance to establish a wholly foreign-owned life insurance operation in the country. Although the Cambodian economy is relatively small at present, it has delivered strong GDP growth over the past 10 years and we believe this presents excellent opportunities to develop the life insurance industry in the coming years. The business sold its first policies in January 2013.

In addition to providing value directly to our customers through our products and services, we aim to provide wider benefits to the community where we operate. Therefore, Prudential supports a range of corporate social responsibility activities across Asia, with a focus on providing disaster relief, promoting financial literacy and benefiting children. During 2012, Prudential extended its highly successful children's financial literacy programme, 'Cha-Ching'; for example, this has now been adopted in the Philippines as part of the school curriculum.

Financial performance

Prudential Asia has delivered in 2012 IFRS operating profit and cash remittance ahead of the 2013 objectives with strong operational performances enhanced by some non-recurring items. We remain on track to meet our third objective in the region of doubling the 2009 new business profit by 2013.

New business APE was £1,897 million, an increase of 14 per cent over prior year. During the second half of 2012 the reported growth rates did moderate as the economic climate became generally more challenging and specifically in Malaysia, Korea and Taiwan we deliberately and proactively slowed sales of lower margin products.

New business profit of £1,266 million grew at a faster rate than APE at 18 per cent. This reflects the positive impacts of product participation decisions as outlined above, proactive pricing actions to mitigate the adverse effects of low interest rates and a shift in country mix. Our agency and bank channels grew their respective contribution to new business profit at similar rates in 2012.

EEV operating profit from our in-force business of £694 million is in line with prior year as the impact of the significant increase in the unwind that comes from a larger in-force book and the net positive movement in the contribution to profits from assumption changes and experience variances was offset by the drag from lower discount rates.

Operating profit on an IFRS basis from Asia's life businesses, continues to grow strongly at £920 million, 30 per cent higher than in 2011. This includes £51 million of one-off profit from the sale of the Group's interest in China Life Insurance Company of Taiwan. Excluding this amount, IFRS operating profit was £869 million, 23 per cent higher than last year. This is principally driven by improved in-force profits, which grew by 18 per cent in the year, reflecting the increasing scale of the business.

During 2012, shareholder-backed business policyholder liabilities have increased by 16 per cent to £21.2 billion (31 December 2011: £18.3 billion), due to strong business flows of £2.0 billion (up 8 per cent on last year's equivalent amount of £1.8 billion) and higher bond and equity values.

Underlying free surplus generated by the in-force life business was 9 per cent higher at £771 million (2011: £707 million) reflecting the increasing scale of the business. Of this total, £292 million (2011: £297 million) was reinvested in new business at internal rates of return of over 20 per cent and average payback periods of three years. The overall cash generating capacity of the life business is clearly demonstrated by net remittances of £384 million to the Group during 2012.

Looking at individual countries:

China	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales (Prudential's 50 per cent share)	56	59	(5)	61	(8)

Market conditions in China during 2012 have been challenging as economic growth slowed and the country continued to adjust to a changing political environment.

CITIC-Prudential remains one of the leading foreign joint ventures in a market that remains dominated by domestic players. We do anticipate the market liberalising at some point in the future, however the timing of such an opening remains uncertain. In the meantime, we are focused on continuing to build a high-quality, multichannel distribution organisation.

Prudential's 50 per cent share of sales for 2012 was £56 million, broadly in line with the prior year. During this year we continued to focus on agent recruitment and on promoting sales of regular premium business. Bancassurance, which accounts for nearly half of our total sales in China, has seen lower productivity from bank branches following the tightening of regulations that came into effect last year.

Hong Kong	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	396	331	20	336	18

The Hong Kong economy continues to benefit from its close ties with mainland China and it remains a financial and logistics hub for the region beyond China, which ensures a continued and strong demand for our products.

Prudential Hong Kong delivered strong new business APE growth with an increase of 20 per cent over the prior year to £396 million. Prudential remains the only leading player in Hong Kong to have a material presence in both agency and bank distribution, enabling it to reach the widest range of customers. Both channels performed well in 2012.

Insurance operations: Asia Prudential plc Annual Report 2012 25

Business review Business unit review

India	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales (Prudential's 26 per cent share)	102	101	1	90	13

The Indian life insurance market has been going through a significant period of change, however there are signs it has begun to grow again following the regulator-driven refocus on savings and protection products, which came into effect in 2010. During the second half the economy faltered, impacted by domestic imbalances and a challenging political environment. Although we remain optimistic about the long-term potential of the market, we expect it will be some time before private sector sales volumes return to pre-2010 levels.

Prudential's joint venture with ICICI continues to be the leader in the private sector.

Indonesia	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	446	363	23	343	30

The Indonesian economy continues to outperform and this is underpinned by the scale and resilience of its domestic demand. Indonesia has one of the region's largest populations and lowest rates of insurance penetration.

Prudential has a strong market leading position with over 60 per cent of the industry's registered tied-agents and has successfully been building its business outside of Jakarta; now around 45 per cent of APE is from outside the capital. New business APE growth of 23 per cent to £446 million has been primarily driven by the continued expansion of the agency force. Growth in the agency force is now being supplemented by the smaller but fast growing bancassurance channel which includes partnerships with UOB, BII, Citibank and Permata.

Korea	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	95	101	(6)	101	(6)

In Korea, the weak economic climate has resulted in a decline in demand for unit-linked products, with consumers opting instead for interest sensitive products. Against this backdrop, we have chosen to relinquish volume rather than compete for the low margin, capital-intensive guaranteed return segment of the market. Consequently, we have deliberately let our sales via banks and brokers decline. Our business has continued to focus on developing a high-quality proprietary distribution channel which saw active agents increase by 9 per cent in 2012.

Malaysia	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	218	223	(2)	224	(3)

The latest statistics released by the Malaysian Life Insurance Association show that the industry grew by 2.2 per cent during 2012 in terms of weighted premiums relative to 2011 reflecting general concerns about the economic outlook. Prudential remains the market leader in Malaysia with a highly productive agency force and growing bank distribution.

Our focus in 2012 on health and protection rather than lower margin, higher premium volume savings related top ups has boosted the mix of these products to around 60 per cent and improved our profitability, at the expense of top line growth. We have continued to expand in the Takaful sector where we remain market leader.

Singapore	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	301	235	28	239	26

The Singapore market continues to perform strongly with the Life Insurance Association having announced that industry APE grew by 8 per cent during 2012 with regular premiums growing even more strongly at 18 per cent.

Prudential's APE was £301 million up 28 per cent on prior year. Bancassurance was an important driver of growth where we now have a number of partners including UOB, SCB, Maybank and Singpost, enabling us to access a broad range of customers. Our agency channel continues to be one of Singapore's most productive, and according to the latest available market statistics, we lead the market in terms of regular premium new business generated per agent[1].

Taiwan	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	156	148	5	149	5

Taiwan is mainly focused on bank distribution through our partnership with E.Sun Commercial Bank and SCB, supplemented by direct marketing and worksite marketing activities which are growing fast. APE was depressed by our decision not to compete in the market with products we consider to be uneconomic.

Others – Philippines, Thailand and Vietnam	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	127	99	28	99	28

In Vietnam, we saw a very strong recovery during the fourth quarter with new business APE up 23 per cent over prior year, to deliver an overall 7 per cent increase for the year. In Thailand, we saw growth of 37 per cent driven by our bancassurance capabilities. The Philippines delivered growth of 50 per cent, reflecting increased agency activity and the success of partnership distribution.



Barry Stowe
Chief Executive
Prudential Corporation Asia

Note
1 Source: Life Insurance Association of Singapore.

26 Business review Prudential plc Annual Report 2012

[Graphic Appears Here]

Insurance operations: United States Prudential plc Annual Report 2012 27

The US is the world’s largest

retirement savings market, with

large cohorts of the 78 million

baby-boomers1 reaching retirement

age each year, creating significant

demand for retirement income

products. Our strategy in the

US is to take advantage of this

profitable growth opportunity. Business

4m unit

customers review

Note

1 Source: US Census Bureau. Business

review

[Graphic Appears Here]

28 Business review Prudential plc Annual Report 2012

Insurance operations continued

United States: build on strength



'Jackson's strategy remains focused on providing value to its customers and driving shareholder value while operating within a conservative risk management framework. This approach has enabled us to successfully navigate the significant macroeconomic and financial market challenges of the last five years and ensured a continuation of our strong performance in 2012.'

Mike Wells
President and
Chief Executive Officer
Jackson National
Life Insurance Company



New business profit


£815m
£873m
+7%
2011
2012

Total IFRS operating profit


£651m
£964m
+48%
2011
2012

2013 financial objective

- Deliver £260 million of net cash remittance to the Group*

Financial performance

		AER		CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	1,462	1,275	15	1,290	13
New business profit	873	815	7	825	6
Total IFRS operating profit[note]	964	651	48	659	46
Total EEV operating profit	1,610	1,431	13	1,448	11

Note
Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

*The net remittance objective for Jackson was increased from £200 million to £260 million to reflect the positive impact of the acquisition of REALIC.

Insurance operations: United States Prudential plc Annual Report 2012 29

Business unit review Business review

Market overview

The United States is the world's largest retirement savings market. Each year, many of the 78 million 'baby-boomers' reach retirement age, which will trigger a shift from savings accumulation to retirement income generation for more than US$10 trillion of accumulated wealth over the next decade[1].

This demographic transition constitutes a significant opportunity for those companies that are able to provide the 'baby-boomers' with long-term retirement solutions. Jackson takes a selective approach to this opportunity by leveraging its distinctive distribution capabilities and asset liability management expertise to offer prudently priced annuity products.

Despite the challenges faced by the global economy, US equity markets delivered strong gains in 2012. The S&P 500 index increased by 13.4 per cent over the course of the year and market volatility declined notably from the levels experienced in 2011. Interest rates remained historically low with the 10-year treasury rate ending below 180 basis points at year end, while corporate spreads tightened considerably from 2011 year end levels.

The competitive environment continues to favour companies with good financial strength ratings and a track record of financial discipline. Companies that were hardest hit by the market disruptions over the last few years still have to work to regain market share as customers and distributors seek product providers that offer consistency, stability and financial strength. Jackson continues to benefit from this flight to quality and heightened risk aversion.

Business performance

Jackson's strategy remains focused on providing value to its customers and driving shareholder value while operating within a conservative risk management framework. This approach has enabled us to successfully navigate the significant macroeconomic and financial market challenges of the last five years and ensured a continuation of our strong performance in 2012.

In 2012, Jackson delivered APE retail sales of £1,424 million, an increase of 14 per cent over 2011. With the addition of a modest level of institutional sales, total APE sales increased by 15 per cent to £1,462 million. These strong sales levels helped to drive annuity net flows higher to £8.8 billion during 2012, a 19 per cent increase over 2011. Although we do not target volume or market share, our ranking climbed to second in variable annuity sales in the US through the third quarter of 2012 (latest information available), while market share increased to 14.0 per cent from 11.4 per cent for the full year 2011[2].

In March 2012, we launched a new variable annuity product, Elite Access, which has no guaranteed benefits and provides tax efficient access to alternative investments. The rollout of this new product has received a positive reaction from distributors, with close to 100 per cent of them signing up to distribute this product. Single premium sales in the period since launch were £849 million. We are optimistic about the future of Elite Access and will continue to drive product innovation as a way of both meeting the needs of our customers and driving shareholder value.

Notes

1 Source: US Census Bureau.

2 Sources: Morningstar Annuity Research Center (MARC) Third Quarter 2012 Sales Report© and Fourth Quarter 2011 Sales Report©. © Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

30 Business review Prudential plc Annual Report 2012

Insurance operations continued

United States: build on strength

Jackson continues to be one of the most efficient operators within the US life insurance market. The ratio of statutory general expenses to average assets improved slightly to 41 basis points in 2012 versus 42 basis points in 2011. This efficiency has been delivered while maintaining world class standards of customer service for our customers. In 2012, Jackson was rated as a 'World Class' service provider by the Service Quality Measurement Group for the seventh consecutive year.

On 4 September 2012, Jackson completed the acquisition of SRLC America Holding Corp (SRLC) from Swiss Re for a consideration of £370 million which is subject to finalisation of completion procedures. SRLC was the US holding company of REALIC. The acquisition helps diversify Jackson's sources of earnings by increasing the amount of income generated from underwriting activities. The transaction is expected to add an additional £100 million to Jackson's IFRS pre-tax profits in the first year, representing stand-alone earnings from REALIC of approximately £115 million, less £15 million of income foregone on the assets sold to finance the transaction. In the four month period since completion, REALIC contributed £67 million to Jackson's IFRS operating profit while having only a modest impact on statutory capital.

Financial performance

Jackson's IFRS pre-tax operating profit in 2012 was 48 per cent higher at £964 million (2011: £651 million)[1]. This result reflects the strong underlying growth in fee income, and lower deferred acquisition cost (DAC) amortisation. The result also includes four months of REALIC operating profit.

At 31 December 2012, Jackson held £49 billion in separate account assets, compared to £38 billion in 2011. The increase in separate account assets primarily reflects the impact of positive net flows. This resulted in variable annuity separate account fee income of £875 million in 2012, up 29 per cent over the £680 million achieved in 2011.

With corporate spreads tightening during 2012 and continued low levels of absolute interest rates, total spread income, including the expected return on shareholders' assets, was lower at £757 million, compared to £813 million in the previous year.

Product acquisition costs during 2012 increased slightly compared to 2011, despite the growth in sales as a greater proportion of distributors are opting for asset-based commission. Following the introduction of new DAC guidance in 2012, which was applied retrospectively, acquisition costs are no longer fully deferrable, resulting in IFRS new business strain of £174 million in 2012, compared to £156 million in 2011.

DAC amortisation of £356 million decreased in 2012, compared to £506 million in 2011. This decrease is primarily a result of the negative prior year impact of the reversal of the benefit received in 2008 from the mean reversion formula. Partially offsetting this decrease was higher amortisation due to the higher earnings base in 2012.

Administration expenses increased to £537 million in 2012 compared to £412 million in 2011, with the increase due primarily to higher asset-based commissions paid on the larger 2012 separate account balance, which is classified as an administration expense. This increase was also attributable to larger home office staff due to the growing in-force book, the acquisition of REALIC, and certain non-recurring expenditures.

Jackson continues to actively manage its investment portfolio to mitigate investment risk. Net realised gains on debt securities amounted to £47 million in 2012 compared to gains of £106 million in 2011. This includes a realised loss net of recoveries of £10 million (2011: gains of £10 million) on credit-related sales of impaired bonds. Write-downs on debt securities were £37 million (2011: £62 million). Interest related gains during the period totalled £94 million (2011: £158 million), primarily due to sales of corporate debt.

Note
1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

Insurance operations: United States Prudential plc Annual Report 2012 31

Business unit review Business review

The net unrealised gain position has improved from £2,057 million at 31 December 2011 to £2,807 million at 31 December 2012 due to the decline in the US Treasury rates and tighter spreads. Gross unrealised losses improved from £246 million at 31 December 2011 to £178 million at 31 December 2012.

Jackson delivered total APE sales of £1,462 million, a 15 per cent increase over 2011. Jackson has achieved these sales levels, while maintaining its pricing discipline, as it continued to write new business at aggregate internal rates of return in excess of 20 per cent.

Variable annuity APE sales of £1,245 million were 14 per cent higher than in 2011. Expressed in local currency most of the increase was accounted for by APE sales of Elite Access, which totalled US$135 million. Excluding the contribution of Elite Access variable annuity APE sales of US$1,837 million were 5 per cent higher than those achieved in 2011 of US$1,749 million. In the course of the year and particularly in the second half of 2012, Jackson implemented various product initiatives to continue to balance value, volume, capital and balance sheet strength.

Fixed annuity APE sales of £58 million were 23 per cent higher than the level of sales in 2011. Jackson ranked seventh in sales of traditional deferred fixed annuities through the third quarter of 2012, with a market share of 3.6 per cent, compared to thirteenth with a 2.1 per cent market share for the full year 2011[1].

Fixed index annuity APE sales of £109 million in 2012 increased 17 per cent from 2011. Jackson ranked eighth in sales of fixed index annuities through the third quarter of 2012, with a market share of 4.9 per cent, up from a market share of 4.6 per cent in the full year 2011[2].

Total EEV basis operating profit for the long-term business in 2012 was £1,610 million, compared to £1,431 million in 2011 reflecting increases in both new and in-force business profits. Jackson's new business profit increased by 7 per cent to £873 million, reflecting active management of sales volumes and mix, higher charges and lower levels of guarantees offered. These actions counteracted the adverse effect of lower long-term yields and tighter spreads. Higher in-force profit was driven largely by higher unwind of discount, due to growth in the underlying book, and larger positive contributions from operating experience variances and assumption changes.

In 2012, Jackson's life in-force book generated £755 million of underlying free surplus (2011: £748 million) reflecting an increase due to the growth in the business and higher operating variances offset by the impact of low interest rates. Some £281 million was reinvested to write new business (2011: £202 million). The increase in capital consumption was driven by the significant decrease in interest rates which in turn caused a large drop in the valuation rate used to set reserves, resulting in higher strain compared to 2011. Notwithstanding this effect, the fast payback nature of the products, which in 2012 averaged two years across the portfolio (2011: one year) means that returns remain extremely attractive.

Jackson's RBC level at the end of 2012 was 423 per cent which compares to 429 per cent at the end of 2011. In 2012, capital formation was strong reflecting both the good operating performance, the modest level of impairments and other market value related net gains. This strong capital formation enabled Jackson to remit £249 million to Group and complete the acquisition of REALIC, while supporting its balance sheet growth and growing total adjusted capital from year end 2011 levels.

Mike Wells
President and Chief Executive Officer
Jackson National Life Insurance Company

Notes

1 Sources: LIMRA U.S. Individual Annuities Sales Survey. Third Quarter 2012 and Fourth Quarter 2011.

2 Sources: AnnuitySpecs.com's Indexed Sales & Market Report, Third Quarter 2012 and Fourth Quarter 2011: Copyright © 2012, AnnuitySpecs.com. All rights reserved.

[Graphic Appears Here]

32 Business review Prudential plc Annual Report 2012

United Kingdom:

focus

London Eye conceived and designed by Marks Barfi eld Architects

Insurance operations: United Kingdom Prudential plc Annual Report 2012 33

In the UK, Prudential has adopted

a focused strategy and competes

selectively to help Britain’s

ageing population convert their

accumulated wealth into retirement

income. We have a clear focus on

writing profitable new business

while generating cash sustainably

and preserving our capital. We

concentrate on areas in which we Business

have a clear competitive advantage,

namely individual annuities and unit

with-profits products, where we review

continue to be market leaders.

7m Business

customers review

[Graphic Appears Here]

34 Business review Prudential plc Annual Report 2012

Insurance operations continued
United Kingdom: focus



'Our ability to deliver value to our customers and the resulting market franchise allowed us to achieve higher new business profitability in 2012, as well as increasing cash generation and preserving our strong capital position, despite the challenging economic environment and competitive conditions that prevailed in the UK marketplace.'

Rob Devey
Chief Executive
Prudential UK and Europe



Total IFRS operating profit


£723m
£736m
+2%
2011
2012

2013 financial objective

- Deliver £350 million of net cash remittance to the Group

Financial performance

	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
APE sales	836	746	12	746	12
New business profit	313	260	20	260	20
Total IFRS operating profit	736	723	2	723	2
Total EEV operating profit	899	893	1	893	1

Insurance operations: United Kingdom Prudential plc Annual Report 2012 35

Business unit review Business review

Market overview

The life and pensions market in the UK is mature and highly regulated. Significant regulatory change occurred in 2012 with the implementation of the conclusions of the Retail Distribution Review (RDR), auto-enrolment for company pension schemes and gender neutral pricing.

These new regulations represent major changes to the way business is conducted in a number of areas of the markets in which we operate in the UK, and impact not only insurance and investments providers, but also distributors and consumers. It is inevitable that regulatory change of this scale and scope creates a period of uncertainty before the shape of the new long-term competitive landscape becomes evident.

The UK market is also characterised by an ageing population and a concentration of wealth in the 50+ age group, many of whom have built up substantial pension funds in employer-sponsored schemes. These customers require help to convert their wealth into sustainable lifetime income. For the next generation of savers, the responsibility for retirement provision has shifted substantially away from government and employers towards the individual. These customers are typically under-funded for retirement and helping them accumulate saving constitutes a significant opportunity for long-term savings and retirement income providers, at a time when the ability of the state to intervene is significantly diminished.

Prudential UK's longevity experience, multi-asset investment capabilities, long-standing trusted brand and financial strength mean that we are favourably positioned to help consumers translate their accumulated wealth into dependable retirement income through our range of market leading with-profits and annuity products.

We do so by focusing on those areas of the market where we are able to bring superior value to our customers and where we enjoy a competitive advantage. The performance of our with-profits fund in 2012 has allowed us to declare bonuses which mean that our policyholders should see year-on-year increases of between 3.5 per cent and 6.5 per cent in accumulating with-profits policy values and our total bonus payments are expected to top £2.0 billion in 2013.

Our ability to deliver value to our customers and the resulting market franchise allowed us to achieve higher new business profitability in 2012, as well as increasing cash generation and preserving our strong capital position, despite the challenging economic environment and competitive conditions that prevailed in the UK marketplace.

Business performance

Prudential UK has a well-established individual annuity business, built on a robust pipeline of internal vestings from maturing pension policy customers. The internal vestings pipeline is supplemented by sales through intermediaries and strategic partnerships with third parties where Prudential is the offered annuity provider for customers vesting their pensions at retirement.

Total APE sales for 2012 were £836 million (2011: £746 million) of which sales of individual annuities of APE £241 million were 35 per cent higher than in 2011.

Annuity sales from internal vestings of £146 million were 20 per cent higher than 2011, due to a combination of several factors – a higher number of customers retiring, higher average fund values and increased client contact activity. Sales of external annuities of APE £95 million were 67 per cent higher in 2012 reflecting an increase in demand for our with-profits Income Choice Annuity which offers customers income security with the potential for income growth.

36 Business review Prudential plc Annual Report 2012

Insurance operations continued
United Kingdom: focus

Onshore bonds sales of APE £228 million were up 28 per cent on 2011, including with-profits bond sales of APE £214 million, which increased by 34 per cent. Our PruFund range made up 75 per cent of with-profits bond sales, with 35 per cent higher sales than in 2011. PruFund continues to be popular with consumers, providing smoothed returns and a range of optional guarantees, which offer a degree of security against potential market falls in a post-crisis environment where investors have become much more risk-averse. Although the demand for guarantees remains high, the increase in PruFund sales is based entirely on the non-guaranteed version of the product, which is attractive to those customers who are prepared to accept some risk to their capital but still want to benefit from the smoothing offered by a with-profit product.

The RDR, one of a number of current reforms to the UK regulatory framework, was implemented on 31 December 2012. It means that financial advisers can no longer be paid commissions for recommending investment products. This is likely to lead to some short-term disruption in the market as consumers adjust to paying fees for advice and adviser firms adapt their business models for the new rules. We have seen an increase in sales of with-profit bonds in 2012 and, while we have prepared our business for the post-RDR regulatory environment, we expect this transition phase to have a negative impact on our sales of investment bonds in 2013.

Corporate pensions sales of APE £189 million were 19 per cent lower than the previous year. Sales in 2011 were particularly high due to new defined contribution members joining our schemes following closure of a number of defined benefit schemes operated by existing clients. We continue to focus on securing new members and incremental business from our current portfolio of corporate pensions customers rather than acquiring new corporate pensions schemes where market pricing is currently unattractive. Prudential UK remains the largest provider of additional voluntary contribution plans within the public sector, where we now provide schemes for 68 of the 99 public sector authorities in the UK.

Sales of other products, principally individual pensions, PruProtect, PruHealth and offshore bonds of £137 million were 12 per cent higher than in 2011. Individual pensions APE sales (including income drawdown) of £80 million were 11 per cent higher, reflecting increased demand for our Flexible Retirement Plan among advisers and their clients.

In the wholesale market, we aim to continue our selective participation approach to bulk and back-book buyouts using our financial strength, superior investment track record, annuitant mortality risk assessment and servicing capabilities. In line with this opportunistic approach, two bulk annuity buy-in insurance agreements were signed in 2012 totalling APE £41 million (2011: single deal APE £33 million). We will continue to maintain our focus on value and only participate in transactions that meet our return on capital and payback requirements.

Our direct advice service, Prudential Financial Planning (PFP), was launched in December 2011 and grew to 129 advisers in 2012, generating APE sales of £21 million. PFP offers a complete financial planning service, focused primarily on our existing direct customer base. The response from our customers has been very encouraging and we intend to continue to grow this channel to 200 advisers by the end of 2013.

The combined financial strength and investment performance track record of Prudential's UK With-Profits Fund continues to provide a key source of non-price differentiation in a competitive market. Our with-profits customers benefit from the security of Prudential's large inherited estate, which was valued at £7 billion at the year end, and provides a high degree of protection against adverse market movements. The Fund continues to provide customers with solid returns and to outperform the FTSE All-Share Index over medium to long-term horizons. Over the last 15 years, the Fund has delivered a cumulative investment return of 184.3 per cent on investments covering policyholder liabilities. This compares favourably with other with-profits funds and the FTSE All-Share Index total return of 106.5 per cent over the same period, and, by offering customers a smoothed return, helps provide protection from the full impact of volatile market conditions. This performance shows that investing in a strong with-profits fund can produce good returns for cautious investors, in spite of the combined pressures of volatile market conditions and UK interest rates remaining at historically low levels.

Retention and management of our customer base of approximately seven million remains a key focus for the business. We aim to maintain loyalty by continuing to improve our service year-on-year for both customers and intermediaries. Prudential UK's focus on continuing to deliver excellent customer service was recognised at the 2012 Financial Adviser Service Awards, where we retained our two 5-Star ratings in the Life & Pensions and Investment categories.

Insurance operations: United Kingdom Prudential plc Annual Report 2012 37

Business review Business unit review

Financial performance

Total APE sales of £836 million were 12 per cent higher than 2011, principally due to increased sales of individual annuities and with-profits bonds, partly offset by lower sales of corporate pensions. Retail APE sales of £795 million were up 12 per cent on the previous year (2011: £712 million). Although the lower level of interest rates in 2012 had a negative impact on retail new business profitability, this was more than offset by the positive mix effect from growth in higher margin products such as individual annuities and with-profits bonds.

New business profit increased by 20 per cent to £313 million (2011: £260 million), including bulk annuity transactions. Retail new business profit at £274 million was 19 per cent above 2011 (2011: £231 million), primarily driven by increased volumes in higher margin product areas.

IFRS life operating profit was higher than in 2011 at £736 million (2011: £723 million), with £272 million (2011: £293 million) from with-profits and the balance from shareholder-backed business. Commission received on Prudential-branded General Insurance products contributed £33 million to IFRS operating profit in 2012, £7 million lower than in 2011 as the book of business originally transferred to Churchill in 2002 is, as expected, decreasing in size.

At half year 2010 we announced that the business had achieved its cost savings target of £195 million per annum. At the end of 2010, an additional series of initiatives to reduce costs by a further £75 million per annum by the end of 2013 was announced. By 31 December 2012 these additional annual cost savings of £75 million per annum had also been achieved, one year earlier than planned.

EEV total operating profit of £899 million was 1 per cent higher than in 2011, reflecting higher new business profits, partly offset by lower in-force profits which were impacted by the lower level of interest rates in the period. EEV profit also included a contribution of £87 million from a change in the long-term tax rate assumption (including future tax rate changes which take effect in April 2013) from 25 per cent to 23 per cent, compared with £79 million from the 2 per cent tax rate reduction in 2011.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate and individual pensions business in its Life Fund, with other products backed by shareholder capital. For shareholder-backed business written in 2012, the weighted average post-tax internal rate of return (IRR) on the shareholder capital allocated to new business was in excess of 20 per cent and the undiscounted payback period on that new business was three years.

Operating free surplus generated from the long-term in-force business in the UK amounted to £507 million (2011: £503 million). Of this total, £45 million (2011: £54 million) was reinvested in writing shareholder-backed business at attractive average IRRs.

During 2012 Prudential UK remitted cash of £313 million to the Group (2011: £297 million), comprising £216 million (2011: £223 million) from the annual with-profits transfer to shareholders and £97 million (2011: £74 million) from the shareholder-backed business. The business expects to generate £350 million per annum of sustainable cash remittances by 2013, supported by the strength of the with-profits business and surpluses arising from the large book of shareholder-backed annuities, maintained into the future by the pipeline of maturing individual and corporate pensions.



Rob Devey
Chief Executive
Prudential UK and Europe

38 Business review Prudential plc Annual Report 2012

Asset management: optimise

M&G has continued to focus on

delivering superior investment

performance for our customers

while maximising the strength

of its distribution capabilities.

It has pursued business

diversifi cation both across

geographies and asset classes.

Ł228bn

assets under management

[Graphic Appears Here]

Asset management Prudential plc Annual Report 2012 39

Eastspring Investments recently

became the largest retail asset

manager in Asia1, and continues to

build a cohesive regional presence,

penetrating the offshore segment

more effectively.

Ł58.1bn Busi

assets under management ness

Note unit

1 Source: survey conducted by Asia Asset

Management Magazine as at 30 June 2012

(based on assets sourced from Asia ex-Japan). review

Business

review

40 Business review Prudential plc Annual Report 2012

Asset management

Asset management: optimise

M&G

‘M&G has had a record-breaking year in terms of net sales, funds under management and profits. It continues to execute against its strategy and deliver strong performance for both clients and its shareholder, the Prudential Group.’

Michael McLintock
Chief Executive
M&G





Total IFRS operating profit


£357m
£371m
+4%
2011
2012

External funds under management


£91.9bn
£111.9bn
+22%
2011
2012

M&G		AER		CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
Gross investment inflows	36,464	25,981	40	25,981	40
Net investment inflows:					
Retail business	7,842	3,895	101	3,895	101
Institutional business	9,039	490	1,745	490	1,745
Total	16,881	4,385	285	4,385	285
Revenue	728	662	10	662	10
Other income	6	4	50	4	50
Staff costs	(289)	(270)	(7)	(270)	(7)
Other costs	(147)	(134)	(10)	(134)	(10)
Underlying profit before performance-related fees	298	262	14	262	14
Share of associate's results[note (i)]	13	26	(50)	26	(50)
Performance-related fees	9	13	(31)	13	(31)
Operating profit from asset management operations	320	301	6	301	6
Operating profit from Prudential Capital	51	56	(9)	56	(9)
Total IFRS operating profit	371	357	4	357	4
Funds under management[note (ii)]	£228bn	£201bn	13	£201bn	13

Notes
(i) The 2012 figure represents M&G's 49.99 per cent proportionate share in the operating profit (including performance-related fees) of PPM South Africa following the divestment transaction in 2012. 100 per cent of operating profits were included in 2011.
(ii) Funds under management includes M&G's share of the assets managed by PPM South Africa at 49.99 per cent and 100 per cent for 2012 (£4.4 billion) and 2011 (£7.9 billion) respectively.

Asset management: M&G Prudential plc Annual Report 2012 41

Business unit review Business review

Market overview

M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients. It is an investment-led business with a clear focus on generating superior long-term returns for investors, whether they are third-party clients or the funds of Prudential's insurance operations. This is achieved by creating an environment that is attractive to talented investment professionals.

Against a backdrop of continued political and macroeconomic uncertainty, M&G continues to deliver strong investment performance. Over the three years to 31 December 2012, 20 funds representing approximately 61 per cent of retail funds under management (FUM) produced first or second quartile investment returns. The performance of funds managed on behalf of institutional fixed income clients also remains extremely strong with all actively-managed mandates meeting or outperforming their benchmarks over this period.

Business performance

M&G has had a record-breaking year in terms of net sales, funds under management and profits.

Total net sales for the 12 months to the end of December 2012 were £16.9 billion, 25 per cent higher than the previous full year peak of £13.5 billion in 2009 and 285 per cent higher than net sales of £4.4 billion in 2011.

The strength of net flows, together with increases in equities and bond values in the year, have led to an increase of 13 per cent in total funds under management, to an all-time high of £228 billion. The FTSE All Share Index has increased by 8 per cent over the year and the sterling corporate bond index has increased by 15 per cent. Building on the strength of the net flows generated by the business over recent years, M&G was the largest retail fund manager in the UK[1], measured by funds under management. M&G's total UK retail FUM is £41.2 billion, as noted by the Investment Management Association at the end of December 2012.

Underlying operating profit for the year was £298 million, 14 per cent higher than the previous best of £262 million in 2011. Total operating profit for 2012 was £320 million.

This caps a decade of extremely strong growth for M&G. Since 2003 net fund sales have increased at an annual compound rate of 32 per cent and external client assets have grown at an annual compound rate of 19 per cent. Over this period underlying profit has grown at an annual rate of 22 per cent.

Retail

In the retail market, M&G operates a single fund range from the UK, which it distributes both locally and internationally through increasingly diverse channels. Assets sourced from investors outside the UK now account for 29 per cent of M&G's total retail FUM.

Its reputation for delivering superior long-term investment returns and a high standard of client service enabled M&G to attract a record level of net fund sales in the retail market in 2012. Excluding the results of our South African associate company, where our shareholding reduced from 75 per cent to 49.99 per cent during 2012, total net sales were £8.2 billion. This is 15 per cent higher than their previous high of £7.2 billion in 2010.

In the UK, M&G's core market, net sales totalled £3.0 billion, 30 per cent lower than the previous year, but still sufficiently high to rank M&G as the top selling house for the year. M&G has ranked first for both net and gross fund sales in the UK for four consecutive calendar years, an unprecedented achievement. Fund sales slowed in the second half as a direct consequence of a decision in July to limit flows of new money into two of our best-selling sterling corporate bond funds to ensure continued flexibility in the management of the funds. We expect UK net sales to continue to slow in 2013.

By contrast, net fund sales in mainland Europe increased sharply. Following a minor net outflow in 2011, the business generated a record £5.2 billion of net sales representing 67 per cent of total retail net sales in 2012. Over the year M&G saw retail assets sourced from European clients grow by 75 per cent to £14.4 billion (2011: £8.2 billion). Today M&G has offices in 15 different countries and its retail funds are registered for sale in 20 jurisdictions.

A core pillar of M&G's retail business is to offer a diversified range of investment funds and so be well-placed for changes in investor trends. The demand for conservatively managed portfolios for most of 2012 saw strong inflows into the M&G Optimal Income Fund, a highly flexible international fixed income fund, and into the M&G Global Dividend Fund. In Europe, Optimal Income was the fourth best-selling fund, while Global Dividend ranked ninth over the year to end of December 2012 and was the top selling cross border Equity fund in 2012[2].

No fewer than 10 of M&G's retail funds, across the major asset classes of fixed income, equities and real estate, each attracted net sales of at least £100 million during the 12 month period.

The £8.2 billion of net retail inflows in the UK and Europe were partially off-set by a £0.4 billion net outflow from funds managed by M&G's associate entity in South Africa. These redemptions were entirely from the PPM South Africa Dividend Income Fund, which was closed on 31 March 2012 ahead of the implementation of new tax legislation on 1 April 2012, which would have had a materially adverse impact on the treatment of the distribution made by the fund to its investors. Fund flows into other retail funds of the South African business have been positive.

Institutional

In the institutional marketplace, M&G's approach is to leverage investment strategies developed primarily for Prudential's internal funds to create higher margin external business opportunities. M&G offers third-party clients, such as pension funds and sovereign wealth funds, an innovative range of specialist fixed income and real estate strategies, including private debt opportunities and infrastructure investment.

Notes

1 Source: Investment Management Association, data as at end of December 2012.

2 Source: SimFund Global. Data as at end of December 2012 in EUR. Based on estimated net sales of funds classed as fund market 'International' (registered for sale in more than five countries). Excludes Money Market and Alternative funds.

42 Business review Prudential plc Annual Report 2012

Asset management continued

Asset management: optimise

M&G

The institutional business attracted a record level of net funds in 2012, predominantly into fixed income strategies on the strength of its outstanding record of outperformance. At £9.0 billion, net inflows were 50 per cent higher than the previous best of £6.0 billion in 2009. The 2012 inflows include a single £7.6 billion mandate which is expected to be partially or wholly redeemed within the next 24 months.

M&G continues to grow its business with external institutional clients, including the provision of alternatives to bank lending. The M&G UK Companies Financing Fund, a loan facility for medium-sized companies launched in the wake of the 2008 credit crisis, has increased its total commitments to £930 million across 11 individual loans. During the year, loans were made to three new clients, while a fourth advance went to an existing borrower.

Other innovations for third-party clients include a series of investment strategies to manage long-term inflation-linked liabilities. The business successfully launched the M&G Inflation Opportunities Fund and the M&G Debt Opportunities Fund, which complement the existing M&G Secured Property Income Fund, a portfolio of long-lease properties with inbuilt inflation-linked increases. This last fund, which has total investor commitments of £1.3 billion, has delivered an annualised return of 7 per cent above the retail prices index (RPI) over the past three years.

In infrastructure, Infracapital, M&G's unlisted infrastructure equity division, led a consortium (comprising Infracapital and other parties independent of Prudential) in the acquisition of a 90 per cent interest in Veolia Environnement S.A.'s (Veolia) UK regulated water business (now renamed Affinity Water). Affinity Water is the largest regulated water-only company in the UK by turnover. The acquisition is the first investment for Infracapital Partners II LP, which has current commitments of £358 million.

Financial performance

M&G continues to execute against its strategy and deliver strong performance for both clients and its shareholder, the Prudential Group. M&G's 2012 financial performance continues the momentum from the strong full year results recorded in both 2011 and 2010, with further growth in profits and improvement in operating margins.

Total revenues, including other income, were £734 million, an increase of 10 per cent on the 2011 position. The increased scale of the business following the strong growth in FUM over recent periods has generated operational efficiencies. Combined with a focus on cost discipline across the business, this has resulted in the cost/income ratio[1] improving from 61 per cent in 2011 to 59 per cent for 2012. Underlying profit for the full year rose by 14 per cent to a new record level of £298 million. Following the addition of performance-related fees and profit from our associate investment in South Africa, total operating profit for 2012 was at a record level of £320 million. Although affected by the reduction in our holding in our South African business, this is an increase of 6 per cent on the 2011 position of £301 million, which had been the previous record year.

The profit from the South Africa entity represents our proportionate share of its operating profit which, following the divestment transaction in the first quarter of 2012, reduced our ownership to 49.99 per cent. For 2011 and prior periods, the results of the South Africa entity were fully consolidated within our operating profit.

Given the ongoing strength of its financial performance, M&G continues to provide capital-efficient profits and cash generation for the Prudential Group. This is in addition to the strong investment returns generated on the internally managed funds. M&G remits a substantial proportion of its post-tax profits to the shareholder. During 2012 cash totalling £206 million (2011: £213 million) was remitted to Group.

Prudential Capital

Prudential Capital manages the Group's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: (i) to provide professional treasury services to the Prudential Group; (ii) to operate a first-class wholesale and capital markets interface; and (iii) to realise profitable opportunities within a tightly controlled risk framework. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

Markets have remained difficult and volatile in 2012, and as a result the business remains focused on liquidity across the Prudential Group, management of the existing asset portfolio and conservative levels of new investment. Prudential Capital has continued to invest in developing its capabilities, by seeking to maintain the dynamism and flexibility necessary to ensure that the treasury and wholesale services remain robust in a period of increased regulatory change, and to identify and realise opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole.

Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services. IFRS operating profit was £51 million in 2012 (2011: £56 million). In 2012 a total of £91 million (2011: £67 million) cash was remitted to Group.



Michael McLintock
Chief Executive
M&G

Note
1 Excluding performance-related fees, carried interest on private equity investment and profit from the PPM South Africa entity.

Asset management: M&G/ Eastspring Investments Prudential plc Annual Report 2012 43

Business unit review Business review

Asset management continued

Asset management: optimise
Eastspring Investments

Eastspring Investments	AER			CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
Gross investment inflows[note]	9,036	7,824	15	7,707	17
Net investment flows[note]	1,626	633	157	599	171
Total IFRS operating profit	75	80	(6)	79	(5)
Funds under management	£58.1bn	£50.3bn	16	£49.8bn	17

Market overview

Prudential's asset management business in Asia manages investments for Asia's third-party retail and institutional clients in addition to investments of Prudential's Asia, UK and US life companies. It has operations in 11 markets, including Indonesia which was successfully opened during 2012, increasing our asset management footprint in the region.

Markets remained challenging in 2012. Equity funds struggled to gain traction, due to poor investor sentiment in the face of weak macroeconomic signals. Fixed income and regular yield products remained in favour.

In November 2011, Prudential announced that its Asia Asset Management operations would be rebranded Eastspring Investments. The new brand, which was officially launched in February 2012, is enabling the business to establish a cohesive regional presence, thereby penetrating the offshore segment more effectively. It also supports distribution to new markets outside Asia and we have recently opened a distribution office in the US.

Eastspring Investment's leading presence in Asia was acknowledged when it was ranked the largest retail asset manager in Asia (based on assets sourced from Asia ex-Japan), as at 30 June 2012, in a survey conducted by Asia Asset Management magazine. Eastspring Investments also received multiple accolades for its investment capabilities, including four fund managers from Singapore, Malaysia and Indonesia being named '2012 Most Astute Investors in Asian currency bonds' by The Asset Benchmark Research and the joint venture business in India being recognised as the 'Best Debt Fund House of the year' in the Morningstar Awards 2012.

During 2012 Eastspring Investments delivered excellent investment performance with 65 per cent of funds exceeding their benchmarks or were peer-ranked within the top two quartiles over a three year period.

Business performance

Net third-party inflows (excluding Money Market Funds) of £1,626 million were driven by net inflows in India, Taiwan and China. Specifically, strong fund-raising was seen in India for our fixed maturity plan range and open-ended bond funds, while the Taiwan business saw a successful launch of the Emerging Asian Local Fixed Income Fund in the first half of the year and the Global Aggregate Strategy High Yield Bond Fund in the second half. In addition, Taiwan's existing range of onshore and offshore bond funds also generated significant net inflows in 2012. In China, both the CSI 500 Index Fund and the Tianjin Split Bond Fund launched in the second half of the year attracted positive flows. The positive net flows were partially offset by redemptions from an institutional client in Singapore and another in Korea.

Total funds under management (FUM) reached a record £58.1 billion and represent a 16 per cent increase from a year ago on the back of strong net inflows and positive market movements.

Financial performance

Fee income rose by a more modest 3 per cent, reflecting a change in FUM mix, with a higher proportion of internal, institutional and retail bond funds, all of which attract lower average annual charges. At the same time costs have increased as we continue to invest in the development of the Eastspring Investments platform and expand into new markets. IFRS operating profit was, therefore, 6 per cent lower than the prior year at £75 million.

Note
Gross and net investment flows exclude Eastspring Money Market Funds, that had net outflows of £226 million in 2012 (2011: net outflows £512 million).

44 Business review Prudential plc Annual Report 2012

Asset management continued

Asset management: optimise United States

PPM America		AER		CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
Total IFRS operating profit	6	4	50	4	50

Market overview

PPM America (PPMA) manages assets for Prudential's US, UK and Asia affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group. PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance

IFRS operating profit in 2012 was £6 million, compared to £4 million in 2011, principally reflecting the increase in funds under management over the period.

At 31 December 2012, funds under management of £64 billion were as follows:

	AER							
	2012 £bn				2011 £bn			
	US	UK	Asia	Total	US	UK	Asia	Total
Insurance	38	15	1	54	32	15	–	47
Unitised	2	1	6	9	1	1	5	7
CDOs	1	–	–	1	1	–	–	1
Total funds under management	41	16	7	64	34	16	5	55

Curian		AER		CER	
	2012 £m	2011 £m	Change %	2011 £m	Change %
Gross investment inflows	1,550	1,684	(8)	1,704	(9)
Revenue	69	51	35	52	33
Costs	(54)	(45)	(20)	(46)	(17)
Total IFRS operating profit	15	6	150	6	150
Total funds under management	£7.1bn	£4.7bn	51	£4.5bn	58

Market overview

Curian Capital, Jackson's registered investment adviser, provides innovative fee-based managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines with Curian's retail asset management products.

Business performance

At 31 December 2012, Curian had total assets under management of £7.1 billion, compared to £4.7 billion at the end of 2011. Curian generated deposits of £1,550 million in 2012, down 8 per cent from 2011. Curian's asset growth continues to benefit from its prior investment platform expansions and its significant expansion in 2012 of the firm's wholesaling team and new distribution territories.

Financial performance

Curian reported an IFRS basis operating profit of £15 million in 2012 compared to £6 million in 2011. This increase was primarily due to higher net revenue from a larger book of assets under management.

Asset management: United States Prudential plc Annual Report 2012 45

Business unit review
Business review

US Broker-dealer National Planning Holdings, Inc.	2012 £m	AER 2011 £m	AER Change %	CER 2011 £m	CER Change %
Revenue	528	491	8	497	6
Costs	(510)	(477)	(7)	(483)	(6)
Total IFRS operating profit	18	14	29	14	29

Market overview

National Planning Holdings, Inc. (NPH) is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

NPH continues to grow the average business and revenue per representative. By utilising high-quality, state-of-the-art technology, Jackson provides NPH's advisers with the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance

NPH generated revenues of £528 million in 2012, up from £491 million in 2011, on gross product sales of £10.5 billion (2011: £8.6 billion). The network continues to achieve profitable results, with 2012 IFRS operating profit of £18 million, a 29 per cent increase from £14 million in 2011. At 31 December 2012, the NPH network had 3,540 registered advisers (2011: 3,636 registered advisers).

46 Business review Prudential plc Annual Report 2012

Financial review

Results summary

International Financial Reporting Standards (IFRS) basis results*

Statutory IFRS basis results

	2012	2011 note (i)
Profit after tax attributable to equity holders of the Company	£2,197m	£1,415m
Basic earnings per share	86.5p	55.8p
Shareholders' equity, excluding non-controlling interests	£10.4bn	£8.6bn

Supplementary IFRS basis information

	2012 £m	2011 £m note (i)
Operating profit based on longer-term investment returns*	2,533	2,027
Short-term fluctuations in investment returns on shareholder-backed business	204	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	21
Gain on dilution of Group holdings	42	–
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(19)	–
Profit before tax attributable to shareholders	2,810	1,828
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	76.8p	62.8p

European Embedded Value (EEV) basis results*

	2012 £m	2011 £m
Operating profit based on longer-term investment returns*	4,321	3,978
Short-term fluctuations in investment returns	538	(907)
Mark to market value movements on core borrowings	(380)	(14)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	62	23
Effect of changes in economic assumptions	(16)	(158)
Gain on dilution of Group holdings	42	–
Gain on acquisition of REALIC	453	–
Profit before tax (including actual investment returns)	5,020	2,922
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	125.0p	115.7p
Shareholders' equity, excluding non-controlling interests	£22.4bn	£19.6bn

	2012	2011
Dividends per share declared and paid in reporting period	25.64p	25.19p
Dividends per share relating to reporting period	29.19p	25.19p
Funds under management	£405bn	£351bn
Insurance Groups Directive capital surplus (as adjusted) notes (ii) and (iii)	£5.1bn	£4.0bn

Notes

(i) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

(ii) The surpluses shown for 2012, which is estimated, and 2011 are before allowing for the final dividends for 2012 and 2011 respectively.

(iii) From March 2013, the basis of calculating Jackson's contribution to the Group's IGD surplus will change, further detail can be found in the 'Capital position, financing and liquidity' section of the Chief Financial Officer's overview.

Financial review Prudential plc Annual Report 2012 47

* Basis of preparation

Results bases

The IFRS basis results have been prepared in accordance

with the accounting policies discussed in notes A2 to A4

of the IFRS financial statements.

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential’s Financial opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors review with a measure of the future profit streams of the Group’s in-force long-term businesses and is a valuable supplement to statutory accounts. The EEV basis results have been prepared in

accordance with the EEV principles discussed in note 1

of EEV basis supplementary information. Business

Operating profit based on longer-term investment returns

The Group provides supplementary analysis of profit before tax review attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from the other elements of total profit shown. Operating profit per share is calculated using operating profits based on longer-term investment returns, after related tax and non-controlling interests.

Exchange translation – Actual Exchange Rate (AER) and

Constant Exchange Rate (CER)

The comparative results have been prepared using previously

reported exchange rates (AER basis) except where otherwise

stated. Results on a CER basis are also shown for the analysis of IFRS and EEV operating profit based on longer-term

investment returns.

48 Business review Prudential plc Annual Report 2012

Financial review continued

IFRS results

IFRS basis operating profit based on longer-term investment returns

		AER		CER	
	2012 £m	2011 £m note (i)	Change %	2011 £m note (i)	Change %
Insurance business					
Long-term business:					
Asia	920	709	30	697	32
US	964	651	48	659	46
UK	703	683	3	683	3
Development expenses	(7)	(5)	(40)	(5)	(40)
Long-term business profit	2,580	2,038	27	2,034	27
UK general insurance commission	33	40	(18)	40	(18)
Asset management business:					
M&G (including Prudential Capital)	371	357	4	357	4
Eastspring Investments	75	80	(6)	79	(5)
Curian	15	6	150	6	150
US broker-dealer and asset management	24	18	33	18	33
	3,098	2,539	22	2,534	22
Other income and expenditure	(498)	(483)	3	(483)	3
RPI to CPI inflation measure change on defined benefit pension schemes[note (ii)]	–	42	(100)	42	(100)
Solvency II implementation costs	(48)	(55)	13	(55)	13
Restructuring costs	(19)	(16)	(19)	(16)	(19)
Total IFRS basis operating profit based on longer-term investment returns	2,533	2,027	25	2,022	25

Notes
(i) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.
(ii) During 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

In 2012, the Group's IFRS operating profit based on longer-term investment returns was £2,533 million, an increase of 25 per cent from 2011.

In Asia, IFRS operating profit based on longer-term investment returns for long-term business increased by £211 million from £709 million[1] in 2011 to £920 million in 2012. Included with this result is a £51 million one-off profit on sale of the Group's interest in China Life Insurance Company of Taiwan, which was originally acquired in 2008 when Prudential sold its Taiwanese agency business to the company. Excluding this amount, Asia's long-term business operating profit increased by 23 per cent to £869 million, primarily reflecting strong growth in the size of our business in the region, particularly health and protection.

The contribution to profits from Indonesia, Hong Kong, Singapore and Malaysia, Prudential's largest markets in Asia, continues to rise, with operating profits from these businesses[2] up 22 per cent from £552 million in 2011 to £674 million in 2012. High consumer demand for savings and protection in Indonesia continues to drive growth in premiums and earnings, with operating profit[2] up 23 per cent from £212 million to £260 million. Hong Kong's operating profit[2] increased by 28 per cent to £88 million (2011: £69 million), as business mix has shifted towards higher return products. Singapore increased by 23 per cent to £206 million (2011: £167 million)[2] and Malaysia's operating profit[2] at £120 million (2011: £104 million) increased by 15 per cent. Operating profits from our other long-term insurance operations in the region also increased by 24 per cent to £147 million (2011: £119 million), as these businesses increase in size.

Notes
1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.
2 Before non-recurring items.

Financial review Prudential plc Annual Report 2012 49

The US long-term business operating profit increased by 48 per cent from £651 million[1] in 2011 to £964 million in 2012. The 2011 result included an accelerated deferred acquisition cost (DAC) amortisation of £190 million that did not recur. Excluding this item the underlying increase reflects the continued growth in fee income on the separate account business offset by lower earnings from fixed annuities in line with the compression in corporate spreads experienced in the course of the year. The result also includes a £67 million contribution from REALIC which was acquired in September 2012 and is performing in line with our expectations.

Prudential's UK business has sustained its performance at similar levels to the previous year, with total IFRS operating profit of £736 million (2011: £723 million). Long-term business generated £703 million (2011: £683 million) driven by an increase in profits from individual annuities and bulk annuity transactions, the latter contributing £31 million (2011: £23 million) to the total. Shareholders with-profits business transfers amounted to £272 million, compared with £293 million in 2011, in line with reductions in policy bonus rates. Profit from UK general insurance commission continued to decline as expected to £33 million (2011: £40 million) as the business matures and in-force policy numbers fall.

Total operating profit for 2012 from M&G and Prudential Capital increased by 4 per cent from £357 million in 2011 to £371 million in 2012, primarily reflecting positive net inflows into M&G during 2011 and 2012.

Eastspring Investments reported operating profit of £75 million, down by £5 million from the £80 million recognised in 2011. This reflects a broadly unchanged level of fee income with the effect of higher fund values offset by a shift in business mix towards bond mandates, together with increased costs as the business develops the Eastspring Investments platform and expands into new markets.

Financial review Business review

Note
1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

50 Business review Prudential plc Annual Report 2012

Financial review continued

IFRS basis results – Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

	AER 2012			AER 2011			CER 2011		
	Operating profit £m	Average liability note (ii) £m	Margin note (i) bps	Operating profit £m	Average liability note (ii) £m	Margin note (i) bps	Operating profit £m	Average liability note (ii) £m	Margin note (i) bps
Spread income	1,074	62,174	173	1,065	57,417	185	1,072	57,572	186
Fee income	1,077	78,807	137	870	68,298	127	875	68,331	128
With-profits	311	95,681	33	331	93,056	36	331	92,946	36
Insurance margin	1,032			736			729		
Margin on revenues	1,669			1,425			1,404		
Expenses:									
Acquisition costs note (iii)	(1,997)	4,195	(48)%	(1,783)	3,681	(48)%	(1,782)	3,678	(48)%
Administration expenses	(1,248)	143,321	(87)	(1,043)	125,715	(83)	(1,039)	125,903	(82)
DAC adjustments note (iv)	406			237			243		
Expected return on shareholder assets	205			200			201		
Gain on China Life (Taiwan) shares	51			–			–		
Operating profit based on longer-term investment returns	2,580			2,038			2,034		

Notes
(i) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(ii) For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as this is seen as a good proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities), are excluded from the calculation of the average. In addition for REALIC, which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.
(iii) Acquisition cost ratio represents shareholder acquisition costs as a percentage of total APE including with-profits sales. Acquisition costs include only those relating to shareholders.
(iv) DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in the basis of preparation and note A5 of the IFRS financial statements.

Spread income earned in 2012 was £1,074 million, £9 million higher than the amount received in the prior year of £1,065 million. As expected the margin secured has fallen from 185 basis points in 2011 to 173 basis points in 2012 principally due to spread compression in the US general account business, down from 258 basis points in 2011 to 239 basis points in 2012. Further reductions in this source of income are anticipated in the next few years if the current low interest rate environment persists.

Fee income has increased by 24 per cent to £1,077 million driven by the 15 per cent increase in the Group's average unit-linked liabilities, which principally reflects the £8 billion net inflows into Jackson's separate accounts as well as positive net flows in Asia's linked business in 2012. The fee income margin has increased from 127 basis points in 2011 to 137 basis points in 2012 as Jackson, where the fee margin is higher, contributes a greater proportion to the Group total fee income.

With-profits income has fallen from £331 million in 2011 to £311 million in 2012 in line with reductions in annual bonus rates on UK with-profits policies.

Insurance margin has increased by 40 per cent from £736 million in 2011 to £1,032 million in 2012 mainly due to the continued success of the health and protection strategy in Asia and an increase in guarantee fees in the US. 2012 also includes four months of revenue from REALIC amounting to £87 million following its acquisition by Jackson in September 2012.

Margin on revenues principally comprises amounts deducted from premiums to cover acquisition costs and administration expenses. The margin has increased by 17 per cent from £1,425 million in 2011 to £1,669 million in 2012. This increase is driven by Asia and primarily reflects higher premium income levels in the year.

Acquisition costs have increased in absolute terms to £1,997 million, in line with the increased new business sales. Expressed as a percentage of new business APE, 2012 has remained constant with 2011 at 48 per cent.

Administration expenses have increased to £1,248 million, principally reflecting the growth of the business in the year. Expressed as a ratio to average liabilities, acquisition costs have increased from 83 basis points in 2011 to 87 basis points in 2012. This reflects changes in business mix and the increased proportion of commission on new sales being taken by US distributors on an annual as opposed to an initial basis.

DAC adjustments are a net benefit to the result as the deferral of current year's acquisition costs exceeds the amortisation of previously deferred costs. This net benefit increased from £237 million in 2011 to £406 million in 2012. This increase arises in the US (where DAC adjustments were £442 million in 2012 compared with £228 million in 2011), reflecting a return to more normal levels of DAC amortisation in 2012. 2011 included a £190 million charge for accelerated DAC amortisation, representing the reversal of the benefit received in 2008 from the use of the mean reversion formula.

Financial review Prudential plc Annual Report 2012 51

Financial review Business review

IFRS basis results – Margin analysis of asset management pre-tax IFRS operating profit based on longer-term investment returns by driver

	2012 £m				
	M&G note (i)	Eastspring Investments	PruCap	US	Total
Operating income note (i)	734	201	120	296	1,351
Operating profit based on longer-term investment returns	320	75	51	39	485
Average funds under management (FUM), including 49.99% proportional share of PPM South Africa	£209.0bn				
Average FUM, excluding PPM South Africa	£205.1bn	£55.0bn			
Margin based on operating income note (ii)	36 bps	37 bps			
Cost/income ratio note (iii)	59%	64%			

	2011 £m				
	M&G note (i)	Eastspring Investments	PruCap	US	Total
Operating income note (i)	666	196	122	249	1,233
Operating profit based on longer-term investment returns	301	80	56	24	461
Average funds under management (FUM), including 49.99% proportional share of PPM South Africa	£195.1bn				
Average FUM, excluding PPM South Africa	£190.9bn	£51.4bn			
Margin based on operating income note (ii)	35 bps	38 bps			
Cost/income ratio note (iii)	61%	62%			

Notes

(i) Operating income is presented net of commissions and excludes performance related fees, and for M&G carried interest on private equity investments. Following the divestment in 2012 of M&G's holding in PPM South Africa from 75 per cent to 49.99 per cent and its treatment from 2012 as an associate, M&G's operating income and expense shown in the table above, no longer includes any element from PPM South Africa, with the share of associate's results being presented in a separate line. In order to avoid year-on-year distortion, in the table above the 2011 operating income, margin and cost/income ratio reflect the retrospective application of the basis of presentation for 2011 results.

(ii) Margin represents operating income as defined in note (i) above as a proportion of average FUM, being the average of monthly FUM, excluding PPM South Africa. The comparatives have been altered to present 2011 on the same basis.

(iii) Cost/income ratio represents cost as a percentage of operating income as defined in note (i) above. M&G's operating income and expense excludes any contribution from M&G's associate, PPM South Africa.

M&G's recent growth has seen average funds under management, excluding PPM South Africa, increase from £190.9 billion during 2011 to £205.1 billion in 2012. This has led to a 10 per cent increase in operating income to £734 million, equivalent to a margin of 36 basis points, an increase from 35 basis points in 2011. M&G continues to focus on cost control and the efficiencies created as the scale of the business grows. The benefit of this operational leverage is evident in an improvement in the cost to income ratio from 61 per cent in 2011 to 59 per cent in 2012.

At Eastspring Investments strong net inflows and positive market movements have led to an increase in average funds under management from £51.4 billion to £55.0 billion, with operating income rising from £196 million to £201 million. As the growth in funds stemmed principally from internal clients and fixed income mandates, the average fee margin declined from 38 basis points in 2011 to 37 basis points in 2012. Continued investment in developing the Eastspring Investment platform contributed to a higher cost to income ratio of 64 per cent in 2012 (2011: 62 per cent).

52 Business review Prudential plc Annual Report 2012

Financial review continued

IFRS basis profit after tax

	AER	
	2012 £m	2011 £m note
Operating profit based on longer-term investment returns	2,533	2,027
Short-term fluctuations in investment returns:		
– Insurance operations	122	(100)
– Other operations	82	(120)
	204	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	21
Gain on dilution of Group holdings	42	–
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(19)	–
Profit before tax attributable to shareholders	2,810	1,828
Tax charge attributable to shareholders' profit	(613)	(409)
Non-controlling interests	–	(4)
Profit for the year attributable to shareholders	2,197	1,415

Note
Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

IFRS basis profit after tax

The 2012 total profit before tax attributable to shareholders was 54 per cent higher at £2,810 million in 2012 (2011: £1,828 million)[1]. The improvement predominantly reflects the increase in operating profit based on longer-term investment returns, and the positive investment market returns earned in the year.

IFRS operating profit is based on longer-term investment return assumptions rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS short-term fluctuations in investment returns

Short-term fluctuations in investment returns for our insurance operations of positive £122 million comprised of positive £76 million for Asia, negative £90 million in the US and positive £136 million in the UK.

The positive short-term fluctuations of £76 million for our Asia operations in 2012 relates to unrealised gains on bond assets held across the region following the fall in long-term yields in the period.

The combination of higher equity markets and lower market volatility in the US has reduced the technical reserves held for the variable annuity guarantees. This favourable effect was more than offset by the net unrealised value movement on derivative instruments held to manage the Group's exposure to these guarantees, producing a net £90 million negative fluctuation in our US operation.

The positive short-term fluctuations of £136 million for our UK operations primarily reflect net valuation gains on fixed income assets supporting the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations were positive £82 million. This primarily represents appreciation on Prudential Capital's bond portfolio partially offset by net realised and unrealised losses in the year on derivatives held centrally to manage market risks.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of positive £50 million (2011: positive £21 million) mainly reflects the partial recognition of actuarial surplus in the Prudential Staff Pension Scheme following the results of the triennial valuation, further details of which are given in note I3 of the IFRS basis results.

Gain on dilution of Group holdings

On 22 February 2012, M&G completed transactions to reduce its majority holding in PPM South Africa from 75 per cent to 49.99 per cent. Under IFRS the transactions give rise to a gain on dilution of £42 million, which has been excluded from the Group's IFRS operating profit.

Amortisation of acquisition accounting adjustments arising on the purchase of REALIC

On 4 September 2012, Jackson completed the acquisition of 100 per cent of the issued share capital of SRLC America Holding Corp. (SRLC), and its primary operating subsidiary, REALIC for a total cash consideration of £370 million. The amortisation primarily comprises the difference between the yield on the acquired investments based on market values at acquisition and historic investment income on book yields recognised in IFRS operating profit. Movement in the fair value acquisition adjustments on the value of business acquired and policyholder liabilities is also included. Further details are given in note I1 of IFRS basis results.

Effective tax rates

The effective rate of tax on operating profit based on longer-term investment returns was 23 per cent (2011: 21 per cent). The 2011 effective rate had benefited from utilising carried forward tax losses for which no deferred tax asset had been recognised.

The effective rate of tax on the total IFRS profit was 22 per cent (2011: 22 per cent). In both 2012 and 2011 we have benefited from reductions in the main UK corporation tax rate – 28 per cent to 26 per cent in 2011 and 26 per cent to 24 per cent in 2012.

Note
1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

Financial review Prudential plc Annual Report 2012 53

Financial review Business review

EEV results

EEV basis operating profit based on longer-term investment returns

		AER		CER	
	2012 £m	2011 £m (note)	Change %	2011 £m (note)	Change %
Insurance business:					
Asia	1,960	1,764	11	1,747	12
US	1,610	1,431	13	1,448	11
UK	866	853	2	853	2
Development expenses	(7)	(5)	(40)	(5)	(40)
Long-term business profit	4,429	4,043	10	4,043	10
UK general insurance commission	33	40	(18)	40	(18)
Asset management business:					
M&G (including Prudential Capital)	371	357	4	357	4
Eastspring Investments	75	80	(6)	79	(5)
Curian	15	6	150	6	150
US broker-dealer and asset management	24	18	33	18	33
	4,947	4,544	9	4,543	9
Other income and expenditure	(554)	(536)	(3)	(536)	(3)
RPI to CPI inflation measure change on defined benefit pension schemes(note)	–	45	–	45	–
Solvency II implementation costs	(50)	(56)	11	(56)	11
Restructuring costs	(22)	(19)	(16)	(18)	(22)
Total EEV basis operating profit	4,321	3,978	9	3,978	9

Note
During 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK government's decision to change the basis of indexation from RPI to CPI.

Prudential Group's total EEV basis operating profit based on longer-term investment returns was £4,321 million in 2012, 9 per cent higher than the £3,978 million earned in 2011.

Long-term business operating profit generated by the Group was £4,429 million (2011: £4,043 million). This profit comprises:

- New business profit of £2,452 million (2011: £2,151 million);
- In-force profit of £1,984 million (2011: £1,897 million); and
- Negative £7 million for development expenses (2011: negative £5 million).

New business profit at £2,452 million was 14 per cent higher than last year, reflecting a 14 per cent increase in new business APE. The higher sales volumes and pricing actions coupled with favourable business mix mitigated the pressure on margins from the low level of long-term interest rates.

The new business profit for the Asia business increased by 18 per cent to £1,266 million compared to £1,076 million in 2011. The growth in new business profit was driven by Indonesia, Singapore and Malaysia reflecting strong volume growth in Indonesia and Singapore and favourable product mix changes in Malaysia. Jackson in the US delivered new business profit of £873 million, an increase of 7 per cent compared to £815 million. Throughout 2012, Jackson proactively adjusted pricing and product features to respond to both market conditions and the competitive environment, actions which counteracted the adverse effect of lower long-term yields and tighter spreads. UK new business profit increased by 20 per cent to £313 million in 2012 compared to £260 million in 2011 and includes the benefit of two bulk annuity buy-ins in 2012. This increase reflected higher sales volumes, and a favourable change in product mix towards higher margin individual annuities and with-profits bonds.

54 Business review Prudential plc Annual Report 2012

Financial review continued

EEV basis operating profit based on longer-term investment returns continued

The contribution to operating profit from life in-force business was £1,984 million (2011: £1,897 million) and comprises £1,493 million (2011: £1,447 million) from the unwind of the discount on the opening embedded value and other expected returns, and £491 million (2011: £450 million) from the effect of operating assumption changes, experience variances and other items. The unwind of discount and other expected returns is £46 million higher than 2011 with the growth in the business more than offsetting the effect on this profit measure of lower interest rates. The economic effects have adversely affected the unwind and other expected returns by an estimated £83 million.

Asia continues to be the highest contributor to the Group's life profit, contributing £1,960 million in 2012 (2011: £1,764 million). Included in Asia's result is £694 million of profit from in-force business (2011: £688 million) which includes an overall positive contribution from operating experience and assumption changes of £95 million (2011: £75 million).

US life in-force profit was higher at £737 million in 2012 compared to £616 million in 2011, with 2012 including £19 million of post-acquisition profit from REALIC. Overall experience and operating assumption changes contributed positive £325 million towards in-force profits compared to £267 million in 2011. Within these amounts, swap transactions undertaken from 2010 to more closely match the overall asset and liability duration contributed enhanced profits with an overall spread gain of £205 million (2011: £152 million).

UK life in-force profit was lower at £553 million (2011: £593 million) and included £482 million (2011: £485 million) from the unwind of the discount rate on the opening embedded value. Other in-force profits totalled £71 million (2011: £108 million) which includes a charge of £52 million for the annuity business reflecting the net impact of strengthening longevity assumptions, gains on portfolio rebalancing, and releases of margins previously held in the balance sheet. Included in both years are the beneficial effects on future profits arising from the reduction in UK corporation taxes enacted in both periods; in 2012 this amounted to £87 million, while in 2011 it amounted to £79 million.

Financial review Prudential plc Annual Report 2012 55

Financial review Business review

EEV basis profit after tax

	AER	
	2012 £m	2011 £m
EEV basis operating profit based on longer-term investment returns	4,321	3,978
Short-term fluctuations in investment returns:		
– Insurance operations	456	(787)
– Other operations	82	(120)
	538	(907)
Mark to market value movements on core borrowings	(380)	(14)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	62	23
Effect of changes in economic assumptions	(16)	(158)
Gain on dilution of Group holdings	42	–
Gain on acquisition of REALIC	453	–
Profit before tax attributable to shareholders	5,020	2,922
Tax charge attributable to shareholders' profit	(1,207)	(776)
Non-controlling interests	–	(4)
Profit for the year attributable to shareholders	3,813	2,142

EEV basis profit after tax

The 2012 total profits before tax attributable to shareholders was 72 per cent higher at £5,020 million (2011: £2,922 million). The improvement predominantly reflects the increase in operating profit based on longer-term investment returns, improved markets and the gain posted on this reporting basis on the acquisition of REALIC.

EEV operating profit is based on longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations in investment returns represent the difference between the actual investment return and those assumed in arriving at the reported operating profit.

EEV Short-term fluctuations in investment returns

Short-term fluctuations in investment returns for insurance operations of positive £456 million comprised of positive £395 million for Asia, negative £254 million for our US operations and positive £315 million in the UK.

In Asia, positive short-term fluctuations in investment returns of £395 million (2011: negative £155 million) principally reflect unrealised bond and equity gains following market movements in the year, principally in Hong Kong, Singapore and Taiwan.

In the US, short-term fluctuations in investment returns were negative £254 million (2011: negative £491 million). This includes the net value movements on derivatives held to manage the Group's equity and interest rate exposures offset by the positive impact of equity market increases on the expected level of future fee income from the variable annuity separate accounts.

For our UK business, the short-term fluctuations in investment returns were positive £315 million (2011: negative £141 million). This arises principally because the actual 2012 investment return of the with-profits fund (covering policyholder liabilities and unallocated surplus) of 9.8 per cent was higher than the longer-term assumed rate of 5.0 per cent.

Mark to market value movement on core borrowings

The mark to market value movement on core borrowings of negative £380 million in 2012 reflects the effect on the market value of Prudential's borrowings from reductions in both interest rates and credit spreads.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes on the EEV basis comprises the IFRS charge attributable to shareholders, and the shareholders' share of movements in the scheme assets and liabilities attributable to the PAC with-profits fund. On the EEV basis there was a gain of £62 million (2011: gain of £23 million) mainly reflecting the partial recognition of actuarial surplus in the Prudential Staff Pension Scheme following the results of the triennial valuation, further details of which are given in note 7 of EEV basis results.

56 Business review Prudential plc Annual Report 2012

Financial review continued

EEV basis profit after tax continued

Effect of changes in economic assumptions

The effect of changes in economic assumptions of negative £16 million, comprises negative £149 million for Asia, positive £85 million for the US and positive £48 million for the UK. These reflect the aggregate effects of the reduction in long-term yields and the associated decrease in risk discount rates across these businesses.

The adverse changes in economic assumptions for Asia of negative £149 million primarily reflects the impact of lower interest rates and projected fund earned rates in Hong Kong, partially offset by the impact of a lower discount rate for Indonesia and Malaysia.

In our US business, economic effects totalled positive £85 million, principally reflecting the 50 basis point reduction in the allowance for short-term credit risk for our fixed annuity business, as the market stabilises and credit spreads reduce.

In the UK, the positive £48 million represents the net impact on future profits of reduced bond yields, where the negative impact on with-profits has been more than offset by the positive shareholder annuity impact.

Gain on dilution of Group holdings

On 22 February 2012, M&G completed transactions to reduce its majority holding in PPM South Africa from 75 per cent to 49.99 per cent, giving rise to gain on dilution of £42 million.

Gain on acquisition of REALIC

On 4 September 2012, Jackson completed acquisition of 100 per cent issued share capital of SRLC America Holding Corp., and its primary operating subsidiary, REALIC. The embedded value of the acquired business at that date of £823 million was higher than the consideration of £370 million resulting in a gain on acquisition of £453 million. In line with financial reporting guidelines this gain has been recognised in full as a profit in the year.

Effective tax rates

The 2012 effective rate on operating profit based on longer-term investment returns of 26 per cent was consistent with the equivalent rate in 2011. The 2012 effective rate of tax on total EEV profit of 24 per cent was lower than the equivalent rate in the previous year (2011: 27 per cent), reflecting changes in the composition of non-operating items.

Financial review Prudential plc Annual Report 2012 57

Financial review Business review

Earnings and dividends per share

Earnings per share (EPS)

	2012 pence	2011 pence
Basic EPS based on operating profit after tax and non-controlling interests		
IFRS[note]	76.8	62.8
EEV	125.0	115.7
Basic EPS based on total profit after tax and non-controlling interests		
IFRS[note]	86.5	55.8
EEV	150.1	84.6

Note
Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.

Dividend per share

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2011 of 17.24 pence per ordinary share was paid to eligible shareholders on 24 May 2012 and the 2012 interim dividend of 8.4 pence per ordinary share was paid to eligible shareholders on 27 September 2012.

The Board has decided to rebase the full year dividend upwards by 4 pence, reflecting the strong progress made in both the earnings and free surplus generation of the business and in the delivery of our financial objectives. In line with this, the directors recommend a final dividend of 20.79 pence per share (2011: 17.24 pence), which brings the total dividend for the year to 29.19 pence (2011: 25.19 pence), representing an increase of 15.9 per cent over 2011.

The 2012 final dividend of 20.79 pence per ordinary share will be paid on 23 May 2013 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on Tuesday, 2 April 2013 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 3 June 2013. The final dividend will be paid on or about 30 May 2013 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2013. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP. The dividend will distribute an estimated £532 million of shareholders' funds.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

58 Business review Prudential plc Annual Report 2012

Financial review continued

Movement on shareholders' funds

	IFRS £m		EEV £m	
	2012	2011 AER note (a)	2012	2011 AER
Operating profit based on longer-term investment returns	2,533	2,027	4,321	3,978
Items excluded from operating profit	277	(199)	699	(1,056)
Total profit before tax	2,810	1,828	5,020	2,922
Tax and non-controlling interests	(613)	(413)	(1,207)	(780)
Profit for the year	2,197	1,415	3,813	2,142
Exchange movements, net of related tax	(216)	(105)	(469)	(158)
Unrealised gains and losses on Jackson securities classified as available for sale[note (b)]	387	349	–	–
Dividends	(655)	(642)	(655)	(642)
New share capital subscribed	17	17	17	17
Other	65	9	100	71
Net increase in shareholders' funds	1,795	1,043	2,806	1,430
Shareholders' funds at beginning of the year	8,564	7,521	19,637	18,207
Shareholders' funds at end of the year	10,359	8,564	22,443	19,637
Comprising				
Long-term business:				
Free surplus[note (c)]			2,957	2,839
Required capital			3,898	3,447
Net worth			6,855	6,286
Value of in-force			15,411	13,364
Total			22,266	19,650
Other business[note (d)]			177	(13)
Total[note (e)]			22,443	19,637

Notes
(a) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 of the IFRS financial statements.
(b) Net of related changes to deferred acquisition costs and tax.
(c) The £1,364 million free surplus generated by the long-term business (net of new business investment and market related movements and investment in REALIC) in the year, has been used to pay £921 million to the holding company.
(d) Shareholders' funds for other than long-term business comprises:

	2012 £m	2011 £m
Asset management operations[note]	1,937	1,783
Holding company net borrowings	(2,282)	(2,188)
Other, net	522	392
Total shareholders' funds for other business	177	(13)

Note
Including goodwill of £1,230 million for 31 December 2012 and 31 December 2011.

(e) EEV shareholders' funds excluding goodwill attributable to shareholders at 31 December 2012 is £20,974 million (31 December 2011: £18,172 million).

EEV shareholders' funds

The shareholders' funds at 31 December 2012 relating to long-term business of £22.3 billion comprise £9.5 billion (up 11 per cent from 31 December 2011) for our Asia long-term business operations, £6.0 billion (up 19 per cent from 31 December 2011) for our US long-term business operations and £6.8 billion (up 12 per cent from 31 December 2011) for our UK long-term business operations.

At 31 December 2012, the embedded value for our Asian long-term business operations was £9.5 billion, with £8.0 billion (up £0.9 billion from 2011) being in the South-east Asia countries of Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam together with Hong Kong. For Prudential's other Asian markets, the embedded value was £1.5 billion in aggregate, broadly unchanged from 2011.

Financial review Prudential plc Annual Report 2012 59

Financial review Business review

Free surplus and holding company cash flow

Overview

The Group manages its internal cash flow by focusing on the free surplus generated by the life and asset management businesses. Remittances are, however, made as and when required by the holding company with excess surplus being left in the businesses where it can be redeployed most profitably.

Free surplus generation

Sources and uses of free surplus generation from the Group's insurance and asset management operations

The Group's free surplus at the end of the year comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill.

The free surplus generation for the insurance business represents amounts maturing from the in-force operations during the year less the investment in new business. For asset management operations we have defined free surplus generation to be the total post-tax IFRS profit for the year.

The Group's free surplus generated also includes the general insurance commission earned during the year and excludes foreign exchange, capital movements, shareholders' other income and expenditure and centrally arising restructuring and Solvency II implementation costs.

The total movement in free surplus net of tax in the year can be analysed as follows:

	2012 £m	2011 £m
Free surplus generation		
Expected in-force cash flows (including expected return on net assets)	2,405	2,335
– Life operations	2,019	1,972
– Asset management and other operations	386	363
Changes in operating assumptions and experience variances	295	168
RPI to CPI inflation measure change on defined benefit pension schemes	–	33
Underlying free surplus generated in the year from in-force business	2,700	2,536
Investment in new business	(618)	(553)
Underlying free surplus generated in the year	2,082	1,983
Market-related items	(79)	(531)
Gain on dilution of Group holdings	42	–
Acquisition of REALIC	(169)	–
Free surplus generated in the year	1,876	1,452
Net cash remitted by the business units	(1,200)	(1,105)
Other movements (including foreign exchange effects) and timing differences	(408)	(264)
Total movement during the year	268	83
Free surplus at 1 January	3,421	3,338
Free surplus at end of year	3,689	3,421
Comprised of:		
Free surplus relating to long-term insurance business	2,957	2,839
Free surplus of other insurance business	25	29
IFRS net assets of asset management businesses excluding goodwill	707	553
Total free surplus	3,689	3,421

60 Business review Prudential plc Annual Report 2012

Financial review continued

Free surplus and holding company cash flow continued

During 2012 Prudential generated underlying free surplus from the in-force book of £2,700 million (2011: £2,536 million) despite lower investment return conditions, reflecting the progress we have made in growing the portfolio of business and our focus on managing the in-force book for value. Changes in operating assumptions and experience variances were £295 million in 2012 compared with £168 million in 2011. These variances included positive £80 million from Asia (2011: positive £52 million), which in 2012 included £51 million from the sale of the Group's share-holding in China Life Insurance Company of Taiwan. The US continued to record strong positive variances of £219 million (2011: positive £154 million), which included a significant level of favourable spread experience. These variances also included a reduced negative £4 million from the UK (2011: negative £38 million). 2011 also benefited from a one-off credit of £33 million arising from a reduction in the liabilities of the Group's defined benefit pension schemes following the UK Government's decision to change the basis of indexation from RPI to CPI, which did not reoccur in 2012.

Underlying free surplus generated from in-force business has been used by our life businesses to invest in new business. Investment in new business has increased by 12 per cent to £618 million in 2012. This compares to a 14 per cent increase in sales and a 14 per cent increase in new business profit.

Market-related movements of negative £79 million in 2012 includes negative £330 million from the US, principally reflecting the valuation movements of derivatives, net of movements in reserves held for variable annuity guarantees reflecting market movements in the year. Offsetting these amounts are positive £114 million in Asia, positive £53 million from the UK and positive £84 million from our asset management business primarily reflecting in part the impact of lower bond yields on bond values in the year.

The acquisition of REALIC consumed £169 million of free surplus.

In contrast free surplus benefited by £42 million as a result of the divestment of M&G's holding in PPM South Africa from 75 per cent to 49.99 per cent.

Financial review Prudential plc Annual Report 2012 61

Financial review Business review

Value created through investment in new business by life operations

	2012 £m			
	Asia insurance operations	US insurance operations	UK insurance operations	Group total
Free surplus invested in new business	(292)	(281)	(45)	(618)
Increase in required capital	97	271	86	454
Net worth invested in new business	(195)	(10)	41	(164)
Value of in-force created by new business	1,177	578	200	1,955
Post-tax new business profit for the year	982	568	241	1,791
Tax	284	305	72	661
Pre-tax new business profit for the year	1,266	873	313	2,452
New business sales (APE)	1,897	1,462	836	
Internal rate of return[note]	>20%	>20%	>20%	

	AER 2011 £m			
	Asia insurance operations	US insurance operations	UK insurance operations	Group total
Free surplus invested in new business	(297)	(202)	(54)	(553)
Increase in required capital	97	232	77	406
Net worth invested in new business	(200)	30	23	(147)
Value of in-force created by new business	1,011	500	172	1,683
Post-tax new business profit for the year	811	530	195	1,536
Tax	265	285	65	615
Pre-tax new business profit for the year	1,076	815	260	2,151
New business sales (APE)	1,660	1,275	746	
Internal rate of return[note]	>20%	>20%	>20%	

	CER 2011 £m			
	Asia insurance operations	US insurance operations	UK insurance operations	Group total
Free surplus invested in new business	(295)	(205)	(54)	(554)
Increase in required capital	96	235	77	408
Net worth invested in new business	(199)	30	23	(146)
Value of in-force created by new business	1,003	506	172	1,681
Post-tax new business profit for the year	804	536	195	1,535
Tax	261	289	65	615
Pre-tax new business profit for the year	1,065	825	260	2,150
New business sales (APE)	1,642	1,290	746	
Internal rate of return[note]	>20%	>20%	>20%	

Note

The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

62 Business review Prudential plc Annual Report 2012

Financial review continued

Value created through investment in new business by life operations continued

Overall, the Group wrote £4,195 million of sales on an APE basis in 2012 (2011: £3,681 million) generating a post-tax new business contribution to embedded value of £1,791 million (2011: £1,536 million). To support these sales, we invested £618 million of capital (2011: £553 million) equivalent to 23 per cent (2011: 22 per cent) of underlying free surplus generated by the life in-force and asset management businesses.

In Asia, we generated an 18 per cent increase in new business profit despite investing 2 per cent less capital at £292 million (2011: £297 million). In other words, for each £1 million of free surplus invested we generated £3.4 million of post-tax new business profit (2011: £2.7 million). This improved capital efficiency reflects the benefit of pricing actions and a shift in mix towards those products and geographies with lower strain and higher return characteristics. The average free surplus undiscounted payback period for business written in 2012 was three years (2011: three years).

In the US, investment in new business was £281 million (2011: £202 million), an increase of 39 per cent, and compares to a 7 per cent increase in new business profit in the year. Consequently, for each £1 million of free surplus invested we generated £2.0 million of post-tax new business contribution to embedded value (2011: £2.6 million). The higher capital consumption per unit of profit reflects a more punitive valuation interest rate being used to establish liabilities upon policy inception following recent falls in interest rates. Notwithstanding this effect, the internal rates of return achieved in the US remain attractive at above 20 per cent, and the fast payback nature of the business written means that the initial capital outlay is recouped quickly. The average free surplus undiscounted payback period for business written in 2012 was two years (2011: one year).

In the UK, we continue to manage capital with discipline and have achieved a 20 per cent increase in new business profit, while investing 17 per cent less capital at £45 million (2011: £54 million). For each £1 million of free surplus invested, therefore, we generated £5.4 million of post-tax new business contribution to embedded value (2011: £3.6 million) benefiting from favourable changes in business mix. These sustained levels of high capital efficiency in the UK reflect our strategy of participating selectively in the UK's retirement savings and income market, focusing on those products and distribution mechanisms which meet our strict high return and short payback characteristics. The average free surplus undiscounted payback period for shareholder-backed business written in 2012 was three years (2011: four years).

Financial review Prudential plc Annual Report 2012 63

Financial review Business review

Holding company cash flow

	2012 £m	2011 £m
Net cash remitted by business units:		
UK net remittances to the Group		
UK Life fund paid to the Group	216	223
Shareholder-backed business:		
Other UK paid to the Group	101	116
Group invested in UK	(4)	(42)
Total shareholder-backed business	97	74
Total UK net remittances to the Group	313	297
US remittances to the Group	249	322
Asia net remittances to the Group		
Asia paid to the Group:		
Long-term business	491	289
Other operations	60	55
	551	344
Group invested in Asia:		
Long-term business	(107)	(50)
Other operations	(103)	(88)
	(210)	(138)
Total Asia net remittances to the Group	341	206
M&G remittances to the Group	206	213
PruCap remittances to the Group	91	67
Net remittances to the Group from business units	1,200	1,105
Net interest paid	(278)	(282)
Tax received	194	181
Corporate activities	(158)	(139)
Solvency II costs	(47)	(56)
Total central outflows	(289)	(296)
Operating holding company cash flow before dividend[note]	911	809
Dividend paid	(655)	(642)
Operating holding company cash flow after dividend[note]	256	167
Issue of hybrid debt, net of costs	–	340
Repayment of subordinated debt	–	(333)
Hedge purchase cost (equity tail risks)	(32)	–
Other net cash payments	(43)	(205)
Total holding company cash flow	181	(31)
Cash and short-term investments at beginning of year	1,200	1,232
Foreign exchange movements	(1)	(1)
Cash and short-term investments at end of year	1,380	1,200

Note
Including central finance subsidiaries.

64 Business review Prudential plc Annual Report 2012

Financial review continued

Holding company cash flow continued

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

Operating holding company cash flow for 2012 before the shareholder dividend was £911 million, £102 million higher than 2011. After deducting the shareholder dividend the operating holding company cash flow was £256 million (2011: £167 million).

Cash remittances to the Group from business units

The holding company received £1,200 million of net cash remittances from the business units in 2012, an increase of 9 per cent over the £1,105 million received in 2011.

Asia became the largest contributor of cash, with net cash remittances to the Group in 2012 of £341 million (2011: £206 million) exceeding its 2013 cash objective. This includes non-recurring items of £27 million representing cash received from the sale of the Group's holdings in China Life Insurance Company of Taiwan of £97 million offset by repayments of funding contingent on future profits of the Hong Kong Life insurance operations of £70 million. This financing was taken out in 2009 and 2010 in order to increase the financial flexibility of the Group during the investment market crisis and has now been repaid.

Cash received from Jackson of £249 million for 2012 is lower than the £322 million remitted in 2011 as annual remittances return to a more sustainable level. This follows the exceptional release of excess surplus made in the prior year.

The UK insurance operations remitted £313 million in 2012 (2011: £297 million). Cash from the annual with-profits transfer to shareholders contributed £216 million (2011: £223 million). During 2012, surpluses in the UK's shareholder-backed business were utilised to repay £60 million of funding contingent on future profits that was taken out in 2009 and 2010 and to remit a net £97 million (2011: £74 million) to Group. The UK's objective remains £350 million of net cash remittances in 2013.

M&G and PruCap collectively remitted £297 million in 2012, as the asset management businesses continue to remit significant portions of their annual post-tax earnings to the Group.

Net central outflows and other movements

Net central outflows improved to £289 million in 2012 (2011: £296 million) with higher corporate costs offset by lower net interest payments, lower Solvency II costs, and higher tax receipts.

After central costs, there was a net cash inflow before dividend of £911 million in 2012 compared to £809 million in 2011. The dividend paid was £655 million in 2012 compared to £642 million in the same period in 2011.

Outside of the normal recurring central cash flow items and in light of the heightened risks surrounding the Eurozone, we incurred a net cash flow of £32 million for short-dated hedges to provide downside protection against severe equity market falls. We also incurred £43 million of other net cash payments in 2012, representing payments of £68 million to the UK tax authorities following the settlement reached in 2010 on historic tax issues offset by a receipt of £25 million from an increased bank loan in the year. A final instalment on the agreed settlement will be paid in 2013 to the UK tax authorities at a level similar to 2012.

The overall holding company cash and short-term investment balances at 31 December 2012 was £180 million higher than the balance held at the end of 2011 at £1.4 billion. The company seeks to maintain a central cash balance in excess of £1 billion.

Financial review Prudential plc Annual Report 2012 65

Financial review Business review

EEV balance sheet

Summary

	AER	
	2012 £m	2011 £m (note)
Goodwill attributable to shareholders	1,469	1,465
Investments	283,428	250,605
Holding company cash and short-term investments	1,380	1,200
Other	23,976	19,475
Total assets	310,253	272,745
Less: Liabilities		
Policyholder liabilities	260,774	227,075
Unallocated surplus of with-profits funds	10,589	9,215
	271,363	236,290
Less: Shareholders' accrued interest in the long-term business	(12,084)	(11,073)
	259,279	225,217
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,554	3,611
Other liabilities including non-controlling interest	24,977	24,280
Total liabilities and non-controlling interest	287,810	253,108
EEV basis net assets	22,443	19,637
Share capital and premium	2,017	2,000
IFRS basis shareholders' reserves	8,342	6,564
IFRS basis shareholders' equity	10,359	8,564
Additional EEV basis retained profit	12,084	11,073
EEV basis shareholders' equity (excluding non-controlling interest)	22,443	19,637

Note
The 2011 comparative component of EEV shareholders' funds for the IFRS basis shareholders' equity and the additional EEV basis retained profit have been adjusted for the retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 to the IFRS financial statements. Total EEV shareholders' funds for 2011 are not altered by the change of IFRS policy.

Net asset value per share

	2012	2011
EEV	878p	771p
IFRS	405p	336p

Investments

The Group is exposed to financial risk through its financial assets, financial liabilities and policyholder liabilities. The key financial risk factors that affect the Group include market risk, credit risk and liquidity risk. Information on the Group's exposure to financial risk factors, and our financial risk management objectives and policies, is provided in the Risk and capital management section. Further information on the sensitivity of the Group's financial instruments to market risk and its use of derivatives is also provided in the IFRS financial statements.

The Group's investments are discussed in further detail in the Risk and capital management section B.1.b 'Credit risk'.

66 Business review Prudential plc Annual Report 2012

Financial review continued

Policyholder liabilities and unallocated surplus of with-profits funds

	2012 £m				2011 £m
Shareholder-backed business	Asia	US	UK	Total	Total
At 1 January	18,269	69,189	46,048	133,506	122,183
Premiums	4,141	14,907	3,801	22,849	20,296
Surrenders	(1,933)	(4,356)	(2,585)	(8,874)	(7,975)
Maturities/Deaths	(226)	(954)	(2,345)	(3,525)	(3,315)
Net cash flows	1,982	9,597	(1,129)	10,450	9,006
Investment related items and other movements	1,539	4,241	4,586	10,366	1,988
Acquisition of REALIC	–	12,912	–	12,912	–
Foreign exchange translation differences	(577)	(3,678)	–	(4,255)	329
At 31 December	21,213	92,261	49,505	162,979	133,506
With-profits funds					
– Policyholder liabilities				97,795	93,569
– Unallocated surplus				10,589	9,215
Total at 31 December				108,384	102,784
Total policyholder liabilities including unallocated surplus at 31 December				271,363	236,290

Policyholder liabilities and unallocated surplus of with-profits funds

Policyholder liabilities relating to shareholder-backed business grew by £29.5 billion from £133.5 billion at 31 December 2011 to £163.0 billion at 31 December 2012.

The increase reflects positive net flows (premiums net of upfront charges less surrenders, maturities and deaths) of £10.5 billion in 2012 (2011: £9.0 billion), driven by strong inflows in the US £9.6 billion and Asia £2.0 billion. The negative net flows in UK £1.1 billion are distorted by the fluctuating nature of unit-linked corporate pension scheme transfers. Net flows in Asia have increased by 8 per cent to £2.0 billion in 2012 (2011: £1.8 billion) while the overall rate of surrenders in the region (expressed as a percentage of opening liabilities) was 10.6 per cent in 2012 (2011: 9.8 per cent). Excluding India, where the market has been going through a significant period of change following regulatory changes in 2010, the surrender rate in 2012 was 9.7 per cent (2011: 9.6 per cent).

Other movements include negative foreign exchange effects of £4.3 billion (2011: positive £0.3 billion) together with investment related and other items of £10.4 billion. Investment related and other items increased from £2.0 billion in 2011 to £10.4 billion in 2012 principally following improvements in the bond and equity markets. The acquisition of REALIC reflects the liabilities acquired at the date of acquisition.

During 2012, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on an IFRS basis, increased by 15 per cent from £9.2 billion at 31 December 2011 to £10.6 billion at 31 December 2012.

Financial review Prudential plc Annual Report 2012 67

Financial review Business review

Shareholders' net borrowings and ratings

Shareholders' net borrowings at 31 December 2012:

	2012 £m			2011 £m		
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Perpetual subordinated Capital securities (Innovative Tier 1)	1,746	120	1,866	1,823	(10)	1,813
Subordinated notes (Lower Tier 2)	831	258	1,089	829	120	949
	2,577	378	2,955	2,652	110	2,762
Senior debt:						
2023	300	94	394	300	56	356
2029	249	64	313	249	21	270
Holding company total	3,126	536	3,662	3,201	187	3,388
Prudential Capital	275	–	275	250	–	250
Jackson surplus notes (Lower Tier 2)	153	43	196	160	17	177
Total	3,554	579	4,133	3,611	204	3,815
Less: Holding company cash and short-term investments	(1,380)	–	(1,380)	(1,200)	–	(1,200)
Net core structural borrowings of shareholder-financed operations	2,174	579	2,753	2,411	204	2,615

Shareholders' net borrowings and ratings

On an IFRS basis, the Group's core structural borrowings at 31 December 2012 were broadly unchanged at £3.6 billion.

After adjusting for holding company cash and short-term investments of £1,380 million, net core structural borrowings at 31 December 2012 were £2,174 million compared with £2,411 million at 31 December 2011. The decrease of £237 million represents the net fall in borrowings of £57 million, mainly reflecting the foreign exchange movements in the year, together with a £180 million rise in holding company cash and short-term investments.

In addition to its core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper programme. As at 31 December 2012, commercial paper issued under this programme totalled £183 million, US$1,512 million, €493 million, CHF20 million and AU$12 million. The central treasury function also manages our £5 billion medium-term note (MTN) programme, covering both core and non-core borrowings. In November 2012 Prudential issued a £300 million three-year senior note to pre-finance a £250 million senior note maturing in January 2013 for operational funding. Also in January 2013 Prudential issued a new US$700 million 5.25 per cent perpetual Innovative Tier 1 hybrid under this programme, primarily to Asian retail investors. Under the MTN programme at 31 December 2012 the outstanding subordinated debt was £835 million, US$1,300 million and €20 million and the senior debt outstanding was £550 million. In addition, Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2013 and 2017. Apart from small draw downs to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2012. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 31 December 2012, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 8.8 per cent, compared with 10.9 per cent at 31 December 2011. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings from Fitch and Moody's are on stable outlook, and all ratings from Standard & Poor's are on negative outlook.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Financial strength of the UK Long-term Fund

On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets were valued at approximately £7.0 billion at 31 December 2012 (31 December 2011: £6.1 billion), before a deduction for the risk capital margin. The value of the shareholders' interest in future transfers from the UK with-profits fund is estimated at £2.1 billion (31 December 2011: £2.0 billion).

Despite the continued volatility in financial markets, Prudential UK's With-Profits fund performed relatively strongly achieving a 9.8 per cent pre-tax investment return for policyholder asset shares during 2012.

68 Business review Prudential plc Annual Report 2012

Risk and capital management

As a provider of financial services, including insurance, the management of risk lies at the heart of Prudential's business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group.

The Group's risk framework includes the Group's appetite for risk exposures as well as its approach to risk management. Under this approach, Prudential continuously assesses the Group's top risks and monitors its risk profile against approved limits. Prudential's main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

A. Group risk appetite

(Audited)

Prudential defines and monitors aggregate risk limits based on financial and non-financial stresses for its earnings volatility, liquidity and capital requirements.

Earnings volatility: the objectives of the limits are to ensure that:

a the volatility of earnings is consistent with the expectations of stakeholders;
b the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
c earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a the Group meets its internal economic capital requirements;
b the Group achieves its desired target rating to meet its business objectives; and
c supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

Prudential's risk appetite framework forms an integral part of its annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the limits contained within the risk appetite statements.

B. Risk exposures

(Audited)

The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below:

Category	Risk type	Definition
Financial risks	Market risk	The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
	Credit risk	The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).
	Insurance risk	The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.
	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Risk and capital management Prudential plc Annual Report 2012 69

Risk and capital management Business review

The key financial and non-financial risks and uncertainties faced by the Group, that have been considered by the Group Risk Committee, and Prudential's approaches to managing them, are described below:

B.1 Financial risks

a Market risk

i Equity risk

(Audited)

In the UK business, most of Prudential's equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £7.0 billion as at 31 December 2012 (31 December 2011: £6.1 billion). This can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia, Prudential's shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on the with-profits businesses.

In the US, where we are a leading provider of variable annuities, there are risks associated with the guarantees embedded in our products. We provide guaranteed minimum death benefits (GMDB) on substantially all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on a significant proportion of the book, and guaranteed minimum income benefits (GMIB) on only 3 per cent. To protect the shareholders against the volatility introduced by these embedded options, we use both a comprehensive hedging programme and reinsurance. The GMIB is no longer offered, with existing coverage being reinsured.

The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees, but to manageable levels.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. We are able to meet the needs of these customers because of the strength of our operational platform.

It is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost we incur to hedge or reinsure our risks and to achieve an acceptable return for our shareholders.

We use a macro approach to hedging that covers the risks inherent across the US business. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of over-the-counter (OTC) options and exchange traded derivatives to hedge the remaining risk, considering significant market shocks and limiting the amount of capital we are putting at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging programme also covers the fees on variable annuity guarantees.

Jackson hedges the economics of its products rather than the accounting result. This focus means that we accept a degree of variability in our accounting results in order to ensure we achieve the appropriate economic result. Accordingly, while Jackson's hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable.

ii Interest rate risk

(Audited)

Interest rate risk arises from Prudential's investments in long-term debt and fixed income securities, and also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

In Asia, the exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

In the US, there is interest rate risk across the portfolio. The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume. The primary concerns with these liabilities relate to potential surrenders when rates increase and, in a low interest environment, the minimum guarantees required by state law. For variable annuities, interest rate changes will influence the level of reserves held for certain guaranteed benefits. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest-rate related risks. Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

In the UK, the investment policy for the shareholder-backed annuity business is to match the annuity payments with the cash flows from investments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored. The guarantees of the with-profit business give rise to some interest rate discounting risk as falling rates may result in an increase in the cost of guarantees. Except for severe stress scenarios where shareholders' support may be required, this risk is borne by the with-profits fund.

iii Foreign exchange risk

(Audited)

Prudential principally operates in the UK, the US and in Asia. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements when results are expressed in pounds sterling.

70 Business review Prudential plc Annual Report 2012

Risk and capital management continued

The Group retains revenues locally to support the growth of the Group's business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (ie remittances), this exposure is hedged if it is economically optimal to do so. The Group does not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

b Credit risk
(Audited)
In addition to business unit and Group-wide operational limits on credit risk, Prudential monitors closely its counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of collateral arrangements to control its levels of credit risk.

The Group's balance sheet held the following total investments at 31 December 2012:

	2012 £bn				2011 £bn
	Participating funds	Unit-linked and variable annuities	Shareholder-backed	Total Group	Total Group
Debt securities	62.0	9.5	68.6	140.1	124.5
Equity	25.1	73.9	1.0	100.0	87.3
Property investments	8.7	0.6	1.6	10.9	10.8
Mortgage loans	1.3	–	4.8	6.1	5.7
Other loans	1.4	–	4.3	5.7	4.0
Deposits	9.5	1.4	1.8	12.7	10.7
Other investments	4.7	–	3.2	7.9	7.6
Total	112.7	85.4	85.3	283.4	250.6

The table below presents the balances of investments related to shareholder-backed operations at 31 December 2012.

	2012 £bn	2011 £bn
Shareholder-backed investments:		
Asia life	8.7	7.1
UK life	31.3	28.5
US life	42.0	34.0
Other	3.3	3.8
Total	85.3	73.4

Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

i Debt portfolio
(Audited)
The investments held by the shareholder-backed operations are predominantly debt securities, of which 95 per cent are rated, either externally or internally, as investment grade (31 December 2011: 95 per cent).

The Group's total debt securities portfolio on an IFRS basis comprised the following at 31 December 2012:

	2012 £bn				2011 £bn
	Participating funds	Unit-linked and variable annuities*	Shareholder-backed	Total Group	Total Group
Insurance operations:					
UK	50.5	6.3	27.1	83.9	78.0
Jackson National Life	–	–	33.0	33.0	27.0
Asia long-term business	11.5	3.2	6.7	21.4	17.7
Other operations	–	–	1.8	1.8	1.8
Total	62.0	9.5	68.6	140.1	124.5

* Jackson's variable annuity separate account assets comprise equity securities and portfolio holdings in unit trusts (including mutual funds), the majority of which are equity based.

Risk and capital management Prudential plc Annual Report 2012 71

Risk and capital management Business review

UK

The UK's debt portfolio on an IFRS basis is £83.9 billion as at 31 December 2012, including £50.5 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.3 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £27.1 billion backing the shareholders' annuity business and other non-linked business (of which 75 per cent is rated AAA to A-, 23 per cent BBB and 2 per cent non-investment grade). The UK shareholder-backed portfolio did not experience any default losses in 2012.

US

At 31 December 2012, Jackson's fixed income debt securities portfolio consisted of:

Summary	**2012** £m	**2011** £m
Corporate and government security and commercial loans:		
Government	**4,126**	2,163
Publicly traded and SEC Rule 144A securities[note]	**19,699**	16,281
Non-SEC Rule 144A securities	**3,542**	3,198
Total	**27,367**	21,642
Residential mortgage-backed securities (RMBS)	**2,400**	2,591
Commercial mortgage-backed securities (CMBS)	**2,639**	2,169
Other debt securities	**587**	620
Total US debt securities	**32,993**	27,022

Note
A 1990 SEC rule that facilitates the resale of privately placed securities that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

Of the £23.2 billion of corporate debt, 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately 8 per cent of the portfolio. Our largest sector exposures in the investment grade corporate debt portfolio are Energy and Utilities at 15 per cent and 13 per cent, respectively. We actively manage the portfolio and will sell exposures as events dictate.

Within the RMBS portfolio of £2.4 billion, the portion guaranteed by the US government sponsored agencies is 57 per cent. The CMBS portfolio of £2.6 billion is performing strongly, with 40 per cent of the portfolio rated AAA and less than 2 per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 31 per cent. This level provides significant protection, since it means the underlying collateral has to incur a 31 per cent loss, net of recoveries, before our holding is at risk.

Jackson's debt securities experienced total credit-related losses in 2012 of £47 million (2011: £52 million). This includes a loss net of recoveries of £10 million (2011: gains of £10 million) on credit-related sales of impaired bonds. IFRS write-downs on debt securities were £37 million (2011: £62 million). Of this amount of write-downs, £8 million (2011: £21 million) was in respect to RMBS securities. In addition to the amounts for debt securities, there were £5 million (2011: £28 million) of write-downs on Jackson's commercial mortgage loan portfolio. In 2012 and 2011, Jackson did not experience any defaults on its debt securities.

The impairment process reflects a review of every bond and security in our portfolio. Our accounting policy requires us to book full mark to market losses on impaired securities through our balance sheet. However, we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Unrealised gains and losses on debt securities in the US

Jackson's net unrealised gains from debt securities were £2,807 million at 31 December 2012, compared to £2,057 million at 31 December 2011. The gross unrealised loss position was £178 million at 31 December 2012 (31 December 2011: £246 million). Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £53 million at 31 December 2012 compared to £158 million at 31 December 2011.

Asia

Asia's debt portfolio totalled £21.4 billion at 31 December 2012. Of this, approximately 69 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 31 per cent is shareholder exposure and is invested predominantly (65 per cent) in investment grade bonds. The Asian portfolio has performed very well, and did not experience any default losses in 2012.

Asset management

The debt portfolio of the Group's asset management operations of £1.8 billion as at 31 December 2012 is principally related to Prudential Capital operations. Of this amount £1.5 billion were rated AAA to A- by S&P or Aaa by Moody's.

ii Group sovereign debt exposure
(Audited)

Sovereign debt represented 15 per cent or £10.4 billion of the debt portfolio backing shareholder business (excluding unit-linked business) at 31 December 2012 (2011: 16 per cent and £9.2 billion respectively). 38 per cent of this was rated AAA and 92 per cent investment grade (2011: 43 per cent and 94 per cent respectively). Of the Group's holdings in Continental Europe of £564 million, 79 per cent was AAA rated (2011: £690 million and 87 per cent respectively). Shareholder exposure to the Eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £52 million (2011: £44 million). The Group does not have any sovereign debt exposure to Greece, Portugal or Ireland.

72 Business review Prudential plc Annual Report 2012

Risk and capital management continued

The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 31 December 2012 is as follows.

	31 December 2012 £m		31 December 2011 £m	
	Shareholder sovereign debt	With-profits sovereign debt	Shareholder sovereign debt	With-profits sovereign debt
Continental Europe:				
Italy	51	59	43	52
Spain	1	31	1	33
	52	90	44	85
Germany	444	469	598	602
Other Europe (principally Belgium and Isle of Man)	68	41	48	62
	564	600	690	749
United Kingdom	3,432	2,306	3,254	2,801
United States	3,585	1,169	2,448	2,615
Other, predominantly Asia	2,867	271	2,850	332
Total	10,448	4,346	9,242	6,497

Holdings of UK government debt accounted for £3.4 billion of the shareholder sovereign debt portfolio at 31 December 2012. Post year end, the United Kingdom no longer has a unanimous AAA rating, as Moody's on 22 February 2013 lowered its rating to Aa1. However, given that the vast majority of the debt backs sterling liabilities, the downgrade has not resulted in large price fluctuations in the gilt market and that the rating remains very strong, the downgrade is not expected to significantly impact the Group's balance sheet and earnings.

iii Exposure to bank debt securities

(Audited)

Prudential expects that any second order sovereign credit exposures would most likely be concentrated in the banking sector. The Group's bank exposure is a function of its core investment business, as well as of the hedging and other activities undertaken to manage its various financial risks. Prudential relies on public information and credit research sources to identify banks with large concentrations of indirect exposure.

Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each business unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. The Committee receives comprehensive management information, including details of counterparty and invested credit exposure (including structured credit and loans), secured and unsecured cash balances, top 30 credit exposures, and an analysis of shareholder exposure by industry/country and rating. The business units and the Group Risk function also continually monitor the portfolio for emerging credit risks through various tools and processes.

Prudential actively mitigates the level of Group-wide credit risk (invested credit and counterparty) through a comprehensive system of hard limits, collateralisation agreements and centrally managed 'watch lists'.

Of the £68.6 billion of debt securities backing shareholder business, excluding holdings attributable to external holders of consolidated unit trusts, 3 per cent or £2.2 billion was in Tier 1 and Tier 2 hybrid bank debt. A further £3.2 billion was in the form of senior debt.

In terms of shareholder exposures to the bank debt of PIIGS, Prudential held £260 million at 31 December 2012 (31 December 2011: £328 million). This comprised £130 million of covered bonds, £93 million senior debt, £3 million Tier 1 debt and £34 million Tier 2 debt. There was no direct exposure to Greek banks.

Risk and capital management Prudential plc Annual Report 2012 73

Risk and capital management Business review

The Group held the following direct exposures to banks' debt securities of shareholder-backed business at 31 December 2012.

	Bank debt securities – shareholder-backed business £m							
	Senior debt			Subordinated debt				
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2012 Total	31 Dec 2011 Total
Portugal	–	37	37	–	–	–	37	24
Ireland	–	16	16	–	–	–	16	13
Italy	–	29	29	10	–	10	39	81
Greece	–	–	–	–	–	–	–	–
Spain	130	11	141	24	3	27	168	210
	130	93	223	34	3	37	260	328
Austria	–	–	–	11	–	11	11	9
France	18	62	80	72	43	115	195	149
Germany	–	33	33	18	–	18	51	29
Luxembourg	–	–	–	–	–	–	–	–
Netherlands	–	16	16	86	80	166	182	152
United Kingdom	486	181	667	700	99	799	1,466	1,083
Total Europe	634	385	1,019	921	225	1,146	2,165	1,750
United States	–	1,770	1,770	467	6	473	2,243	1,716
Other, predominantly Asia	30	334	364	352	220	572	936	841
Total	664	2,489	3,153	1,740	451	2,191	5,344	4,307

In addition to the exposures held by the shareholder-backed business, the Group held the following banks' securities at 31 December 2012 within its with-profits funds.

	Bank debt securities – participating funds £m							
	Senior debt			Subordinated debt				
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2012 Total	31 Dec 2011 Total
Portugal	–	6	6	–	–	–	6	7
Ireland	6	–	6	–	–	–	6	–
Italy	–	71	71	4	–	4	75	96
Greece	–	–	–	–	–	–	–	5
Spain	173	12	185	–	1	1	186	138
	179	89	268	4	1	5	273	246
Austria	–	–	–	–	–	–	–	–
France	16	78	94	56	7	63	157	144
Germany	–	–	–	–	–	–	–	7
Luxembourg	–	–	–	–	–	–	–	7
Netherlands	–	136	136	2	–	2	138	122
United Kingdom	725	423	1,148	749	7	756	1,904	1,550
Total Europe	920	726	1,646	811	15	826	2,472	2,076
United States	–	1,837	1,837	240	6	246	2,083	2,052
Other, predominantly Asia	48	340	388	206	61	267	655	746
Total	968	2,903	3,871	1,257	82	1,339	5,210	4,874

74 Business review Prudential plc Annual Report 2012

Risk and capital management continued

iv Other possible impacts of a Eurozone crisis
(Audited)

Other knock on impacts of a Eurozone crisis may represent some risk to the Group, both in terms of financial market impact and potential operational issues. These third order exposures are intrinsically more difficult to quantify. However, as well as the monitoring routines noted above, Prudential has also developed tools to identify the Group's exposure to counterparties at risk (including contingent credit exposures), and has in place Group-wide processes to facilitate the management of such risks should they materialise.

In respect of operational risks, we believe we have strong investment operations, counterparty risk and change management capabilities that enable us to manage the transition to a new Eurozone regime if events require it to do so.

v Loans
(Audited)

Of the total Group loans of £11.8 billion at 31 December 2012, the following are held by shareholder-backed operations.

	2012 £bn			2011 £bn		
	Mortgage loans	Other loans	Total	Mortgage loans	Other loans	Total
Asia insurance operations[note (i)]	–	0.4	0.4	–	0.4	0.4
US insurance operations[note (ii)]	3.5	2.7	6.2	3.6	0.6	4.2
UK insurance operations[note (iii)]	1.3	–	1.3	1.1	–	1.1
Asset management operations[note (iv)]	–	1.2	1.2	–	1.3	1.3
Total loans held by shareholder-backed operations	4.8	4.3	9.1	4.7	2.3	7.0

Notes

(i) The majority of Asia insurance operations loans are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies.

(ii) The US insurance operations held £6.2 billion of loans, comprising £3.5 billion of commercial mortgage loans and £2.7 billion of policy loans. Approximately £1.8 billion of the policy loans are held as collateral related to the three reinsurance treaties with Swiss Re, which are offset by a funds withheld liability. These loans are carried at fair value. All other loans are accounted for at amortised cost, less any impairment. All commercial mortgage loans held by US insurance operations are collateralised by properties. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. Jackson incurred write downs of £5 million on its commercial mortgage book (2011: write-downs of £28 million).

(iii) The majority of mortgage loans held by UK insurance operations are mortgage loans collateralised by properties.

(iv) Relates to bridging loan finance managed by Prudential Capital.

vi Counterparty credit risk
(Audited)

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The Group's exposure to derivative counterparty and reinsurance counterparty credit risk is subject to the same framework of Group-wide operational limits and monitoring as its invested credit risk. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of additional collateral arrangements to control its levels of counterparty credit risk.

c *Insurance risk*
(Audited)

The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of Prudential's businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

Prudential continues to conduct research into longevity risk using data from its substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

Prudential's morbidity risk is mitigated by appropriate underwriting and use of reinsurance and the morbidity assumptions reflect recent experience and expectation of future trends for each relevant line of business.

Risk and capital management Prudential plc Annual Report 2012 75

Risk and capital management
Business review

Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk.

d Liquidity risk

(Audited)

The parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2013 and 2017. In addition, the Group has access to liquidity via the debt capital markets. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and have been assessed to be sufficient under both sets of assumptions.

B.2 Non-financial risk

(Unaudited)

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

Prudential is exposed to operational risk through the course of running its business. It is dependent on the successful processing of a large and complex number of transactions, utilising various IT applications and platforms, across numerous and diverse products. It also operates under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities. The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

Prudential has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; and determination of the adequacy of Prudential's corporate insurance programme.

With regard to business environment risk, including the impacts of regulatory developments, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in its key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments and assess their potential impact on the Group. Where appropriate, the Group provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

With regard to strategic risk, both business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within risk appetite.

Solvency II represents a regulatory risk due to the uncertainty of what the rules will be when finalised, their potential impacts, and the timing of their introduction. The risks are that the Group may not be able to respond sufficiently quickly to the strategic implication of the change given levels of uncertainty around the content and timing; operational risk in terms of the scale and complexity of the delivery and uncertainty over timelines; and the additional capital that the Group may be required to hold. Solvency II is covered in more detail in the Capital Management section below.

B.3 Risk factors

Our disclosures covering risk factors can be found at the end of this document.

C. Capital management

C.1 Regulatory capital (IGD)

(Audited)

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital calculated on a FSA consistent basis for regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

Prudential's capital position remains strong. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its IGD capital surplus is £5.1 billion at 31 December 2012 (before taking into account the 2012 final dividend), with available capital covering its capital requirements 3.0 times. This compares to a capital surplus of £4.0 billion at the end of 2011 (before taking into account the 2011 final dividend).

76 Business review Prudential plc Annual Report 2012

Risk and capital management continued

The movements in 2012 mainly comprise:

- Net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £2.5 billion.

Offset by:

- Negative impact arising from market movements estimated at £0.2 billion;
- Final 2011 dividend of £0.5 billion and interim 2012 dividend of £0.2 billion;
- External financing costs and other central costs, net of tax, of £0.4 billion; and
- Negative impact arising from foreign exchange movements of £0.1 billion.

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus continues to evolve over time into a more meaningful economic measure.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that would be more risk based. Solvency II was supposed to provide such a framework but we now know that it will not be implemented before 31 December 2015. The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus, means we have positioned ourselves well for future regulatory developments and stresses to our business.

(Unaudited)
In March 2013, we have agreed with the FSA to amend the calculation of the contribution Jackson makes to the Group's IGD surplus. Until now, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk-Based Capital Company Action Level (CAL). Going forward, the contribution of Jackson to IGD surplus will equal the surplus in excess of 250 per cent of CAL. This is more in line with the level at which we currently report free surplus, which we have set at 235 per cent of CAL. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally.

(Unaudited)
On this revised basis, the IGD surplus at 28 February 2013 is estimated at £4.4 billion[1] (equivalent to a capital cover of 2.5 times) which includes the £0.4 billion of subordinated debt raised in January 2013 and is after deducting £1.3 billion in respect of the Jackson change from 75 per cent to 250 per cent of CAL.

Prudential continues to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group's IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholder's interest in future transfers from the UK's with-profits business and this remained in place, contributing £0.36 billion to the IGD at 31 December 2012. We will phase this out in two equal steps, reducing the credit taken to £0.18 billion from January 2013 and we expect to take zero credit from January 2014.

In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 31 December 2012 was £2.1 billion. This credit risk allowance represents 40 per cent of the bond portfolio spread over swap rates, compared to 33 per cent as at 31 December 2011.

Stress testing

(Unaudited)
As at 31 December 2012, stress testing of our IGD capital position to various events has the following results:

- An instantaneous 20 per cent fall in equity markets from 31 December 2012 levels would reduce the IGD surplus by £450 million;
- A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £950 million;
- A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £850 million*; and
- Credit defaults of ten times the expected level would reduce IGD surplus by £700 million.

Note
1 The estimated position at 28 February 2013 allows for economic conditions and surplus generation since 31 December 2012 and is stated before the final dividend and the effect of the Thanachart acquisition and after allowing for a reduction in Jackson's contribution to IGD surplus of £1.3 billion.

* The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 31 December 2012, removing the permitted practice would have increased reported IGD surplus by £0.3 billion. As at 31 December 2012, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.9 billion, excluding the permitted practice. The effect of the revised calculation of Jackson's contribution to IGD surplus as at 31 December 2012 would have been to increase the sensitivity to equity market falls by approximately £50 million.

Risk and capital management Prudential plc Annual Report 2012 77

Risk and capital management Business review

Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programmes and its additional areas of financial flexibility, demonstrate that it is in a position to withstand significant deterioration in market conditions.

Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continues to maintain a strong position. This assessment provides valuable insights into its risk profile.

C.2 Solvency II and other global regulatory developments

(Unaudited)

The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009. The new approach is based on the concept of three pillars – minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow Prudential to make use of internal economic capital models if approved by the relevant supervisory authority.

Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. In addition the European Commission is continuing to develop, in consultation with stakeholders including industry, the detailed rules that will complement the high-level principles of the Directive, referred to as 'implementing measures'. The Omnibus II Directive is not currently scheduled to be finalised until late 2013, while the implementing measures cannot be finalised until after Omnibus II.

There is a significant uncertainty regarding the final outcome from this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of the US business, are continuing to be considered by policymakers as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially that a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups. Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe (formerly known as the Comité Européen des Assurances).

The delays in finalising the Omnibus II Directive and implementing measures are expected to result in a deferral of the Solvency II implementation date for firms beyond the previously anticipated date of 1 January 2014. At this stage, it remains unclear exactly when Solvency II will come into force, although a deferral until 1 January 2016 or beyond appears likely.

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements. Prudential is continuing its preparations to adopt the regime when it eventually comes into force and is undertaking in parallel an evaluation of the possible actions to mitigate its effects. Prudential regularly reviews its range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising the Group's domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months Prudential will remain in regular contact with the FSA as it continues to engage in the 'pre-application' stage of the approval process for the internal model. In addition, Prudential also expects to engage in the initial stage of the FSA's proposed 'Individual Capital Adequacy Standards Plus (ICAS+)' regime, which will ultimately enable its UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting existing ICAS regime.

Currently there are also a number of other prospective global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Globally Systemically Important Financial Institutions (G-SIFIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, however, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

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Risk and capital management continued

As part of a global initiative to identify G-SIFIs, in May 2012, the IAIS published proposed assessment methodology for designating Globally Systemically Important Insurers (G-SIIs). For those groups that are designated by the FSB as G-SII then additional policy measures including enhanced supervision, introduction of recovery and resolution plans and higher loss absorbency requirements could be proposed. Further detail of the proposals is expected during 2013 and implementation is likely to be over a period of years. Furthermore, the FSA is considering the designation of Domestically Systemically Important Insurer (DSII) for those UK insurers that are signifi cant in UK terms. It is not yet clear what the impact of this designation may be.

ComFrame is also being developed by the IAIS to provide common global requirements for supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also possible that some prescriptive requirements, including group capital, could be proposed. Further clarity on ComFrame is expected during the second half of 2013.

C.3 Capital allocation

(Unaudited)

Prudential’s approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to effi ciently allocate capital, Prudential measures the use of, and the return on, capital.

Prudential uses a variety of metrics for measuring capital performance and profi tability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

C.4 Risk mitigation and hedging

(Unaudited)

Prudential manages its actual risk profi le against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identifi ed and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

Prudential uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Corporate responsibility review Prudential plc Annual Report 2012 79

Corporate responsibility review
Business review

Corporate responsibility review

Creating social and economic value

Corporate responsibility (CR) is integral to the way we do business at Prudential. This review gives an overview of our activities. Prudential also publishes an annual CR report which is available online at www.prudential.co.uk

Creating social and economic value

As a business that provides savings, income, investment and protection products and services, we create social value through our day-to-day operations. We provide customers with ways to help manage uncertainty and build a more secure future. By playing a key role in financial markets, we provide long-term capital that finances businesses, builds infrastructure and fosters growth in both developed and developing countries.

At Prudential, we aim to be sustainable in the broadest sense – financially, socially and environmentally. Sustainability is integral to the way we do business. Our commitments to our customers and our employees, as well as our support for communities and our responsibility towards the environment, are rooted in our aim of continuing to deliver strong financial performance sustainably.

As a Group with a long-term view, we believe it is important to participate in global debates and policy considerations that affect our customers. Across our business, we share our knowledge and expertise to help inform public policy in all our markets.

The complexities and challenges surrounding ageing populations have significant policy implications in many countries around the world. For example, through our partnership with the Washington DC-based think tank, the Center for Strategic and International Studies (CSIS), we have continued to contribute to the debate, through events and seminars with policymakers promoting the Global Aging Preparedness Index.

We commissioned additional demographic research in partnership with CSIS, looking, in further detail, at retirement expectations in Asia. Based on a survey conducted by CSIS in six East Asia countries, it explores how rapid development and rapid ageing are transforming retirement behaviour and expectations in the emerging world. The findings of the study were published in 2012 and it is available at http://gapindex.csis.org

Serving our customers

Today we serve around 24 million insurance customers in diverse markets where people's specific savings, investment and protection needs are different. However, what is common among all our customers is that the financial decisions they make are among the most important of their lives.

The insurance industry plays a unique role in society by helping people manage uncertainty and gain security. Prudential has been meeting customers' needs for 165 years and we are always looking for new ways to ensure that we understand our customers' long-term financial goals and provide them with the right products to help them plan for the future. We do not underestimate how important these decisions are for our customers, nor do we take for granted the trust they place in us to deliver for them over the long term. Our customers have made a choice to purchase from us, and we value highly their decision and their loyalty.

We want our customers to stay with us for the long term. We know this means we must constantly listen to them to understand their changing needs, and that we must provide them with fair and transparent products – and customer service – that maintains their trust and faith in our business.

Asia

In the emerging markets of Asia, where we now have 13 million insurance customers, the demand for savings and protection products continues to grow as people seek greater financial security and peace of mind. We continue to broaden our offering to help meet our customers' goals.

Prudential Corporation Asia launched a number of tailored products in 2012. PRU*myhealth* medical plan was launched in Hong Kong, offering comprehensive health protection with lifetime global coverage, and in Malaysia PRU*Flexi Med* was launched, which provides customers with the flexibility to choose a number of medical benefits based on their needs.

Across the region, we have a highly trained tied agency force, and we provide support to new and experienced agents so that they can deliver the best possible service for our customers. In Hong Kong, we have developed the 'Certified Agency Builder Programme', through which financial professionals follow a series of certified training courses.

Our four guiding CR principles

In line with our federal operating model, we believe that corporate responsibility is best managed by those closest to our customers and stakeholders. Underpinning this approach are our four guiding principles. These provide clarity to our businesses on where they should focus their efforts and resources.

- **Serving our customers:** we aim to provide fair and transparent products which meet our customers' needs;
- **Valuing our people:** we aspire to retain and develop highly engaged employees;
- **Supporting local communities:** we seek to make a positive contribution to our communities through long-term partnerships with charitable organisations that make a real difference; and
- **Protecting the environment:** we take responsibility for the environment in which we operate.

80 Business review Prudential plc Annual Report 2012

Corporate responsibility review continued

US

Founded over 50 years ago, Jackson National Life is one of the largest life insurance companies in the United States, providing retirement savings and income solutions, with approximately 4 million customers.

The US is the world's largest retirement savings market, with considerable cohorts of the 78 million baby-boomers[1] reaching retirement age each year, creating significant demand for retirement income products.

Jackson has established a significant presence in the alternative investments market, in a period where customers seek greater security in times of economic uncertainty, and is a leader in alternative investments in the retail adviser market.

Elite Access was created in 2012 to make Jackson's products available to a much greater range of customers. Elite Access is a variable annuity designed to combat the volatility of the market by providing investors with the opportunity for greater portfolio diversification through the use of alternative asset classes.

UK

In the UK, challenging economic conditions continued to persist in 2012 and have led customers, more than ever, to seek financial products that offer them the highest level of security from companies they feel they can trust.

Annuities are a key product for Prudential UK and market rates were at near historic lows during 2012. This means that it is more important than ever for customers looking to take income from their pensions to make informed choices. Our UK business paid out £2.9 billion in income to UK annuitants in 2012.

Over the last decade, Prudential has been widely recognised as the UK's leading with-profits manager. Our long-term approach to the management of the with-profits fund has continued to benefit customers during 2012, as it helps to provide protection from the full impact of volatile market conditions. The fund has consistently outperformed the FTSE All-Share Index. Over the last 15 years, the fund has delivered a cumulative investment return of 184.3 per cent on investments covering policyholder liabilities. This compares favourably with the FTSE All-Share Index total return of 106.5 per cent over the same period. Total bonus payments are expected to top £2 billion in 2013, and our policyholders will typically see year-on-year increases of between 3.5 per cent and 6.5 per cent in accumulating with-profits policy values. Since 2003, an estimated £22 billion has been added to policy values.

We are committed to responding to customer concerns quickly and efficiently. The details of our approach to customers are published on the Prudential UK website in line with FSA guidance at www.pru.co.uk/about_us/complaints_data/

Prudential UK was in the best performing 8 per cent, up from 15 per cent in 2011, of financial companies included in data published by the Financial Ombudsman Service.

Asset management

M&G, Prudential's UK and European asset management business, has served retail and institutional investors for over 80 years, investing customers' money in equities, fixed income and real estate.

M&G is a long-term investor that takes its responsibilities as a shareholder seriously, often working closely with the management of the companies in which it invests. Active voting is an integral part of M&G's investment approach. We believe that exercising our votes both adds value and protects our interests as shareholders. The M&G website provides an overview of voting history: www.mandg.co.uk/Corporate/CorporateResponsibility/CorporateGovernance/Votinghistory.jsp

M&G's retail business launched the Bond Vigilantes blog providing market insight straight from the trading floor. In addition to the constant stream of market views posted by M&G, comments are posted by users, establishing the blog as a genuine discussion forum.

Valuing our people

We aim to create an environment that enables our people to find value and meaning in their work, and to deliver outstanding performance for our customers, shareholders and communities. This is essential to our continued success, and is performed through our focus on four key areas – diversity and inclusion, talent development, employee engagement, and performance and reward.

Diversity and inclusion

We provide opportunities for our people regardless of their gender, ethnicity, disability status, age, religion, caring responsibilities or sexual orientation.

Our diversity and inclusion policies are guided by the principles of the UN's Universal Declaration of Human Rights and the International Labour Organisation's core labour standards. These are also incorporated in our Group Code of Business Conduct, which sets expected standards of employee behaviour.

We maintain an inclusive culture that is sensitive to the needs of employees with a disability. We continue employing people who become disabled, and provide training and career development opportunities for all. We also give full and fair consideration and encouragement to all applicants with suitable aptitude and abilities, regardless of disability.

Note
1 Source: US Census Bureau

We have several initiatives in place to maintain our commitment to diversity and inclusion. These include:

Apprenticeship schemes and support for underprivileged students to provide entry-level positions for young people;

Training in unconscious bias to improve inclusion throughout the organisation;

Pay reviews to prevent systematic concerns around equal pay and opportunity by gender, ethnic group and working patterns; and

Collaborative partnerships with organisations that strengthen and further the diversity and inclusion agenda, such as the Diversity and Inclusion in Asia Network (DIAN), and Peckham, an American non-profi t community rehabilitation organisation. In the UK, we are also sponsors of the 2012 Working Mums Top Employer Awards, and co-sponsors of the inaugural Women in Investment Management event targeting female students.

Talent development

All employees are encouraged to take responsibility for driving their own development and agreeing plans with their managers. To support them, the organisation provides on-going development activities. The majority of these activities sit within our business units, while Group HR focuses on programmes for senior leaders across the organisation.

At Group level, the emphasis is on succession planning for senior roles and development of our overall leadership talent pipeline. In support of this, there are a number of new Group-wide programmes. In addition to The Top 100 initiative, which focuses on individually tailored development for our most senior executives, we provide programmes that are specifi cally designed to enhance colleagues’ cross-business unit/functional leadership skills and experience.

Within our businesses, there are several programmes that demonstrate our commitment to furthering talent. Prudential Corporation Asia developed a holistic Talent Development Framework with clear segmentation, to enable the identifi cation of talent in each market, as well as the design and accurate targeting of ‘top of the class’ leadership development programmes.

In the US, The Jackson University continues to provide business-specifi c development activities for employees.

Jackson’s senior management team play a central role in shaping the curriculum, ensuring it aligns to major corporate initiatives for the business. In addition, the LEAP programme for senior leaders aims to accelerate their leadership potential and organisational impact.

In our UK-based businesses, we have various programmes designed to create focused learning networks and active talent communities. These include: M&G’s Cornerstone, focused on senior management; Catalyst, aimed at junior talent; Investor Development Programmes; and Sales Business Leadership Programmes. Prudential UK provides Career Development Centres for middle managers, and at Group Head Offi ce, Enhance offers employees the opportunity to hone their skills for working effectively and to develop in areas such as cross-cultural awareness and building effectiveness partnerships.

Corporate responsibility review Prudential plc Annual Report 2012 81

Employee engagement

We strive to create a work environment and conditions that are conducive to a culture of engagement. Engaging our employees is critical to sustaining a high-performing business and retaining Corporate talent. In 2012, we utilised a range of mechanisms to drive

engagement at all levels.

At Group Head Office, the Connect programme of lunchtime

events brings together colleagues on subjects ranging from responsibility learning about developments in the business and Prudential’s heritage, to themes like parenting. review

The wellbeing of our employees is paramount. We have a series of initiatives, including assessments, activity programmes and access to confidential telephone and face-to-face coaching and counselling with professionals. Business

Across Prudential, we encourage continuous dialogue to engage with our employees. Through events and ‘open forums’ – such as review the M&G Staff Consultative Committee and the Employee Forum

within Prudential UK – employees can engage directly with their executive teams and raise questions. In addition, our businesses in the UK have a long-standing relationship with the union Unite.

The success of our engagement efforts have been recognised

internally and externally. Engagement surveys in various

business units have shown excellent results and several of our businesses have won prestigious awards. For example, M&G was named one of the best places to work in the City by the website

Here is the City News, and was also the highest-rated asset

management firm in a survey voted for by employees, and a

number of our businesses in Asia, including our Life business in

Singapore, were awarded The People Developer Standard.

Performance and reward

We offer reward packages that support a high-performing organisation, in order to attract, retain and motivate talented people. Each individual contributes to the success of the Group and should be rewarded accordingly.

Rewards are linked to the delivery of business goals and expected behaviours. We place emphasis on goals being met in an appropriate manner. To ensure this, employees are not only regularly assessed on

‘what’ they have achieved, but also on ‘how’ they did so.

We believe it is important for our employees to have the opportunity to benefi t from the Group’s success through share ownership. In the UK, we operate two all-employee share plans: a Share Incentive Plan (SIP) and a Save As You Earn (SAYE) scheme. In 2012, a majority of eligible employees participated in one or both of these plans.

In Asia, we operate two SAYE schemes, similar to those in the UK. Participation in these schemes continues to grow strongly among our employees and agents.

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Corporate responsibility review continued

Supporting local communities

As a long-term business, we are committed to supporting the long-term well-being of the communities in which we operate.

The social value of our business – helping customers manage uncertainty and build a more secure future, as well as our investments providing long-term capital that finances businesses, builds infrastructure and fosters economic growth – is further underpinned by our community programmes and activities.

Each of Prudential's businesses has community investment programmes in place which provide support to charitable organisations, both through funding and the experience and expertise of our employees.

Last year more than 7,350 employees across the Group gave up their time to help in their communities, using their skills and knowledge to benefit others.

We establish long-term relationships with our charity partners to ensure that the projects we support are sustainable, and we work closely with them to ensure that our programmes continuously improve.

The diversity of our markets means that our programmes vary from region to region, but a shared focus for our community investment is education and life skills. These activities include financial education, support to improve social mobility and employee volunteering.

Financial education

Financial education forms an important part of our educational activity. We believe that encouraging people to manage their money prudently helps to underpin overall economic development and success for communities.

Cha-Ching, PCA's flagship regional financial education programme, gathered greater momentum in 2012.

Cha-Ching was launched in seven countries in 2011, to help parents in Asia develop money-smart values among children from the ages of seven to 12. The programme has produced a series of three-minute music videos with sing-a-long subtitles that teach children about four key money management concepts – Earn, Save, Spend and Donate – through a band of six characters. These videos have been shown daily on the Cartoon Network, Asia's most watched children's channel. Cha-Ching is supported by an interactive website (www.cha-ching.com) and mobile applications offering digital resources for parents, children and teachers.

In 2012, Cha-Ching was developed with the launch of 'Season Two', featuring three new music videos on budgeting, credit and investing. A new online game, Cha-Ching Saver World Tour, and a first mobile game app, Cha-Ching Band Manager, were also launched.

Over the last year, Cha-Ching has received significant support across the region, with more than 20,000 children and teachers benefiting from the programme to date. In April 2012, the Philippines Department of Education signed a Memorandum of Agreement to incorporate Cha-Ching into the curriculum of public primary schools, and NGOs including Junior Achievement have organised Cha-Ching workshops for children in Hong Kong and Thailand. Singapore Airlines and Garuda Indonesia have incorporated the music videos into their in-flight entertainment content for travelling families.

In the US, Jackson, alongside employees from across the Group, provided more than 5,000 volunteer hours in support of financial literacy as part of its work with Junior Achievement, a charity which teaches young people about money management and how business works. Jackson is one of only 10 companies across the US to have been awarded a Bronze US President's Volunteer Service Award for the 2011-2012 programme.

Improving education and skills

In Asia, with the support of the Ministry of Education, PCA partnered with the China Insurance Regulatory Commission and the Chinese Academy of Social Sciences to develop an insurance educational course that could be taught across schools in China. Since its launch in 2007, more than 57,000 children have benefited from the course to date, strengthening their knowledge of insurance and how it relates to their everyday lives.

In the UK, the Business Class programme, run by Business in the Community, gives Prudential UK colleagues the opportunity to use their knowledge, experience and skills to help with some of the most pressing issues in local schools. Businesses partner with schools in the most deprived areas, and work strategically for three years on an action plan driven by the school's needs, covering areas such as leadership, curriculum and achievement. In 2012, the programme helped 15 schools, 7,500 students and 90 teachers.

Through the partnership, 86 volunteers are working with schools in Reading, Stirling and Westminster. As well as supporting performance management training and people management skills for senior teachers and school leaders, a 'menu of activities' has been created to help young people understand the opportunities available to them when they leave school, as well as working with young people to improve their confidence and motivation.

At Group Head Office, a new charitable partnership was established in 2012 with Greenhouse, a London-based charity which assists young people in some of the most deprived areas of the city. It uses sport, including basketball, to turn young lives around. Sports coaches work full-time in schools to help young people improve their health and fitness, while mentoring them to increase their engagement with their education and community. Prudential's support enables over 1,000 disadvantaged young people to participate weekly through Greenhouse's basketball programme.

Employee volunteering

We believe in sharing the skills of our global workforce with their local communities. Many of our employees play an active role through volunteering, charitable donations and fundraising. Financial support is always important, but it is the combination of all these resources that means we can make a far more positive contribution to all our communities across the globe. We recognise that employee volunteering brings benefit not only to the charities, but also to the development of our people, and we actively encourage colleagues to participate in our programmes.

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Since its launch in Asia eight years ago, the 'Investing in Your Future' volunteer-led financial literacy programme has reached more than 38,000 women. These seminars teach basic financial planning skills for different stages in their lives. Female volunteers from Prudential donate their time and expertise to deliver the seminars in China, India, Indonesia and Vietnam. The project works closely with the All-China Women's Federation, the Women's Association and Labour Union in Vietnam, and the Ministry of Women's Empowerment and Child Protection in Indonesia.

In the US, Jackson staff gave over 6,500 volunteer hours in 2012, providing support to local charities benefiting children and the elderly.

In the UK, 43 per cent of Prudential UK employees took part in volunteering during 2012, mentoring schoolchildren, supporting the elderly and skills-sharing with local charities.

At M&G, 118 employees have been actively involved in initiatives with community organisations, charities and schools in and around Chelmsford and London.

Chairman's Challenge

In 2012, 4,500 employees volunteered through Prudential's flagship international programme, the Chairman's Challenge. The programme encourages employees from across the Group to volunteer on projects initiated by our global charity partners, including Plan International, Help Age International and Junior Achievement. It allows us to support many different charities with volunteers, as well as financial support. Prudential donates £150 to our charity partners for every employee who registers for the programme. Charity partners use this money to seed-fund charitable projects for Prudential volunteers.

Each year, employees across the Group vote for the shortlisted project they believe has made the greatest impact. In 2012, the winning project was 'Learning About Earning'. This programme – in partnership with Junior Achievement – benefited 234 impoverished children from a small village outside Jakarta, through the commitment of 430 employees from Prudential Corporation Asia's Indonesian business, who helped the children develop basic communication and financial skills.

Shortlisted projects 2012:

- The Taiwan Fund For Children and Families (TFCF) – Children's Financial Camp Annual Child Protection Campaign and Wishing Doll Fundraising Campaign. 766 employees volunteered in 2012, 30 of whom used their business skills to design and deliver four financial camps to 120 disadvantaged children, while the remainder supported the TFCF's protection and fundraising campaign;
- Snehasadan, Mumbai – Holistic Development of Children. The programme rehabilitates homeless children and gives them education, life skills and professional training to make them independent. 50 volunteers supported the project for the first time in 2012, benefiting 240 children;
- Junior Achievement, US – Economic Gardening: Growing Success One Student At A Time. 528 Jackson employees were involved in volunteering activities either in the classroom delivering financial literacy sessions or through fundraising; and
- Junior Achievement Thailand – Cha-Ching in Ourselves. 140 Prudential Corporation Asia employees dedicated volunteering time to educate young people in financial literacy skills.

Prudential RideLondon

Prudential is sponsoring RideLondon, an annual two-day festival of cycling which was formally launched in February 2013 with the Mayor of London, Boris Johnson, who predicted the event will become a living legacy of the London Olympic and Paralympic Games of 2012. Prudential RideLondon will be a world-class festival of cycling, starting in August 2013, that combines a free family ride in central London, a world-class professional cyclists' race and an amateur cyclists' race to raise money for charity.

Disaster relief and preparedness

Many of our customers in Asia are located in areas prone to natural disasters. For a number of years we have supported local initiatives to support relief efforts following disasters in countries where we operate, and we also maintain a disaster relief fund which can be activated in emergencies. Our commitment to disaster relief also often goes beyond financial aid, with our people helping on the ground.

In October 2011, many areas of northern and central Thailand were hit by severe flooding caused by tropical storm Nalgae. More than 13 million people were affected by the catastrophe which caused the loss of 750 lives.

In the aftermath of the disaster, Prudential partnered with Help Age International and FOPDEV (Foundation for Older Persons Development) to provide help where it was needed most. In June 2012, a team of 65 *PRUvolunteers* from 10 countries across Asia, supported by our Thai colleagues, travelled to Fang District in northern Thailand for six days to help build and renovate flood-resistant homes for old people in Mai Ai, as part of the 'New House for New Life' project. The team also helped renovate a school, built a dam for improved water management, and participated in an evacuation simulation exercise with the residents to better prepare them for future floods.

In 2012, the Prudence Foundation was established in Asia as a unified platform to coordinate charitable activity in the region. As part of the creation of the Prudence Foundation, Prudential Corporation Asia's approach has turned to disaster preparedness. A designated fund has been established to help communities develop preventative programmes before disasters occur to improve the ability of communities to better prepare for, cope with and recover from any unfortunate natural disasters.

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Corporate responsibility review continued

Charitable donations

We calculate our community investment spend using the internationally recognised London Benchmarking Group standard. This includes cash donations to registered charitable organisations, as well as a cash equivalent for in-kind contributions.

In 2012, the Group spent £12.6 million supporting community activities, an increase of 39.5 per cent on 2011.

The direct cash donations to charitable organisations amounted to £9.6 million, of which approximately £4.0 million came from our EU operations, which are principally our UK insurance operation and M&G, with the remaining £5.6 million being contributed to charitable organisations by Jackson National Life Insurance Company and Prudential Corporation Asia.

The cash contribution to charitable organisations from our EU operations is broken down as follows: education £1.3 million; social, welfare and environment £2.4 million; cultural £0.2 million and staff volunteering £0.1 million.

Political donations

It is the Group's policy not to make donations to political parties, nor to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000. The Group did not make any such donations or incur any such expenditure in 2012.

Protecting the environment

We recognise that managing our buildings efficiently and minimising our greenhouse gas emissions is not only beneficial to the environment but also makes good business sense.

We aim to ensure that we minimise the impact of our activities on the environment. Our strategy focuses on reducing the direct impact of the properties we occupy, as well as the properties we manage through PRUPIM (Prudential Property Investment Managers Limited), which is a top-25 global real estate fund manager, with £16 billion of assets under management (at 31 December 2012).

Reducing our direct impact: occupied properties

We monitor energy consumption, carbon dioxide emissions, water consumption, waste, paper use and recycling at all our UK sites, and at Jackson's main premises in North America in Lansing, Michigan, Denver, Colorado, and Nashville, Tennessee. We also monitor energy consumption and carbon dioxide emissions from 46 occupied properties in Asia, where Prudential Corporation Asia occupies approximately 20,000 square feet or more, for a combined total of 2.45 million square feet.

The Carbon Reduction Commitment (CRC) Energy Efficiency Scheme is a mandatory UK scheme aimed at improving energy efficiency and cutting carbon dioxide emissions in large public and private sector organisations, which are responsible for around 12 per cent of the UK's emissions. The scheme features a range of reputational and financial drivers, which aim to encourage organisations to develop energy management strategies that promote a better understanding of energy usage. All CRC participants must measure and report carbon emissions annually. The first CRC performance league table, which is due to be updated later this year, placed Prudential ahead of its insurance peer group. In 2012, for the first time, participants had to purchase allowances from the Government before the end of July. Prudential's annual carbon emission for the 2011/12 compliance year was 75,742 tonnes of CO_2, 5,438 tonnes less than in 2010/11, which translated into a financial liability of £908,904.

Corporate Property continues to maintain certification to ISO 14001 (an internationally recognised standard for environmental management) for services it provides to UK Business Units. Compliance with ISO 14001 drives improved environmental performance.

The Environmental Forum, a sub-group of Prudential plc's Environment Health and Safety Council, is supporting Corporate Property's UK Environmental Employee Engagement programme. This initiative focuses on encouraging employees to make their own contribution to help their Business Unit improve its environmental performance. Each UK Business Unit has signed up to the programme to meet the challenge by a mix of intranet campaigns, competitions, employee forums and attitude surveys.

There will be a new mandatory greenhouse gas emissions reporting requirement for all listed companies on the London Stock Exchange. Prudential plc will include a carbon footprint report in its Annual Report 2013.

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Reducing our impact: property investment portfolio

The fundamental principle behind PRUPIM's approach to Responsible Property Investment is that by having a leading position we are better able to protect and enhance performance for its clients. This strategy focuses on four areas: ensuring portfolio resilience; driving environmental improvements; building strong relationships; and responsibility in its own operations.

PRUPIM's focus on delivering energy reductions across its managed portfolio has achieved some significant results. For example, in the UK, PRUPIM has reduced carbon emissions intensity by 17 per cent at 23 of its largest multi-let offices and 16 per cent at its shopping centres, generating savings of over £3.6 million for its occupiers. Its UK shopping centres now divert 80 per cent of waste from landfill and 49 per cent of waste is diverted from landfill at our ISO 14001 offices.

We have also achieved the environmental standard ISO 14001 at nine shopping centres and 27 multi-let offices, which together account for 64 per cent of the carbon emission under management control.

PRUPIM's approach and progress can be found in its annual Responsible Property Investment report at www.prupim.com/rpi

Accountability and governance

The Board

The Board regularly reviews the Group's CR performance and scrutinises and approves the Group CR report and strategy on an annual basis.

Code of Business Conduct

Consideration of environmental, social and community matters is integrated in our Code of Business Conduct. Our code is reviewed by the Board on an annual basis. Refer to page 98 for more information.

Local governance

In M&G, Jackson and Prudential UK there are governance committees in place – with senior management representation – which agree strategy and spend. In Asia, the Prudence Foundation has been established as a unified charitable platform to align and maximise the impact of community efforts across the region.

Payment policy

It is our Group policy to agree terms of payment when orders for goods and services are placed, and to pay in accordance with those terms.

In the UK, we have signed up to the Prompt Payment Code, launched in December 2008 by the UK Department for Business, Enterprise and Regulatory Reform. In 2012, our trade creditor days, based on the ratio of amounts that were owed to trade creditors at the year end to the aggregate of the amounts invoiced by trade creditors during the year, were 22 days (2011: 22 days).

The Prompt Payment Code and its signatories can be found at www.promptpaymentcode.org.uk

Supply chain management

Prudential recognises that its own social, environmental and economic impacts go beyond the products and services it supplies, to include the performance of its suppliers and contractors.

It is our policy to work in partnership with suppliers whose values and standards are aligned with our Group Code of Business Conduct.

Procurement practices in Prudential UK have been successfully accredited with the Chartered Institute of Purchasing and Supply certification, an industry benchmark of recognised good practice.

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Prudential plc Annual Report 2012 87

Section 3

Governance

88 Board of directors

93 Corporate Governance report:

93 Role of the Board and Governance Framework

100 Audit Committee report

103 Nomination Committee report

104 Risk Committee report

105 Risk governance

107 Relations with shareholders

110 Additional disclosures

111 Index to principal directors’ report disclosures

Governance

88 Governance Prudential plc Annual Report 2012

Board of directors





Chairman

Paul Manduca
Chairman

Appointments
Board: October 2010
Chairman of the Board: July 2012
Chairman of the Nomination Committee: July 2012

Paul Manduca was the Senior Independent Director prior to his appointment as Chairman. He was also a member of the Audit and Remuneration Committees from October 2010 to June 2012 and a member of the Nomination Committee from January 2011.

Paul was a non-executive director of Wm Morrison Supermarkets Plc (Morrisons) from September 2005 until March 2011. During that time, he was the Senior Independent Director, a member of the Nomination Committee and Chairman of the Remuneration Committee of Morrisons, and prior to that he chaired the Audit Committee of Morrisons. Paul retired as Chairman of JPM European Smaller Companies Investment Trust Plc in December 2012 and was the Chairman of Aon UK Limited until September 2012. He was also a non-executive director and Chairman of the Audit Committee of KazMunaiGas Exploration & Production until the end of September 2012.

Paul was the Senior Independent Director and Chairman of the Audit Committee of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Prior to that, he was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute, a former Chairman of the Association of Investment Companies from 1991 to 1993, and former member of the Takeover Panel. He is also the Chairman of Henderson Diversified Income Limited. Age 61.

Group Chief Executive

Tidjane Thiam
Group Chief Executive

Appointments
Board: March 2008
Group Chief Executive: October 2009

Tidjane was the Chief Financial Officer from March 2008 until his appointment as Group Chief Executive in 2009.

Tidjane spent the first part of his professional career with McKinsey & Company in Paris and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Côte d'Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company and one of the leaders of their Financial Institutions practice before joining Aviva in 2002. He worked at Aviva until 2008, holding successively the positions of Group Strategy and Development Director, Managing Director of Aviva International, Group Executive Director and Chief Executive Officer, Europe.

Tidjane was a non-executive director of Arkema in France until November 2009. He is a member of the Board of the Association of British Insurers (ABI) and he was appointed as Chairman in July 2012. He is a member of the Council of the Overseas Development Institute (ODI) in London, a member of the Africa Progress Panel chaired by Kofi Annan and a sponsor of Opportunity International. Tidjane is a member of the UK-ASEAN Business Council and of the Strategic Advisory Group on UK Trade and Investment. In January 2012, Tidjane was appointed to the Prime Minister's Business Advisory Group and has been a member of the European Financial Round Table (EFR) since January 2013. Tidjane was awarded the Légion d'Honneur by the French President in July 2011. Age 50.

Board of directors Prudential plc Annual Report 2012 89

Board of directors Governance






Executive Directors

Nicolaos Nicandrou ACA
Chief Financial Officer

Appointments
Board: October 2009

Before joining Prudential, Nic Nicandrou worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PriceWaterhouseCoopers where he worked in both London and Paris. Age 47.

John Foley
Group Chief Risk Officer

Appointments
Board: January 2011

John Foley has been Group Chief Risk Officer since January 2011. He joined Prudential as Deputy Group Treasurer in 2000 before being appointed Managing Director, Prudential Capital (formerly Prudential Finance (UK)) and Group Treasurer in 2001. He was appointed Chief Executive of Prudential Capital and to the Group Executive Committee in 2007. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co Limited where, over a 20 year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 56.

Robert Devey
Executive Director

Appointments
Board: November 2009

Rob Devey has been the Chief Executive of Prudential UK and Europe since 2009. Before joining Prudential, Rob worked at Lloyds Banking Group from 2002, where he held a number of senior leadership roles across insurance and retail banking. Prior to joining Lloyds Banking Group, Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe.

Rob chairs the London Leadership Team of Business in The Community and is also a trustee of the LloydsTSB Foundation for England and Wales. Age 44.

Michael McLintock
Executive Director

Appointments
Board: September 2000

Michael McLintock is the Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999, having joined M&G in 1992. Michael has been a Trustee of the Grosvenor Estate since October 2008 and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He previously served on the board of Close Brothers Group plc as a non-executive director from 2001 to 2008 and has been a member of the Finance Committee of the MCC since October 2005. Age 51.

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Board of directors continued

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Barry Stowe Executive Director Appointments

Board: November 2006

Barry Stowe is the Chief Executive of Prudential Corporation Asia, a position he has held since October 2006. Before joining Prudential, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to 1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US.

Barry is a member of the Board of Directors of the International Insurance Society and was a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Offi ce Management Association (LOMA) from October 2008 to October 2011. He is also a member of the Board of Visitors of Lipscomb University, a member of the Board of Managers of the Hong Kong International School and Chairman of Save the Children (HK) Ltd. Age 55.

Michael Wells Executive Director Appointments

Board: January 2011

Mike Wells is President and CEO of Jackson National Life Insurance Company (Jackson). Mike has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. Mike has been Vice Chairman and Chief Operating Offi cer of Jackson for the last nine years. During this period he has led the development of Jackson’s variable annuity business and been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers. Age 52.

Non-Executive Directors

Keki Dadiseth FCA Independent non-executive director Appointments

Board: April 2005

Remuneration Committee:

April 2005

Keki was a member of the Audit Committee from 2005 to 2007 and was appointed as a member of the Prudential Corporation Asia Audit Committee in July 2012. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited.

Keki is also a director of Britannia Industries Limited, JM Financial Limited, JM Financial Services Limited, Piramal Enterprises Limited, Siemens Limited, The Indian Hotels Company Limited and Godrej Properties Limited, all of which are quoted on the Bombay Stock Exchange. In addition, he acts as adviser to Fleishman-Hillard Inc and is Chairman of Marsh & McLennan Companies Group, India.

He is Chairman of the Breach Candy Hospital Trust and a trustee for a number of Indian charities. Keki is the non-executive Chairman of Omnicom India Marketing Advisory Services Private Limited, an unquoted Indian company, and is also a board member of various other unquoted Indian companies. He serves as Chairman of Sony India Pvt Ltd and Senior Advisor to Sony Group in India.

Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V., and a member of Unilever’s Executive Committee. He joined Hindustan Lever Ltd in India in 1973 and in 1987, he joined the Board of Hindustan Lever and became Chairman in 1996. Age 67.

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Board of directors Governance






Non-Executive Directors

Sir Howard Davies
Independent non-executive director

Appointments
Board: October 2010
Chairman of the Risk Committee: October 2010
Audit Committee: November 2010
Nomination Committee: July 2012

Sir Howard is chairman of the Phoenix Group, and a Professor at Institut d'Études Politiques (Sciences Po). He is also Chairman of the UK Government's Airports Commission. He chairs the International Advisory Board of the China Securities Regulatory Commission and is a member of the International Advisory Board of the China Banking Regulatory Commission. He is also an independent director of Morgan Stanley Inc and a Director of the National Theatre. Age 62.

Michael Garrett
Independent non-executive director

Appointments
Board: September 2004
Remuneration Committee: September 2004

Michael Garrett worked for Nestlé from 1961, becoming Head of Japan from 1990 to 1993, and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania. In 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland.

Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group, a think tank and forum for dialogue promoting free trade, from 2001 to 2011. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London, as well as being a member of the Development Committee of the International Business Leaders Forum (IBLF) until stepping down in 2011. Age 70.

Ann Godbehere FCGA
Independent non-executive director

Appointments
Board: August 2007
Chairman of the Audit Committee: October 2009
Risk Committee: November 2010
Nomination Committee: July 2012

Ann was a member of the Audit Committee from 2007.

Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996 Swiss Re acquired Mercantile & General Reinsurance Group and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997 she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group.

Ann is also a non-executive director of British American Tobacco plc, Rio Tinto plc, Rio Tinto Limited, UBS AG, Arden Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. From its nationalisation in 2008 until January 2009, Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. Age 57.

Alexander Johnston (Alistair) CMG FCA
Independent non-executive director

Appointments
Board: January 2012
Audit Committee: January 2012

Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial Services and Head of UK Insurance Practice, International Managing Partner – Global Markets and UK Vice Chairman. Latterly he served as a Global Vice Chairman of KPMG from 2007 to 2010.

Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the audit committee until 2009. He was an Association Member of BUPA until January 2012. Alistair is a member of the Strategy and Development Board and a Visiting Professor at Cass Business School. In February 2012 Alistair was appointed as a Trustee of the Design Museum in London. Age 60.

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Board of directors continued

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Non-Executive Directors continued

Kaikhushru Nargolwala FCA Independent non-executive director Appointments

Board: January 2012

Remuneration and Risk

Committees: January 2012

Kai Nargolwala was the non-executive Chairman of Credit Suisse Asia Pacifi c until December 2011, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacifi c region.

From 1998 to 2007, Kai worked for Standard Chartered PLC where he was a Group Executive Director responsible for Asia Governance and Risk. His responsibilities included developing strategy and business performance across Asia, as well as strategic merger and acquisition activity. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and at Visa International, where he served on the Asia Pacifi c Board.

Kai is currently a non-executive director and lead independent director of Singapore Telecommunications Limited, a member of the Board of the Casino Regulatory Authority of Singapore, a non-executive director of PSA International Pte. Limited, Chairman of the Governing Board of the Duke-NUS Graduate Medical School and a director and Chairman of Clifford Capital Pte. Limited. Age 62.

Philip Remnant CBE ACA Senior Independent Director Appointments

Board: January 2013

Remuneration, Audit, Nomination Committees: January 2013

Philip Remnant is a senior adviser at Credit Suisse, a Deputy Chairman of the Takeover Panel, a non-executive director of UK Financial Investments Limited (since 2009) and Chairman of City of London Investment Trust plc (since 2011). He was previously a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. Philip was seconded to the role of Director General of the Takeover Panel, which administers the UK’s code on takeovers and mergers, from 2001 to 2003 and again in 2010. He served on the Board of Northern Rock plc from 2008 to 2010 and from 2007 to 2012 was Chairman of the Shareholder Executive, which manages the relationships between the UK Government and the businesses in which it is a shareholder. Age 58.

Lord Turnbull KCB CVO Independent non-executive director Appointments

Board: May 2006

Chairman of the Remuneration Committee: June 2011 Risk Committee: November 2010 Nomination Committee:

June 2011

Lord Turnbull was a member of the Remuneration Committee from November 2010, and a member of the Audit Committee from January 2007 to November 2010.

Lord Turnbull entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret

Thatcher and then John Major. He joined HM Treasury in 1970.

Lord Turnbull is a non-executive director of Frontier Economics Limited and The British Land Company PLC. He was formerly Chairman of BH Global Limited until January 2013 and a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011. Age 68.

Corporate governance Prudential plc Annual Report 2012 93

Corporate governance

Good governance through leadership and accountability

Paul Manduca Compliance with Corporate Governance Codes

Chairman UK Corporate Governance Code and the Corporate

Governance Code for Hong Kong

In line with its premium and main listings on the London and

Hong Kong stock exchanges, Prudential applies the principles of the UK Corporate Governance Code (the ‘UK Code’) and the

Corporate Governance Code issued by the Hong Kong Stock

Exchange (‘the HK Code’) to its governance framework.

The Board confirms Prudential is currently in compliance with the UK Code provisions although, during the year, there was a period when the Company was without a Senior Independent

Director (in accordance with Code Provision A.4.1) due to the

Your Chairman’s view: appointment of Paul Manduca as Chairman in July 2012.

Prudential’s governance framework makes a vital Following this appointment, the search for a new Senior contribution to the long-term success of the Group. To ensure that our business is both successful and sustainable, the Independent Director commenced and was successfully Governance

Board works closely with management in evaluating the concluded with the appointment of Philip Remnant, who joined opportunities and risks we face. We ensure that the Group’s the Board in January 2013. Throughout the search process, the report strategy remains appropriate and that rigorous oversight is Company ensured that the non-executive directors were in place across our geographically diverse business. available for shareholders to contact should they have had any

The Board, which I lead, is responsible for ensuring that our concerns and the Company believes that the governance of the governance is strong, clear and appropriate, and plays the Board and the Company as a whole was not adversely affected best possible part in supporting our business and its growth. during the period while a successor was sought. Governance

Like all aspects of business, governance is constantly The Board confirms that it has also complied with the HK Code evolving, and we ensure that we are well prepared for new throughout the period other than in respect of the responsibilities developments. As well as complying with the relevant codes, of the Remuneration Committee as regards making we keep a close eye on upcoming changes to those codes, and recommendations to the Board in respect of the remuneration carry out intensive work to prepare our policies, structures and procedures well in advance. of non-executive directors. It would be inconsistent with the principles of the UK Code for the Remuneration Committee,

We are committed to reporting on our governance in a clear which is comprised solely of non-executive directors, to be and transparent way, and will continue to ensure that our involved in the setting of their own fees.

governance is the best in its class and a central part of how we do business. The principles of the UK and HK Codes have been applied as set out below and in the Directors’ remuneration report, which can be found on pages 113 to 143.

The UK Code can be viewed on the Financial Reporting Council’s website, with a copy of the HK Code available on the website of the Hong Kong Stock Exchange.

Leadership

Role of the Board

The Board is accountable for the long-term success of the Group and for providing leadership within a framework of effective controls. The control environment enables the Board to identify significant risks and apply appropriate measures to manage and mitigate them. The Board is responsible for setting strategic targets and for ensuring that the Group is suitably resourced to achieve those targets. In doing so, the Board takes account of its responsibilities to the Group’s stakeholders, including the

Group’s employees, shareholders, suppliers and the communities in which Prudential operates.

94 Governance Prudential plc Annual Report 2012

Corporate governance continued

The Board has terms of reference which specifically set out matters reserved for its decision. These are kept under regular review and include matters such as setting the Group's strategy and monitoring its implementation, the approval of annual budgets and business plans, as well as the risk appetite of the Group and its capital and liquidity positions. The Board has approved a governance framework and under these procedures, all business units are required to seek approval from the Board for matters exceeding pre-determined authority limits. The terms of reference are regularly reviewed and enable the Board to exercise effective control over the Group's affairs.

The Board has delegated authority to a number of Board committees which assist the Board in delivering its responsibilities and ensuring that there is appropriate independent oversight of internal control and risk management. Each of these committees has established terms of reference and is comprised of independent non-executive directors, with the exception of the Nomination Committee which, in keeping with the provisions of UK Code, is chaired by the Chairman.

The Board has also delegated authority for the operational management of the Group's businesses to the Group Chief Executive for execution or further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business. The chief executive of each business unit has authority for the management of that respective business unit and each has established a management board comprising its most senior executives.

In performing its duties, the Board has access to the services of the Group Company Secretary who advises on corporate governance matters, Board procedures and compliance with the applicable rules and regulations. Directors have the right to seek independent professional advice at the Group's expense and copies of such advice are circulated to other directors where applicable and appropriate.

In the ordinary course of business, Board and Committee papers are provided to the directors approximately one week in advance of each meeting.

Powers of the Board

The Board may exercise all powers conferred on it by the Company's Articles of Association and the Companies Act 2006. This includes the powers of the Company to borrow money and to mortgage or charge any of its assets (subject to the limitations set out in the Companies Act 2006 and the Company's Articles of Association) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company.

Table 1

	Board (scheduled)	Board (additional)	Audit Committee	Remuneration Committee	Nomination Committee	Risk Committee
Number of meetings held	10	7	12	5	9	5
Chairman						
Harvey McGrath *(retired 2 July 2012)*[1]	5	5	–	–	2	–
Paul Manduca *(appointed 2 July 2012)*[2,3]	9	6	5	3	8	–
Executive directors						
Tidjane Thiam	10	7	–	–	–	–
Nic Nicandrou	10	6	–	–	–	–
Rob Devey	10	7	–	–	–	–
John Foley	10	7	–	–	–	–
Michael McLintock	9	6	–	–	–	–
Barry Stowe	10	4	–	–	–	–
Mike Wells	10	4	–	–	–	–
Non-executive directors						
Keki Dadiseth	9	3	–	4	–	–
Howard Davies[4]	10	5	12	–	2	5
Michael Garrett	10	6	–	5	–	–
Ann Godbehere[4]	10	7	12	–	2	5
Alistair Johnston	10	7	12	–	–	–
Kai Nargolwala[6]	10	6	–	5	–	4
Kathleen O'Donovan *(retired 31 March 2012)*	1	1	3	–	4	–
Lord Turnbull[7]	10	7	–	5	9	5

Notes
1 Harvey McGrath did not attend Nomination Committee meetings when it dealt with the appointment of the successor to his Chairmanship, in accordance with the UK Code.
2 Paul Manduca was the Senior Independent Director and attended all scheduled Audit and Remuneration Committee meetings prior to his appointment as Chairman on 2 July 2012.
3 Paul Manduca missed one Nomination Committee meeting and one additional Board meeting due to a conflict of interest.
4 Appointed as members of the Nomination Committee on 2 July 2012.
5 There was one additional Remuneration Committee meeting and two additional Risk Committee meetings during the year.
6 Kai Nargolwala was unable to attend one additional Risk Committee meeting and one additional Remuneration Committee meeting.
7 Lord Turnbull was unable to attend one additional Risk Committee meeting.

Chairman

The roles of Chairman and Group Chief Executive are separate and clearly defi ned. The scope of these roles is approved and kept under regular review by the Board so that no individual has unfettered decision-making powers.

The Chairman is responsible for the leadership and governance of the Board, and ensuring that suffi cient time is available for discussion of all agenda items. The Chairman also facilitates the contribution of the non-executive directors and constructive relationships between the non-executive and executive directors by promoting a culture of openness and debate.

Harvey McGrath retired as Chairman of the Board in July 2012 and was succeeded by Paul Manduca.

The Board was satisfi ed that during 2012 the Chairman’s external commitments did not hinder the day-to-day performance of his duties for Prudential and that he had the commitment and capability to make himself available under unforeseen circumstances. The major commitments of the Chairman, including changes during the year where applicable, are detailed in his biography on page 88.

Chief Executive

The Group Chief Executive is responsible for the management of the Group and the implementation of the strategy and policy approved by the Board. In discharging his responsibilities, the Group Chief Executive is advised and assisted by the Group Executive Committee which comprises business unit heads and a Group Head Offi ce team of functional specialists.

Senior Independent Director

Paul Manduca was the Senior Independent Director until July 2012 when he succeeded Harvey McGrath as Chairman of the Board. The Nomination Committee concluded its search for a suitable replacement in December 2012, with the appointment of Philip Remnant. Philip’s appointment became effective on

1 January 2013.

The Senior Independent Director is responsible for maintaining contact with shareholders with a view to understanding their concerns and issues,

as well as providing ongoing support to the Chairman and acting as an intermediary for the other non-executive directors if required. The Senior Independent Director is accessible to all stakeholders, including debt investors, particularly if they have concerns and where contact through the normal channels may have failed or would be inappropriate.

The Senior Independent Director is also responsible for leading the performance evaluation of the Chairman.

Corporate governance Prudential plc Annual Report 2012 95

Meetings

During 2012, the Board met on 10 scheduled occasions and held seven additional meetings. A separate off-site strategy event was also held. A detailed forward agenda has been in operation for a number of years and this is kept updated to reflect not only regular items of business but also any topical matters arising during the year.

Given the geographical spread of the Group’s business, at least one board meeting a year is held overseas at one of the Group’s business operations. These meetings facilitate a fuller

understanding of operations in that jurisdiction and provide an opportunity for the directors to meet with senior members of the management teams in those countries. The overseas meeting for

2012 was held in Singapore.

Where a director was unable to attend board meetings, their

views were canvassed by the Chairman prior to the meeting.

During the year, the Chairman met with the non-executive

directors without the executive directors being present on four occasions.

Table 1 on page 94 details the number of board and committee Governance meetings attended by each director during the year.

Effectiveness report

Composition

At the date of this report, the Board comprised the Chairman,

seven executive directors and eight independent non-executive directors. Governance

On 1 January 2012, Kai Nargolwala and Alistair Johnston joined the Board as non-executive directors. Kathleen O’Donovan

retired as a non-executive director on 31 March 2012. Harvey

McGrath retired as a director on 2 July 2012 and was succeeded as Chairman by Paul Manduca. Philip Remnant was appointed as the Senior Independent Director with effect from 1 January 2013.

The biographies of all current directors are set out on pages 88 to 92.

The Board, or the members in a general meeting, may appoint

directors up to a maximum total number of 20 as set out in the

Company’s Articles of Association. The removal and resignation of the Company’s directors is governed by the relevant provisions of the Companies Act 2006, the UK and HK Codes and the

Company’s Articles of Association.

96 Governance Prudential plc Annual Report 2012

Corporate governance continued

Terms of appointment for non-executive directors

Non-executive directors are usually appointed for an initial three-year term commencing with their election by shareholders at the first Annual General Meeting following their appointment by the Board and are subject to annual re-election by shareholders. Each appointment is reviewed towards the end of the three-year term against performance and the requirements of the Group’s businesses. The terms and conditions of all directors’ appointments are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting.

Non-executive directors are typically expected to serve for two terms of three years from their initial election by shareholders although the Board may invite them to serve for an additional period. Non-executive directors serving a third term are subject to rigorous annual review.

Re-election

Directors appointed to the Board since the 2012 Annual General Meeting will stand for election for the first time and, in accordance with the provisions of the UK Code, all other serving directors will offer themselves for re-election at the Annual General Meeting to be held on 16 May 2013. The Board believes that the non-executive directors bring a wide range of business, financial and international experience to the Board and its committees.

Succession planning

The Board is actively engaged in succession planning for both executive and non-executive roles to ensure that Board composition is regularly refreshed and that the Board retains its effectiveness at all times. This is delivered through an established review process that is applied across all businesses and covers both director and senior management succession and development and also through the work of the Nomination Committee as described more fully on page 103. The Board considers annually the outcome of the review and actions arising from the review are implemented as part of the management development agenda.

Diversity

The Group seeks, through its diversity policy, to encourage the recruitment and retention of talented women at all levels. Furthermore, the Board remains committed to inclusion in all its forms and believes that leading companies seek out, and not simply tolerate, diversity.

The inclusion of women extends to the Board and is an important consideration during searches for new Board members.

Prudential embraces the proposition that more women on boards would be advantageous to companies as well as to society at large. The Group remains duty-bound to recruit the best available talent, and although the Board does not endorse quotas, it does commit to having an increasing representation of women in senior positions in the Group and on the Board.

Independence

The independence of the non-executive directors is determined with reference to the UK and HK Codes. Prudential is required to affirm annually the independence of all non-executive directors under the Hong Kong Listing Rules and also the independence of its Audit Committee members under the Sarbanes-Oxley legislation. The Board has appropriate processes in place to manage any potential conflicts of interest.

Throughout the year the non-executive directors were considered by the Board to be independent in character and judgement and met the provisions for independence as set out in the UK and HK Codes. The Company has received confirmation of independence from each of the independent non-executive directors as required by the Hong Kong Listing Rules.

Paul Manduca succeeded Harvey McGrath as Chairman in July 2012 and is considered to have met the independence requirements of the UK Code on appointment. As the ongoing test of independence is not appropriate in relation to the Chairman under the UK Code, and to ensure a consistent approach in how the Chairman is described in all corporate communications, the Chairman has not been asked to provide confirmation of his independence for the purposes of the Hong Kong Listing Rules for the financial year 2012 and will not be asked to do so in future.

Keki Dadiseth and Barry Stowe serve as non-executive directors of ICICI Prudential Life Insurance Company Limited, an Indian company which is owned 26 per cent by Prudential. In addition, Keki serves, at Prudential’s request, as a non-executive director of ICICI Prudential Trust Limited, an Indian company which is owned 49 per cent by Prudential. The Board does not consider that these appointments in any way affect Keki’s status as an independent director of Prudential.

Alistair Johnston was a partner in the Company’s auditor, KPMG, from 1986 to 2010. However, he did not audit the Prudential Group and he no longer has any financial or other interest in KPMG. The Board does not consider that this former relationship with KPMG affects Alistair’s status as an independent director of Prudential.

Prudential is one of the UK’s largest institutional investors and the Board does not believe that this situation compromises the independence of those non-executive directors who are on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

Induction and development

The Group Company Secretary supports the Chairman in providing tailored induction programmes for new directors and ongoing development for all directors. On appointment all directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Board and its key committees and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. These sessions are facilitated through meetings with executive management and other senior members of the management team. Other areas addressed include the directors’ obligations under the different listing regimes, legal issues affecting directors of financial services companies, the Group’s governance arrangements and its investor relations programme, as well as its remuneration policies.

Throughout their period in office, directors are regularly updated on the Group’s businesses and the regulatory and industry-specific environments in which it operates as well as on their legal and other duties and obligations as directors where appropriate. The scope of these updates is reviewed in line with the requirements of the business and can be in the form of written reports to the Board, or presentations by senior executives or by external advisers where appropriate. In order to enhance their knowledge and effectiveness throughout their term in office, non-executive directors serving on key committees are updated regularly on matters specific to the relevant committee and receive presentations from senior executives on topics of interest to them.

Ongoing professional development was undertaken by all directors during 2012. This included a number of sector-specific and business issues as well as legal, accounting and regulatory changes and developments, and covered an update on key changes applicable to companies listed on the Hong Kong Stock Exchange. A number of business unit chief executive officers together with relevant senior executives gave presentations to the Board during the course of the year on the challenges and opportunities currently faced by their business unit. In addition, senior managers within certain head office functions presented to the Board on the key issues currently facing their function and directors received briefings on Solvency II. Members of the Audit Committee have the option to attend meetings of the business unit audit committees to aid their understanding of topical matters of interest to them and how they are handled by the Group.

Non-executive directors have also received updates and briefings relevant to their duties as directors of a company listed on the Hong Kong Stock Exchange.

Corporate governance Prudential plc Annual Report 2012 97

Performance evaluation

In respect of 2011, there was a formal and rigorous review of the Board, its Committees and their effectiveness which was

undertaken by an external consultancy. Areas of improvement

were identified and good progress was made against these

during the course of 2012.

In respect of 2012, the review was carried out internally and was facilitated by the Group Company Secretary. The review

was conducted using a combination of face-to-face meetings and questionnaires, and the findings will be presented to the Board in March 2013. Opportunities to improve Board performance

will be documented and an action plan for 2013 agreed.

The performance of the non-executive directors and the Group

Chief Executive is evaluated by the Chairman in individual

meetings. The Senior Independent Director leads the

non-executive directors in a performance evaluation

of the Chairman.

Executive directors are subject to regular review and the Group

Chief Executive individually appraises the performance of each of the executive directors as part of the annual Group-wide

performance evaluation of all staff.

Governance

Conflicts of interest

report

Directors have a statutory duty to avoid conflicts of interest with the Company. The Company’s Articles of Association allow the directors to authorise conflicts of interest and the Board has adopted a policy and effective procedures to manage and, where appropriate, approve conflicts or potential conflicts of interest.

Governance

Under these procedures directors are required to declare all directorships or other appointments to companies which are not part of the Group as well as other situations which could result in conflicts or could give rise to a potential conflict. The Nomination

Committee, or the Board where appropriate, evaluates and

approves each such situation individually where applicable.

Directors’ interests

Individual directors’ interests are set out on page 133 of the

Directors’ remuneration report.

98 Governance Prudential plc Annual Report 2012

Corporate governance continued

External appointments

Directors may hold directorships or other significant interests in companies outside the Group which may have business relationships with the Group.

Non-executive directors may serve on a number of other boards provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of our non-executive directors are detailed in their biographies set out on pages 90 to 92.

Executive directors may accept external directorships and retain any fees earned from those directorships subject to prior discussion with the Group Chief Executive and always provided this does not lead to any conflicts of interest. In line with the UK Code, executive directors would be expected to hold no more than one non-executive directorship, nor the chairmanship, of a FTSE 100 company. Some of our executive directors hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included in the Directors’ remuneration report on page 131 and major commitments of our executive directors are detailed in their biographies on pages 88 to 90.

Directors’ indemnities and protections

Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Prudential Group. Protection for directors, and certain senior managers, of companies within the Group, against personal financial exposure which may be incurred in their capacity as such, is also provided. These include qualifying third party indemnity provisions (as defined by the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2012 and remain in force.

In addition, the Articles of Association of the Company permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

Accountability

Internal control and risk management

The Board has overall responsibility for the system of internal control and risk management and for reviewing its effectiveness. The framework setting out the Group’s approach to internal control, risk management and corporate responsibility comprises the following:

Group governance framework: Documents the Group’s internal control policies and processes in an online manual, including the Group’s risk framework, code of business conduct and detailed policies on key operational and financial risks. Business units are also required to follow any additional processes necessary to comply with local statutory and regulatory requirements.

Group risk framework: Provides an overview of the Group-wide philosophy and approach to risk management and sets out the key risk management processes which support the Group’s compliance with internal, statutory and regulatory requirements.

Corporate responsibility framework: Provides an overview of the Group-wide philosophy and approach to corporate responsibility; supports the Group’s commercial focus and the increasing challenges faced including changes in stakeholder expectations. A key element is the Group Code of Business Conduct which sets out the ethical standards the Board requires of itself, employees, agents and others working on behalf of the Group, in their dealings with employees, customers, shareholders, suppliers, and competitors, in the wider community and in respect of the environment.

The governance framework principally relates to the operational management of the Group’s businesses and includes pre-determined authority limits delegated by the Board in respect of matters which are necessary for the effective day-to-day running and management of the business.

The system is regularly reviewed and complies with the UK and HK Codes, as well as the relevant provisions of Sarbanes-Oxley. In complying with the UK Code, the Group follows the 2005 Turnbull Guidance relating to the sections of the Code dealing with risk management and internal control. The Board reviewed the effectiveness of the system of internal control in February 2013, covering all material controls, including financial, operational and compliance controls, risk management systems and the adequacy of the resources, qualifications and experience of staff of the Group’s accounting and financial reporting function. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives and gives reasonable, but not absolute, assurance. The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout the period and up to the date of this report.

Corporate governance Prudential plc Annual Report 2012 99

The chief executive and chief financial officer of each business unit, as well as the senior management in Group Head Office,

annually certify compliance with the Group’s governance,

internal control and risk management requirements. The risk

management function reviewed any matters identified by the

certification process, and also assessed the risk and control issues that arose and were reported during the year. This

included routine and exception-based risk reporting, matters identified and reported by other Group Head Office oversight functions and the findings from the work of the internal audit function, which executes risk-based audit plans throughout

the Group. The results were reported to and reviewed by the

Audit Committee.

In line with the Turnbull Guidance, the certification provided above does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group’s

interests. However, the relevant Group company which is party to the joint venture must, in respect of any services it provides in support of the joint venture, comply with the requirements of the Group’s internal governance framework.

The Business Review provides further detail on Prudential’s

risk appetite and exposures on pages 68 to 78 and corporate

responsibility activities on pages 79 to 85.

Further details on the procedures for the management of risk and the systems of internal control operated by the Group are given in the section on Risk Governance on pages 105 and 106.

The internal control and risk management systems described

above and also under the sections on Risk Governance on page 105 and the Audit Committee on page 101, cover the Company’s

financial reporting process and the Group’s process for the

preparation of consolidated financial statements.

Committees

The Board has established Audit, Remuneration, Nomination and

Risk Committees as principal standing committees of the Board.

Each committee has written terms of reference which are kept under regular review. These committees are key elements of the

Group’s corporate governance framework and reports on each committee are included below.

Governance

report

Prudential plc

Board of directors Governance

Audit Committee Remuneration Committee Risk Committee Nomination Committee

Group Chief Executive

Group Executive Committee

Management Committees

Our committee structure

[Graphic Appears Here]

The Committee’s responsibilities consist of oversight over financial reporting, the effectiveness of the internal control systems and monitoring auditor independence. Its duties include gaining assurance on the control over financial processes and the integrity of the Group’s financial reports, monitoring the performance, objectivity and independence of the external auditor, reviewing the work of the internal auditor and providing oversight to the Group Compliance function.

During 2012, the Audit Committee continued to focus on ensuring the Group’s financial reporting remained clear, robust and informative, and continued to work closely with the Risk Committee to ensure an integrated approach to risk assurance and risk management was achieved. The Committee met regularly with the Group-wide Internal Audit Director and the Audit Partner from the external auditor.

The principal responsibilities of the Committee are to: monitor the integrity of the financial statements, including the review of half and full-year results, the annual report and accounts and other significant financial announcements and review the critical accounting policies and key judgmental areas contained therein; monitor the framework and effectiveness of the Group’s systems of internal control, including the Turnbull compliance statement and Sarbanes-Oxley procedures; monitor auditor independence and the external auditor’s plans and audit strategy, the effectiveness of the external audit process, the external auditor’s qualifications, expertise and resources, and make recommendations for the re-appointment of the external auditor; review the internal audit plan and resources, and monitor the audit framework and effectiveness of the internal audit function; monitor the effectiveness of compliance processes and controls, and performance against the Group Compliance Plan; review the anti-money laundering procedures in place, as well as the review of procedures operated for handling allegations from whistleblowers; and review the effectiveness of the business unit audit committees.

The Audit Committee has received balanced and timely information over the course of the year which has enabled it to provide effective oversight of the Group’s key financial reporting risks and internal controls.

Membership

The Audit Committee (the Committee) is comprised of the independent non-executive directors as set out below:

Ann Godbehere (Chairman)

Sir Howard Davies

Alistair Johnston

Paul Manduca (to 2 July 2012)

Kathleen O’Donovan (to 31 March 2012)

Philip Remnant (from 1 January 2013)

The membership is selected to provide a broad range of financial, commercial and other experience relevant to meet the Committee’s objectives.

In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group and to the services of the Group-wide Internal Audit Director and the Group Company Secretary. The Committee may also seek external professional advice at the Company’s expense.

The Board has determined that Ann Godbehere, the Committee Chairman, has recent and relevant financial experience in respect of the financial reporting period under review and for the purposes of the UK Code and the Hong Kong Listing Rules. In March 2012, the Board designated Ann Godbehere as its audit committee financial expert for Sarbanes-Oxley Act purposes. This will be reviewed during 2013 in conjunction with the publication of Form 20-F.

Full biographical details of the members of the Committee are set out on pages 88 to 92.

Meetings

The Committee meets at least five times a year and gives consideration to the financial statements of the Group and the Group’s system of internal control, as well as its internal and external audit providers. The Chairman of the Committee is a member of the Risk Committee and works closely with that committee in fulfilling the Audit Committee’s responsibilities.

By invitation, the Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer and the Group General Counsel, as well as other senior staff from the Group finance, internal audit, risk, compliance and security functions attended the meetings to contribute to the discussions relating to their respective areas of expertise. The lead and other partners of the external auditor also attended the meetings.

During 2012, the Committee held 12 scheduled meetings and details of Committee members’ attendance is set out on page 94.

A detailed forward agenda has been in operation for a number of years and is reviewed and updated regularly to ensure all matters for which the Committee is responsible are addressed at the appropriate time of year.

Corporate governance Prudential plc Annual Report 2012 101

The Committee also received in-depth presentations on a range of topics and received the minutes of both the Disclosure Committee and the Assumptions Approval Committee. Further information on the Disclosure Committee appears under the heading 'US corporate governance and regulations' on page 109. The Assumptions Approval Committee reviews the economic assumptions to be used for EEV reporting, business planning, forecasting and the IAS 19 valuation of the three UK defined benefit pension schemes. Further information on risk governance appears on pages 105 and 106 respectively.

The Committee Chairman reported to the Board on matters of particular significance after each meeting and the minutes were circulated to all Board members. The terms of reference for the Committee are kept under regular review and are updated where required. A copy of these can be found on the Company's website.

The Committee recognises the need to meet without the presence of executive management. Such sessions were held with the external auditor in July and October 2012, and with the internal auditor in July 2012. At all other times management and auditors had open access to the Chairman and the Committee.

Financial reporting

The Committee is regularly briefed by management on developments in International Financial Reporting Standards and focussed on the critical accounting policies and practices as part of its review of financial statements prior to recommending their publication to the Board. The Committee also reviewed any changes or decisions requiring a major element of judgement, unusual transactions, clarity of disclosures, significant audit adjustments (of which there were none in 2012), the going concern assumption, compliance with accounting standards, and compliance with obligations under applicable laws, regulations and governance codes.

Confidential reporting

A standing agenda item of the Committee is to review a report on the use of the confidential reporting procedures, which are available to employees to enable them to communicate confidentially, and anonymously if they so wish, on matters of concern and actions taken in response to these communications.

No material control implications were raised through these procedures during the year.

Business unit audit committees

Every business unit has its own audit committee which provides oversight to the respective business unit and reports any relevant matters to the Committee. The members and chairmen are comprised primarily of senior management who are independent of the respective business unit. The minutes of these committees are reported regularly to the Committee and their meetings are attended by senior management of the respective business unit, including the business units' heads of finance, risk, compliance and Group-wide internal audit.

Business unit audit committees have adopted standard terms of reference across the Group with minor variations to address local requirements or particular requirements of the business. The terms of reference of those committees were reviewed during the year and all include escalation of significant matters to the Committee, recommendations for approval of the business unit internal audit plans and overseeing the adequacy of internal audit resources. During the year the business unit audit committees reviewed their respective internal audit plans, resources and the results of internal audit work, and both external and internal auditors were able to discuss any relevant matters with the Chairman and members of the Committee as required.

Effectiveness of business unit audit committees

Group-wide Internal Audit has reviewed the effectiveness of each business unit audit committee using an established evaluation tool. The evaluation comprises an annual review questionnaire which is divided into specific areas for appraisal and a walk through of each committee's terms of reference, assessing whether these are appropriate for the business unit and if the committee has fulfilled its responsibilities under the terms. A memorandum summarising the findings of the review, as well as any action points, is compiled for each business unit audit committee.

The findings were reviewed by the Group-wide Internal Audit business unit audit director in conjunction with the Chairman and discussed by the respective business unit audit committees. In addition, the Chairman of each business unit audit committee has confirmed that, in their opinion, the current members have the appropriate balance of skills, knowledge and expertise to oversee the relevant business unit.

On completion of the review, Group-wide Internal Audit concluded that the overall arrangements for the business unit audit committees remained appropriate for the nature and purpose of each business unit and that each business unit audit committee continued to meet the responsibilities as set out in their respective terms of reference.

Internal control and risk management

The Committee reviewed the Group's statement on internal control systems prior to its endorsement by the Board.

Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group undertakes an annual assessment of the effectiveness of internal control over financial reporting. Further details are provided below.

Group-wide Internal Audit

The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the UK and HK Codes, as well as the Sarbanes-Oxley Act, and provides independent assurance on the Group's processes of identification and control of risk. Each of the Group's business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by the business unit audit committees. Total approved internal audit headcount across the Group was 148 at 31 December 2012. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Chief Financial Officer.

Governance report Governance

102 Governance Prudential plc Annual Report 2012

Corporate governance continued

The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of which are carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. A further external effectiveness review of Group-wide Internal Audit was undertaken in quarter four 2012, the findings of which were reported to the Committee in detail in February 2013. The purpose of the review was to ensure that the activities and resources of internal audit continue to be effectively organised to support the oversight responsibilities of the Committee. The review, performed by PriceWaterhouseCoopers, confirmed that Group-wide Internal Audit continued to remain in general conformance with the Institute of Internal Auditors (IIA) International Standards with no material exceptions and demonstrated a noted enhancement of GwIA processes and practices, since the last review in 2011.

The Committee approved the Group-wide Internal Audit annual audit plan of assurance work to be undertaken during 2013.

Group Compliance

The Committee receives regular reports from Group Compliance, who are responsible for assessing the risks posed to the Group as a result of non-compliance with relevant regulations, including those in respect of anti-money laundering and sanctions. Each business unit has its own compliance function, and the role of Group Compliance is to assess the effectiveness of these functions, as well as to provide oversight and support in the identification, mitigation and reporting of regulatory risks arising from both current business activities and from changes in the regulatory environment.

During 2012, the Committee reviewed and approved the target operating model, as well as the plan of work to be undertaken by Group Compliance during 2013.

External audit

The Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group has established an Auditor Independence Policy which ensures that the independence and objectivity of the external auditor is not impaired. The four key principles of the policy underpin the provision of non-audit services by the external auditor, namely that the auditor should not audit its own firm's work, make management decisions for the Group, have a mutuality of financial interest with the Group, or be put in the role of advocate for the Group.

All services provided by the auditor under this policy are provided in accordance with a pre-approved budget and are reviewed by the Committee and approved where necessary. The Committee regularly reviews and updates the policy to ensure alignment with the latest standards and best practice in establishing, maintaining and monitoring auditor independence and objectivity.

Fees payable to the auditor

For the year ended 31 December 2012 the Committee approved fees payable of £14.3 million to its auditor, KPMG Audit Plc. Within this total, the Committee approved fees payable of £2.6 million to KPMG for services not related to audit work which accounted for 18 per cent of total fees payable to the external auditor in the year. In accordance with the Group's Auditor Independence Policy, all services were approved prior to work commencing and each of the non-audit services was confirmed to be permissible for the external auditor to undertake as defined by the Sarbanes-Oxley Act. The Committee reviewed the non-audit services provided to the Group by KPMG at regular intervals during 2012. These included tax services, due diligence services, attestation reports on internal controls not required by legislation, agreed-upon procedures, other reports, certifications and examinations required by regulators, risk and compliance work, advising on accounting standards and regulatory rules and provision of comfort letters. A summary of fees payable to the auditor for the year ended 31 December 2012 is provided in note I6 to the Group financial statements.

Auditor performance and independence

The Committee assessed the performance, as well as the independence and objectivity, of the external auditor and the effectiveness of the audit process. The review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group Finance.

The Committee also reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005 the Committee has annually considered the need to re-tender the external audit service and it again considered this in February 2012, concluding that there was nothing in the performance of the auditor which required a change.

In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, the lead audit partner who was appointed by KPMG Audit Plc in 2007, was replaced by a new lead audit partner in respect of the 2012 financial year.

Following its review of the external auditor's effectiveness and independence, the Committee has recommended to the Board that KPMG Audit Plc be re-appointed as auditor of the Company and a resolution for the re-appointment of KPMG Audit Plc as auditor of the Company will be put to a shareholder vote at the Annual General Meeting on 16 May 2013.

Review of Committee effectiveness

The effectiveness of the Committee was reviewed as part of the internally facilitated review of the Board and its committees. The findings will be discussed by the Board in March 2013.

The Committee is satisfied, taking into account the findings of the internal review, that it had been operating as an effective audit committee throughout the year. Further reviews of the effectiveness of the Committee will be undertaken regularly and will, from time to time, be conducted by external consultants.

Corporate governance Prudential plc Annual Report 2012 103

Nomination Committee report

Paul Manduca
Chairman of the Nomination Committee



The Nomination Committee plays a leading role in assessing the balance of skills and experience on the Board and the Group's principal committees. The Committee identifies the roles and capabilities required to meet the demands of the business and, with due regard to diversity, ensures that suitable succession planning is in place. Candidates continue to be considered on merit against specific criteria determined by the Committee.

The Committee also reviews conflicts of interest or potential conflicts of interest raised by directors between Board meetings and for prospective Board members. In cases where there might be an actual or potential conflict of interest the Committee has powers to authorise any such actual or potential conflict situation on behalf of the Board, imposing any terms and conditions it deems appropriate, or to make recommendations to the Board as to whether the conflict or potential conflict should be authorised and if any specific terms should be included in the authorisation.

During 2012, the Committee, under the leadership of Lord Turnbull, led the search for a new Chairman and, once the Chairman had been appointed, embarked on the search for a Senior Independent Director led by the Chairman.

The principal responsibilities of the Committee are to:

- review the size, structure and composition of the Board, including the skills, knowledge, experience and diversity of Board members, and make recommendations to the Board with regard to changes;
- identify and nominate candidates for appointment to the Board, based on merit and against objective criteria;
- make recommendations to the membership of the audit, risk, remuneration and nomination committees in consultation with the Chairmen of those committees; and
- consider and, where necessary, authorise any actual or potential situational conflicts, upon such terms and conditions as the Committee considered appropriate, arising out of a proposed new appointment, the changed circumstances of an existing appointment or that of a director's connected person.

The Committee will continue to review the time commitment required from each of our non-executive directors and, going into 2013, the Committee will continue to review and refresh the skills required to pursue our strategic objectives successfully.

Membership

The Nomination Committee (the Committee) is comprised of the Chairman and the independent non-executive directors as set out below:

- Harvey McGrath (Chairman to 2 July 2012)
- Paul Manduca (Chairman from 2 July 2012)
- Sir Howard Davies (from 2 July 2012)
- Ann Godbehere (from 2 July 2012)
- Kathleen O'Donovan (to 31 March 2012)
- Philip Remnant (from 1 January 2013)
- Lord Turnbull

In performing its duties, the Committee has access to the services of the Group Company Secretary. The Committee may also seek external professional advice at the Company's expense.

Full biographical details of the members of the Committee are set out on pages 88 to 92.

Meetings

The Committee meets at least twice a year to consider the Board composition and membership of the principal Committees and to consider the suitability of all directors standing for re-election at the AGM. In addition, the Committee meets to consider candidates for appointment to the Board. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings. By invitation, the Group HR Director also attends the meetings.

The Committee met on nine occasions during 2012 and details of Committee members' attendance is set out on page 94.

As part of the process for appointing any new director, the Committee gives consideration to the balance of skills, experience and knowledge on the Board and, in light of this evaluation, prepares a description of the role and capabilities required for a particular appointment, as well as the expected time commitment. Appointments are made based on merit, against objective criteria set by the Committee.

The focus of the Committee during the year was the search for a new Chairman and a replacement for the role of the Senior Independent Director. Harvey McGrath, the retiring Chairman, was not involved in the selection or appointment of the new Chairman, a process which was led by Lord Turnbull. Once this appointment had been made, the Committee, led by Paul Manduca, initiated the process for finding a Senior Independent Director. The Committee used the services of Spencer Stuart, Korn Ferry International and Ridgeway Partners, executive search agencies to facilitate both of these searches. None of these firms undertook any other significant projects for the Group.

The effectiveness of the Committee was reviewed as part of the internally facilitated review of the Board and its committees. The findings will be discussed by the Board in March 2013.

The Chairman reported to the Board on matters of particular significance after each meeting. The terms of reference for the Committee are kept under regular review and are updated where required. A copy of these can be found on the Group's website.

Governance report Governance

104 Governance Prudential plc Annual Report 2012

Corporate governance continued

Risk Committee report

**Sir Howard Davies
Chairman of the
Risk Committee**



The Risk Committee continued its work during 2012 with the specific objectives of furthering the in depth understanding of the risks facing the business and enhancing the risk reporting framework with a view to ensuring that the various stakeholders received both timely and suitable information around risk exposures.

The Committee provides leadership, direction and oversight in relation to the Group's overall risk appetite and tolerance and the risk management framework. Oversight of the framework includes reviewing the Group's risk policies and standards, supporting risk limits, methodologies adopted and the processes and controls in place for assessing the Group's risks. During the year the Committee carried out an in depth review of a number of policies and other components forming part of the overall Group Risk Framework and recommended improvements to the Board, providing effective oversight with regard to the Group's risk appetite, tolerance and risk management framework. The Committee also provides oversight in respect of the Group Chief Risk Officer's responsibilities.

The principal responsibilities of the Committee are to:

- review the Group risk, capital and liquidity management framework, as well as the Group's risk appetite, its risk policies and standards, including the parameters used and methodologies and processes adopted for identifying and assessing risks;
- review the material and emerging risk exposures of the Group, including market, credit, insurance, operational, liquidity and economic and regulatory capital risks as well as regulatory and compliance matters;
- oversee the Group's processes and policies for determining risk tolerance and reviewing management's measurement and effectiveness of the Group's risk tolerance levels;
- receive and review Group-wide Internal Audit reports on the risk management function;
- assist the Board in reviewing the risks inherent in the business plans; and
- provide qualitative and quantitative advice to the Remuneration Committee on risk weightings applied to performance objectives incorporated in executive remuneration and evaluate whether the remuneration approach for senior executives was positioned within the Group's overall risk appetite framework.

The Committee also continued to build synergies with the Audit Committee, to ensure that areas of overlap were managed appropriately.

Membership

The Risk Committee (the Committee) is comprised of the independent non-executive directors as set out below:

- Sir Howard Davies *(Chairman)*
- Ann Godbehere
- Kai Nargolwala
- Lord Turnbull

In performing its duties, the Committee has access to the Group Chief Risk Officer and the services of the Group Company Secretary. The Committee may seek external professional advice at the Company's expense.

Full biographical details of the members of the Committee are set out on pages 91 to 92.

Meetings

The Committee meets at least four times a year to consider the Group's risk appetite and provide oversight to the management of risk within the Group. The Chairman of the Committee is a member of the Audit Committee and works closely with that committee in fulfilling the Risk Committee's responsibilities.

The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer, Group-wide Internal Audit Director, the Group General Counsel and the Group Risk Directors are invited to attend the meetings.

During 2012, the Committee held five scheduled meetings and details of Committee members' attendance is set out on page 94.

The Committee undertook the identification and comprehensive analysis of the Group's key risks and approved the enhancements to the management information provided to the Group Risk Committees and the Board. The Committee further received presentations from certain of the business units on the particular risks inherent in those businesses, as well as the systems and controls in place to monitor and manage those risks. The Committee approved and subsequently reviewed the process for approving large credit risk exposures; it also approved a framework which provides separate limits for global counterparties in respect of counterparty risk exposures. The Committee also reviewed the Group-wide risk appetite framework, including risk appetite statements and limits by risk type. The Committee worked closely with the Audit Committee to ensure any risk assurance relevant to financial reporting was referred to the Audit Committee and with the Remuneration Committee on providing input in respect of risk adjustment measures for the executive remuneration policy. In addition, the role of the Committee includes responding to the needs of the business and carrying out reviews of specific areas of risk as they arise. The Committee worked closely with management and the Group-wide Internal Audit Director during the year and assisted the Board by providing oversight over requests for specific risk assessments.

The Chairman reviewed the work of the Committee and the Group's risk framework as part of the ongoing dialogue with the regulator.

The effectiveness of the Committee was reviewed as part of the internally facilitated review of the Board and its committees. The findings will be discussed by the Board in March 2013.

The Committee Chairman reported to the Board on matters of significance after each meeting. The terms of reference for the Committee are kept under regular review and are updated where required. A copy of these can be found on the Group's website.

Risk governance Prudential plc Annual Report 2012 105

Risk governance

Principles and objectives

Risk is defined as the uncertainty that Prudential faces in

successfully implementing its strategies and objectives.

This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

The control procedures and systems established within the

Group are designed to manage rather than eliminate the risk

of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material

misstatement or loss and focus on aligning the levels of

risk-taking with the achievement of business objectives.

Material risks will only be retained where this is consistent with

Prudential’s risk appetite framework and its philosophy towards risk-taking. The Group’s current approach is to retain such risks where doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome, and has

the necessary capabilities, expertise, processes and controls to appropriately manage the risk.

In keeping with this philosophy, the Group has five objectives for risk and capital management which are as follows:

Framework: to design, implement and maintain a capital

management and risk oversight framework, which is consistent with the Group’s risk appetite and philosophy towards risk taking;

Monitoring: to establish a ‘no surprises’ risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers;

Control: to implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate,

and to manage the response to potentially extreme events;

Communication: to effectively communicate the Group risk,

capital and profitability position to both internal and external stakeholders; and

Culture: to foster a risk management culture, providing quality assurance and facilitating the sharing of best practice.

Governance

Diagram 1: Group level framework report

Board

Board Governance

Nomination Committee Remuneration Committee Risk Committee Audit Committee

1st line of defence 2nd line of defence 3rd line of defence

Executives

Group CEO

GEC GERC

[Graphic Appears Here]

Board-level Committees Direct Reporting Line GEC Group Executive Committee

Executive personnel Regular Communication BSCMC Balance Sheet & Capital Management Committee

Exec / Management Committees and Escalation GERC Group Executive Risk Committee

GHO Functions TAC Technical Actuarial Committee

GCRC Group Credit Risk Committee

GORC Group Operational Risk Committee

GCC Group Compliance Committee

STOC Solvency II Technical Oversight Committee

106 Governance Prudential plc Annual Report 2012

Risk governance continued

Prudential’s risk governance framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk taking and management, risk control and oversight and independent assurance.

Diagram 1 on page 105 outlines the Group-level framework.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Risk Committee to assist in providing leadership, direction and oversight in respect of the Group’s signifi cant risks, and with the Group Chief Executive and the chief executives of each of the Group’s business units.

Risk management

Risk taking and the management thereof forms the fi rst line of defence and is facilitated through both the Group Executive Committee (GEC) and the Balance Sheet and Capital Management Committee (BSCMC).

The GEC is comprised of the chief executives of each of the Group’s major business units, as well as a number of functional specialists, and supports the Group Chief Executive in the executive management of the Group.

The BSCMC is comprised of functional specialists and supports the Chief Financial Offi cer in the management of the Group’s balance sheet, as well as providing oversight to the activities of Prudential Capital, which undertakes the treasury function for the Group.

Risk oversight

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees, chaired by either the Chief Financial Offi cer or the Group Chief Risk Offi cer, which monitor and keep risk exposures under regular review. These committees are as follows:

Group Executive Risk Committee: the committee meets monthly to oversee the Group’s risk exposures, including market, credit, liquidity, insurance and operational risks, and also monitors the Group’s capital position;

Group Credit Risk Committee: the committee reports directly to the Group Executive Risk Committee and meets monthly to review the Group’s investment and counterparty credit risk positions;

Group Operational Risk Committee: the committee meets quarterly to oversee the Group’s operational risk exposures. The committee reports directly to the Group Executive Risk Committee;

Solvency II Technical Oversight Committee: the committee normally meets ten times per year to provide ongoing technical oversight and advice to the Board and executive in respect of their duties with regard to the Group’s Internal Model. The committee reports to the Group Executive Risk Committee;

Technical Actuarial Committee: the committee reports to the Group Executive Risk Committee and usually meets monthly to set the methodology for valuing Prudential’s assets, liabilities and capital requirements under Solvency II and the Group’s internal economic capital basis; and

Group Compliance Committee: the committee reports to the Group Executive Risk Committee and meets every two months to oversee the effectiveness of risk and capital management for all fi nancial and non-fi nancial risks faced by the Group and has responsibility to consider Group-wide regulatory compliance risks and controls.

The Group-level risk committees are supported by the Group Chief Risk Offi cer, with functional oversight provided by Group Security, Group Compliance and Group Risk. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group’s staff, physical assets and intellectual property. Group Compliance provides verifi cation of compliance with regulatory standards and informs the Board, as well as the Group’s management, on key regulatory issues affecting the Group. Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential’s risk appetite that protects and enhances the Group’s embedded and franchise value.

Independent assurance

The third line of defence comprises the Group-wide Internal Audit function, which provides independent and objective assurance to the Board, GEC, Audit and Risk Committees on the overall effectiveness of risk management, control and governance processes across the Group.

Reporting

The Risk Committee is provided with regular reports on the activities of the risk function and, where it affects the results of the assurances under the Turnbull compliance statement, the Audit Committee also receives appropriate reporting from the same function. Reports to the Risk Committee include information on the activities of the Group Executive Risk Committee, the Group Operational Risk Committee, the Group Credit Risk Committee, the Solvency II Technical Oversight Committee, the Technical Actuarial Committee and the Group Compliance Committee, as well as reports from Group-wide Internal Audit.

The Group’s capital position and overall position against risk limits are reviewed regularly by the Group Executive Risk Committee, the Group Risk Committee and the Board. Key economic capital metrics, as well as risk-adjusted profi tability information, are included in the business plans which are reviewed by the Group Executive Risk Committee, the Group Risk Committee and the Board.

Routine internal reporting by the business units vary according to the nature of the business, with each business unit responsible for ensuring that its risk reporting framework meets both the needs of the respective business unit and the standards set by the Group Risk function. Clear escalation criteria and processes are in place for the timely reporting of risks and incidents by business units to the various Group-level risk committees and, where appropriate, the Board.

Each business unit reviews the risks inherent in their business operations as part of the annual preparation of their business plan, and subsequently, these opportunities and risks are regularly reviewed against business objectives with Group Risk. The impact of large transactions or divergences from the agreed business plan are also reviewed and reported by Group Risk.

Remuneration

The report on the responsibilities and activities of the Remuneration Committee can be found in the Directors’ remuneration report, which is set out on pages 113 to 143.

Risk governance/ Re elations with sharehol olders Prudential plc Annual Report 2012 107

Relations with shareholders

Communication with shareholders

Being a major institutional investor, the Company is very aware of the importance of maintaining good relations with its shareholders, as well as with its debt investors. Discussions are held regularly with major shareholders and a programme of meetings took place throughout the year. In addition, Prudential regularly holds a conference for investors to provide further insight on selected areas of the business. In 2012, the conference was held in New York during November.

The latest analysts’ and brokers’ reports on the Company and the sector are circulated regularly to Board members to develop further their knowledge and understanding of external views about the Company. The Chairman and the non-executive directors also provided feedback to the Board on topics raised with them by major shareholders. Major shareholders and debt investors are welcome to meet with newly appointed directors, or any of the directors generally.

The Group maintains a corporate website containing a wide range of relevant information for private and institutional investors, including the Group’s fi nancial calendar. The shareholder information section on pages 396 and 397 contains further details which may be of interest to shareholders.

Annual General Meeting

The Annual General Meeting will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on

16 May 2013 at 11.00am.

The Annual General Meeting is an important forum for both institutional and private shareholders and the Company encourages all its shareholders to vote. Shareholders are given the opportunity during annual general meetings to put questions to the Board on matters relating to the Group’s operations and performance.

The Company has continued its practice of calling a poll on all resolutions and the voting results, including all proxies lodged prior to the meeting, are displayed at the meeting and published on the Company’s website. This practice provides shareholders present with suffi cient information regarding the level of support and opposition to each resolution and ensures all votes cast either at the meeting or through proxies are included in the result.

Details of the 2012 AGM, including the major items discussed at the meeting and the results of the voting, can be found on the Company’s website. All directors in offi ce at the time of the Annual General Meeting held on 17 May 2012 attended the AGM, with the exception of Michael Garrett, who was unable to do so due to a prior commitment.

In accordance with the relevant legislation, shareholders holding

5 per cent or more of the fully paid up issued share capital of the

Company, are able to require the directors to hold a general meeting. If the shareholders’ request identifies a resolution to be moved at the meeting, the resolution must be included in the notice of meeting. Where such a request has been duly lodged with the Company, the directors are obliged to call a general meeting within 21 days of becoming subject to the request and must set a date for the meeting not more than 28 days from the date of the issue of the notice. Shareholders can also require the

Company to circulate a statement of not more than 1,000 words on the subject matter of the resolution. Shareholders need not cover the costs of circulating such statements where the requests relate to the annual general meeting of a public company and provided sufficient requests to require the circulation are

received prior to the financial year end preceding the meeting.

Written shareholder requests should be addressed to the Group

Company Secretary at the registered office.

Company constitution

The Company is governed by the Companies Act 2006, other

applicable legislation and regulation as well as by provisions of

Governance

its Articles of Association. The Memorandum and Articles of

Association are available on the Group’s website.

report

Any change to the Articles must be approved by special

resolution of the shareholders in accordance with the provisions of the Companies Act 2006. There were no changes to the

Company’s constitutional documents during 2012.

Governance

Share capital

The Company’s issued share capital as at 31 December 2012,

which is set out in note H11 on page 287, consisted of

2,557,242,352 (2011: 2,548,039,330) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. Subject to applicable local securities law, the Company’s shares may be registered on the main register in the UK or the Company’s branch registers in

Ireland or Hong Kong. The number of accounts on the share

register at 31 December 2012 was 60,522 (2011: 63,338).

The Company also maintains secondary listings on the New York

Stock Exchange in the form of American Depositary Receipts

which are referenced to ordinary shares on the main UK register,

under a depositary agreement with J.P. Morgan, and on the

Singapore Stock Exchange in the form of interests in shares,

which are referenced to the shares on the Hong Kong register under a depository agreement with the Central Depository (Pte)

Limited (the ‘CDP’).

The Company has maintained a sufficiency of public float

throughout the reporting period as required by the Hong Kong

Listing Rules.

A number of dividend waivers are in place and these relate to shares issued but not allocated under the Group’s employee

share plans. These shares are held by the Trustees and will, in due course, be used to satisfy requirements under the Group’s employee share plans.

108 Governance Prudential plc Annual Report 2012

Relations with shareholders continued

Rights and obligations

The rights and obligations attaching to the Company’s shares are set out in full in the Company’s Articles of Association. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote except that if a proxy is appointed by more than one member, the proxy has one vote for and one vote against if instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution.

Where, under an employee share plan operated by the Company, participants are the benefi cial owners of the shares but not the registered owners, the voting rights are normally exercisable by the registered owner in accordance with the relevant plan rules. Trustees may vote at their discretion, but do not vote on any unawarded shares held as surplus assets.

As at 12 March 2013, Trustees held 0.34 per cent of the issued share capital of the Company under the various plans in operation.

Rights to dividends under the various schemes are set out in note I4 on page 308.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and transfer is not restricted except that the directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Services Authority, and any successor organisation, and the Hong Kong Stock Exchange, as well as Prudential’s own share dealing rules, whereby directors and certain employees of the Company require the approval of the Company to deal in the Company’s ordinary shares.

Some of the Company’s employee share plans include restrictions on transfer of shares while the shares are subject to the plan. All directors are required to obtain a number of qualifi cation shares within one year of appointment, which they would also be expected to retain under guidelines approved by the Board and as described on page 129 of the Directors’ remuneration report.

Signifi cant shareholdings

The Company had received notifi cation of interests in the shares of Prudential plc as at 31 December 2012 and in accordance with Rule 5.1.2 R of the Disclosure and Transparency Rules of the Financial Services Authority, from Legal & General Group plc of

3.99 per cent, from Norges Bank of an interest in 4.03 per cent, from BlackRock, Inc. of an interest in 5.08 per cent and from Capital Group International Inc., of an interest in 10.39 per cent. No further notifi cations have been received between the end of 2012 and the date of this report.

Authority to issue shares

The directors require authority from shareholders in relation to the issue of shares by the Company. Whenever shares are issued the Company has to offer the shares to existing shareholders pro rata to their holdings unless it has been given authority by shareholders to issue shares without offering them fi rst to existing shareholders. The Company seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount and to issue up to 5 per cent of its issued share capital without observing pre-emption rights, in line with relevant regulations and best practice. Dis-application of statutory pre-emption procedures is also sought for rights issues. The Company’s existing authorities to issue shares and to do so without observing pre-emption rights are due to expire at the end of this year’s Annual General Meeting. An ordinary resolution and a special resolution to approve the renewal of these authorities respectively will be put to shareholders at the Annual General Meeting on 16 May 2013.

Details of shares issued during 2012 and 2011 are given in note H11 on page 287.

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange, the Company confi rms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

Authority to purchase own shares

The directors also require authority from shareholders in relation to the purchase of own shares by the Company. The Company seeks authority by special resolution on an annual basis for the buyback of its own shares in accordance with the relevant provisions of the Companies Act 2006 and other related guidance. The Company has not made use of that authority since it was last granted at its Annual General Meeting in 2012. This existing authority is due to expire at the end of this year’s Annual General Meeting. A special resolution to approve the renewal of this authority will be put to shareholders at the Annual General Meeting on 16 May 2013.

Model code for securities transactions by directors

The Company confi rms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 to the Hong Kong Listing Rules, and that the directors of the Company have complied with this code of conduct throughout the period.

US corporate governance and regulations

As a result of the listing of its securities on the New York Stock Exchange, the Company is required to comply with the relevant provisions of the Sarbanes-Oxley Act 2002 (the ‘Act’) as they apply to foreign private issuers and has adopted procedures to ensure this is the case.

In particular, in relation to the provisions of Section 302 of that Act, which covers disclosure controls and procedures, a Disclosure Committee has been established reporting to the Group Chief Executive, chaired by the Chief Financial Offi cer and comprising members of senior management. The objectives of this Committee are to:

Assist the Group Chief Executive and the Chief Financial Offi cer in designing, implementing and periodically evaluating the Company’s disclosure controls and procedures;

Monitor compliance with the Company’s disclosure controls and procedures;

Review and provide advice to the Group Chief Executive and the Chief Financial Offi cer with regard to the scope and content of all public disclosures made by the Company which are of material signifi cance to the market or investors; and

Review and consider, and where applicable follow up on, matters raised by other components of the disclosure process.

These may include, to the extent they are relevant to the disclosure process, any matters to be raised with the Audit Committee, the internal auditors or the external auditor on the Company’s internal controls.

Relations with shareholders Prudential plc Annual Report 2012 109

In discharging these objectives, the Committee helps to support the certifi cations by the Group Chief Executive and the Chief Financial Offi cer of the effectiveness of disclosure procedures and controls required by Section 302 of the Act.

The provisions of Section 404 of the Act require the Company’s management to report on the effectiveness of internal controls over fi nancial reporting in its annual report on Form 20-F, which is fi led with the US Securities and Exchange Commission. To comply with this requirement to report on the effectiveness of internal control, the Group has documented and tested its internal controls over fi nancial reporting in the format required by the Act. The annual assessment and related report from the external auditor will be included in the Group’s annual report on Form 20-F.

In addition, the Disclosure Committee evaluates whether or not a particular matter requires disclosure to the market, taking into account relevant regulations and reviews all forward looking statements.

110 Governance Prudential plc Annual Report 2012

Additional disclosures

The following additional disclosures are made in compliance with the Companies Act 2006, the Disclosure and Transparency Rules and the UK and HK Codes.

Financial reporting

The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 147 to 323 and the supplementary information on pages 326 to 362. It is the responsibility of the auditor to form independent opinions, based on its audit of the financial statements and its audit of the EEV basis supplementary information; and to report its opinions to the Company's shareholders and to the Company. Its opinions are given on pages 325 and 364.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group. The criteria applied in the preparation of the financial statements are set out in the statement of directors' responsibilities on page 324 and page 363.

The directors are further required to confirm that the directors' report includes a fair review of the development and performance of the business, with a description of the principal risks and uncertainties. Such confirmation is included in the statement of directors' responsibilities on page 324 and page 363.

The Chief Financial Officer's overview provides, on pages 68 to 78, a description of the Group's risk and capital management, which includes a description of the Group's liquidity position. The Group has considerable internal and external financial resources and the directors believe that the Group is well placed to manage its business risks successfully.

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware; each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Going concern

After making enquiries the directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future. In support of this expectation, the Company's business activities, together with the factors likely to affect its future development, successful performance and position in the current economic climate are set out in the Business review on pages 14 to 67. The risks facing the Group's capital and liquidity positions and their sensitivities are referred to in the Chief Financial Officer's overview. Specifically, the Group's borrowings are detailed in Note H13 on pages 289 to 291, the market risk and liquidity analysis associated with the Group's assets and liabilities can be found in note G2 on pages 269 to 272, policyholder liability maturity profile by business units in notes D2, D3, D4 on pages 212, 230 and 237 respectively, cash flow details in the consolidated statement of cash flows and provisions and contingencies in Note H14. The directors therefore have continued to adopt the going concern basis of accounting in preparing the financial statements.

Post-balance sheet events

Important events affecting the Company after the end of the financial year are detailed in note I11 on page 314.

Change of control

Under the agreements governing Prudential Corporation Holdings Limited's life insurance and fund management joint ventures with China International Trust & Investment Corporation ('CITIC'), if there is a change of control of the Company, CITIC may terminate the agreements and either (i) purchase the Company's entire interest in the joint venture or require the Company to sell its interest to a third party designated by CITIC, or (ii) require the Company to purchase all of CITIC's interest in the joint venture. The price of such purchase or sale is to be the fair value of the shares to be transferred, as determined by the auditor of the joint venture.

Essential contracts or arrangements

There are a number of significant relationships with third parties, which have value to the business. No single relationship, however, is considered to be essential to the Group as a whole.

At no time during the year did any director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

Compensation for loss of office

None of the terms of employment of the Company's directors includes provisions for payment of compensation for loss of office or employment that occurs as a result of a change of control. Terms applying on a termination of their office are set out in the Directors' remuneration report. In the US, senior executives participate on a discretionary basis in a plan which entitles them to compensation, in the event that their employment is terminated or adversely affected as a result of a change of control.

Customers

The five largest customers of the Group constituted in aggregate less than 30 per cent of its total sales for each of 2011 and 2012.

For the year ended 31 December 2012, none of the directors of the Company, their associates or any shareholders of the Company (which have, to the knowledge of the directors of the Company, owned more than 5 per cent of the Company's issued share capital) had any interest in the Group's major customers.

Additional disclosures/Index to principal directors’ report disclosures Prudential plc Annual Report 2012 111

Index to principal directors’ report disclosures

Information required to be disclosed in the directors’ report may be found in the following sections:

Information Section in Annual Report Page number(s) Additional

Business review Business review 11-85

Essential contracts or arrangements Additional disclosures 110

Disclosure of information to auditor Additional disclosures 110

Directors in office during the year Board of directors 88-92; 95

Principal activities Business review Cover; 20-45 disclosures/Index

Dividend recommended for the year Business review 57 to

Details of qualifying third-party indemnity provisions Corporate governance report 98

Corporate responsibility governance Corporate responsibility review 79-85 principal

Political and charitable donations and expenditure Corporate responsibility review 84

Financial instruments – risk management objectives Business review 65 directors’

and policies

Post balance sheet events Note I11 of the Notes on the Group financial 314 report statements and Additional disclosures

Future developments of the business of the Company Group Chief Executive’s report 10

Employment policies and employee involvement Corporate responsibility review 80-81 disclosures

Creditors – policy on payment and practice Corporate responsibility review 85

Structure of share capital, including restrictions on the transfer Corporate governance report 107-108 of securities, voting rights and significant shareholders

Rules governing appointments of directors Corporate governance report 95-96 Governance

Rules governing changes to the articles of association Corporate governance report 107

Powers of directors Corporate governance report 94

Significant agreements impacted by a change of control Additional disclosures 110

Agreements for compensation for loss of office or employment Additional disclosures 110 on takeover

In addition, the risk factors set out on pages 386 to 391 and the additional unaudited financial information set out on pages 366 to 384, are incorporated by reference into this directors’ report.

Signed on behalf of the Board of directors

[GRAPHIC APPEARS HERE]

Alan F Porter

Group Company Secretary

12 March 2013

112 Prudential plc Annual Report 2012

Prudential plc Annual Report 2012 113

Section 4

Directors’

remuneration

report

114 Directors’ remuneration report

116 Remuneration policy report

122 2012 implementation of remuneration policy

136 Supplementary information

[Graphic Appears Here]

114 Directors’ remuneration report Prudential plc Annual Report 2012

Directors’ remuneration report

[Graphic Appears Here]

Dear Shareholder

I am pleased to present the Remuneration Committee’s report on directors’ remuneration for the year to 31 December 2012.

As I indicated in my letter last year, during 2012 the Committee reviewed Prudential’s executive director remuneration architecture for 2013 and beyond. These are the fi rst major changes to the architecture since current arrangements were implemented in 2006.

The Group has developed substantially over recent years and we believe that it is essential that our executive reward arrangements remain closely aligned with the Group’s business strategy and ambitions.

Our aims

Our aim in undertaking the review was to develop and implement reward structures which provide lasting competitive advantage for the Group in order to:

Attract and retain the high calibre executives required to lead and develop the Group; and Reward executives for delivering our business plans and generating sustainable growth and returns for shareholders.

The proposed changes

Where aspects of the previous reward architecture remain appropriate and eff ective, we have retained them. For example, we have not proposed changes to executives’ maximum incentive opportunities as a percentage of salary. We have made revisions where there was scope for better alignment with our aims. Some of the key changes are:

A more consistent approach will apply to the deferral of annual bonuses across the senior executive team; Enhanced clawback provisions will apply to future deferred bonus awards; Shareholding guidelines for executive directors will be increased; and A new long-term incentive plan is proposed for shareholder approval. We have designed this plan to reward the achievement of IFRS profi t targets and the delivery of superior shareholder returns.

These changes are described in detail in the fi rst pages of this report.

Directors’ remuneration report Prudential plc Annual Report 2012 115

We have consulted widely on the proposals

We have undertaken extensive consultation with our

key institutional investors on the changes to the reward

architecture. I have personally met with shareholders and

their representatives who together comprise more than half

of our shareholder base.

I would like to take this opportunity to thank shareholders

for their feedback, which we have taken into account when

developing these proposals.

Rewarding 2012 performance

During 2012, the Group delivered further increases in new

business profitability, IFRS profitability and cash generation.

This was accomplished in the context of continuing

macroeconomic uncertainty. The Group exceeded the

targets that the Committee set at the start of the year as

well as the results delivered in 2011.

This outstanding growth was achieved while operating within

the Group’s risk appetite, risk framework, and maintaining

appropriate levels of capital. The 2012 bonuses that we

awarded to executive directors reflect these achievements.

The excellent results delivered in 2012 built on strong

financial performance over recent years. This has generated

significant returns for shareholders over the period 2010 to

2012 through share price growth and dividends paid. These

returns have significantly outstripped those produced by

our peers in the international insurance sector over the

same period. Directors’

The 2010 Group Performance Share Plan awards, which have

a performance condition of relative total shareholder return,

will therefore be released in full. remuneration

Clear information provided in this report

The UK Government continues to develop its proposals aimed

at increasing the information available to shareholders in report remuneration reports. This report reflects some aspects of the draft requirements. Once the final requirements are clear, we will incorporate them into our report for 2013.

I look forward to receiving your support for the directors’

remuneration report at our AGM.

[GRAPHIC APPEARS HERE]

Lord Turnbull

Chairman of the Remuneration Committee

12 March 2013

116 Directors’ remuneration report Prudential plc Annual Report 2012

Remuneration policy report

Directors’ remuneration report

The directors’ remuneration report has been prepared by the Remuneration Committee (the ‘Committee’) and has been approved by the Board. Shareholders will be given the opportunity to approve the report at the Annual General Meeting on 16 May 2013.

This report has been drawn up in accordance with the UK Corporate Governance Code, Schedule 8 of the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008, the UK Listing Authority Listing Rules and the Corporate Governance Code in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong. KPMG Audit Plc has audited the information provided on pages 134 to 142.

During the year, the Company has complied with the provisions of Section D and Schedule A of the UK Corporate Governance Code which are in force regarding directors’ remuneration.

The Remuneration Committee

The Committee is responsible for:

Determining the remuneration of the Chairman and approving the remuneration of the executive directors of the Company; and

The oversight of the remuneration of a defi ned leadership population and for individuals with the opportunity to earn over Ł1 million per annum.

The Committee’s terms of reference are available on the Company’s website and a copy may be obtained from the Company Secretary. These terms of reference are reviewed annually.

Each business unit also has its own remuneration committee, with similar terms of reference, to ensure effective remuneration governance in all our businesses.

Remuneration strategy and principles

The aims of Prudential’s remuneration structure are:

To attract and retain the high calibre executives required to lead and develop the Group; and

To reward executives for delivering our business plans and generating sustainable growth and returns for shareholders.

As part of the review of remuneration architecture which took place during 2012, the Committee revisited the aims and operation of Prudential’s remuneration strategy. The table below summarises how the Remuneration Committee achieves these aims:

To attract and retain the high calibre executives required to lead and develop the Group

Reward must be:

Valued by executives; and

Competitive, to engage executives who are in demand in the global talent market and, if required, support hiring the best external talent.

To reward executives for delivering our business plans and generating sustainable growth and returns for shareholders

Reward must be:

Determined by delivery of the Group’s annual and longer-term business objectives; Aligned with shareholder value creation; and Consistent with the Group’s risk appetite so that the delivery of the business plan can be sustained.

The remuneration strategy is underpinned by a number of remuneration principles:

A substantial portion of total remuneration is delivered through performance-related reward, with the highest levels of reward only being paid for the highest levels of achievement;

A signifi cant element of performance-related reward is deferred and provided in the form of shares;

The total remuneration package for each executive director is set with reference to the relevant employment market(s);

The performance of executive directors responsible for business units is measured at both a business unit and Group level;

Performance measures include absolute fi nancial measures and a relative measure of Total Shareholder Return, as appropriate;

Reward structures are designed to deliver fair and equitable remuneration for all employees; and

Reward arrangements are designed to be consistent with the Group’s risk framework and appetite, and minimise regulatory and operational risk.

This strategy and these principles shape remuneration policies and practices which are aligned with our business model. They are designed to ensure that a strong governance approach is adopted and applied across all business units. The Committee continues to review this strategy and these principles regularly.

The remuneration strategy and principles outlined in this section are cascaded to other employees within the Company. Employees receive remuneration which is appropriate given their skills and experience, is competitive within the relevant market(s) and which rewards strong performance.

Remuneration architecture review

In 2012, the Committee undertook a review of all aspects of the Group’s executive remuneration architecture. The aim of the review was to ensure that the Group’s remuneration structures continue to be aligned with the Group’s business strategy and ambitions, and with the remuneration strategy set out above, giving the Company a competitive advantage in the international talent market. This was a review of remuneration structures and did not result in any changes to incentive opportunities as a percentage of salary.

Remuneration policy report Prudential plc Annual Report 2012 117

Key features of the proposed architecture

Salary and benefits No changes were made to the

policy on salary and benefits.

Cash bonus Bonus opportunities, as a

percentage of salary, are

unchanged.

Bonuses reward annual

performance using a range

of measures linked to the

annual business plan.

Deferred bonus 60 per cent of bonus is

payable immediately in cash.

All executive directors defer

40 per cent of bonus into

shares for three years.

Deferred awards are subject

to strengthened clawback

provisions.

Prudential Long Term Long-term incentive

Incentive Plan opportunities, as a

percentage of salary,

are unchanged. Remuneration

Prudential Long Term

Incentive Plan awards are policy

made in shares and vesting

will be dependent on two report

performance measures:

IFRS operating profit

(50 per cent of award); and

Relative TSR Directors’

(50 per cent of award).

Prudential’s performance

against these metrics is

measured over the three

financial years starting remuneration

from the year of award.

report

Share ownership guidelines Share ownership guidelines

have increased to:

350 per cent of salary for

the Group Chief Executive;

and

200 per cent of salary for

other executive directors.

Guidelines have been

introduced below the Board.

Note Key

The President and Chief Executive

Officer of Jackson also shares in the Fixed pay

JNL bonus pool while the Chief Short-term variable pay

Executive of M&G retains separate Long-term variable pay

arrangements. Share ownership guidelines

118 Directors' remuneration report Prudential plc Annual Report 2012

Remuneration policy report continued

Summary of key changes

Element of compensation	What is unchanged?	What is changing?	Why?
Annual bonus	Executives will continue to receive awards under the Annual Incentive Plan (AIP). The percentage of salary used to calculate maximum bonus opportunity is unchanged. No changes are proposed to the performance measures. The three-year deferral period remains. The President and Chief Executive Officer of Jackson continues to share in the JNL bonus pool in addition to receiving awards under the AIP.	The proportion of bonus deferred will be 40 per cent for all executive directors. Clawback provisions have been enhanced for the deferred portion of 2013 and subsequent bonuses. A cap will be introduced to the Chief Executive of M&G's maximum annual bonus opportunity of the lower of 0.75 per cent of M&G's IFRS profit or six times salary.	Creates alignment among the executive directors. Allows the deferred element of the bonus to be forfeited in specific circumstances, including a material, adverse restatement of the financial results or regulatory breach. The calculation of the Chief Executive of M&G's annual bonus opportunity is transparent and linked to the success of the M&G business.
Long-term incentives	Long-term incentive awards (as a percentage of salary) are unchanged. The use of a combination of Group and business unit metrics for business unit Chief Executives continues. Outstanding awards made under the GPSP and BUPP will not be affected by the introduction of the Prudential Long Term Incentive Plan. The Chief Executive of M&G will continue to participate in the M&G Executive LTIP.	A new long-term incentive plan (the Prudential Long Term Incentive Plan) will be proposed for shareholder approval at the 2013 AGM. The Prudential Long Term Incentive Plan provides reward for achievement of IFRS operating profit as well as superior relative TSR. TSR will be measured against a revised peer group and assessed against peers on a ranked (rather than an index) basis. Subject to shareholder approval, 2013 awards will be made under this plan. The awards made to the Chief Executive of M&G will be calculated as a percentage of salary. He will receive awards with a face value of 150 per cent of salary under the Prudential Long Term Incentive Plan and 300 per cent of salary under the M&G Executive LTIP.	The expanded TSR peer group ensures the continued relevance of comparators. Assessing performance against peers' ranked performance (rather than an index) is more straightforward. IFRS operating profit is central to the management of the business and a key driver of shareholder value. The calculation of the Chief Executive of M&G's LTIP award is transparent and aligned with the other executive directors.
Share ownership guidelines	The guidelines continue to be expressed as a percentage of salary. The five-year period to build holding is maintained.	The requirement for the Group Chief Executive has increased from 200 per cent to 350 per cent of salary. The requirement for all other executive directors will be increased to 200 per cent of salary. Most executive directors were previously required to hold Prudential plc shares with a value of 100 per cent of salary. Executives will have five years from the implementation of this policy (or the date of their appointment, if later) to build the additional level of required ownership.	This change increases alignment with shareholder interests.

Remuneration policy report Prudential plc Annual Report 2012 119

Performance measures

Annual bonus

Executive directors receive bonus awards under the Annual Incentive Plan (the AIP). The 2012 AIP:

- Strongly aligns annual reward with the KPIs that underpin the Group's business strategy;
- Incentivises the executive team to outperform stretching annual targets; and
- Remains consistent with the Group's risk framework and appetite.

No changes were proposed to the structure or the performance conditions, of the annual bonus for 2013.

Long-term incentives

The Prudential Long Term Incentive Plan has been designed to reward the creation of IFRS profit as well as the sustained delivery of superior returns to shareholders. Performance will be assessed over a three-year period on the following basis:

Performance condition	Measurement approach	Assessment
IFRS operating profit (50 per cent of award)	Participants will be incentivised to deliver and outperform the long-term business plan. The awards will vest based on achievement of IFRS operating profit compared to performance ranges. IFRS targets will be set at a Group or business unit level, dependent on role.	Cumulative performance will be measured over three years. Threshold, plan and maximum achievement levels will be set at the beginning of the performance periods in line with the three-year business plan. 25 per cent of the award will vest for threshold performance, increasing to 100 per cent for stretch performance. The target for Group IFRS operating profit will be disclosed when the performance period ends.
Total Shareholder Return (50 per cent of award)	The long-term incentive plan will continue to reward executives for superior shareholder returns. TSR will continue to be measured on a local currency basis. TSR will be measured relative to a revised peer group to ensure the continued relevance of this measure. In order to reflect the international scope of the Group's business operations, the peer group has been extended to encompass the global insurance peers with which we compete for customers and capital. Our revised peer group is outlined below.	Relative three-year TSR will be measured on a ranked basis. 25 per cent of the award will vest for median performance increasing on a straight-line basis to full vesting for TSR at or above the upper quartile.

Revised TSR peer group for awards made from 2013 onwards:
Aegon, Aflac*, AIA*, AIG*, Allianz, Aviva, AXA, Generali, Legal & General, Manulife, MetLife*, Munich Re*, Old Mutual, Prudential Financial*, Standard Life, Sun Life Financial*, Swiss Re*, Zurich Insurance Group*
Those peers marked with an asterisk have been added to the peer group for 2013 onwards.

The Remuneration Committee believes that adequate controls exist to ensure that these performance measures will not create an implicit incentive to take undue operational or financial risks or to adopt an unduly risky capital structure.

For any Prudential Long Term Incentive Plan award to vest, the Committee must be satisfied that the quality of the Company's underlying financial performance justifies the level of reward delivered at the end of the performance period. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares which ultimately vest. If performance measures are not achieved in full, the unvested portion of any award lapses and performance cannot be retested.

As with the Group Performance Share Plan (GPSP), the performance achieved against target, and the resulting vesting of the award, will be assessed by an independent third party.

The Committee believes that the proposed performance measures are more relevant to the Group and at least as stretching as those used in the Group Performance Share Plan and the Business Unit Performance Plan.

We have undertaken an extensive process of consultation about these proposals with shareholders and their representatives who together comprise more than half of our shareholder base. The Committee took account of shareholder feedback when developing these proposals.

Remuneration policy report
Directors' remuneration report

120 Directors' remuneration report Prudential plc Annual Report 2012

Remuneration policy report continued

Summary of main elements of remuneration

Element	Purpose	Policy in 2012
Base salary	To provide executives with a guaranteed level of remuneration. Paying salaries at an appropriate level ensures that Prudential continues to be competitive when recruiting and retaining key executives. Salary is intended to reward executives for the performance of their role.	The Committee reviews salaries annually. Changes in base salaries are generally effective from 1 January. In determining base salaries for each executive the Committee considers: - The performance and experience of the executive; - Internal relativities; - Company financial performance; - Salary increases for all employees; and - Benchmark information from appropriate markets.
Annual bonus	To incentivise and reward the achievement of stretching annual business plans which are: - Determined in line with the Group's long-term commitments to shareholders; and - Consistent with the Group's risk appetite.	Executive directors participate in annual bonus plans based on the achievement of Group and business unit financial performance measures including profitability, cash flow and capital adequacy, and personal objectives. Targets are determined in line with the business plan. Executive directors are required to defer between 30 per cent and 50 per cent of annual bonus (for the Chief Executive of M&G, 50 per cent of bonus over £500,000 is deferred) into Prudential shares for three years. Bonuses are not pensionable.
Long-term incentives	To incentivise and reward the achievement of: - Longer-term commitments to shareholders; - Sustainable long-term returns for shareholders; and - Adherence to the Group's risk appetite.	All executive directors participate in the Group Performance Share Plan (GPSP). GPSP awards vest based on relative TSR. Business unit Chief Executives also participate in business unit performance plans (BUPPs or the M&G Executive LTIP) which focus on those financial measures which contribute to the long-term success of the business unit and, therefore, the Group.
Share ownership guidelines	To create a community of interest between the executives and shareholders.	The Group Chief Executive and Chief Executive of M&G are required to build up and hold shares equal to 200 per cent of base salary. Other executive directors are required to build up and hold shares equal to 100 per cent of base salary. Executives have five years to build up their shareholding. Full details of the current shareholdings of the directors are provided on page 133.
Benefits	To provide executives with items and allowances that assist them in carrying out their duties efficiently.	All executive directors received core health and security benefits (for example medical insurance and life assurance). Other benefits may be offered to executives, dependent on: - Local market practice; - The benefits offered to other employees within the business unit; and - Applicable expatriate and relocation benefits and allowances. No benefits are pensionable. Details of the costs of providing the benefits to each executive director are outlined in the remuneration table on page 134.
Pension	To provide executives with an opportunity to save for an income in retirement.	The pension provision for executive directors depends on the arrangements in place for other employees in their business unit when they joined the Group. Executives who joined after June 2003 have the option to: - Receive payments into a defined contribution scheme; or - Take a cash supplement in lieu of contributions. Executives who joined the Group before June 2003 were entitled to join the defined benefit plans available at that time. At the end of 2012, no executive director was an active member of a Group defined benefit scheme.

Remuneration policy report Prudential plc Annual Report 2012 121

2012 opportunity

2012 base salaries are set out on page 124.

The maximum annual bonus opportunity available to the majority of executive directors is between 160 per cent and 200 per cent of salary. Based on relevant market practice, the Chief Executive of M&G and the President & CEO, Jackson have bonus opportunities which are not capped as a percentage of their salaries. The Chief Executive of M&G has an overriding cap on total remuneration of 3 per cent of M&G’s IFRS profi t.

Details of executive directors’ 2012 bonus opportunities are provided on page 125.

The maximum combined award under the GPSP and BUPP is 550 per cent of salary, although the actual awards made in 2012 were below this level. The Chief Executive of M&G’s long-term incentive opportunity was not capped as a percentage of salary in 2012. There is an overriding cap on total remuneration for this role of 3 per cent of M&G’s IFRS profi t.

A breakdown of the long-term incentive opportunities available to executive directors is set out on page 123.

Executive directors based in the UK and Asia are entitled to receive pension contributions or a cash supplement (or combination of the two) of 25 per cent of base salary.

The President & CEO, Jackson, participates in Jackson’s Defi ned Contribution Retirement Plan on the same basis as other JNL employees. Full details of the amounts paid by the Company with regards to pension provision are outlined in the remuneration table on page 134 and the pensions table on page 130.

2012 performance metrics

Awards for the majority of executive directors are subject to the achievement of: Net free surplus generated;

IFRS operating profi t;

EEV operating profi t;

Holding company cash fl ow; Insurance Groups Directive (IGD) Capital Surplus; and

Personal objectives.

GPSP awards vest based on relative TSR (Total Shareholder Return, a combination of share price growth and dividends paid) performance relative to an index of international insurers.

The performance measures for the BUPPs and the M&G Executive LTIP vary according to the business plan and strategy of the business unit. These are outlined on pages 127 to 128.

Jackson’s Defi ned Contribution Retirement Plan has a guaranteed element and additional contributions based on the profi tability of JNL. No other Group pension schemes have performance conditions.

Changes to policy for 2013

As part of the review of remuneration

architecture which took place during 2012, the

clawback provisions applied to the deferred

portion of bonuses for 2013 onwards have

been strengthened.

The percentage of annual bonus awards which

executives are required to defer has been made

consistent across our senior executive team at

40 per cent.

The annual bonus opportunity for the

Chief Executive of M&G will be capped at the

lower of 0.75 per cent of M&G’s IFRS profit or

six times salary.

Please see page 118 for further details. Remuneration

As part of the review of remuneration

architecture, the Remuneration Committee

has proposed a new long-term incentive (the policy

Prudential Long Term Incentive Plan) for approval

at the 2013 AGM.

Subject to shareholder approval, the first awards report

will be made under this plan in May 2013.

Full details of the proposal are outlined on

pages 118 to 119. Directors’

As part of the review of remuneration

architecture, the executive director shareholding

guidelines have been enhanced.

The revised guidelines are: remuneration

350 per cent of salary for the Group Chief

Executive; and report

200 per cent of salary for all other executive

directors.

Full details of the revised guidelines are outlined

on page 118.

122 Directors’ remuneration report Prudential plc Annual Report 2012

2012 implementation of remuneration policy

The operation of the Remuneration Committee in 2012

The members of the Committee during 2012 are listed below.

All are independent non-executive directors:

Lord Turnbull KCB CVO (Chairman)

Keki Dadiseth

Michael Garrett

Paul Manduca (until 2 July 2012)

Kai Nargolwala

Philip Remnant joined the Committee on 1 January 2013.

In 2012, the Committee met fi ve times. Key activities at each meeting are shown in the table below:

Meeting Key activities

February 2012 Approve the 2011 directors’ remuneration report;

Consider 2011 bonus awards for executive directors (and total compensation figure for Michael McLintock);

Consider vesting of the long-term incentive awards with a performance period ending on 31 December

2011; and

Approve the annual bonus measures and targets to be used in 2012.

March 2012 Approve 2012 long-term incentive awards and performance measures; and

Confirm 2011 annual bonuses and the vesting of long-term incentive awards with a performance period ending on 31 December 2011 in light of audited financial results.

June 2012 Review the remuneration of the Group Leadership Team, senior risk staff and of employees with a remuneration opportunity over Ł1 million per annum;

Note the dilution levels resulting from the Company’s share plans; and

Consider proposed changes to the remuneration architecture.

September 2012 Monitor performance against long-term incentive targets, based on the half year results;

Review the Committee’s terms of reference;

Approve proposed changes to the remuneration architecture for shareholder consultation; and

Review total remuneration of executive directors.

December 2012 Note the level of participation in the Company’s all-employee share plans;

Approve executive directors’ 2013 salaries and incentive opportunities;

Consider the annual bonus measures and targets to be used in 2013;

Review an initial draft of the 2012 directors’ remuneration report;

Confirm changes to the remuneration architecture in light of shareholder feedback; and

Approve the Committee’s 2013 work plan.

2012 implementation of remuneration policy Prudential plc Annual Report 2012 123

Directors' remuneration report
2012 implementation of remuneration policy

In January 2012, the Remuneration Committee met to conclude issues arising from the December 2011 Committee meeting. In addition, the Committee met for a working session in September 2012 to discuss changes to the remuneration architecture to be implemented in 2013.

The Chairman and the Group Chief Executive attend meetings by invitation. The Committee also had the benefit of advice from the Chief Financial Officer, Group Human Resources Director and Director of Group Reward and Employee Relations. The Group Chief Risk Officer advised the Committee on adherence to the Group's risk appetite and framework. Individuals are never present when their own remuneration is discussed.

During 2012, Deloitte LLP were the independent advisor to the Committee. Advice was also provided by PricewaterhouseCoopers LLP. Market data was sourced from Deloitte LLP, Towers Watson, McLagan Partners and LOMA. Norton Rose, Slaughter & May, Linklaters and Allen & Overy provided legal counsel, including advice on employment law and the operation of the Company's share plans. Some of these firms also provided other services to the Company: Deloitte LLP and PricewaterhouseCoopers LLP provided advice on Solvency II, taxation and other financial matters, Towers Watson provided actuarial advice and Slaughter & May and Norton Rose provided commercial, corporate and general legal advice.

The operation of the reward policy in 2012

In 2012, executive directors were rewarded on the basis set out below:

				Long-term incentives (2012 award as a percentage of salary)		
Director	Role	Base salary at 1 January 2012	Annual bonus - maximum percentage of salary	Group Performance Share Plan (GPSP)	Business Unit Performance Plan (BUPP)	Total
Rob Devey	Chief Executive, UK & Europe	£600,000	160%	112.5%	112.5%	225.0%
John Foley	Group Chief Risk Officer	£610,000	160%	250.0%	–	250.0%
Michael McLintock	Chief Executive, M&G	£360,000	note 1	100.0%	344.1%	444.1%
Nic Nicandrou	Chief Financial Officer	£630,000	175%	225.0%	–	225.0%
Barry Stowe	Chief Executive, PCA	HK$8,000,000	160%	112.5%	112.5%	225.0%
Tidjane Thiam	Group Chief Executive	£1,000,000	200%	400.0%	–	400.0%
Mike Wells	President & CEO, JNL	US$1,050,000	note 2	230.0%	230.0%	460.0%

Notes
1 Michael McLintock's annual bonus and long-term incentive opportunity under the M&G Executive LTIP (rather than the BUPP) are based on M&G's performance both in absolute terms and relative to its peers. In line with practice in the asset management sector, there is no specified maximum incentive award. Michael's total remuneration is subject to an overriding cap such that his total remuneration should not be greater than 3 per cent of M&G's annual IFRS profits. The figure shown for his 2012 M&G Executive LTIP award is the expected value of this grant.
2 Mike Wells' maximum annual bonus figure is comprised of 160 per cent of salary and a 10 per cent share of the Jackson senior management bonus pool based on the target performance of Jackson.
3 All long-term incentives have a three-year performance period. For the awards detailed above the performance period will end on 31 December 2014.
4 Where awards are made in shares, the final number of shares awarded is calculated in line with the respective plan rules. Details on the shares granted under these plans are outlined in the Directors' outstanding long-term incentive awards tables in the Supplementary information section.

The package for 2012 offered the following proportions of fixed and variable short- and long-term reward to executive directors (average of executive directors):

Good performance


26% Base salary
30% Cash bonus for 2012, paid in 2013
18% Deferred bonus for 2012, vesting in 2016
26% 2012 LTIP Award, vesting in 2015

Superior performance


15% Base salary
21% Cash bonus for 2012, paid in 2013
14% Deferred bonus for 2012, vesting in 2016
50% 2012 LTIP Award, vesting in 2015

As illustrated above, 'Good' performance results in the payment of 2012 annual bonus at the target level and 2012 long-term incentive awards vesting at the threshold level. 'Superior' performance generates maximum payment of 2012 annual bonuses and 2012 long-term incentive awards vest in full.

124 Directors' remuneration report Prudential plc Annual Report 2012

2012 implementation of remuneration policy continued

The single figure

Although the UK Government's proposed reporting requirements have not been finalised, we have anticipated the requirement to present a single figure for executives' total remuneration. This is included in the main remuneration table for 2012 on page 134. The single figure has been calculated including the following elements:

- The salary and the cost of providing benefits in 2012;
- The bonus awarded for performance in 2012 (including the value at award of the deferred element which will be released in 2016);
- The value of long-term incentive awards with a performance period ending in 2012 which will be released in 2013, using the average share price over the period 1 October 2012 to 31 December 2012; and
- The value of any salary supplement for pension, employer contributions to a defined contribution pension plan or the increase in transfer value of final salary pension benefits in 2012 (less contributions made by the director during 2012).

Base salary

Executive directors' salaries were reviewed in 2012 with changes effective from 1 January 2013. In determining 2013 salaries, the Committee considered the performance, experience and internal relativities of each director, as well as the performance of the Group and the salary increases awarded to other employees. To provide context for this review, information was drawn from the following market reference points:

Director	Role	Benchmark(s) used to assess remuneration
Rob Devey	Chief Executive, UK & Europe	FTSE 40 International Insurance Companies
John Foley	Group Chief Risk Officer	FTSE 40
Michael McLintock	Chief Executive, M&G	McLagan UK Investment Management Survey
Nic Nicandrou	Chief Financial Officer	FTSE 40 International Insurance Companies
Barry Stowe	Chief Executive, PCA	Towers Watson Asian Insurance Survey
Tidjane Thiam	Group Chief Executive	FTSE 40 International Insurance Companies
Mike Wells	President & CEO, JNL	Towers Watson US Financial Services Survey LOMA US Insurance Survey

After careful consideration the Committee decided to increase salaries by 3 per cent as set out in the table on the right. Salary increases for the wider workforce vary across our business units, based on local market conditions. It is anticipated that 2013 salary budgets will increase between 3 per cent and 5 per cent, for the wider workforce.

Executive	2012 salary	2013 salary (+3%)
Rob Devey	£600,000	£618,000
John Foley	£610,000	£628,300
Michael McLintock	£360,000	£370,800
Nic Nicandrou	£630,000	£648,900
Barry Stowe	HK$8,000,000	HK$8,240,000
Tidjane Thiam	£1,000,000	£1,030,000
Mike Wells	US$1,050,000	US$1,081,500

2012 implementation of remuneration policy Prudential plc Annual Report 2012 125

Annual bonus

Performance measures

The financial measures used to assess performance for the 2012 AIP are set out below. These remain unchanged for 2013. Executive directors who have business unit responsibilities are assessed on both Group and business unit performance.

A portion of the annual bonus for each executive director is based on the achievement of personal objectives. These objectives include the executive's contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role (for instance, project measures relating to the implementation of Solvency II requirements). In addition, all employees are required to comply with the regulatory, governance and risk management practices and policies as these relate to their role and business area. Specifically, all business units must act within the Group's risk appetite and framework, and all individuals must act within the Group's Code of Business Conduct.

A proportion of each executive director's annual bonus is not paid in cash and must be deferred. This portion is deferred for three years in the form of the Company's shares. This deferral aligns the interests of our executive directors with our shareholders and helps to ensure a focus on the sustainable success of the Company.

Annual bonus opportunities

Executive directors' bonus opportunities, the weighting of performance measures for 2012 and the proportion of annual bonuses deferred are set out below.

	Maximum bonus opportunity (Percentage of salary)	Deferral requirement	Weighting of measures		
			Group	Business unit	Personal objectives
Rob Devey	160%	40% of total bonus	20%	60%	20%
John Foley	160%	40% of total bonus	50%	–	50%
Michael McLintock	Note 1	50% of bonus above £500,000	10%	60%	30%
Nic Nicandrou	175%	40% of total bonus	80%	–	20%
Barry Stowe	160%	40% of total bonus	20%	60%	20%
Tidjane Thiam	200%	50% of total bonus	80%	–	20%
Mike Wells note 2	c.400%	30% of total bonus	30%	60%	10%

Notes

1 Michael McLintock's annual bonus and long-term incentive opportunities in 2012 were based on M&G's performance both in absolute terms and relative to its peers. In line with practice in the asset management sector, there is no specified maximum incentive award. Michael's total remuneration (including long-term incentives) is subject to an overriding cap which requires that his total remuneration must not be greater than 3 per cent of M&G's annual IFRS profit.

2 Mike Wells' annual bonus figure comprises an AIP opportunity of 160 per cent of salary and a 10 per cent share of the Jackson senior management bonus pool. The figure above is based on the target performance of Jackson.

Rewarding performance in 2012

As set out in the Remuneration Committee Chairman's letter, during 2012 the Group delivered further increases in its key financial measures, specifically new business profitability, IFRS profitability and cash generation. The outstanding performance delivered in 2012 against these measures exceeded both the Group's 2011 performance and the stretching targets set by the Committee at the start of the year. The Group Chief Risk Officer was invited to attend the Remuneration Committee meeting held in March 2013 and advised the Committee on the Group's adherence to its risk appetite and framework during 2012.

2012 financial performance, relative to the targets set by the Committee, is summarised below:

Measure	Group	PCA	UK	M&G
Cash flow	Above stretch target	Above stretch target	At Plan level	–
Net free surplus generated	Above stretch target	Between Plan and stretch target	–	–
IFRS profit	Above stretch target	Above stretch target	Above stretch target	Between Plan and stretch target
IGD surplus	Above stretch target	Between Plan and stretch target	Above stretch target	–
NBP EEV profit	Above stretch target	Above stretch target	Above stretch target	–
In-force EEV profit	Above stretch target	Between Plan and stretch target	Between Plan and stretch target	–

Directors' remuneration report 2012 implementation of remuneration policy

126 Directors' remuneration report Prudential plc Annual Report 2012

2012 implementation of remuneration policy continued

On the basis of this outstanding performance, the Committee approved the following 2012 AIP payments:

Executive	2012 salary	Maximum 2012 AIP	2012 outcome (as a percentage of max)	2011 outcome (as a percentage of max)	Total 2012 AIP payment
Rob Devey	£600,000	160%	73.9%	90.7%	£709,200
John Foley	£610,000	160%	100.0%	98.1%	£976,000
Michael McLintock	£360,000	n/a	n/a	n/a	£1,307,275
Nic Nicandrou	£630,000	175%	99.0%	95.9%	£1,091,475
Barry Stowe	HK$8,000,000	160%	98.1%	94.1%	HK$12,560,000
Tidjane Thiam	£1,000,000	200%	100.0%	96.9%	£2,000,000
Mike Wells[note 1]	US$1,050,000	160%	99.0%	95.4%	US$1,663,200

Note
1 In addition to the AIP, Mike Wells also received 10 per cent of the JNL senior management bonus pool. His total 2012 bonus, including his AIP and JNL senior management award, is US$4,599,500.

Long-term incentives

Details of the awards made under these plans in 2012 can be found on pages 137 to 139.

Group Performance Share Plan (GPSP)

All executive directors receive GPSP awards. GPSP awards vest on the basis of the Group's Total Shareholder Return (TSR) performance over a three-year period. TSR is the combination of the share price growth and the dividends paid. Prudential's TSR achievement over the performance period is compared with the TSR of an index composed of 10 international insurers (see box below). This performance measure was selected because it focuses on the value delivered to shareholders. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison.

The vesting schedule for outstanding GPSP awards is set out below:


% of award vesting
100
75
50
25
0
80% x index
90% x index
100% x index
110% x index
120% x index
Performance to be achieved by Prudential

Peer companies used within the Index for all outstanding GPSP awards
Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life

For any GPSP award to vest, the Committee must be satisfied that the quality of the Company's underlying financial performance justifies the level of reward delivered at the end of the performance period. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares which ultimately vest. If performance measures are not achieved in full, the unvested portion of any award lapses and performance cannot be retested.

On 31 December 2012, the performance period for 2010 GPSP awards (which began on 1 January 2010) came to an end. Over the performance period the Group has delivered superior returns for shareholders through share price growth and dividends paid. This resulted in Prudential achieving excellent TSR performance of 156.4 per cent.

The peer group's TSR index was 100 at the start of the 2010 to 2012 performance period and was 111.8 at the end of the period (as illustrated opposite). In order for the 2010 GPSP awards to vest in full, Prudential's TSR index over the period had to outperform the peer index by 20 per cent, ie increase from 100 to at least 134.2 (111.8 x 120 per cent). The TSR performance achieved by Prudential of 156.4 per cent equals an outperformance of the peer index of 139.9 per cent.

The Committee, having satisfied itself about the quality of the Company's underlying financial performance, confirmed vesting of 100 per cent of the 2010 to 2012 GPSP award (for reference, 100 per cent of the 2009 to 2011 GPSP award vested).

The Committee believes that the GPSP performance condition is a stretching requirement that requires exceptional performance, relative to other international insurance companies, for awards to be released in full.

2012 implementation of remuneration policy Prudential plc Annual Report 2012 127

The line chart below compares Prudential's TSR during the three years from 1 January 2010 to 31 December 2012 with that of the peer group against which TSR is measured for the purposes of the GPSP.

Prudential TSR v peer group index – total returns index % over three years to December 2012



160
140
120
100
80
156.4
111.8
Dec 2009
Dec 2010
Dec 2011
Dec 2012
Prudential
Peer group index

Business Unit Performance Plans (BUPP)

Asia BUPP

The Chief Executive, PCA receives awards under the Asia BUPP. These awards are dependent on the achievement of PCA's new business profit, IFRS profit and cash remittance targets over the three-year performance period. Each of these measures will determine vesting of one third of each award. Threshold performance results in 30 per cent of the award vesting, increasing to 100 per cent for stretch performance.

On 31 December 2012, the performance period for the 2010 Asia BUPP award (which began on 1 January 2010) came to an end. Over the period, the new business profit, IFRS profit and cash remittance achieved by the PCA business unit meant that the Committee, having satisfied itself as to the quality of the business units' underlying financial performance, confirmed vesting of 95.2 per cent of Barry Stowe's 2010 to 2012 Asia BUPP award (for reference, 86.5 per cent of Barry Stowe's 2009 to 2011 Asia BUPP award vested).

Jackson BUPP

The President and CEO, JNL receives an award under the Jackson BUPP. Vesting of awards made under this plan is dependent on Shareholder Capital Value (SCV) growth over the performance period. The SCV growth required is outlined in the table below. Vesting occurs between these performance levels on a straight-line basis.

Percentage of BUPP award which vests	Compound annual growth in SCV over three years
0%	<8%
30%	8%
75%	10%
100%	12%

On 31 December 2012, the performance period for the 2010 Jackson BUPP came to an end. Although no current executive director had a 2010 award under this plan the vesting level for other participants was 100 per cent (for reference 93.75 per cent of the 2009 to 2011 awards vested).

UK BUPP

The Chief Executive, UK & Europe receives awards under the UK BUPP. Given the cash-generative priorities of the UK Business Unit, UK BUPP awards are assessed using the same relative TSR measure applied to GPSP awards.

On 31 December 2012, the performance period for the 2010 UK BUPP (which began on 1 January 2010) came to an end. As detailed above, Prudential's TSR over this period was equal to 139.9 per cent of the peer index. The Committee, having satisfied itself as to the quality of the business unit's underlying financial performance, confirmed vesting of 100 per cent of Rob Devey's 2010 to 2012 UK BUPP award (for reference 100 per cent of Rob Devey's 2009 to 2011 UK BUPP award vested).

For any BUPP award to vest, the Committee must be satisfied that the quality of underlying financial performance of the relevant business unit justifies the level of reward delivered at the end of the performance period. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares which ultimately vest. If the performance conditions are not achieved in full, the unvested portion of any award lapses and cannot be retested.

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128 Directors' remuneration report Prudential plc Annual Report 2012

2012 implementation of remuneration policy continued

Limits on award sizes

The rules of the GPSP and BUPP set a limit on the value of shares which may be awarded to an executive in a financial year. The combined value of shares awarded under the two plans may not exceed a maximum of 550 per cent of salary although the awards made in a particular year are often significantly below this limit. On a change in control of Prudential, vesting of awards made under these arrangements would be prorated for performance and to reflect the elapsed portion of the performance period.

M&G Executive Long-Term Incentive Plan

The Chief Executive, M&G receives awards under the M&G Executive Long-Term Incentive Plan. Under this plan an annual award of phantom shares is made with a notional starting share price of £1. The phantom share price at vesting is determined by the increase or decrease in M&G's profitability over the three-year performance period with profit and investment performance adjustments also applied:

Profit growth

The value of phantom shares vesting will be adjusted by a profit measure as follows:

- No adjustment will be made if profits in the third year of the performance period are at least equal to the average annual profit generated over the performance period;
- A loss or zero profit will result in the value of the award being reduced to zero, irrespective of investment performance; and
- Between these points, the value of phantom shares will be reduced on a straight-line basis from no reduction to the complete elimination of the value of the award.

Investment performance

The value of phantom shares vesting will be adjusted by an investment performance measure as follows:

- Where the investment performance of M&G's funds is in the top two quartiles during the three-year performance period, the value of phantom shares vesting will be enhanced. The value of phantom shares may be doubled if performance is in the top quartile;
- Investment performance in the third quartile will not change the value of phantom shares vesting; and
- Investment performance in the bottom quartile will result in awards being forfeited, irrespective of any profit growth.

The value of the vested phantom shares will be paid in cash after the end of the three-year performance period.

On 31 December 2012, the performance period for the 2010 award under the M&G Executive Long-Term Incentive Plan (which began on 1 January 2010) came to an end. M&G's profit at the end of the performance period was 204 per cent of that at the start and M&G's investment performance was in the second quartile. The Committee, having satisfied itself about the quality of M&G's underlying financial performance, confirmed vesting of Michael McLintock's 2010 award with a value of £2.65 per share. This will result in a payment of £2,616,024 to Michael McLintock in 2013 (for reference, the 2009 to 2011 award vested with a value of £2.96 per share which resulted in a payment of £5,417,359 to Michael McLintock during 2012). Based on 2011 performance, an award of 952,960 phantom shares with an expected value of £1,238,849 was made to Michael McLintock in 2012.

As described in the remuneration architecture review section of this report, the method used to determine the number of phantom shares awarded to Michael McLintock under the M&G Executive Long-Term Incentive Plan has been revised. With effect from 2013, Michael McLintock will receive an annual award with a face value of three times his salary. The ultimate value of the 2013 award will be determined with reference to the profitability and investment performance of M&G over the three years from 1 January 2013 to 31 December 2015 using the measures set out above.

Jackson Long-Term Incentive Plans

Prior to his appointment as an executive director, Mike Wells participated in the two long-term incentive plans offered to senior staff within Jackson. Mike Wells was awarded ADRs under the JNL US Performance Share Plan and cash-based awards under the JNL Long-Term Incentive Plan. Awards made under both plans have a performance period of four years and vesting is dependent on the achievement of shareholder value targets. Up to 150 per cent of the original number of ADRs awarded under the JNL Performance Share Plan may be released if stretch performance targets are achieved.

Outstanding awards made to Mike Wells before his appointment as an executive director remain subject to the original performance conditions and vesting schedule. No further awards will be made to Mike Wells under these plans.

On 31 December 2012, the performance periods for the 2009 awards under the JNL long-term incentive plans (which began on 1 January 2009) came to an end. Over the period the shareholder value of the US business grew by 22.68 per cent per annum (on a compound basis) and by 126.51 per cent over the performance period. This resulted in vesting of 150 per cent of Mike Wells' 2009 JNL US Performance Share Plan award and of 126.51 per cent of his 2009 cash-settled JNL Long-Term Incentive Plan award (for reference 150 per cent of Mike Wells' 2008 to 2011 JNL US Performance Share Plan award and 95 per cent of his 2008 to 2011 cash-settled JNL Long-Term Incentive Plan award vested).

2012 implementation of remuneration policy Prudential plc Annual Report 2012 129

Share ownership guidelines

As a condition of serving, all directors are required to have beneficial ownership of a minimum of 2,500 ordinary shares in the Company. This interest in shares must be acquired within 12 months of appointment to the Board if the director does not have such an interest upon appointment.

Executive directors should have a substantial shareholding to maximise the community of interest between them and other shareholders. This may be built up over a period of five years following their appointment.

The level of the requirements which applied to executive directors in 2012 and the current holdings of directors are shown below. The shareholding guidelines have been increased as part of the review of remuneration architecture and full details of the revised guidelines are outlined on page 118. Shares earned and deferred under the Annual Incentive Plan are included in calculating the executive director's shareholding for these purposes.

	2012 Shareholding guideline as a percentage of base salary	Shareholding at 31 December 2012 as a percentage of base salary note	2013 Shareholding guideline as a percentage of base salary
Rob Devey	100%	397%	200%
John Foley	100%	459%	200%
Michael McLintock	200%	1,641%	200%
Nic Nicandrou	100%	482%	200%
Barry Stowe	100%	680%	200%
Tidjane Thiam	200%	800%	350%
Mike Wells	100%	773%	200%

Note
Beneficial interest, based on the share price as at 31 December 2012 (£8.655). Calculated using base salaries on 31 December 2012.

Benefits

All executive directors receive core health and security benefits, for example medical insurance and life assurance.

Other benefits may be offered to executives, dependent on:

- Local market practice;
- The benefits offered to other employees within the business unit; and
- Applicable expatriate and relocation benefits and allowances.

The 2012 remuneration table on page 134 sets out the cost of providing benefits in 2012.

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

UK-based executive directors are eligible to participate in the HM Revenue and Customs (HMRC) approved Prudential Savings-Related Share Option Scheme and Barry Stowe is invited to participate in the similar International Share Ownership Scheme. These schemes allow all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

Participants elect to enter into savings contracts of up to £250 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

Share Incentive Plan (SIP)

UK-based executive directors are also eligible to participate in the Company's HMRC approved Share Incentive Plan (SIP). This allows all UK-based employees to purchase Prudential plc shares up to a value of £125 per month from their gross salary (partnership shares). For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, matching shares are forfeited.

No directors or other employees are provided with loans to enable them to buy shares.

Pension benefits

Michael McLintock elected to become a deferred member of a contributory defined benefit scheme (described overleaf) on 5 April 2012. Michael McLintock now receives a salary supplement of 25 per cent of salary. John Foley elects to receive a combination of contributions into the money purchase scheme and a cash supplement with a total value of 25 per cent of salary. All other executive directors based in the UK have chosen to receive their pension benefits in the form of a cash supplement of 25 per cent of salary throughout 2012. These executives are provided with life assurance cover of up to four times salary plus a dependants' pension.

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130 Directors' remuneration report Prudential plc Annual Report 2012

2012 implementation of remuneration policy continued

Barry Stowe receives a cash supplement of 25 per cent of salary and a payment to the Hong Kong Mandatory Provident Fund. He is provided with life assurance cover of up to four times salary. Mike Wells participates in Jackson's Defined Contribution Retirement Plan, a qualified 401(k) retirement plan, on the same basis as all other US-based employees. The Company provides matching contributions of 6 per cent of base salary (Mike Wells' salary for pension purposes is limited to US$250,000). He also participates in the profit sharing element of the plan which provides eligible participants with an annual profit sharing contribution, depending on the financial results of Jackson for the plan year, to a maximum of an additional 6 per cent of pensionable salary. An annual profit sharing contribution equivalent to 6 per cent of pensionable salary was made in 2012 (in 2011, the profit share contribution was 5 per cent of pensionable salary). Mike Wells is provided with life assurance cover of two times salary.

Those executives who joined the Group before June 2003 were entitled to maintain their membership of the defined benefit plans available at that time. However, at the end of 2012, no executive director was an active member of a Group defined benefit scheme. Until 5 April 2012, Michael McLintock participated in a contributory defined benefit scheme that provides a target pension of two thirds of final pensionable earnings on retirement at age 60 for an employee with 30 years or more potential service, his contribution was 4 per cent of base salary. Michael McLintock participated on the same basis as other employees who joined M&G at the same date. Benefits under the plan are subject to a notional scheme earnings cap (set at £129,600 for the 2011/2012 tax year) which replicates the HMRC earnings cap in force before A-Day (6 April 2006). Michael McLintock was also entitled to supplements based on his salary above the notional earnings cap.

Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements in the form of contributions to pension arrangements paid by the Company are set out in the following table:

				Additional pension earned during year ended 31 December 2012		Transfer value of accrued benefit at 31 December note (3)			
	Age at 31 December 2012	Years of pensionable service at 31 December 2012	Accrued benefit at 31 December 2012 (£ per annum)	Ignoring inflation on pension earned to 31 December 2011 note (1)	Allowing for inflation on pension earned to 31 December 2011 note (2)	2012	2011	Increase in transfer value less contributions made by directors during 2012	Contributions to defined contribution pension schemes note (4)
			£000	£000	£000	£000	£000	£000	£000
Rob Devey	44								–
John Foley	56								50
Michael McLintock (note 5)	51	20	56	1	(1)	1,323	1,102	218	–
Nic Nicandrou	47								–
Barry Stowe	55								2
Tidjane Thiam	50								–
Mike Wells	52								19

Notes
1 As required by the Companies Act remuneration regulations.
2 As required by Stock Exchange Listing rules.
3 The transfer value equivalent has been calculated in accordance with the M&G Group Pension Scheme's transfer basis.
4 This table includes employer contributions to defined contribution plans totalling £71,124 (2011: £56,224). Supplements in the form of cash are included in the table on page 134.
5 Michael McLintock became a deferred member of the M&G defined benefit scheme on 5 April 2012. The amounts shown above as at 31 December 2012 are calculated as at this date.

No enhancements to retirement benefits were paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners which have been made during the year.

2012 implementation of remuneration policy Prudential plc Annual Report 2012 131

Executive directors' service contracts

The normal notice of termination that the Company is required to give executive directors is 12 months. Accordingly, in normal circumstances, a director whose contract is terminated would be entitled to one year's salary and benefits in respect of their notice period. Additionally, outstanding awards under annual and long-term incentive plans may vest depending on the circumstances and according to the rules of the plans. When considering the termination of any service contract, the Remuneration Committee will have regard to the specific circumstances of each case, including the director's obligation to mitigate his loss. Payments are phased over the notice period.

Executive directors' service contracts provide details of the broad types of remuneration to which they are entitled, and about the kinds of plans in which they may be invited to participate. The service contracts offer no certainty as to the value of performance-related reward and confirms that any variable payment will be at the discretion of the Company.

Details of the service contracts of the executive directors are outlined below:

Executive director	Date of contract	Notice period to the Company	Notice period from the Company
Rob Devey	1 July 2009	12 months	12 months
John Foley	8 December 2010	12 months	12 months
Michael McLintock	21 November 2001	6 months	12 months
Nic Nicandrou	26 April 2009	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Tidjane Thiam	20 September 2007	12 months	12 months
Mike Wells[note]	15 October 2010	12 months	12 months

Note
The contract for Mike Wells is a renewable one-year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or the director gives at least 90 days' notice prior to the end of the relevant term.

Policy on external appointments

Subject to the Group Chief Executive's or the Chairman's approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Any fees paid may be retained by the executive director. During 2012, Michael McLintock received £47,500 as a trustee of another organisation (for reference, Michael McLintock received £45,000 for this role in 2011). Other directors served on the boards of educational, development, charitable and cultural organisations without receiving a fee for such services.

Chairman and non-executive directors' letters of appointment and fees

Non-executive directors' letters of appointment

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

Under the terms of their letters of appointment, continuation of the non-executive directors' appointment is contingent on satisfactory performance and re-election by shareholders. Non-executive directors are typically expected to serve two three-year terms from the date of their election by shareholders. Thereafter, the Board may invite the Director to serve for an additional period.

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2012 implementation of remuneration policy continued

Details of the letters of appointment for the non-executive directors are outlined below:

Non-executive director	Appointment by the Board	Initial election by shareholders at AGM	Notice period	Expiration of current term of appointment
Keki Dadiseth (note 1)	1 April 2005	AGM 2005	6 months	AGM 2013
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2014
Michael Garrett (note 1)	1 September 2004	AGM 2005	6 months	AGM 2013
Ann Godbehere	2 August 2007	AGM 2008	6 months	AGM 2014
Alistair Johnston	1 January 2012	AGM 2012	6 months	AGM 2015
Paul Manduca (note 2)	15 October 2010	AGM 2011	6 months	AGM 2014
Kaikhushru Nargolwala	1 January 2012	AGM 2012	6 months	AGM 2015
Kathleen O'Donovan (note 3)	8 May 2003	AGM 2004	6 months	n/a
Philip Remnant (note 4)	1 January 2013	AGM 2013	6 months	AGM 2016
Lord Turnbull	18 May 2006	AGM 2006	6 months	AGM 2015

Notes
1 Keki Dadiseth and Michael Garrett were reappointed in 2012 for one year. The Board will consider a further renewal term in May 2013.
2 Paul Manduca was appointed as Chairman of the Board on 2 July 2012.
3 Kathleen O'Donovan retired from the Board on 31 March 2012.
4 For Philip Remnant the table assumes initial election by shareholders at the 2013 AGM.

Chairman's letter of appointment, fees and benefits

Paul Manduca was appointed as a non-executive director on 15 October 2010 and became Senior Independent Director on 1 January 2011. On 2 July 2012, he was appointed Chairman. He is paid an annual fee of £600,000. A contractual notice period of 12 months by either party applies. Paul Manduca is provided with life assurance cover of four times his annual fees plus an additional sum to buy a dependants' annuity, private medical insurance and the use of a car and driver. No pension allowance is paid and he is not a member of any Group pension scheme.

Non-executive directors' fees

Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including chairmanship and membership of committees where appropriate. The Board reviews fees annually.

An increase of just under 3 per cent was made to the basic non-executive fee with effect from 1 July 2012. No increases were made to the additional fees paid to committee chairmen or members. The revised fees are:

Annual fees	From 1 July 2012 £
Basic fee	87,500
Audit Committee Chairman – additional fee	70,000
Audit Committee member – additional fee	25,000
Remuneration Committee Chairman – additional fee	50,000
Remuneration Committee member – additional fee	25,000
Risk Committee Chairman – additional fee	60,000
Risk Committee member – additional fee	25,000
Senior Independent Director – additional fee	50,000

Notes
1 No fee is payable for chairmanship or membership of the Nomination Committee.
2 The Company may determine that additional fees should be paid if, in a particular year, the number of meetings is materially greater than usual.

Please see the table on page 134 for details of the fees received by individual non-executive directors during 2012.

2012 implementation of remuneration policy Prudential plc Annual Report 2012 133

Non-executive directors' share ownership requirements

In July 2011, a share ownership requirement for non-executive directors was introduced. Non-executive directors are required to hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for chairmanship and membership of any committees). Non-executive directors will be expected to attain this level of share ownership within three years of the implementation of this requirement (or within three years of their date of appointment, if later). The Chairman is required to hold shares with a value equivalent to one times his annual fee and is expected to attain this level of share ownership within five years of the date of his appointment.

Directors' shareholdings

The interests of directors in ordinary shares of the Company are set out below. 'Shares subject to deferral' includes shares acquired under the Share Incentive Plan (detailed in the table on page 142), deferred annual incentive awards and interests in shares awarded on appointment (detailed in the 'Other Share Awards' table on pages 140 and 141).

	1 January 2012	31 December 2012				12 March 2013
	Beneficial interest (Number of shares)	Number of shares owned outright	Number of shares subject to deferral	Total beneficial interest (Number of shares)	Number of shares subject to performance conditions	Beneficial interest (Number of shares)
Keki Dadiseth	32,196	32,196	–	32,196	–	32,196
Howard Davies	3,083	3,192	–	3,192	–	3,192
Rob Devey	126,006	154,746	120,697	275,443	537,208	275,443
John Foley	364,378	277,178	46,057	323,235	351,917	323,235
Michael Garrett	39,233	39,233	–	39,233	–	39,233
Ann Godbehere	15,914	15,914	–	15,914	–	15,914
Alistair Johnston note(1)	–	5,000	–	5,000	–	5,000
Paul Manduca	2,500	2,500	–	2,500	–	2,500
Harvey McGrath note(2)	300,636	–	–	–	–	–
Michael McLintock	595,363	487,203	195,530	682,733	161,834	682,733
Kaikhushru Nargolwala note(3)	–	16,000	–	16,000	–	16,000
Nic Nicandrou note(4)	167,655	227,791	123,067	350,858	546,037	350,907
Kathleen O'Donovan note(5)	24,425	–	–	–	–	–
Philip Remnant note(6)	–	–	–	–	–	–
Barry Stowe note(7)	274,575	359,997	151,234	511,231	625,976	511,231
Tidjane Thiam	650,116	524,123	399,716	923,839	1,408,368	923,839
Lord Turnbull	16,624	16,624	–	16,624	–	16,624
Mike Wells note(8)	438,718	369,142	222,666	591,808	1,152,908	591,808

Notes
1 Alistair Johnston was appointed to the Board on 1 January 2012.
2 Harvey McGrath retired from the Board on 2 July 2012.
3 Kaikhushru Nargolwala was appointed to the Board on 1 January 2012.
4 Nic Nicandrou's interest in shares on 12 March 2013 includes his monthly purchases made under the SIP plan in January, February and March 2013.
5 Kathleen O'Donovan retired from the Board on 31 March 2012.
6 Philip Remnant was appointed to the Board on 1 January 2013.
7 Part of Barry Stowe's beneficial interest in shares is made up of 207,963 ADRs (representing 415,926 ordinary shares) and 95,305 ordinary shares. 8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy).
8 Mike Wells' beneficial interest in shares is made up of 295,904 ADRs (representing 591,808 ordinary shares). In the table above, the figure for shares subject to performance conditions reflects the maximum number of shares (150 per cent of the original number awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved.

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134 Directors' remuneration report Prudential plc Annual Report 2012

2012 implementation of remuneration policy continued

Directors' remuneration for 2012 (audited information)

£000	Salary/ fees	2012 cash bonus	2012 deferred bonus	Total 2012 bonus	Benefits*	Cash supplements for pension purposes	Total emoluments 2012†	2012 employers' pension contributions‡	Value of anticipated releases from LTIPs in respect of performance periods ending 31 December 2012§	Total 2012 remuneration - 'The Single Figure'¶
Chairman										
Paul Manduca[note (1)]	393	–	–	–	71	–	464	–	–	464
Harvey McGrath[note (2)]	252	–	–	–	50	–	302	–	–	302
Executive directors										
Rob Devey	600	426	284	710	114	150	1,574	–	1,804	3,378
John Foley	610	586	390	976	156	103	1,845	50	–	1,895
Michael McLintock[note (3)]	360	904	404	1,308	124	93	1,885	218	3,190	5,293
Nic Nicandrou	630	655	437	1,092	99	158	1,979	–	1,804	3,783
Barry Stowe[note (4)]	651	613	409	1,022	608	163	2,444	2	2,183	4,629
Tidjane Thiam	1,000	1,000	1,000	2,000	123	250	3,373	–	4,428	7,801
Mike Wells[note (5)]	663	2,031	871	2,902	55	–	3,620	19	3,008	6,647
Total executive directors	4,514	6,215	3,795	10,010	1,279	917	16,720	289	16,417	33,426
Non-executive directors										
Keki Dadiseth[note (6)]	120						120			120
Howard Davies	171						171			171
Michael Garrett	111						111			111
Ann Godbehere	181						181			181
Alistair Johnston	111						111			111
Kaikhushru Nargolwala	136						136			136
Kathleen O'Donovan[note (7)]	28						28			28
Lord Turnbull	161						161			161
Total non-executive directors	1,019						1,019			1,019
Overall total	6,178	6,215	3,795	10,010	1,400	917	18,505	289	16,417	35,211

* The value of benefits is the cost to the Company of providing core and additional benefits.
† Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures.
‡ Pension benefits are described in the section on 'Pensions benefits' on page 129.
§ Value of anticipated long-term incentive plan releases is the total of cash paid plus, for shares released, the value of the released shares based on the average closing share price over the period 1 October 2012 to 31 December 2012. All executive directors participate in long-term incentive plans and the details of share releases from awards with a performance period ending 31 December 2012 are provided in the footnote to the tables on share awards on pages 137 to 139. This figure does not include releases from other share plans (detailed on pages 140 to 141) or all-employee share plans, (set out on page 142). Dividend equivalents will be released on these vested shares.
¶ 'The Single Figure' is based on the methodology outlined on page 124.

Notes

1 Paul Manduca was appointed as Chairman on 2 July 2012. The figures above include the fees he received as senior independent non-executive director prior to his appointment as Chairman.
2 Harvey McGrath retired from the Board on 2 July 2012.
3 'The Single Figure' for Michael McLintock includes the increase in transfer value of his defined benefit pension. This is outlined on page 130.
4 Barry Stowe's benefits relate primarily to his expatriate status, including costs of £217,567 for housing, £32,104 for children's education, £69,289 for home leave and a £248,894 Executive Director Location Allowance.
5 Mike Wells' bonus figure excludes a contribution of US$15,000 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under employers' pension contribution.
6 Keki Dadiseth was paid allowances totalling £8,997 in respect of his accommodation expenses in London whilst on the Company's business.
7 Kathleen O'Donovan retired from the Board on 31 March 2012.

2012 implementation of remuneration policy Prudential plc Annual Report 2012 135

Directors' remuneration for 2011 (audited information)

£000	Salary/ fees	2011 cash bonus	2011 deferred bonus	Total 2011 bonus	Benefits*	Cash supplements for pension purposes†	Total emoluments 2011	Value of anticipated releases from LTIPs in respect of performance periods ending 31 December 2011‡
Chairman								
Harvey McGrath	500	–	–	–	82	–	582	–
Executive directors								
Rob Devey	550	479	319	798	111	138	1,597	1,544
John Foley (note 1)	550	518	345	863	139	100	1,652	–
Michael McLintock	350	779	279	1,058	93	96	1,597	6,005
Nic Nicandrou	550	507	338	845	84	138	1,617	2,020
Barry Stowe (note 2)	641	579	386	965	544	160	2,310	2,341
Tidjane Thiam	900	785	785	1,570	116	225	2,811	1,910
Mike Wells (notes 1 and 3)	624	1,660	711	2,371	64	–	3,059	1,369
Total executive directors	4,165	5,307	3,163	8,470	1,151	857	14,643	15,189
Non-executive directors								
Keki Dadiseth (note 4)	102						102	
Howard Davies	153						153	
Michael Garrett	93						93	
Ann Godbehere	158						158	
Bridget Macaskill (note 5)	65						65	
Paul Manduca	156						156	
Kathleen O'Donovan	98						98	
James Ross (note 6)	33						33	
Lord Turnbull	129						129	
Total non-executive directors	987						987	
Overall total	5,652	5,307	3,163	8,470	1,233	857	16,212	15,189

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and expatriate benefits.
† Pension benefits are described in the section on 'Pensions and long-term savings' in the 2011 Directors' remuneration report.
‡ Value of anticipated long-term incentive plan releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at 31 December 2011. This figure does not include releases from other share plans or all-employee share plans. Dividend equivalents will be released on these vested shares.

Notes
1 John Foley and Mike Wells were appointed to the Board on 1 January 2011.
2 Barry Stowe's benefits relate primarily to his expatriate status, including costs of £184,489 for housing, £32,077 for children's education, £35,093 for home leave and a £245,114 Executive Director Location Allowance.
3 Mike Wells' bonus figure excludes a contribution of US$12,250 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included in the table on pension contributions.
4 Keki Dadiseth was paid allowances totalling £8,997 in respect of his accommodation expenses in London whilst on the Company's business as is the usual practice for directors who are not resident in the UK.
5 Bridget Macaskill retired from the Board on 30 September 2011.
6 James Ross retired from the Board on 19 May 2011.

2012 implementation of remuneration policy Directors' remuneration report

136 Directors’ remuneration report Prudential plc Annual Report 2012

Supplementary information

Payments and share releases in 2012 to

past executive directors

Nick Prettejohn

The 2009 Directors’ remuneration report provided details of the remuneration arrangements that would apply to Nick Prettejohn after he resigned from the position of Chief Executive UK & Europe. These arrangements were implemented as intended by the Committee.

The performance periods of Nick Prettejohn’s GPSP and UK BUPP awards for 2009 ended on 31 December 2011. Vesting was prorated based on service (ie 9/36ths). Vesting remained dependent on performance achieved over the performance period and shares were released at the same time as for other participants in these plans.

The performance condition attached to the 2009 GPSP award was met in full and 100 per cent of the proportion of the award which was outstanding was released during 2012. Achievement against the shareholder capital value performance measure attached to the 2009 UK BUPP award was 12.5 per cent per annum (on a compound basis), so 87.5 per cent of the outstanding portion of this award was released during 2012. This award was the last that Nick Prettejohn had outstanding under a Prudential long-term incentive plan.

Clark Manning

Clark Manning stepped down from his role as President and Chief Executive of Jackson and as an executive director on

31 December 2010. Clark Manning remained Chairman of Jackson until 30 April 2011 and acted in an advisory role until

31 December 2011. The 2010 Directors’ remuneration report provided details of the remuneration arrangements that would apply to Clark Manning after his resignation. These arrangements were implemented as intended by the Committee.

During 2012, Clark Manning received the following payments:

Clark Manning had a prorated 2011 annual bonus opportunity (4/12ths) based on his length of service as Chairman of Jackson during 2011. On this basis, a cash payment of Ł725,389 was made to him in 2012;

The deferred portion of the bonuses awarded to Clark Manning in respect of performance in 2009 and 2010 were released to Clark Manning in July 2012;

The performance condition attached to the 2009 GPSP award was met in full and 100 per cent of the award was released in 2012; and

Achievement against the shareholder capital value performance measure attached to the 2009 JNL BUPP award was 11.5 per cent per annum (on a compound basis) so 93.75 per cent of the outstanding portion of this award was released in 2012.

The performance condition attached to the 2010 GPSP award was met in full and 100 per cent of the award will be released during 2013. Achievement of the SCV performance measure attached to the 2010 Jackson BUPP award was 22.68 per cent per annum (on a compound basis), so 100 per cent of the outstanding portion of this award will be released during 2013.

Outstanding 2010 awards made to Clark Manning under the GPSP and BUPP will vest (subject to the achievement of performance conditions) on the same schedule as awards made to other executive directors. These awards will be prorated to refl ect the portion of the performance periods which had elapsed on 31 December 2011 (ie 24/36ths).

No awards were made to Clark Manning under any long-term incentive plan during 2011 or 2012 and none will be made in any subsequent year.

Payments and share releases in 2012 to newly appointed executive directors

Share awards made to Nic Nicandrou and Rob Devey in connection with their appointment were released, as scheduled, during 2012. Details of these awards were originally set out in the Directors’ remuneration report for 2009. Please see the Other share awards table for details.

No other amounts were paid during the fi nancial year or were receivable by directors (or past directors) in connection with leaving the organisation.

Supplementary information Prudential plc Annual Report 2012 137

Supplementary information Directors' remuneration report

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

The section below sets out the outstanding share awards under the Group Performance Share Plan and the awards made under additional long-term plans (Business Unit Performance Plan and JNL Performance Share Plan) for the executive directors with regional responsibilities.

Plan name	Year of award	Conditional share awards outstanding at 1 January 2012 (Number of shares)	Conditional awards in 2012 (Number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares (Number of shares released) note (2)	Rights exercised in 2012	Rights lapsed in 2012	Conditional share awards outstanding at 31 December 2012 (Number of shares)	Date of end of performance period
Rob Devey									
GPSP	2009	120,898		639	15,361	136,259		–	31 Dec 11
BUPP	2009	120,897		639	15,361	136,258		–	31 Dec 11
GPSP	2010	104,089		568.5				104,089	31 Dec 12
BUPP	2010	104,089		568.5				104,089	31 Dec 12
GPSP	2011	76,242		733.5				76,242	31 Dec 13
BUPP	2011	76,242		733.5				76,242	31 Dec 13
GPSP	2012		88,273	678				88,273	31 Dec 14
BUPP	2012		88,273	678				88,273	31 Dec 14
		602,457	176,546		30,722	272,517		537,208	
John Foley									
GPSP	2011	152,484		733.5				152,484	31 Dec 13
GPSP	2012		199,433	678				199,433	31 Dec 14
		152,484	199,433					351,917	
Michael McLintock									
GPSP	2009	92,022		455.5	11,691	103,713		–	31 Dec 11
GPSP	2010	66,238		568.5				66,238	31 Dec 12
GPSP	2011	48,517		733.5				48,517	31 Dec 13
GPSP	2012		47,079	678				47,079	31 Dec 14
		206,777	47,079		11,691	103,713		161,834	
Nic Nicandrou									
GPSP	2009	316,328		639	40,197	356,525		–	31 Dec 11
GPSP	2010	208,179		568.5				208,179	31 Dec 12
GPSP	2011	152,484		733.5				152,484	31 Dec 13
GPSP	2012		185,374	678				185,374	31 Dec 14
		676,991	185,374		40,197	356,525		546,037	
Barry Stowe[note (1)]									
GPSP	2009	196,596		455.5	22,868	219,464		–	31 Dec 11
BUPP	2009	196,596		455.5	19,780	189,834	26,542	–	31 Dec 11
GPSP	2010	129,076		568.5				129,076	31 Dec 12
BUPP	2010	129,076		568.5				129,076	31 Dec 12
GPSP	2011	88,270		733.5				88,270	31 Dec 13
BUPP	2011	88,270		733.5				88,270	31 Dec 13
GPSP	2012		95,642	678				95,642	31 Dec 14
BUPP	2012		95,642	678				95,642	31 Dec 14
		827,884	191,284		42,648	409,298	26,542	625,976

138 Directors' remuneration report Prudential plc Annual Report 2012

Supplementary information continued

Plan name	Year of award	Conditional share awards outstanding at 1 January 2012 (Number of shares)	Conditional awards in 2012 (Number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares (Number of shares released) note (2)	Rights exercised in 2012	Rights lapsed in 2012	Conditional share awards outstanding at 31 December 2012 (Number of shares)	Date of end of performance period
Tidjane Thiam									
GPSP	2009	299,074		455.5	38,004	337,078		–	31 Dec 11
GPSP	2010	510,986		568.5				510,986	31 Dec 12
GPSP	2011	374,279		733.5				374,279	31 Dec 13
GPSP	2012		523,103	678				523,103	31 Dec 14
		1,184,339	523,103		38,004	337,078		1,408,368	
Mike Wells notes (1 & 5)									
JNL PSP	2008	84,900		546		84,900		–	31 Dec 11
JNL PSP	2009	218,100		455.5				218,100	31 Dec 12
JNL PSP	2010	141,000		568.5				141,000	31 Dec 13
GPSP	2011	197,648		733.5				197,648	31 Dec 13
BUPP	2011	197,648		733.5				197,648	31 Dec 13
GPSP	2012		199,256	678				199,256	31 Dec 14
BUPP	2012		199,256	678				199,256	31 Dec 14
		839,296	398,512			84,900		1,152,908	

Notes

1 The awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

2 In 2009 and 2010, a scrip dividend equivalent and in 2011 and 2012 a DRIP dividend equivalent were accumulated on these awards.

3 On 31 December 2012, the performance period of the 2010 GPSP awards came to an end. Prudential's TSR performance was 139.9 per cent of the TSR performance of the peer index. On this basis, it is anticipated that awards granted under this plan in 2010 will vest in full. This will result in 104,089 shares vesting for Rob Devey, 66,238 shares for Michael McLintock, 208,179 shares for Nic Nicandrou, 129,076 shares for Barry Stowe and 510,986 shares for Tidjane Thiam under this plan. Dividend equivalents will be released on these vested shares.

4 At 31 December 2012, the performance period of the 2010 BUPP awards came to an end. Over the performance period the new business profit, IFRS profit and cash remittance achieved by the Asia business meant that it is anticipated that 95.2 per cent of the award will vest. This will result in 122,880 shares being released to Barry Stowe under this plan. Since the UK BUPP uses the same TSR performance measure as the GPSP, it is anticipated that 104,089 shares will be released to Rob Devey under this plan. No current executive director participated in the 2010 JNL BUPP. Dividend equivalents will be released on these vested shares.

5 The table above reflects the maximum number of shares (150 per cent of the original number awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved. On 31 December 2012, the performance period of the 2009 JNL Performance Share Plan award came to an end. On the basis of the shareholder value being achieved by the Jackson business over the performance period, it is anticipated that 150 per cent of awards will vest, resulting in 218,100 shares being released to Mike Wells under this plan in 2013.

Supplementary information Prudential plc Annual Report 2012 139

Business-specific cash-based long-term incentive plans

Details of all outstanding awards under cash-based long-term incentive plans are set out in the table below. The performance period for all M&G Executive LTIP awards is three years while the performance period for all JNL LTIP awards is four years:

	Year of initial award	Face value of conditional share awards outstanding at 1 January 2012 £000	Conditionally awarded in 2012 £000	Payments made in 2012 £000	Face value of conditional share awards outstanding at 31 December 2012 £000	Date of end of performance period
Michael McLintock						
M&G Executive LTIP	2009	1,830		5,417	–	31 Dec 11
M&G Executive LTIP	2010	987			987	31 Dec 12
M&G Executive LTIP	2011	1,318			1,318	31 Dec 13
M&G Executive LTIP	2012		953		953	31 Dec 14
Total cash payments made in 2012				5,417		
Mike Wells						
JNL LTIP	2008	756		827	–	31 Dec 11
JNL LTIP	2009	894			894	31 Dec 12
JNL LTIP	2010	906			906	31 Dec 13
Total cash payments made in 2012				827		

Note

Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G's profit growth and investment performance over the performance period. For the 2009 award of 1,830,189 units, the unit price at the end of the performance period was £2.96 which resulted in a payment of £5,417,359 to Michael McLintock during 2012. For the 2010 award of 987,179 units, the unit price at the end of the performance period was £2.65. This will result in payment of £2,616,024 to Michael McLintock in 2013.

See page 128 for a description of the JNL LTIP. Performance over the period from 2008 to 2011 resulted in a payment of £826,975 to Mike Wells during 2012. Performance over the period from 2009 to 2012 will result in a payment of £1,117,509 being paid to Mike Wells in 2013. The awards above were made before Mike Wells became an executive director and it is anticipated that no further awards will be made to him under this Plan.

The sterling face value of Mike Wells' JNL LTIP awards have been calculated using the average exchange rate for the year in which the grant was made. The dollar face value of conditional share awards outstanding on 1 January 2012 and 31 December 2012 was US$4,200,000 and US$2,800,000 respectively.

Supplementary information Directors' remuneration report

140 Directors' remuneration report Prudential plc Annual Report 2012

Supplementary information continued

Other share awards

The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payments. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2011 annual incentives, made in 2012, the average share price was 776 pence. Please see the table on page 142 for details of shares acquired under the Share Incentive Plan.

	Year of grant	Conditional share awards outstanding at 1 January 2012 (Number of shares)	Conditionally awarded in 2012 (Number of shares)	Dividends accumulated in 2012 (Number of shares) note (2)	Shares released in 2012 (Number of shares)	Conditional share awards outstanding at 31 December 2012 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Rob Devey										
Awards under appointment terms	2009	50,575			50,575	–	31 Mar 12	29 Mar 12	639	750
Deferred 2009 annual incentive award	2010	28,737		1,018		29,755	31 Dec 12		552.5	
Deferred 2010 annual incentive award	2011	46,694		1,655		48,349	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012		41,136	1,457		42,593	31 Dec 14		750	
		126,006	41,136	4,130	50,575	120,697				
John Foley										
Deferred 2009 deferred PruCap award	2010	172,993		6,133	179,126	–	14 Dec 12	14 Dec 12	612	881
Deferred 2011 annual incentive award	2012		44,481	1,576		46,057	31 Dec 14		750	
		172,993	44,481	7,709	179,126	46,057				
Michael McLintock										
Deferred 2008 annual incentive award	2010	137,700			137,700	–	31 Dec 11	15 Mar 12	519.5	780
Deferred 2009 annual incentive award	2010	74,840		2,653		77,493	31 Dec 12		552.5	
Deferred 2010 annual incentive award	2011	77,988		2,765		80,753	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012		36,008	1,276		37,284	31 Dec 14		750	
		290,528	36,008	6,694	137,700	195,530				
Nic Nicandrou										
Awards under appointment terms	2009	68,191			68,191	–	31 Mar 12	29 Mar 12	639	750
Deferred 2009 annual incentive award	2010	26,342		934		27,276	31 Dec 12		552.5	
Deferred 2010 annual incentive award	2011	48,155		1,707		49,862	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012		43,518	1,542		45,060	31 Dec 14		750	
		142,688	43,518	4,183	68,191	122,198

Supplementary information Prudential plc Annual Report 2012 141

	Year of grant	Conditional share awards outstanding at 1 January 2012 (Number of shares)	Conditionally awarded in 2012 (Number of shares)	Dividends accumulated in 2012 (Number of shares) note (2)	Shares released in 2012 (Number of shares)	Conditional share awards outstanding at 31 December 2012 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Barry Stowe (note (1))										
Deferred 2008 annual incentive award	2009	22,643			22,643	–	31 Dec 11	15 Mar 12	349.5	780
Deferred 2009 annual incentive award	2010	39,088		1,386		40,474	31 Dec 12		552.5	
Deferred 2010 annual incentive award	2011	56,316		1,998		58,314	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012		50,648	1,798		52,446	31 Dec 14		750	
		118,047	50,648	5,182	22,643	151,234				
Tidjane Thiam										
Deferred 2008 annual incentive award	2010	69,924			69,924	–	31 Dec 11	15 Mar 12	552.5	780
Deferred 2009 annual incentive award	2010	63,240		2,242		65,482	31 Dec 12		552.5	
Deferred 2010 annual incentive award	2011	221,657		7,858		229,515	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012		101,134	3,585		104,719	31 Dec 14		750	
		354,821	101,134	13,685	69,924	399,716				
Mike Wells (note (1))										
2009 After Tax Deferral Program award (note (3))	2010	32,250				32,250	15 Mar 13		520	
Deferred 2010 Group Deferred Bonus Plan award	2011	90,854		3,226		94,080	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012		93,034	3,302		96,336	31 Dec 14		750	
		123,104	93,034	6,528		222,666				

Notes

1 The Deferred Share Awards in 2010, 2011 and 2012 for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

2 In 2009 and 2010 a scrip dividend equivalent and in 2011 and 2012 a DRIP dividend equivalent were accumulated on these awards.

3 This award attracts dividends in the form of cash rather than shares.

Supplementary information Directors' remuneration report

142 Directors' remuneration report Prudential plc Annual Report 2012

Supplementary information continued

Shares acquired under the Share Incentive Plan

	Year of initial grant	Share incentive plan awards held in Trust at 1 January 2012 (Number of shares)	Partnership shares accumulated in 2012 (Number of shares)	Matching shares accumulated in 2012 (Number of shares)	Dividend shares accumulated in 2012 (Number of shares)	Share Incentive Plan awards held in Trust at 31 December 2012 (Number of shares)
Nic Nicandrou						
Shares held in Trust	2010	596	199	50	24	869

Note
The table above provides information about shares purchased under the SIP together with Matching shares (awarded on a 1:4 basis) and Dividend shares. The total number of shares will only be released if Nic Nicandrou remains in employment for five years.

Outstanding share options

The following table sets out the share options held by the directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors held shares in any other option scheme.

				Exercise period		Number of options						
	Date of grant	Exercise price	Market price at 31 December 2012	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
John Foley	25 Apr 08	551	865.5	01 Jun 13	29 Nov 13	2,953	–	–	–	–	–	2,953
Tidjane Thiam	16 Sep 11	465.8666	865.5	01 Dec 14	29 May 15	965	–	–	–	–	–	965
Nic Nicandrou	16 Sep 11	465.8666	865.5	01 Dec 16	31 May 17	3,268	–	–	–	–	–	3,268
Rob Devey	16 Sep 11	465.8666	865.5	01 Dec 16	31 May 17	3,268	–	–	–	–	–	3,268

Notes
1 No gains were made by directors in 2012 on the exercise of SAYE options (2011: £665).
2 No price was paid for the award of any option.
3 The highest and lowest closing share prices during 2012 were 911.5 pence and 633.5 pence respectively.

Dilution

Releases from Prudential's GPSP and BUPP are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2012 was 0.1 per cent of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

Supplementary information Prudential plc Annual Report 2012 143

Company TSR performance (unaudited information)

As required by the Companies Act, the line chart below compares Prudential's Total Shareholder Return (TSR) during the five years from 1 January 2008 to 31 December 2012, with that of the peer group against which TSR is measured for the purposes of the Group Performance Share Plan. Our performance is also shown relative to the FTSE 100 since Prudential is a major company within this index. This chart is prepared using the methodology stipulated in the current remuneration regulations:

Prudential TSR v FTSE 100 and peer group index – total returns % over five years to December 2012


160
140
120
100
80
60
40
146.4
109.6
67.3
Dec 2007
Dec 2008
Dec 2009
Dec 2010
Dec 2011
Dec 2012
Prudential
FTSE 100
Peer group index

Five highest paid individuals (unaudited information)

Of the five individuals with the highest emoluments in 2012, three were directors whose emoluments are disclosed in this report (2011: two; 2010: one). The aggregate of the emoluments of the other two individuals for 2012 (2011: three; 2010: four) were as follows:

£000,000	2010	2011	2012
Base salaries, allowances and benefits in kind (note 1)	1	1	–
Pension contributions (note 2)	–	–	–
Bonuses paid or receivable	18	23	15
Share-based payments and other cash payments	6	2	1
Total	25	26	16

Notes
1 Base salaries, allowances and benefits in kind in 2012 were less than £400,000.
2 Pension contributions payable were less than £150,000 in each period.

Their emoluments were within the following bands:

	2010	2011	2012
£5,000,001 – £5,100,000	1		
£5,300,001 – £5,400,000	1		
£5,700,001 – £5,800,000			1
£6,000,001 – £6,100,000	1		
£8,200,001 – £8,300,000		1	
£8,300,001 – £8,400,000	1		
£8,400,001 – £8,500,000		2	
£10,000,001 – £10,100,000			1

Signed on behalf of the Board of directors



Lord Turnbull
Chairman of the Remuneration Committee
12 March 2013



Paul Manduca
Chairman
12 March 2013

Supplementary information Directors' remuneration report

144 Prudential plc Annual Report 2012

Prudential plc Annual Report 2012 145

Section 5

Financial

statements

Financial statements and European Embedded Value (EEV)

basis supplementary information

146 Index to Group financial statements

147 Consolidated income statement

148 Consolidated statement of comprehensive income

149 Consolidated statement of changes in equity

151 Consolidated statement of financial position

153 Consolidated statement of cash flows

154 Notes on the Group financial statements

315 Balance sheet of the parent company

316 Notes on the parent company financial statements

324 Statement of directors’ responsibilities in respect of the annual report and the financial statements

325 Independent auditor’s report to the members of Prudential plc

326 EEV basis results

331 Notes on the EEV basis results

363 Statement of directors’ responsibilities in respect of the EEV basis supplementary information

364 Independent auditor’s report to Prudential plc on the EEV basis supplementary information

366 Additional unaudited financial information

Financial statements

146 Financial statements Prudential plc Annual Report 2012

Index to Group fi nancial statements

Primary statements

147 Consolidated income statement

148 Consolidated statement of comprehensive income

149 Consolidated statement of changes in equity

151 Consolidated statement of financial position

153 Consolidated statement of cash flows

Notes on the Group financial statements

Section A: Background and accounting policies

154 A1: Nature of operations

154 A2: Basis of preparation

154 A3: Accounting policies

166 A4: Critical accounting estimates and judgements

170 A5: New accounting pronouncements

Section B: Summary of results

176 B1: Segment disclosure – profit before tax

179 B2: Earnings per share

180 B3: Dividends

181 B4: Exchange translation

182 B5: Group statement of financial position

Section C: Group risk management

191 C: Group risk management

Section D: Life assurance business

192 D1: Group overview

197 D2: UK insurance operations

213 D3: US insurance operations

231 D4: Asia insurance operations

238 D5: Capital position statement for life assurance businesses

Section E: Asset management (including US broker-dealer) and other operations

247 E1: Income statement for asset management operations

249 E2: Statement of financial position for asset management operations

250 E3: Regulatory and other surplus for asset

management operations

251 E4: Sensitivity of profit and shareholders’ equity to

market and other financial risk

251 E5: Other operations

Section F: Income statement notes

252 F1: Segmental information

254 F2: Revenue

256 F3: Acquisition costs and other expenditure

257 F4: Finance costs – Interest on core structural borrowings of shareholder-financed operations

257 F5: Tax

Section G: Financial assets and liabilities

262 G1: Financial instruments – Designation and fair values

269 G2: Market risk

273 G3: Derivatives and Hedging

274 G4: Derecognition and collateral

274 G5: Impairment of financial assets

Section H: Other information on statement of fi nancial position items

275 H1: Intangible assets attributable to shareholders

279 H2: Intangible assets attributable to with-profits funds

280 H3: Reinsurers’ share of insurance contract liabilities

281 H4: Tax assets and liabilities

283 H5: Accrued investment income and other debtors

283 H6: Property, plant and equipment

284 H7: Investment properties

285 H8: Investments in associates and joint ventures

287 H9: Properties held for sale

287 H10: Cash and cash equivalents

287 H11: Shareholders’ equity: share capital, share premium

and reserves

289 H12: Insurance contract liabilities and unallocated surplus of with-profits funds

289 H13: Borrowings

291 H14: Provisions and contingencies

294 H15: Other liabilities

Section I: Other notes

295 I1: Acquisition of subsidiaries

297 I2: Changes to Group’s holdings

298 I3: Staff and pension plans

308 I4: Share-based payments

311 I5: Key management remuneration

312 I6: Fees payable to auditor

312 I7: Related party transactions

313 I8: Subsidiary undertakings

313 I9: Commitments

314 I10: Cash flows

314 I11: Post balance sheet events

Parent company fi nancial statements

315 Balance sheet of the parent company

316 Notes on the parent company financial statements

Statement of directors’ responsibilities and independent auditor’s report

324 Statement of directors’ responsibilities in respect of the annual report and the financial statements

325 Independent auditor’s report to the members of Prudential plc

European Embedded Value (EEV) basis results

326 Operating profit based on longer-term investment returns

328 Summarised consolidated income statement – EEV basis

328 Earnings per share – EEV basis

328 Dividends per share

329 Movement in shareholders’ equity (excluding non-controlling interests) – EEV basis

330 Net asset value per share – EEV basis

330 Summary statement of financial position – EEV basis

331 Notes on the EEV basis results

363 Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information

364 Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

Additional unaudited fi nancial information

366 Additional unaudited fi nancial information

Primary statements Prudential plc Annual Report 2012 147

Consolidated income statement

Year ended 31 December	Note	2012 £m	2011* £m
Gross premiums earned		29,910	25,706
Outward reinsurance premiums		(506)	(429)
Earned premiums, net of reinsurance	F2	29,404	25,277
Investment return	F2	24,051	9,360
Other income	F2	2,021	1,869
Total revenue, net of reinsurance	F1,F2	55,476	36,506
Benefits and claims		(44,831)	(31,060)
Outward reinsurers' share of benefit and claims	F1	259	746
Movement in unallocated surplus of with-profits funds	H12	(1,381)	1,025
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(45,953)	(29,289)
Acquisition costs and other expenditure	F3	(6,055)	(5,120)
Finance costs: interest on core structural borrowings of shareholder-financed operations	F4	(280)	(286)
Total charges, net of reinsurance	F1	(52,288)	(34,695)
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*†		3,188	1,811
(Less) add tax (charge) credit attributable to policyholders' returns		(378)	17
Profit before tax attributable to shareholders	B1	2,810	1,828
Total tax (charge) attributable to policyholders and shareholders	F5	(991)	(392)
Adjustment to remove tax credit (charge) attributable to policyholders' returns		378	(17)
Tax charge attributable to shareholders' returns	F5	(613)	(409)
Profit for the year		2,197	1,419
Attributable to:			
Equity holders of the Company		2,197	1,415
Non-controlling interests		–	4
Profit for the year		2,197	1,419
Earnings per share (in pence)			
Based on profit attributable to the equity holders of the Company:			
Basic	B2	86.5p	55.8p
Diluted	B2	86.4p	55.7p

* The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

† This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Primary statements Financial statements

148 Financial statements Prudential plc Annual Report 2012

Consolidated statement of comprehensive income

Year ended 31 December Note 2012 Łm 2011* Łm

Profit for the year 2,197 1,419

Other comprehensive income:

Exchange movements on foreign operations and net investment hedges:

Exchange movements arising during the year B4(214)(37)

Related tax(2)(68)

(216)(105)

Unrealised valuation movements on securities of US insurance operations classifled as available-for-sale: D3(a)

Unrealised holding gains arising during the year 930 912

Deduct net gains included in the income statement on disposal and impairment(68)(101)

Total 862 811

Related change in amortisation of deferred acquisition costs H1(b)(270)(275)

Related tax(205)(187)

387 349

Other comprehensive income for the year, net of related tax 171 244

Total comprehensive income for the year 2,368 1,663

Attributable to:

Equity holders of the Company 2,368 1,659

Non-controlling interests – 4

Total comprehensive income for the year 2,368 1,663

* The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

Primary statements Prudential plc Annual Report 2012 149

Consolidated statement of changes in equity

Year ended 31 December 2012	Note	2012 £m Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	2,197	–	–	2,197	–	2,197
Other comprehensive income:									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	(216)	–	(216)	–	(216)
Unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	387	387	–	387
Total other comprehensive income		–	–	–	(216)	387	171	–	171
Total comprehensive income for the year		–	–	2,197	(216)	387	2,368	–	2,368
Dividends	B3	–	–	(655)	–	–	(655)	–	(655)
Reserve movements in respect of share-based payments		–	–	42	–	–	42	–	42
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		–	–	–	–	–	–	(38)	(38)
Share capital and share premium									
New share capital subscribed	H11	1	16	–	–	–	17	–	17
Treasury shares									
Movement in own shares in respect of share-based payment plans		–	–	(13)	–	–	(13)	–	(13)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	36	–	–	36	–	36
Net increase (decrease) in equity		1	16	1,607	(216)	387	1,795	(38)	1,757
At beginning of year:									
As previously reported		127	1,873	5,839	354	924	9,117	43	9,160
Effect of change in accounting policy for deferred acquisition costs	A5	–	–	(595)	(72)	114	(553)	–	(553)
After effect of change		127	1,873	5,244	282	1,038	8,564	43	8,607
At end of year	H11	128	1,889	6,851	66	1,425	10,359	5	10,364

Primary statements Financial statements

150 Financial statements Prudential plc Annual Report 2012

Consolidated statement of changes in equity continued

Year ended 31 December 2011	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
		2011* £m							
Reserves									
Profit for the year		–	–	1,415	–	–	1,415	4	1,419
Other comprehensive income:									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	(105)	–	(105)	–	(105)
Unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	349	349	–	349
Total other comprehensive income		–	–	–	(105)	349	244	–	244
Total comprehensive income for the year		–	–	1,415	(105)	349	1,659	4	1,663
Dividends	B3	–	–	(642)	–	–	(642)	–	(642)
Reserve movements in respect of share-based payments		–	–	44	–	–	44	–	44
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		–	–	–	–	–	–	(5)	(5)
Share capital and share premium									
New share capital subscribed	H11	–	17	–	–	–	17	–	17
Treasury shares									
Movement in own shares in respect of share-based payment plans		–	–	(30)	–	–	(30)	–	(30)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(5)	–	–	(5)	–	(5)
Net increase (decrease) in equity		–	17	782	(105)	349	1,043	(1)	1,042
At beginning of year:									
As previously reported		127	1,856	4,982	454	612	8,031	44	8,075
Effect of change in accounting policy for deferred acquisition costs		–	–	(520)	(67)	77	(510)	–	(510)
After effect of change		127	1,856	4,462	387	689	7,521	44	7,565
At end of year	H11	127	1,873	5,244	282	1,038	8,564	43	8,607

* The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

Primary statements Prudential plc Annual Report 2012 151

Consolidated statement of financial position
Assets

31 December	Note	2012 £m	2011* £m	2010*† £m
Intangible assets attributable to shareholders:				
Goodwill	H1(a)	1,469	1,465	1,466
Deferred acquisition costs and other intangible assets	H1(b)	4,267	4,234	3,901
Total		5,736	5,699	5,367
Intangible assets attributable to with-profits funds:				
In respect of acquired subsidiaries for venture fund and other investment purposes	H2(a)	178	178	166
Deferred acquisition costs and other intangible assets	H2(b)	78	89	110
Total		256	267	276
Total intangible assets		5,992	5,966	5,643
Other non-investment and non-cash assets:				
Property, plant and equipment	H6	765	748	554
Reinsurers' share of insurance contract liabilities‡	H3	6,859	1,647	1,344
Deferred tax assets	H4	2,314	2,276	2,188
Current tax recoverable	H4	254	546	555
Accrued investment income	G1,H5	2,798	2,710	2,668
Other debtors	G1,H5	1,361	987	903
Total		14,351	8,914	8,212
Investments of long-term business and other operations:				
Investment properties	H7	10,880	10,757	11,247
Associate investments accounted for using the equity method	H8	113	70	71
Financial investments§:	G1			
Loans		11,821	9,714	9,261
Equity securities and portfolio holdings in unit trusts		99,958	87,349	86,635
Debt securities		140,103	124,498	116,352
Other investments		7,900	7,509	5,779
Deposits		12,653	10,708	9,952
Total		283,428	250,605	239,297
Properties held for sale	H9	98	3	257
Cash and cash equivalents	G1,H10	6,384	7,257	6,631
Total assets	B5	310,253	272,745	260,040

* The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 and 2010 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

† As a result of the adoption of the altered US GAAP requirements as noted above, the 2010 balance sheet has been presented in accordance with IAS 1. The 2010 comparatives for the relevant balance sheet notes which have been affected by this change have been retrospectively adjusted accordingly.

‡ The increase in reinsurers' share of insurance contract liabilities and other liabilities from 2011 to 2012 is attributed to amounts due to the reinsurance arrangements attaching to the purchase by Jackson of REALIC in September 2012, as discussed in note I1.

§ Included within financial investments are £3,015 million (2011: £7,843 million) of lent securities and £2,012 million of loans and debt securities covering liabilities for funds withheld under reinsurance arrangement of the Group's US operations from the purchase of REALIC, as discussed in note I1.

Primary statements Financial statements

152 Financial statements Prudential plc Annual Report 2012

Consolidated statement of financial position
Equity and liabilities

31 December	Note	2012 £m	2011* £m	2010† £m
Equity				
Shareholders' equity	H11	10,359	8,564	7,521
Non-controlling interests		5	43	44
Total equity		10,364	8,607	7,565
Liabilities				
Policyholder liabilities and unallocated surplus of with-profits funds:				
Insurance contract liabilities	H12	208,584	180,363	171,291
Investment contract liabilities with discretionary participation features	G1	33,812	29,745	25,732
Investment contract liabilities without discretionary participation features	G1	18,378	16,967	17,704
Unallocated surplus of with-profits funds	H12	10,589	9,215	10,253
Total		271,363	236,290	224,980
Core structural borrowings of shareholder-financed operations:				
Subordinated debt	H13	2,577	2,652	2,718
Other	H13	977	959	958
Total	G1,H13	3,554	3,611	3,676
Other borrowings:				
Operational borrowings attributable to shareholder-financed operations	G1,H13	2,245	3,340	3,004
Borrowings attributable to with-profits operations	G1,H13	1,033	972	1,522
Other non-insurance liabilities:				
Obligations under funding, securities lending and sale and repurchase agreements	G1	2,436	3,114	4,199
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	G1	4,345	3,840	3,372
Deferred tax liabilities	H4	3,970	3,929	3,968
Current tax liabilities	H4	445	930	831
Accruals and deferred income		833	736	707
Other creditors	G1	2,781	2,544	2,321
Provisions	H14	601	529	729
Derivative liabilities	G1,G3	2,829	3,054	2,037
Other liabilities‡	G1,H15	3,454	1,249	1,129
Total		21,694	19,925	19,293
Total liabilities	B5	299,889	264,138	252,475
Total equity and liabilities		310,253	272,745	260,040

* The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

† As a result of the adoption of the altered US GAAP requirements as noted above, the 2010 balance sheet has been presented in accordance with IAS 1. The 2010 comparatives for the relevant balance sheet notes which have been impacted by this change have been retrospectively adjusted accordingly.

‡ The increase in reinsurers' share of insurance contract liabilities and other liabilities from 2011 to 2012 is attributed to amounts due to the reinsurance arrangements attaching to the purchase by Jackson of REALIC in September 2012, as discussed in note I1.

The consolidated financial statements on pages 147 to 314 were approved by the Board of directors on 12 March 2013 and signed on its behalf.

Paul Manduca
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

Primary statements Prudential plc Annual Report 2012 153

Consolidated statement of cash flows

Year ended 31 December	Note	2012 £m	2011* £m
Cash flows from operating activities			
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*note (i)		3,188	1,811
Non-cash movements in operating assets and liabilities reflected in profit before tax:			
Investments		(27,126)	(8,854)
Other non-investment and non-cash assets		(801)	(999)
Policyholder liabilities (including unallocated surplus)		26,710	10,874
Other liabilities (including operational borrowings)		(969)	(859)
Interest income and expense and dividend income included in result before tax		(7,772)	(7,449)
Other non-cash itemsnote (ii)		128	108
Operating cash items:			
Interest receipts		6,483	6,365
Dividend receipts		1,530	1,302
Tax paid		(925)	(561)
Net cash flows from operating activities		446	1,738
Cash flows from investing activities			
Purchases of property, plant and equipment	H6	(139)	(124)
Proceeds from disposal of property, plant and equipment		14	10
Acquisition of subsidiaries, net of cash balancenote (iii)	I1	(224)	(53)
Change to Group's holdings, net of cash balance	I2	23	–
Net cash flows from investing activities		(326)	(167)
Cash flows from financing activities			
Structural borrowings of the Group:	H10		
Shareholder-financed operations:note (iv)			
Issue of subordinated debt, net of costs		–	340
Redemption of senior debt		–	(333)
Bank loan		25	–
Interest paid		(270)	(286)
With-profits operations:note (v)			
Interest paid		(9)	(9)
Equity capital:			
Issues of ordinary share capital	H11	17	17
Dividends paid	B3	(655)	(642)
Net cash flows from financing activities		(892)	(913)
Net (decrease) increase in cash and cash equivalents		(772)	658
Cash and cash equivalents at beginning of year		7,257	6,631
Effect of exchange rate changes on cash and cash equivalents		(101)	(32)
Cash and cash equivalents at end of year	H10	6,384	7,257

* The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS4, for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

Notes

(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii) Other non-cash items consist of the adjustment of non-cash items to profit before tax together with other net items, net purchases of treasury shares and other net movements in equity.

(iii) The acquisition of REALIC in 2012, as explained further in note I1, resulted in a net cash outflow of £224 million. The acquisition of subsidiaries in 2011 related to the PAC with-profits fund's purchase of Earth & Wind and Alticom venture investments with an outflow of £53 million.

(iv) Structural borrowings of shareholder-financed operations comprise the core debt of the parent company, a PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(v) Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

Primary statements Financial statements

154 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies

A1: Nature of operations

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in Asia, the US and the UK. Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

In Asia, the Group has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. The life insurance products offered by the Group’s operations in Asia include with-profi ts (participating) and non-participating term, whole life and endowment and unit-linked policies. In Asia, unit-linked policies are usually sold with insurance riders such as health covers.

In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company (Jackson). The principal products written by Jackson are fi xed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL) and M&G Investment Management Limited. Long-term business products written in the UK are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business written in the UK also includes unit-linked products.

Prudential plc is a public limited company incorporated and registered in England and Wales. The registered office is:

Laurence Pountney Hill

London

EC4R 0HH

UK Companies House registered number: 1397169

A2: Basis of preparation

The consolidated financial statements consolidate the Group and the Group’s interest in associates and jointly-controlled entities. The parent company financial statements present information about the Company as a separate entity and not about the Group.

The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS regulation EC 1606/2032). The Company has elected to prepare its parent company financial statements in accordance with UK Generally Accepted Accounting Practice (GAAP). These are presented on pages 315 to 323. A reconciliation to IFRS has also been provided for shareholders’ equity and profi t for the year of the parent company.

The Group has applied all IFRS standards and interpretations adopted by the EU that are effective for financial years commencing on or before 1 January 2012. The Group has applied the same accounting policies in preparing the 2012 results as for 2011 except for the adoption of altered US GAAP reporting requirements for Group IFRS reporting, which is described in note A5.

A3: Accounting policies

1 Critical accounting policies

Prudential’s discussion and analysis of its fi nancial condition and results of operations are based upon Prudential’s consolidated fi nancial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2012, there were no unendorsed standards effective for the two years ended 31 December 2012 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s fi nancial information for the two years ended

31 December 2012 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

The critical accounting policies in respect of the items discussed below are critical for those that relate to the Group’s shareholder-fi nanced business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group’s with-profi ts business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described elsewhere in these financial statements.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 155

Insurance contract accounting

With the exception of certain contracts described in note D1, the contracts issued by the Group’s life assurance business are classifi ed as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, ‘Insurance Contracts’, assets and liabilities of these contracts are accounted for under previously applied GAAP. Accordingly, except as described below, the modifled statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in 2003 has been applied.

With-profits funds

With-profits funds are those in which the policyholder has a contractual right to receive at the discretion of the insurer, additional benefits based on factors such as the performance of a pool of assets held within the fund as a supplement to any guaranteed benefits.

UK regulated with-profits funds

For Group IFRS reporting, UK regulated with-profits funds are accounted for by the voluntary application of the UK accounting standard FRS 27, ‘Life Assurance’. Under this standard, for such funds, policyholder liabilities are measured on a ‘realistic basis’ as discussed in section 2(a) of this note.

Unallocated surplus of with-profits funds

Unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profi ts funds that have yet to be appropriated between policyholders and shareholders. The Group has elected to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders’ participation in the cost of bonuses arises only on distribution. The unallocated surplus is shown separately in the statement of financial position.

Overseas operations:

For Jackson, applying the MSB as applicable to overseas operations, which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP.

For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary,

to comply with UK GAAP. For the operations in India, Japan, Taiwan and, until 2012, Vietnam (as discussed in note A5), the local

GAAP is not appropriate in the context of the previously applied MSB. For these countries the insurance assets and liabilities are measured principally by reference to US GAAP. For participating business the liabilities include provisions for the policyholders’

interest in investment gains and other surpluses that have yet to be declared as bonuses.

The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured.

For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in section 2(a) below. For other operations a market consistent basis is not applied under the accounting basis described in section 2(a)

below. Details of the guarantees, basis of setting assumptions and sensitivity to altered assumptions are described in notes D3 and D4. A:

Additional details on the Group’s accounting policies for insurance assets and liabilities are shown in section 2 below.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

These policies are critical because of their significance to the volatility of the income statement result and shareholders’ equity. Under Background investment IAS 39, ‘Financial Instruments: Recognition and Measurement’, derivatives are required to be carried at fair value. Unless net and hedge accounting is applied, value movements on derivatives are recognised in the income statement.

For derivative instruments of Jackson, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were: accounting

IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics policies of insurance contracts;

The high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;

The difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson’s derivative book; Financial

The complexity of asset and liability matching of US life insurers such as those with Jackson’s product range; and finally

Whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

Taking account of these considerations the Group has decided that, except for occasional circumstances, it is not appropriate to seek statements to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson’s derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in note B1.

Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity.

Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

156 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A3: Accounting policies continued

Presentation of results before tax

The total tax charge for the Group reflects tax that in addition to relating to shareholders’ profi ts is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

Segmental analysis of results and earnings attributable to shareholders

The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in section 2(d) below.

For shareholder-backed business, with the exception of debt securities held by Jackson and assets classifled as loans and receivables at amortised cost, all financial investments and investment property are designated as assets at fair value through profit and loss. The short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after short-term fluctuations in investment returns, together with other items that are of a short-term volatile or one-off nature. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.

2 Other signifi cant accounting policies

a Long-term business contracts

Income statement treatment

Insurance contracts and investment contracts with discretionary participation features (DPF)

Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude UK premium taxes and similar duties where Prudential collects and settles taxes borne by the customer.

Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity instalment becomes due for payment. Surrenders are charged to the income statement when paid and death claims are recorded when notifled.

Acquisition costs are deferred and amortised as described in note A4.

Investment contracts other than those with DPF

For investment contracts which do not contain discretionary participating features, the accounting is carried out in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Under IFRS, investment contracts (excluding those with discretionary participation features) accounted for as financial liabilities in accordance with IAS 39 which also offer investment management services, require the application of IAS 18, ‘Revenue’, for the revenue attached to these services. Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision.

UK regulated with-profi ts funds

Prudential’s long-term business written in the UK comprises predominantly life insurance policies with discretionary participating features under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group’s Asian operations subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group’s long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profi ts with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the Board of directors. The shareholders’ share currently represents one-ninth of the cost to the with-profits fund of bonuses declared for with-profits policies.

Annual bonuses are declared and credited each year to with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and for death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 157

The policyholders’ liabilities of the regulated with-profi ts funds are accounted for under FRS 27, under which realistic basis liabilities are underpinned by the FSA’s Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

A with-profits benefits reserve (WPBR); plus

Future policy-related liabilities (FPRL); plus

The realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings. Asset shares broadly reflect the policyholders’ share of the with-profi ts fund assets attributable to their policies.

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group on a market consistent basis.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policies the Group employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Group retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management’s policy for with-profi ts funds and the disclosures made in the publicly available Principles and Practices of Financial Management.

The realistic basis liabilities representing the Peak 2 basis realistic liabilities for with-profits business included in the FSA regulatory returns include the element for the shareholders’ share of the future bonuses. For accounting purposes under FRS 27, this latter item is reversed because, consistent with the current basis of fi nancial reporting, shareholder transfers are recognised only on declaration.

Unallocated surplus

The unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

Other insurance contracts (ie contracts which contain significant insurance risk as defined under IFRS 4) A:

For these contracts ‘grandfathered’ UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies: Background

i Other UK insurance contracts

Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For and the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in accounting establishing policyholder benefits are based on published mortality tables adjusted to reflect actual experience.

ii Overseas subsidiaries policies

The assets and liabilities of insurance contracts of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group’s accounting policies.

Jackson Financial

The future policyholder benefit provisions for Jackson’s conventional protection-type policies are determined under US GAAP principles with the locked in assumptions as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations.

For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated statement of financial position is the policyholder account balance. Acquisition costs are accounted for as explained statements in note A4.

Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealised gains and losses are recognised in other comprehensive income. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs (DAC) and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities.

More precisely, shadow DAC adjustments reflect the change in DAC that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

158 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A3: Accounting policies continued

Asia operations

Except for the operations in India, Japan, Taiwan and, until 2012, Vietnam, the future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. Refinements to the local reserving methodology are generally treated as change in estimates, dependent on the nature of the change.

For the Asia operations referred to above where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For these operations the business written is primarily non-participating linked and participating business. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these three operations include provisions for the policyholders’ interest in investment gains and other surpluses that have yet to be declared as bonuses.

Although the basis of valuation of Prudential’s overseas operations is in accordance with the requirements of the Companies Act 2006 and ABI SORP, the valuation of policyholder benefi t provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features. These differences are permitted under IFRS 4.

Liability adequacy

The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related DAC) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash flows. Any deficiency is immediately charged to the income statement.

Reinsurance

The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned amongst other things.

Investment contracts (contracts which do not contain signifi cant insurance risk as defi ned under IFRS 4)

For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18, ‘Revenue’.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability.

Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

b Financial instruments other than fi nancial instruments classifi ed as long-term business contracts

Investment classifi cation

Under IAS 39, subject to specific criteria, financial instruments are required to be accounted for under one of the following categories: financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. These IAS 39 classifications have been changed by IFRS 9 ‘Financial Investments: Classifi cation and Measurement’ which is not required to be adopted until 2015 and is still subject to EU endorsement. In addition, the International Accounting Standards Board

(IASB) continues to consult on future possible changes to IFRS 9. This standard has not been adopted by the Group in 2012. The Group holds financial investments on the following bases:

i Financial assets and liabilities at fair value through profit and loss – this comprises assets and liabilities designated by management as fair value through profit and loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment return in the income statement;

ii Financial investments on an available-for-sale basis – this comprises assets that are designated by management and/or do not fall into any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus attributable transaction costs. For available-for-sale debt securities, the difference between their cost and par value is amortised to the income statement using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Available-for-sale financial assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 159

iii Loans and receivables – except for those designated as at fair value through profit and loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These investments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these investments are carried at amortised cost using the effective interest method.

As permitted under IAS 39 the Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group’s fi nancial assets other than those loans and receivables, carried at amortised cost, and debt securities accounted for on an available-for-sale basis by Jackson. The use of the fair value option is consistent with the Group’s risk management and investment strategies.

The Group uses the trade date method to account for regular purchases and sales of financial assets.

Use of fair values

The Group uses current bid prices to value its investments with quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique. Additional details are provided in note G1.

Impairments

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).

Derivatives and hedge accounting

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.

The Group may designate certain derivatives as hedges.

For hedges of net investments in foreign operations, the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges is recognised in other comprehensive income. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument is recognised directly in other comprehensive income while the foreign operation is held.

For fair value hedges, movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The exceptions, where hedge accounting has been applied in 2012 and 2011, are summarised in note G3.

All derivatives that are not designated as hedging instruments are carried at fair value with movements in fair value being recorded A:

in the income statement.

The primary areas of the Group’s continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

For UK with-profits funds the derivative programme derivatives are used for the purposes of efficient portfolio management Background or reduction in investment risk. and

For shareholder-backed UK annuity business the derivatives are held to contribute to the matching as far as practical, of asset returns and duration with those of liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held.

For Jackson an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in accounting their effect on shareholder results. Further details on this aspect of the Group’s financial reporting are described in notes B1 and D3.

Embedded derivatives policies

Embedded derivatives are present in host contracts issued by various Group companies, in particular Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid Financial instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

In addition, the Group applies the option of IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest. Further details on the statements valuation basis for embedded derivatives attaching to Jackson’s life assurance contracts are provided in note D3(e).

160 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A3: Accounting policies continued

Securities lending including repurchase agreements

The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities’ borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated statement of financial position.

Derecognition of fi nancial assets and liabilities

The Group’s policy is to derecognise fi nancial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.

The Group derecognises financial liabilities only when the obligation specifled in the contract is discharged, cancelled or has expired.

Borrowings

Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or for hybrid debt, over the expected life of the instrument.

Financial liabilities designated at fair value through profi t and loss

Consistent with the Group’s risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classifi cation certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

c Other assets, liabilities, income and expenditure

Basis of consolidation

The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. The results of subsidiaries are included in the financial statements from the date control commences to the date control ceases. All inter-company transactions are eliminated on consolidation. Results of asset management activities include those for managing internal funds.

The Group holds investments in internally and externally managed open-ended investment companies (OEICs) and unit trusts. These are consolidated where the Group’s percentage ownership level is (i) 50 per cent or greater, and (ii) where the Group’s ownership of internally managed funds declines marginally below 50 per cent and the decline in ownership is expected to be temporary.

Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity’s voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group’s investments in associates are recorded at the Group’s share of the associates’ net assets including any goodwill and intangibles arising upon initial acquisition. The carrying value of investments in associates is adjusted each year for the Group’s share of the entities’ profi t or loss. This does not apply to investments in associates held by the Group’s insurance or investment funds including the venture capital business or mutual funds and unit trusts, which as permitted by IAS 28, ‘Investments in Associates’, are carried at fair value through profi t and loss.

The Group’s investments in joint ventures are recognised using proportional consolidation whereby the Group’s share of an entity’s individual balances are combined line-by-line with similar items into the Group fi nancial statements. Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss.

Investment properties

Investments in leasehold and freehold properties not for occupation by the Group, including properties under development for future use as investment properties, are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group’s qualifi ed surveyors or by taking into consideration the advice of professional external valuers using the Royal Institution of Chartered Surveyors guidelines. Each property is externally valued at least once every three years. Fair value is based on active market prices. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets.

Leases of investment property where the Group has substantially all the risks and rewards of ownership are classifled as finance leases (leasehold property). Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 161

Pension schemes

For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group’s statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised such that the financial position recorded for the scheme reflects the higher of any underlying IAS 19,

‘Employee Benefits’, deficit and the obligation for deficit funding.

The Group utilises the projected unit credit method to calculate the defined benefit obligation. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation.

Estimated future cash flows are then discounted at a high-quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

The plan assets of the Group’s pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated statement of financial position.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of discount on liabilities at the start of the period, less the expected investment return on scheme assets at the start of the period, is charged to the income statement. Actuarial gains and losses as a result of changes in assumptions or experience variances are also charged or credited to the income statement.

Contributions to the Group’s defined contribution schemes are expensed when due.

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn plan for all UK and certain overseas employees. Shares held in trust relating to these plans are conditionally gifted to employees.

The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders’ equity.

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12, ‘Income Taxes’ does not A:

require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not, that future Background taxable profits will be available against which these losses can be utilised.

The tax charge for long-term business includes tax expense attributable to both the policyholders and the shareholders. Different and tax rules apply under UK law depending upon whether the business is life insurance or pension business.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled,

based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period. accounting

Business acquisitions and disposals

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired policies company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Expenses related to acquiring new subsidiaries are expensed in the period in which they are incurred. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Financial

Goodwill

Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. statements

Intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are fair valued at acquisition. Other intangible assets, such as software, are valued at the price paid to acquire them. Intangible assets are carried at cost less amortisation and any accumulated impairment losses. Amortisation calculated is charged on a straight-line basis over the estimated useful life of the assets.

162 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A3: Accounting policies continued

Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

Segments

Under IFRS 8, ‘Operating Segments’, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee which is the Group’s chief operating decision maker.

The operating segments identifled by the Group reflect the Group’s organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

Insurance operations principally comprise of products that contain both significant and insignificant elements of insurance risk. The products are managed together and there is no distinction between these two categories other than for accounting purposes. This segment also includes the commission earned on general insurance business and investment subsidiaries held to support the Group’s insurance operations.

Asset management comprises both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an advisor, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the insurance operations segments, and the regulatory environment of the asset management industry differs from that of the insurance operations segments.

The Group’s operating segments determined in accordance with IFRS 8, ‘Operating Segments’, are as follows:

Insurance operations

Asia

US (Jackson)

UK

Asset management operations

M&G (including Prudential Capital)

Eastspring Investments

US broker-dealer and asset management (including Curian)

The Group’s operating segments are also its reportable segments with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders’ share of actuarial and other gains and losses on defi ned benefit pension schemes. In addition for 2012 this measure excluded a gain arising upon the dilution of the Group’s holding in PPM South Africa and the amortisation of the acquisition accounting adjustments arising on the purchase of REALIC as described further in note I1. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests. Further details on the determination of the performance measure of operating profit based on longer-term investment returns is provided below.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

d Operating profi t based on longer-term investment returns

The Group provides supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profit.

Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’.

Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns; and Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

Notes on the Group financial statements Prudential plc Annual Report 2012 163

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations as reflected in the segment results shown in note B1.

i Debt, equity-type securities and loans

Longer-term investment returns for both debt, equity-type securities and loans comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual RMR to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to RMR charge. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1(iv) to the consolidated financial statements.

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

At 31 December 2012, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £498 million (31 December 2011: £462 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

As at 31 December 2012, the equity-type securities for US insurance non-separate account operations amounted to £1,004 million (31 December 2011: £902 million). For these operations, the longer-term rates of return for income and capital applied in 2012 reflects the combination of risk free rates and appropriate risk premium are as follows:

	2012	2011
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.2%	5.9% to 7.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.2%	7.9% to 9.5%

For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £659 million as at 31 December 2012 (31 December 2011: £590 million). The rates of return applied in the years 2012 and 2011 ranged from 1.0 per cent to 13.8 per cent, with the rates applied varying by territory. The investment amounts for 2011 of £590 million included the Group's investment in China Life Insurance Company of Taiwan (China Life (Taiwan)) of £88 million which was sold in 2012, as described in note B1.

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

A: Background and accounting policies Financial statements

164 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A3: Accounting policies continued

ii US variable and fixed index annuity business

The following value movements for Jackson’s variable and fi xed index annuity business are excluded from operating profit based on longer-term investment returns:

Fair value movements for equity-based derivatives;

Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) ‘not for life’ and fi xed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note); Movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB ‘for life’ liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements; Fee assessments and claim payments, in respect of guarantee liabilities; and Related changes to amortisation of deferred acquisition costs for each of the above items.

Note: US operations – embedded derivatives for variable annuity guarantee features

The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with

FASB ASC Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

iii Other derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

iv Other liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia i Hong Kong

For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (which is applied for IFRS balance sheet purposes) was used.

For other Hong Kong non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations;

ii Japan Guaranteed Minimum Death Benefit (GMDB) product features

For unhedged GMDB liabilities accounted for under IFRS using ‘grandfathered’ US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services – Insurance – Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the Company’s segmental basis of reporting the operating profi t reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns;

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 165

UK shareholder-backed annuity business

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fl uctuations in investment returns’ in the Group’s supplementary analysis of profi t:

The impact on credit risk provisioning of actual upgrades and downgrades during the period; Credit experience compared to assumptions; and Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

v Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations in investment returns. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Shareholders’ dividends

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.

Share capital

Where there is no obligation to transfer assets, shares are classified as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

Foreign exchange A:

The Group’s consolidated financial statements are presented in pounds sterling, the Group’s presentation currency. Accordingly,

the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, ie the currency of the primary economic environment in which the entity operates. All assets and liabilities Background of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations and is recorded as a separate component in the statement of comprehensive income.

Foreign currency borrowings that are used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements recognised in other comprehensive income. Other foreign currency monetary accounting items are translated at year end exchange rates with changes recognised in the income statement.

Foreign currency transactions are translated at the spot rate prevailing at the time. policies

Financial

statements

166 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A4: Critical accounting estimates and judgements

In determining the measurement of the Group’s assets and liabilities estimates and judgements are required. The critical aspects are described below.

Investments

Determining the fair value of fi nancial investments when the markets are not active

The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management’s judgement.

If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

The financial investments measured at fair value are classified into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investment concerned:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (ie derived from prices); and Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At 31 December 2012, Ł6,660 million (2011: Ł4,565 million) of the fi nancial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these Ł861 million (2011: Ł800 million) are held to back shareholder non-linked business and so changes to these valuations will directly impact shareholders’ equity. Further details of the level 3 investments and the classifi cation of financial instruments are given in note G1.

Determining impairments relating to fi nancial assets i Available-for-sale securities

The majority of Jackson’s debt securities portfolio are accounted for on available-for-sale basis. The consideration of evidence of impairment requires management’s judgement. In making this determination the factors considered include, for example:

Whether the decline of the financial investment’s fair value is substantial; a substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows; The impact of the duration of the security on the calculation of the revised estimated cash flows; the duration of a security to maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable; The duration and extent to which the amortised cost exceeds fair value; this factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a ‘fair value’ measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen; and The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired.

If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognised. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 167

For Jackson’s residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows begins with the current delinquency experience of the underlying collateral pool for the structure,

by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale, is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

The Group’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time.

Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods.

Additional details on the impairments of the available-for-sale securities of Jackson are described in notes D3 and G5.

ii Assets held at amortised cost

Except for certain loans of the UK insurance operations and Jackson National Life, which are accounted for on a fair value through profit and loss basis, and as described below, financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.

The risks inherent in reviewing the impairment of any investment include: the risk that market results may differ from expectations,

facts and circumstances may change in the future and differ from estimates and assumptions, or the Group may later decide to sell the asset as a result of changed circumstances.

Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit and loss as these loan portfolios are managed and evaluated on a fair value basis.

Insurance contracts

Product classification

IFRS 4 requires contracts written by insurers to be classified as either ‘insurance contracts’ or ‘investment contracts’ depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that A:

transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits: Background

a That are likely to be a significant portion of the total contract benefits; and

b Whose amount or timing is contractually at the discretion of the insurer; and

c That are contractually based on asset or fund performance, as discussed in IFRS 4.

IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary accounting participating features. Except for UK regulated with-profits funds, as described subsequently in section A3(2)(a), this basis has been applied by the Group.

For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an policies investment management element, IAS 18,’Revenue’, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

i Contracts of with-profits funds Financial

For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority’s (FSA)

realistic basis as described in section A3(2)(a). This basis has the effect of placing a value on the liabilities of UK with-profits contracts,

which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. An explanation of the basis of liability measurement is contained in section A3(2)(a). statements

The Group’s other with-profits contracts are written in with-profits funds that operate in some of the Group’s Asian subsidiaries.

The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits fund, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

168 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A4: Critical accounting estimates and judgements continued

ii Other contracts

Contracts, other than those of with-profits funds, are written by shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4.

UK insurance operations

From the perspective of shareholder results the key sensitivity for UK insurance operations are the assumptions for allowance for credit risk and mortality for UK annuity business.

Jackson

With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson’s contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, ie any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson’s fi xed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions.

For traditional life insurance contracts, provisions for future policy benefits are determined using assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson’s business.

Asia operations

The insurance products written in the Group’s Asia operations principally cover with-profi ts business, unit-linked business and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asia unit-linked business are also relatively insensitive to changes in estimates or assumptions due to the matching of asset value and liability movements. For other Asia non-participating business the degree of sensitivity of results to changes in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from period to period for example, for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements due to the US GAAP basis of measurement of insurance contracts.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 169

Deferred acquisition costs for insurance contracts

Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the

ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs

(DAC). In general, this deferral is presentationally shown by an explicit carrying value for DAC in the balance sheet. However, in some

Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for Jackson and Asia operations.

The DAC for Jackson and some Asia operations is determined with reference to US GAAP principles.

Jackson

Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For interest-sensitive business,

the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson’s actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

For US variable annuity business the key assumption is the investment return from the separate accounts, which for 2012 and 2011 was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology.

Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(e). These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of DAC.

The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(e) and H1.

As explained in note A5, the Group has adopted the US Financial Accounting Standards Board measurement and recognition requirements in Accounting Standards update No 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing A:

Insurance Contracts’ (the ‘Update’) from 1 January 2012 into its IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update insurers are required to capitalise only those incremental costs directly relating to acquiring a contract from 1 January 2012. For Group IFRS Background reporting Prudential has chosen to apply this new basis retrospectively for the results of these operations.

On adoption of the new DAC policy for Jackson the deferred costs balance for business in force at 31 December 2011 was and retrospectively reduced from Ł3,880 million to Ł3,095 million (31 December 2010: DAC balance reduced from Ł3,543 million to Ł2,829 million). accounting

Asia operations

For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the Jackson paragraph above are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the policies general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

Financial

statements

170 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A5: New accounting pronouncements

The following standards, interpretations and amendments have either been adopted for the first time in 2012 or have been issued but are not yet effective in 2012, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group’s fi nancial statements have been discussed.

a Accounting pronouncements adopted in 2012

Amendments to IFRS 7, ‘Financial instruments: Disclosures – Transfers of fi nancial assets’

The amendments introduce new disclosure requirements about transfers of financial assets which include disclosures for financial assets that are not derecognised in their entirety and financial assets that are derecognised in their entirety but for which the entity retains continuing involvement. The adoption of these amendments did not have a significant impact on the Group’s disclosures.

Amendments to IAS 12, ‘Income taxes’

These amendments require the measurement of deferred tax assets and liabilities arising from investment properties and plant, property and equipment valued at fair value on the presumption that the carrying amount of the asset will be, normally, recovered through sale. The adoption of these amendments did not have a material effect on the Group’s fi nancial statements.

b Adoption of updated US GAAP reporting requirements for Group IFRS reporting in 2012

Background

In October 2010, the Emerging Issues Task Force of the US Financial Accounting Standards Board issued update No 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’ (the ‘Update’). The Update was issued to address perceived diversity in practices by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under US GAAP, costs that can be deferred and amortised are those that ‘vary with and are primarily related to the acquisition of insurance contracts’. The Update requires insurers to capitalise only those incremental costs directly relating to acquiring a contract for financial statements for reporting periods beginning after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statements as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

The Group’s IFRS accounting policies include that under IFRS 4, ‘Insurance Contracts’, insurance assets and liabilities other than those for UK regulated with-profits funds, are measured using the GAAP basis applied prior to IFRS adoption in 2005. On this basis insurance assets and liabilities are measured under the UK Modified Statutory Basis (MSB) which was codified by the Statement of Recommended Practice (SORP) on accounting for insurance business issued by the Association of British Insurers (ABI) in 2003. The SORP also permits the use of local GAAP subject to the requirement for adjustments to be made to ensure sufficient consistency of measurement under the UK GAAP framework under which the SORP was developed.

In applying this overarching basis, the Group has chosen to apply US GAAP for measuring the insurance assets and liabilities of Jackson. In addition, for the Group’s operations in India, Japan, Taiwan and, until 2012, Vietnam*, where the local GAAP basis would not be appropriate as the start point for deriving MSB insurance asset and liabilities, the measurement has been determined substantially by reference to US GAAP requirements.

For 2012, the Group had the option to either continue with its current basis of measurement or improve its accounting policy under IFRS 4 to acknowledge the issuance of the Update. Prudential has chosen to improve its accounting policy in 2012 to apply the US GAAP update, on a retrospective basis, to the results of Jackson and the affected Asia operations.

The 2011 comparatives in these consolidated financial statements have been adjusted accordingly for the retrospective application of this Update.

* Separately from the DAC change noted above, in Vietnam, the Company has improved its estimation basis for liabilities in 2012 from one determined substantially by reference to US GAAP requirements. After making this change, the estimation basis for Vietnam is aligned substantially with that used in Singapore, Malaysia and some other Asia operations.

Notes on the Group financial statements Prudential plc Annual Report 2012 171

Effect of the change in accounting policy

(a) The effect of the change in accounting policy for deferred acquisition costs (DAC) on the income statement, earnings per share, comprehensive income, changes in equity and statement of financial position is shown in the tables below:

Consolidated income statement

	2012 £m			2011 £m		
Year ended 31 December	**Under previous policy**	**Effect of change**	**Under new policy**	**As reported under previous policy**	**Effect of change**	**Under new policy**
Total revenue, net of reinsurance	55,476	–	55,476	36,506	–	36,506
Acquisition costs and other expenditure	(5,908)	(147)	(6,055)	(5,005)	(115)	(5,120)
Total other charges, net of reinsurance	(46,233)	–	(46,233)	(29,575)	–	(29,575)
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*	3,335	(147)	3,188	1,926	(115)	1,811
(Less) Add tax (charge) credit attributable to policyholders' returns	(378)	–	(378)	17	–	17
Profit before tax attributable to shareholders	2,957	(147)	2,810	1,943	(115)	1,828
Total tax charge attributable to policyholders and shareholders	(1,039)	48	(991)	(432)	40	(392)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	378	–	378	(17)	–	(17)
Tax charge attributable to shareholders' returns	(661)	48	(613)	(449)	40	(409)
Profit for the year	2,296	(99)	2,197	1,494	(75)	1,419
Profit for the year attributable to equity holders of the Company	2,296	(99)	2,197	1,490	(75)	1,415
Earnings per share (in pence)						
Based on profit attributable to the equity holders of the Company:						
Basic	90.4p	(3.9)p	86.5p	58.8p	(3.0)p	55.8p
Diluted	90.3p	(3.9)p	86.4p	58.7p	(3.0)p	55.7p

A: Background and accounting policies Financial statements

172 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A5: New accounting pronouncements continued

Consolidated statement of comprehensive income and statement of changes in equity

	2012 £m			2011 £m		
Year ended 31 December	Under previous policy	Effect of change	Under new policy	As reported under previous policy	Effect of change	Under new policy
Profit for the year	2,296	(99)	2,197	1,494	(75)	1,419
Exchange movements on foreign operations and net investment hedges, net of related tax	(236)	20	(216)	(100)	(5)	(105)
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale	862	–	862	811	–	811
Related change in amortisation of deferred income and acquisition costs	(314)	44	(270)	(331)	56	(275)
Related tax	(190)	(15)	(205)	(168)	(19)	(187)
Net unrealised gains	358	29	387	312	37	349
Total comprehensive income for the year	2,418	(50)	2,368	1,706	(43)	1,663
Total comprehensive income for the year attributable to equity holders of the Company	2,418	(50)	2,368	1,702	(43)	1,659
Shareholders' equity:						
Net increase in shareholders' equity	1,845	(50)	1,795	1,086	(43)	1,043
At beginning of year	9,117	(553)	8,564	8,031	(510)	7,521
At end of year	10,962	(603)	10,359	9,117	(553)	8,564

Consolidated statement of financial position

	2012 £m			2011 £m		
Year ended 31 December	Under previous policy	Effect of change	Under new policy	As reported under previous policy	Effect of change	Under new policy
Assets						
Deferred acquisition costs and other intangible assets attributable to shareholders	5,173	(906)	4,267	5,069	(835)	4,234
Total other assets	305,986	–	305,986	268,511	–	268,511
Total assets	311,159	(906)	310,253	273,580	(835)	272,745
Liabilities						
Deferred tax liabilities	4,273	(303)	3,970	4,211	(282)	3,929
Total other liabilities	295,919	–	295,919	260,209	–	260,209
Total liabilities	300,192	(303)	299,889	264,420	(282)	264,138
Equity						
Shareholders' equity	10,962	(603)	10,359	9,117	(553)	8,564
Non-controlling interests	5	–	5	43	–	43
Total equity	10,967	(603)	10,364	9,160	(553)	8,607

Notes on the Group financial statements Prudential plc Annual Report 2012 173

(b) The effect of the change in accounting policy for deferred acquisition costs on the Group's supplementary analysis of profit is shown in the table below:

Segment disclosure – profit before tax

	2012 £m			2011 £m		
Year ended 31 December	**Under previous policy**	**Effect of change**	**Under new policy**	**As reported under previous policy**	**Effect of change**	**Under new policy**
Operating profit based on longer-term investment returns						
Asia insurance operations[note (i)]	922	(9)	913	704	–	704
US insurance operations[note (ii)]	1,081	(117)	964	694	(43)	651
Other operations	656	–	656	672	–	672
Total	2,659	(126)	2,533	2,070	(43)	2,027
Short-term fluctuations in investment returns on shareholder-backed business	225	(21)	204	(148)	(72)	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	–	50	21	–	21
Gain on dilution of Group's holdings	42	–	42	–	–	–
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(19)	–	(19)	–	–	–
Profit before tax attributable to shareholders	2,957	(147)	2,810	1,943	(115)	1,828
Basic EPS from operating profit based on longer-term investment returns after tax and non-controlling interests	80.2p	(3.4)p	76.8p	63.9p	(1.1)p	62.8p
Basic EPS based on total profit after tax and non-controlling interests	90.4p	(3.9)p	86.5p	58.8p	(3.0)p	55.8p

Notes on the effect of the change in the accounting policy on operating profit based on longer-term investment returns

(i) Asia insurance operations

	Effect of change	
	2012 £m	**2011 £m**
New business		
Acquisition costs on new contracts not deferred under the new policy	(14)	(16)
Business in force at beginning of period		
Reduction in amortisation on reduced DAC balance under the new policy	5	16
Total	(9)	–

(ii) US insurance operations

	Effect of change	
	2012 £m	**2011 £m**
New business		
Acquisition costs on new contracts not deferred under the new policy	(174)	(156)
Business in force at beginning of period		
Reduction in amortisation on reduced DAC balance under the new policy	57	113
Total	(117)	(43)

A: Background and accounting policies
Financial statements

174 Financial statements Prudential plc Annual Report 2012

A: Background and accounting policies continued

A5: New accounting pronouncements continued

c Accounting pronouncements endorsed by the EU but not yet eff ective

The following accounting pronouncements potentially relevant to the Group have been issued and endorsed for use in the EU but are not mandatory for adoption for the 31 December 2012 year end.

Amendments to IAS 19, ‘Employee benefi ts’

In June 2011, the IASB published amendments to IAS 19 on accounting for pensions and other post-employment benefits effective from annual periods beginning on or after 1 January 2013. The key revisions to the standard are:

The removal of the corridor option for actuarial gains and losses

The Group does not apply the corridor option, therefore, its removal has no impact to the Group; Presentation of actuarial gains and losses

The Group currently presents actuarial gains and losses in the income statement. Under the revised standard actuarial gains and losses will be presented in ‘other comprehensive income’. Details of the 2012 and 2011 actuarial gains and losses on the current basis are shown in note I3; The replacement of the expected return on plan assets with an amount based on the liability discount rate in the determination of pension costs This revision alters the pension costs included in the Group’s income statement with a corresponding equal and opposite effect on the actuarial gains and losses included in other comprehensive income. The effect of this change for Prudential is not expected to be significant; and Enhanced disclosures, specifically on risks arising from defined benefit plans.

Adoption of the revised IAS 19 standard will have no impact on shareholders’ equity.

Standards on joint arrangements and disclosures: IFRS 11, ‘Joint arrangements’, IFRS 12, ‘Disclosures of interest in other entities’ and IAS 28, ‘Investments in associates and joint ventures’

In May 2011, the IASB issued IFRS 11, ‘Joint arrangements’ to replace IAS 31, ‘Interests in Joint Ventures’. The standard also incorporates the guidance contained in related interpretation in SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The standard requires a joint venture to be recognised as an investment and be accounted for using the equity method in accordance with IAS 28. The attaching changes to disclosure requirements for parties to joint arrangements are specified in IFRS 12, ‘Disclosures of interest in other entities’, which replaces the disclosure requirements of IAS 28, ‘Investments in associates and joint ventures’ and IAS 31, ‘Interests in Joint Ventures’.

The standards are effective from annual periods beginning on or after 1 January 2013 for IFRS as issued by the IASB and

1 January 2014 for IFRS as endorsed by the EU but with early adoption permitted. The Group’s investments in joint ventures are currently accounted for using proportionate consolidation. At 31 December 2012, this approach gave rise to consolidated gross assets and liabilities for the joint ventures of Ł3,946 million and Ł 3,595 million respectively. With the application of IFRS 11, the Group’s investments in joint ventures will be accounted for on a single line equity method thus giving rise at 31 December 2012 to a net interest of Ł351 million included within gross assets.

Similarly, the 2012 gross revenue and charges of Ł1,040 million and Ł942 million respectively, which are currently included on a line-by-line basis within the income statement will, after adoption of the standard, be presented as a single net contribution of Ł98 million. As a consequence, the standard will also have a small impact on profi t before tax as the tax on the profits of the joint ventures will no longer be presented in the tax line, instead the tax charges will be required to be netted against the Group’s share of joint ventures’ income included in profi t before tax. The tax charges for 2012 for the Group’s share of joint ventures’ income was Ł19 million. Adoption of the standard will have no impact on net of tax profi ts or shareholders’ equity.

Standards on consolidation and disclosures: IFRS 10, ‘Consolidated fi nancial statements’, IFRS 12, ‘Disclosures of interest in other entities’ and IAS 27, ‘Separate fi nancial statements’

In May 2011, the IASB issued these three standards to replace IAS 27, ‘Consolidated and separate fi nancial statements’ and SIC 12, ‘Consolidation – Special Purpose Entities’.

The standards are effective from annual periods beginning on or after 1 January 2013. The standards are expected to have a minor impact on the Group’s assessment of its interests in investment funds (including OEICs and unit trusts) and is likely to increase the number of funds consolidated. The Group is currently determining those additional funds that will require consolidation under the requirements of IFRS 10 and the effect of retrospective adjustment to comparative results. The principal effect will be to ‘gross up’ the consolidated balance sheet for:

(i) The difference between the net value of the newly consolidated assets and liabilities and the previous carrying value for the Group’s interest; and

(ii) The equal and opposite liability or minority interest for the external parties’ interests in the funds.

The grossing up effect on the 2012 statement of financial position is not expected to exceed Ł1 billion. Adoption of the standard is expected to have an insignifi cant effect on the retrospectively adjusted comparative 2012 profit and shareholders’ equity in the 2013 results.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 175

IFRS 13, ‘Fair value measurement’

In May 2011, the IASB issued IFRS 13, ‘Fair value measurement’ standard which creates a uniform framework to explain how to measure fair value and aims to enhance fair value disclosures, but it does not change when to measure fair value or require additional fair value measurements. The standard requires additional disclosure on the fair value of non-financial assets and liabilities and enhanced disclosures of recurring level 3 fair value measurements.

The standard is effective from annual periods beginning on or after 1 January 2013, with no adjustment to comparative results. The Group is currently assessing the impact of the standard but it is not expected to have a material impact on the fair value measurement of the Group’s assets and liabilities. Disclosures will be enhanced in providing detail of the methodology and underlying assumptions used to determine fair value of the Group’s assets and liabilities, in line with the new requirements.

Amendments to IAS 1, ‘Presentation of fi nancial statements’

These amendments, effective on or after 1 January 2013, change the requirement for the disclosure of items presented in other comprehensive income, requiring items to be presented separately based on whether or not they may be recycled to profit or loss in the future. The Group is expecting the amendments to be purely presentational with no significant impact on the Group’s results and financial position.

Off setting Financial Assets and Financial Liabilities (Amendments to IAS 32, ‘Financial instruments: Presentation’ and IFRS 7, ‘Financial instruments: Disclosures’)

The two amendments, effective on or after 1 January 2013 and 2014, respectively clarifies the offsetting criteria for financial assets and financial liabilities in the statement of financial position. The Group is currently assessing the impact of these amendments.

d Accounting pronouncements not yet endorsed by the EU

The following accounting pronouncement potentially relevant to the Group has been issued but not yet endorsed for use in the EU.

IFRS 9, ‘Financial instruments: Classification and measurement’

The new standard, effective on or after 1 January 2015, will automatically replace IAS 39, ‘Financial Instruments – Recognition and measurement’. Under the new requirements the classification and hence measurement of financial assets would be on two bases,

either amortised cost or fair value through profit or loss, rather than the existing four bases of classification. These requirements maintain the existing amortised cost measurement for most liabilities but will require changes in fair value due to changes in the entity’s own credit risk to be recognised in the other comprehensive income (OCI) section of the comprehensive income statement,

rather than within profit or loss for liabilities measured at fair value. On 28 November 2012, the IASB released an Exposure Draft proposing amendments to IAS 9. The proposed changes would introduce a fair value through other comprehensive income (FVOCI)

category which would include certain financial assets that contain contractual cash flows that are solely payments of principal and interest and are held in a business model in which assets are managed both in order to collect contractual cash flows and for sale.

The Group is still assessing the full impact of this standard. A:

Background

and

accounting

policies

Financial

statements

176 Financial statements Prudential plc Annual Report 2012

B: Summary of results

B1: Segment disclosure – profit before tax

The determination of the operating segments and performance measure of the operating segments of the Group are as detailed in note A3(2)(d). Further segmentation of the income statement is provided in note F1 of these financial statements.

	Note	2012 £m	2011* £m
Asia operations			
Insurance operations[notes (i),(ii)]			
Operating result before gain on sale of stake in China Life of Taiwan		869	709
Gain on sale of stake in China Life of Taiwan		51	–
Total Asia insurance operations		920	709
Development expenses		(7)	(5)
Total Asia insurance operations after development expenses		913	704
Eastspring Investments		75	80
Total Asia operations		988	784
US operations			
Jackson (US insurance operations)[notes (i),(ii),(iii)]		964	651
Broker-dealer and asset management		39	24
Total US operations		1,003	675
UK operations			
UK insurance operations:[notes (i),(ii)]			
Long-term business		703	683
General insurance commission[note (iv)]		33	40
Total UK insurance operations		736	723
M&G		371	357
Total UK operations		1,107	1,080
Total segment profit		3,098	2,539
Other income and expenditure			
Investment return and other income		13	22
Interest payable on core structural borrowings		(280)	(286)
Corporate expenditure		(231)	(219)
Total		(498)	(483)
RPI to CPI inflation measure change on defined benefit pension schemes[note (v)]		–	42
Solvency II implementation costs		(48)	(55)
Restructuring costs[note (vi)]		(19)	(16)
Operating profit based on longer-term investment returns		2,533	2,027
Short-term fluctuations in investment returns on shareholder-backed business[note (vii)]		204	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes[note (viii)]		50	21
Gain on dilution of Group's holdings	I2	42	–
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	I1	(19)	–
Profit before tax attributable to shareholders		2,810	1,828

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Notes

(i) Operating profit based on longer-term investment returns
The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in note A3(2)(d).

Notes on the Group financial statements Prudential plc Annual Report 2012 177

(ii) Effect of changes to assumptions, estimates and bases of determining life assurance liabilities
The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in notes D2(g), D3(g) and D4(g).

(iii) Jackson operating results based on longer-term investment returns
IFRS basis operating profits for US operations include the following amounts (net of related change in amortisation of deferred acquisition costs, where applicable) so as to derive longer-term investment returns.

	2012 £m	2011 £m
Debt securities:		
Amortisation of interest-related realised gains and losses	72	67
Risk margin reserve charge for longer-term credit-related losses (see note (iv) below)	(66)	(56)
Equity type investments:		
Longer-term returns	54	51

(iv) The risk margin reserve (RMR) charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2012 is based on an average annual RMR of 26 basis points (2011: 25 basis points) on average book values of US$47.6 billion (2011: US$44.4 billion) as shown below:

Moody's rating category (or equivalent under NAIC ratings of MBS)	2012 Average book value US$m	2012 RMR %	2012 Annual expected loss US$m	2012 Annual expected loss £m	2011 Average book value US$m	2011 RMR %	2011 Annual expected loss US$m	2011 Annual expected loss £m
A3 or higher	23,129	0.11	(26)	(16)	21,255	0.08	(17)	(11)
Baa1, 2 or 3	21,892	0.26	(56)	(36)	20,688	0.26	(54)	(34)
Ba1, 2 or 3	1,604	1.12	(18)	(11)	1,788	1.04	(19)	(11)
B1, 2 or 3	597	2.82	(17)	(11)	474	3.01	(14)	(9)
Below B3	342	2.44	(8)	(5)	211	3.88	(8)	(5)
Total	47,564	0.26	(125)	(79)	44,416	0.25	(112)	(70)
Related change to amortisation of deferred acquisition costs (see below)			21	13			22	14
Risk margin reserve charge to operating profit for longer-term credit-related losses			(104)	(66)			(90)	(56)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

(v) General insurance commission
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission received net of expenses for Prudential-branded general insurance products as part of this arrangement.

(vi) RPI to CPI inflation measure change
During 2011, the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from Retail Prices Index with Consumer Prices Index. This resulted in a credit to the operating profit before tax in 2011 of £42 million.

(vii) Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(viii) Short-term fluctuations in investment returns on shareholder-backed business.

	2012 £m	2011* £m
Insurance operations:		
Asia	76	(92)
US	(90)	(167)
UK	136	159
Other operations:		
Economic hedge value movement	(32)	–
Other	114	(120)
Total	204	(220)

General overview of defaults
The Group did not experience any defaults on its shareholder-backed debt securities portfolio in 2012 or 2011.

Asia insurance operations
The positive short-term fluctuations of £76 million in 2012 reflects unrealised gains on bond assets following a fall in yields in the period. These gains more than offset the impact of falling interest rates in Hong Kong and the transfer to operating profit of previously booked unrealised gains on the sale of the Group's stake in China Life of Taiwan. The realised gain on the sale of the Group's stake in China Life of Taiwan of £51 million is included in the Group's operating profit based on longer-term investment returns as disclosed above.

The fluctuations of £(92) million in 2011 in part reflected equity market falls in Taiwan and negative unrealised value movement on the Group's stake in China Life of Taiwan.

B Summary of results Financial statements

178 Financial statements Prudential plc Annual Report 2012

B: Summary of results continued

B1: Segment disclosure – profit before tax continued

US insurance operations

The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2012 £m	2011* £m
Short-term fluctuations relating to debt securities:		
Charges in the year:		
Defaults	–	–
Losses on sales of impaired and deteriorating bonds	(23)	(32)
Bond write downs	(37)	(62)
Recoveries/reversals	13	42
Total charges in the year [note (a)]	(47)	(52)
Less: Risk margin charge included in operating profit based on longer-term investment returns [note (iii)]	79	70
	32	18
Interest-related realised gains:		
Arising in the year	94	158
Less: amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(91)	(84)
	3	74
Related change to amortisation of deferred acquisition costs	(3)	(3)
Total short-term fluctuations related to debt securities	32	89
Derivatives (other than equity-related): market value movements (net of related change to amortisation of deferred acquisition costs) [note (b)]	135	554
Net equity hedge results (principally guarantees and derivatives, net of related change to amortisation of deferred acquisition costs) [note (c)]	(302)	(788)
Equity-type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs) [A3(iii)]	23	–
Other items (net of related change to amortisation of deferred acquisition costs)	22	(22)
Total	(90)	(167)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Notes

(a) The charges on the debt securities of Jackson comprise the following:

	2012 £m	2011 £m
Residential mortgage-backed securities:		
Prime (including agency)	(4)	(25)
Alt-A	(1)	(1)
Sub-prime	(3)	–
Total residential mortgage-backed securities	(8)	(26)
Corporate debt securities	(14)	(14)
Other	(25)	(12)
Total	(47)	(52)

(b) The gain of £135 million (2011: gain of £554 million) is principally for the value movement of non-equity free-standing derivatives held to manage interest rate exposures, and for the GMIB reinsurance asset that is considered to be a derivative under IAS 39.

Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement. For the derivatives programme attaching to the general account business, the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

(c) The amount of £(302) million (2011: £(788) million) relates to the net equity hedge accounting effect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The details of the value movements excluded from operating profit based on longer-term investment returns are as described in note C. The principal movements are for (i) value for free-standing and GMWB 'not for life' embedded derivatives, (ii) accounting values for GMDB and GMWB 'for life' guarantees, (iii) fee assessments and claim payments in respect of guarantee liabilities and (iv) related changes to DAC amortisation. In 2012, the charge of (£302) million principally reflects fair value movements on free-standing futures contracts and short-dated options. The movements included within the net equity hedge result include the effect of lower interest rates for which the movement was particularly significant in 2011. The value movements on derivatives held to manage this and any other interest rate exposure are included in the £135 million (2011: £554 million) described above in note (b).

In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £862 million (2011: increase in net unrealised gains of £811 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note D3.

Notes on the Group financial statements Prudential plc Annual Report 2012 179

UK Insurance operations
The gain on short-term fluctuations in investment returns for UK insurance operations of £136 million (2011: £159 million) principally reflect net investment gains arising in the year on fixed income assets backing the capital of the shareholder-backed annuity business.

Economic hedge value movement
This item represents the costs on short-dated hedge contracts taken out in the first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

Other operations
Short-term fluctuations in investment returns for Other operations in 2012 of £114 million primarily represent unrealised fair value movements on Prudential Capital's bond portfolio. Short-term fluctuations in investment returns for Other operations in 2011 of £(120) million represent unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macroeconomic exposures of the Group.

(ix) Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	2012 £m	2011 £m
Actuarial gains and losses		
Actual less expected return on scheme assets	11	9
Experience gains on scheme liabilities	15	19
(Losses) gains on changes of assumptions for scheme liabilities	(40)	12
	(14)	40
Less: amount attributable to the PAC with-profits sub-fund	15	(18)
	1	22
Other gains and losses		
One-off uplift to recognise a portion of PSPS surplus	164	–
Movement in the provision for deficit funding of PSPS	–	(4)
Less: amount attributable to the PAC with-profits sub-fund	(115)	3
	49	(1)
Total	50	21

The actuarial gains and losses shown in the table above relate to the Prudential Staff Pension Scheme (PSPS), and the Scottish Amicable and M&G schemes. The amounts did not include actuarial gains and losses for the Prudential Staff Pension Scheme, for which the Group has not recognised a substantial portion of its interest in the scheme's underlying surplus.

For the 2011 comparatives, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes comprises the aggregate effect of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant. For 2012, these items also apply. However, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes also includes £49 million for the effect of partial recognition of surplus of the main Prudential Staff Pension Scheme. This credit arose from an altered funding arrangement following the 5 April 2011 triennial valuation. Further details on the Group's defined benefit pension schemes are shown in note I3.

B2: Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated unit trusts and open ended investment companies (OEICs), which are treated as cancelled.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

	2012						
	Note	Before tax note B1 £m	Tax note F5 £m	Non-controlling interests £m	Net of tax and non-controlling interests £m	Basic earnings per share pence	Diluted earnings per share pence
Based on operating profit based on longer-term investment returns		2,533	(582)	–	1,951	76.8p	76.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1	204	(26)	–	178	7.0p	7.0p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	B1	50	(12)	–	38	1.5p	1.5p
Gain on dilution of Group's holdings	I2	42	–	–	42	1.7p	1.7p
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	I1	(19)	7	–	(12)	(0.5)p	(0.5)p
Based on profit for the year		2,810	(613)	–	2,197	86.5p	86.4p

B Summary of results Financial statements

180 Financial statements Prudential plc Annual Report 2012

B: Summary of results continued

B2: Earnings per share continued

	Note	Before tax note B1 £m	Tax note F5 £m	Non-controlling interests £m	Net of tax and non-controlling interests £m	Basic earnings per share pence	Diluted earnings per share pence
	2011* £m						
Based on operating profit based on longer-term investment returns		2,027	(433)	(4)	1,590	62.8p	62.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1	(220)	29	–	(191)	(7.6)p	(7.6)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	B1	21	(5)	–	16	0.6p	0.6p
Based on profit for the year		1,828	(409)	(4)	1,415	55.8p	55.7p

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Number of shares

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2012 millions	2011 millions
Weighted average shares for calculation of basic earnings per share	2,541	2,533
Shares under option at end of year	9	13
Number of shares that would have been issued at fair value on assumed option exercise	(6)	(8)
Weighted average shares for calculation of diluted earnings per share	2,544	2,538

B3: Dividends

	2012 £m	2011 £m
Dividends declared and paid in reporting year		
Parent company:		
Interim dividend (2012: 8.40p; 2011: 7.95p)	215	203
Final dividend for prior period (2012: 17.24p; 2011: 17.24p)	440	439
Total	655	642

Dividends paid in cash, as set in the consolidated statement of cash flows for 2012 were £655 million (2011: £642 million).

	2012 £m	2011 £m
Parent company dividends relating to reporting year:		
Interim dividend (2012: 8.40p; 2011: 7.95p)	215	203
Final dividend (2012: 20.79p; 2011: 17.24p)	532	439
Total	747	642

Notes on the Group financial statements Prudential plc Annual Report 2012 181

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2011 of 17.24 pence per ordinary share was paid to eligible shareholders on 24 May 2012 and the 2012 interim dividend of 8.4 pence per ordinary share was paid to eligible shareholders on 27 September 2012.

The Board has decided to rebase the full year dividend upwards by 4 pence, reflecting the strong progress made in both the earnings and free surplus generation of the business and in the delivery of our financial objectives. In line with this, the directors recommend a final dividend of 20.79 pence per share (2011: 17.24 pence), which brings the total dividend for the year to 29.19 pence (2011: 25.19 pence), representing an increase of 15.9 per cent over 2011.

The 2012 final dividend of 20.79 pence per ordinary share will be paid on 23 May 2013 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on Tuesday, 2 April 2013 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 3 June 2013. The final dividend will be paid on or about 30 May 2013 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2013. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP. The dividend will distribute an estimated £532 million of shareholders' funds.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

B4: Exchange translation

Exchange movement recognised in other comprehensive income

	2012 £m	2011* £m
Asia operations	(87)	(28)
US operations	(187)	35
Unallocated to a segment (central funds)	60	(44)
	(214)	(37)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

The movements for Asia and US operations reflect the application of year end exchange rates to the assets and liabilities, and average exchange rates to the income statement on translation of these operations into the presentation currency of the Group. The movement unallocated to a segment mainly reflects the translation of currency borrowings and forward contracts which have been designated as a net investment hedge against the currency risk of the net investment in Jackson.

The exchange rates applied were:

Local currency: £	Closing rate at 31 Dec 2012	Average for 2012	Closing rate at 31 Dec 2011	Average for 2011
Hong Kong	12.60	12.29	12.07	12.48
Indonesia	15,665.76	14,842.01	14,091.80	14,049.41
Malaysia	4.97	4.89	4.93	4.90
Singapore	1.99	1.98	2.02	2.02
India	89.06	84.70	82.53	74.80
Vietnam	33,875.42	33,083.59	33,688.16	33,139.22
US	1.63	1.58	1.55	1.60

B Summary of results Financial statements

182 Financial statements Prudential plc Annual Report 2012

B: Summary of results continued

B5: Group statement of financial position

To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

The tables below aggregate the three asset management segments for ease of presentation and hence should be read in conjunction with the associated tables on asset management in note E2.

a Group statement of financial position by operating segment

i Position at 31 December 2012

	2012 £m							
	Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec Group total
By operating segment	UK D2	US D3	Asia D4		E2			
Assets								
Intangible assets attributable to shareholders:								
Goodwill	–	–	239	239	1,230	–	–	1,469
Deferred acquisition costs and other intangible assets	105	3,222	908	4,235	14	18	–	4,267
Total	105	3,222	1,147	4,474	1,244	18	–	5,736
Intangible assets attributable to with-profits funds:								
In respect of acquired subsidiaries for venture fund and other investment purposes	178	–	–	178	–	–	–	178
Deferred acquisition costs and other intangible assets	6	–	72	78	–	–	–	78
Total	184	–	72	256	–	–	–	256
Total intangible assets	289	3,222	1,219	4,730	1,244	18	–	5,992
Deferred tax assets	183	1,889	83	2,155	107	52	–	2,314
Other non-investment and non-cash assets	5,424	6,792	1,117	13,333	1,051	3,766	(6,113)	12,037
Investments of long-term business and other operations:								
Investment properties	10,852	24	4	10,880	–	–	–	10,880
Investments accounted for using the equity method	72	–	–	72	41	–	–	113
Financial investments:								
Loans	3,373	6,235	1,014	10,622	1,199	–	–	11,821
Equity securities and portfolio holdings in unit trusts	36,027	49,551	14,310	99,888	70	–	–	99,958
Debt securities	83,862	32,993	21,402	138,257	1,846	–	–	140,103
Other investments	4,576	2,296	957	7,829	44	27	–	7,900
Deposits	11,131	211	1,227	12,569	84	–	–	12,653
Total investments	149,893	91,310	38,914	280,117	3,284	27	–	283,428
Properties held for sale	98	–	–	98	–	–	–	98
Cash and cash equivalents	2,638	513	1,668	4,819	1,083	482	–	6,384
Total assets	158,525	103,726	43,001	305,252	6,769	4,345	(6,113)	310,253

Note

Further segmental analysis:

The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within 'Other non-investment and non-cash assets'. Items defined as financial instruments or related to insurance contracts are excluded. The Group's total non-current assets at 31 December comprise:

	2012 £m	2011 £m
UK including insurance operations, M&G and central operations	1,927	1,906
US	152	144
Asia*	640	681
Total	2,719	2,731

* No individual country in Asia held non-current assets at the end of the year which exceeds 10 per cent of the Group total.

Notes on the Group financial statements Prudential plc Annual Report 2012 183

By operating segment	2012 £m Insurance operations UK D2	US D3	Asia D4	Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec Group total
Equity and liabilities								
Equity								
Shareholders' equity	3,033	4,343	2,529	9,905	1,937	(1,483)	–	10,359
Non-controlling interests	1	–	4	5	–	–	–	5
Total equity	3,034	4,343	2,533	9,910	1,937	(1,483)	–	10,364
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Insurance contract liabilities	84,266	90,192	34,126	208,584	–	–	–	208,584
Investment contract liabilities with discretionary participation features	33,464	–	348	33,812	–	–	–	33,812
Investment contract liabilities without discretionary participation features	16,182	2,069	127	18,378	–	–	–	18,378
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	10,526	–	63	10,589	–	–	–	10,589
Total policyholder liabilities and unallocated surplus of with-profits funds	144,438	92,261	34,664	271,363	–	–	–	271,363
Core structural borrowings of shareholder-financed operations:								
Subordinated debt	–	–	–	–	–	2,577	–	2,577
Other	–	153	–	153	275	549	–	977
Total	–	153	–	153	275	3,126	–	3,554
Operational borrowings attributable to shareholder-financed operations	127	26	7	160	1	2,084	–	2,245
Borrowings attributable to with-profits operations	1,033	–	–	1,033	–	–	–	1,033
Other non-insurance liabilities:								
Obligations under funding, securities lending and sale and repurchase agreements	1,461	920	55	2,436	–	–	–	2,436
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,307	25	1,851	4,183	162	–	–	4,345
Deferred tax liabilities	1,185	2,168	588	3,941	13	16	–	3,970
Current tax liabilities	237	–	49	286	8	151	–	445
Accruals and deferred income	429	–	110	539	266	28	–	833
Other creditors	2,766	611	1,601	4,978	3,771	145	(6,113)	2,781
Provisions	291	20	66	377	149	75	–	601
Derivative liabilities	1,007	645	837	2,489	150	190	–	2,829
Other liabilities	210	2,554	640	3,404	37	13	–	3,454
Total	9,893	6,943	5,797	22,633	4,556	618	(6,113)	21,694
Total liabilities	155,491	99,383	40,468	295,342	4,832	5,828	(6,113)	299,889
Total equity and liabilities	158,525	103,726	43,001	305,252	6,769	4,345	(6,113)	310,253

B Summary of results Financial statements

184 Financial statements Prudential plc Annual Report 2012

B: Summary of results continued

B5: Group statement of financial position continued

i Position at 31 December 2011

By operating segment	UK D2	US D3	Asia D4	Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec Group total
	2011* £m							
	Insurance operations							
Assets								
Intangible assets attributable to shareholders:								
Goodwill	–	–	235	235	1,230	–	–	1,465
Deferred acquisition costs and other intangible assets	113	3,115	977	4,205	16	13	–	4,234
Total[H1]	113	3,115	1,212	4,440	1,246	13	–	5,699
Intangible assets attributable to with-profits funds:								
In respect of acquired subsidiaries for venture fund and other investment purposes	178	–	–	178	–	–	–	178
Deferred acquisition costs and other intangible assets	6	–	83	89	–	–	–	89
Total[H2]	184	–	83	267	–	–	–	267
Total intangible assets	297	3,115	1,295	4,707	1,246	13	–	5,966
Deferred tax assets	231	1,392	115	1,738	129	409	–	2,276
Other non-investment and non-cash assets[H3,H6]	4,771	1,542	1,024	7,337	1,000	4,532	(6,231)	6,638
Investments of long-term business and other operations:								
Investment properties	10,712	35	10	10,757	–	–	–	10,757
Investments accounted for using the equity method	70	–	–	70	–	–	–	70
Financial investments:								
Loans	3,115	4,110	1,233	8,458	1,256	–	–	9,714
Equity securities and portfolio holdings in unit trusts	36,722	38,036	11,997	86,755	594	–	–	87,349
Debt securities[H5c]	77,953	27,022	17,681	122,656	1,842	–	–	124,498
Other investments	4,568	2,376	470	7,414	78	17	–	7,509
Deposits	9,287	167	1,165	10,619	89	–	–	10,708
Total investments[G1,H7,H8]	142,427	71,746	32,556	246,729	3,859	17	–	250,605
Properties held for sale[H9]	–	3	–	3	–	–	–	3
Cash and cash equivalents[H10]	2,965	271	1,977	5,213	1,735	309	–	7,257
Total assets	150,691	78,069	36,967	265,727	7,969	5,280	(6,231)	272,745

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Notes on the Group financial statements Prudential plc Annual Report 2012 185

By operating segment	2011* £m							
	Insurance operations							
	UK D2	US D3	Asia D4	Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec Group total
Equity and liabilities								
Equity								
Shareholders' equity[H11]	2,581	3,761	2,306	8,648	1,783	(1,867)	–	8,564
Non-controlling interests	33	–	5	38	5	–	–	43
Total equity	2,614	3,761	2,311	8,686	1,788	(1,867)	–	8,607
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Insurance contract liabilities[H12]	82,732	67,278	30,353	180,363	–	–	–	180,363
Investment contract liabilities with discretionary participation features[G1]	29,348	–	397	29,745	–	–	–	29,745
Investment contract liabilities without discretionary participation features[G1]	14,944	1,911	112	16,967	–	–	–	16,967
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)[D2,H12]	9,165	–	50	9,215	–	–	–	9,215
Total policyholder liabilities and unallocated surplus of with-profits funds	136,189	69,189	30,912	236,290	–	–	–	236,290
Core structural borrowings of shareholder-financed operations:[G1,H13]								
Subordinated debt	–	–	–	–	–	2,652	–	2,652
Other	–	160	–	160	250	549	–	959
Total	–	160	–	160	250	3,201	–	3,611
Operational borrowings attributable to shareholder-financed operations	103	127	141	371	13	2,956	–	3,340
Borrowings attributable to with-profits operations	972	–	–	972	–	–	–	972
Other non-insurance liabilities:								
Obligations under funding, securities lending and sale and repurchase agreements[H4,H14,H15]	1,945	1,169	–	3,114	–	–	–	3,114
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,043	18	1,101	3,162	678	–	–	3,840
Deferred tax liabilities	1,349	1,818	506	3,673	5	251	–	3,929
Current tax liabilities	553	–	116	669	106	155	–	930
Accruals and deferred income	321	–	103	424	290	22	–	736
Other creditors	2,829	548	660	4,037	4,493	245	(6,231)	2,544
Provisions	266	13	47	326	133	70	–	529
Derivative liabilities	1,298	887	480	2,665	182	207	–	3,054
Other liabilities	209	379	590	1,178	31	40	–	1,249
Total	10,813	4,832	3,603	19,248	5,918	990	(6,231)	19,925
Total liabilities	148,077	74,308	34,656	257,041	6,181	7,147	(6,231)	264,138
Total equity and liabilities	150,691	78,069	36,967	265,727	7,969	5,280	(6,231)	272,745

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

B Summary of results Financial statements

186 Financial statements Prudential plc Annual Report 2012

B: Summary of results continued

B5: Group statement of financial position continued

ii Group statement of financial position – additional analysis by business type

	2012 £m							2011* £m
		Shareholder-backed business						
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec Group total	31 Dec Group total
Assets								
Intangible assets attributable to shareholders:								
Goodwill	–	–	239	1,230	–	–	1,469	1,465
Deferred acquisition costs and other intangible assets	–	–	4,235	14	18	–	4,267	4,234
Total	–	–	4,474	1,244	18	–	5,736	5,699
Intangible assets attributable to with-profits funds:								
In respect of acquired subsidiaries for venture fund and other investment purposes	178	–	–	–	–	–	178	178
Deferred acquisition costs and other intangible assets	78	–	–	–	–	–	78	89
Total	256	–	–	–	–	–	256	267
Total intangible assets	256	–	4,474	1,244	18	–	5,992	5,966
Deferred tax assets	114	–	2,041	107	52	–	2,314	2,276
Other non-investment and non-cash assets	3,133	508	9,692	1,051	3,766	(6,113)	12,037	6,638
Investments of long-term business and other operations:								
Investment properties	8,659	622	1,599	–	–	–	10,880	10,757
Investments accounted for using the equity method	–	–	72	41	–	–	113	70
Financial investments:								
Loans	2,709	–	7,913	1,199	–	–	11,821	9,714
Equity securities and portfolio holdings in unit trusts	25,105	73,860	923	70	–	–	99,958	87,349
Debt securities	62,002	9,504	66,751	1,846	–	–	140,103	124,498
Other investments	4,745	57	3,027	44	27	–	7,900	7,509
Deposits	9,470	1,396	1,703	84	–	–	12,653	10,708
Total investments	112,690	85,439	81,988	3,284	27	–	283,428	250,605
Properties held for sale	98	–	–	–	–	–	98	3
Cash and cash equivalents	1,721	1,310	1,788	1,083	482	–	6,384	7,257
Total assets	118,012	87,257	99,983	6,769	4,345	(6,113)	310,253	272,745

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Notes on the Group financial statements Prudential plc Annual Report 2012 187

	2012 £m							2011* £m
		Shareholder-backed business						
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec Group total	31 Dec Group total
Equity and liabilities								
Equity								
Shareholders' equity	–	–	9,905	1,937	(1,483)	–	10,359	8,564
Non-controlling interests	1	–	4	–	–	–	5	43
Total equity	1	–	9,909	1,937	(1,483)	–	10,364	8,607
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	97,795	85,523	77,456	–	–	–	260,774	227,075
Unallocated surplus of with-profits funds	10,589	–	–	–	–	–	10,589	9,215
Total policyholder liabilities and unallocated surplus of with-profits funds	108,384	85,523	77,456	–	–	–	271,363	236,290
Core structural borrowings of shareholder-financed operations:								
Subordinated debt	–	–	–	–	2,577	–	2,577	2,652
Other	–	–	153	275	549	–	977	959
Total	–	–	153	275	3,126	–	3,554	3,611
Operational borrowings attributable to shareholder-financed operations	–	1	159	1	2,084	–	2,245	3,340
Borrowings attributable to with-profits operations	1,033	–	–	–	–	–	1,033	972
Deferred tax liabilities	1,086	46	2,809	13	16	–	3,970	3,929
Other non-insurance liabilities	7,508	1,687	9,497	4,543	602	(6,113)	17,724	15,996
Total liabilities	118,011	87,257	90,074	4,832	5,828	(6,113)	299,889	264,138
Total equity and liabilities	118,012	87,257	99,983	6,769	4,345	(6,113)	310,253	272,745

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

B: Summary of results Financial statements

188 Financial statements Prudential plc Annual Report 2012

B: Summary of results continued

B5: Group statement of financial position continued

b Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group from the beginning of the year to the end of the year is as follows:

		Insurance operations £m			
	Note	UK	US	Asia	Total
At 1 January 2011		135,717	60,523	28,740	224,980
Comprising:					
Policyholder liabilities		125,530	60,523	28,674	214,727
Unallocated surplus of with-profits funds		10,187	–	66	10,253
Premiums		6,988	12,914	5,079	24,981
Surrenders		(4,255)	(4,270)	(2,237)	(10,762)
Maturities/deaths		(7,813)	(820)	(664)	(9,297)
Net flows		(5,080)	7,824	2,178	4,922
Shareholders' transfers post-tax		(216)	–	(30)	(246)
Investment-related items and other movements		5,862	136	365	6,363
Foreign exchange translation differences		(94)	706	(341)	271
As at 31 December 2011		136,189	69,189	30,912	236,290
Comprising:					
Policyholder liabilities		127,024	69,189	30,862	227,075
Unallocated surplus of with-profits funds		9,165	–	50	9,215
At 1 January 2012		136,189	69,189	30,912	236,290
Premiums		8,340	14,907	5,620	28,867
Surrenders		(4,785)	(4,356)	(2,541)	(11,682)
Maturities/deaths		(8,009)	(954)	(658)	(9,621)
Net flows		(4,454)	9,597	2,421	7,564
Shareholders' transfers post-tax		(205)	–	(31)	(236)
Investment-related items and other movements		13,006	4,241	2,178	19,425
Foreign exchange translation differences		(98)	(3,678)	(816)	(4,592)
Acquisition of REALIC	I1	–	12,912	–	12,912
At 31 December 2012		144,438	92,261	34,664	271,363
Comprising:					
Policyholder liabilities		133,912	92,261	34,601	260,774
Unallocated surplus of with-profits funds		10,526	–	63	10,589
Average policyholder liability balances*					
2012		130,468	77,497	32,732	240,697
2011		126,277	64,856	29,768	220,901

* Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the period and exclude unallocated surplus of with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

Notes on the Group financial statements Prudential plc Annual Report 2012 189

c Debt securities and loans

i Information on the credit risks of debt securities

	2012 £m						2011 £m
	Insurance operations			Total insurance operations	Asset management	Group total	Group total
	UK	US	Asia				
S&P – AAA	9,200	187	785	10,172	1,046	11,218	12,593
S&P – AA+ to AA-	9,623	6,343	5,523	21,489	106	21,595	17,038
S&P – A+ to A-	23,000	7,728	3,282	34,010	206	34,216	31,161
S&P – BBB+ to BBB-	17,720	10,230	1,906	29,856	235	30,091	25,860
S&P – Other	3,043	1,173	3,132	7,348	37	7,385	6,346
	62,586	25,661	14,628	102,875	1,630	104,505	92,998
Moody's – Aaa	8,446	55	1,389	9,890	135	10,025	9,615
Moody's – Aa1 to Aa3	1,420	18	271	1,709	36	1,745	806
Moody's – A1 to A3	927	21	169	1,117	–	1,117	1,352
Moody's – Baa1 to Baa3	1,385	56	375	1,816	12	1,828	1,228
Moody's – Other	307	13	112	432	–	432	318
	12,485	163	2,316	14,964	183	15,147	13,319
Implicit ratings of MBS based on NAIC valuations (see below)							
NAIC 1	–	2,934	–	2,934	–	2,934	2,577
NAIC 2	–	207	–	207	–	207	147
NAIC 3-6	–	321	–	321	–	321	368
	–	3,462	–	3,462	–	3,462	3,092
Fitch	527	184	533	1,244	21	1,265	1,039
Other	8,264	3,523	3,925	15,712	12	15,724	14,050
Total debt securities	83,862	32,993	21,402	138,257	1,846	140,103	124,498

In the table above, with the exception of some mortgage-backed securities within Jackson, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative. For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC). These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities). Notes D2(c), D3(c), D4(c) and E2 provide further details on the credit risks of debt securities by segment.

B Summary of results Financial statements

190 Financial statements Prudential plc Annual Report 2012

B: Summary of results continued

B5: Group statement of financial position continued

ii Group's exposure to holdings in asset-backed securities

The Group's exposure to holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 31 December 2012 is as follows:

	2012 £m	2011 £m
Shareholder-backed operations:		
UK insurance operations (2012: 34% AAA, 17% AA)[note (i)]	1,408	1,358
US insurance operations [(i)]	5,626	5,380
Asia insurance operations[note (ii)]	144	176
Asset management operations[note (iii)]	566	594
	7,744	7,508
With-profits operations:		
UK insurance operations (2012: 60% AAA, 9% AA)[note (i)]	5,850	5,351
Asia insurance operations[note (ii)]	241	454
	6,091	5,805
Total	13,835	13,313

Notes

(i) UK insurance operations
All of the exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the £5,850 million (2011: £5,351 million) relating to with-profits business, £1,697 million (2011: £1,314 million) relates to exposure to the US and with the remaining exposure being primarily to the UK market.

(ii) Asia insurance operations
The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £241 million, 63 per cent (2011: £454 million, 75 per cent) are investment grade.

(iii) Asset management operations
Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £566 million, 77 per cent (2011: £595 million, 77 per cent) are graded AAA.

iii Group sovereign debt exposure

The exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2012 are given within the Risk and capital management section of the Business review under Credit risk.

iv Loans

Information on the credit quality of the portfolio of loans, which almost wholly is for amounts which are neither past due or impaired is shown in notes D2, D3, D4 and E2. Details of allowances for loans, losses and amounts past due are shown in notes G1 and G2. No additional analysis is provided of the element of loans and receivables that were neither past due nor impaired from those of the total portfolio on the grounds of the immateriality of the difference between the neither past due nor impaired element and the total portfolio.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 191

C: Group risk management

C: Group risk management

Disclosures concerning the Group’s risk framework and the management of the risk attached to the Group’s fi nancial instruments and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of the Risk and capital management disclosure in the Business review. Additional disclosures are shown in section D1.

C: Group risk management Financial statements

192 Financial statements Prudential plc Annual Report 2012

D: Life assurance business

D1: Group overview

a Products and classifi cation for IFRS reporting

The measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either ‘insurance’ contracts, if the level of insurance risk in the contracts is signifi cant, or ‘investment’ contracts, if the risk is insignifi cant.

Insurance contracts

Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to adopt this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the measurement principles for with-profits contracts of UK regulated entities and disclosures of the UK Standard FRS 27 from 1 January 2005. An explanation of the provisions under FRS 27 is provided in note D2.

Under the previously applied GAAP, UK GAAP, the assets and liabilities of contracts are reported in accordance with the Modified Statutory Basis (MSB) of reporting as set out in the ABI SORP.

The insurance contracts of the Group’s shareholder-backed business fall broadly into the following categories:

UK insurance operations

– bulk and individual annuity business, and other categories of non participating UK business; Jackson

– fi xed and variable annuity business and life insurance; and Prudential Corporation Asia

– non-participating term, whole life, and unit-linked policies, together with accident and health policies.

Investment contracts

Investment contracts are further delineated under IFRS 4 between those with and without discretionary participation features. For those contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has adopted this approach, again subject to the FRS 27 improvement.

For investment contracts that do not contain discretionary participation features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied.

Contracts of the Group, which are classified as investment contracts that do not contain discretionary participation features, can be summarised as:

UK

– certain unit-linked savings and similar contracts;

Jackson

• Guaranteed Investment Contracts (GICs) and funding agreements

• minor amounts of ‘annuity certain’ contracts; and

Prudential Corporation Asia

– minor amounts for a number of small categories of business.

b Concentration of risk i Business accepted

The Group’s exposure to life assurance risks is well diversified. This is achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types.

As part of the risk management framework, the Group regularly monitors concentration of risk using a variety of risk monitoring tools, including scenario testing and sensitivity analysis of the Group’s capital and profi tability metrics involving IGD, Group economic capital, EEV and IFRS, to help identify concentrations of risks by risk types, products and business units, as well as the benefits of diversification of risks.

An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group’s US business is sensitive to increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas certain products in the US benefit from falling interest rates. The economic capital framework also takes into account situations where factors are correlated, for example, the extent of correlation between UK and US economies.

Business units are also required to disclose to the Group risk function all material risks, along with information on their severity and likelihood, and mitigating actions taken or planned.

Credit risk remains one of the largest risk exposures. This reflects the relative size of exposure in Jackson and the UK shareholder annuities business. The Group manages concentration of credit risks by setting limits on the maximum exposure to each counterparty based on their credit ratings.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 193

ii Ceded business

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. At 31 December 2012 the reinsurers’ share of insurance contract liabilities was Ł6,859 million (2011: Ł1,344 million). The increase arises from the acquisition of REALIC. Further details are shown in note D3(f) and I1. At 31 December 2012, 97 per cent (2011: 91 per cent) of the reinsurance recoverable insurance assets were ceded by the Group’s UK and US operations, of which 92 per cent (2011: 94 per cent) of the balance were from reinsurers with Standard & Poor’s rating A- and above.

c Guarantees

Notes D2(d), D3(d) and D4(d) provide details of guarantee features of the Group’s life assurance products. In the UK, guarantees of the with-profi ts products are valued for accounting purposes on a market consistent basis for 2012 as described in section D2(e)(ii). The UK business also has products with guaranteed annuity option features, mostly within Scottish Amicable Insurance Fund (SAIF), as described in section D2(d). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(d). Jackson’s derivative programme seeks to manage the exposures as described in section D3(h).

d Sensitivity of EEV shareholders’ basis profi t and equity to market and other risks

The Group prepares supplementary EEV basis financial statements for half-yearly and annual publication. These statements include sensitivity disclosures which are part of the market risk information provided to key management.

e Sensitivity of IFRS basis profit or loss and shareholders’ equity to market and other risks i Overview of risks by business unit

The financial and insurance assets and liabilities attaching to the Group’s life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity.

Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value, will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

Currency risk: due to changes in foreign exchange rates; Interest rate risk: due to changes in market interest rates; and

Other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

Policyholder liabilities relating to the Group’s life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

Three key points are to be noted, namely:

D:

The Group’s with-profits and unit-linked funds absorb most market risk attaching to the funds’ investments. Except for second Life order effects, for example, on asset management fees and shareholders’ share of cost of bonuses for with-profits business,

shareholder results are not directly affected by market value movements on the assets of these funds;

The Group’s shareholder results are most sensitive to market risks for assets of the shareholder-backed business; and

The main exposures of the Group’s IFRS basis results to market risk for its life assurance operations on investments of the assurance shareholder-backed business are for debt securities.

The most significant items for which the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Financial

statements

194 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D1: Group overview continued

Type of business Market and credit risk Insurance and lapse risk

Investments/derivatives Liabilities/unallocated surplus Other exposure

UK insurance operations (see also section D2(h))

With-profits business Net neutral direct exposure (Indirect exposure only) Investment Persistency risk to

(including Prudential performance subject to future shareholder

Annuities Limited) smoothing through transfers

declared bonuses

SAIF sub-fund Net neutral direct exposure (Indirect exposure only) Asset management fees earned by M&G

Unit-linked business Net neutral direct exposure (Indirect exposure only) Investment Persistency risk performance through

asset management fees

Asset/liability mismatch risk

Shareholder-backed Credit risk for assets Mortality experience annuity business covering liabilities and and assumptions for shareholder capital longevity

Interest rate risk for assets

in excess of liabilities

ie assets representing

shareholder capital

US insurance operations (see also section D3(h))

All business Currency risk Persistency risk

Variable annuity Net effect of market risk arising from incidence of business guarantee features and variability of asset

management fees offset by derivative hedging

programme

Fixed indexed annuity Derivative hedge Incidence of equity

business programme to the extent participation features

not fully hedged against

liability and fund

performance

Fixed indexed annuities, Credit risk Spread difference Lapse risk, but the

Fixed annuities and Interest rate risk between earned effects of extreme

GIC business rate and events are mitigated

rate credited by the application of

to policyholders market value

adjustments and by

the use of swaption

contracts

Profit and loss and

shareholders’ equity are

volatile for these risks as

they affect the values of

derivatives and embedded

derivatives and

impairment losses.

In addition, shareholders’

equity is volatile for the

incidence of these risks on

unrealised appreciation of

fixed income securities

classified as available-for-sale

under IAS 39

Notes on the Group financial statements Prudential plc Annual Report 2012 195

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities/unallocated surplus	Other exposure	
Asia insurance operations (see also section D4(h))				
All business	Currency risk			Mortality and morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	
	Asset/liability mismatch risk			
Non-participating business	Credit risk Interest rate and price risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements		

ii IFRS shareholder results – Exposures for market and other risk

Key Group exposures

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks are provided in notes D2(h), D3(h), D4(h) and E4. The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. Other features to note are as follows.

UK

The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing US and Asia policyholder liabilities (which in general are measured on a basis that is insensitive to current market movements) and shareholder equity.

US

For Jackson, at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and second order equity-based exposure in respect of variable annuity asset management fees. Further information is given below in note D3h(iv).

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement). See D3(h) for details of the hedging.

D: Life assurance business Financial statements

statements

196 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D1: Group overview continued

Asia

For Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risks.

At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

Impact of diversification on risk exposure

The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. Relevant correlation factors include:

Correlation across geographic regions

Financial risk factors

Non-financial risk factors

Correlation across risk factors

Longevity risk

Expenses

Persistency

Other risks

The effect of Group diversification across the Group’s life businesses is to signifi cantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

f Duration of liabilities

Under the terms of the Group’s contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death, other insurable events or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these factors on contract duration. Details are shown in sections D2(i), D3(i) and D4(i).

In the years 2008 to 2012, claims paid on the Group’s life assurance contracts, including those classifi ed as investment contracts under IFRS 4, ranged from Ł17 billion to Ł21 billion. Indicatively, it is to be expected that, of the Group’s policyholder liabilities (excluding unallocated surplus) at 31 December 2012 of Ł260.8 billion, the amounts likely to be paid in

2013 will be of a similar magnitude.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 197

D2: UK insurance operations

a Summary statement of fi nancial position

In order to show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of fund and business, the analysis below is structured to show separately assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

Ł97 billion of the Ł150 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

[Graphic Appears Here]

198 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D2: UK insurance operations continued

31 Dec

31 Dec 2012 Łm 2011 Łm Other funds and subsidiaries Unit-Scottish linked Annuity UK UK

Amicable PAC with- assets and other insurance insurance Insurance profi ts and long-term operations operations Fund fund liabilities business Total Total Total

By operating segment note (iii) notes (i), (ii)

Equity and liabilities

Equity

Shareholders’ equity – – – 3,033 3,033 3,033 2,581 Non-controlling interests – 1 – – – 1 33

Total equity – 1 – 3,033 3,033 3,034 2,614

Liabilities

Policyholder liabilities and unallocated surplus of with-profits funds: Contract liabilities (including amounts in respect of contracts classifled as investment contracts under

IFRS 4) 7,878 76,529 22,197 27,308 49,505 133,912 127,024

Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds) – 10,526 – – – 10,526 9,165

Total 7,878 87,055 22,197 27,308 49,505 144,438 136,189

Operational borrowings attributable to shareholder-financed operations – – 1 126 127 127 103 Borrowings attributable to with-profits funds 17 1,016 – – – 1,033 972 Deferred tax liabilities 39 663 – 483 483 1,185 1,349 Other non-insurance liabilities 299 4,200 911 3,298 4,209 8,708 9,464

Total liabilities 8,233 92,934 23,109 31,215 54,324 155,491 148,077

Total equity and liabilities 8,233 92,935 23,109 34,248 57,357 158,525 150,691

[Graphic Appears Here]

Notes

(i) For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.3 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately Ł1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.

Included in the PAC with-profits fund is Ł13.3 billion (2011: Ł12.6 billion) of non-profits annuities liabilities.

(ii) Excluding policyholder liabilities of the Hong Kong branch of PAC.

(iii) SAIF is a separate sub-fund within the PAC long-term business fund.

Notes on the Group financial statements Prudential plc Annual Report 2012 199

(iv) Investment properties

At 31 December 2012, the Group's UK insurance operations had £10,852 million (2011: £10,712 million) of investment properties. The following table shows the property portfolio by type of investment. The properties are shown at market value below in accordance with the policies described in note A3.

	2012		2011	
	£m	%	£m	%
Office buildings	4,195	38.7	4,443	41.5
Shopping centres/commercial	4,389	40.4	4,315	40.3
Retail warehouses/industrial	1,624	15.0	1,406	13.1
Development	465	4.3	383	3.6
Other	179	1.6	165	1.5
Total	10,852	100.0	10,712	100.0

47.6 per cent (2011: 42.9 per cent) of the UK held investment property is located in London and Southeast England with 35.4 per cent (2011: 41.1 per cent) located throughout the rest of the UK and the remaining 17.0 per cent (2011: 16.0 per cent) located overseas.

(v) Loans

The loans of the Group's UK insurance operations comprise:

	2012 £m	2011 £m
SAIF and PAC WPSF:		
Mortgage loans*	1,311	1,036
Policy loans	16	20
Other loans†	782	917
Total SAIF and PAC WPSF loans	2,109	1,973
Shareholder-backed:		
Mortgage loans*	1,259	1,137
Other loans	5	5
Total shareholder-backed loans	1,264	1,142
Total UK insurance operations loans	3,373	3,115

* The mortgage loans are collateralised by properties. By carrying value, 86 per cent of the £1,259 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 29 per cent.

† Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(vi) Other investments comprise:

	2012 £m	2011 £m
Derivative assets*	1,349	1,461
Partnerships in investment pools and other†	3,227	3,107
	4,576	4,568

* After including derivative liabilities of £1,007 million (2011: £1,298 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £342 million (2011: £163 million).

† Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

D: Life assurance business Financial statements

200 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D2: UK insurance operations continued

b Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Other shareholder-backed funds and subsidiaries		
	SAIF and PAC with-profits sub-fund £m	Unit-linked liabilities £m	Annuity and other long-term business £m	Total £m
At 1 January 2011	91,773	21,671	22,273	135,717
Comprising:				
Policyholder liabilities	81,586	21,671	22,273	125,530
Unallocated surplus of with-profits funds	10,187	–	–	10,187
Premiums	3,413	1,854	1,721	6,988
Surrenders	(2,285)	(1,851)	(119)	(4,255)
Maturities/Deaths	(5,551)	(655)	(1,607)	(7,813)
Net flows[note (a)]	(4,423)	(652)	(5)	(5,080)
Shareholders' transfers post tax	(216)	–	–	(216)
Switches	(237)	237	–	–
Investment-related items and other movements[note (b)]	3,338	25	2,499	5,862
Foreign exchange translation differences	(94)	–	–	(94)
At 31 December 2011/1 January 2012	**90,141**	**21,281**	**24,767**	**136,189**
Comprising:				
Policyholder liabilities	**80,976**	**21,281**	**24,767**	**127,024**
Unallocated surplus of with-profits funds	**9,165**	**–**	**–**	**9,165**
Premiums	**4,539**	**1,775**	**2,026**	**8,340**
Surrenders	**(2,200)**	**(2,378)**	**(207)**	**(4,785)**
Maturities/Deaths	**(5,664)**	**(658)**	**(1,687)**	**(8,009)**
Net flows[note (a)]	**(3,325)**	**(1,261)**	**132**	**(4,454)**
Shareholders' transfers post tax	**(205)**	**–**	**–**	**(205)**
Switches	**(236)**	**236**	**–**	**–**
Investment-related items and other movements[note (b)]	**8,656**	**1,941**	**2,409**	**13,006**
Foreign exchange translation differences	**(98)**	**–**	**–**	**(98)**
At 31 December 2012	**94,933**	**22,197**	**27,308**	**144,438**
Comprising:				
Policyholder liabilities	**84,407**	**22,197**	**27,308**	**133,912**
Unallocated surplus of with-profits funds	**10,526**	**–**	**–**	**10,526**
Average policyholder liability balances*				
2012	**82,691**	**21,739**	**26,038**	**130,468**
2011	81,281	21,476	23,520	126,277

* Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a) Net outflows decreased from £5,080 million in 2011 to £4,454 million in 2012. An improvement in the net outflows of the with-profits business, following increased sales of with-profits bonds in the year, has been greater than the increase in outflows in the unit-linked business. The levels of inflows/outflows for unit-linked business is driven by the activity of corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the year. The net flows of negative £1,261 million in unit-linked business was a result of lower single premiums in and higher transfers out of this business in 2012.

(b) Investment-related items and other movements of £13,006 million across fund types reflected the continued strong performance of UK equity markets in 2012, as well as investment gains from debt securities following falling bond yields, and other asset classes.

Notes on the Group financial statements Prudential plc Annual Report 2012 201

c Information on credit risk of debt securities

The following table summarises by rating the securities held by UK insurance operations as at 31 December 2012 and 2011:

UK insurance operations

	31 Dec 2012 £m						31 Dec 2011 £m
			Other funds and subsidiaries				
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	Total	Total
S&P – AAA	441	4,716	582	3,023	438	9,200	9,928
S&P – AA+ to AA-	527	4,908	829	3,041	318	9,623	8,647
S&P – A+ to A-	1,031	12,345	1,805	6,934	885	23,000	21,474
S&P – BBB+ to BBB-	911	10,614	1,340	4,210	645	17,720	15,746
S&P – Other	224	2,358	115	307	39	3,043	3,175
	3,134	34,941	4,671	17,515	2,325	62,586	58,970
Moody's – Aaa	241	3,780	1,239	2,557	629	8,446	7,945
Moody's – Aa1 to Aa3	41	538	106	622	113	1,420	651
Moody's – A1 to A3	32	505	26	321	43	927	1,008
Moody's – Baa1 to Baa3	54	818	113	370	30	1,385	1,030
Moody's – Other	15	224	30	30	8	307	242
	383	5,865	1,514	3,900	823	12,485	10,876
Fitch	20	295	26	165	21	527	492
Other	327	5,542	99	2,157	139	8,264	7,615
Total debt securities	3,864	46,643	6,310	23,737	3,308	83,862	77,953

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £8,264 million total debt securities held at 31 December 2012 (2011: £7,615 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2012 £m	2011 £m
Internal ratings or unrated:		
AAA to A-	3,150	2,726
BBB to B-	3,752	3,773
Below B- or unrated	1,362	1,116
Total	8,264	7,615

The majority of unrated debt security investments were held in SAIF and the PAC with-profits sub-fund and relate to convertible debt and other investments which are not covered by ratings analysts, nor have an internal rating attributed to them. Of the £2,296 million PRIL and other annuity and long-term business investments which are not externally rated, £6 million were internally rated AAA, £429 million AA, £737 million A, £895 million BBB, £115 million BB and £114 million were internally rated B+ and below or unrated.

During 2011 Standard & Poor's withdrew its ratings of debt securities issued by a number of sovereigns. Where these are no longer available Moody's ratings have been used. This primarily impacts the UK and Asia insurance operations.

As detailed in note D2(h) below, the primary sensitivity of IFRS basis profit or loss and shareholders' equity relates to non-linked shareholder-backed business which is represented by 'PRIL' and 'other annuity and long-term business' in the table above.

D Life assurance business Financial statements

202 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D2: UK insurance operations continued

d Products and guarantees

Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities. These products are written primarily in:

One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund (WPSF), SAIF, and the non-profit sub-fund; Prudential Annuities Limited (PAL), which is owned by the PAC with-profits sub-fund; Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary; or Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

i With-profi ts products and PAC with-profi ts sub-fund

Within the statement of financial position of UK insurance operations at 31 December 2012, as shown in note D2(a), there are policyholder liabilities and unallocated surplus of Ł87.1 billion (2011: Ł81.6 billion) that relate to the WPSF. These amounts include the liabilities and capital of Prudential Annuities Limited, a wholly-owned subsidiary of the fund. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profi ts are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

The WPSF held a provision of Ł47 million at 31 December 2012 (2011: Ł90 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘annual’ and ‘fi nal’. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, fi nal bonuses are guaranteed only until the next bonus declaration. The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, infi ation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates.

A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits business is affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Further details on the determination of the two types of the bonuses: ‘regular’ and ‘fi nal’, the application of signifi cant judgement, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

Regular bonus rates

For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by the date of payment of the premium, or date of issue of the policy, or if the accumulated annual bonuses are particularly high or low, relative to a prudent proportion of the achieved investment return.

When target bonus levels change the PAC board of directors (PAC Board) has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time. However, the PAC Directors retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised. The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach as explained below.

In general, the same final bonus scale applies to maturity, death and surrender claims except that:

The total surrender value may be impacted by the application of a Market Value Reduction for accumulating with-profits policies and is the surrender bases for conventional with-profits business; and For the SAIF and Scottish Amicable, the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 203

Application of signifi cant judgement

The application of the above method for determining bonuses requires the PAC Board to apply significant judgement in many respects, including in particular the following:

Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined; Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgement; and Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important infiuences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions, or of reasonably likely changes in these assumptions.

Prudential’s approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available,

the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

Accordingly, Prudential’s PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable.

The purpose of Prudential’s PPFM is therefore to:

Explain the nature and extent of the discretion available;

Show how competing or confliicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and

Provide a knowledgeable observer (eg a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

An Actuarial Function Holder who provides the PAC Board with all actuarial advice;

A With-Profits Actuary whose specific duty is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any confliicting interests have been addressed; and

A With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which confliicting rights have been addressed. D:

Life

Smoothing of investment return

In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating assurance and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may business be required in certain circumstances, for example, following a significant rise or fall in market values, and in such situations the

PAC Board may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

Financial

statements

204 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D2: UK insurance operations continued

The degree of smoothing is illustrated numerically by comparing in the following table the relatively 'smoothed' level of policyholder bonuses declared as part of the surplus for distribution, with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2012 £m	2011 £m
Net income of the fund:		
Investment return	8,350	4,094
Claims incurred	(6,857)	(6,411)
Movement in policyholder liabilities	(3,989)	(614)
Add back policyholder bonuses for the year (as shown below)	1,865	1,945
Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(8,981)	(5,080)
Earned premiums, net of reinsurance	4,558	3,404
Other income	39	17
Acquisition costs and other expenditure	(740)	(696)
Tax charge	(292)	(63)
Net income of the fund before movement in unallocated surplus	2,934	1,676
Movement in unallocated surplus	(863)	485
Surplus for distribution	2,071	2,161
Surplus for distribution allocated as follows:		
90% policyholders' bonus (as shown above)	1,865	1,945
10% shareholders' transfers	206	216
	2,071	2,161

ii Annuity business

Prudential's conventional annuities include level, fixed-increase and inflation-linked annuities, the link being to the Retail Prices Index (RPI) in the majority of cases. They are mainly written within the subsidiaries PAL, PRIL, the PAC non-profit sub-fund and the PAC with-profits sub-fund, but there are some annuity liabilities in Prudential Pensions Limited and SAIF.

Prudential's fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

Prudential's with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF's equity shares, property and other investment categories over time. Policyholders select a 'required smoothed return' bonus from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the required smoothed return bonus rate selected by the policyholder when the product is purchased and the smoothed return bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

At 31 December 2012, £41.7 billion (2011: £38.3 billion) of investments relate to non-profit annuity business of the PAC WPSF (including PAL) and the annuity business of PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans, deposits and property, and are duration matched with the estimated duration of the liabilities they support.

iii SAIF

SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business.

The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits ie in excess of those based on asset share.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 205

Provision is made for the risks attaching to some SAIF unitised with-profits policies that have (Market Value Reduction) MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of Ł371 million was held in SAIF at 31 December 2012 (2011: Ł370 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefi t of policyholders of SAIF, this provision has no impact on the financial position of the Group’s shareholders’ equity.

iv Unit-linked (non-annuity) and other non-profi t business

Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as credit life and protection contracts. These contracts do not contain significant financial guarantees.

There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

e Process for setting assumptions and determining contract liabilities i Overview

The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including in particular mortality, expenses, tax, economic assumptions and, where applicable, persistency.

For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii)

below). Additional assumptions required are for persistency and the management actions under which the fund is managed.

Assumptions used for a market-consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry experience generally.

Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts.

The actual renewal expenses incurred on behalf of SAIF by other Group companies are recharged in full to SAIF.

The assumptions for asset management expenses are based on the charges specifled in agreements with the Group’s asset management operations, plus a margin for adverse deviation for non-profit business.

Tax assumptions are set equal to current rates of taxation.

For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption D:

yield is used, except for the PAL (including the business recaptured by PAC WPSF in 2011) and PRIL annuity business, where the Life internal rate of return of the assets backing the liabilities is used. Properties are valued using the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assurance assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above. business

ii WPSF and SAIF

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for under FRS 27.

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained Financial in the FSA’s rules for the determination of reserves on the FSA’s ‘realistic’ Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4. statements

The FSA’s Peak 2 calculation under the realistic regime requirement is explained further in note A3(2)(a) under the UK regulated with-profits section.

The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

206 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D2: UK insurance operations continued

iii Annuity business

Credit risk provisions

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

(a) The expected level of future defaults;
(b) The credit risk premium that is required to compensate for the potential volatility in default levels;
(c) The liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and
(d) The mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

The sum of (c) and (d) is often referred to as 'liquidity premium'.

The allowance for credit risk comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 31 December 2012 and 31 December 2011, based on the asset mix at the relevant balance sheet date are shown below.

31 December 2012	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates[note (i)]	161	–	161
Credit risk allowance			
Long-term expected defaults[note (ii)]	15	–	15
Additional provisions[note (iii)]	50	(23)	27
Total credit risk allowance	65	(23)	42
Liquidity premium	96	23	119

31 December 2011	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates[note (i)]	201	–	201
Credit risk allowance			
Long-term expected defaults[note (ii)]	15	–	15
Additional provisions[note (iii)]	51	(24)	27
Total credit risk allowance	66	(24)	42
Liquidity premium	135	24	159

Notes

(i) Bond spread over swap rates reflect market observed data.
(ii) Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard & Poor's and Fitch.
(iii) Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

Notes on the Group financial statements Prudential plc Annual Report 2012 207

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Movement in the credit risk allowance for PRIL for the year ended 31 December 2012
The movement during 2012 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 regulatory basis (bps)	IFRS (bps)
	Total	Total
Total allowance for credit risk at 31 December 2011	66	42
Credit rating changes	3	2
Asset trading	1	1
New business and other	(5)	(3)
Total allowance for credit risk at 31 December 2012	65	42

For periods prior to full year 2011, favourable credit experience was retained in short-term allowances for credit risk on both the Pillar 1 and IFRS bases. From full year 2011 onwards, the methodology applied is to continue to retain such surplus experience in the IFRS credit provisions but not for Pillar 1.

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 40 per cent (2011: 33 per cent) of the bond spread over swap rates. For IFRS purposes it represents 26 per cent (2011: 20 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2012 for the UK shareholder annuity fund were as follows:

	Pillar 1 regulatory basis £bn	IFRS £bn
	Total	Total
PRIL	1.9	1.2
PAC non-profit sub-fund	0.2	0.1
Total – 31 December 2012	2.1	1.3
Total – 31 December 2011	2.0	1.3

Mortality
The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business.

In 2009, Prudential's annuity business liabilities were determined using the Continuous Mortality Investigation (CMI) medium cohort projections with a floor. Since 2009, new mortality projection models have been released annually by the CMI. The CMI 2009 model was used to produce the 2010 and 2011 results, with calibration to reflect an appropriate view of future mortality improvements. The CMI 2011 model was used to produce the 2012 results, again with calibration to reflect an appropriate view of future mortality improvements.

D: Life assurance business Financial statements

208 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D2: UK insurance operations continued

The tables and range of percentages used are set out in the following tables:

2012	Non-profit annuities within the WPSF (including PAL)		PRIL	
	Males	Females	Males	Females
In payment	93% – 99% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 2.25%.	89% – 101% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 1.50%.	92% – 96% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 2.25%.	84% – 97% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 1.50%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

2011	Non-profit annuities within the WPSF (including PAL)		PRIL	
	Males	Females	Males	Females
In payment	92% – 98% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 2.25%.	88% – 100% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 1.25%.	93% – 94% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 2.25%.	86% – 96% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 1.25%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

2010	Non-profit annuities within the WPSF (including PAL)		PRIL	
	Males	Females	Males	Females
In payment	92% – 98% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 2.25%.	88% – 100% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 1.25%.	94% – 95% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 2.25%.	86% – 97% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 1.25%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

Notes on the Group financial statements Prudential plc Annual Report 2012 209

iv Unit-linked (non-annuity) and other non-profit business

The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts, the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

For those contracts where the level of insurance risk is insignificant, the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

f Reinsurance

The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2012, reinsurance premiums for externally ceded business were £135 million (2011: £132 million) and reinsurance recoverable assets were £608 million (2011: £589 million) in aggregate. The gains and losses recognised in profit and loss for the 2012 and 2011 contracts were immaterial.

g Effect of changes in assumptions used to measure insurance assets and liabilities

Credit risk

There has been no change of approach in the setting of assumption levels.

However, changes in the portfolio have given rise to altered levels of credit risk allowance as set out in note D2 (e)(iii).

2012

Other operating assumption changes

In 2012, for the shareholder-backed business, the net effect of assumption changes, other than the allowance for credit risk described above was a charge to shareholder results of £17 million. This comprises the aggregate effect of strengthening of mortality assumptions for the annuity business, offsetting releases of margins and altered expenses and other assumptions.

For the with-profits sub-fund, the aggregate effect of assumption changes in 2012 was a net charge to unallocated surplus of £90 million, relating to changes in mortality and offsetting releases of margins, expense, persistency and economic assumptions.

2011

Other operating assumption changes

In 2011, for the shareholder-backed business, the aggregate effect of assumption changes other than the allowance for credit risk described above, was a net charge to the shareholder results of £9 million, comprising a number of individually small assumption changes.

For the with-profits sub-fund, the aggregate effect of assumption changes in 2011 was a net charge to unallocated surplus of £59 million, relating to changes in mortality, expense, persistency and economic assumptions.

h Exposure and sensitivity of IFRS basis profit or loss and shareholders' equity to market and other risks

i With-profits business

SAIF

Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business

Shareholder UK results of UK with-profits business (including non-participating annuity business of the WPSF and of Prudential Annuities Limited (PAL), which is owned by the WPSF) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. The effects for 2012 and 2011 are demonstrated in note D5. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit and equity.

D. Life assurance business Financial statements

210 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D2: UK insurance operations continued

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profi ts business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders’ share of the cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important.

Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders’ share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

ii Shareholder-backed annuity business

The principal items affecting the IFRS results of the UK shareholder-backed annuity business are mortality experience and assumptions, and credit risk. The assets covering the liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Asset/liability duration matching is reviewed regularly. Except to the extent of any asset/liability duration mismatch and exposure to credit risk, the sensitivity of the Group’s results to market risk for movements in the carrying value of the liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders’ equity. This shareholders’ equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example, contingency reserves and shareholder capital held outside the long-term fund.

In summary, profits from shareholder-backed annuity business are most sensitive to:

The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts; Actual versus expected default rates on assets held; The difference between long-term rates of return on corporate bonds and risk-free rates; The variance between actual and expected mortality experience; The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and Changes in renewal expense levels.

A decrease in assumed mortality rates of 1 per cent would decrease gross profits by approximately Ł74 million (2011: Ł64 million). A decrease in credit default assumptions of five basis points would increase gross profits by Ł157 million (2011: Ł137 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase gross profi ts by Ł25 million (2011: Ł25 million). The effect on profi ts would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

iii Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements, the UK unit-linked business is not directly affected by market or credit risk liabilities of other business and are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets under the Company’s stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Notes on the Group financial statements Prudential plc Annual Report 2012 211

iv Shareholder exposure to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. At 31 December 2012, pension annuity liabilities accounted for 98 per cent (2011: 98 per cent) of UK shareholder-backed business liabilities. For pension annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for annuity liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result, IFRS equity is higher than regulatory capital and therefore, more sensitive to interest rate and credit risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates is as follows:

	2012 £m				2011 £m			
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	9,006	3,993	(3,265)	(5,983)	7,676	3,426	(2,820)	(5,178)
Policyholder liabilities	(7,878)	(3,513)	2,867	5,235	(6,842)	(3,060)	2,510	4,593
Related deferred tax effects	(259)	(110)	91	172	(208)	(91)	77	146
Net sensitivity of profit after tax and shareholders' equity	869	370	(307)	(576)	626	275	(233)	(439)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2012 £m		2011 £m	
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(316)	(158)	(319)	(160)
Related deferred tax effects	73	36	80	40
Net sensitivity of profit after tax and shareholders' equity	(243)	(122)	(239)	(120)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall, but rather, this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

D Life assurance business Financial statements

212 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D2: UK insurance operations continued

i Duration of liabilities

With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profits contract liabilities as noted in note D2(e) include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

The tables above show the carrying value of the policyholder liabilities. The tables in the accompanying notes below show the maturity profile of the cash flows for insurance contracts, as defined by IFRS, ie those containing significant insurance risk, and investment contracts, which do not.

	2012 £m									
	With-profits business			Annuity business (insurance contracts)			Other			
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investment contracts	Total	TOTAL
Policyholders liabilities	37,698	33,486	71,184	13,223	20,114	33,337	13,231	16,160	29,391	133,912
	2012 %									
Expected maturity:										
0 to 5 years	45	39	42	30	26	27	35	28	31	36
5 to 10 years	24	25	24	24	22	22	25	23	24	24
10 to 15 years	13	17	15	18	17	18	17	17	17	16
15 to 20 years	8	11	10	12	13	13	10	12	11	11
20 to 25 years	5	6	5	8	9	9	6	9	8	7
over 25 years	5	2	4	8	13	11	7	11	9	6

	2011 £m									
	With-profits business			Annuity business (insurance contracts)			Other			
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investment contracts	Total	TOTAL
Policyholder liabilities	38,974	29,365	68,339	12,637	18,236	30,873	12,885	14,927	27,812	127,024
	2011 %									
Expected maturity:										
0 to 5 years	47	32	41	29	25	27	34	28	31	35
5 to 10 years	24	26	25	24	22	22	25	22	24	24
10 to 15 years	13	19	16	18	18	18	18	18	18	17
15 to 20 years	8	14	10	12	13	13	11	12	11	11
20 to 25 years	5	7	6	8	10	9	7	9	7	7
over 25 years	3	2	2	9	12	11	5	11	9	6

Notes

(i) The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.

(ii) Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

(iii) Investment contracts under 'Other' comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

(iv) For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(v) The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flow for investment contracts are shown in note G2.

Notes on the Group financial statements Prudential plc Annual Report 2012 213

D3: US insurance operations

a Summary results and statement of financial position

i Results and movements in shareholders' equity

	2012 £m	2011* £m
Operating profit based on longer-term investment returns	964	651
Short-term fluctuations in investment returns	(90)	(167)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC^note	(19)	–
Profit before shareholder tax	855	484
Tax	(234)	(127)
Profit for the year	621	357

	2012 £m	2011* £m
Profit for the year (as above)	621	357
Items recognised in other comprehensive income:		
Exchange movements	(181)	35
Unrealised valuation movements on securities classified as available-for-sale:		
Unrealised holding gains arising during the year	930	912
Deduct net gains included in the income statement	(68)	(101)
Total unrealised valuation movements	862	811
Related change in amortisation of deferred acquisition costs	(270)	(275)
Related tax	(205)	(187)
Total other comprehensive income	206	384
Total comprehensive income for the year	827	741
Dividends, interest payments to central companies and other movements	(245)	(330)
Net increase in equity	582	411
Shareholders' equity at beginning of year:		
As previously reported	4,271	3,815
Effect of change in accounting policy for deferred acquisition costs*	(510)	(465)
After effect of change	3,761	3,350
Shareholders' equity at end of year	4,343	3,761

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Included within the movements in shareholders' equity is a net increase in value of Jackson's debt securities classified as 'available-for-sale' under IAS 39 of £862 million (2011: £811 million).

With the exception of debt securities for US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, are recorded in the income statement. This classification is applied for most of the debt securities of the Group's US operations. In 2012, Jackson recorded £37 million (2011: £62 million) of impairment losses arising from:

	2012 £m	2011 £m
Residential mortgage-backed securities	8	21
Public fixed income	2	–
Other	27	41
	37	62

D: Life assurance business Financial statements

214 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D3: US insurance operations continued

Jackson’s portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investments in structured securities are subject to a rigorous review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. However, some structured securities do not have a single determined set of future cash flows and instead, there can be a reasonable range of estimates that could potentially emerge. With this variability, there could be instances where the projected cash flow shortfall under management’s base case set of assumptions is so minor that relatively small and justifi able changes to the base case assumptions would eliminate the need for an impairment loss to be recognised. The impairment loss refi ects the difference between the fair value and book value.

In 2012, there was a movement in the statement of financial position value for debt securities classifled as available-for-sale from a net unrealised gain of Ł2,057 million to a net unrealised gain of Ł2,807 million. The gross unrealised gain in the statement of financial position increased from Ł2,303 million at 31 December 2011 to Ł2,985 million at 31 December 2012, while the gross unrealised loss decreased from Ł246 million at 31 December 2011 to Ł178 million at 31 December 2012.

[Graphic Appears Here]

Included within the movement in gross unrealised losses for the debt securities of Jackson of Ł59 million (2011: Ł122 million) as shown above was a net decrease in value of Ł33 million (2011: Ł12 million increase) relating to the sub-prime and Alt-A securities as referred to in section B5.

Notes on the Group financial statements Prudential plc Annual Report 2012 215

ii Statement of financial position

	31 Dec 2012 £m			31 Dec 2011* £m
	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	Total†	Total
Assets				
Intangible assets attributable to shareholders:				
Deferred acquisition costs and other intangibles	–	3,222	3,222	3,115
Total	–	3,222	3,222	3,115
Deferred tax assets	–	1,889	1,889	1,392
Other non-investment and non-cash assets note (vi)	–	6,792	6,792	1,542
Investments of long-term business and other operations:				
Investment properties	–	24	24	35
Financial investments:				
Loans note (ii)	–	6,235	6,235	4,110
Equity securities and portfolio holdings in unit trusts note (i)	49,298	253	49,551	38,036
Debt securities	–	32,993	32,993	27,022
Other investments note (iii)	–	2,296	2,296	2,376
Deposits	–	211	211	167
Total investments	49,298	42,012	91,310	71,746
Properties held for sale	–	–	–	3
Cash and cash equivalents	–	513	513	271
Total assets	49,298	54,428	103,726	78,069
Equity and liabilities				
Equity				
Shareholders' equity note (iii)	–	4,343	4,343	3,761
Total equity	–	4,343	4,343	3,761
Liabilities				
Policyholder:				
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) note (iv)	49,298	42,963	92,261	69,189
Total	49,298	42,963	92,261	69,189
Core structural borrowings of shareholder-financed operations	–	153	153	160
Operational borrowings attributable to shareholder-financed operations	–	26	26	127
Deferred tax liabilities	–	2,168	2,168	1,818
Other non-insurance liabilities note (vi)	–	4,775	4,775	3,014
Total liabilities	49,298	50,085	99,383	74,308
Total equity and liabilities	49,298	54,428	103,726	78,069

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

† The statement of financial position at 31 December 2012 includes the assets and liabilities of the acquired REALIC business. Details of the acquisition are described in note I1.

D: Life assurance business Financial statements

216 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D3: US insurance operations continued

Notes

(i) Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

(ii) Loans

The loans of the Group's US insurance operations comprise:

	2012 £m	2011 £m
Mortgage loans*	3,543	3,559
Policy loans†	2,692	551
Total US insurance operations loans	6,235	4,110

* All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2012 %	2011 %
Industrial	29	28
Multi-family residential	25	23
Office	19	19
Retail	17	19
Hotels	10	11
	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore, not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.3 million (2011: £6.6 million). The portfolio has a current estimated average loan to value of 65 per cent (2011: 68 per cent) which provides significant cushion to withstand substantial declines in value.

At 31 December 2012, Jackson had mortgage loans with a carrying value of £78 million where the contractual terms of the agreements had been restructured. In addition to the regular impairment review afforded all loans in the portfolio, restructured loans are also reviewed for impairment. An impairment will be recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan.

† The policy loans are fully secured by individual life insurance policies or annuity policies. The increase in 2012 reflects the purchase of REALIC as explained in note I1. The policy loans from the purchase of REALIC amounted to £1,842 million at 31 December 2012, and are accounted for at fair value through profit and loss as described above. All other policy loans are accounted for at amortised cost, less any impairment.

(iii) Other investments comprise:

	2012 £m	2011 £m
Derivative assets*(v)	1,546	1,677
Partnerships in investment pools and other†	750	699
	2,296	2,376

* In the US, Prudential uses derivatives:

- To reduce interest rate risk;
- To facilitate efficient portfolio management to match liabilities under annuity policies; and
- For certain equity-based product management activities.

After taking account of the derivative liabilities of £645 million (2011: £887 million), which are also included in Other non-insurance liabilities, the derivative position for US operations is a net asset of £901 million (2011: £790 million).

† Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 167 (2011: 167) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iv) Summary policyholder liabilities (net of reinsurance) and reserves at 31 December 2012

The policyholder liabilities, net of reinsurers' share of £6,076 million (2011: £907 million), reflect balances in respect of the following:

	2012 £m	2011 £m
Policy reserves and liabilities on non-linked business:		
Reserves for future policyholder benefits and claims payable	7,663	518
Deposits on investment contracts (as defined under IFRS 'grandfathered' US GAAP)	27,425	28,314
Guaranteed investment contracts	1,799	1,617
Unit-linked (variable annuity) business	49,298	37,833
	86,185	68,282

In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totalled £825 million (2011: £1,070 million) and are included in 'Other non-insurance liabilities' in the statement of financial position above.

(v) Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

(vi) Reinsurance balances relating to REALIC

Included within Other non-investment and non-cash assets of £6,792 million (2011: £1,542 million) were balances of £6,076 million (2011: £907 million) for reinsurers' share of insurance contract liabilities. Of the £6,076 million as at 31 December 2012, £5,234 million related to the reinsurance ceded by the newly acquired REALIC business. REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2012, the funds withheld liability of £2,021 million was recorded within Other non-insurance liabilities.

Notes on the Group financial statements Prudential plc Annual Report 2012 217

b Reconciliation of movement in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2011	31,203	29,320	60,523
Premiums	9,176	3,738	12,914
Surrenders	(1,898)	(2,372)	(4,270)
Maturities/Deaths	(300)	(520)	(820)
Net flows[note (b)]	6,978	846	7,824
Transfers from general to separate account	957	(957)	–
Investment-related items and other movements	(1,735)	1,871	136
Foreign exchange translation differences[note (a)]	430	276	706
At 31 December 2011/1 January 2012	37,833	31,356	69,189
Premiums	10,361	4,546	14,907
Surrenders	(2,149)	(2,207)	(4,356)
Maturities/Deaths	(404)	(550)	(954)
Net flows[note (b)]	7,808	1,789	9,597
Transfers from general to separate account	1,577	(1,577)	–
Investment-related items and other movements[note (c)]	4,014	227	4,241
Foreign exchange translation differences[note (a)]	(1,998)	(1,680)	(3,678)
Acquisition of REALIC[notes (a),(d)]	64	12,848	12,912
At 31 December 2012	49,298	42,963	92,261
Average policyholder liability balances*			
2012	43,549	33,948	77,497
2011	34,518	30,338	64,856

* Averages have been based on opening and closing balances, and adjusted for acquisitions and disposals in the period.

Notes

(a) Movements in the year have been translated at an average rate of US$1.58/£1.00 (2011: US$1.60/£1.00). The closing balances have been translated at closing rate of US$1.63/£1.00 (2011: US$1.55/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows for the year were £9,597 million compared with £7,824 million in 2011 driven largely by increased new business volumes.

(c) Positive investment-related items and other movements in variable annuity separate account liabilities of £4,014 million for 2012 reflects the increase in the US equity market during the year with the S&P index increasing by 13.4 per cent. Fixed annuity, GIC and other business investment and other movements primarily reflects the interest credited to policyholder account in the year, net of falls in the technical provisions held for the guarantees issued with variable annuity business.

(d) The acquisition of REALIC reflects the liabilities, before reduction for reinsurances ceded, acquired at the date of acquisition.

D: Life assurance business Financial statements

218 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D3: US insurance operations continued

c Information on credit risks of debt securities

Summary	2012 £m	2011 £m
Corporate and government security and commercial loans:		
Government	4,126	2,163
Publicly traded and SEC Rule 144A* securities	19,699	16,281
Non-SEC Rule 144A* securities	3,542	3,198
Total	27,367	21,642
Residential mortgage-backed securities	2,400	2,591
Commercial mortgage-backed securities	2,639	2,169
Other debt securities	587	620
Total US debt securities	32,993	27,022

* A 1990 SEC rule that facilitates the resale of privately placed securities that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

i Credit quality

The following table summarises by rating the debt securities, as at 31 December 2012 and 2011 using Standard & Poor's (S&P), Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC* valuations.

	2012 £m	2011 £m
S&P – AAA	187	133
S&P – AA+ to AA-	6,343	4,476
S&P – A+ to A-	7,728	6,382
S&P – BBB+ to BBB-	10,230	8,446
S&P – Other	1,173	999
	25,661	20,436
Moody's – Aaa	55	62
Moody's – Aa1 to Aa3	18	15
Moody's – A1 to A3	21	29
Moody's – Baa1 to Baa3	56	67
Moody's – Other	13	17
	163	190
Implicit ratings of MBS based on NAIC* valuations (see below)		
NAIC 1	2,934	2,577
NAIC 2	207	147
NAIC 3-6	321	368
	3,462	3,092
Fitch	184	184
Other†	3,523	3,120
Total debt securities	32,993	27,022

* The Securities Valuation Office of the National Association of Insurance Commissioners (NAIC) classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
† The amounts within Other which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2012 £m	2011 £m
NAIC 1	1,453	1,258
NAIC 2	2,022	1,792
NAIC 3-6	48	70
	3,523	3,120

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities) based on Jackson's carrying value.

Notes on the Group financial statements Prudential plc Annual Report 2012 219

ii Determining the fair value of debt securities when the markets are not active

Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades, or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. Note G1 sets out further details of the Group's approach to determining fair value and classifies these fair values into a three level hierarchy as required by IFRS 7. At 31 December 2012, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2011: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

iii Asset-backed securities funds exposures

Included within the debt securities of Jackson at 31 December 2012, are exposures to asset-backed securities as follows:

	2012 £m	2011 £m
RMBS:		
Sub-prime (2012: 15% AAA, 6% AA)	261	207
Alt-A (2012: 4% AAA, 1% AA)	323	310
Prime including agency (2012: 0% AAA, 75% AA)	1,816	2,074
CMBS (2012: 40% AAA, 24% AA)	2,639	2,169
CDO funds (2012: 0% AAA, 27% AA)*, including £nil exposure to sub-prime	44	44
Other ABS (2012: 24% AAA, 15% AA), including £nil exposure to sub-prime	543	576
Total	5,626	5,380

* Including Group's economic interest in Piedmont and other consolidated CDO funds.

Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organisation (FICO) credit score of 680 or lower.

iv Debt securities classified as available-for-sale in an unrealised loss position

The following table shows the fair value of those securities that are in a gross unrealised loss position for various percentages of book value at 31 December:

	2012 £m		2011 £m	
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	4,214	(112)	1,829	(60)
Between 80% and 90%	85	(13)	172	(28)
Below 80%*	74	(53)	208	(158)
Total	4,373	(178)	2,209	(246)

* The unrealised losses as at 31 December 2012 include £77 million (2011: £183 million) relating to mortgage-backed and other debt securities. The unrealised losses in the portfolio by reference to the length of time of three years or more as at 31 December 2012 are £36 million (2011: £105 million) in the investment grade and £31 million (2011: £61 million) in non-investment grade.

D Life assurance business Financial statements

220 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D3: US insurance operations continued

d Products and guarantees

Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

i Fixed annuities

Interest-sensitive annuities

At 31 December 2012, interest-sensitive fixed annuities accounted for 13 per cent (2011: 16 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds andfl exible payout options.

The policyholder of an interest-sensitive fixed annuity pays Jackson a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and in some cases administrative charges are deducted from the policyholder’s account. Jackson makes benefi t payments at a future date as specifled in the policy based on the value of the policyholder’s account at that date.

The policy provides that at Jackson’s discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2012, Jackson had fi xed interest rate annuities totalling Ł11.7 billion (US$19.0 billion) (2011: Ł11.5 billion (US$17.8 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a

3.09 per cent average guaranteed rate (2011: 1.0 per cent to 5.5 per cent and a 3.08 per cent average guaranteed rate).

Approximately 50 per cent (2011: 48 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2012 provide for a market value adjustment that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

Fixed indexed annuities (FIA) accounted for 8 per cent (2011: 9 per cent) of Jackson’s policy and contract liabilities at

31 December 2012. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set between 1.0 per cent and 3.0 per cent. Jackson had fixed indexed annuities allocated to indexed funds totalling Ł5.6 billion (US$9.2 billion) (2011: Ł5.0 billion (US$7.8 billion)) in account value with minimum guaranteed rates on indexed accounts ranging from 1.0 per cent to 3.0 per cent and a 1.82 per cent average guaranteed rate (2011: 1.0 per cent to 3.0 per cent and a 1.76 per cent average guarantee rate). Jackson also offers fixed interest accounts on some fixed indexed annuity products. Fixed interest accounts of fixed indexed annuities totalled Ł1.5 billion (US$2.3 billion) (2011: Ł1.4 billion (US$2.1 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate (2011: 1.0 per cent to 3.0 per cent and a 2.50 per cent average guarantee rate).

Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index as well as through offsetting equity exposure in the VA product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

At 31 December 2012, immediate annuities accounted for 1 per cent (2011: 1 per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson’s primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

ii Variable annuities

At 31 December 2012, VAs accounted for 60 per cent (2011: 63 per cent) of Jackson’s policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fi xed indexed annuities.

The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2012, approximately 8 per cent (2011: approximately 10 per cent) of VA funds were in fixed accounts. Jackson had fixed interest rate accounts in variable annuities totalling Ł4.3 billion (US$7.0 billion) (2011: Ł4.3 billion (US$6.7 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.89 per cent average guaranteed rate (2011: 1.0 per cent to 3.0 per cent and a 1.99 per cent average guarantee rate).

Notes on the Group financial statements Prudential plc Annual Report 2012 221

Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB) and guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts as described in note D3(h). The GMAB was eliminated from Jackson's product offerings in 2011. The GMIB is no longer offered, with existing coverage being reinsured.

In March 2012, Jackson launched a new variable annuity product, Elite Access, which has no guaranteed benefits and provides tax efficient access to alternative investments. Single premium sales in the period since launch were £849 million.

iii Aggregate distribution of account values

The table below shows the distribution of account values for fixed annuities (interest sensitive and fixed indexed) and variable annuities within the range of minimum guaranteed interest rates as described in notes i and ii above as at 31 December 2012 and 2011:

	Account value	
Minimum guaranteed interest rate	**2012 £m**	**2011 £m**
1.0%	2,534	1,988
> 1.0% – 2.0%	8,374	8,321
> 2.0% – 3.0%	9,174	9,352
> 3.0% – 4.0%	1,236	841
> 4.0% – 5.0%	1,518	1,425
> 5.0%	209	167
Total	23,045	22,094

iv Life insurance

Jackson's life insurance products accounted for 15 per cent (2011: 7 per cent) of Jackson's policy and contract liabilities at 31 December 2012. The increase from 2011 was a result of the acquisition of REALIC. Jackson discontinued new sales of life insurance products effective 1 August 2012. The life products included term life, universal life and variable universal life. Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds.

At 31 December 2012, Jackson (including the newly acquired REALIC) had interest sensitive life business in force with total account value of £6.0 billion (US$9.7 billion) (2011: £3.3 billion (US$5.1 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate (2011: 3.0 per cent to 6.0 per cent with a 4.88 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business' account values within this range of minimum guaranteed interest rates as at 31 December 2012 and 2011:

	Account value	
Minimum guaranteed interest rate	**2012 £m**	**2011 £m**
1.0%	–	–
> 1.0% – 2.0%	–	–
> 2.0% – 3.0%	183	130
> 3.0% – 4.0%	2,141	1,145
> 4.0% – 5.0%	2,097	686
> 5.0%	1,550	1,317
Total	5,971	3,278

D Life assurance business Financial statements

222 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D3: US insurance operations continued

v Institutional products

Jackson’s institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2012, institutional products accounted for 3 per cent of policy and contract liabilities (2011: 4 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specifled term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specifled periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. In 2012 and 2011, there were no funding agreements terminable by the policyholder with less than 90 days’ notice.

Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualifled investors (as defined by SEC Rule 144A). Through the funding agreements, Jackson agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

e Process for setting assumptions and determining contract liabilities

Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the previously applied UK GAAP basis. Accordingly, and consistent with the basis explained in note A3, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP.

Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying, in the first instance, a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (ie deferred income); Any amounts previously assessed against policyholders that are refundable on termination of the contract; and Any probable future loss on the contract (ie premium deficiency).

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

Amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances; Amounts expected to be assessed for contract administration less costs incurred for contract administration;

Amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances; Amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and Other expected assessments and credits.

VA contracts written by Jackson may, as described above, provide for GMDB, GMIB, GMWB and GMAB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

In accordance with US GAAP, the ‘grandfathered’ basis for IFRS, which specifi es how certain guarantee features should be accounted for, the GMDB and the ‘for life’ portion of GMWB liabilities are not fair valued but are instead determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2012, these liabilities were valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2011: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortising the capitalised acquisition costs.

The direct GMIB liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments.

GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39, and is therefore recognised at fair value with the change in fair value included as a component of short-term derivative fluctuations.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 223

The assumptions used for calculating the direct GMIB liability at 31 December 2012 and 2011, are consistent with those used for calculating the GMDB and ‘for life’ GMWB liabilities. The change in these reserves, along with claim payments and associated fees included in reserves, are included along with the hedge results in short-term fiuctuations, resulting in removal of the market impact from the operating profit based on longer-term investment returns.

Jackson regularly evaluates, estimates used and adjusts the additional GMDB, GMIB and GMWB ‘for life’ liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

GMWB ‘not for life’ features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value, with the change in fair value included in short-term fiuctuations.

For GMWB and GMIB reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions solely on implied market volatility with no reference to historical volatility levels and explicitly incorporates Jackson’s own credit risk in determining discount rates.

Volatility assumptions are based on a weighting of available market data on implied volatility for durations up to ten years, at which point the projected volatility is held constant. Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from a AA corporate credit curve. Other risk margins, particularly for market illiquidity and policyholder behaviour, are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson rationalises the resulting fair values based on comparisons to other models and market movements.

With the exception of the GMDB, GMIB, GMWB and GMAB features of VA contracts, the financial guarantee features of Jackson’s contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (ie the US GAAP liability).

For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Institutional products are accounted for as investment contracts under IFRS with the liability classifled as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice, there is no material difference between the

IFRS and US GAAP basis of recognition and measurement for these contracts.

Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities.

Deferred acquisition costs

Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths

(including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed D:

experience studies. Life

As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson’s variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation, in part, reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the assurance historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse and expense. business

Change of accounting policy

As explained in note A5, the Company has adopted the US Financial Accounting Standards Board requirements in the Emerging Issues

Task Force (EITF) Update No. 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’ from

1 January 2012 into Prudential’s Group IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance Financial assets and liabilities are measured principally by reference to US GAAP principles. Under the Update, insurers are required to capitalise only those incremental costs directly relating to successfully acquiring a contract from 1 January 2012. For Group IFRS reporting, the Company has chosen to apply this new basis retrospectively for the results of these operations.

On application of the new policy for Jackson, the deferred costs balance for business in force at 31 December 2011, was statements retrospectively reduced from Ł3,880 million to Ł3,095 million.

224 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D3: US insurance operations continued

Mean reversion technique

For variable annuity products, under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period, so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008. Notwithstanding this capping feature, the mean reversion technique gave rise to a benefit in 2008 of £110 million. This benefit was effectively 'paid back' under the mean reversion technique through charges for accelerated amortisation in 2011, as discussed below.

At 31 December 2012, the projected rate of return for the next five years is materially the same as the long-term assumption of 8.4 per cent, and so the mean reversion technique had little effect at that date.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i) A core amount that reflects a relatively stable proportion of underlying profit; and
(ii) An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

2011

In 2011, the DAC amortisation charge to operating profit included £190 million of accelerated amortisation. This amount reflected the combined effect of:

(a) The separate account performance in the year of negative 4 per cent, net of all fees as it compared with the assumed level for the year; and
(b) The reduction in the previously assumed future rates of return for the upcoming five years from 15 per cent, to a level nearer the middle of the corridor (of 0 per cent and 15 per cent), so that, in combination with the historical returns, the eight-year average in the mean reversion calculation was the 8.4 per cent assumption.

The reduction in assumed future rates reflected, in large part, the elimination from the calculation in 2011 of the 2008 negative returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit experienced in 2008.

2012

In 2012, the DAC amortisation charge to operating profit of £356 million was determined after taking credit for decelerated amortisation of £56 million. This amount primarily reflects the separate account performance of 11 per cent, net of all fees, over the assumed level for the year.

2013

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a very significant movement in equity markets in 2013 (outside the range of negative 20 per cent to positive 50 per cent) for the mean reversion assumption to move outside the corridor.

Statement of changes in equity – 'shadow DAC adjustments'

Consequent upon the positive unrealised valuation movement in 2012 of £862 million (2011: positive £811 million), there is a debit of £270 million (2011: £275 million debit) for altered 'shadow' DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2012, the cumulative 'shadow DAC balance' was negative £952 million (2011: negative £720 million).

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 225

f Reinsurance

The reinsurance asset for business ceded outside the Group was Ł6,076 million (2011: Ł907 million). The increase from 2011 is due to the acquisition of REALIC as described in note I1, whereby certain former REALIC business was retained by Swiss Re through

100 per cent reinsurance agreements. Apart from the reinsurance acquired through the purchase of REALIC, the principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2012, the premiums for such ceded business amounted to Ł193 million (2011: Ł72 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled Ł24 million and Ł123 million respectively during

2012 (2011: Ł9 million and Ł84 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2012 or 2011.

g Effect of changes in assumptions used to measure insurance assets and liabilities

In 2012 and 2011, there were no changes of assumptions that had a material impact on the results of US insurance operations.

h Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 94 per cent

(2011: 92 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and 6 per cent (2011: 8 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks in the US arising from fiuctuations in interest rates:

The risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates;

The risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates; and

The risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson is also exposed to the following risks in the US arising from equity market movements:

The risk of loss related to the incidence of benefits related to guarantees issued in connection with its VA contracts; and

The risk of loss related to meeting contractual accumulation requirements in FIA contracts.

Jackson enters into financial derivative transactions, including those noted below, to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed indexed annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features, contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson

does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes, are carried at fair value.

Value movements on the derivatives are reported within the income statement. In preparing Jackson’s segment profit as shown in note B1, value movements on Jackson’s derivative contracts, are included within short-term fluctuations in investment returns and D:

excluded from operating results based on longer-term investment returns. Life

The types of derivatives used by Jackson and their purpose are as follows:

Interest rate swaps generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes; assurance

Put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to business

10 years. Put-swaptions hedge against significant movements in interest rates;

Equity index futures contracts and equity index options (including various call, put options and put spreads) are used to hedge

Jackson’s obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain VA guarantees.

These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

Total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for Financial short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations; and statements

Credit default swaps represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The estimated sensitivity of Jackson’s profit and shareholders’ equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current

‘grandfathered’ US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

Note A5 provides explanation of the new US GAAP DAC basis adopted by the Company from 1 January 2012. Note D3(e) above provides an explanation of the dynamics that affect the amortisation charge.

226 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D3: US insurance operations continued

i Sensitivity to equity risk

Variable annuity contract related

At 31 December 2012 and 2011, Jackson had variable annuity contracts with guarantees, for which the net amount at risk (NAR) is generally the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2012	Minimum return	Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return					
GMDB	0-6%	40,964	1,839	64.4 years	
GMWB – Premium only	0%	2,213	91		
GMWB*	0-5%	3,359	88*		
GMAB – Premium only	0%	53	–		
Highest specified anniversary account value minus withdrawals post-anniversary					
GMDB		4,554	324	64.0 years	
GMWB – Highest anniversary only		1,880	245		
GMWB*		697	137*		
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary					
GMDB	0-6%	2,705	348	66.4 years	
GMIB‡	0-6%	1,588	469		3.3 years
GMWB*	0-8%†	31,167	1,918*		

31 December 2011	Minimum return	Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return					
GMDB	0-6%	31,571	2,914	64.2 years	
GMWB – Premium only	0%	2,325	195		
GMWB*	0-5%	2,582	582*		
GMAB – Premium only	0%	54	2		
Highest specified anniversary account value minus withdrawals post-anniversary					
GMDB		4,002	678	63.7 years	
GMWB – Highest anniversary only		1,855	423		
GMWB*		735	217*		
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary					
GMDB	0-6%	2,098	479	66.1 years	
GMIB‡	0-6%	1,661	575		4.2 years
GMWB*	0-8%†	21,902	2,263*		

* Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

† Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical ten year bonus period. For example 1 + 10 x 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further nine years.

‡ The GMIB reinsurance guarantees are fully reinsured.

Notes on the Group financial statements Prudential plc Annual Report 2012 227

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2012 £m	2011 £m
Mutual fund type:		
Equity	38,092	28,902
Bond	5,673	4,251
Balanced	4,601	3,846
Money market	766	677
Total	49,132	37,676

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect on Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately, while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

At 31 December 2012, the estimated sensitivity of Jackson's profit for VA business, and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2012 £m				2011* £m			
	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%
Pre-tax profit, net of related changes in amortisation of DAC (excluding impact on future separate account fees)	326	120	(86)	(215)	373	196	(242)	(539)
Related deferred tax effects	(114)	(42)	30	75	(130)	(69)	85	189
Net sensitivity of profit after tax and shareholders' equity	212	78	(56)	(140)	243	127	(157)	(350)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

The above table provides sensitivity movements as at a point in time, while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2012.

Other sensitivity to equity risk

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at 31 December 2012 and 2011. The table below shows the sensitivity to a 10 per cent and 20 per cent fall in value, and the impact that this would have on pre-tax profit, net of related changes in amortisation of DAC, profit after tax and shareholders' equity.

	2012 £m		2011* £m	
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Pre-tax profit, net of related changes in amortisation of DAC	(143)	(72)	(129)	(64)
Related deferred tax effects	50	25	45	23
Net sensitivity of profit after tax and shareholders' equity	(93)	(47)	(84)	(41)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

D: Life assurance business Financial statements

228 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D3: US insurance operations continued

A 10 or 20 per cent increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall, but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

ii Sensitivity to interest rate risk

Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attaching to variable annuity business (other than 'for-life') are accounted for as embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (subject to a floor of zero) and increase in interest rates at 31 December 2012 and 2011 is as follows:

	2012 £m				2011* £m			
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase
Profit and loss								
Direct effect								
Derivatives value change	1,525	778	(625)	(1,142)	1,549	736	(592)	(1,078)
Policyholder liabilities	(2,021)	(871)	610	970	(925)	(446)	395	753
Related effect on amortisation of DAC	309	93	(39)	(14)	(132)	(61)	33	46
Pre-tax profit effect	(187)	–	(54)	(186)	492	229	(164)	(279)
Related effect on charge for deferred tax	65	–	19	65	(172)	(80)	57	98
Net profit effect	(122)	–	(35)	(121)	320	149	(107)	(181)
Other comprehensive income								
Direct effect on carrying value of debt securities	3,873	2,175	(2,175)	(3,873)	2,679	1,513	(1,513)	(2,679)
Related effect on amortisation of DAC	(1,332)	(748)	748	1,332	(954)	(539)	539	954
Related effect on movement in deferred tax	(889)	(499)	499	889	(604)	(341)	341	604
Net effect	1,652	928	(928)	(1,652)	1,121	633	(633)	(1,121)
Total net effect on shareholders' equity	1,530	928	(963)	(1,773)	1,441	782	(740)	(1,302)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities.

Notes on the Group financial statements Prudential plc Annual Report 2012 229

iii Currency translation risk

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2012, the rates were US$1.58 (2011: US$1.60) and US$1.63 (2011: US$1.55) to £1.00 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates	
	2012 £m	2011* £m	2012 £m	2011* £m
Profit before tax attributable to shareholders[note]	(78)	(44)	95	53
Profit for the year	(56)	(32)	69	39
Shareholders' equity attributable to US insurance operations	(395)	(342)	483	418

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Note
Sensitivity on profit before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

In addition, the total profit for Jackson is affected by the level of impairment losses on the debt securities portfolio, net effect of market risk arising from the incidence and valuation of guarantee features, guaranteed benefit payments and equity index participation features, offset by variability of benefit related fees and equity derivative hedging performance, short-term value movements on derivatives held to manage the fixed annuity and other general account business, and other temporary value movements on portfolio investments classified as fair value through profit and loss.

iv Other sensitivities

As noted in section D1, total profit is very sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way, the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are:

- Growth in the size of assets under management covering the liabilities for the contracts in force;
- Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;
- Spread returns for the difference between investment returns and rates credited to policyholders; and
- Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2012 and 2011 was 8.4 per cent. The impact of using this return is reflected in two principal ways, namely:

- Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note D3(e) above; and
- The required level of provision for guaranteed minimum death benefit claims.

D: Life assurance business Financial statements

230 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D3: US insurance operations continued

i Duration of liabilities

The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows for 2012 and 2011:

	2012 £m			2011 £m		
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
Policyholder liabilities	42,963	49,298	92,261	31,356	37,833	69,189
	2012 %			2011 %		
Expected maturity:						
0 to 5 years	45	46	46	47	47	47
5 to 10 years	27	31	29	27	30	29
10 to 15 years	12	13	13	11	13	12
15 to 20 years	7	6	6	6	6	6
20 to 25 years	5	2	3	5	2	3
Over 25 years	4	2	3	4	2	3

The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 231

[Graphic Appears Here]

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Notes

(i) The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for ‘Other business’.

(ii) For the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

232 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D4: Asia insurance operations continued

(iii) Asia insurance operations

The loans of the Group’s Asia insurance operations comprise:

2012 Łm 2011 Łm

Mortgage loans* 43 31

Policy loans* 610 572

Other loans† 361 630

Total Asia insurance operations loans 1,014 1,233

* The mortgage and policy loans are secured by properties and life insurance policies respectively.

† The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2012, the policyholder liabilities net of reinsurance of Ł175 million (2011: Ł151 million) and unallocated surplus for Asia operations of Ł34.5 billion (2011: Ł30.8 billion) comprised the following:

2012 Łm 2011 Łm

Singapore 10,731 9,323

Hong Kong 8,610 8,279

Malaysia 3,336 2,829

Indonesia 2,110 1,809

Korea 2,131 1,852

Taiwan 1,931 1,429

Other countries 5,640 5,240

Total Asia operations 34,489 30,761

Notes on the Group financial statements Prudential plc Annual Report 2012 233

b Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
At 1 January 2011	11,024	12,724	4,992	28,740
Comprising:				
Policyholder liabilities	10,958	12,724	4,992	28,674
Unallocated surplus of with-profits funds	66	–	–	66
Premiums:				
New business	162	1,136	723	2,021
In-force	1,110	1,163	785	3,058
	1,272	2,299	1,508	5,079
Surrenders[note(c)]	(502)	(1,490)	(245)	(2,237)
Maturities/Deaths	(431)	(39)	(194)	(664)
Net flows[note(b)]	339	770	1,069	2,178
Shareholders' transfers post tax	(30)	–	–	(30)
Investment-related items and other movements	1,274	(1,154)	245	365
Foreign exchange translation differences[note(a)]	36	(325)	(52)	(341)
At 31 December 2011/1 January 2012	12,643	12,015	6,254	30,912
Comprising:				
Policyholder liabilities	12,593	12,015	6,254	30,862
Unallocated surplus of with-profits funds	50	–	–	50
Premiums:				
New business	216	1,336	636	2,188
In-force	1,263	1,292	877	3,432
	1,479	2,628	1,513	5,620
Surrenders[note(c)]	(608)	(1,675)	(258)	(2,541)
Maturities/Deaths	(432)	(30)	(196)	(658)
Net flows[note(b)]	439	923	1,059	2,421
Shareholders' transfers post tax	(31)	–	–	(31)
Investment-related items and other movements[note(d)]	639	1,451	88	2,178
Foreign exchange translation differences[note(a)]	(239)	(361)	(216)	(816)
At 31 December 2012	13,451	14,028	7,185	34,664
Comprising:				
Policyholder liabilities	13,388	14,028	7,185	34,601
Unallocated surplus of with-profits funds	63	–	–	63
Average policyholder liability balances*				
2012	12,990	13,022	6,720	32,732
2011	11,775	12,370	5,623	29,768

* Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a) Movements in the year have been translated at the average exchange rates for the year ended 31 December 2012. The closing balance has been translated at the closing spot rates as at 31 December 2012. Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows have increased by £243 million to £2,421 million in 2012, compared with £2,178 million in 2011, reflecting increased flows from new business and growth in the in-force books.

(c) In 2012 the rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 10.6 per cent (2011: 9.8 per cent). Excluding India where the market has been going through a significant period of change following regulatory changes in 2010, the surrender rate in 2012 was at 9.7 per cent (2011: 9.6 per cent). For with-profits business, surrenders have increased from £502 million in 2011 to £608 million in 2012, primarily as a result of certain products in Hong Kong reaching their five year anniversary, the point at which some product features trigger.

(d) Positive investment-related items and other movements of £2,178 million in 2012 primarily reflects improvements in the Asia equity market.

D Life assurance business Financial statements

234 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D4: Asia insurance operations continued

c Information on credit risks of debt securities

The following table summarises the credit quality of the debt securities of the Asia insurance operations as at 31 December 2012 by rating agency ratings:

	2012 £m				2011 £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P – AAA	675	19	91	785	1,423
S&P – AA+ to AA-	2,960	466	2,097	5,523	3,843
S&P – A+ to A-	2,059	279	944	3,282	3,055
S&P – BBB+ to BBB-	1,377	112	417	1,906	1,451
S&P – Other	1,443	815	874	3,132	2,137
	8,514	1,691	4,423	14,628	11,909
Moody's – Aaa	700	215	474	1,389	1,489
Moody's – Aa1 to Aa3	139	34	98	271	128
Moody's – A1 to A3	93	14	62	169	304
Moody's – Baa1 to Baa3	196	122	57	375	131
Moody's – Other	98	12	2	112	59
	1,226	397	693	2,316	2,111
Fitch	322	93	118	533	351
Other	1,433	1,013	1,479	3,925	3,310
Total Asia debt securities	11,495	3,194	6,713	21,402	17,681

The following table analyses debt securities of 'Other business' which are not externally rated:

	2012 £m	2011 £m
Government bonds	287	244
Corporate bonds rated as investment grade by local external ratings agencies	1,069	776
Other	123	45
	1,479	1,065

d Products and guarantees

The life insurance products offered by the Group's Asia operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asia operations also offer health, disability, critical illness and accident coverage to supplement its core life products.

The terms and conditions of the contracts written by the Asia operations and, in particular, the products' options and guarantees, vary from territory to territory depending upon local market circumstances.

In general terms, the Asia participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund, as determined at the discretion of the insurers. The Asia operations' non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Health and Protection (H&P) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. H&P products are commonly offered as supplements to main life policies but can be sold separately.

Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(d) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the Group is contractually obliged to provide guarantees on all benefits. Unit-linked products have the lowest level of guarantee.

Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value and interest rate guarantees, policy renewability and convertibility options.

The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 235

Cash value and interest rate guarantees are of three types:

Maturity values

Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products;

Surrender values

Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used where the law permits such adjustments in cash values; and

Interest rate guarantees

It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.

Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception, and do not vary subsequently with market conditions, are written in the Korean life operations, though this is not of a significant extent as Korea has a much higher proportion of linked and health business. The Korean business has non-linked liabilities and linked liabilities at 31 December 2012 of Ł505 million and Ł1,628 million respectively (2011: Ł447 million and Ł1,407 million respectively).

The other area of note in respect of guarantees is the Japanese business, where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

The method for determining liabilities of insurance contracts for UK GAAP, and IFRS, purposes for some Asia operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are sufficient.

On the US GAAP basis the calculations are deterministic, that is to say based on a single set of projections, and expected long-term rates of return are applied.

e Process for setting assumptions and determining liabilities

The future policyholder benefit provisions for Asia businesses in the Group’s IFRS accounts and previously under the MSB,

are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

For some countries in Asia where local GAAP is not well established, and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in India,

Japan, Taiwan and until 2012, Vietnam. Under this basis, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to D:

each block of business. In Vietnam, the Company improved its estimation basis for liabilities in 2012 from one determined substantially Life by reference to US GAAP requirements. After making this change, the estimation basis for Vietnam is aligned substantially with that used in Singapore, Malaysia and some other Asia operations. assurance

f Reinsurance

The Asia businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During

2012, reinsurance premiums for externally ceded business were Ł178 million (2011: Ł226 million) and the reinsurance assets were business

Ł175 million (2011: Ł151 million) in aggregate.

g Effect of changes in bases, estimates and assumptions used to measure insurance assets and liabilities

In 2012, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net Ł48 million credit Financial

(2011: Ł38 million) representing a small number of non-recurring items that are not anticipated to re-occur in subsequent periods.

Separately, the IFRS policyholder liabilities of the shareholder-backed non-linked business of the Group’s Hong Kong operation are measured on a prospective net premium valuation approach with zero allowance for lapses. In 2012, the basis of determining the valuation rate of interest has been altered to align with a permitted practice of the Hong Kong authorities for regulatory reporting. The statements main change is to apply a valuation rate of interest that incorporates a reinvestment yield that is weighted by reference to current and the historical three year average, rather than the year end rate. The change reduced the carrying value of policyholder liabilities at

31 December 2012 by Ł95 million. This benefit is included within the short-term fluctuations in investment returns in the Group’s supplementary analysis of profit.

236 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D4: Asia insurance operations continued

h Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The exposure to market risk of the Group arising from its Asia operations is therefore at modest levels. This arises from the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges.

(i) Sensitivity of profit and shareholders' equity to risks other than currency translation risk

With-profits business

Similar principles to those explained for UK with-profits business apply to profit emergence for the Asia with-profits business.

Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business

As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders' equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders' equity to changes in insurance risk, interest rate risk and credit risk are not material.

Other business

Interest rate risk

Asia operations offer a range of insurance and investment products, predominantly with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked business, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2012, 10-year government bond rates vary from territory to territory and range from 0.60 per cent to 9.50 per cent (2011: 0.99 per cent to 12.88 per cent).

For the sensitivity analysis as at 31 December 2011, as shown in the table below, for the majority of the territories, a movement of 1 per cent in the 10-year government bond rate has been used. Exceptions to this approach are for Japan and Taiwan, where a movement of 0.5 per cent has been used. Following falls in interest rates in many of the territories during 2012, the approach was altered such that the reasonably possible interest rate movement used is 1 per cent for all territories but subject to a floor of zero where the bond rates are currently below 1 per cent. This revised approach was applied in estimating the sensitivity at 31 December 2012.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2012 and 2011 is as follows:

	2012 £m		2011 £m	
	Decrease of 1%	Increase of 1%	Decrease of 1%*	Increase of 1%*
Pre-tax profit	216	(269)	73	(159)
Related deferred tax (where applicable)	(56)	53	(22)	34
Net effect on profit and shareholders' equity	160	(216)	51	(125)

* Except for Japan and Taiwan using 0.5 per cent sensitivity.

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. For example, for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

Notes on the Group financial statements Prudential plc Annual Report 2012 237

D: Life assurance business Financial statements

Equity price risk

The non-linked shareholder business has limited exposure to equity and property investment (£663 million at 31 December 2012). Generally, changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2012 and 2011 would be as follows:

	2012 £m		2011 £m	
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Pre-tax profit	(134)	(67)	(120)	(60)
Related deferred tax (where applicable)	31	15	24	12
Net effect on profit and shareholders' equity	(103)	(52)	(96)	(48)

A 10 per cent or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

Insurance risk

Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit would be decreased by approximately £30 million (2011: £27 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

(ii) Sensitivity of IFRS basis profit and shareholders' equity to currency translation risk

Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2012, the rates for the most significant operations are given in note B4.

A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates	
	2012 £m	2011 £m	2012 £m	2011 £m
Profit before tax attributable to shareholders[note]	(90)	(57)	110	70
Profit for the year	(75)	(46)	92	56
Shareholders' equity, excluding goodwill, attributable to Asia operations	(243)	(228)	297	278

Note

Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

i Duration of liabilities

The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows, taking account of expected future premiums and investment returns for 2012 and 2011:

	2012 £m	2011 £m
Policyholder liabilities	34,601	30,862
	%	%
Expected maturity:		
0 to 5 years	23	22
5 to 10 years	19	19
10 to 15 years	17	15
15 to 20 years	13	13
20 to 25 years	9	10
Over 25 years	19	21

238 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D5: Capital position statement for life assurance businesses

The primary purpose of this section is to meet the disclosure requirements of FRS 27, the UK GAAP Standard on Life Assurance. Prudential, together with other major UK life assurers, undertook to the UK Accounting Standards Board in 2004 to adopt this standard for Group IFRS reporting. Under the disclosure requirements of FRS 27 the capital position statement and related footnotes are prepared by reference to local regulation.

a Summary statement

The Group’s estimated capital position for life assurance businesses with reconciliations to shareholders’ equity is shown below. As noted above, available capital for each fund or group of companies has been determined by reference to local regulation at

31 December 2012 and 2011.

D: Life assurance business Financial statements

Notes on the Group financial statements Prudential plc Annual Report 2012 239

	2012 £m						
	SAIF	WPSF note (i)	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asia life assurance subsidiaries	Total life assurance operations
Policyholder liabilities							
With-profits liabilities of UK regulated with-profits funds:							
Insurance contracts	7,217	29,353	36,570	–	–	6,696	43,266
Investment contracts (with discretionary participation features)	352	33,112	33,464	–	–	95	33,559
Total	7,569	62,465	70,034	–	–	6,791	76,825
Other liabilities:							
Insurance contracts:							
With-profits liabilities of non-UK regulated funds	–	–	–	–	–	6,597	6,597
Unit-linked, including variable annuity	–	29	29	6,086	49,298	14,028	69,441
Other life assurance business	309	14,013	14,322	27,259	40,894	7,058	89,533
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) note (vi)	–	22	22	16,160	2,069	127	18,378
Total	309	14,064	14,373	49,505	92,261	27,810	183,949
Total policyholder liabilities shown in the consolidated statement of financial position	7,878	76,529	84,407	49,505	92,261	34,601	260,774

D: Life assurance business Financial statements

240 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D5: Capital position statement for life assurance businesses continued

	2011* £m									
	SAIF	WPSF note (i)	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asia life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
Group shareholders' equity										
Held outside long-term funds:										
Net assets	–	–	–	930	3,761	2,071	6,762	229	(1,514)	5,477
Goodwill	–	–	–	–	–	235	235	1,153	77	1,465
Total	–	–	–	930	3,761	2,306	6,997	1,382	(1,437)	6,942
Held in long-term funds[note (iii)]	–	–	–	1,622	–	–	1,622	–	–	1,622
Total Group shareholders' equity	–	–	–	2,552	3,761	2,306	8,619	1,382	(1,437)	8,564
Adjustments to regulatory basis										
Unallocated surplus of with-profits funds[note (iv)]	–	9,165	9,165	–	–	50	9,215			
Shareholders' share of realistic liabilities	–	(2,394)	(2,394)	–	–	–	(2,394)			
Deferred acquisition costs of non-participating business not recognised for regulatory reporting purposes and goodwill	–	(6)	(6)	(111)	(3,095)	(929)	(4,141)			
Jackson surplus notes[note (v)]	–	–	–	–	160	–	160			
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson[note (vi)]	–	–	–	–	1,002	–	1,002			
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposes	–	16	16	–	–	–	16			
Valuation difference on PAL between IFRS basis and regulatory basis	–	(640)	(640)	–	–	–	(640)			
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)[note (vii)]	–	(2)	(2)	(504)	699	66	259			
Total adjustments	–	6,139	6,139	(615)	(1,234)	(813)	3,477			
Total available capital resources of life assurance businesses on local regulatory bases	–	6,139	6,139	1,937	2,527	1,493	12,096			

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Notes on the Group financial statements Prudential plc Annual Report 2012 241

	2011 £m						
	SAIF	WPSF note (i)	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asia life assurance subsidiaries	Total life assurance operations
Policyholder liabilities							
With-profits liabilities of UK regulated with-profits funds:							
Insurance contracts note (viii)	7,934	30,077	38,011	–	–	6,777	44,788
Investment contracts (with discretionary participation features)	412	28,936	29,348	–	–	397	29,745
Total	8,346	59,013	67,359	–	–	7,174	74,533
Other liabilities:							
Insurance contracts:							
With-profits liabilities of non-UK regulated funds	–	–	–	–	–	5,419	5,419
Unit-linked, including variable annuity note (viii)		26	26	6,387	37,833	12,015	56,261
Other life assurance business	209	13,365	13,574	24,734	29,445	6,142	73,895
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) note (vi)	–	17	17	14,927	1,911	112	16,967
Total	209	13,408	13,617	46,048	69,189	23,688	152,542
Total policyholder liabilities shown in the consolidated statement of financial position	8,555	72,421	80,976	46,048	69,189	30,862	227,075

Notes
(i) WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asia life assurance subsidiaries.
(ii) Excluding PAC shareholders' equity that is included in 'parent company and shareholders' equity of other subsidiaries and funds'.
(iii) The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained, ring-fenced with segregated assets and liabilities.
(iv) For regulatory purposes the Jackson surplus notes are accounted for as capital.
(v) Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson, the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis, as shown in the table above, and other methodology differences.
(vi) Insurance business accounted for as financial instruments under IAS 39.
(vii) The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.
(viii) The allocation between the with-profits liabilities and unit-linked liabilities within the WPSF column have been adjusted for those previously published to align with the basis of presentation applied in 2012.

D: Life assurance business Financial statements

242 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D5: Capital position statement for life assurance businesses continued

b Basis of preparation, capital requirements and management

Each of the Group’s long-term business operations is capitalised to a suffi ciently strong level for its individual circumstances. Details by the Group’s major operations are shown below.

i UK insurance operations

The FSA rules which govern the Prudential regulation of insurance form part of the Prudential Sourcebook for Insurers, the General Prudential Sourcebook and Interim Prudential Sourcebook for Insurers. Overall, the net requirements of the General Prudential Sourcebook are intended to align the capital adequacy requirements for insurance business more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets. An insurer must hold capital resources equal at least to the Minimum Capital Requirement (MCR).

The Prudential Sourcebook for Insurers also contains rules on Individual Capital Assessments. Under these rules, and the rules of the General Prudential Sourcebook, all insurers must assess for themselves the amount of capital needed to back their business. If the FSA views the results of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be superimposed as a requirement.

PAC WPSF and SAIF

Under FSA rules, insurers with with-profits liabilities of more than Ł500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profi t insurer’s capital requirements, whereas the MCR is, broadly speaking, equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfi es the minimum EU Standards.

Determination of the ECR involves the comparison of two separate measurements of the firm’s resources requirement, which the FSA refers to as the ‘twin peaks’ approach.

The two separate peaks are:

i The requirement comprised by the mathematical reserves plus the ‘Long-Term Insurance Capital Requirement’ (LTICR), together known as the ‘regulatory peak’; and

ii A calculation of the ‘realistic’ present value of the insurer’s expected future contractual liabilities together with projected ‘fair’ discretionary bonuses to policyholders, plus a risk capital margin, together known as the ‘realistic peak’.

Available capital of the WPSF and SAIF of Ł7.0 billion (2011: Ł6.1 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM), which is estimated to be

• 1.5 billion at 31 December 2012 (2011: Ł2.0 billion).

The FSA’s basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor’s credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a one in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.

PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass,

but are not conflined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values.

Other UK life assurance subsidiaries and funds

The available capital of Ł2,370 million (2011: Ł1,937 million) refl ects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of Ł1,376 million (2011: Ł1,194 million).

The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains. Death strains represent the payments made to policyholders upon death in excess of amounts explicitly allocated to fund the provisions for policyholder’s claims and maturities.

Notes on the Group financial statements Prudential plc Annual Report 2012 243

ii Jackson

The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under these requirements life insurance companies report using a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with variable annuity products. The risk-based capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk.

The available capital of Jackson shown above of £2,899 million (2011: £2,527 million) reflects US regulatory basis assets less liabilities, including asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them rateably in the future.

Jackson's risk-based capital ratio is significantly in excess of regulatory requirements. At 31 December 2012, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value, as would have been otherwise required. Jackson was also required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice net of tax was to decrease statutory surplus by £357 million at 31 December 2012.

Michigan insurance law specifically allows value of business acquired (VOBA) as an admitted asset as long as certain criteria are met. US NAIC standards limit the admitted amount of goodwill/VOBA generally to 10 per cent of capital and surplus. At 31 December 2012, Jackson reported £289 million of statutory basis VOBA as a result of the REALIC acquisition, which is fully admissible under Michigan insurance law.

iii Asia operations

The available capital shown above of £1,621 million (2011: £1,493 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £661 million (2011: £608 million). These amounts have been determined applying the local regulations in each of the operations.

The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

A risk-based regulatory framework applies in Singapore.

For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs).

For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology;

Indonesia

Solvency capital is determined using a risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital. Due to the 2008 financial crisis, the local regulator provided relief in solvency capital and the measure continued until 1 January 2012, when it was withdrawn. The withdrawal of this temporary relief did not have a significant impact on the Group's Indonesia business;

Japan

Mathematical reserves for traditional business are determined on a net premium basis using prescribed mortality and interest rates. Interest rates reflect the original pricing assumptions.

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

Solvency capital is determined using a risk-based capital approach. The adjusted solvency capital assets of the Company must exceed 200 per cent of the risk related capital requirement value at risk. A number of changes to the risk-based capital rules in Japan were effective in April 2012, but the changes did not have a significant impact on the Group's Japan business;

D Life assurance business Financial statements

244 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D5: Capital position statement for life assurance businesses continued

Malaysia
A risk-based capital framework applies in Malaysia.

For participating business, a gross premium reserve on the guaranteed and non-guaranteed benefits determined using best estimate assumptions is held. The amount held is subject to a minimum of a gross premium reserve on the guaranteed benefits, determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate.

For non-participating business, gross premium reserves determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate are held. For linked business, the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

Participating fund surplus is not allowed to be used to support deficit (if any) and capital requirement of the non-participating business. The capital requirement is calculated based on a prescribed series of risk charges. The local regulator has set a Supervisory Target Capital Level of 130 per cent below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level;

Vietnam
Mathematical reserves are calculated using a modified net premium approach, set using assumptions agreed with the regulator.

The capital requirement is determined as 4 per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. An additional capital requirement of Vietnamese Dong 200 billion is also required for companies transacting unit-linked business; and

Korea
Policy reserves for traditional business are determined on net premium reserve basis using pricing mortality and prescribed standard interest rates.

For linked business, the value of units is held together with the non-unit reserves calculated in accordance with regulatory standard actuarial methodology.

A risk-based capital framework applies in Korea. Under this risk-based framework, insurance companies in Korea are expected to maintain a level of free surplus in excess of the capital requirements, with the general target level of solvency margin being in excess of 150 per cent of the risk-based capital.

iv Group capital requirements
In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group's estimated IGD position at 31 December 2012, together with market risk sensitivity disclosure provided to key management, is provided in the business review section of the Group's 2012 Annual Report.

c Movements in total available capital

Total available capital for the Group's life assurance operations has changed as follows:

	2012 £m				
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asia life assurance subsidiaries note (iv)	Group Total
Available capital at 31 December 2011	6,139	1,937	2,527	1,493	12,096
Changes in assumptions	(136)	(145)	–	30	(251)
Changes in management policy	500	–	–	(24)	476
Changes in regulatory requirements	–	–	–	27	27
New business and other factors[note (v)]	497	578	372	95	1,542
Available capital at 31 December 2012	7,000	2,370	2,899	1,621	13,890

Notes on the Group financial statements Prudential plc Annual Report 2012 245

	2011 £m				
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asia life assurance subsidiaries note (iv)	Group Total
Available capital at 31 December 2010	6,800	1,707	2,907	1,378	12,792
Changes in assumptions	(60)	38	–	(32)	(54)
Changes in management policy	(15)	–	–	–	(15)
Changes in regulatory requirements	–	–	–	17	17
New business and other factors[note (v)]	(586)	192	(380)	130	(644)
Available capital at 31 December 2011	6,139	1,937	2,527	1,493	12,096

Notes

(i) WPSF

The increase in 2012 of £861 million reflects primarily the positive impact of investment returns earned on the opening available capital.

The decrease in 2011 of £661 million reflects primarily the negative effect of the lower interest rate used to value projected policyholder benefit payments, partially offset by the positive impact of investment returns earned on the opening available capital.

(ii) Jackson

The increase of £372 million in 2012 reflects an underlying increase of £483 million (applying the 2012 year end exchange rate of US$1.63:£1.00) and £111 million of exchange translation loss.

The decrease of £380 million in 2011 reflects an underlying decrease of £402 million (applying the 2011 year end exchange rate of US$1.55:£1.00) and £22 million of exchange translation gains.

(iii) Other UK life assurance subsidiaries and funds

The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

(iv) Asia life assurance subsidiaries

The increase of £128 million in 2012 reflects an underlying increase of £177 million (applying the relevant 2012 year end exchange rates) and £49 million of exchange translation loss.

The increase of £115 million in 2011 reflected an underlying increase of £134 million (applying the relevant 2011 year end exchange rates) and £19 million of exchange translation loss.

(v) New business and other factors comprise the effect of changes in new business, valuation interest rate, investment return, foreign exchange and other factors.

d Transferability of available capital

For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the 'established surplus', the excess of assets over liabilities in the long-term fund determined through a formal valuation, may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders' one-ninth share of the cost of declared policyholders' bonuses.

Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund's assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor's. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus, unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of statutory net gain from operations for the prior year, or 10 per cent of Jackson's statutory surplus, require prior regulatory approval.

For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders' share of bonuses through declaration of actuarially determined surplus. The Singapore and Malaysian businesses may, in general, remit dividends to the UK, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities.

D Life assurance business Financial statements

246 Financial statements Prudential plc Annual Report 2012

D: Life assurance business continued

D5: Capital position statement for life assurance businesses continued

e Sensitivity of liabilities and total capital to changed market conditions and capital management policies

Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential, and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements. A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios.

In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asian regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by Jackson for its interest-sensitive and fixed indexed annuities and stable value products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time, while maintaining appropriate financial strength.

Prudential uses this methodology extensively in connection with its UK with-profits business.

f Intragroup arrangements in respect of SAIF

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance. The directors believe that the probability of either the PAC long-term fund or the Group’s shareholders’ funds having to contribute to SAIF is remote.

Notes on the Group financial statements Prudential plc Annual Report 2012 247

E: Asset management (including US broker-dealer) and other operations

E1: Income statement for asset management operations

The Group's asset management operations are based in the UK, Asia and the US where they operate different models and under different brands tailored to their markets.

Asset management in the UK and Europe is undertaken through M&G which is made up of three distinct businesses being Retail, Institutional and Finance. M&G's investment expertise covers all key asset classes, equities, fixed interest and commercial real estate, and includes a number of specialist fixed income and real estate strategies. M&G manages its own retail fund operations, funds for pensions, insurance companies and third-party entities.

Asset management in the US is undertaken through PPM America which manages assets for the Group's UK, Asia and US affiliates plus also provides investment services to other affiliated and unaffiliated institutional clients including collateralised debt obligations (CDOs), private investment funds, institutional accounts and mutual funds. In addition, broker-dealer activities are undertaken in the US where trades in securities are carried out for both third-party customers and for its own account.

Eastspring Investments in Asia serves both the life companies in Asia by managing the life funds and funds underlying the investment linked products and third-party customers through mutual fund business. Asia offers mutual fund investment products in a number of countries within the region, allowing customers to participate in debt, equity and money market investments.

Other operations cover unallocated corporate activities and includes the head office functions.

a The profit included in the income statement in respect of asset management operations for the year is as follows:

	2012 £m				2011 £m
	M&G	US	Eastspring Investments note (iii)	Total	Total
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	1,234	296	282	1,812	1,583
Revenue of consolidated investment funds[note (i)]	(11)	–	–	(11)	9
NPH broker-dealer fees[note (i)]	–	435	–	435	405
Gross revenue*	1,223	731	282	2,236	1,997
Charges (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(713)	(257)	(207)	(1,177)	(1,147)
Charges of consolidated investment funds[note (i)]	11	–	–	11	(9)
NPH broker-dealer fees[note (i)]	–	(435)	–	(435)	(405)
Gross charges	(702)	(692)	(207)	(1,601)	(1,561)
Profit before tax	521	39	75	635	436
Comprising:					
Operating profit based on longer-term investment returns	371	39	75	485	461
Short-term fluctuations in investment returns[note (ii)]	93	–	–	93	(29)
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	15	–	–	15	4
Gain on dilution of Group's holdings	42	–	–	42	–
Profit before tax	521	39	75	635	436

* For 2012, gross revenue includes the Group's share of results from the associate PPM South Africa. In prior years, PPM South Africa was treated as a subsidiary and accounted for accordingly.

Notes

(i) Under IFRS, disclosure details of segment revenue are required. The segment revenue of the Group's asset management operations are required to include two items that are for amounts which, reflecting their commercial nature, are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from these two items which are:
(a) Investment funds which are managed on behalf of third parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains and losses of these funds are non-recourse to M&G and the Group; and
(b) NPH broker-dealer fees which represent commissions received, that are then paid on to the writing brokers on sales of investment products.
The presentation in the table above shows the amounts attributable to these two items so that the underlying revenue and charges can be seen.

(ii) Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital's bond portfolio.

(iii) Included within Eastspring Investments revenue and charges are £42 million of commissions (2011: £44 million).

E: Asset management (including US broker-dealer) and other operations Financial statements

248 Financial statements Prudential plc Annual Report 2012

E: Asset management (including US broker-dealer) and other operations continued

E1: Income statement for asset management operations continued

b M&G operating profit based on longer-term investment returns:

2012 Łm 2011* Łm

Asset management fee income 728 662

Other income 6 4

Staff costs(289)(270)

Other costs(147)(134)

Underlying profit before performance-related fees 298 262

Share of associate results 13 26

Performance-related fees 9 13

Operating profit from asset management operations 320 301

Operating profit from Prudential Capital 51 56

Total M&G operating profit based on longer-term investment returns 371 357

* Following the divestment in the first half of 2012 of M&G’s holding in PPM South Africa from 75 per cent to 49.99 per cent and its treatment from 2012 as an associate, M&G’s operating income and expense no longer include any element from PPM South Africa, with the share of associates’ results being presented in a separate line. The table above reflects the retrospective application of this basis of presentation for the 2011 results. Total profit remains the same.

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to the total revenue of Prudential Capital (including short-term fiuctuations) of Ł218 million (2011: Ł96 million) and commissions which have been netted off in arriving at the fee income of Ł728 million (2011: Ł662 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

Notes on the Group financial statements Prudential plc Annual Report 2012 249

E2: Statement of financial position for asset management operations

Assets, liabilities and shareholders' equity included in the Group consolidated statement of financial position in respect of asset management operations are as follows:

	2012 £m				2011 £m
	M&G note (iii)	US	Eastspring Investments	Total	Total
Assets					
Intangible assets:					
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangibles assets	10	2	2	14	16
Total	1,163	18	63	1,244	1,246
Other non-investment and non-cash assets	901	174	83	1,158	1,129
Associate investments accounted for using the equity method	41	–	–	41	–
Financial investments:					
Loans note (i)	1,199	–	–	1,199	1,256
Equity securities and portfolio holdings in unit trusts	50	–	20	70	594
Debt securities note (ii)	1,839	–	7	1,846	1,842
Other investments	38	6	–	44	78
Deposits	3	33	48	84	89
Total investments	3,170	39	75	3,284	3,859
Cash and cash equivalents	909	48	126	1,083	1,735
Total assets	6,143	279	347	6,769	7,969
Equity and liabilities					
Equity					
Shareholders' equity	1,545	124	268	1,937	1,783
Non-controlling interests	–	–	–	–	5
Total equity	1,545	124	268	1,937	1,788
Liabilities					
Core structural borrowing of shareholder-financed operations	275	–	–	275	250
Intra-group debt represented by operational borrowings at Group level note (iv)	2,084	–	–	2,084	2,956
Net asset value attributable to external holders of consolidated unit trusts and similar funds	162	–	–	162	678
Other non-insurance liabilities note (v)	2,077	155	79	2,311	2,297
Total liabilities	4,598	155	79	4,832	6,181
Total equity and liabilities	6,143	279	347	6,769	7,969

Notes

(i) Loans

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations as part of the risk management process are:

	2012 £m	2011 £m
Loans and receivables internal ratings:		
A+ to A-	–	129
BBB+ to BBB-	836	1,000
BB+ to BB-	339	89
B+ to B-	24	38
Total M&G loans	1,199	1,256

E: Asset management (including US broker-dealer) and other operations Financial statements

250 Financial statements Prudential plc Annual Report 2012

E: Asset management (including US broker-dealer) and other operations continued

E2: Statement of financial position for asset management operations continued

(ii) Debt securities
Of the £1,846 million total debt securities at 31 December 2012 (2011: £1,842 million) for asset management operations, the following amounts were held by M&G.

	2012 £m	2011 £m
M&G:		
AAA to A- by Standard & Poor's or Aaa rated by Moody's	1,493	1,547
Other	346	287
Total M&G debt securities	1,839	1,834

(iii) The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.
(iv) Intra-group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2012 £m	2011 £m
Commercial paper	1,535	2,706
Medium-Term Notes	549	250
Total intra-group debt represented by operational borrowings at Group level	2,084	2,956

(v) Other non-insurance liabilities consists primarily of intra-group balances, derivative liabilities and other creditors.

E3: Regulatory and other surplus for asset management operations

Certain asset management operations are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations, is as follows:

	Asset management operations				
	2012 £m				2011 £m
	M&G	US	Eastspring Investments	Total	Total
Regulatory and other surplus					
Beginning of year	156	129	127	412	432
Gains during the year	356	8	52	416	326
Movement in capital requirement	(3)	–	6	3	(14)
Capital injection	–	–	9	9	8
Distributions made	(254)	(8)	(56)	(318)	(342)
Exchange movement	–	(5)	(4)	(9)	2
End of year	255	124	134	513	412

The movement in the year reflects gains driven by profits generated during the year and also changes in regulatory requirements. Distributions consist of dividends paid up to the parent company.
The M&G figures include those for Prudential Capital.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 251

Other operations consist of unallocated corporate activities relating to Group Head Office and the Asia regional head office, with net expenditure for the year of Ł498 million (2011: Ł483 million) as detailed in note B1. An analysis of the assets and liabilities of other E:

operations is shown in note B5. Asset

The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus Ł17 million. management

(including

US

broker

-

dealer)

and

other

operations

Financial

statements

252 Financial statements Prudential plc Annual Report 2012

F: Income statement notes

[Graphic Appears Here]

This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

[Graphic Appears Here]

Notes on the Group financial statements Prudential plc Annual Report 2012 253

	Year ended 31 December 2011* £m								
	Insurance operations			Asset management E1					
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total
Gross premiums earned	5,678	12,650	7,378	–	–	–	25,706	–	25,706
Outward reinsurance premiums	(131)	(72)	(226)	–	–	–	(429)		(429)
Earned premiums, net of reinsurance	5,547	12,578	7,152	–	–	–	25,277	–	25,277
Investment return[note (i)]	7,604	1,447	283	128	1	2	9,465	(105)	9,360
Other income	193	(62)	155	923	653	290	2,152	(283)	1,869
Total revenue, net of reinsurance	13,344	13,963	7,590	1,051	654	292	36,894	(388)	36,506
Benefits and claims	(12,048)	(12,931)	(6,081)	–	–	–	(31,060)	–	(31,060)
Outward reinsurers' share of benefits and claims[note (iv)]	290	280	176	–	–	–	746	–	746
Movement in unallocated surplus of with-profits funds[note (iii)]	485	–	540	–	–	–	1,025	–	1,025
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,273)	(12,651)	(5,365)	–	–	–	(29,289)	–	(29,289)
Acquisition costs and other operating expenditure[F3]	(1,239)	(815)	(1,562)	(704)	(630)	(212)	(5,162)	42	(5,120)
Finance costs: interest on core structural borrowings of shareholder-financed operations	–	(13)	–	(15)	–	–	(28)	(258)	(286)
Total charges, net of reinsurance	(12,512)	(13,479)	(6,927)	(719)	(630)	(212)	(34,479)	(216)	(34,695)
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (i)]	832	484	663	332	24	80	2,415	(604)	1,811
Tax charge attributable to policyholders' returns	68	–	(51)	–	–	–	17	–	17
Profit (loss) from continuing operations before tax attributable to shareholders	900	484	612	332	24	80	2,432	(604)	1,828

This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2011* £m								
	Insurance operations			Asset management					
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total
Operating profit based on longer-term investment returns	723	651	704	357	24	80	2,539	(512)	2,027
Short-term fluctuations in investment returns on shareholder-backed business	159	(167)	(92)	(29)	–	–	(129)	(91)	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	18	–	–	4	–	–	22	(1)	21
Profit (loss) from continuing operations before tax attributable to shareholders	900	484	612	332	24	80	2,432	(604)	1,828

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

F: Income statement notes Financial statements

254 Financial statements Prudential plc Annual Report 2012

F: Income statement notes continued

F1: Segmental information continued

Notes

(i) This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

(ii) Investment return principally comprises:
- Interest and dividends;
- Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and
- Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

(iii) The movement in unallocated surplus of with-profits funds for Asia above includes movement relating to the Hong Kong branch of PAC. For the purpose of the presentation of unallocated surplus of with-profits funds within the statement of financial position, the Hong Kong branch balance is shown within the unallocated surplus of the PAC with-profits sub-fund.

(iv) The increase in the credit for outwards reinsurers' share of benefits and claims for Jackson from 2010 to 2011 arises from the fair value movements on the GMIB reinsurance in 2011. As the GMIB reinsurance is net settled it is considered to be a derivative under IAS 39. The movement was particularly high in 2011 due to the reduction in US interest rates in 2011.

F2: Revenue

	2012 £m	2011 £m
Long-term business premiums		
Insurance contract premiums	27,447	23,705
Investment contracts with discretionary participation feature premiums	2,243	1,861
Inwards reinsurance premiums	220	140
Less: reinsurance premiums ceded	(506)	(429)
Earned premiums, net of reinsurance [note (iv)]	29,404	25,277
Investment return		
Realised and unrealised gains and losses on securities at fair value through profit and loss	15,338	866
Realised and unrealised losses and gains on derivatives at fair value through profit and loss	75	86
Realised losses on available-for-sale securities, previously recognised in other comprehensive income	68	101
Realised losses on loans	(51)	(43)
Interest [notes (i),(ii)]	6,600	6,440
Dividends	1,462	1,304
Other investment return	559	606
Investment return	24,051	9,360
Fee income from investment contract business and asset management [notes (iii),(iv)]	2,021	1,869
Total revenue	55,476	36,506

Notes

(i) The segmental analysis of interest income is as follows:

	2012 £m	2011 £m
Insurance operations:		
UK	4,310	4,286
US	1,778	1,717
Asia	403	339
Asset management operations:		
M&G	114	110
US	1	1
Eastspring Investments	3	3
Total segment	6,609	6,456
Unallocated corporate	(9)	(16)
Total	6,600	6,440

(ii) Interest income includes £13 million (2011: £8 million) accrued in respect of impaired securities.

(iii) Fee income includes £35 million (2011: £13 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.

Notes on the Group financial statements Prudential plc Annual Report 2012 255

(iv) The following table provides additional segmental analysis of revenue from external customers:

	2012 £m				
	Asia	US	UK	Intragroup	Total
Revenue from external customers:					
Insurance operations	8,205	14,465	7,098	–	29,768
Asset management	274	725	972	(333)	1,638
Unallocated corporate	–	–	19	–	19
Intragroup revenue eliminated on consolidation	(84)	(77)	(172)	333	–
Total revenue from external customers	8,395	15,113	7,917	–	31,425

	2011 £m				
	Asia	US	UK	Intragroup	Total
Revenue from external customers:					
Insurance operations	7,307	12,516	5,740	–	25,563
Asset management	290	653	923	(323)	1,543
Unallocated corporate	–	–	40	–	40
Intragroup revenue eliminated on consolidation	(93)	(68)	(162)	323	–
Total revenue from external customers	7,504	13,101	6,541	–	27,146

Revenue from external customers is made up of the following:

	2012 £m	2011 £m
Earned premiums, net of reinsurance	29,404	25,277
Fee income from investment contract business and asset management (presented as 'Other income')	2,021	1,869
Total revenue from external customers	31,425	27,146

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Eastspring Investments and US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management. Intragroup fees included within asset management revenue were earned by the following asset management segment:

	2012 £m	2011 £m
Intragroup revenue generated by:		
M&G	172	162
Eastspring Investments	84	93
US broker-dealer and asset management (including Curian)	77	68
Total intragroup fees included within asset management segment	333	323

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £178 million, £193 million, and £135 million respectively (2011: £226 million, £72 million and £131 million respectively).

In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £1,745 million (2011: Singapore £1,383 million).

Due to the nature of the business of the Group, there is no reliance on any major customers.

F: Income statement notes Financial statements

256 Financial statements Prudential plc Annual Report 2012

F: Income statement notes continued

F3: Acquisition costs and other expenditure

	2012 £m	2011* £m
Acquisition costs incurred for insurance policies	(2,649)	(2,264)
Acquisition costs deferred less amortisation of acquisition costs for insurance policies	480	520
Administration costs and other expenditure	(3,728)	(3,524)
Movements in amounts attributable to external unit holders	(158)	148
Total acquisition costs and other expenditure	(6,055)	(5,120)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Notes

(i) Acquisition costs in 2012 comprise amounts related to insurance contracts of £(1,949) million (2011: £(1,679) million), and investment contracts and asset management contracts of £(220) million (2011: £(165) million).

(ii) There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2012 and 2011.

(iii) The total depreciation and amortisation expense of £(731) million (2011: £(584) million) relates to amortisation of deferred acquisition costs of insurance contracts and asset management contracts.

The segmental analysis of total depreciation and amortisation expense is as follows:

	2012 £m	2011* £m
Insurance operations:		
UK	(65)	(55)
US	(302)	(237)
Asia	(332)	(270)
Asset management operations:		
M&G	(6)	(7)
US	(1)	(1)
Eastspring Investments	(4)	(4)
Total segment	(710)	(574)
Unallocated corporate	(21)	(10)
Total	(731)	(584)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

(iv) Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £(140) million (2011: £(123) million) and is included within total acquisition costs and other operating expenditure as part of investment management expenses. The segmental analysis of this interest expense is as follows:

	2012 £m	2011 £m
Insurance operations:		
UK	(62)	(49)
US	(28)	(31)
Asia	(7)	(10)
Asset management operations:		
M&G	(18)	(11)
Total segment	(115)	(101)
Unallocated corporate	(25)	(22)
Total	(140)	(123)

Notes on the Group financial statements Prudential plc Annual Report 2012 257

(v) Movements in amounts attributable to external unit holders are in respect of those OEIC and unit trusts which are required to be consolidated and comprises a charge of £(195) million (2011: a credit of £28 million) for UK insurance operations and a credit of £37 million (2011: £120 million) for Asia insurance operations.

(vi) The total amounts for acquisition costs and other expenditure shown above includes Corporate expenditure shown in note B1 (Segment disclosure – income statement). The charge for Corporate expenditure comprises:

	2012 £m	2011 £m
Group Head Office	(168)	(168)
Asia Regional Head Office:		
Gross costs	(99)	(86)
Recharges to Asia operations	36	35
	(63)	(51)
Total	(231)	(219)

F4: Finance costs – Interest on core structural borrowings of shareholder-financed operations

Finance costs of £280 million (2011: £286 million) comprise £251 million (2011: £258 million) interest on core debt of the parent company, £13 million (2011: £13 million) on US insurance operations' surplus notes and £16 million (2011: £15 million) on PruCap's bank loan.

F5: Tax

a Total tax charge by nature of expense

An analysis of the total tax benefit (expense) of continuing operations recognised in the income statement by nature of benefit (expense) is as follows:

	2012 £m	2011* £m
Current tax expense:		
Corporation tax	(950)	(775)
Adjustments in respect of prior years	143	33
Total current tax	(807)	(742)
Deferred tax arising from:		
Origination and reversal of temporary differences	(178)	293
(Expense) credit in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	(6)	57
Total deferred tax (charge) credit	(184)	350
Total tax charge	(991)	(392)

The total tax expense arises as follows:

	2012 £m	2011* £m
Current tax expense:		
UK	(393)	(475)
Foreign	(414)	(267)
	(807)	(742)
Deferred tax (charge) credit:		
UK	(45)	455
Foreign	(139)	(105)
	(184)	350
Total	(991)	(392)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in the accounting policy described in note A5.

F: Income statement notes Financial statements

258 Financial statements Prudential plc Annual Report 2012

F: Income statement notes continued

F5: Tax continued

The current tax charge of £807 million includes £18 million (2011: charge of £16 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

In the UK, life insurance companies are taxed on both their shareholders' profits and on their policyholders' investment returns on certain insurance and investment products. Tax on shareholders' profits is calculated at the standard corporation tax rate, and tax on policyholders' investment returns is calculated at the basic rate of income tax. Although both types of tax are included in the total tax charge in the Group's consolidated income statement, they are presented separately in the income statement to provide the most relevant information about tax that the Group pays on its profits.

Until the end of 2012 for the Group's UK life insurance companies, shareholders' profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders' profits will be calculated using accounting profit or loss as a starting point.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2012 £m			2011* £m
Tax charge	Current tax	Deferred tax	Total	Total
Tax (charge) credit to policyholders' returns	(488)	110	(378)	17
Tax charge attributable to shareholders	(319)	(294)	(613)	(409)
Total tax charge	(807)	(184)	(991)	(392)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

The principal reason for the increase in the tax charge attributable to policyholders' returns is an increase in deferred tax on unrealised gains and losses on investments.

The total deferred tax (charge)/credit arises as follows:

	2012 £m	2011* £m
Unrealised gains and losses on investments	(91)	129
Balances relating to investment and insurance contracts	467	148
Short-term timing differences	(226)	66
Capital allowances	–	2
Unused tax losses	(334)	5
Deferred tax (charge)/credit	(184)	350

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

In 2012, a deferred tax charge of £198 million (2011: charge of £187 million) has been taken through other comprehensive income. Other movements in deferred tax totalling a £378 million credit mainly arises as a result of bringing a deferred tax asset in respect of the acquired REALIC business on to the balance sheet. When these amounts are taken with the deferred tax charge shown above there is no significant change in the Group's net deferred tax liability (2011: decrease of £0.1 billion).

Notes on the Group financial statements Prudential plc Annual Report 2012 259

b Reconciliation of effective tax rate

The total tax charge is attributable to shareholders and policyholders as summarised in the income statement.

i Summary of pre-tax profit and tax (charge)

The income statement includes the following items:

	2012 £m	2011* £m
Profit before tax	3,188	1,811
Tax (charge) credit attributable to policyholders' returns	(378)	17
Profit before tax attributable to shareholders	2,810	1,828
Tax attributable to shareholders' profits:		
Tax charge	(991)	(392)
Less: tax attributable to policyholders' returns	378	(17)
Tax charge attributable to shareholders' returns	(613)	(409)
Profit for the year	2,197	1,419

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

ii Overview

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2012 £m			2011* £m		
	Attributable to shareholders	Attributable to policyholders†	Total	Attributable to shareholders	Attributable to policyholders†	Total
Profit (loss) before tax	2,810	378	3,188	1,828	(17)	1,811
Taxation charge:						
Expected tax rate	27%	100%	36%	28%	100%	28%
Expected tax (charge) credit	(763)	(378)	(1,141)	(519)	17	(502)
Variance from expected tax charge[note (iii)]	150	–	150	110	–	110
Actual tax (charge) credit	(613)	(378)	(991)	(409)	17	(392)
Average effective tax rate	22%	100%	31%	22%	100%	22%

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

† For the column entitled 'Attributable to policyholders', the profit (loss) before tax represents income, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This income has been determined after deduction of charges for policyholder benefits and movements on unallocated surplus which are determined net of tax. Hence, the pre-tax results attributable to policyholders is the inverse of the tax charge attributable to policyholders.

Financial statements F: Income statement notes

260 Financial statements Prudential plc Annual Report 2012

F: Income statement notes continued

F5: Tax continued

iii Reconciliation of effective tax rate

The total tax charge is attributable to shareholders and policyholders as summarised in the income statement.

Reconciliation of tax charge on profit attributable to shareholders for continuing operations:

	2012 £m (except for tax rates)				
2012	**Asia insurance operations**	**US insurance operations**	**UK insurance operations**	**Other operations**	**Total**
Operating profit (loss) based on longer-term investment returns	913	964	736	(80)	2,533
Non-operating profit (loss)	76	(109)	122	188	277
Profit before tax attributable to shareholders	989	855	858	108	2,810
Expected tax rate:*	23%	35%	25%	25%	27%
Tax at the expected tax rate	227	300	210	26	763
Effects of:					
Adjustment to tax charge in relation to prior years	(11)	10	(26)	(10)	(37)
Movements in provisions for open tax matters	–	(3)	–	32	29
Income not taxable or taxable at concessionary rates	(87)	–	–	(2)	(89)
Deductions not allowable for tax purposes	30	–	–	3	33
Different local basis of tax on overseas profits	–	(68)	–	–	(68)
Impact of changes in local statutory tax rates	–	–	(39)	9	(30)
Deferred tax adjustments	(6)	–	8	(1)	1
Irrecoverable withholding taxes	–	–	–	14	14
Other	5	(5)	8	(11)	(3)
Total actual tax charge	158	234	161	60	613
Analysed into:					
Tax on operating profit based on longer-term investment returns	142	272	126	42	582
Tax on non-operating profit	16	(38)	35	18	31
Actual tax rate:					
Operating profit based on longer-term investment returns	16%	28%	17%	(53)%	23%
Total profit	16%	27%	19%	56%	22%

* The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

Notes on the Group financial statements Prudential plc Annual Report 2012 261

	2011† £m (except for tax rates)				
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	704	651	723	(51)	2,027
Non-operating profit	(92)	(167)	177	(117)	(199)
Profit (loss) before tax attributable to shareholders	612	484	900	(168)	1,828
Expected tax rate:*	25%	35%	27%	27%	28%
Tax at the expected tax rate	151	170	243	(45)	519
Effects of:					
Adjustment to tax charge in relation to prior years	(7)	–	33	(19)	7
Movements in provisions for open tax matters	–	–	–	(44)	(44)
Income not taxable or taxable at concessionary rates	(36)	–	(1)	–	(37)
Deductions not allowable for tax purposes	12	–	–	4	16
Different local basis of tax on overseas profits	–	(37)	–	–	(37)
Impact of changes in local statutory tax rates	–	–	(32)	1	(31)
Deferred tax adjustments	7	–	–	–	7
Irrecoverable withholding taxes	–	–	–	13	13
Other	(3)	(6)	(14)	19	(4)
Total actual tax charge (credit)	124	127	229	(71)	409
Analysed into:					
Tax on operating profit based on longer-term investment returns	122	185	190	(64)	433
Tax on non-operating profit	2	(58)	39	(7)	(24)
Actual tax rate:					
Operating profit based on longer-term investment returns	17%	28%	26%	125%	21%
Total profit	20%	26%	25%	42%	22%

* The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.
† The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

c Taxes paid

In 2012 Prudential remitted £2.2 billion (2011: £1.6 billion) of tax to Revenue authorities, this includes £925 million (2011: £561 million) of corporation tax, £184 million of other taxes and £1,078 million collected on behalf of employees, customers and third parties.

The geographical split of taxes remitted by Prudential is as follows:

	2012 £m				2011 £m			
	Corporation taxes*	Other taxes†	Taxes collected‡	Total	Corporation taxes*	Other taxes†	Taxes collected‡	Total
Asia	221	37	152	410	170	32	64	266
US	181	25	264	470	131	20	221	372
UK	522	121	662	1,305	260	112	595	967
Other	1	1	–	2	–	1	–	1
Total tax paid	925	184	1,078	2,187	561	165	880	1,606

* In certain countries such as the UK, the corporation tax payments for the Group's life insurance businesses are based on taxable profits which include policyholder investment returns on certain life insurance products.
† Other taxes paid includes property taxes, withholding taxes, customs duties, stamp duties, employer payroll taxes and irrecoverable indirect taxes.
‡ Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which includes sales/VAT/GST taxes, employee and annuitant payroll taxes.

F: Income statement notes Financial statements

262 Financial statements Prudential plc Annual Report 2012

G: Financial assets and liabilities

G1: Financial instruments – Designation and fair values

The Group designates all financial assets as at fair value, either through profit and loss or on an available-for-sale, or as loans and receivables on an amortised cost basis, net of impairment basis. Financial liabilities are designated as either fair value through profit and loss, amortised cost, or as investment contracts with discretionary participation features accounted for under IFRS 4 as described in note A3.

	2012 £m				
	Fair value through profit and loss	Available-for-sale	Loans and receivables at amortised cost	Total carrying value	Fair value
Financial assets					
Cash and cash equivalents	–	–	6,384	6,384	6,384
Deposits	–	–	12,653	12,653	12,653
Equity securities and portfolio holdings in unit trusts	99,958	–	–	99,958	99,958
Debt securities[note (i)]	107,278	32,825	–	140,103	140,103
Loans[note (ii)]	2,068	–	9,753	11,821	12,333
Other investments[note (iii)]	7,900	–	–	7,900	7,900
Accrued investment income	–	–	2,798	2,798	2,798
Other debtors	–	–	1,361	1,361	1,361
	217,204	32,825	32,949	282,978	

	2012 £m				
	Fair value through profit and loss note (v)	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value
Financial liabilities					
Core structural borrowings of shareholder-financed operations[notes (i), H13]	–	3,554	–	3,554	4,133
Operational borrowings attributable to shareholder-financed operations[H13]	–	2,245	–	2,245	2,245
Borrowings attributable to with-profits funds[H13]	40	993	–	1,033	1,042
Obligations under funding, securities lending and sale and repurchase agreements	–	2,436	–	2,436	2,455
Net asset value attributable to unit holders of consolidated unit trust and similar funds	4,345	–	–	4,345	4,345
Investment contracts with discretionary participation features[note (iv)]	–	–	33,812	33,812	–
Investment contracts without discretionary participation features	16,309	2,069	–	18,378	18,419
Other creditors	259	2,522	–	2,781	2,781
Derivative liabilities	2,829	–	–	2,829	2,829
Other liabilities	2,021	1,433	–	3,454	3,453
	25,803	15,252	33,812	74,867

Notes on the Group financial statements Prudential plc Annual Report 2012 263

	2011 £m				
	Fair value through profit and loss	Available-for-sale	Loans and receivables at amortised cost	Total carrying value	Fair value
Financial assets					
Cash and cash equivalents	–	–	7,257	7,257	7,257
Deposits	–	–	10,708	10,708	10,708
Equity securities and portfolio holdings in unit trusts	87,349	–	–	87,349	87,349
Debt securities[note (i)]	97,482	27,016	–	124,498	124,498
Loans[note (ii)]	279	–	9,435	9,714	9,828
Other investments[note (iii)]	7,509	–	–	7,509	7,509
Accrued investment income	–	–	2,710	2,710	2,710
Other debtors	–	–	987	987	987
	192,619	27,016	31,097	250,732	

	2011 £m				
	Fair value through profit and loss note (v)	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value
Financial liabilities					
Core structural borrowings of shareholder-financed operations[notes (i),(v)]	–	3,611	–	3,611	3,815
Operational borrowings attributable to shareholder-financed operations[(v)]	–	3,340	–	3,340	3,340
Borrowings attributable to with-profits funds[(v)]	39	933	–	972	978
Obligations under funding, securities lending and sale and repurchase agreements	–	3,114	–	3,114	3,144
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,840	–	–	3,840	3,840
Investment contracts with discretionary participation features[note (iv)]	–	–	29,745	29,745	–
Investment contracts without discretionary participation features	15,056	1,911	–	16,967	17,008
Other creditors	281	2,263	–	2,544	2,544
Derivative liabilities	3,054	–	–	3,054	3,054
Other liabilities	–	1,249	–	1,249	1,249
	22,270	16,421	29,745	68,436	

Notes

(i) As at 31 December 2012 £525 million (2011: £523 million) of convertible bonds were included in debt securities and £673 million (2011: £702 million) were included in borrowings.

(ii) Loans and receivables are reported net of allowance for loan losses of £83 million (2011: £89 million).

(iii) See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

(iv) It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

(v) For financial liabilities designated as fair value through profit and loss, the impact on profit from movements in credit risk during 2012 and 2011 was negligible.

G: Financial assets and liabilities Financial statements

264 Financial statements Prudential plc Annual Report 2012

G: Financial assets and liabilities continued

G1: Financial instruments – Designation and fair values continued

Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash fl ow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices. In accordance with the Group’s risk management framework, all internally generated valuations are subject to assessment against external counterparties’ valuations.

For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 ‘Financial Instruments: Disclosures’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

The classification criteria and its application to Prudential can be summarised as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 includes financial instruments where there is clear evidence that the valuation is based on a quoted publicly traded price in an active market (eg exchange listed equities, mutual funds with quoted prices and exchange traded derivatives).

Level 2 – inputs other than quoted prices included within level 1 that are observable either directly (ie as prices) or indirectly (ie derived from prices)

Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable either directly (ie as prices) or indirectly (ie derived from prices). A significant proportion of the Group’s Level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances and analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

Notes on the Group financial statements Prudential plc Annual Report 2012 265

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as Level 3 where these significant inputs are not based on observable market data.

Of the total Level 2 debt securities of £105,839 million at 31 December 2012 (31 December 2011: £94,378 million), £8,248 million are valued internally (31 December 2011: £6,847 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3 – Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (eg private equity funds and certain derivatives which are bespoke or long-dated).

At 31 December 2012, the Group held £6,660 million (2011: £4,565 million), 3 per cent of the fair valued financial investments, net of derivative liabilities (2011: 2 per cent), within Level 3.

Of these amounts, £3,916 million (2011: £3,732 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. At 31 December 2012, the £3,916 million (2011: £3,732 million) represented 4.3 per cent (2011: 4.3 per cent) of the total fair valued financial instruments, net of derivative liabilities of the participating funds.

Included within the £2,703 million Level 3 fair valued financial investments, net of derivative liabilities at 31 December 2012 (2011: £800 million) held to support non-linked shareholder-backed business were loans of £1,842 million, attaching to the purchase of REALIC in 2012 held to back the liabilities for funds withheld under reinsurance arrangement. The funds withheld liability, which was also accounted for on a fair value basis and classified as Level 3, amounted to £2,021 million at 31 December 2012. This liability is included within Other financial liabilities held at fair value in the table below.

Excluding the financial investments of £1,842 million held to back the funds withheld liability under REALIC's reinsurance arrangement, the Level 3 fair valued financial investments, net of derivative liabilities, supporting non-linked shareholder-backed business at 31 December 2012 were £861 million (2011: £800 million) (representing 1.2 per cent of the total fair valued financial investments net of derivative liabilities backing this business (2011: 1.3 per cent)). Of this amount, £837 million of net assets are externally valued and £24 million of net liabilities are internally valued (2011: net assets of £757 million and £43 million respectively). Internal valuations, which represent 0.03 per cent of the total fair valued financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 31 December 2012 (2011: 0.1 per cent), are inherently more subjective than external valuations.

If the value of all Level 3 investments backing non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £2 million (2011: £4 million), which would reduce shareholders' equity by this amount before tax. Of this amount, a £1 million increase (2011: £1 million decrease) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £3 million decrease (2011: £3 million decrease) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

G: Financial assets and liabilities Financial statements

266 Financial statements Prudential plc Annual Report 2012

G: Financial assets and liabilities continued

G1: Financial instruments – Designation and fair values continued

	31 December 2012 £m			
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type				
With-profits				
Equity securities and portfolio holdings in unit trusts	22,129	2,496	480	25,105
Debt securities	15,910	45,550	542	62,002
Other investments (including derivative assets)	108	1,743	2,894	4,745
Derivative liabilities	(61)	(1,072)	–	(1,133)
Total financial investments, net of derivative liabilities	38,086	48,717	3,916	90,719
Percentage of total	42%	54%	4%	100%
Unit-linked and variable annuity separate account				
Equity securities and portfolio holdings in unit trusts	73,632	189	39	73,860
Debt securities	3,843	5,659	2	9,504
Other investments (including derivative assets)	47	10	–	57
Derivative liabilities	–	(1)	–	(1)
Total financial investments, net of derivative liabilities	77,522	5,857	41	83,420
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed				
Loans	–	226	1,842*	2,068
Equity securities and portfolio holdings in unit trusts	937	7	49	993
Debt securities	13,721	54,630	246	68,597
Other investments (including derivative assets)	31	2,306	761	3,098
Derivative liabilities	(16)	(1,484)	(195)	(1,695)
Total financial investments, net of derivative liabilities	14,673	55,685	2,703	73,061
Percentage of total	20%	76%	4%	100%
Group total analysis, including other financial liabilities held at fair value				
Group total				
Loans	–	226	1,842*	2,068
Equity securities and portfolio holdings in unit trusts	96,698	2,692	568	99,958
Debt securities	33,474	105,839	790	140,103
Other investments (including derivative assets)	186	4,059	3,655	7,900
Derivative liabilities	(77)	(2,557)	(195)	(2,829)
Total financial investments, net of derivative liabilities	130,281	110,259	6,660	247,200
Borrowings attributable to the with-profits fund held at fair value	–	(40)	–	(40)
Investment contracts liabilities without discretionary participation features held at fair value	–	(16,309)	–	(16,309)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,309)	(430)	(606)	(4,345)
Other financial liabilities held at fair value	–	(259)	(2,021)*	(2,280)
Total financial instruments at fair value	126,972	93,221	4,033	224,226
Percentage of total	57%	41%	2%	100%

* The Level 3 loans and other financial liabilities held by the non-linked shareholder-backed business include amounts of £1,842 million and £(2,021) million, respectively relating to the reinsurance arrangements attaching to the purchase of REALIC as described in note I1.

Notes on the Group financial statements Prudential plc Annual Report 2012 267

	31 December 2011 £m			
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type				
With-profits				
Equity securities and portfolio holdings in unit trusts	24,001	1,762	284	26,047
Debt securities	13,298	43,279	655	57,232
Other investments (including derivative assets)	252	1,378	2,793	4,423
Derivative liabilities	(214)	(1,127)	–	(1,341)
Total financial investments, net of derivative liabilities	37,337	45,292	3,732	86,361
Percentage of total	43%	53%	4%	100%
Unit-linked and variable annuity separate account				
Equity securities and portfolio holdings in unit trusts	59,662	198	30	59,890
Debt securities	4,160	4,698	3	8,861
Other investments (including derivative assets)	18	95	–	113
Derivative liabilities	(2)	(7)	–	(9)
Total financial investments, net of derivative liabilities	63,838	4,984	33	68,855
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed				
Loans	–	279	–	279
Equity securities and portfolio holdings in unit trusts	1,175	176	61	1,412
Debt securities	11,753	46,401	251	58,405
Other investments (including derivative assets)	30	2,237	706	2,973
Derivative liabilities	(78)	(1,408)	(218)	(1,704)
Total financial investments, net of derivative liabilities	12,880	47,685	800	61,365
Percentage of total	21%	78%	1%	100%
Group total analysis, including other financial liabilities held at fair value				
Group total				
Loans	–	279	–	279
Equity securities and portfolio holdings in unit trusts	84,838	2,136	375	87,349
Debt securities	29,211	94,378	909	124,498
Other investments (including derivative assets)	300	3,710	3,499	7,509
Derivative liabilities	(294)	(2,542)	(218)	(3,054)
Total financial investments, net of derivative liabilities	114,055	97,961	4,565	216,581
Borrowings attributable to the with-profits fund held at fair value	–	(39)	–	(39)
Investment contracts liabilities without discretionary participation features held at fair value	–	(15,056)	–	(15,056)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,586)	(805)	(449)	(3,840)
Other financial liabilities held at fair value	–	(281)	–	(281)
Total financial instruments at fair value	111,469	81,780	4,116	197,365
Percentage of total	57%	41%	2%	100%

Reconciliation of movements in Level 3 financial instruments measured at fair value

The following tables reconcile the value of Level 3 financial instruments at 1 January 2012 to that presented at 31 December 2012 and at 1 January 2011 to that presented at 31 December 2011.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on financial instruments classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

G: Financial assets and liabilities Financial statements

268 Financial statements Prudential plc Annual Report 2012

G: Financial assets and liabilities continued

[Graphic Appears Here]

Of the total gains and losses in the income statement of Ł357 million (2011: Ł225 million), Ł126 million (2011: Ł99 million) relates to fi nancial instruments still held at the end of the year, which can be analysed as follows:

2012 Łm 2011 Łm

Equity securities 27 49

Debt securities 51 20

Other investments 48 176

Derivative liabilities –(68)

Net asset value attributable to unit holders of consolidated unit trusts and similar funds –(78)

Total 126 99

Notes on the Group financial statements Prudential plc Annual Report 2012 269

Transfers between Level 1 and Level 2

During 2012, the transfers between levels within the Group's portfolio were primarily transfers from Level 1 to Level 2 of £600 million (2011: £335 million) and transfers from Level 2 to Level 1 of £227 million (2011: nil). These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

Interest income and expense

The interest income on financial assets not at fair value through profit and loss for the year ended 31 December 2012 from continuing operations was £1,886 million (2011: £1,814 million).

The interest expense on financial liabilities not at fair value through profit and loss for the year ended 31 December 2012 from continuing operations was £420 million (2011: £456 million).

G2: Market risk

Interest rate risk

The following table shows an analysis of the classes of financial assets and liabilities except for cash and cash equivalents and their direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is analysed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

	2012 £m			
	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
Financial assets				
Deposits	1,021	11,445	187	12,653
Debt securities	131,732	7,851	520	140,103
Loans	8,992	2,809	20	11,821
Other investments (including derivatives)	1,896	1,126	4,878	7,900
	143,641	23,231	5,605	172,477
Financial liabilities				
Core structural borrowings of shareholder-financed operations	3,279	275	–	3,554
Operational borrowings attributable to shareholder-financed operations	574	1,670	1	2,245
Borrowings attributable to with-profits funds	379	562	92	1,033
Obligations under funding, securities lending and sale and repurchase agreements	403	2,033	–	2,436
Investment contracts without discretionary participation features	1,179	894	16,305	18,378
Derivative liabilities	974	576	1,279	2,829
Other liabilities	165	116	3,173	3,454
	6,953	6,126	20,850	33,929

	2011 £m			
	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
Financial assets				
Deposits	790	9,439	479	10,708
Debt securities	117,988	5,788	722	124,498
Loans	6,424	3,091	199	9,714
Other investments (including derivatives)	1,912	1,077	4,520	7,509
	127,114	19,395	5,920	152,429
Financial liabilities				
Core structural borrowings of shareholder-financed operations	3,362	249	–	3,611
Operational borrowings attributable to shareholder-financed operations	3,114	213	13	3,340
Borrowings attributable to with-profits funds	120	743	109	972
Obligations under funding, securities lending and sale and repurchase agreements	580	2,534	–	3,114
Investment contracts without discretionary participation features	1,011	903	15,053	16,967
Derivative liabilities	1,426	615	1,013	3,054
Other liabilities	158	142	949	1,249
	9,771	5,399	17,137	32,307

G: Financial assets and liabilities Financial statements

270 Financial statements Prudential plc Annual Report 2012

G: Financial assets and liabilities continued

G2: Market risk continued

Liquidity analysis

i Contractual maturities of financial liabilities

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts that are separately presented. The financial liabilities are included in the column relating to the contractual maturities at the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

	2012 £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[H13]	3,554	140	791	603	958	1,038	691	1,753	5,974
Operational borrowings attributable to shareholder-financed operations[H13]	2,245	1,708	558	–	–	–	–	–	2,266
Borrowings attributable to with-profits funds[H13]	1,033	115	542	199	71	12	73	194	1,206
Obligations under funding, securities lending and sale and repurchase agreements	2,436	2,436	–	–	–	–	–	–	2,436
Other liabilities	3,453	945	45	5	–	–	–	2,458	3,453
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	4,345	4,345	–	–	–	–	–	–	4,345
Other creditors	2,781	2,515	23	36	73	70	406	–	3,123
	19,847	12,204	1,959	843	1,102	1,120	1,170	4,405	22,803

	2011 £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[H13]	3,611	245	624	606	840	1,243	737	1,834	6,129
Operational borrowings attributable to shareholder-financed operations[H13]	3,340	2,971	394	–	–	–	–	–	3,365
Borrowings attributable to with-profits funds[H13]	972	199	418	158	100	5	97	139	1,116
Obligations under funding, securities lending and sale and repurchase agreements	3,114	3,114	–	–	–	–	–	–	3,114
Other liabilities	1,249	842	106	5	–	–	–	296	1,249
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,840	3,840	–	–	–	–	–	–	3,840
Other creditors	2,544	2,268	20	27	36	45	148	–	2,544
	18,670	13,479	1,562	796	976	1,293	982	2,269	21,357

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 271

[Graphic Appears Here]

The majority of derivative assets and liabilities have been included at fair value within the one year or less column, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). Contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments and, in particular, the Group has no cash flow hedges. The only exception is certain identifled interest rate swaps which are fully expected to be held until maturity solely for the purposes of matching cash flows on separately held assets and liabilities. For these instruments the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract assuming conditions are consistent with those at year end are included in the column relating to the contractual maturity of the derivative.

The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest Ł billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

G:

2012 Łbn

Total

After 1 After 5 After 10 After 15 undis- Total

1 year year to years to years to years to Over counted carrying Financial or less 5 years 10 years 15 years 20 years 20 years value value

Life assurance investment contracts 4 16 15 11 8 10 64 52 assets

and

2011 Łbn

Total

After 1 After 5 After 10 After 15 undis- Total liabilities

1 year year to years to years to years to Over counted carrying or less 5 years 10 years 15 years 20 years 20 years value value

Life assurance investment contracts 3 12 13 11 9 10 58 47 Financial statements

272 Financial statements Prudential plc Annual Report 2012

G: Financial assets and liabilities continued

G2: Market risk continued

Most investment contracts have options to surrender early, albeit these are often subject to surrender or other penalties. It is therefore the case that most contracts could be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts means these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £12 billion (2011: £11 billion) which has no stated maturity but which is repayable on demand.

This table has been prepared on an undiscounted basis and accordingly the amounts shown for life assurance investment contracts differ from those disclosed on the statement of financial position. Durations of long-term business contracts, covering insurance and investment contracts, on a discounted basis are included in section D.

The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit this asset/liability matching is performed on a portfolio by portfolio basis.

In terms of liquidity risk a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios is in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons above, an analysis of the Group's assets by contractual maturity is not considered necessary to evaluate the nature and extent of the Group's liquidity risk.

Market and other financial risks

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk. These assets comprise cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note G3 for derivative assets. The collateral in place in relation to derivatives is described in G4. Notes D2a(iv), D3a(ii)(ii) and D4a(iii), describe the security for these loans held by the Group, as disclosed at the start of this note.

Of the total loans and receivables held, £25 million (2011: £39 million) are past their due date but have not been impaired. Of the total past due but not impaired, £18 million is less than one year past their due date (2011: £3 million). The Group expects full recovery of these loans and receivables.

No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio. This is on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £86 million (2011: £90 million).

In addition, during the year the Group took possession of £16 million (2011: £13 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

Further details of collateral and pledges are provided in note G4.

Currency risk

As at 31 December 2012, the Group held 19 per cent (2011: 21 per cent) and 7 per cent (2011: 9 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Financial assets, of which 56 per cent (2011: 55 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

Financial liabilities, of which 28 per cent (2011: 28 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3).

The amount of exchange loss recognised in the income statement in 2012, except for those arising on financial instruments measured at fair value through profit and loss, is £213 million (2011: £1 million gain). This constitutes £1 million loss (2011: £11 million loss) on Medium Term Notes (MTN) liabilities and £212 million of net loss (2011: £12 million net gain), mainly arising on investments of the PAC with-profits fund. The gains/losses on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

Notes on the Group financial statements Prudential plc Annual Report 2012 273

G3: Derivatives and Hedging

Derivatives

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The total fair value balances of derivative assets and liabilities as at 31 December 2012 were as follows:

	2012 £m					
	UK insurance operations	US insurance operations	Asia insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	1,349	1,546	927	38	2	3,862
Derivative liabilities	(1,007)	(645)	(837)	(150)	(190)	(2,829)
	342	901	90	(112)	(188)	1,033

	2011 £m					
	UK insurance operations	US insurance operations	Asia insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	1,461	1,677	444	71	2	3,655
Derivative liabilities	(1,298)	(887)	(480)	(182)	(207)	(3,054)
	163	790	(36)	(111)	(205)	601

The above derivative assets are included in 'other investments' in the primary statements.

These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. See also note D3 for use of derivatives by the Group's US operations.

The Group uses various interest rate derivative instruments such as interest rate swaps to reduce exposure to interest rate volatility.

The UK with-profits funds use derivatives for the purposes of efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching.

Some of the Group's products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between guaranteed product liabilities and the performance of the underlying assets backing them, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39.

Fair value hedges

The Group has chosen to designate as a fair value hedge certain fixed to floating rate swaps which hedge the fair value exposure to interest rate movements of certain of the Group's operational borrowings.

The fair value of the derivatives designated as fair value hedges above at 31 December 2012, was an asset of less than £1 million (2011: asset of £3 million). Movements in the fair value of the hedging instruments of a net loss of £3 million (2011: net loss of £2 million) and the hedged items of a net gain of £3 million (2011: net gain of £2 million) are recorded in the income statement in respect of the fair value hedges above.

Net investment hedges

The Group has designated perpetual subordinated capital securities totalling US$2.85 billion (2011: US$2.85 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,746 million as at 31 December 2012 (2011: £1,823 million). The foreign exchange loss of £81 million (2011: loss of £18 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders' equity.

This net investment hedge was 100 per cent effective.

Cash flow hedges

The Group has no cash flow hedges in place.

G: Financial assets and liabilities Financial statements

274 Financial statements Prudential plc Annual Report 2012

G: Financial assets and liabilities continued

G4: Derecognition and collateral

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At 31 December 2012, the Group had lent £3,015 million (2011: £7,843 million) of securities of which £2,047 million (2011: £5,820 million) was lent by the PAC with-profits fund and held collateral under such agreements of £3,137 million (2011: £8,160 million) of which £2,138 million (2011: £6,108 million) was held by the PAC with-profits fund.

At 31 December 2012, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £943 million (2011: £1,607 million), together with accrued interest.

Collateral and pledges under derivative transactions

At 31 December 2012, the Group had pledged £754 million (2011: £840 million) for liabilities and held collateral of £1,964 million (2011: £1,953 million) in respect of over-the-counter derivative transactions.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreement.

G5: Impairment of financial assets

In accordance with the Group's accounting policy set out in note A3, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of insurance contract liabilities.

During the year ended 31 December 2012, impairment losses of £50 million (2011: £126 million) were recognised for available-for-sale securities and loans and receivables analysed as shown in the attached table.

	2012 £m	2011 £m
Available-for-sale securities held by Jackson	37	62
Loans and receivables*	13	64
	50	126

* Relates to loans held by the UK with-profits fund and mortgage loans held by Jackson

Impairment losses recognised on available-for-sale securities amounted to £37 million (2011: £62 million). Of this amount, 22 per cent (2011: 34 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities, the top five individual corporate issuers made up 74 per cent (2011: 75 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in 'investment return' in the income statement.

In 2012, the Group realised gross losses on sales of available-for-sale securities of £44 million (2011: £43 million) with 64 per cent (2011: 64 per cent) of these losses related to the disposal of fixed maturity securities of 10 (2011: 10) individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £44 million (2011: £43 million), £23 million (2011: £32 million) relates to losses on sales of impaired and deteriorating securities.

The effect of those reasonably likely changes in the key assumptions that underpin the assessment of whether impairment has taken place depends on the factors described in note A4. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2012, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £178 million (2011: £246 million). Notes B1 and D3 provide further details on the impairment charges and unrealised losses of Jackson's available-for-sale securities.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 275

H: Other information on statement of fi nancial position items

H1: Intangible assets attributable to shareholders

a Goodwill

2012 Łm 2011 Łm

Cost

At beginning of year 1,585 1,586

Additional consideration paid on previously acquired business 2 –

Exchange differences 2(1)

At end of year 1,589 1,585

Aggregate impairment(120)(120)

Net book amount at end of year 1,469 1,465

Goodwill attributable to shareholders comprises:

M&G 1,153 1,153

Other 316 312

1,469 1,465

‘Other’ represents goodwill amounts across cash generating units (CGUs) in Asia and US operations. Other goodwill amounts are not individually material.

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to CGUs for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. H:

Assessment of whether goodwill may be impaired Other

Goodwill is tested for impairment by comparing the CGUs’ carrying amount, including any goodwill, with its recoverable amount.

With the exception of M&G, the goodwill attributable to shareholders in the statement of financial position mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess information of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine on whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The assumptions underpinning the Group’s EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report. statement of

fi

nancial

position

items

Financial

statements

276 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H1: Intangible assets attributable to shareholders continued

M&G

The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G operating segment (based upon management projections).

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, eg changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan;

ii The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2011: 2.5 per cent) has been used to extrapolate beyond the plan period representing management's best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data;

iii The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business, a risk discount rate of 12 per cent (2011: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 15 per cent (2011: 15 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G; and

iv That asset management contracts continue on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

Japanese life company

The aggregate goodwill impairment of £120 million at 31 December 2012 and 2011 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

b Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs (DAC) and other intangible assets in the Group consolidated statement of financial position attributable to shareholders comprise:

	2012 £m	2011* £m	2010* £m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	3,866	3,805	3,550
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	100	107	110
	3,966	3,912	3,660
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	64	64	70
Other intangibles	237	258	171
	301	322	241
Total of deferred acquisition costs and other intangible assets	4,267	4,234	3,901

* The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Notes on the Group financial statements Prudential plc Annual Report 2012 277

	2012 £m						2011 £m	2010 £m
	Deferred acquisition costs				PVIF and other intan-gibles	Total	Total	Total
	UK	US note (i)	Asia	Asset manage-ment				
Balance at 1 January								
As previously reported	111	3,880	744	12	322	5,069	4,667	4,097
Effect of change in accounting policy[A5]	–	(785)	(50)	–	–	(835)	(766)	(651)
After effect of change	111	3,095	694	12	322	4,234	3,901	3,446
Additions	12	798	249	3	31	1,093	1,117	968
Acquisition of REALIC in 2012 and UOB Life Assurance Ltd in 2010	–	–	–	–	5	5	–	12
Amortisation to the income statement:								
Operating profit	(20)	(356)	(277)	(5)	(51)	(709)	(792)	(515)
Amortisation related to short-term fluctuations in investment returns	–	76	–	–	–	76	287	283
	(20)	(280)	(277)	(5)	(51)	(633)	(505)	(232)
Exchange differences	–	(144)	(12)	–	(6)	(162)	(2)	129
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale†	–	(270)	–	–	–	(270)	(275)	(410)
Disposals	–	–	–	–	–	–	(2)	(5)
Dilution of Group's holdings	–	–	–	–	–	–	–	(7)
Balance at 31 December	103	3,199	654	10	301	4,267	4,234	3,901

* The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.
† (See note D3(g) for explanation).

US operations DAC
Summary balances
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2012 £m	2011* £m	2010* £m
Variable annuity business	3,330	2,960	2,283
Other business	821	855	980
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)	(952)	(720)	(434)
Total DAC for US operations	3,199	3,095	2,829

* The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

H: Other information on statement of financial position items
Financial statements

278 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H1: Intangible assets attributable to shareholders continued

Deferred acquisition costs related to insurance and investment contracts attributable to shareholders

The movement in deferred acquisition costs relating to insurance and investments contracts attributable to shareholders are as follows:

	2012 £m		2011* £m		2010* £m	
	Insurance contracts	Investment management note	Insurance contracts	Investment management note	Insurance contracts	Investment management note
DAC at 1 January	3,805	105	3,550	110	3,172	107
Additions	1,048	12	982	17	710	21
Amortisation	(563)	(17)	(450)	(20)	(19)	(18)
Exchange differences	(154)	–	–	–	104	–
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	(270)	–	(275)	–	(410)	–
Dilution of holding in PruHealth	–	–	–	–	(7)	–
DAC at 31 December	3,866	100	3,807	107	3,550	110

* The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Note

All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	31 December 2012 £m	2011 £m	2010 £m
Gross amount	210	200	183
Accumulated amortisation	(110)	(93)	(73)
Net book amount	100	107	110

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2012 £m				2011 £m			
		Other intangibles note (ii)				Other intangibles note (ii)		
	PVIF note (i)	Distribution rights	Software	Total	PVIF note (i)	Distribution rights	Software	Total
At 1 January								
Cost	212	235	163	610	203	136	144	483
Accumulated amortisation	(148)	(36)	(104)	(288)	(133)	(23)	(86)	(242)
	64	199	59	322	70	113	58	241
Additions (including amounts arising on acquisition of subsidiaries)	5	–	31	36	–	96	24	120
Amortisation charge	(5)	(17)	(29)	(51)	(5)	(9)	(21)	(35)
Disposals	–	–	–	–	–	–	(2)	(2)
Exchange differences	–	(5)	(1)	(6)	(1)	(1)	–	(2)
At 31 December	64	177	60	301	64	199	59	322
Comprising:								
Cost	217	230	193	640	200	235	163	598
Accumulated amortisation	(153)	(53)	(133)	(339)	(136)	(36)	(104)	(276)
	64	177	60	301	64	199	59	322

Notes

(i) All of the PVIF balances relate to insurance contracts and is accounted for under UK GAAP as permitted by IFRS 4. Investment contracts have been fully amortised. Amortisation is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of asset management services as those profits emerge.

(ii) Other intangibles comprise distribution and software rights. Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts. Software is amortised over its useful economic life, which generally represents the licence period of the software acquired. Amortisation is charged to the 'acquisition costs and other expenditure' line in the income statement.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 279

H2: Intangible assets attributable to with-profits funds

a Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

2012 Łm 2011 Łm

At 1 January 178 166

Additions in the year – 12

At 31 December 178 178

All the goodwill relates to the UK insurance operations segment.

The venture fund investments consolidated by the Group relates to investments by PAC with-profits fund managed by M&G. The goodwill shown in the table above relates to these venture fund investments. Goodwill is tested for impairment of these investments by comparing the investment’s carrying value including goodwill with its recoverable amount. The recoverable amount of the investments is determined by calculating their fair value less costs to sell. The fair value is determined by using a discounted cash fl ow valuation. The valuations are based on cash flow projections to 2016 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculations is the risk discount rate ranging from 10 per cent to 14 per cent derived by reference to risk-free rates and an equity premium risk. In 2012, no goodwill was deemed to be impaired following the impairment testing carried out.

b Deferred acquisition costs and other intangible assets

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

2012 Łm 2011 Łm

Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund 6 6

Distribution rights attributable to with-profits funds of the Asia insurance operations 70 83

Computer software attributable to with-profits funds of the Asia insurance operations 2 – H:

78 89 Other

Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund

The movement in deferred acquisition costs relating to insurance contracts attributable to the PAC with-profits fund is as follows: information

2012 Łm 2011 Łm on

At 1 January 6 13

Amortisation charge –(7) statement

At 31 December 6 6 of

fi

The above costs relate to non-participating business written by the PAC with-profits sub-fund. nancial

No deferred acquisition costs are established for the participating business.

position

items

Financial

statements

280 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H2: Intangible assets attributable to with-profits funds continued

Distribution rights attributable to with-profit funds of the Asia insurance operations

Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

	2012 £m	2011 £m
At 1 January		
Gross amount	96	108
Accumulated amortisation	(13)	(11)
	83	97
Amortisation charge	(9)	(5)
Exchange differences	(4)	1
Reclassification	–	(10)
At 31 December	70	83
Comprising:		
Gross amount	92	96
Accumulated amortisation	(22)	(13)
	70	83

H3: Reinsurers' share of insurance contract liabilities

	2012 £m	2011 £m
Insurance contract liabilities	6,079	1,486
Claims outstanding	780	161
	6,859	1,647
Comprising amounts in respect of:		
UK insurance operations[D2(i)]	608	589
US insurance operations[D3(i)]	6,076	907
Asia insurance operations[D4(i)]	175	151
	6,859	1,647

The movement on reinsurers' share of insurance contract liabilities is as follows:

	2012 £m	2011 £m
At 1 January	1,486	1,167
Acquisition of REALIC	4,810	–
Other movements in the year	(55)	303
Foreign exchange translation differences	(162)	16
At 31 December	6,079	1,486

Notes on the Group financial statements Prudential plc Annual Report 2012 281

H4: Tax assets and liabilities

Assets

Of the £254 million (2011: £546 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

	2012 £m	2011 £m
Unrealised losses on investments	102	297
Balances relating to investment and insurance contracts	1	13
Short-term timing differences	2,097	1,513
Capital allowances	15	15
Unused deferred tax losses	99	438
Total	2,314	2,276

The deferred tax asset at 31 December 2012 and 2011 arises in the following parts of the Group:

	2012 £m	2011 £m
UK insurance operations:		
SAIF	1	1
PAC with-profits fund (including PAL)	113	78
Other	69	153
US insurance operations	1,889	1,392
Asia insurance operations	83	114
Other operations	159	538
Total	2,314	2,276

The increase in the deferred tax asset primarily relates to additional short-term timing differences on US insurance reserves following the REALIC acquisition partially offset by the utilisation of tax losses across the Group.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2012 results and financial position at 31 December 2012 the possible tax benefit of approximately £158 million (31 December 2011: £158 million), which may arise from capital losses valued at approximately £0.8 billion (31 December 2011: £0.7 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £122 million (31 December 2011: £147 million), which may arise from trading tax losses and other potential temporary differences totalling £0.5 billion (31 December 2011: £0.6 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £105 million will expire within the next seven years. The remaining losses have no expiry date. Until the end of 2012, for the Group's UK life insurance companies, shareholders' profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders' profits will be calculated using accounting profit or loss as a starting point. As the 2012 Finance Act had been enacted at the balance sheet date, the effects of these changes are reflected in the financial statements for the year ended 31 December 2012 but with no material impact on the Group's net assets.

H: Other information on statement of financial position items
Financial statements

282 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H4: Tax assets and liabilities continued

The two tables that follow provide a breakdown of the recognised deferred tax assets set out above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

Short-term timing differences	2012 £m	Expected period of recoverability
Asia	42	1 to 3 years
JNL	1,800	With run-off of in-force book
UK long-term business	151	1 to 10 years
Other	104	1 to 10 years
Total	2,097	

Unused tax losses	2012 £m	Expected period of recoverability
Asia	36	3 to 5 years
UK long-term business	18	1 to 3 years
Other	45	1 to 3 years
Total	99	

Liabilities

The current tax liability decreased to £445 million (2011: £930 million) reflecting the settlement of prior year balances in the UK and Asia following the agreement of tax positions.

Deferred tax liability

	2012 £m	2011* £m	2010* £m
Unrealised gains on investments	1,814	1,566	1,678
Balances relating to investment and insurance contracts	432	667	801
Short-term timing differences	1,715	1,687	1,477
Capital allowances	9	9	12
Total	3,970	3,929	3,968

* The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

The UK government's tax rate change to 23 per cent (from the 24 per cent effective from 1 April 2012) has had the effect of reducing the UK with-profits and shareholder-backed business element of the net deferred tax balances as at 31 December 2012 by £52 million. The tax change to 23 per cent is effective from 1 April 2013 but has been enacted at 31 December 2012.

The subsequent proposed phased rate changes to 21 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 31 December 2012 by £52 million.

Notes on the Group financial statements Prudential plc Annual Report 2012 283

H5: Accrued investment income and other debtors

	2012 £m	2011 £m
Accrued investment income		
Interest receivable	2,015	1,919
Other	783	791
Total	2,798	2,710
Other debtors		
Amounts due from:		
Policyholders	271	227
Intermediaries	27	27
Reinsurers	23	11
Other	1,040	722
Total	1,361	987
Total accrued investment income and other debtors	4,159	3,697

Of the £4,159 million (2011: £3,697 million) of accrued investment income and other debtors, £538 million (2011: £162 million) is expected to be settled after one year or more.

H6: Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2012 £m			2011 £m		
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total
At 1 January						
Cost	262	915	1,177	197	764	961
Accumulated depreciation	(29)	(400)	(429)	(24)	(383)	(407)
Net book amount	233	515	748	173	381	554
Year ended 31 December						
Opening net book amount	233	515	748	173	381	554
Exchange differences	(9)	(8)	(17)	(2)	(7)	(9)
Depreciation charge	(10)	(80)	(90)	(5)	(69)	(74)
Additions	4	135	139	5	119	124
Arising on acquisitions of subsidiaries	–	(1)	(1)	69	99	168
Disposals and transfers	(2)	(12)	(14)	(7)	(8)	(15)
Closing net book amount	216	549	765	233	515	748
At 31 December						
Cost	255	999	1,254	262	915	1,177
Accumulated depreciation	(39)	(450)	(489)	(29)	(400)	(429)
Net book amount	216	549	765	233	515	748

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £135 million (2011: £124 million) arose as follows: £80 million in UK, £24 million in US and £20 million in Asia in insurance operations with the remaining balance of £11 million arising from asset management operations and unallocated corporate expenditure (2011: £69 million in UK, £20 million in US, £21 million in Asia insurance operations and £14 million in other).

H: Other information on statement of financial position items
Financial statements

284 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H7: Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2012 £m	2011 £m
At 1 January	10,757	11,247
Additions:		
Resulting from acquisitions	1,025	393
Resulting from expenditure capitalised	118	45
Disposals	(695)	(1,439)
Net (loss) gain from fair value adjustments	(175)	522
Net foreign exchange differences	(53)	(41)
Transfers (to)/from held for sale assets	(97)	25
Transfers from owner occupied properties	–	5
At 31 December	10,880	10,757

The income statement includes the following items in respect of investment properties:

	2012 £m	2011 £m
Rental income from investment properties	559	606
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties that generated rental income during the year	64	128

Further information on the investment property held by the UK insurance operations further information is included in note D2(a).

Investment properties of £3,845 million (2011: £3,439 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below:

	2012 £m	2011 £m
Future minimum lease payments at 31 December	988	1,071
Future finance charges on finance leases	(877)	(944)
Present value of minimum lease payments	111	127
Future minimum lease payments are due as follows:		
Less than 1 year	6	7
1 to 5 years	23	26
Over 5 years	959	1,038
Total	988	1,071
The present values of these minimum lease payments are:		
Less than 1 year	6	6
1 to 5 years	19	23
Over 5 years	86	98
Total	111	127

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognised as income or expense in 2012 and 2011.

The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group's freehold investment properties are receivable in the following periods:

	2012 £m	2011 £m
Less than 1 year	451	430
1 to 5 years	1,541	1,407
Over 5 years	3,785	3,304
Total	5,777	5,141

The total minimum future rentals to be received on non-cancellable sub-leases for the Group's investment properties held under finance leases at 31 December 2012 are £2,439 million (2011: £2,553 million).

Notes on the Group financial statements Prudential plc Annual Report 2012 285

H8: Investments in associates and joint ventures

Investments in associates

The Group had two associates at 31 December 2012 (31 December 2011: one) that were accounted for under the equity method. The Group's associates at 31 December 2012 are a 25 per cent interest in PruHealth Holdings Limited and a 49.99 per cent interest in PPM South Africa, following the dilution of the Group's holding in the period (see note I2). The Group's share of the profit during the year was a profit of £8 million (full year 2011: a loss of £3 million). The total carrying value of these associates are £113 million (2011: £70 million). This is reflected in the Group's profit after tax attributable to equity holders during the year.

Associates accounted for using the equity method

A summary of the movements in investments in associates accounted for using the equity method in 2012 and 2011 is set out below:

	Share of share capital and share premium £m	Share of retained earnings £m	Share of net assets £m	Goodwill £m	Total carrying value £m
Balance at 31 December 2010	101	(31)	70	1	71
Capital injection	4	–	4	–	4
Disposals	(1)	–	(1)	–	(1)
Goodwill write off	–	–	–	(1)	(1)
Share of loss for the year after tax	–	(3)	(3)	–	(3)
Balance at 31 December 2011	104	(34)	70	–	70
Transfer of PPMSA as an associate[note]	–	39	39	–	39
Exchange translation and other movements	–	(6)	(6)	–	(6)
Share of profit for the year after tax	–	10	10	–	10
Balance at 31 December 2012	104	9	113	–	113

There have been no changes recognised in the other comprehensive income of associates that would also be recognised in the other comprehensive income by the Group.

The Group's share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at 31 December 2012 and 2011 is as follows:

	2012 £m	2011 £m
Financial position		
Total assets (excluding goodwill)	162	109
Total liabilities	(49)	(39)
Net assets	113	70
Results of operations		
Revenue	96	81
Profit (loss) in the year	10	(3)

There are several minor service agreements in place between the associates and the Group. During 2012, the aggregate amount of the transactions was £42 million (2011: £33 million) and the balance due to the Group as at 31 December 2012 was £73.2 million (2011: £74.2 million).

Associates and joint ventures carried at fair value through profit and loss

In addition to the above the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investments in open-ended investment companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at 31 December 2012 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £0.8 billion (2011: £4.8 billion) at 31 December 2012.

The aggregate assets of these associates are approximately £2.2 billion (2011: £3.4 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £0.8 billion (2011: £1.1 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.1 billion (2011: £0.3 billion) and net profit in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.1 billion (2011: profit of £0.2 billion).

H: Other information on statement of financial position items Financial statements

286 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H8: Investments in associates and joint ventures continued

Investments in joint ventures

The Group owns a number of joint ventures. Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise following interests:

Investment	% held	Principal activity	Country
CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC-Prudential Fund Management Company Limited	49	Asset management	China
ICICI Prudential Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI-Prudential Asset Management Limited	36	Asset management	China (Hong Kong)
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

The investments noted in the table above have the same accounting year end as the Group, except for ICICI Prudential Life Insurance Company Limited and ICICI Prudential Asset Management Company Limited. Although these investments have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information covers the same period as that of the Group.

Joint ventures contributed £98 million (31 December 2011: £54 million) to profit after tax attributable to equity holders during the period. The year-on-year movement in these contributions reflect the growth in their operating profit based on longer-term investment returns and the increase in short-term fluctuations in investment returns by these joint ventures.

Further, in June 2012, the PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, entered into a joint venture to acquire control of Veolia Water RegCo (now renamed Affinity Water), the UK regulated water business of Veolia Environnement S.A. This joint venture investment is carried at fair value through profit and loss in the Group's financial statements, as allowed under IAS 28. The results of this operation are reflected in the movement in the unallocated surplus of the PAC with-profits fund and therefore do not affect shareholders' results.

The summarised financial data for the Group's share of investments in joint ventures is as follows:

	2012 £m	2011 £m
Financial position		
Current assets	442	706
Non-current assets	3,504	2,757
Total assets	3,946	3,463
Current liabilities	(375)	(301)
Non-current liabilities	(3,220)	(2,799)
Total liabilities	(3,595)	(3,100)
Net equity	351	363

	2012 £m	2011 £m
Results of operations		
Revenue	1,040	1,056
Expenses	(942)	(1,002)
Net profit	98	54

The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interest in the joint ventures.

Notes on the Group financial statements Prudential plc Annual Report 2012 287

H: Other information on statement of financial position items Financial statements

H9: Properties held for sale

Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end. At 31 December 2012 the value of assets held for sale was £98 million (2011: £3 million).

Gains on disposal of held for sale assets are recorded in 'investment return' within the income statement.

H10: Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Cash and cash equivalents included in the cash flow statement comprise the following statement of financial position amounts:

	2012 £m	2011 £m
Cash	4,884	6,338
Cash equivalents	1,500	919
Total cash and cash equivalents	6,384	7,257

Cash and cash equivalents held centrally are considered to be available for general use by the Group. These funds amount to £482 million and £309 million at 31 December 2012 and 2011, respectively. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

H11: Shareholders' equity: share capital, share premium and reserves

A summary of the ordinary shares in issue is set out below:

Share capital and share premium

	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:			
At 1 January 2011	2,545,594,506	127	1,856
Shares issued under share option schemes	2,444,824	–	17
At 31 December 2011	2,548,039,330	127	1,873
Shares issued under share option schemes	9,203,022	1	16
At 31 December 2012	2,557,242,352	128	1,889

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2012, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range from	Share price range to	Exercisable by year
31 December 2012	9,396,810	288p	629p	2018
31 December 2011	13,329,709	288p	572p	2017

288 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H11: Shareholders' equity: share capital, share premium and reserves continued

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

The cost of own shares of £97 million as at 31 December 2012 (2011: £109 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2012, 8.0 million (2011: 8.1 million) Prudential plc shares with a market value of £69 million (2011: £52 million) were held in such trusts. Of this total, 8.0 million (2011: 8.0 million) shares were held in trusts under employee incentive plans.

In 2012, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased (in millions)*	Cost £m
2012	9.4	76.1
2011	8.2	54.7

* The maximum number of shares held in 2012 was 8.0 million which was in December 2012.

Of the total shares held in trust no shares were held by a qualifying employee share ownership trust (2011: 0.1 million).

The shares purchased each month are as follows:

	2012 share price				2011 share price			
	Number of shares	Low £	High £	Cost £	Number of shares	Low £	High £	Cost £
January	15,573	6.40	6.40	99,589	12,723	6.83	6.83	86,834
February	12,678	7.33	7.33	92,930	11,688	7.13	7.13	83,376
March	4,022,002	7.10	8.03	32,058,297	2,106,702	7.04	7.14	15,253,240
April	368,901	7.27	7.67	2,712,460	263,361	7.40	7.49	1,960,300
May	939,541	6.80	7.26	6,407,556	174,614	7.46	7.53	1,307,410
June	482,377	6.61	6.84	3,208,338	1,418,209	7.07	7.18	10,141,069
July	15,047	7.26	7.26	109,166	98,334	6.89	7.34	683,084
August	28,488	7.88	8.12	228,176	1,520,620	5.77	6.32	9,051,804
September	712,649	8.16	8.25	5,829,154	19,273	5.85	6.00	115,022
October	12,549	8.39	8.39	105,329	15,385	6.07	6.07	93,310
November	492,993	8.55	9.15	4,502,129	110,951	6.15	6.33	692,501
December	2,277,012	8.86	9.27	20,706,597	2,456,692	6.07	6.55	15,226,106
Total	9,379,810			76,059,721	8,208,552			54,694,056

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2012 was 4.5 million (2011: 8.6 million) and the cost of acquiring these shares of £27 million (2011: £52 million) is included in the cost of own shares. The market value of these shares as at 31 December 2012 was £39 million (2011: £54 million).

During 2012, these funds made net disposals of 4,143,340 Prudential shares (2011: net disposals of 1,171,635) for a net decrease of £25.1 million to book cost (2011: net increase of £4.8 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2012 or 2011.

Reserves

The translation reserve of £66 million (2011: £282 million) represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at 1 January 2004, the date of transition to IFRS.

The available-for-sale reserve represents gains or losses arising from changes in the fair value of available-for-sale securities of Jackson, net of the related change in amortisation of deferred income and acquisition costs and of the related tax.

Notes on the Group financial statements Prudential plc Annual Report 2012 289

H12: Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities £m	Unallocated surplus of with-profits funds £m
At 1 January 2011	171,291	10,253
Income and expense included in the income statement	8,748	(1,025)
Foreign exchange translation differences	324	(13)
At 1 January 2012	180,363	9,215
Income and expense included in the income statement	32,760	1,381
Foreign exchange translation differences	(4,539)	(7)
At 31 December 2012	208,584	10,589

Notes B5, D2b, D3b and D4b provide further analysis of the movement in the year of the Group's policyholder liabilities and unallocated surplus of the with-profits funds.

H13: Borrowings

Core structural borrowings of shareholder-financed operations

	2012 £m				2011 £m
	Innovative Tier 1*	Lower Tier 2*	Senior†	Total	Total
Central operations					
Subordinated debt:					
€20m Medium Term Subordinated Notes 2023[note (i)]		16		16	17
£435m 6.125% Subordinated Notes 2031		429		429	428
£400m 11.375% Subordinated Notes 2039		386		386	384
US$1,000m 6.5% Perpetual Subordinated Capital Securities	615			615	644
US$250m 6.75% Perpetual Subordinated Capital Securities[note (ii)]	154			154	161
US$300m 6.5% Perpetual Subordinated Capital Securities[note (ii)]	185			185	193
US$750m 11.75% Perpetual Subordinated Capital Securities	458			458	477
US$550m 7.75% Perpetual Subordinated Capital Securities[note (ii)]	334			334	348
	1,746	831	–	2,577	2,652
Senior debt:					
£300m 6.875% Bonds 2023			300	300	300
£250m 5.875% Bonds 2029			249	249	249
	–	–	549	549	549
Total central operations	1,746	831	549	3,126	3,201
£275m bank loan[note (iii)]			275	275	250
US$250m 8.15% Surplus Notes 2027[note (iv)]		153		153	160
Total[notes (v),(vi)]	1,746	984	824	3,554	3,611

* These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook. In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and were used to finance the repayments of the €500 million Tier 2 subordinated debt in December 2011.

The Group has designated US$2.85 billion (2011: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

† The senior debt ranks above subordinated debt in the event of liquidation.

H: Other information on statement of financial position items Financial statements

290 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H13: Borrowings continued

Notes

(i) The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

(ii) The US$250 million 6.75 per cent borrowings, the US$300 million 6.5 per cent borrowings and the US$550 million 7.75 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(iii) The PruCap bank loan was increased from £250 million to £275 million on 20 December 2012. The loan has been made in two tranches: a £160 million loan maturing in June 2014, currently drawn at a cost of 12 month £LIBOR plus 0.6 per cent and a £115 million loan maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.79 per cent.

(iv) The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(v) Maturity analysis

The following table sets out the contractual maturity analysis of the Group's core structural borrowings:

	2012 £m	2011 £m
Less than 1 year	115	115
1 to 2 years	160	–
2 to 3 years	–	135
3 to 4 years	–	–
4 to 5 years	–	–
Over 5 years	3,279	3,361
Total	3,554	3,611

(vi) Management analyses the net core structural borrowings position as follows:

	2012 £m	2011 £m
Total core structural borrowings (as above)	3,554	3,611
Less: Holding company cash and short-term investments (recorded within the consolidated statement of financial position)	(1,380)	(1,200)
Net core structural borrowings of shareholder-financed operations	2,174	2,411

(vii) In January 2013, the Company issued core structural borrowings of US$700 million Tier 1 perpetual subordinated capital securities. The proceeds, net of costs, were US$689 million.

Operational borrowings attributable to shareholder-financed operations

	2012 £m	2011 £m
Borrowings in respect of short-term fixed income securities programmes		
Commercial paper	1,535	2,706
Medium-Term Notes 2013 note (iv)	250	250
Medium-Term Notes 2015	299	–
	2,084	2,956
Borrowings of US operations		
Investment subsidiaries (non-recourse) note (i)	19	20
Piedmont and CDO funds (non-recourse) notes (i), (ii)	1	1
	20	21
Other borrowings		
Bank loans and overdrafts	1	13
Obligations under finance leases	1	1
Other borrowings note (iii)	139	349
	141	363
Total	2,245	3,340

Notes

(i) In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(ii) Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

(iii) Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

The Group has chosen to designate as a fair value hedge under IAS 39 certain fixed to floating rate swaps which hedge the fair value exposures to interest rate movements of these borrowings.

In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(iv) In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2012 which will mature in April 2013. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

Notes on the Group financial statements Prudential plc Annual Report 2012 291

(v) Maturity analysis
The following table sets out the contractual maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2012 £m	2011 £m
Less than 1 year	1,920	3,169
1 to 2 years	6	140
2 to 3 years	309	10
3 to 4 years	9	10
4 to 5 years	1	11
Over 5 years	–	–
Total	2,245	3,340

(vi) In January 2013 the Company repaid on maturity, £250 million Medium Term Notes included within borrowings in respect of short-term fixed income securities in the table above.

Borrowings attributable to with-profits operations

	2012 £m	2011 £m
Non-recourse borrowings of consolidated investment funds[note (i)]	823	747
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc[note (ii)]	100	100
Other borrowings (predominantly obligations under finance leases)	110	125
Total[note (iii)]	1,033	972

Notes
(i) In all instances the holders of the debt instruments issued by these funds do not have recourse beyond the assets of those funds.
(ii) The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.
(iii) Maturity analysis
The following table sets out the contractual maturity analysis of the Group's borrowings attributable to with-profits operations:

	2012 £m	2011 £m
Less than 1 year	288	297
1 to 2 years	82	75
2 to 3 years	124	30
3 to 4 years	46	110
4 to 5 years	61	31
Over 5 years	432	429
Total	1,033	972

H14: Provisions and contingencies

Provisions

	2012 £m	2011 £m
Provision in respect of defined benefit pension schemes:[i]		
(Surplus) deficit gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:		
Attributable to PAC with-profits fund	37	41
Attributable to shareholder-financed operations	(1)	23
	36	64
Add back investments in Prudential insurance policies	169	165
Provision after elimination of investments in Prudential insurance policies and matching policyholder liabilities from Group statement of financial position	205	229
Other provisions (see below)	396	300
Total provisions	601	529

H: Other information on statement of financial position items
Financial statements

292 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H14: Provisions and contingencies continued

Analysis of other provisions:

	Note	2012 £m	2011 £m
At 1 January	13	300	282
Charged to income statement:			
Additional provisions		237	144
Unused amounts released		(12)	(29)
Used during the year		(124)	(97)
Exchange differences		(5)	–
At 31 December		396	300
Comprising:			
Legal provisions		20	14
Restructuring provisions		27	23
Other provisions		349	263
Total		396	300

Other provisions

The movement in other provisions is shown in the table below:

	2012 £m			2011 £m		
	Legal provisions note (i)	Restructuring provisions note (ii)	Other provisions note (iii)	Legal provisions note (i)	Restructuring provisions note (ii)	Other provisions note (iii)
At 1 January	14	23	263	20	26	236
Charged to income statement:						
Additional provisions	10	14	213	–	5	139
Unused amounts released	(1)	(4)	(7)	–	(5)	(24)
Used during the year	(2)	(6)	(116)	(6)	(3)	(88)
Exchange differences	(1)	–	(4)	–	–	–
Total at 31 December	20	27	349	14	23	263

Notes

(i) Total legal provisions at 31 December 2012 of £20 million related to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Of the £20 million legal provision as at 31 December 2012, £18 million has been established to cover this potential litigation and is expected to be utilised over the next five years.

(ii) Restructuring provisions primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.

(iii) Other provisions comprise staff benefits provisions of £286 million, provisions for onerous contracts of £61 million and regulatory and other provisions of £2 million. Staff benefits are generally expected to be paid out within the next three years.

The provision balance is expected to be paid out within the next five years.

Contingencies and related obligations

In addition to the legal proceedings relating to Jackson mentioned under the legal provisions section above, the Group is involved in other litigation and regulatory issues.

Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

Pension mis-selling review

The pensions review by the UK insurance regulator of past sales of personal pension policies required all UK life insurance companies to review their cases of potential mis-selling and record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by 30 June 2002.

At 31 December 2012 the pension mis-selling provision was £306 million (31 December 2011: £362 million).

The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4. The pension mis-selling provision at 31 December 2012 of £306 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 2.3 per cent (2011: 2.6 per cent).

The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling including administration costs. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 293

The costs associated with the pension mis-selling review have been met from the inherited estate (see below). Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

This review was completed on 30 June 2002. The assurance will continue to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, retail prices index or salary related increases and Department for Work and Pensions rebate business). The assurance has not applied to new business since

1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies and this is expected to continue for the foreseeable future. Hence removal of the assurance for new business has had no impact on policyholder returns.

Guaranteed annuities

Prudential Assurance used to sell guaranteed annuity products in the UK and at 31 December 2012 held a provision of Ł47 million

(2011: Ł90 million) within the main with-profits fund within policyholder liabilities to honour guarantees on these products. The

Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2012 a provision of Ł371 million

(2011: Ł370 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of the PAC long-term fund

The assets of the with-profits sub-fund (WPSF) within the long-term insurance fund of The Prudential Assurance Company Limited H:

(PAC) comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders’ accumulated asset Other shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate, as working capital, enables PAC to support with-profits business by providing the benefits associated with information smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of certain significant events or fundamental changes in its long-term business on without affecting the bonus and investment policies. The size of the inherited estate fiuctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events. statement

Support for long-term business funds by shareholders’ funds of

As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds fi are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to nancial be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets position within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds items to provide financial support.

In 1997, the business of Scottish Amicable Life Assurance Society (SALAS), a mutual society, was transferred to PAC. In effecting the transfer, a separate sub-fund, Scottish Amicable Insurance Fund (SAIF), was established within PAC’s long-term business fund.

This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or Financial will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is attributable to the policyholders of the fund. Shareholders have no interest in the profits of SAIF but are entitled to the asset statements management fees paid on this business.

SAIF with-profits policies contain minimum levels of guaranteed benefit to policyholders. In addition, as mentioned earlier in this note, certain pensions products have guaranteed annuity rates at retirement. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance. The directors believe that the probability of either the PAC long-term fund or the Group’s shareholders’ funds having to contribute to SAIF is remote.

294 Financial statements Prudential plc Annual Report 2012

H: Other information on statement of financial position items continued

H14: Provisions and contingencies continued

Unclaimed property provision

Jackson has received regulatory enquiries on an industry-wide matter relating to claims settlement practices and compliance with unclaimed property laws. Concurrently, some regulators and state legislatures have required and others are considering proposals that would require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. Additionally, numerous states are contracting with independent firms to perform specific unclaimed property audits or targeted market conduct examinations covering claims settlement practices and procedures for escheating unclaimed property. One such firm has been contracted by treasury departments of 26 states to perform an examination of the Jackson's practices for handling unclaimed property. Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds deemed abandoned under state laws, administrative penalties and changes in the Jackson's procedures for the identification of unreported claims and handling of escheatable property.

In 2011, Jackson initiated a project to compare its entire policy master file to vendors' databases of known deaths and accrued a £16 million provision for potential claims at 31 December 2011. In 2012, Jackson recognised a charge of £18 million, net of policy reserves released upon death, as a result of the project. At 31 December 2012, based on its current analysis, Jackson has accrued £17 million for estimated remaining claims that have not yet been positively identified.

Guarantees and commitments

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities, to be £31 million at 31 December 2012 (2011: £17 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

At 31 December 2012, Jackson has unfunded commitments of £325 million (2011: £341 million) related to its investments in limited partnerships and of £86 million (2011: £77 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

Jackson owns debt instruments issued by securitisation trusts managed by PPM America. At 31 December 2012, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of £31 million (2011: £71 million), if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the Company does not consider that the amounts involved are significant.

H15: Other liabilities

	2012 £m	2011 £m
Creditors arising from direct insurance and reinsurance operations	1,134	970
Interest payable	62	67
Other items*	2,258	212
Total	3,454	1,249

* Of the £2,258 million other items as at 31 December 2012, £2,021 million related to liabilities for funds withheld under reinsurance arrangement of the Group's US operations from the purchase of REALIC, as discussed in note I1.

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 295

I: Other notes

I1: Acquisition of subsidiaries

a Acquisition of Reassure America Life Insurance Company (REALIC)

On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson National Life Insurance Company (JNLI)

completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. (SRLC), and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). The purchase consideration which remains subject to final agreement under the terms of the transaction with Swiss Re, is Ł370 million (US$587 million). The acquisition increases the scale of the

Group’s life business in the US, helping Jackson to diversify earnings by increasing the amount of income from underwriting activities thereby enhancing the quality of earnings in a capital efficient manner. Immediately prior to the acquisition, SRLC entered into a reinsurance arrangement with Swiss Re, the former ultimate parent company facilitating Swiss Re to retain a portion of the REALIC business. As collateral for this reinsurance arrangement, REALIC holds Ł2.1 billion of policy loans, bonds and short-term investments,

which are offset by a funds withheld liability.

REALIC was a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not write new business.

The purchase consideration paid is equivalent to the fair value of the identifiable acquired assets and liabilities assumed and accordingly no goodwill is recognised under IFRS on the date of completion of the acquisition.

In addition to the purchase consideration, the Group incurred Ł9 million of acquisition related costs that have been recognised as an expense during the year, in the consolidated income statement.

The provisional fair value of the acquired assets and liabilities are shown in the table below.

Fair value

recognised at

acquisition

date

Łm

Identifiable assets

Intangible assets attributable to shareholders:

Acquired value of in-force business 5

Other non-investment and non-cash assets:

Reinsurers’ share of insurance contract liabilities 5,444

Deferred tax 390

Current tax recoverable 44

Accrued investment income 58

Other debtors 38

Investments of long-term business and other operations:

Loans 2,204

Equity securities and portfolio holdings in unit trusts 69

Debt securities 7,177

Cash and cash equivalents 147

I:

Total identifiable assets 15,576 Other

Identifiable liabilities notes

Policyholder liabilities:

Insurance contract liabilities 12,912

Other non-insurance liabilities 2,294 Financial

Total identifiable liabilities 15,206

Net identifiable assets acquired and liabilities assumed 370 statements

Purchase consideration 370

296 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I1: Acquisition of subsidiaries continued

At the date the financial statement were approved, the fair value of the identifiable acquired assets and liabilities and the consideration were subject to finalisation. In accordance with accounting guidance for business combinations, the Company will continue to review the balance sheet and record required adjustments, for up to a 12 month period following the acquisition close date, in order to reflect updated information on certain accruals, related expenses, or other potential valuation adjustments, if further information becomes available about facts and circumstances that existed as of the acquisition date. Any measurement period adjustments determined to be material will be applied retrospectively to the acquisition date in the Company's consolidated financial statements and depending on the nature of the adjustment, the Company's results subsequent to the acquisition period could be affected.

Reserves were initially valued consistent with existing IFRS guidance. Accordingly, as for the Group's measurement of Jackson's insurance assets and liabilities, under IFRS 4, a 'grandfathered' US GAAP basis has been applied. For instance the traditional products were valued using standard modeling techniques with assumptions updated to match current interest rate environment or be consistent with Jackson's assumptions where appropriate. Base reserves on interest sensitive products were set equal to the account value and the reserves accounted for under FASB ASC Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) were adjusted to reflect Jackson's assumptions where appropriate. In addition, provision has been made for the effects of fair valuing the acquired policyholder liabilities and value of in force business in accordance with IFRS 3.

Included within the identifiable assets as shown above are loans and other debtors acquired with fair values of £2,204 million and £38 million, respectively. These values represent the gross contractual amounts all of which are expected to be collected. The majority of the loans of £2,204 million were held to back liabilities for funds withheld under reinsurance arrangements as described above.

The consolidated statement of cash flows contains a £224 million net cash outflow in respect of this acquisition representing cash consideration of £371 million (based on the preliminary purchase price of £417 million with a deferred consideration of £46 million) less cash and cash equivalents acquired of £147 million.

Impact of acquisition on the results of the Group

	Actual £m	Estimated £m
	Post acquisition period from 4 Sept to 31 Dec 2012	Full Year 2012 note (i)
Revenue	184	695
Operating profit based on longer-term investment returns	67	
Short-term fluctuations in investment returns	13	
Amortisation of acquisition accounting on the purchase of REALIC[note (ii)]	(19)	
Profit before tax	61	123

Notes

(i) Estimation of the REALIC business' contribution to the Group's consolidated revenue and profit before tax for the year if the acquisition had occurred on 1 January 2012. In determining these amounts, it has been assumed that the fair value adjustments which arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2012.

(ii) The profit of £61 million for the period has been determined after a charge of £(19) million for amortisation of acquisition accounting adjustments. This charge reflects the net effect of:
- (a) The difference between the yield on the acquired debt securities (excluding those held to back funds withheld for reinsurance contracts) determined by reference to their market value at acquisition as required by the IFRS 3 purchase GAAP purposes and the book yield on a historic GAAP basis;
- (b) Amortisation of the fair value adjustments on policyholder liabilities; and
- (c) Amortisation of the acquired value of in-force business.

This charge has been shown separately within Group's supplementary analysis of profit, as explained in note B1.

b Acquisition of Thanachart Life Assurance Company Limited

On 5 November 2012, Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand) entered into an agreement to acquire 100 per cent of Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank Public Company limited (Thanachart Bank). The consideration for Thanachart Life is THB 17.5 billion (£352 million at the year end exchange rate) settled in cash on completion, with a further payment of THB 0.5 billion (£10 million) payable 12 months after completion, subject to a post-completion adjustment to reflect the net asset value as at the completion date. The transaction is subject to regulatory approval and is expected to close in the first half of 2013. Upon completion of the transaction, Thanachart Life will become a wholly-owned subsidiary of Prudential Thailand.

As part of the deal, Prudential Thailand and Thanachart Bank have entered into an agreement to establish an exclusive 15-year partnership to develop jointly their bancassurance business in Thailand. This transaction builds on Prudential's strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group's multichannel distribution strategy.

Notes on the Group financial statements Prudential plc Annual Report 2012 297

c PAC with-profits funds acquisitions

2012:

The PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, has made an acquisition of a joint venture, see note H8. There were no acquisitions of subsidiaries made during the year.

2011:

The PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, made acquisitions during the period.

These were acquisitions for a 100 per cent interest of Earth & Wind Energias Renovables SL, a company which invests in solar panel parks, in March 2011 and a 100 per cent interest of Alticom Holdings BV, a company investing in telecommunication towers, in June

2011. The Earth & Wind portfolio of solar panel parks was further expanded with the acquisition of a 100 per cent interest in

Promociones Fotovoltaicas Betula SL, Promociones Fotovoltaicas Castanea SL, Promociones Fotovoltaicas Corylus SL and

Promociones Fotovoltaicas Fagus SL in July 2011 and a 50 per cent controlling interest in Sarinena Solar SL in October 2011.

As these transactions are within the with-profits fund, they have no impact on shareholders’ profit or equity for the year ended

31 December 2011. The impact on the Group’s consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2011, the revenue and profit of the Group for the year ended 31 December 2011 would not have been materially different.

A summary of the consideration, goodwill and net assets acquired relating to these four acquisitions is provided in the table below:

2011

Total

Łm

Cash consideration paid 67

Net assets acquired:

Property, plant and equipment 190

Other non-investment and non-cash assets 16

Cash and cash equivalents 14

Borrowings attributable to with-profits funds(114)

Derivative liabilities(2)

Other non-insurance liabilities(49)

Fair value of net assets acquired 55

Total goodwill arising on acquisition attributable to the with-profits fund 12

I2: Changes to Group’s holdings

PPM South Africa

On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of

PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder,

for cash. Following these transactions M&G’s majority holding in the business reduced from 75 per cent to 49.99 per cent. Under IFRS

I:

requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 49.99 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS Other application, the transactions gave rise to a gain on dilution of Ł42 million. This amount is shown separately and in the Group’s 2012 supplementary analysis of profit excluded from the Group’s IFRS operating profit based on longer-term investment returns. The net notes cash outflow arising from this change to the Group’s holdings, as shown in the consolidated statement of cash flows, of Ł23 million,

comprised the net effect of cash and cash equivalents no longer consolidated and the cash proceeds received.

Financial statements

298 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I3: Staff and pension plans

a Staff and employment costs

The average number of staff employed by the Group during the year was:

	2012	2011
Business operations:		
Asia operations	18,584	17,001
US operations	4,000	3,785
UK operations	5,035	4,628
Total	**27,619**	25,414

The costs of employment were:

	2012 £m	2011 £m	2010 £m
Business operations:			
Wages and salaries	1,204	1,101	1,052
Social security costs	85	75	69
Other pension costs:			
Defined benefit schemes*:			
Defined benefit schemes – PSPS†	17	22	27
Defined benefit schemes – Other schemes*	21	(34)	31
Defined contribution schemes:			
Defined contribution schemes – Domestic	12	12	11
Defined contribution schemes – Overseas	35	29	26
Pension actuarial and other (gains) losses charged to income statement*	(145)	(37)	26
	(60)	(8)	121
Total	**1,229**	1,168	1,242

* The derivation of these amounts is shown in note (b)(i)4(i).

† Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of Prudential Staff Pension Scheme (PSPS) as described in note (b)(i)1 below, the other pension costs for PSPS represents the cash cost of contributions for ongoing service of active members and the unwind of discount on the opening provision for deficit funding for PSPS.

b Pension plans

i Defined benefit plans

1 Summary

The Group asset (liability) in respect of defined benefit pension schemes is as follows:

	2012 £m			2011 £m
	PSPS	Other schemes	Total	Total
Underlying economic surplus note 4(i)	1,174	(36)	1,138	1,543
Less: unrecognised surplus and adjustment for obligation under IFRIC 14 for deficit funding (2011 only) note 4(i)	(1,010)	–	(1,010)	(1,607)
Economic surplus (deficit) (including investment in Prudential insurance policies) note 4(i)	164	(36)	128	(64)
Attributable to:				
PAC with-profits fund	115	(37)	78	(41)
Shareholder-backed operations	49	1	50	(23)
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	–	(169)	(169)	(165)
IAS 19 pension asset (liability) on the Group statement of financial position*	164	(205)	(41)	(229)

* At 31 December 2012, the PSPS pension asset of £164 million and the other schemes' pension liabilities of £205 million were included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position. The comparative liabilities of £229 million as at 31 December 2011 were included within 'Provisions'.

Notes on the Group financial statements Prudential plc Annual Report 2012 299

The Group’s businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS), which PSPS accounts for

86 per cent (2011: 86 per cent) of the underlying scheme liabilities of the Group defined benefit schemes.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G.

For all three schemes, the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan with a negligible deficit.

Triennial actuarial valuations

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The last completed actuarial valuation of PSPS was as at 5 April 2011 by CG Singer, Fellow of the Institute of Actuaries, of

Towers Watson Limited. This valuation was finalised in the first half of 2012 and demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme’s funding objective. As a result of this valuation, future contributions into the scheme have been reduced to the minimum level of contributions required under the scheme rules effective from July 2012.

Excluding expenses, the contributions fell to approximately Ł6 million per annum from the Ł50 million per annum paid previously. The new contributions are only for ongoing service of current employees that are active members of the scheme. No deficit type funding is required. Deficit funding for PSPS, where applicable, as applied in 2011, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. In 2012, total contributions paid in the year including expenses were Ł36 million (2011: Ł54 million).

The market value of PSPS scheme assets as at the 5 April 2011 valuation was Ł5,255 million. The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the purposes of the 2011 valuation were as follows:

Rate of increase in salaries Nil

Rate of inflation:

Retail Prices Index (RPI) 3.7

Consumer Prices Index (CPI) 3.0

Rate of increase of pensions in payment for inflation:

Guaranteed (maximum 5%) 3.0

Guaranteed (maximum 2.5%) 2.5

Discretionary Nil

Expected returns on plan assets 4.2

Mortality assumptions:

The tables used for PSPS pensions in payment at 5 April 2011 were:

Base post retirement mortality

I:

For current male (female) pensioners 113% (108%) of the mortality rates of the 2000 series mortality tables (PNMA00/PNFA00),

published by the Continuous Mortality Investigation Bureau (CMI). Other

For male (female) non-pensioners 107% (92%) of the 2000 series rates (PNMA00/PNFA00).

notes

Allowance for future improvements to post retirement mortality

For males (females) 100% (75%) of Medium Cohort subject to a minimum rate of improvement of 2.00% (1.25%) up to the age of 90,

decreasing linearly to zero by age of 120 with a long-term rate of 1.75% pa (1.5% pa) but adjusted as follows:

period improvements are blended between ages 60 to 80 to the long-term improvement rate over a 15 year period (compared Financial with a 20 year period in the core CMI model) and;

cohort improvements are assumed to dissipate over a 30 year period, or by age 90 if earlier (compared with a 40 year period,

or by age 100 if earlier, in the core CMI model). statements

The last completed actuarial valuation of the Scottish Amicable Pension Scheme (SAPS) was as at 31 March 2011 by Jonathan

Seed, Fellow of the Institute and Faculty of Actuaries, of Xafinity Consulting. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees that the existing level of deficit funding of Ł13.1 million per annum continues to be paid into the scheme over the next six years, to eliminate the actuarial deficit.

The last completed actuarial valuation of the M&G pension scheme was as at 31 December 2011 by Paul Belok, Fellow of the

Institute and Faculty of Actuaries, of AON Hewitt Limited. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 83 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of Ł18.6 million per annum for the first two years and Ł9.3 million in the third year. This compares to the Ł10.5 million of deficit funding paid by the Group in 2012.

300 Financial statements Prudential plc Annual Report 2012

300 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I3: Staff and pension plans continued

Summary economic and IAS 19 financial positions

Under the IAS 19 'Employee Benefits' valuation basis, the Group applies IFRIC 14, 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. Accordingly, prior to the finalisation of the 5 April 2011 triennial valuation, the Group had not recognised the underlying surplus of PSPS (31 December 2011: £1,588 million gross of deferred tax) and had recognised an economic liability for deficit funding (31 December 2011: £19 million gross of deferred tax).

The underlying IAS 19 surplus for PSPS at 31 December 2012 was £1,174 million. The finalisation of the 5 April 2011 triennial valuation was accompanied by an agreement with the Trustees that additional deficit type funding would no longer be necessary and furthermore, the level of contributions for ongoing service of current employees was reduced to the minimum level required by the scheme rules. As a consequence, a portion of the surplus, being £164 million, is now recognised as recoverable. The £164 million represents the present value of the economic benefits available from the reductions to future ongoing contributions to the scheme. Accordingly, a net surplus of £164 million gross of deferred tax was recognised at 31 December 2012. Of this amount, £115 million was allocated to the PAC with-profits fund and £49 million was allocated to the shareholders' fund.

The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2012 was £74 million (31 December 2011: deficit of £55 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

The IAS 19 surplus of the M&G pension scheme on an economic basis at 31 December 2012 was £38 million (31 December 2011: surplus of £10 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 31 December 2012, the M&G pension scheme has invested £169 million in Prudential insurance policies (31 December 2011: £165 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&G pension scheme is a deficit of £131 million (31 December 2011: deficit of £155 million).

2 Corporate governance

The rules of the Group's largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee's objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, consideration is given to the nature and duration of the scheme's liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme's Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

The Trustee reviews strategy, the asset mix benchmark and the Investment Managers' objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels.

The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant asset management agreements, the Investment Managers are authorised to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

The Trustee consults the Principal Employer, the Prudential Assurance Company, on these investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, which are both final salary schemes, follow similar principles, but have different target allocations reflecting the particular requirements of the schemes.

Notes on the Group financial statements Prudential plc Annual Report 2012 301

3 Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2012 %	2011 %
Discount rate*	4.4	4.7
Rate of increase in salaries	2.7	2.9
Rate of inflation†		
Retail prices index (RPI)	2.7	2.9
Consumer prices index (CPI)	2.0	1.9
Rate of increase of pensions in payment for inflation:		
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)‡	2.5	2.5
Discretionary‡	2.5	2.5
Expected returns on plan assets	3.1	5.1

* The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.

† The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

‡ The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 2.7 per cent in 2012 (2011: 2.9 per cent).

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance for 2012 and 2011 is in line with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 31 December 2012 and 2011 were:

Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2012 years		2011 years	
	Male	Female	Male	Female
Retiring today	28.0	29.1	27.8	29.0
Retiring in 20 years' time	30.6	31.2	30.5	31.1

The mean term of the current PSPS liabilities is around 17 years.

Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SAPS and Aon Hewitt Limited for the M&G scheme, the most recent full valuations have been updated to 31 December 2012, applying the principles prescribed by IAS 19.

4 Group economic and IAS 19 financial position

This section illustrates the financial position of the Group's defined benefit pension schemes on an economic basis and the IAS 19 basis. The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At 31 December 2012, the investments in Prudential insurance policies comprise £123 million (2011: £112 million) for PSPS and £169 million (2011: £165 million) for the M&G scheme.

Separately, the economic financial position also includes the effect of the application of IFRIC 14, 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. For PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognised and a liability to additional funding is established, where relevant (as previously described).

I: Other notes Financial statements

302 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I3: Staff and pension plans continued

(i) Estimated pension scheme deficit – economic basis

Movements on the pension scheme deficit (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2012 £m				
		(Charge) credit to income statement			
	Surplus (deficit) in scheme at 1 January 2012	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in scheme at 31 Dec 2012
All schemes					
Underlying position (without the effect of IFRIC 14)					
Surplus	1,543	(166)	(311)	72	1,138
Less: amount attributable to PAC with-profits fund	(1,083)	105	222	(31)	(787)
Shareholders' share:					
Gross of tax surplus	460	(61)	(89)	41	351
Related tax	(117)	25	20	(9)	(81)
Net of shareholders' tax	343	(36)	(69)	32	270
Effect of IFRIC 14					
Derecognition of surplus and set up of additional funding obligation (1 Jan 2012 only)	(1,607)	136	461	–	(1,010)
Less: amount attributable to PAC with-profits fund	1,124	(93)	(322)	–	709
Shareholders' share:					
Gross of tax deficit	(483)	43	139	–	(301)
Related tax	123	(22)	(32)	–	69
Net of shareholders' tax	(360)	21	107	–	(232)
With the effect of IFRIC 14					
(Deficit) surplus	(64)	(30)	150	72	128
Less: amount attributable to PAC with-profits fund	41	12	(100)	(31)	(78)
Shareholders' share:					
Gross of tax (deficit) surplus	(23)	(18)	50	41	50
Related tax	6	3	(12)	(9)	(12)
Net of shareholders' tax	(17)	(15)	38	32	38

Notes on the Group fi nancial statements Prudential plc Annual Report 2012 303

Underlying investments and liabilities of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plan’s net assets at 31 December comprise the following investments and liabilities:

2012 Łm 2011 Łm

Other Other

PSPS schemes Total PSPS schemes Total

Łm Łm Łm% Łm Łm Łm%

Equities 43 321 364 5 210 273 483 7

Bonds 5,440 418 5,858 81 5,547 407 5,954 83

Properties 290 40 330 5 297 20 317 4

Other assetsnote (i) 627 18 645 9 378 31 409 6

Total value of assets 6,400 797 7,197 100 6,432 731 7,163 100

Note

(i) The PSPS scheme has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to other assets with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2012, the nominal value of the interest and inflation-linked swaps amounted to Ł0.9 billion (2011: Ł0.9 billion) and Ł2.0 billion (2011: Ł2.0 billion) respectively.

(ii) IAS 19 basis financial position as consolidated

The movements in the pension schemes’ surplus and defi cit between scheme assets and liabilities as consolidated in thefinancial statements were:

[Graphic Appears Here]

304 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I3: Staff and pension plans continued

	2011 £m					
	PSPS	Other schemes		Total		Total
	Provision of deficit funding	Plan assets	Present value of benefit obligations	Economic basis net surplus (deficit)	Adjust for investments in Prudential insurance policies	IAS 19 basis net deficit
Net deficit, beginning of year	(47)	653	(826)	(220)	(227)	(447)
Current service cost			(13)	(13)		(13)
Negative past service cost (RPI to CPI inflation measure change)			66	66		66
Other finance income		41	(45)	(4)	(15)	(19)
Cash costs and unwind of discount on opening provision for deficit funding for PSPS	(22)			(22)		(22)
Benefit payments		(15)	15		5	5
Contributions	54	40	(1)	93	(21)	72
Actuarial and other gains and losses	(4)	12	28	36	1	37
Transfer out of investment in Prudential insurance policies					92	92
Net deficit, end of year	(19)	731	(776)	(64)	(165)	(229)

Notes on the Group financial statements Prudential plc Annual Report 2012 305

The IAS 19 basis pensions deficit can be summarised as follows:

	2012		2011		2010		2009		2008	
	£m	%	£m	%	£m	%	£m	%	£m	%
Plan assets (IAS 19 basis before effect of IFRIC 14):										
Equities	202	5	336	5	610	11	917	18	875	17
Bonds	5,728	84	5,826	85	4,095	72	3,587	69	2,619	52
Properties	330	5	317	4	206	4	278	5	290	6
Other assets	645	6	407	6	748	13	442	8	1,273	25
Fair value of plan assets, end of year*	6,905	100	6,886	100	5,659	100	5,224	100	5,057	100
Present value of benefit obligation	(6,059)		(5,620)		(5,438)		(4,951)		(4,493)	
Funded status (wholly or partly funded)	846		1,266		221		273		564	
Present value of unfunded obligations (M&G scheme)†	–		–		(254)		(223)		(180)	
	846		1,266		(33)		50		384	
Effect of the application of IFRIC 14 for pension schemes										
Derecognition of PSPS' surplus	(1,010)		(1,588)		(485)		(513)		(728)	
Set up obligation for deficit funding for PSPS	–		(19)		(47)		(75)		(65)	
Adjustment in respect of investment of PSPS in Prudential policies	123		112		118		101		103	
Deficit recognised in the statement of financial position	(41)		(229)		(447)		(437)		(306)	
Experience adjustments:										
Experience adjustments on scheme liabilities‡	(4)		314		(4)		76		145	
Percentage of scheme liabilities at 31 December	(0.07)%		(5.59)%		(0.07)%		1.47%		3.10%	
Experience adjustments on scheme assets (IAS 19 basis)	(39)		998		287		100		(277)	
Percentage of scheme assets at 31 December	(0.57)%		14.49%		5.07%		1.91%		(5.48)%	

* The IAS 19 basis plan assets at 31 December 2012 of £6,905 million is different from the economic basis plan assets of £7,197 million as show in section 40(i) above due to the exclusion of investment in Prudential insurance policies of £292 million comprising £123 million for PSPS and £169 million for the M&G scheme.

† The M&G pension scheme invests in Prudential insurance policies. On Prudential Group consolidation these assets are eliminated against liabilities in the statement of financial position of UK insurance operations. Up until 2011 all of the M&G scheme assets were invested in this way thus giving rise to an unfunded status on a Prudential Group consolidated basis. At 31 December 2012 and 2011, only £169 million (2011: £165 million) out of the M&G scheme assets of £297 million (2011: £257 million) was invested in Prudential insurance policies, thereby switching its status to a partly funded scheme.

‡ The experience adjustments on scheme liabilities in 2011 of £314 million related mainly to the 'true-up' reflecting improvements in data consequent upon the ongoing 2011 triennial valuations of PSPS and the Scottish Amicable pension scheme. The experience adjustments on scheme liabilities in 2008 of a gain of £145 million related mainly to the 'true up' reflecting improvements in data consequent upon the 2008 triennial valuation of PSPS.

I: Other notes Financial statements

306 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I3: Staff and pension plans continued

The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown above.

	2012 %	2011 %
Long-term expected rate of return:		
Equity	6.8	8.2
Bonds	3.0	4.6
Properties	5.6	6.9
Other assets	2.0	4.8
Weighted average long-term expected rate of return	3.1	5.1

The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the statement of financial position date.

The actual return on scheme assets was a gain of £189 million (gain of 2011: £1,290 million) on an IAS 19 basis.

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

(iii) Credit (charge) to the income statement

The components of the credit (charge) for the net periodic pension cost (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	2012 £m	2011 £m
Pension cost		
Current service cost	(32)	(35)
Past service cost:[note (a)]		
RPI to CPI inflation measure change in 2011	–	282
Exceptional discretionary pension increase for PSPS in 2012	(106)	–
Finance (expense) income:		
Interest cost	(263)	(299)
Expected return on assets – IAS 19 basis	227	283
Add: expected return on investments of scheme assets in Prudential insurance policies	8	25
Expected return on assets – economic basis	235	308
Total (charge) credit without the effect of IFRIC 14	(166)	256
Effect of the application of IFRIC 14	136	(229)
Pension cost – economic basis[note (i) above and note (b)]	(30)	27
Adjustment for investments in Prudential insurance policies[note (d)]	(8)	(15)
Pension cost - IAS 19 basis (as recognised in the income statement and referred to in note I3a)	(38)	12
Actuarial and other gains and losses		
Actual less expected return on assets	(34)	982
Losses on changes of assumptions for plan liabilities	(273)	(414)
Experience (losses) gains on liabilities	(4)	314
Total (charge) credit without the effect of IFRIC 14	(311)	882
Effect of the application of IFRIC 14	461	(846)
Actuarial gains and losses – economic basis[note (i) above and note (c)]	150	36
Adjustment for investments in Prudential insurance policies[note (d)]	(5)	1
Actuarial gains and losses - IAS 19 basis (as recognised in the income statement and referred to in note I3a)	145	37
Net periodic pension cost (included within acquisition and other operating expenditure in the income statement)	107	49

Notes on the Group financial statements Prudential plc Annual Report 2012 307

Notes

(a) Past service cost

- RPI/CPI inflation measure change in 2011

During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from RPI with CPI.

The £282 million credit in 2011 shown above comprised £216 million for PSPS and £66 million for other schemes. As noted earlier, the PSPS scheme surplus was not recognised for accounting purposes due to the application of IFRIC 14. The £66 million for other schemes was allocated as £24 million to PAC with-profits fund and £42 million to shareholders as referred to in note C.

- Exceptional discretionary pension increase for PSPS in 2012

During the first half of 2012, an exceptional discretionary increase to pensions in payment of PSPS was awarded which resulted in a past service cost of £106 million.

As the PSPS scheme surplus is substantially not recognised for accounting purposes, these two items had negligible impact on the Group's results.

(b) Consistent with the derecognition of a substantial portion of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members (2012: £17 million; 2011: £20 million). In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS (2012: £nil; 2011:£2 million).

(c) The net credit (charge) for actuarial and other gains and losses is recorded within the income statement. Within the Group's supplementary analysis of profit, the shareholders' share of actuarial and other gains and losses (ie net of allocation of the share to the PAC with-profits funds) of £50 million as shown in note ii above (2011:£21 million) is excluded from operating profit based on longer-term investment returns as shown in note B1.

The 2012 actuarial and other gains reflects the positive impact of inflation rate movements in the period, offset by lower discount rates as interest rate falls, and partial recognition of actuarial surplus in PSPS described above.

(d) The adjustments for investments in Prudential insurance policies are consolidation adjustments with no net impact to the operating results.

Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2012 amounts to £56 million (2011: £94 million).

5 Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £6,059 million (2011: £5,620 million) comprise £5,226 million (2011: £4,844 million) for PSPS and £833 million (2011: £776 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2012 and 2011 to changes in discount rates, inflation rates and mortality rates.

	Assumption applied					
	2012	2011	Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis	2012	2011
Discount rate	4.4%	4.7%	Decrease by 0.2%	Increase in scheme liabilities by:		
				PSPS	3.3%	3.3%
				Other schemes	4.9%	4.8%
Discount rate	4.4%	4.7%	Increase by 0.2%	Decrease in scheme liabilities by:		
				PSPS	3.1%	3.1%
				Other schemes	4.6%	4.5%
Rate of inflation	RPI: 2.7%	RPI: 2.9%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:		
				PSPS	0.6%	0.6%
	CPI: 2.0%	CPI: 1.9%	CPI: Decrease by 0.2% with consequent reduction in salary increases	Other schemes	4.3%	4.1%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:		
				PSPS	2.6%	2.7%
				Other schemes	2.4%	2.4%

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits.

I: Other notes Financial statements

308 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I3: Staff and pension plans continued

6 Transfer value of PSPS scheme

At 31 December 2012, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a ‘buy-out’ basis including an allowance for expenses. The ‘buyout’ basis refers to a basis that might apply in the circumstance of a transfer to another appropriatefinancial institution. In making this assessment, it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

ii Other pension plans

The Group operates various defined contribution pension schemes including schemes in Jackson and Asia. The cost of the Group’s contributions for continuing operations to these schemes in 2012 was Ł47 million (2011: Ł40 million).

I4: Share-based payments

a Description of the plans

The Group maintains a number of main share award and share option plans relating to Prudential plc shares, which are described below.

(i) Group Performance Share Plan, previously Restricted Share Plan

The Group Performance Share Plan (GPSP) is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential’s Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight-line sliding-scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Beginning in 2010, newly issued shares have been used in settling the awards that vest and are released.

The RSP was, until March 2006, the Group’s long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to shareholder return. Each year participants were granted a conditional option to receive a number of shares. There was a deferment period of three years, at the end of which the award vested to an extent that depended on the performance of the Group’s shares including notional reinvested dividends and on the Group’s underlying fi nancial performance. After vesting, the option may be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees.

(ii) Business Unit Performance Plan

The Business Unit Performance Plan (BUPP) is an incentive plan created to provide a common framework under which awards would be made to senior employees in the UK, Jackson and Asia, including the chief executive officers. Awards under this plan were based on growth in shareholder capital value on the European Embedded Value basis with performance measured over three years. All awards made are settled in shares after vesting. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region, and vesting of the awards between each performance point is on a straight-line sliding-scale basis. Beginning in 2010, newly issued shares will be used in settling the awards that vest and are released. The BUPP awards for the UK business unit are based on the same relative TSR measure applied to GPSP awards. As a result, awards made under the UK BUPP reflect those TSR conditions applied to GPSP awards.

(iii) Savings-related options

The Group maintains four share option schemes satisfied by the issue of new shares: UK-based executive directors and eligible employees are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK savings-related share option scheme. Asia-based executive directors and eligible employees can participate in the equivalent International savings-related share option scheme. Dublin-based employees are eligible to participate in the Prudential International Assurance sharesave plan and Hong Kong-based agents can participate in the non-employee savings-related share option scheme.

The options are normally exercisable during the six month period following either the third orfifth anniversary of the start of the relevant savings contract. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s ordinary share capital at the proposed date of grant.

(iv) Share Incentive Plan

UK-based executive directors and employees are also eligible to participate in the Company’s HMRC-approved Share Incentive Plan (SIP), which allows all UK-based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, purchased on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan withinfive years, the matching shares are forfeit, and if within three years, dividend shares are forfeit.

Notes on the Group financial statements Prudential plc Annual Report 2012 309

(v) Performance-related share awards
Jackson operates a performance-related share award which, subject to the prior approval of the Jackson Remuneration Committee, may grant share awards to eligible Jackson employees in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange.

(vi) Long-term Incentive Plan
The Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP) is an incentive plan created in 2008 for senior employees and chief executive officers. Awards under this plan will vest after three years subject to the employee being in employment at the time of vesting without any performance conditions. Awards are discretionary and on a year-by-year basis determined by Prudential's full year financial results and the employee's contribution to the business. All awards will be in Prudential shares except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.

(vii) Annual Incentive Plan
Certain senior executives have Annual Incentive Plans (AIP) with awards paid in cash up to the target level of their plan. The portion of any award for above-target performance is made in the form of awards of shares deferred for three years, with the release of shares subject to close periods. The shares are held in the employee share trust and shares equivalent to dividends otherwise payable will accumulate for the benefit of award holders during the deferral period up to the release date.

(viii) Other Share awards
In addition, there are other share awards, including the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attaching to these deferred bonus plans, and awards vest in full subject to the individual being employed by Prudential at the end of the vesting period. The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

b Outstanding options and awards

The following table shows movement in options outstanding under the Group's share-based compensation plans at 31 December 2012 and 2011:

	2012		2011	
Options outstanding under SAYE schemes	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £
Beginning of year:	**13.3**	**3.55**	12.8	3.4
Granted	**2.4**	**6.29**	2.1	4.66
Exercised	**(5.7)**	**2.99**	(0.6)	3.98
Forfeited	**(0.2)**	**4.29**	(0.2)	3.17
Cancelled	**(0.2)**	**4.32**	(0.4)	3.56
Lapsed	**(0.2)**	**4.39**	(0.4)	3.94
End of year	**9.4**	**4.54**	13.3	3.55
Options immediately exercisable, end of year	**0.2**	**3.88**	0.4	4.54

The weighted average share price of Prudential plc for the year ended 31 December 2012 was £7.69 compared to £6.86 for the year ended 31 December 2011.

Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at 31 December 2012 and 2011 were as follows:

	2012	2011
Awards outstanding under incentive plans including conditional options	Number of awards millions	Number of awards millions
Beginning of year:	**26.7**	23.9
Granted	**8.8**	10.3
Exercised	**(9.4)**	(4.2)
Forfeited	**(1.4)**	(0.1)
Expired	**(1.0)**	(3.2)
End of year	**23.7**	26.7

I: Other notes
Financial statements

310 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I4: Share-based payments continued

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December 2012.

	Outstanding			Exercisable	
Range of exercise prices	Number Outstanding millions	Weighted average remaining contractual life years	Weighted average exercise prices £	Number exercisable millions	Weighted average exercise prices £
Between £2 and £3	2.8	2.0	2.88	0.1	2.88
Between £4 and £5	4.1	2.3	4.61	0.1	4.24
Between £5 and £6	0.1	0.6	5.60	–	5.67
Between £6 and £7	2.4	3.6	6.29	–	–
	9.4	2.6	4.54	0.2	3.88

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December 2011.

	Outstanding			Exercisable	
Range of exercise prices	Number Outstanding millions	Weighted average remaining contractual life years	Weighted average exercise prices £	Number exercisable millions	Weighted average exercise prices £
Between £2 and £3	8.2	1.6	2.88	–	–
Between £3 and £4	–	0.8	3.73	–	3.43
Between £4 and £5	5.0	3.1	4.58	0.3	4.40
Between £5 and £6	0.1	0.9	5.58	0.1	5.53
	13.3	2.2	3.55	0.4	4.54

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

c Fair value of options and awards

The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2012 £			2011 £		
Weighted average fair value			Weighted average fair value		
GPSP	SAYE Options	Awards	GPSP	SAYE Options	Awards
3.91	2.28	6.72	3.88	2.63	6.28

The fair value amounts estimated on the date of grant relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2012		2011	
	GPSP	SAYE Options	GPSP	SAYE Options
Dividend yield (%)	–	3.63	–	3.33
Expected volatility (%)	33.03	34.33	28.90	62.67
Risk-free interest rate (%)	0.31	0.39	1.32	0.89
Expected option life (years)	–	3.24	–	3.48
Weighted average exercise price (£)	–	6.29	–	4.66
Weighted average share price (£)	6.78	8.26	7.32	6.06

Notes on the Group financial statements Prudential plc Annual Report 2012 311

Compensation costs for all share-based compensation plans are determined using the Black-Scholes model, Monte Carlo model or other market consistent valuation methods. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the GPSP and UK BUPP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For the SAYE options, the expected volatility is based on the market implied volatilities for Prudential shares as quoted on Bloomberg. This change (from an estimate based on historic volatility) brings the methodology into line with the approach used to determine the volatility for the GPSP and UK BUPP awards. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different term and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are UK gilt rates with projections for three-year and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over a period of 12 months up to and including the date of grant. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 10 companies is required. For grants in 2012, an average index volatility and correlation of 32 per cent and 76 per cent respectively, were used. For the GPSP, market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

d Share-based payment expense charged to the income statement

Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

	2012 £m	2011 £m
Share-based compensation expense	58	48
Amount accounted for as equity-settled	42	44
Carrying value at 31 December of liabilities arising from share-based payment transactions	24	15
Intrinsic value of above liabilities for which rights had vested at 31 December	16	6

I5: Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration can be broken down in the following table:

	2012 £	2011 £
Salaries and short-term benefits	13,793,000	12,192,000
Post-employment benefits	1,206,000	1,189,000
Share-based payments	11,787,000	9,734,000
	26,786,000	23,115,000

Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

The share-based payments charge is the sum of £7,992,000 (2011: £6,571,000), which is determined in accordance with IFRS 2, 'Share-based payments' (see note I4) and £3,795,000 (2011: £3,163,000) of deferred share awards.

Total key management remuneration includes total directors' emoluments of £18,505,000 (2011: £16,212,000) as shown in the directors' remuneration table and related footnotes in the directors' remuneration report, and additional amounts in respect of pensions and share-based payments. Further information on directors' remuneration is given in the directors' remuneration report.

Financial statements I: Other notes

statements

312 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I6: Fees payable to auditor

2012 Łm 2011 Łm

Fees payable to the Company’s auditor for the audit of the Company’s annual accounts 2.0 2.1

Fees payable to the Company’s auditor and its associates for other services:

Audit of subsidiaries pursuant to legislation 6.5 6.1

Audit-related assurance services 3.2 2.6

Tax compliance services 0.5 0.6

Other assurance services 0.5 0.5

Services relating to corporate finance transactions 0.4 0.5

All other services 1.2 0.3

Total 14.3 12.7

In addition, there were fees incurred of Ł0.1 million (2011: Ł0.1 million) for the audit of pension schemes.

The above audit fees for 2012 and 2011, reflect the new disclosure requirements of SI2011/2198 – The Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011.

The Audit Committee regularly monitors the non-audit services provided to the Group by its auditor and has developed a formal Auditor Independence Policy which sets out the types of services that the auditor may provide, consistent with the guidance in Sir Robert Smith’s report ‘Audit Committees – Combined Code Guidance’ and with the provisions of the US Sarbanes-Oxley Act.

The Audit Committee annually reviews the auditor’s objectivity and independence. More information on these issues is given in the corporate governance report within this Annual Report.

I7: Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

In addition, the Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group’s statement of fi nancial position sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2012 and 2011, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors’ fi nancial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm’s length transactions.

Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in the directors’ remuneration report. Key management remuneration is disclosed in note I5.

Notes on the Group financial statements Prudential plc Annual Report 2012 313

I8: Subsidiary undertakings

i Principal subsidiaries

The principal subsidiary undertakings of the Company at 31 December 2012, all wholly owned were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore

* Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

Details of all Prudential subsidiaries, joint ventures and associates will be annexed to the next Annual Returns of Prudential plc filed with the UK Registrar of Companies.

ii Dividend restrictions and minimum capital requirements

Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealised gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson's statutory surplus for the prior year. In 2013, the maximum amount of dividends that could be paid by the US insurance sub-group, subject to the availability of earned surplus, without prior regulatory approval is US$352 million (£216 million) (in 2012: US$411 million (£264 million)). The Group's subsidiaries in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves.

The Group capital position statement for life assurance businesses is set out in note D5, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of companies determined by reference to the local regulation of the subsidiaries. In addition, disclosure is also provided in note D5 of the local capital requirement of each of the fund or group of companies.

I9: Commitments

i Operating leases

The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	2012 £m	2011 £m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:		
Not later than 1 year	74	66
Later than 1 year and not later than 5 years	199	173
Later than 5 years	116	72

The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended 31 December 2012 were £18 million (2011: £18 million).

Minimum lease rental payments for the year ended 31 December 2012 of £73 million (2011: £74 million) are included in the consolidated income statement.

ii Capital commitments

The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2012 were £5 million (2011: £9 million).

I: Other notes Financial statements

314 Financial statements Prudential plc Annual Report 2012

I: Other notes continued

I10: Cash flows

Structural borrowings of shareholder-financed operations comprise of core debt of the parent company, the PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

I11: Post balance sheet events

In January 2013, the Company issued US$700 million 5.25 per cent Tier 1 perpetual subordinated capital securities. The proceeds, net of costs, were US$689 million. The Company also repaid on maturity, the £250 million Medium-Term Notes 2013, included within operational borrowings in note H13 in January 2013.

Parent company fi nancial statements Prudential plc Annual Report 2012 315

Balance sheet of the parent company

31 December 2012 Note 2012 Łm 2011 Łm

Fixed assets

Investments:

Shares in subsidiary undertakings 5 11,929 10,902

Loans to subsidiary undertakings 5 1,164 1,200

13,093 12,102

Current assets

Debtors:

Amounts owed by subsidiary undertakings 3,208 6,122

Deferred tax 6 47 364

Other debtors 3 11

Derivative assets 8 3 3

Cash at bank and in hand 193 152

3,454 6,652

Less liabilities: amounts falling due within one year

Commercial paper 7(1,535)(2,706)

Other borrowings 7(450)(200)

Derivative liabilities 8(190)(207)

Amounts owed to subsidiary undertakings(1,705)(1,049)

Tax payable(103)(198)

Sundry creditors(19)(19)

Accruals and deferred income(46)(46)

(4,048)(4,425)

Net current (liabilities) assets(594) 2,227

Total assets less current liabilities 12,499 14,329

Less liabilities: amounts falling due after more than one year

Subordinated liabilities 7(2,577)(2,652)

Debenture loans 7(549)(549)

Other borrowings 7(299)(250)

Amounts owed to subsidiary undertakings(2,576)(3,560)

(6,001)(7,011)

Total net assets (excluding pension) 6,498 7,318

Pension asset (net of related deferred tax) 9 38 39

Total net assets (including pension) 6,536 7,357 Parent

Capital and reserves

Share capital 10 128 127 company

Share premium 10 1,889 1,873

Profit and loss account 11 4,519 5,357

Shareholders’ funds 11 6,536 7,357 Financial

The financial statements of the parent company on pages 315 to 323 were approved by the Board of directors on 12 March 2013 and signed on its behalf. statements

[Graphic Appears Here]

Paul Manduca Tidjane Thiam Nic Nicandrou

Chairman Group Chief Executive Chief Financial Officer

316 Financial statements Prudential plc Annual Report 2012

Notes on the parent company financial statements

1 Nature of operations

Prudential plc (the Company) is a parent holding company. The Company together with its subsidiaries (collectively, the Group) is an international financial services group with its principal operations in Asia, the US and the UK. In Asia, the Group has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. In the US, the Group's principal subsidiary is Jackson National Life Insurance Company. In the UK, the Group operates through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited and M&G Investment Management Limited. The Company is responsible for the financing of each of its subsidiaries.

2 Basis of preparation

The financial statements of the Company, which comprise the balance sheet and related notes, are prepared in accordance with Part 15 of the Companies Act 2006, which applies to companies generally. The Company has taken advantage of the exemption under Section 408 of the Companies Act 2006 from presenting its own profit and loss account.

The financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP).

The Company has not prepared a cash flow statement on the basis that its cash flow is included within the cash flow statement in the consolidated financial statements. The Company has also taken advantage of the exemption within FRS 29, 'Financial Instruments: Disclosures', from the requirements of this standard on the basis that the Company's results are included in the publicly available consolidated financial statements of the Group that include disclosures that comply with IFRS 7, 'Financial Instruments: Disclosures', which is equivalent to FRS 29.

The Company adopted the 'Amendment to FRS 29 (IFRS 7) – Financial Instruments: Disclosures – Transfers of Financial Assets' in 2012. The adoption of this amendment did not have an impact on the financial statements of the Company.

3 Significant accounting policies

Shares in subsidiary undertakings
Shares in subsidiary undertakings are shown at the lower of cost and estimated realisable value.

Loans to subsidiary undertakings
Loans to subsidiary undertakings are shown at cost, less provisions.

Derivatives
Derivative financial instruments are held to manage interest rate and currency profiles. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

Under FRS 26, 'Financial Instruments: Recognition and Measurement', hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges, the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

Borrowings
Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity, or, for hybrid debt, over the expected life of the instrument.

Dividends
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.

Share premium
The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account.

Notes on the parent company fi nancial statements Prudential plc Annual Report 2012 317

Foreign currency translation

Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19, ’Deferred tax’. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group’s main pension scheme, the Prudential Staff Pension

Scheme (PSPS) and applied the requirements of FRS 17, ‘Retirement Benefits’ (as amended in December 2006) to its interest in the

PSPS surplus or deficit. Further details are disclosed in note 9.

A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company’s share of pension surplus is recognised to the extent that the Company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond rate,

adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, gains and losses on settlements and curtailments, less the expected investment return on the scheme assets at the start of the period, is recognised in the profit and loss account. To the extent that part or all of the Company’s interest in the pension surplus is not recognised as an asset, the unrecognised surplus is initially applied to extinguish any past service costs, losses on settlements or curtailments that would otherwise be included in the profit and loss account. Next, the expected investment return on the scheme’s assets is restricted so that it does not exceed the total of the current service cost, interest cost and any increase in the recoverable surplus. Any further adjustment for the unrecognised surplus is treated as an actuarial gain or loss.

Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets and experience variances are recorded in the statement of total recognised gains and losses. Actuarial gains and losses also include adjustment for unrecognised pension surplus as described above. Parent

Share-based payments

The Group offers share award and option plans for certain key employees and a SAYE plan for all UK and certain overseas employees.

The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans. company

Under FRS 20, ‘Share-based payment’, where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the Financial share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions. statements

318 Financial statements Prudential plc Annual Report 2012

Notes on the parent company financial statements continued

4 Reconciliation from UK GAAP to IFRS

The Company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The tables below provide a reconciliation between UK GAAP and IFRS.

	2012 £m	2011 £m
Profit after tax		
(Loss) profit for the financial year of the Company in accordance with UK GAAP	(216)	3,720
IFRS adjustment*	71	(5)
(Loss) profit for the financial year of the Company (including dividends from subsidiaries) in accordance with IFRS	(145)	3,715
Share in the IFRS result of the Group, net of distributions to the Company†	2,342	(2,300)
Profit after tax of the Group attributable to shareholders in accordance with IFRS	2,197	1,415

	2012 £m	2011 £m
Net equity		
Shareholders' equity of the Company in accordance with UK GAAP	6,536	7,357
IFRS adjustment*	–	(44)
Shareholders' equity of the Company in accordance with IFRS	6,536	7,313
Share in the IFRS net equity of the Group†	3,823	1,251
Shareholders' equity of the Group in accordance with IFRS	10,359	8,564

* 'IFRS adjustment' in the above tables represent the difference in the accounting treatment for pension schemes between UK GAAP and IFRS.
† The 'shares in the IFRS result and net equity of the Group' lines represent the Company's equity in the earnings and net assets of its subsidiaries and associates.

The (loss) profit for the financial year of the Company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £501 million and £4,002 million for the years ended 31 December 2012 and 2011, respectively.

As stated in note 3, under UK GAAP, the Company accounts for its investments in subsidiary undertakings at the lower of cost and estimated realisable value. For the purpose of this reconciliation, no adjustment is made to the Company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation.

5 Investments of the Company

	2012 £m	
	Shares in subsidiary undertakings	Loans to subsidiary undertakings
At 1 January	10,902	1,200
Transfer of investment in subsidiary undertaking	(3,889)	–
Investment in subsidiary undertaking	4,930	–
Other movements	(14)	–
Foreign exchange movement	–	(36)
At 31 December	11,929	1,164

In January 2012, as part of an internal restructuring, the Company transferred at fair value, interests of £3,889 million in shares in a central subsidiary undertaking and £2,007 million of loans to a second such subsidiary to another central subsidiary in exchange for shares issued by that subsidiary of £4,930 million, and settlement of an amount owed to that subsidiary of £966 million. No profit or loss arose on the transfer.

Other movements comprise £6 million in respect of share-based payments reflecting the value of payments settled by the Company for employees of its subsidiary undertakings in 2012 offset by cash of £20 million received from those subsidiaries.

The principal subsidiary undertakings of the Company at 31 December 2012 are disclosed in note I8(i) 'Subsidiary undertakings – Principal subsidiaries' of the Group financial statements.

Notes on the parent company financial statements Prudential plc Annual Report 2012 319

6 Deferred tax asset

	2012 £m	2011 £m
Short-term timing differences	3	6
Unused deferred tax losses	44	358
Total	47	364

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

For each category of deferred tax asset recognised, its recoverability against forecast taxable profits is not significantly impacted by expected changes to accounting standards.

The UK government's tax rate change to 23 per cent has had the effect of reducing the Company's net deferred tax balance at 31 December 2012 by £3 million. The change to 23 per cent is effective from 1 April 2013 but is substantively enacted as at 31 December 2012. The subsequent proposed rate change to 21 per cent by 1 April 2014 is not expected to have a material effect on the deferred tax balance recognised at 31 December 2012.

7 Borrowings

	Core structural borrowings		Other borrowings		Total	
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Core structural borrowings[notes (i) and (v)]	3,126	3,201	–	–	3,126	3,201
Other borrowings:						
Commercial paper[note (ii)]	–	–	1,535	2,706	1,535	2,706
Floating Rate Notes 2013[note (iii)]	–	–	200	200	200	200
Medium-Term Notes 2013[notes (ii) and (v)]	–	–	250	250	250	250
Medium-Term Notes 2015[note (ii)]	–	–	299	–	299	–
Total borrowings	3,126	3,201	2,284	3,156	5,410	6,357
Borrowings are repayable as follows:						
Within 1 year or on demand	–	–	1,985	2,906	1,985	2,906
Between 1 and 5 years	–	–	299	250	299	250
After 5 years	3,126	3,201	–	–	3,126	3,201
	3,126	3,201	2,284	3,156	5,410	6,357
Recorded in the balance sheet as:						
Subordinated liabilities[note (iv)]	2,577	2,652				
Debenture loans	549	549				
	3,126	3,201				

Notes

(i) Further details on the core structural borrowings of the Company of £3,126 million (2011: £3,201 million) are provided in note H13 'Borrowings' of the Group financial statements.

(ii) These borrowings support a short-term fixed income securities programme.

(iii) The Company issued £200 million Floating Rate Notes in 2012 which mature in April 2013. All Notes have been subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(iv) The interests of the holders of the subordinated liabilities are subordinate to the entitlements of other creditors of the Company.

(v) In January 2013, the Company issued core structural borrowings of US$700 million 5.25 per cent Tier 1 perpetual subordinated capital securities. The proceeds, net of costs, were US$689 million. Also in January 2013, the Company repaid the £250 million Medium-Term Notes 2013 on maturity.

Parent company Financial statements

320 Financial statements Prudential plc Annual Report 2012

Notes on the parent company financial statements continued

8 Derivative financial instruments

	2012 £m		2011 £m	
	Fair value assets	Fair value liabilities	Fair value assets	Fair value liabilities
Cross-currency swap	3	–	3	–
Inflation-linked swap	–	190	–	207
Total	3	190	3	207

Derivative financial instruments are held to manage interest rate and currency profiles. The change in fair value of the derivative financial instruments of the Company was a gain before tax of £17 million (2011: loss before tax of £75 million).

The derivative financial instruments are valued internally using standard market practices. In accordance with the Company's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

9 Pension scheme financial position

The majority of UK Prudential staff are members of the Group's pension schemes. The largest scheme is the Prudential Staff Pension Scheme (the 'Scheme') which is primarily a closed defined benefit scheme.

For the purpose of preparing consolidated financial statements, the Group applies IFRS basis accounting including IAS 19, 'Employee Benefits' as described further in note I3 'Staff and pension plans' of the Group financial statements (note I3). Although the individual accounts of the Company continue to follow UK GAAP, the disclosures under FRS 17, 'Retirement Benefits' are aligned with IAS 19.

At 31 December 2005, the allocation of surpluses and deficits attaching to the Scheme between the Company and the unallocated surplus of the The Prudential Assurance Company Limited (PAC) with-profits fund was apportioned in the ratio 30/70 following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2012. The FRS 17 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity.

The last completed triennial actuarial valuation of the Scheme was as at 5 April 2011. Further details on the results of this valuation and the total employer contributions to the Scheme for the year are provided in note I3, together with the key assumptions adopted, including mortality assumptions.

Using external actuarial advice provided by the professionally qualified actuaries, Towers Watson, for the valuation of the Scheme, the most recent full valuations have been updated to 31 December 2012 applying the principles prescribed by FRS 17. The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets, and are set out below:

	Prospectively for 2013 %	2012 %	2011 %
Equities	6.7	6.8	8.2
Bonds	2.8	3.0	4.6
Properties	5.5	5.55	6.9
Other assets	2.0	2.0	4.75
Weighted average long-term expected rate of return	2.9	3.1	5.1

Notes on the parent company financial statements Prudential plc Annual Report 2012 321

The assets and liabilities of the Scheme were:

	31 Dec 2012		31 Dec 2011		31 Dec 2010		31 Dec 2009		31 Dec 2008	
	£m	%	£m	%	£m	%	£m	%	£m	%
Equities	43	0.7	210	3.3	548	10.3	830	16.8	823	17.1
Bonds	5,440	81.2	5,547	86.2	3,864	72.2	3,406	68.8	2,430	50.6
Properties	290	4.5	297	4.6	199	3.7	272	5.5	283	5.9
Other assets	627	13.6	378	5.9	740	13.8	441	8.9	1,267	26.4
Total value of assets	6,400	100.0	6,432	100.0	5,351	100.0	4,949	100.0	4,803	100.0
Present value of Scheme liabilities	(5,226)		(4,844)		(4,866)		(4,436)		(4,075)	
Underlying surplus in the Scheme	1,174		1,588		485		513		728	
Surplus in the Scheme recognised by the Company	49		52		56		52		50	
Amounts reflected in the balance sheet of the Company, net of deferred tax	38		39		41		37		36	

The surplus in the Scheme recognised in the balance sheet of the Company represents the element of the amount which is recoverable through reduced future contributions and is net of the apportionment to the PAC with-profits fund.

Underlying Scheme liabilities and assets

The change in the present value of the underlying Scheme liabilities and the change in the fair value of the underlying Scheme assets are as follows:

	2012 £m	2011 £m
Present value of Scheme liabilities, at 1 January	4,844	4,866
Current service cost	21	22
Past service cost*	106	(216)
Interest cost	227	254
Employee contributions	1	1
Actuarial losses	252	131
Benefit payments	(225)	(214)
Present value of Scheme liabilities, at 31 December	5,226	4,844

* The past service cost in 2012 of £106 million resulted from an exceptional discretionary increase to pensions in payment of the Scheme awarded during the year. The negative past service cost in 2011 of £216 million related to the effect of the change of the basis of indexation from Retail Price Index to Consumer Price Index.

	2012 £m	2011 £m
Fair value of Scheme assets, at 1 January	6,432	5,351
Expected return on Scheme assets	201	267
Employee contributions	1	1
Employer contributions†	36	54
Actuarial (losses) gains	(45)	973
Benefit payments	(225)	(214)
Fair value of Scheme assets, at 31 December	6,400	6,432

† The contributions include deficit funding, ongoing service contributions and expenses.

Parent company Financial statements

322 Financial statements Prudential plc Annual Report 2012

Notes on the parent company financial statements continued

9 Pension scheme financial position continued

Pension (charge) credit and actuarial (losses) gains of the Scheme and attributable to the Company

The pension (charge) credit of the Scheme and the charge recognised in the Company's profit and loss account are as follows:

Pension (charge) credit:	2012 £m	2011 £m
Operating charge:		
Current service cost	(21)	(22)
Past service cost	(106)	216
Finance (expense) income:		
Interest on Scheme liabilities	(227)	(254)
Expected return on Scheme assets	201	267
	(26)	13
Total pension (charge) credit of the Scheme	(153)	207
Pension charge attributable to the Company	(53)	(10)

The pension charge attributable to the Company is net of the apportionment to the PAC with-profits fund and is related to the surplus recognised on the balance sheet of the Company. In 2011, an amount of £65 million was applied to extinguish the negative past service cost attributable to the Company from the unrecognised portion of the pension surplus at 31 December 2011. No adjustment was made to the pension charge in 2012 relating to the unrecognised portion of the Scheme's surplus.

Actuarial (losses) gains:	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Actual less expected return on Scheme assets (1% (2011: 15%) (2010: 5%) (2009: 2%) (2008: 5%) of assets)	(45)	973	275	85	(259)
Experience (losses) gains on Scheme liabilities (0% (2011: 6%) (2010: 0%) (2009: 1%) (2008: 3%) of liabilities)	(19)	295	1	59	127
Changes in assumptions underlying the present value of Scheme liabilities	(233)	(426)	(370)	(374)	200
Total actuarial (losses) gains (6% (2011: 17%) (2010: 2%) (2009: 5%) (2008: 2%) of the present value of Scheme liabilities)	(297)	842	(94)	(230)	68
Actuarial gains (losses) attributable to the Company before tax	35	(16)	(14)	(3)	(143)

The total actual return on Scheme assets was a gain of £156 million (2011: £1,240 million).

The experience gains on Scheme liabilities in 2011 of £295 million related mainly to the 'true-up' reflecting improvements in data consequent upon the 2011 triennial valuation of the Scheme. Similarly, the experience gains of £127 million in 2008 were related mainly to the improvements in the data consequent to the 2008 triennial valuation.

The actuarial gains (losses) attributable to the Company are net of the apportionment to the PAC with-profits fund and are related to the surplus recognised in the balance sheet of the Company. In 2012, the actuarial losses attributable to the Company included an amount credited of £124 million (2011: amount charged of £268 million) for the adjustment to the unrecognised portion of surplus which has not been deducted from the pension charge.

The actuarial gains before tax of £35 million (2011: losses of £16 million) attributable to the Company are recorded in the statement of total recognised gains and losses. Cumulative actuarial gains as at 31 December 2012 amount to £93 million (2011: £58 million).

Total employer contributions expected to be paid into the Scheme for the year ending 31 December 2013 amount to £11 million, reflecting the annual accrual cost and expenses.

Notes on the parent company financial statements Prudential plc Annual Report 2012 323

10 Share capital and share premium

A summary of the ordinary shares in issue and the options outstanding to subscribe for the Company's shares at 31 December 2012 is set out in note H11 'Shareholders' equity: share capital, share premium and reserves' of the Group financial statements.

11 Profit of the Company and reconciliation of the movement in shareholders' funds

The loss after tax of the Company for the year was £216 million (2011: profit of £3,720 million). After dividends of £655 million (2011: £642 million), actuarial gains net of tax in respect of the pension scheme of £27 million (2011: losses of £12 million) and share-based payment credits of £6 million (2011: £7 million), retained profit at 31 December 2012 amounted to £4,519 million (2011: £5,357 million). Retained profit includes £2,734 million relating to gains made by an intermediate holding company following the transfer at fair value of certain of its subsidiaries to other parts of the Group as part of an internal restructuring exercise in 2011. Because the gains relate to intragroup transactions, the amount of £2,734 million is not able to be regarded as part of the distributable reserves of the parent company. Under English company law, Prudential may pay dividends only if sufficient distributable reserves of the Company are available for the purpose and if the amount of its net assets is greater than the aggregate of its called up share capital and undistributable reserves (such as for example the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. At 31 December 2012, the UK GAAP retained earnings of the holding company from which distributable reserves may be derived were £4,519 million.

A reconciliation of the movement in shareholders' funds of the Company for the years ended 31 December 2012 and 2011 is given below:

	2012 £m	2011 £m
(Loss) profit for the year[note 4]	(216)	3,720
Dividends	(655)	(642)
	(871)	3,078
Actuarial gains (losses) recognised in respect of the pension scheme, net of related tax[note 9]	27	(12)
Share-based payments[note 5]	6	7
New share capital subscribed	17	17
Net (decrease) increase in shareholders' funds	(821)	3,090
Shareholders' funds at beginning of year	7,357	4,267
Shareholders' funds at end of year[note 4]	6,536	7,357

12 Other information

a Information on directors' remuneration is given in the directors' remuneration report section of this Annual Report and note I5 'Key management remuneration' of the Group financial statements.
b Information on transactions of the directors with the Group is given in note I7 'Related party transactions' of the Group financial statements.
c The Company employs no staff.
d Fees payable to the Company's auditor for the audit of the Company's annual accounts were £0.1 million (2011: £0.1 million) and for other services were £0.6 million (2011: £nil).
e In certain instances the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

13 Post balance sheet events

In January 2013, the Company issued US$700 million 5.25 per cent Tier 1 perpetual subordinated capital securities. The proceeds, net of costs, were US$689 million. Also in January 2013, the Company repaid £250 million Medium-Term Notes 2013 on maturity.

Subject to shareholders' approval, in May 2013 the Company will pay a final dividend for the year ended 31 December 2012. Further details are provided in note B3 'Dividends' of the Group financial statements.

Parent company Financial statements

324 Financial statements Prudential plc Annual Report 2012

Statement of directors' responsibilities in respect of the annual report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- For the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;
- For the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors' report, directors' remuneration report and corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors of Prudential plc, whose names and positions are set out on pages 88 to 92 confirm that to the best of their knowledge:

- The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- The directors' report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Statement of directors’ responsibilities/Independent auditor’s report Prudential plc Annual Report 2012 325

Independent auditor’s report to the members of Prudential plc

We have audited the financial statements of Prudential Opinion on other matters prescribed by the Companies plc for the year ended 31 December 2012 set out on Act 2006

pages 147 to 323. The financial reporting framework In our opinion:

that has been applied in the preparation of the Group

financial statements is applicable law and The part of the Directors’ Remuneration Report to be audited

International Financial Reporting Standards (IFRSs) as has been properly prepared in accordance with the adopted by the EU. The financial reporting framework Companies Act 2006; and

that has been applied in the preparation of the parent The information given in the Directors’ Report for the financial company financial statements is applicable law and year for which the financial statements are prepared is

UK Accounting Standards (UK Generally Accepted consistent with the financial statements.

Accounting Practice).

This report is made solely to the Company’s members, as a body,

in accordance with Chapter 3 of Part 16 of the Companies Act

2006. Our audit work has been undertaken so that we might

state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose.

To the fullest extent permitted by law, we do not accept or

assume responsibility to anyone other than the Company and

the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities

Statement set out on page 324, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit,

and express an opinion on, the financial statements in accordance with applicable law and International Standards on Auditing

(UK and Ireland). Those standards require us to comply with the

Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

Scope of the audit of the financial statements

A description of the scope of an audit of financial statements is provided on the APB’s website at www.frc.org.uk/apb/scope/

private.cfm

Directors’

Opinion on financial statements

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report

to you if, in our opinion:

Adequate accounting records have not been kept by the

parent company, or returns adequate for our audit have

not been received from branches not visited by us; or

The parent company financial statements and the part of

the Directors’ Remuneration Report to be audited are not

in agreement with the accounting records and returns; or

Certain disclosures of directors’ remuneration specified

by law are not made; or

We have not received all the information and explanations

we require for our audit.

Under the Listing Rules we are required to review:

The directors’ statement, set out on page 110, in relation

to going concern;

The part of the Corporate Governance Statement set out in

the Governance report relating to the Company’s compliance

with the nine provisions of the UK Corporate Governance

Code specified for our review; and

Certain elements of the report to shareholders by the Board

on directors’ remuneration.

In our opinion:

The financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at

31 December 2012 and of the Group’s profit for the year then ended;

The Group financial statements have been properly prepared responsibilities/auditor’s in accordance with IFRSs as adopted by the EU;

The parent company financial statements have been properly report prepared in accordance with UK Generally Accepted

Accounting Practice; and

The financial statements have been prepared in accordance

with the requirements of the Companies Act 2006; and, Financial as regards the Group financial statements, Article 4 of the

IAS Regulation. statements

Rees Aronson

Senior Statutory Auditor

for and on behalf of KPMG Audit Plc, Statutory Auditor

Chartered Accountants

London

12 March 2013

326 Financial statements Prudential plc Annual Report 2012

European Embedded Value (EEV) basis results

Operating profit based on longer-term investment returns[note (i)]

Results analysis by business area

	Note	2012 £m	2011 £m note (v)
Asia operations			
New business	2	1,266	1,076
Business in force	3	694	688
Long-term business		1,960	1,764
Eastspring Investments		75	80
Development expenses		(7)	(5)
Total		2,028	1,839
US operations			
New business	2	873	815
Business in force	3	737	616
Long-term business		1,610	1,431
Broker-dealer and asset management		39	24
Total		1,649	1,455
UK operations			
New business	2	313	260
Business in force	3	553	593
Long-term business		866	853
General insurance commission		33	40
Total UK insurance operations		899	893
M&G		371	357
Total		1,270	1,250
Other income and expenditure			
Investment return and other income		13	22
Interest payable on core structural borrowings		(280)	(286)
Corporate expenditure		(231)	(219)
Unwind of expected asset management margin[note (ii)]		(56)	(53)
Total		(554)	(536)
RPI to CPI inflation measure change on defined benefit pension schemes[note (iii)]		–	45
Solvency II implementation costs[note (iv)]		(50)	(56)
Restructuring costs[note (iv)]		(22)	(19)
Operating profit based on longer-term investment returns[note (i)]		4,321	3,978
Analysed as profits (losses) from:			
New business	2	2,452	2,151
Business in force	3	1,984	1,897
Long-term business		4,436	4,048
Asset management		485	461
Other results		(600)	(531)
Total		4,321	3,978

European Embedded Value (EEV) basis results Prudential plc Annual Report 2012 327

Notes

(i) EEV basis operating profit based on longer-term investment returns excludes the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions. In addition for 2012, operating profit excludes the gain arising on the acquisition of REALIC and the dilution of the Group’s holding in PPM South Africa. The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns.

(ii) The value of future profits or losses from asset management and service companies that support the Group’s covered insurance businesses are included in the profits for new business and the in-force value of the Group’s long-term business. The results of the Group’s asset management operations include the profits from the management of internal and external funds. For EEV basis reporting, Group shareholders’ other income is adjusted to deduct the unwind of the expected margin for the year arising from the management of the assets of the covered business (as defined in note 1(a)) by the Group’s asset management businesses. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(iii) During 2011, the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government’s decision to replace the basis of indexation from RPI with CPI. This resulted in a credit to operating profit for 2011 on an IFRS basis of Ł42 million and an additional Ł3 million recognised on the EEV basis.

(iv) Restructuring costs comprise the charge of Ł(19) million recognised on an IFRS basis and an additional Ł(3) million recognised on the EEV basis for the shareholders’ share of restructuring costs incurred by the PAC with-profits fund. Solvency II implementation costs comprise the charge of Ł(48) million recognised on an IFRS basis and an additional Ł(2) million recognised on the EEV basis.

(v) The comparative results have been prepared using previously reported average exchange rates for the year.

EEV basis supplementary information Financial statements

328 Financial statements Prudential plc Annual Report 2012

European Embedded Value (EEV) basis results continued

Summarised consolidated income statement

	Note	2012 £m	2011 £m
Operating profit based on longer-term investment returns			
Asia operations		2,028	1,839
US operations		1,649	1,455
UK operations:			
UK insurance operations		899	893
M&G		371	357
		1,270	1,250
Other income and expenditure		(554)	(536)
RPI to CPI inflation measure change on defined benefit pension schemes		–	45
Solvency II implementation costs		(50)	(56)
Restructuring costs		(22)	(19)
Operating profit based on longer-term investment returns		4,321	3,978
Short-term fluctuations in investment returns	6	538	(907)
Mark to market value movements on core borrowings	10	(380)	(14)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	7	62	23
Effect of changes in economic assumptions	8	(16)	(158)
Gain on dilution of Group's holdings	4	42	–
Gain on acquisition of REALIC	5	453	–
Profit before tax attributable to shareholders (including actual investment returns)		5,020	2,922
Tax attributable to shareholders' profit	12	(1,207)	(776)
Profit for the year		3,813	2,146
Attributable to:			
Equity holders of the Company		3,813	2,142
Non-controlling interests		–	4
Profit for the year		3,813	2,146

Earnings per share (in pence)

	Note	2012	2011
Based on operating profit including longer-term investment returns, after related tax and non-controlling interests of £3,176 million (2011: £2,930 million)	13	125.0p	115.7p
Based on profit after tax and non-controlling interests of £3,813 million (2011: £2,142 million)	13	150.1p	84.6p

Dividends per share (in pence)

	2012	2011
Dividends relating to reporting year:		
Interim dividend	8.40p	7.95p
Final dividend	20.79p	17.24p
Total	29.19p	25.19p
Dividends declared and paid in reporting year:		
Current year interim dividend	8.40p	7.95p
Final dividend for prior year	17.24p	17.24p
Total	25.64p	25.19p

European Embedded Value (EEV) basis results Prudential plc Annual Report 2012 329

Movement in shareholders' equity (excluding non-controlling interests)

	Note	2012 £m	2011 £m
Profit for the year attributable to equity shareholders		3,813	2,142
Items taken directly to equity:			
Exchange movements on foreign operations and net investment hedges:			
Exchange movements arising during the year		(467)	(90)
Related tax		(2)	(68)
Dividends		(655)	(642)
New share capital subscribed		17	17
Reserve movements in respect of share-based payments		42	44
Treasury shares:			
Movement in own shares in respect of share-based payment plans		(13)	(30)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		36	(5)
Mark to market value movements on Jackson assets backing surplus and required capital:			
Mark to market value movements arising during the year		53	96
Related tax		(18)	(34)
Net increase in shareholders' equity	11	2,806	1,430
Shareholders' equity at beginning of year (excluding non-controlling interests)	11	19,637	18,207
Shareholders' equity at end of year (excluding non-controlling interests)	11	**22,443**	**19,637**

	31 December 2012 £m			31 December 2011 £m		
Comprising:	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total
Asia operations:						
Net assets of operations	9,462	207	9,669	8,510	211	8,721
Acquired goodwill	239	61	300	235	61	296
	9,701	268	9,969	8,745	272	9,017
US operations:						
Net assets of operations	6,032	108	6,140	5,082	113	5,195
Acquired goodwill	–	16	16	–	16	16
	6,032	124	6,156	5,082	129	5,211
UK insurance operations:						
Net assets of operations	6,772	25	6,797	6,058	29	6,087
M&G:						
Net assets of operations	–	392	392	–	229	229
Acquired goodwill	–	1,153	1,153	–	1,153	1,153
	–	1,545	1,545	–	1,382	1,382
	6,772	1,570	8,342	6,058	1,411	7,469
Other operations:						
Holding company net borrowings at market value	–	(2,282)	(2,282)	–	(2,188)	(2,188)
Other net assets	–	258	258	–	128	128
	–	(2,024)	(2,024)	–	(2,060)	(2,060)
Shareholders' equity at end of year (excluding non-controlling interests)	22,505	(62)	22,443	19,885	(248)	19,637
Representing:						
Net assets (liabilities)	22,266	(1,292)	20,974	19,650	(1,478)	18,172
Acquired goodwill	239	1,230	1,469	235	1,230	1,465
	22,505	(62)	22,443	19,885	(248)	19,637

EEV basis supplementary information Financial statements

330 Financial statements Prudential plc Annual Report 2012

European Embedded Value (EEV) basis results continued

Net asset value per share (in pence)

	31 December 2012	31 December 2011
Based on EEV basis shareholders' equity of £22,443 million (2011: £19,637 million)	878p	771p
Number of issued shares at year end (millions)	2,557	2,548
Return on embedded value*	16%	16%

* Return on embedded value is based on EEV operating profit after related tax and non-controlling interests, as shown in note 13, as a percentage of opening EEV basis shareholders' equity.

Summary statement of financial position

	Note	31 December 2012 £m	31 December 2011 £m†
Total assets less liabilities, before deduction for insurance funds		274,863	243,207
Less insurance funds:*			
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds		(264,504)	(234,643)
Less shareholders' accrued interest in the long-term business		12,084	11,073
		(252,420)	(223,570)
Total net assets	11	22,443	19,637
Share capital		128	127
Share premium		1,889	1,873
IFRS basis shareholders' reserves		8,342	6,564
Total IFRS basis shareholders' equity	11	10,359	8,564
Additional EEV basis retained profit	11	12,084	11,073
Total EEV basis shareholders' equity (excluding non-controlling interests)	11	22,443	19,637

* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.
† For IFRS reporting purposes, the Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the IFRS elements and additional EEV basis shareholders' interest for the comparative results for 2011 have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied. This has resulted in a reallocation of £553 million for 2011 from IFRS basis shareholders' reserves to shareholders' accrued interest in the long-term business, with no overall effect on the EEV basis results.

The supplementary information on pages 326 to 362 was approved by the Board of directors on 12 March 2013 and signed on its behalf.

Paul Manduca
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

Notes on the EEV basis results Prudential plc Annual Report 2012 331

Notes on the EEV basis results

1 Basis of preparation, methodology and accounting presentation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. Except for the consequential effects of the change in accounting policy for deferred acquisition costs for IFRS reporting, as described in the footnotes to the summary statement offinancial position, the 2011 results have been derived from the EEV basis results supplement to the Company’s statutory accounts for 2011.

a Covered business

The EEV results for the Group are prepared for ‘covered business’, as defi ned by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results of the Group’s other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

With two principal exceptions, covered business comprises the Group’s long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the fi nancial position of the Group’s principal defi ned benefit pension scheme, the Prudential Staff Pension Scheme (PSPS), as described in note 1(c)(vi). A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

b Methodology

(i) Embedded value

Overview

The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises:

Present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:

– the cost of locked-in required capital;

– the time value of cost of options and guarantees; EEV

Locked-in required capital; and

Shareholders’ net worth in excess of required capital (free surplus). basis

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 1(c)(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items supplementary

(as explained in note 1(c)(i)).

Valuation of in-force and new business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of information future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

Best estimate assumptions Financial

Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. statements

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

332 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

1 Basis of preparation, methodology and accounting presentation continued

Principal economic assumptions

The EEV basis results for the Group’s operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to year end rates of return on government bonds.

Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group’s long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cashflows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

New business

In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The contribution from new business represents profits determined by applying operating assumptions as at the end of the year. For UK immediate annuity business and single premium Universal Life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield locked-in when the assets are purchased at the point of sale of the policy. For other business within the Group, end of period economic assumptions are used.

New business profitability is a key metric for the Group’s management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP) and are calculated as the ratio of the value of new business profit to APE and PVNBP. APE are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments

With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders’ equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, refl ects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results refl ect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer-term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

Cost of capital

A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

Financial options and guarantees

Nature offinancial options and guarantees in Prudential’s long-term business

Asia operations

Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts withfioor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

Notes on the EEV basis results Prudential plc Annual Report 2012 333

US operations (Jackson)

The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for 2012 and 2011, depending on the particular product, jurisdiction where issued, and date of issue. For 2012, 86 per cent (2011: 85 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.8 per cent for 2012 and 2011.

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death

Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder’s value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations

For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses –

annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of Ł47 million at 31 December 2012 (31 December 2011: Ł90 million) to honour guarantees on a small number of guaranteed annuity option products.

The only material guaranteed surrender values relate to investments in the PruFund range of with-profits funds. For these products the policyholder can choose to pay an additional management charge. In return, at the selected guarantee date, the fund will be increased if necessary to a guaranteed minimum value (based on the initial investment adjusted for any prior withdrawals).

The with-profits fund held a reserve of Ł52 million at 31 December 2012 (31 December 2011: Ł59 million) in respect of this guarantee.

The Group’s main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision EEV on the Pillar I Peak 2 basis of Ł371 million was held in SAIF at 2012 (2011: Ł370 million) to honour the guarantees. As described in basis note 1(a) above, the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value

The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate supplementary assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. information

Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the

Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 17(iv), (v) and (vi). Financial

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. statements

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and

Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

334 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

1 Basis of preparation, methodology and accounting presentation continued

(ii) Level of required capital

In adopting the EEV Principles, Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV

Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

Asia operations: the level of required capital has been set at the higher of local statutory requirements and the economic capital requirement; US operations: the level of required capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.

(iii) Allowance for risk and risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of future cash fl ows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better refiect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead refiects the expected volatility associated with the cash fl ows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance

The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group’s businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash fl ows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance

The Group’s methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:

Expected long-term defaults;

Credit risk premium (to reflect the volatility in downgrade and default levels); and Short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asia operations

For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly, no additional allowance for credit risk is required.

In 2012, the basis of determining projected rates of return for holdings of corporate bonds was refined so as to comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate. Previously, market spreads at the reporting date, rather than long-term spreads, were applied. The main effects of this change are for holdings in Hong Kong, Korea, Malaysia and Singapore. The new basis aligns with the approach for UK with-profit holdings of corporate bonds and, more generally, is consistent with the use of long-term risk premiums for holdings of other categories of investments across the Group’s operations.

Notes on the EEV basis results Prudential plc Annual Report 2012 335

US operations (Jackson)

For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults. In determining this allowance a number of factors have been considered. These factors, in particular, include:

How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and Policyholder benefits for Jacksonfixed annuity business are notfixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

After taking these and related factors into account and based on market conditions, the risk discount rate for general account business includes an additional allowance of 150 basis points (2011: 200 basis points) for credit risk. For VA business, the additional allowance has been set at one-fifth (equivalent to 30 basis points (2011: 40 basis points)) of the non-VA business to reflect the proportion of the VA business that is allocated to holdings of general account debt securities. The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations

(1) Shareholder-backed annuity business

For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV)

approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential’s assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults. For the purposes of presentation in the EEV results, the results on this basis are reconfigured.

Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1 notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, as shown in note 17(iii). EEV

(2) With-profits fund non-profit annuity business basis

For UK non-profit annuity business including that written by Prudential Annuities Limited (PAL) the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund,

which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund. supplementary

(3) With-profits fund holdings of debt securities

The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment information of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks Financial

The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s statements businesses. For the Group’s US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group’s Asia operations in China, India, Indonesia, the Philippines, Taiwan, Thailand and

Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(iv) With-profits business and the treatment of the estate

The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of

10 per cent. The value attributed to the shareholders’ interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders.

Similar principles apply, where appropriate, for other with-profits funds of the Group’s Asia operations.

336 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

1 Basis of preparation, methodology and accounting presentation continued

(v) Debt capital

Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

(v) Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

c Accounting presentation

(i) Analysis of profit before tax

To the extent applicable, the presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns (which are determined as described in note 1(c)(ii) below) and incorporate the following:

New business contribution, as defined in note 1(b)(i);

Unwind of discount on the value of in-force business and other expected returns, as described in note 1(c)(iv) below; The impact of routine changes of estimates relating to non-economic assumptions, as described in note 1(c)(iii) below; and Non-economic experience variances, as described in note 1(c)(v) below.

Non-operating results comprise the recurrent items of short-termfluctuations in investment returns, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

In addition, for 2012 the gain recognised on the acquisition of REALIC and the gain on dilution of the Group holdings in PPM South Africa have been shown separately from operating profits based on longer-term investment returns.

(ii) Operating profi t

For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 1(c)(iv) below.

For the purpose of determining the long-term returns for debt securities of US operations forfixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end of year risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end of year projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the year.

(iii) Eff ect of changes in operating assumptions

Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions.

(iv) Unwind of discount and other expected returns

The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period.

For UK insurance operations the amount included within operating results based on longer-term investment returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on additional value representing the shareholders’ share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1(c)(ii) above), and the expected return on shareholders’ assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profi ts fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement offinancial position and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2012, the shareholders’ interest in the smoothed surplus assets used for this purpose only, were Ł121 million lower (31 December 2011: Ł39 million higher) than the surplus assets carried in the statement offinancial position.

Notes on the EEV basis results Prudential plc Annual Report 2012 337

EEV basis supplementary information Financial statements

(v) Operating experience variances
Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting year, such as persistency, mortality and morbidity, expenses and other factors. Further details of these assumptions are shown in notes 17(vii), (viii) and (ix).

(vi) Pension costs
Profit before tax
Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 1(b)(i) and (iv), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses of defined benefit pension schemes
For the Group's defined benefit pension schemes the EEV results reflect the IAS 19 position booked for IFRS reporting. Consistent with this approach, to the extent of recognition of any surplus, the actuarial and other gains and losses include:

- The difference between actual and expected return on the scheme assets;
- Experience gains and losses on scheme liabilities;
- The impact of altered economic and other assumptions on the discounted value of scheme liabilities; and
- For pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses includes the movement in estimates of deficit funding requirements.

In addition, this item includes the effect of partial recognition of the Prudential Staff Pension Scheme surplus that arose in 2012. This partial recognition reflects the impact of the 5 April 2011 triennial valuation that was completed in 2012. Under that valuation there was sufficient actuarial surplus to permit a reduction in employer contributions to the minimum level under the trust deed rules, thereby allowing recoverability of part of the surplus in future years.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results based on longer-term investment returns.

(vii) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of option and guarantees, are recorded in non-operating results.

(viii) Taxation
The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the rates of tax applicable to the countries and periods concerned. In the UK, the rate applied for 2012 is 23 per cent (2011: 25 per cent). For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. The overall tax rate includes the impact of tax effects determined on a local regulatory basis. For Asia, similar principles apply subject to the availability of taxable profits. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been substantively enacted by the end of the reporting period. Possible future changes of rate are not anticipated. See note 17(ix) for further details.

(ix) Inter-company arrangements
The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

(x) Foreign exchange rates
Foreign currency results have been translated as discussed in note 1(b)(vi), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 31 Dec 2012	Average rate for 2012	Closing rate at 31 Dec 2011	Average rate for 2011	Opening rate at 1 Jan 2011
China	10.13	10.00	9.78	10.37	10.32
Hong Kong	12.60	12.29	12.07	12.48	12.17
India	89.06	84.70	82.53	74.80	70.01
Indonesia	15,665.76	14,842.01	14,091.80	14,049.41	14,106.51
Korea	1,740.22	1,785.07	1,790.32	1,775.98	1,776.86
Malaysia	4.97	4.89	4.93	4.90	4.83
Singapore	1.99	1.98	2.02	2.02	2.01
Taiwan	47.20	46.88	47.06	47.12	45.65
Vietnam	33,875.42	33,083.59	32,688.16	33,139.22	30,526.26
US	1.63	1.58	1.55	1.60	1.57

338 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

2 Analysis of new business contribution

	2012						
	New business premiums		Annual premium and contribution equivalents	Present value of new business premiums	Pre-tax new business contribution	New business margin	
	Single £m	Regular £m	(APE) £m	(PVNBP) £m	£m	(APE) %	(PVNBP) %
Asia operations	1,568	1,740	1,897	10,544	1,266	67	12.0
US operations	14,504	12	1,462	14,600	873	60	6.0
UK insurance operations	6,286	207	836	7,311	313	37	4.3
Total	22,358	1,959	4,195	32,455	2,452	58	7.6

	2011						
	New business premiums		Annual premium and contribution equivalents	Present value of new business premiums	Pre-tax new business contribution	New business margin	
	Single £m	Regular £m	(APE) £m	(PVNBP) £m	£m	(APE) %	(PVNBP) %
Asia operations	1,456	1,514	1,660	8,910	1,076	65	12.1
US operations	12,562	19	1,275	12,720	815	64	6.4
UK insurance operations	4,871	259	746	6,111	260	35	4.3
Total	18,889	1,792	3,681	27,741	2,151	58	7.8

	New business contribution	
	2012 £m	2011 £m
Asia operations:		
China	26	27
Hong Kong	210	218
India	19	20
Indonesia	476	314
Korea	26	43
Taiwan	48	28
Other	461	426
Total Asia operations	1,266	1,076

Notes on the EEV basis results Prudential plc Annual Report 2012 339

3 Operating profit from business in force

(i) Group summary

	2012 £m			
	Asia operations note (ii)	US operations note (iii)	UK insurance operations note (iv)	Total
Unwind of discount and other expected returns	599	412	482	1,493
Effect of changes in operating assumptions*	20	35	87	142
Experience variances and other items	75	290	(16)	349
Total	694	737	553	1,984

	2011 £m			
	Asia operations note (ii)	US operations note (iii)	UK insurance operations note (iv)	Total
Unwind of discount and other expected returns	613	349	485	1,447
Effect of changes in operating assumptions*	10	14	79	103
Experience variances and other items	65	253	29	347
Total	688	616	593	1,897

* As shown below.

(ii) Asia operations

	2012 £m	2011 £m
Unwind of discount and other expected returns[note (a)]	599	613
Effect of changes in operating assumptions:		
Mortality and morbidity[note (b)]	94	126
Persistency and withdrawals[note (c)]	(34)	(140)
Expense[note (d)]	(48)	11
Other	8	13
	20	10
Experience variance and other items:		
Mortality and morbidity[note (e)]	57	58
Persistency and withdrawals[note (f)]	50	10
Expense[note (g)]	(30)	(31)
Other[note (h)]	(2)	28
	75	65
Total Asia operations	694	688

Notes

(a) The decrease in unwind of discount and other expected returns of £(14) million from £613 million in 2011 to £599 million in 2012 mainly reflects the £(43) million effect of lower risk discount rates driven by the reduction in interest rates, partly offset by the £29 million effect of the growth in the opening in-force value (adjusted for assumption changes), on which the discount rates are applied.

(b) The credit of £94 million in 2012 for mortality and morbidity assumption changes primarily reflects mortality improvements in Hong Kong and Singapore and revised assumptions for critical illness business in Singapoee in line with recent experience. In 2011, the £126 million reflected £69 million arising in Malaysia, £33 million in Indonesia and a net £24 million for other operations.

(c) The charge of £(140) million for 2011 principally arose in Malaysia for partial withdrawals. The 2012 charge reflects a number of offsetting items including further adjustments to partial withdrawals in Malaysia.

(d) The charge of £(48) million for expense assumption changes in 2012 principally arises in Malaysia and reflects changes to the pension entitlements of agents.

(e) The favourable effect of mortality and morbidity experience in 2012 of £57 million (2011: £58 million) reflects continued better than expected experience, principally arising in Hong Kong, Indonesia, Malaysia and Singapore.

(f) The positive persistency and withdrawals experience variance of £50 million in 2012 (2011: £10 million) reflects a combination of favourable experience in Hong Kong and Indonesia.

(g) The negative expense experience variance of £(30) million in 2012 (2011: £(31) million) principally reflects expense overruns for operations which are currently sub-scale (China, Malaysia Takaful and Taiwan) and in India where the business model is being adapted in response to the regulatory changes introduced in recent years.

(h) The charge of £(2) million in 2012 for other items reflects the broadly offsetting effects of the realised gain on the sale of the Group's 7.74 per cent stake in China Life of Taiwan and charges for other non-recurrent items.

EEV basis supplementary information
Financial statements

340 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

3 Operating profit from business in force continued

(iii) US operations

	2012 £m	2011 £m
Unwind of discount and other expected returns[note (a)]	412	349
Effect of changes in operating assumptions:		
Persistency[note (b)]	45	29
Variable annuity (VA) fees[note (c)]	(19)	24
Mortality[note (d)]	33	(36)
Other[note (e)]	(24)	(3)
	35	14
Experience variances and other items:		
Spread experience variance[note (f)]	205	152
Amortisation of interest-related realised gains and losses[note (g)]	91	84
Other	(6)	17
	290	253
Total US operations	737	616

Notes

(a) The increase in unwind of discount and other expected returns of £63 million from £349 million for 2011 to £412 million for 2012 includes the £67 million effect of the increase in opening value of in-force business (after economic assumption changes), an impact of £19 million relating to the post-acquisition unwind of discount for REALIC, partly offset by the £(23) million effect of lower risk discount rates driven by the 0.1 per cent reduction in the 10-year US treasury rate together with the decrease in additional allowance for credit risk as explained in note 1(b) (iii).

(b) The effect of changes in persistency assumptions of £45 million in 2012 primarily relate to VA business.

(c) The effect of the change of assumption for VA fees represents the capitalised value of the change in the projected level of policyholder advisory fees, which vary according to the current size and mix of VA funds.

(d) The credit of £33 million in 2012 for the effect of updated mortality assumptions principally relates to life business, representing a credit of £86 million for the modelling of projected mortality improvement, partially offset by a charge of £(53) million for other regular mortality updates to reflect recent experience. In 2011, the charge of £(36) million for updated mortality assumptions primarily arose on variable annuity business.

(e) The charge of £(24) million in 2012 for other operating assumption changes includes a charge of £(12) million for the impact of altered assumptions for Guaranteed Minimum Withdrawal Benefit utilisation and £(12) million for other items.

(f) The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults. The spread experience variance in 2012 of £205 million (2011: £152 million) includes the positive effect of transactions undertaken to more closely match the overall asset and liability duration.

(g) The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(iv) UK insurance operations

	2012 £m	2011 £m
Unwind of discount and other expected returns[note (a)]	482	485
Effect of change in UK corporate tax rate[note (b)]	87	79
Other items[note (c)]	(16)	29
Total UK insurance operations	553	593

Notes

(a) The decrease in unwind of discount and other expected returns of £(3) million from £485 million in 2011 to £482 million for 2012 reflects the £(17) million effect of lower risk discount rates driven by the reduction in interest rates, partly offset by the £14 million effect of an increase in the opening in-force value (after economic assumption changes) on which the discount rates are applied.

(b) The effect of the change in tax rate of £87 million in 2012 represents the benefit of the reduction in tax rate from 25 per cent to 23 per cent. Consistent with the Group's approach of grossing up the movement in the net of tax value of in-force for shareholder tax, the £87 million benefit is presented gross (2011: £79 million, 27 per cent to 25 per cent).

(c) Other items in 2012 of £(16) million includes a charge of £(52) million for the strengthening of mortality assumptions, net of reserve releases and the effects of portfolio rebalancing for annuity business.

Notes on the EEV basis results Prudential plc Annual Report 2012 341

4 Changes to Group's holdings

PPM South Africa

On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa, and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 49.99 per cent. Under IFRS requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 49.99 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS application, the transactions gave rise to a gain on dilution of £42 million. Consistent with the Group's treatment for IFRS reporting, this amount has been treated as a gain on dilution of holdings which is shown separately from operating profit based on longer-term investment returns in the Group's supplementary analysis of profit.

5 Acquisition of Reassure America Life Insurance Company (REALIC)

On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson National Life Insurance Company, completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. (SRLC), and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). The purchase consideration, which remains subject to final agreement under the terms of the transaction with Swiss Re, is £370 million (US$587 million). The Embedded value of REALIC on the date of acquisition, calculated in accordance with the Group's methodology and assumptions as set out in note 1 was £823 million. The acquisition increases the scale of the Group's life business in the US, helping Jackson to diversify earnings by increasing the amount of income from underwriting activities thereby enhancing the quality of earnings in a capital efficient manner. The earnings of REALIC are derived from seasoned, long duration cash flows, generated principally from term life, whole life and basic universal life products.

The gain arising from the acquisition of REALIC is excluded from the Group's EEV operating profit based on longer-term investment returns and is calculated as follows:

	Total EEV 2012 £m note (ii)
Embedded value of acquired business note (i)	823
Total purchase consideration	(370)
Gain arising on acquisition	453

Notes

(i) The embedded value of the acquired business has been determined by applying the same methodology as applied for Jackson's non-variable annuity business. A risk discount rate of 4.3 per cent at the date of acquisition on 4 September 2012 has been used.

(ii) The amounts shown above have been translated at the 4 September 2012 exchange rate of US$1.59/£.

6 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns, net of the related change in the time value of cost of options and guarantees, arise as follows:

(i) Group summary

	2012 £m	2011 £m
Insurance operations:		
Asia note (ii)	395	(155)
US note (iii)	(254)	(491)
UK note (iv)	315	(141)
	456	(787)
Other operations:		
Economic hedge value movement note (v)	(32)	–
Other note (vi)	114	(120)
Total	538	(907)

Financial statements
EEV basis supplementary information

342 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

6 Short-term fluctuations in investment returns continued

(ii) Asia operations

For 2012, the positive short-term fluctuations in investment returns of £395 million in Asia operations were driven by unrealised gains on bonds and higher equity markets, principally arising in Hong Kong of £139 million mainly relating to positive returns on bonds backing participating business, Singapore of £114 million, primarily relating to increasing future expected fee income for unit-linked business and unrealised gains on bonds, Taiwan of £56 million for unrealised gains on bonds and CDOs and India of £30 million.

For 2011, short-term fluctuations in investment returns of £(155) million were driven by lower equity markets reducing future expected fee income, mainly arising in Singapore of £(105) million and Korea of £(22) million. The 2011 short-term fluctuations in investment returns also included £(28) million of adverse variance arising in other territories. This principally comprises fluctuations arising in India of £(53) million reflecting lower equity market returns, in Vietnam of £(33) million for unrealised losses on bonds and equities and Taiwan of £(30) million for losses on bonds and CDOs, partially offset by a credit in Hong Kong of £96 million primarily relating to positive returns on bonds backing participating business.

(iii) US operations

The short-term fluctuations in investment returns for US operations comprise the following items:

	2012 £m	2011 £m
Investment return related experience on fixed income securities[note (a)]	(99)	(74)
Investment return related impact due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns, net of related hedging activity for equity related products[note (b)]	(183)	(418)
Actual less long-term return on equity based investments and other items	28	1
Total Jackson	(254)	(491)

Notes

(a) The charge relating to fixed income securities comprises the following elements:
- the excess of actual realised losses over the amortisation of interest related realised gains and losses recorded in the profit and loss account;
- credit loss experience (versus the longer-term assumption); and
- the impact of de-risking activities within the portfolio.

(b) This item reflects the net impact of:
- variances in projected future fees arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and
- related hedging activity.

In 2012, there was a 14.8 per cent rate of return for the variable annuity separate account assets compared with an assumed longer-term rate of return of 5.3 per cent. Consequently, the asset values and therefore projected future fees at 31 December 2012 were higher than assumed. However, net of the impact of related hedging effects there is a short-term fluctuation of £(183) million.

In 2011, there was a negative 0.5 per cent rate of return for the variable annuity separate account assets. This compared with an assumed longer-term rate of return of 5.4 per cent. Consequently, the asset values and therefore projected future fees at 31 December 2011 were lower than assumed.

(iv) UK insurance operations

The short-term fluctuations in investment returns for UK insurance operations arise from the following types of business:

	2012 £m	2011 £m
With-profits[note (a)]	285	(201)
Shareholder-backed annuity[note (b)]	(3)	56
Unit-linked and other	33	4
	315	(141)

Notes

(a) For with-profits business the amounts reflect the excess (deficit) of the actual investment return on the investments of the PAC with-profits fund (covering policyholder liabilities and unallocated surplus) against the assumed long-term rate for the year. For 2012, the credit of £285 million reflects the actual investment return of 9.8 per cent against the assumed long-term rate of 5.0 per cent for the year.

For 2011, the charge of £(201) million reflects the actual investment return of 3.2 per cent against the assumed long-term rate of 5.1 per cent, primarily reflecting the fall in equity markets and widening of corporate bond credit spreads, partially offset by the increase in asset values as a result of the reduction in bond yields.

(b) Short-term fluctuations in investment returns for shareholder-backed annuity business comprise: (1) gains on surplus assets reflecting reductions in corporate bond and gilt yields; (2) the difference between actual and expected default experience; and (3) the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(v) Economic hedge value movements

This item represents the costs on short-dated hedge contracts taken out in the first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

(vi) Other

Short-term fluctuations of Other operations in 2012 of £114 million primarily represent unrealised fair value movements on Prudential Capital's bond portfolio. Short-term fluctuations of Other operations in 2011 of £(120) million represent unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macroeconomic exposures of the Group.

Notes on the EEV basis results Prudential plc Annual Report 2012 343

7 Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The credit for the shareholders' share of actuarial and other gains and losses comprises:

	2012 £m	2011 £m
IFRS basis	50	21
Additional shareholders' interest[note 1(c)(vi)]	12	2
EEV basis total	62	23

8 Effect of changes in economic assumptions

The effect of changes in economic assumptions for in-force business, net of the related change in the time value of cost of options and guarantees, included within profit before tax (including actual investment returns) arise as follows:

(i) Group summary

	2012 £m	2011 £m
Asia operations[note (ii)]	(149)	279
US operations[note (iii)]	85	(144)
UK insurance operations[note (iv)]	48	(293)
Total	(16)	(158)

(ii) Asia operations

The effect of changes in economic assumptions for Asia operations in 2012 of £(149) million principally arises in Hong Kong of £(320) million, primarily reflecting the effect on projected cash flows of de-risking the asset portfolio and the reduction in fund earned rates on participating business, driven by the very low interest rate environment, and in Vietnam of £(47) million, following the fall in bond yields. There are partial offsets which in total are £218 million, principally arising in Malaysia and Indonesia, mainly reflecting the positive impact of discounting projected health and protection profits at lower rates, driven by the decrease in risk discount rates.

The effect of changes in economic assumptions for 2011 of a credit of £279 million principally arose in Singapore of £160 million, Malaysia of £97 million and Indonesia of £94 million, primarily reflecting the positive impact of discounting projected health and protection profits at lower rates, driven by the decrease in risk-free rates. There is a partial offset arising in Hong Kong of £(57) million, primarily reflecting the reduction in fund earned rates for participating business.

(iii) US operations

The effect of changes in economic assumptions for US operations reflects the following:

	2012 £m	2011 £m
Effect of changes in 10-year treasury rates, beta and equity risk premium:[note (a)]		
Fixed annuity and other general account business	20	282
Variable annuity (VA) business	(83)	(333)
Decrease (increase) in additional allowance for credit risk[note (b)]	148	(93)
	85	(144)

Notes

(a) For Jackson, the effect of changes in economic assumptions represents the aggregate of the effects of changes to projected returns and the risk discount rate. The risk discount rate, as discussed in note 1(b)(iii), represents the aggregate of the risk-free rate and margin for market risk, credit risk and non-diversifiable non-market risk.

For fixed annuity and other general account business the effect of changes to the risk-free rate, which is defined as the 10-year treasury rate, is reflected in the risk discount rate. This discount rate is in turn applied to projected cash flows which principally reflect projected spread, which is largely insensitive to changes in the risk free rate. Secondary effects on the cash flows also result from changes to assumed future yield and resulting policyholder behaviour. For VA business, changes to the risk-free rate are also reflected in determining the risk discount rate. However, the projected cash flows are also reassessed for altered investment returns on the underlying separate account assets on which fees are charged. In 2012, for fixed annuity and other general account business the credit of £20 million principally arises from the effect of a lower discount rate on the opening value of the in-force book, driven by the 10 basis points reduction in the risk free rate (as shown in note 17(ii)), partially offset by the effect for the acquired REALIC book, reflecting the 20 basis point increase in the risk-free rate from the 4 September acquisition date.

For 2011, the credit of £282 million reflected the 140 basis points reduction in the risk-free rate. For VA business, the charge of £(83) million (2011: £(333) million) reflects the 10 basis points reduction (2011: a reduction of 140 basis points) in the risk-free rate (as shown in note 17(ii)).

(b) For 2012, the £148 million effect of the decrease in the additional allowance within the risk discount rate for credit risk reflects the reduction in credit spreads and represents a 50 basis points decrease for spread business, including the acquired REALIC business (from 200 basis points in 2011 to 150 basis points in 2012), and 10 basis points decrease for VA business (from 40 basis points in 2011 to 30 basis points in 2012), representing the proportion of business invested in the general account (as described in note 1(b)(iii)).

For 2011, the effect of £(93) million for the increase in the risk margin allowance within the risk discount rate for credit risk represented a 50 basis points increase for spread business and 10 basis points increase for VA business.

EEV basis supplementary information Financial statements

344 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

8 Effect of changes in economic assumptions continued

(iv) UK insurance operations

The effect of changes in economic assumptions of a credit of £48 million for UK insurance operations for 2012 comprises the effect of:

	2012 £m	2011 £m
Shareholder-backed annuity business[note (a)]		
Effect of change in:		
Expected long-term rates of return, risk discount rates and other changes	140	278
Tax regime[note (b)]	(46)	–
	94	278
With-profits and other business[note (c)]		
Effect of changes in expected long-term rates of return	(62)	(1,113)
Effect of changes in risk discount rates	24	627
Other changes	(8)	(84)
	(46)	(570)
	48	(292)

Notes

(a) For shareholder-backed annuity business the overall effect of changes in expected long-term rates of return and risk discount rates for the years shown above reflect the combined effects of the changes in economic assumptions, which incorporate a default allowance for both best estimate defaults and in respect of the additional credit risk provisions (as shown in note 17(iii)).

(b) The change in the insurance tax regime was enacted on 17 July 2012. The effect of £(46) million reflects the change in pattern of taxable profits for shareholder-backed annuity business arising from the acceleration of tax payments due to the altered timing of relief on regulatory basis provisions.

(c) For with-profits and other business the total charge in 2012 of £(46) million reflects the changes in fund earned rates and risk discount rate (as shown in note 17(iii)), driven by the 20 basis points decrease in the gilt rate.

For 2011, the charge of £(1,113) million for the effect of changes in expected long-term rates of return arises from the reduction in fund earned rates, driven by the 1.5 per cent decrease in gilt rates and reduction in additional returns assumed on corporate bonds, reflecting changes in asset mix. The credit of £627 million for the effect of changes in risk discount rates reflects the 1.35 per cent reduction in the risk discount rate, driven by the 1.5 per cent decrease in gilt rates, partly offset by the impact of an increase in beta for with-profits business. Beta allowances are explained in note 1(b)(iii).

Notes on the EEV basis results Prudential plc Annual Report 2012 345

9 Analysis of movement in free surplus

Free surplus is the excess of the net worth over the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV Principles.

	2012 £m		
Long-term business and asset management operations note (i)	Long-term business note 14	Asset management and UK general insurance commission note (iii)	Free surplus of long-term business, asset management and UK general insurance commission
Underlying movement:			
Investment in new business note (ii)	(618)	–	(618)
Business in force:			
Expected in-force cash flows (including expected return on net assets)	2,019	386	2,405
Effects of changes in operating assumptions, operating experience variances and other operating items	295	–	295
	1,696	386	2,082
Changes in non-operating items note (iv)	(163)	84	(79)
Gain on dilution of Group's holdings note 4	–	42	42
Effect of acquisition of REALIC notes 5 and (v)	(169)	–	(169)
	1,364	512	1,876
Net cash flows to parent company note (vi)	(921)	(279)	(1,200)
Exchange movements, timing differences and other items note (vii)	(325)	(83)	(408)
Net movement in free surplus	118	150	268
Balance at 1 January 2012	2,839	582	3,421
Balance at 31 December 2012	2,957	732	3,689
Representing:			
Asia operations	974	207	1,181
US operations	1,211	108	1,319
UK operations	772	417	1,189
	2,957	732	3,689
Balance at 1 January 2012			
Representing:			
Asia operations	1,067	211	1,278
US operations	1,220	113	1,333
UK operations	552	258	810
	2,839	582	3,421

Notes

(i) All figures are shown net of tax.

(ii) Free surplus invested in new business is for the effects of setting aside required capital and incurring acquisition costs.

(iii) For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' equity.

(iv) Changes in non-operating items
This represents short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions for long-term business operations.
Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations.

(v) The effect on free surplus of the purchase of REALIC reflects the difference between the consideration of £370 million and the free surplus of REALIC at the acquisition date.

(vi) Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.

EEV basis supplementary information Financial statements

346 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

[Graphic Appears Here]

Notes on the EEV basis results Prudential plc Annual Report 2012 347

[Graphic Appears Here]

348 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

[Graphic Appears Here]

Notes

(i) For the purposes of the table above, goodwill related to Asia long-term operations is included in Other operations.

(ii) Intra-group dividends (including statutory transfers) represent dividends that have been declared in the year and amounts accrued in respect of statutory transfers. For long-term business operations, the difference between the net amount of Ł999 million for intra-group dividends (including statutory transfers) and investment in operations shown above and the net cash flows to parent company of Ł921 million (as shown in note 9) primarily relates to intra-group loans, timing differences arising on statutory transfers and other non-cash items.

(iii) The additional retained profit on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of Ł(536) million (2011: Ł(187) million) (as shown in note 10).

Notes on the EEV basis results Prudential plc Annual Report 2012 349

12 Tax attributable to shareholders’ profit

The tax charge comprises:

2012 Łm 2011 Łm

Tax charge on operating profit based on longer-term investment returns:

Long-term business:

Asia operations 420 402

US operations 513 487

UK insurance operations 168 221

1,101 1,110

Other operations 44(66)

Total tax charge on operating profit based on longer-term investment returns 1,145 1,044

Tax charge (credit) on items not included in operating profit:

Tax charge (credit) on short-term fluctuations in investment returns 44(210)

Tax charge on shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes 14 6

Tax charge (credit) on effect of changes in economic assumptions 4(64)

Total tax charge (credit) on items not included in operating profit 62(268)

Tax charge on profit attributable to shareholders (including tax on actual investment returns) 1,207 776

13 Earnings per share (EPS)

2012 Łm 2011 Łm

Operating Total* Operating Total

Profit before tax 4,321 5,020 3,978 2,922

Tax(1,145)(1,207)(1,044)(776)

Non-controlling interests – –(4)(4)

Profit after tax and non-controlling interests 3,176 3,813 2,930 2,142 EEV

EPS (pence) 125.0p 150.1p 115.7p 84.6p

Average number of shares (millions) 2,541 2,541 2,533 2,533 basis

* Total profit in 2012 includes a gain of Ł453 million relating to the acquisition of REALIC – see note 5. supplementary information

Financial

statements

350 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

14 Reconciliation of net worth and value of in-force for long-term businessnote(i)

2012 Łm

Total

Value of long-term

Free Required Total net in-force business

surplus capital worth business operations

note 9 note (vi)

Group

Shareholders’ equity at 1 January 2012 2,839 3,447 6,286 13,364 19,650

New business contributionnotes (iii), (iv)(618) 454(164) 1,955 1,791

Existing business – transfer to net worth 1,923(324) 1,599(1,599) –

Expected return on existing business 96 85 181 929 1,110

Changes in operating assumptions and experience variances 295 50 345 51 396

Changes in non-operating assumptions and experience

variances(163) 109(54) 409 355

Gain on acquisition of REALICnotes 5 and (v)(169) 169 – 453 453

Profit after tax from long-term business 1,364 543 1,907 2,198 4,105

Exchange movements on foreign operations and net

investment hedges(92)(92)(184)(339)(523)

Intra-group dividends (including statutory transfers) and

investment in operationsnote (ii)(1,187) –(1,187) 188(999)

Mark to market value movements on Jackson assets backing

surplus and required capital 35 – 35 – 35

Other transfers from net worth(2) –(2) –(2)

Shareholders’ equity at 31 December 2012 2,957 3,898 6,855 15,411 22,266

Representing:

Asia operations

Shareholders’ equity at 1 January 2012 1,067 860 1,927 6,583 8,510

New business contributionnote (iv)(292) 97(195) 1,177 982

Existing business – transfer to net worth 635(3) 632(632) –

Expected return on existing business 56 – 56 413 469

Changes in operating assumptions and experience variances 80 25 105(23) 82

Changes in non-operating assumptions and experience

variances 114 16 130 92 222

Profit after tax from long-term business 593 135 728 1,027 1,755

Exchange movements on foreign operations and net

investment hedges(38)(25)(63)(208)(271)

Intra-group dividends (including statutory transfers)

and investment in operationsnote (ii)(656) –(656) 116(540)

Other transfers to net worth 8 – 8 – 8

Shareholders’ equity at 31 December 2012 974 970 1,944 7,518 9,462

Notes on the EEV basis results Prudential plc Annual Report 2012 351

2012 Łm

Total

Value of long-term

Free Required Total net in-force business

surplus capital worth business operations

note 9 note (vi)

US operations

Shareholders’ equity at 1 January 2012 1,220 1,371 2,591 2,491 5,082

New business contributionnote (iv)(281) 271(10) 578 568

Existing business – transfer to net worth 777(242) 535(535) –

Expected return on existing business 40 48 88 180 268

Changes in operating assumptions and experience variances 219 19 238 21 259

Changes in non-operating assumptions and experience

variances(330) 31(299) 164(135)

Gain on acquisition of REALICnotes 5 and (v)(169) 169 – 453 453

Profit after tax from long-term business 256 296 552 861 1,413

Exchange movements on foreign operations and net

investment hedges(54)(67)(121)(131)(252)

Intra-group dividends (including statutory transfers)(252) –(252) –(252)

Mark to market value movements on Jackson assets backing

surplus and required capital 35 – 35 – 35

Other transfers to net worth 6 – 6 – 6

Shareholders’ equity at 31 December 2012 1,211 1,600 2,811 3,221 6,032

UK insurance operations

Shareholders’ equity at 1 January 2012 552 1,216 1,768 4,290 6,058

New business contributionnote (iv)(45) 86 41 200 241

Existing business – transfer to net worth 511(79) 432(432) –

Expected return on existing business – 37 37 336 373

Changes in operating assumptions and experience variances(4) 6 2 53 55

Changes in non-operating assumptions and experience

variances 53 62 115 153 268

Profit after tax from long-term business 515 112 627 310 937 EEV

Intra-group dividends (including statutory transfers)note (ii)(279) –(279) 72(207) basis

Other transfers from net worth(16) –(16) –(16)

Shareholders’ equity at 31 December 2012 772 1,328 2,100 4,672 6,772 supplementary information

Financial

statements

352 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

14 Reconciliation of net worth and value of in-force for long-term businessnote(i) continued

Notes

(i) All figures are shown net of tax.

(ii) The amounts shown in respect of free surplus and the value of in-force business for Asia and UK insurance operations for intra-group dividends (including statutory transfers) and investment in operations include the repayment of contingent loan funding. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(iii) The movements arising from new business contribution are as follows:

2012 Łm 2011 Łm

Free surplus invested in new business(618)(553)

Increase in required capital 454 406

Reduction in total net worth(164)(147)

Increase in the value associated with new business 1,955 1,683

Total post-tax new business contribution 1,791 1,536

(iv) Free surplus invested in new business is as follows:

2012 Łm 2011 Łm

Total Total

UK long-term UK long-term

Asia US insurance business Asia US insurance business

operations operations operations operations operations operations operations operations

Pre-tax new business contributionnote 2 1,266 873 313 2,452 1,076 815 260 2,151

Tax(284)(305)(72)(661)(265)(285)(65)(615)

Post-tax new business contribution 982 568 241 1,791 811 530 195 1,536

Free surplus invested in new business(292)(281)(45)(618)(297)(202)(54)(553)

Post-tax new business contribution per

Ł1 million free surplus invested 3.4 2.0 5.4 2.9 2.7 2.6 3.6 2.8

(v) The effect on free surplus of the purchase of REALIC reflects the difference between the consideration of Ł370 million and the free surplus of REALIC at the acquisition date. The REALIC free surplus represents the excess of net worth over required capital. The incremental value of in-force of Ł453 million represents the amount which is recognised on the EEV reporting basis over and above the net worth.

(v) The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents:

31 December 2012 Łm 31 December 2011 Łm

Total Total

UK long-term UK long-term

Asia US insurance business Asia US insurance business

operations operations operations operations operations operations operations operations note

Value of in-force business before deduction of

cost of capital and time value of guarantees 7,903 3,992 4,916 16,811 6,922 3,222 4,598 14,742

Cost of capital(352)(121)(244)(717)(317)(135)(241)(693)

Cost of time value of guarantees(33)(650) –(683)(22)(596)(67)(685)

Net value of in-force business 7,518 3,221 4,672 15,411 6,583 2,491 4,290 13,364

Note

A provision for the cost of time value of options and guarantees for UK insurance operations is no longer required.

Notes on the EEV basis results Prudential plc Annual Report 2012 353

15 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2012 and 2011 totals in the tables below for the emergence of free surplus as follows:

2012 Łm

2011 Łm

Required capitalnote 14

3,898

3,447

Value of in-force (VIF)note 14

15,411

13,364

Add back: deduction for cost of time value of guaranteesnote 14

683

685

Other itemsnote

(1,401)

(1,214)

18,591

16,282

Note

‘Other items’ represent amounts incorporated into VIF where there is no defi nitive timeframe for when the payments will be made or receipts received. In particular, other items includes the deduction of the value of the shareholders’ interest in the estate, the value of which is derived by increasing fi nal bonus rates so as to exhaust the estate over the lifetime of the in-force with-profi ts business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profi le below.

Cashflows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cashflows use the same methodology underpinning the Group’s embedded value reporting and so is subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

2012 Łm

Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus

2012 total as

shown above 1-5 years 6 -10 years 11-15 years 16 -20 years 21-40 years 40+ years

Asia operations 8,410 2,987 1,873 1,181 840 1,297 232

US operations 5,439 2,723 1,607 698 301 110 –

UK insurance operations 4,742 1,890 1,185 756 456 445 10

Total 18,591 7,600 4,665 2,635 1,597 1,852 242

100% 41% 25% 14% 9% 10% 1% EEV

2011 Łm basis

Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus

2011 total as

shown above 1-5 years 6 -10 years 11-15 years 16 -20 years 21-40 years 40+ years supplementary

Asia operations 7,387 2,582 1,596 1,012 732 1,262 203

US operations 4,267 2,241 1,287 490 173 76 –

UK insurance operations 4,628 1,864 1,166 743 453 394 8

Total 16,282 6,687 4,049 2,245 1,358 1,732 211 information

100% 41% 25% 14% 8% 11% 1%

Financial

statements

354 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

16 Sensitivity of results to alternative assumptions

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2012 (31 December 2011) and the new business contribution after the effect of required capital for 2012 and 2011 to:

1 per cent increase in the discount rates;

1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values offixed interest assets, risk discount rates); 1 per cent rise in equity and property yields; 10 per cent fall in market value of equity and property assets (embedded value only); Holding company statutory minimum capital (by contrast to required capital), (embedded value only); 5 basis point increase in UK long-term expected defaults; and 10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution

2012 Łm 2011 Łm

Total Total

UK long-term UK long-term

Asia US insurance business Asia US insurance business

operations operations operations operations operations operations operations operations

New business contributionnote 2 1,266 873 313 2,452 1,076 815 260 2,151

Discount rates – 1% increase(163)(40)(38)(241)(139)(45)(36)(220)

Interest rates – 1% increase 33 104 6 143 2 81 5 88

Interest rates – 1% decrease(106)(161)(11)(278)(72)(117)(6)(195)

Equity/property yields – 1% rise 48 97 13 158 50 92 11 153

Long-term expected defaults – 5 bps increase – –(10)(10) – –(8)(8)

Liquidity premium – 10 bps increase – – 20 20 – – 16 16

Embedded value of long-term business operations

31 December 2012 Łm 31 December 2011 Łm

Total Total

UK long-term UK long-term

Asia US insurance business Asia US insurance business

operations operations operations operations operations operations operations operations

Shareholders’ equitynote 11 9,462 6,032 6,772 22,266 8,510 5,082 6,058 19,650

Discount rates – 1% increase(879)(209)(482)(1,570)(771)(147)(443)(1,361)

Interest rates – 1% increase(218)(124)(328)(670)(376)(106)(343)(825)

Interest rates – 1% decrease 85 49 399 533 253 58 400 711

Equity/property yields – 1% rise 328 230 202 760 329 185 205 719

Equity/property market values – 10% fall(159)(69)(309)(537)(159) 16(326)(469)

Statutory minimum capital 108 89 4 201 114 92 4 210

Long-term expected defaults – 5 bps increase – –(112)(112) – –(98)(98)

Liquidity premium – 10 bps increase – – 224 224 – – 196 196

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profi t analysis for the following year. These are for the effect of economic assumption changes and, to the extent that asset value changes are included in the sensitivities, within short-termfluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profi t for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders’ equity would also be affected by changes in interest rates.

Notes on the EEV basis results Prudential plc Annual Report 2012 355

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2012 (31 December 2011) and the new business contribution after the effect of required capital for 2012 and 2011 to:

10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of Ł10 per annum would represent an expense assumption of Ł9 per annum); 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and 5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

New business contribution

Notes on the EEV basis results Prudential plc Annual Report 2012 355

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2012 (31 December 2011) and the new business contribution after the effect of required capital for 2012 and 2011 to:

- 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
- 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
- 5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

New business contribution

	2012 £m				2011 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
New business contribution[note 2]	1,266	873	313	2,452	1,076	815	260	2,151
Maintenance expenses – 10% decrease	32	13	4	49	26	11	7	44
Lapse rates – 10% decrease	95	26	7	128	92	24	10	126
Mortality and morbidity – 5% decrease	76	5	(11)	70	60	9	(9)	60
Change representing effect on:								
Life business	76	5	3	84	60	9	3	72
UK annuities	–	–	(14)	(14)	–	–	(12)	(12)

Embedded value of long-term business operations

	31 December 2012 £m				31 December 2011 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equity[note 11]	9,462	6,032	6,772	22,266	8,510	5,082	6,058	19,650
Maintenance expenses – 10% decrease	137	50	56	243	117	44	52	213
Lapse rates – 10% decrease	333	225	66	624	342	157	65	564
Mortality and morbidity – 5% decrease	387	178	(273)	292	289	92	(227)	154
Change representing effect on:								
Life business	387	178	13	578	289	92	12	393
UK annuities	–	–	(286)	(286)	–	–	(239)	(239)

(c) Effect of proposed change in UK corporation tax rate

The proposed rate change from 23 per cent to 22 per cent announced in the 2012 Budget on 21 March 2012 has been reduced by a further 1 per cent to 21 per cent in the Autumn Statement on 5 December 2012. The change from 23 per cent to 21 per cent is expected to be effective 1 April 2014 and when substantively enacted it would have the impact of increasing the net of tax value of in-force business of UK insurance operations at 31 December 2012 by around £65 million.

EEV basis supplementary information Financial statements

356 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

17 Assumptions

Deterministic assumptions

The tables below summarise the principalfinancial assumptions:

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

[Graphic Appears Here]

Equity risk premiums in Asia range from 3.25 per cent to 8.8 per cent for 2012 (2011: 3.25 per cent to 8.7 per cent).

Notes

(a) The weighted risk discount rates for Asia operations shown above have been determined by weighting each country’s risk discount rates by reference to the EEV basis new business result and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.

(c) The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.

(d) The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

31 Dec 2012% 31 Dec 2011%

Hong Kong 5.8 5.9

Malaysia 9.5 9.7

Singapore 7.35 7.7

Notes on the EEV basis results Prudential plc Annual Report 2012 357

(ii) US operations

31 Dec 2012% 31 Dec 2011%

Assumed new business spread margins:notes (a), (c)

Fixed annuity business*:

January to June issues 1.4† 1.75†

July to December issues 1.1† 1.75†

Fixed index annuity business:

January to June issues 1.75† 2.25

July to December issues 1.35† 2.25

Institutional business 1.25 1.0

Risk discount rate:note (d)

Variable annuity 6.5 6.7

Non-variable annuity 4.0 4.6

Weighted average total:note (b)

New business 6.3 6.5

In force 5.6 6.0

US 10-year treasury bond rate at end of year 1.8 1.9

Pre-tax expected long-term nominal rate of return for US equities 5.8 5.9

Equity risk premium 4.0 4.0

Expected long-term rate of inflation 2.5 2.0

* Including the proportion of variable annuity business invested in the general account.

† Grading up linearly by 25 basis points to a long-term assumption over five years.

Notes

(a) The assumed new business spread margins shown above are the rates at inception. For fixed annuity business (including the proportion of variable annuity business invested in the general account) in both years the assumed spread margin grades up linearly by 25 basis points to the long-term assumption over five years. In 2012, for fixed index annuity business the assumed spread margin also grades up linearly by 25 basis points to the long-term assumption over five years. For fixed index annuity business in 2011 and institutional business in both years the assumption applies from inception (ie no grading).

(b) The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The decrease in the weighted average risk discount rates from 2011 to 2012 primarily reflects the decrease in the US 10-year treasury bond rate of 10 basis points together with the effect of the decrease in additional allowance for credit risk (as described in note (d) below).

(c) Credit risk treatment

The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a EEV mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The yield also reflects an allowance for a risk margin reserve which for 2012 is 28 basis points (2011: 27 basis points) for long-term defaults (as described in note 1(b)(iii)), which represents the allowance as at the basis valuation date applied in the cash flow projections of the value of the in-force business.

In the event that long-term default levels are higher, then unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

(d) For US operations, the risk discount rates shown above include an additional allowance for a combination of credit risk premium and short-term downgrade and default allowance for general account business of 150 basis points (2011: 200 basis points) and for variable annuity business of 30 basis points

(2011: 40 basis points) to reflect the fact that a proportion of the variable annuity business is allocated to the general account (as described in note 1(b)(iii)). supplementary information

Financial

statements

358 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

17 Assumptions continued

(iii) UK insurance operations

	31 Dec 2012 %	31 Dec 2011 %
Shareholder-backed annuity business:[note (d)]		
Risk discount rate:		
New business[note (a)]	6.9	7.7
In force[note (b)]	7.95	8.6
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:		
New business	4.2	4.85
In force[note (b)]	3.9	4.4
Other business:[note (d)]		
Risk discount rate:[note (c)]		
New business	5.2	5.3
In force	5.6	5.65
Equity risk premium	4.0	4.0
Pre-tax expected long-term nominal rates of investment return:		
UK equities	6.3	6.5
Overseas equities	5.8 to 9.6	5.9 to 9.9
Property	5.1	5.2
Gilts	2.3	2.5
Corporate bonds	3.9	4.0
Expected long-term rate of inflation	2.9	3.0
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:		
Pension business (where no tax applies)	5.0	5.1
Life business	4.35	4.4

Notes

(a) The new business risk discount rate for shareholder-backed annuity business incorporates an allowance for best estimate defaults and additional credit risk provisions, appropriate to the new business assets, over the projected lifetime of this business. These additional provisions comprise of a credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults.

(b) For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and the risk discount rates for in-force business mainly reflect the effect of changes in asset yields.

(c) The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

(d) Credit spread treatment

For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a 'market consistent embedded value' including liquidity premium. The liquidity premium in the 'market consistent embedded value' is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. For Prudential Retirement Income Limited, which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk for the in-force business at 31 December 2012 is made up of:

(1) 15 basis points in respect of long-term expected defaults derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard and Poor's and Fitch; and

(2) 50 basis points in respect of additional provisions which comprise a credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults.

The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as follows:

New business*	31 December 2012 (bps)	31 December 2011 (bps)
Bond spread over swap rates	150	139
Total credit risk allowance†	35	35
Liquidity premium	115	104
In-force business		
Bond spread over swap rates	161	201
Total credit risk allowance	65	66
Liquidity premium	96	135

* The new business liquidity premium is based on the weighted average of the point of sale liquidity premia.
† Specific assets are allocated to the new business for the period with the appropriate allowance for credit risk which was 35 basis points for 2012 and 2011.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Notes on the EEV basis results Prudential plc Annual Report 2012 359

Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

(iv) Asia operations

- The same asset return models as described for UK insurance operations below, appropriately calibrated, have been used for Asia operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset;
- The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations; and
- The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent (2011: 0.9 per cent to 2.4 per cent).

(v) US operations (Jackson)

- Interest rates are projected using a log-normal generator calibrated to historical US treasury yield curves;
- Corporate bond returns are based on treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and
- Variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 19 per cent to 32 per cent for all periods throughout these results, depending on the risk class and the class of equity, and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent (2011: 2.1 per cent to 2.4 per cent).

(vi) UK insurance operations

- Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
- The risk premium on equity assets is assumed to follow a log-normal distribution;
- The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and
- Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a risk-free bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied for both years are as follows:

	31 Dec 2012 %	31 Dec 2011 %
Equities:		
UK	20	20
Overseas	18	18
Property	15	15

EEV basis supplementary information Financial statements

360 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

17 Assumptions continued

(vii) Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

(viii) Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan) and India (where the business model is being adapted in response to the regulatory changes introduced in recent years), expense overruns are permitted provided these are short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure comprises:
- Expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and
- Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations, and is charged as incurred. These costs are primarily for corporate related activities and included within corporate expenditure.

(ix) Taxation and other legislation
Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and substantively enacted in the year.

The sensitivity of the embedded value as at 31 December 2012 to the effect of the forthcoming change in the UK corporate tax rates is shown in note 16(c).

Notes on the EEV basis results Prudential plc Annual Report 2012 361

18 New business premiums and contributions[note (i)]

	Single		Regular		Annual premium and contribution equivalents (APE)		Present value of new business premiums (PVNBP)	
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Group insurance operations								
Asia	1,568	1,456	1,740	1,514	1,897	1,660	10,544	8,910
US	14,504	12,562	12	19	1,462	1,275	14,600	12,720
UK	6,286	4,871	207	259	836	746	7,311	6,111
Group total	22,358	18,889	1,959	1,792	4,195	3,681	32,455	27,741
Asia insurance operations								
Hong Kong	157	180	380	313	396	331	2,316	2,023
Indonesia	359	250	410	338	446	363	2,097	1,435
Malaysia	98	79	208	215	218	223	1,388	1,225
Philippines	172	95	28	20	45	30	254	153
Singapore	399	371	261	198	301	235	2,314	1,855
Thailand	12	11	36	26	37	27	140	102
Vietnam	1	1	44	42	45	42	159	143
SE Asia operations including Hong Kong	1,198	987	1,367	1,152	1,488	1,251	8,668	6,936
China[note (ii)]	37	46	53	54	56	59	277	294
Korea	94	71	86	94	95	101	438	542
Taiwan	172	217	138	126	156	148	723	672
India[note (iii)]	67	135	96	88	102	101	438	466
Total Asia operations	1,568	1,456	1,740	1,514	1,897	1,660	10,544	8,910
US insurance operations								
Fixed annuities	581	472	–	–	58	47	581	472
Fixed index annuities	1,094	934	–	–	109	93	1,094	934
Life	6	10	12	19	12	20	102	168
Variable annuities	12,445	10,909	–	–	1,245	1,091	12,445	10,909
Wholesale	378	237	–	–	38	24	378	237
Total US insurance operations	14,504	12,562	12	19	1,462	1,275	14,600	12,720
UK and Europe insurance operations								
Direct and partnership annuities	297	328	–	–	30	33	297	328
Intermediated annuities	653	241	–	–	65	24	653	241
Internal vesting annuities	1,456	1,223	–	–	146	122	1,456	1,223
Total individual annuities	2,406	1,792	–	–	241	179	2,406	1,792
Corporate pensions	303	184	159	215	189	233	1,045	1,224
Onshore bonds	2,275	1,779	–	–	228	178	2,277	1,781
Other products	894	780	48	44	137	122	1,175	978
Wholesale	408	336	–	–	41	34	408	336
Total UK and Europe insurance operations	6,286	4,871	207	259	836	746	7,311	6,111
Group total	22,358	18,889	1,959	1,792	4,195	3,681	32,455	27,741

Notes

(i) The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

(ii) New business in China is included at Prudential's 50 per cent interest in the China life operation.

(iii) New business in India is included at Prudential's 26 per cent interest in the India life operation.

EEV basis supplementary information Financial statements

362 Financial statements Prudential plc Annual Report 2012

Notes on the EEV basis results continued

19 Other developments

Acquisition of Thanachart Life Assurance Company Limited

On 5 November 2012, Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand) entered into an agreement to acquire 100 per cent of Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank Public Company limited (Thanachart Bank). The consideration for Thanachart Life is THB 17.5 billion (Ł352 million at the year end exchange rate) settled in cash on completion, with a further payment of THB 0.5 billion (Ł10 million) payable 12 months after completion, subject to a post-completion adjustment to refl ect the net asset value as at the completion date. The transaction is subject to regulatory approval and is expected to close in thefirst half of 2013. Upon completion of the transaction, Thanachart Life will become a wholly-owned subsidiary of Prudential Thailand.

As part of the deal, Prudential Thailand and Thanachart Bank have entered into an agreement to establish an exclusive 15-year partnership to develop jointly their bancassurance business in Thailand. This transaction builds on Prudential’s strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group’s multichannel distribution strategy.

Notes on the EEV basis results/Statement of directors’ responsibilities Prudential plc Annual Report 2012 363

Statement of directors’ responsibilities

in respect of the European Embedded Value

(EEV) basis supplementary information

The directors have chosen to prepare supplementary information in accordance with the EEV Principles issued in May 2004 by

the European CFO Forum as supplemented by the Additional

Guidance on EEV Disclosures issued in October 2005.

When compliance with the EEV Principles is stated, those

principles require the directors to prepare supplementary

information in accordance with the Embedded Value

Methodology (EVM) contained in the EEV Principles and to

disclose and explain any non-compliance with the EEV guidance included in the EEV Principles.

In preparing the EEV supplementary information, the directors have:

Prepared the supplementary information in accordance with

the EEV Principles;

Identifi ed and described the business covered by the EVM;

Applied the EVM consistently to the covered business;

Determined assumptions on a realistic basis, having regard

to past, current and expected future experience and to any

relevant external data, and then applied them consistently;

Made estimates that are reasonable and consistent; and

Described the basis on which business that is not covered

business has been included in the supplementary information,

including any material departures from the accounting

framework applicable to the Group’s fi nancial statements.

EEV basis supplementary information/Directors’ responsibilities Financial statements

364 Financial statements Prudential plc Annual Report 2012

Independent auditor’s report to

Prudential plc on the European Embedded Value (EEV) basis supplementary information

We have audited the EEV basis supplementary information (the supplementary information) of Prudential plc (the Company) for the year ended 31 December 2012 set out on pages 326 to 362. Thefinancial reporting framework that has been applied in the preparation of the supplementary information is the European Embedded Value Principles issued in May 2004 by the European CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 together ‘the EEV Principles’ using the methodology and assumptions set out on pages 331 to 336 and 356 to 360 respectively. The supplementary information should be read in conjunction with the Groupfinancial statements which are on pages 147 to 314.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement set out on page 363, the directors have accepted responsibility for the preparation of the supplementary information on the EEV basis in accordance with the EEV Principles.

Our responsibility is to audit, and express an opinion on, the supplementary information in accordance with the terms of our engagement and in accordance with International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the supplementary information

An audit involves obtaining evidence about the amounts and disclosures in the supplementary information suffi cient to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of signifi cant accounting estimates made by the directors; and the overall presentation of the supplementary information. In addition, we read all thefinancial and non-fi nancial information in the annual report and accounts to identify material inconsistencies with the audited supplementary information. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on supplementary information

In our opinion, the EEV basis supplementary information of the Company for the year ended 31 December 2012 has been properly prepared, in all material respects, in accordance with the EEV Principles using the methodology and assumptions set out on pages 331 to 336 and 356 to 360 respectively.

[Graphic Appears Here]

Rees Aronson for and on behalf of KPMG Audit Plc Chartered Accountants London

12 March 2013

Independent auditor’s report/Additional unaudited fi nancial information Prudential plc Annual Report 2012 365

Index to the additional unaudited fi nancial information

I. Selected historical financial information of Prudential

366 Selected historical financial information of Prudential

II. IFRS profit and loss information

369 a Analysis of long-term insurance business pre-tax IFRS

operating profit based on longer-term investment returns

by driver

374 b Asia operations – analysis of IFRS operating profit by territory

375 c Analysis of asset management operating profit based on longer-term investment return

III. Other information

376 a Funds under management

378 b Reconciliation of expected transfer of value of in-force

(VIF) and required capital business to free surplus

382 c Option schemes

366 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information

I: Selected historical financial information of Prudential

The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU) and European Embedded Value (EEV).

This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document.

Income statement data

	Year ended 31 December*				
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
IFRS basis results					
Gross premium earned	29,910	25,706	24,568	20,299	18,993
Outward reinsurance premiums	(506)	(429)	(357)	(323)	(204)
Earned premiums, net of reinsurance	29,404	25,277	24,211	19,976	18,789
Investment return	24,051	9,360	21,769	26,889	(30,202)
Other income	2,021	1,869	1,666	1,234	1,146
Total revenue, net of reinsurance	55,476	36,506	47,646	48,099	(10,267)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(45,953)	(29,289)	(40,518)	(41,195)	10,824
Acquisition costs and other expenditure	(6,055)	(5,120)	(4,989)	(4,756)	(2,457)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(280)	(286)	(257)	(209)	(172)
Loss on sale of Taiwan agency business	–	–	–	(559)	–
Total charges, net of reinsurance	(52,288)	(34,695)	(45,764)	(46,719)	8,195
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)*note (i)	3,188	1,811	1,882	1,380	(2,072)
Tax (charge) credit attributable to policyholders' returns	(378)	17	(611)	(818)	1,624
Profit (loss) before tax attributable to shareholders	2,810	1,828	1,271	562	(448)
Tax (charge) credit attributable to shareholders' returns	(613)	(409)	40	10	58
Profit (loss) from continuing operations after tax	2,197	1,419	1,311	572	(390)
Discontinued operations (net of tax)	–	–	–	(14)	–
Profit (loss) for the year	2,197	1,419	1,311	558	(390)
Based on profit (loss) for the year attributable to the equity holders of the Company:					
Basic earnings per share (in pence)	86.5p	55.8p	51.8p	22.3p	(16.0)p
Diluted earnings per share (in pence)	86.4p	55.7p	51.7p	22.2p	(16.0)p
Dividend per share declared and paid in reporting period (in pence)note (ii)	25.64p	25.19p	20.17p	19.20p	18.29p

* The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2008 to 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied.

Additional unaudited financial information Prudential plc Annual Report 2012 367

Supplementary IFRS income statement data

	Year ended 31 December*				
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Operating profit based on longer-term investment returns[note (2)]	2,533	2,027	1,826	1,428	1,248
Short-term fluctuations in investment returns on shareholder-backed business	204	(220)	(198)	(171)	(1,684)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	21	(10)	(74)	(13)
Costs of terminated AIA transaction	–	–	(377)	–	–
Gain on dilution of Group's holdings	42	–	30	–	–
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(19)	–	–	–	–
Loss on sale and results of Taiwan agency business	–	–	–	(621)	1
Profit (loss) from continuing operations before tax attributable to shareholders[note (2)]	2,810	1,828	1,271	562	(448)
Operating earnings per share (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests and excluding 2010 exceptional tax credit) (in pence)	76.8p	62.8p	59.0p	44.0p	39.0p
Operating earnings per share (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests and including 2010 exceptional tax credit) (in pence)	76.8p	62.8p	65.3p	44.0p	39.0p

* The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2008 to 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied.

Supplementary EEV income statement data

	Year ended 31 December				
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Operating profit based on longer-term investment returns[note (2)]	4,321	3,978	3,696	3,090	2,865
Short-term fluctuations in investment returns on shareholder-backed business	538	(907)	(30)	351	(4,967)
Mark to market value movements on core borrowings	(380)	(14)	(164)	(795)	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	62	23	(11)	(84)	(14)
Effect of changes in economic assumptions	(16)	(158)	(10)	(910)	(398)
Costs of terminated AIA transaction	–	–	(377)	–	–
Gain on dilution of Group's holdings	42	–	3	–	–
Gain on acquisition of REALIC	453	–	–	–	–
Profit on sale and results of Taiwan agency business	–	–	–	91	(248)
Profit (loss) from continuing operations before tax attributable to shareholders	5,020	2,922	3,107	1,743	(2,106)
Operating earnings per share (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests and excluding 2010 exceptional tax credit) (in pence)	125.0p	115.7p	106.9p	88.8p	85.1p
Operating earnings per share (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests and including 2010 exceptional tax credit) (in pence)	125.0p	115.7p	113.2p	88.8p	85.1p

Additional unaudited financial information Financial statements

368 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information continued

I: Selected historical financial information of Prudential continued

New business data

New business excluding Japan[note (3)]

	Year ended 31 December				
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Annual premium equivalent (APE) sales:					
Asia[note (3)]	1,897	1,660	1,501	1,209	1,174
US	1,462	1,275	1,164	912	716
UK	836	746	820	723	947
Total APE sales	4,195	3,681	3,485	2,844	2,837
EEV new business profit (NBP)	2,452	2,151	2,028	1,619	1,205
NBP margin (% APE)	58%	58%	58%	57%	42%

Statement of financial position data

As of and for the year ended 31 December*	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Total assets	310,253	272,745	260,040	227,103	214,858
Total policyholder liabilities and unallocated surplus of with-profits funds	271,363	236,290	224,980	196,417	182,391
Core structural borrowings of shareholder-financed operations	3,554	3,611	3,676	3,394	2,958
Total liabilities	299,889	264,138	252,475	221,230	210,193
Total equity	10,364	8,607	7,565	5,873	4,665

* The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2008 to 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied.

Other data

As of and for the year ended 31 December	2012 £bn	2011 £bn	2010 £bn	2009 £bn	2008 £bn
Funds under management[note (4)]	405	351	340	290	249
EEV shareholders' equity, excluding non-controlling interests	22.4	19.6	18.2	15.3	15.0
Insurance Groups Directive capital surplus (as adjusted)[note (5)]	5.1	4.0	4.3	3.4	1.5

Notes

1 This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

2 Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, gain on dilution of the Group's holdings and in 2010 costs associated with the terminated AIA transaction. In addition, for EEV basis results, operating profit excludes the effect of changes in economic assumptions, the market value movement on core borrowings and in 2012, the gain arising on the acquisition of REALIC. Separately, on the IFRS basis, operating profit also excludes amortisation of accounting adjustments on the acquisition of REALIC.

3 Asia comparative APE new business sales prior to 2011 exclude the Japanese insurance operations, which ceased writing new business from 15 February 2010.

4 Funds under management comprise funds of the Group held in the statement of financial position and external funds that are managed by Prudential asset management operations.

5 The surpluses shown are before allowing for the final dividends for each year, which are paid in the following year. The 2012 surplus is estimated.

Additional unaudited financial information Prudential plc Annual Report 2012 369

II(a): Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i **Spread income** represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed **as expected return on shareholder assets**;

ii **Fee income** represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses;

iii **With-profits** results represents the shareholders' transfer from the with-profits fund in the period;

iv **Insurance margin** primarily represents profits derived from the insurance risks of mortality, morbidity and persistency;

v **Margin on revenues** primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses;

vi **Acquisition costs and administration expenses** represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate); and

vii **DAC adjustments** comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

	2012 £m				
	Asia	US	UK	Unallocated	Total
Spread income	106	702	266	–	1,074
Fee income	141	875	61	–	1,077
With-profits result	39	–	272	–	311
Insurance margin	594	399	39	–	1,032
Margin on revenues	1,453	–	216	–	1,669
Expenses:					
Acquisition costs	(903)	(972)	(122)	–	(1,997)
Administration expenses	(583)	(537)	(128)	–	(1,248)
DAC adjustments	(28)	442	(8)	–	406
Expected return on shareholder assets	43	55	107	–	205
Gain on China Life (Taiwan) shares	51	–	–	–	51
Long-term business operating profit	913	964	703	–	2,580
Asset management operating profit	75	39	371	–	485
GI commission	–	–	33	–	33
Other income and expenditure*	–	–	–	(565)	(565)
Total operating profit based on longer-term investment returns	988	1,003	1,107	(565)	2,533

* Including restructuring and Solvency II implementation costs.

Additional unaudited financial information Financial statements

370 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information continued

II(a): Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver continued

	2011 £m				
	Asia	US	UK	Unallocated	Total
Spread income	88	730	247	–	1,065
Fee income	131	680	59	–	870
With-profits result	38	–	293	–	331
Insurance margin	477	232	27	–	736
Margin on revenues	1,199	–	226	–	1,425
Expenses:					
Acquisition costs	(766)	(890)	(127)	–	(1,783)
Administration expenses	(503)	(412)	(128)	–	(1,043)
DAC adjustments*	14	228	(5)	–	237
Expected return on shareholder assets	26	83	91	–	200
Long-term business operating profit	704	651	683	–	2,038
Asset management operating profit	80	24	357	–	461
GI commission	–	–	40	–	40
RPI to CPI inflation measure change on defined benefit schemes	–	–	–	42	42
Other income and expenditure†	–	–	–	(554)	(554)
Total operating profit based on longer-term investment returns	784	675	1,080	(512)	2,027

* DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in note A5 of the IFRS financial statements.
† Including restructuring and Solvency II implementation costs.

Margin analysis of long-term insurance business

The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details of the Group's average policyholder liability balances are given in D2(b), D3(b), D4(b).

	2012			2011		
Long-term business	Profit £m	Average liability note (iv) £m	Margin note (iii) bps	Profit £m	Average liability note (iv) £m	Margin note (iii) bps
Spread income	1,074	62,174	173	1,065	57,417	185
Fee income	1,077	78,807	137	870	68,298	127
With-profits result	311	95,681	33	331	93,056	36
Insurance margin	1,032			736		
Margin on revenues	1,669			1,425		
Expenses:						
Acquisition costs note (i)	(1,997)	4,195	(48)%	(1,783)	3,681	(48)%
Administration expenses	(1,248)	143,321	(87)	(1,043)	125,715	(83)
DAC adjustments note (ii)	406			237		
Expected return on shareholder assets	205			200		
Gain on China Life (Taiwan) shares	51			–		
Operating profit	2,580			2,038

Additional unaudited financial information Prudential plc Annual Report 2012 371

Long-term business	Asia					
	2012			2011		
	Profit £m	Average liability £m	Margin note (iii) bps	Profit £m	Average liability £m	Margin note (iii) bps
Spread income	106	6,720	158	88	5,623	157
Fee income	141	13,022	108	131	12,370	106
With-profits result	39	12,990	30	38	11,775	32
Insurance margin	594			477		
Margin on revenues	1,453			1,199		
Expenses:						
Acquisition costs[note (i)]	(903)	1,897	(48)%	(766)	1,660	(46)%
Administration expenses	(583)	19,742	(295)	(503)	17,993	(280)
DAC adjustments[note (ii)]	(28)			14		
Expected return on shareholder assets	43			26		
Gain on China Life (Taiwan) shares	51			–		
Operating profit	913			704		

Notes

(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.

(ii) DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in note A5 of the IFRS financial statements.

(iii) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

(iv) For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as this is seen as a good proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities) are excluded from the calculation of the average. In addition for REALIC, which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.

Analysis of Asia IFRS operating profit drivers

- **Spread income** has increased by £18 million from £88 million in 2011 to £106 million in 2012, an increase of 20 per cent that predominantly reflects the growth of the Asian non-linked policyholder liabilities.
- **Fee income** has increased from £131 million in 2011 to £141 million in 2012, broadly in line with the increase in movement in average unit-linked liabilities, following the recovery in equity markets in 2012.
- **Insurance margin** has increased by £117 million from £477 million in 2011 to £594 million in 2012 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £48 million (2011: £38 million), reflecting assumption changes and other items that are not expected to reoccur in the future.
- **Margin on revenues** has increased by £254 million from £1,199 million in 2011 to £1,453 million in 2012 primarily reflecting the on-going growth in the size of the portfolio and higher premium income recognised in the year.
- **Acquisition costs** have increased by 18 per cent from £766 million in 2011 to £903 million in 2012, compared to the 14 per cent increase in sales, resulting in a marginal increase in the acquisition cost ratio. The analysis above has been prepared applying shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 63 per cent (2011: 59 per cent) reflecting changes to product and country mix.
- **Administration expenses** have increased from £503 million in 2011 to £583 million in 2012 as the business continues to expand. Expressed as a ratio of policyholder liabilities, administration costs have increased from 280 basis points to 295 basis points due to changes in business mix.
- **Expected return on shareholder assets** has increased from £26 million in 2011 to £43 million in 2012 primarily due to higher income from increased shareholder assets.

Additional unaudited financial information Financial statements

372 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information continued

II(a): Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver continued

	US					
	2012			2011		
Long-term business	Profit £m	Average liability note (iii) £m	Margin bps	Profit £m	Average liability note (iii) £m	Margin bps
Spread income	702	29,416	239	730	28,274	258
Fee income	875	44,046	199	680	34,452	197
Insurance margin	399			232		
Expenses:						
Acquisition costs[note (i)]	(972)	1,462	(66)%	(890)	1,275	(70)%
Administration expenses	(537)	75,802	(71)	(412)	62,726	(66)
DAC adjustments[note (ii)]	442			228		
Expected return on shareholder assets	55			83		
Operating profit	964			651		

Notes

(i) The ratio for acquisition costs is calculated as a percentage of APE.

(ii) DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in note A5 of the IFRS financial statements.

(iii) The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities) are excluded from the calculation of the average. In addition for REALIC, which is included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.

The 2010 balances have been amended for consistency albeit impacts are minimal.

Analysis of US operating profit drivers

- **Spread income** was £702 million in 2012, down £28 million from the £730 million earned in 2011. 2012 benefited by £156 million from the effect of transactions entered into during 2011 and 2010 to more closely match the overall asset and liability duration (2011: £113 million). Excluding this effect, the spread margin would have been 186 basis points (2011: 218 basis points). The reported spread margin decreased as a result of downward pressure on yields caused by the low interest rate environment, the effect of which was only partly mitigated by reductions in crediting rates.
- **Fee income** has increased by 29 per cent to £875 million in 2012, compared to £680 million in 2011 as a result of the growth in separate account balances primarily due to positive net flows from variable annuity business. Fee income margin has increased slightly to 199 basis points (2011: 197 basis points) primarily reflecting changes to business mix.
- **Insurance margin** represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with the benefit in the period of repricing actions, have increased the insurance margin from £232 million in 2011 to £399 million in 2012. This includes the benefits of four months' profits amounting to £87 million from the life business of REALIC, following its acquisition by Jackson in September 2012.
- **Acquisition costs**, which are commissions and general expenses incurred to acquire new business, have increased in absolute terms compared to 2011 due largely to an increase in sales volumes. However, acquisition costs as a percentage of APE have decreased to 66 per cent for 2012, compared to 70 per cent in 2011, due to the continued increase in producers selecting asset based commission which is treated as an administrative expense in this analysis, rather than front end commissions.
- **Administration expenses** increased to £537 million in 2012 compared to £412 million in 2011, primarily as a result of higher asset based commissions paid on the larger 2012 separate account balance. Asset based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income. The administration expense margin was higher at 71 basis points (2011: 66 basis points). Excluding these trail commission amounts, the resulting administration expense margin would be 48 basis points (2011: 46 basis points). The increase arises as a result of the effect of the REALIC acquisition on the administration expense margin together with the impact in 2012 of non-recurring expenditures.
- **DAC adjustments** increased to £442 million in 2012 compared to £228 million in 2011. 2011 was lowered by £190 million of accelerated DAC amortisation as a result of the reversal of the benefit received in 2008 from the mean reversion formula. Market movements in 2012 resulted in deceleration of DAC amortisation of £56 million which was offset by higher amortisation as a result of higher gross profits. Following the adoption of the updated US GAAP principles for deferred acquisition costs, as described in note A5 of the IFRS financial statements, certain acquisition costs are no longer fully deferrable resulting in new business strain of £174 million for 2012 (2011: £156 million).

Additional unaudited financial information Prudential plc Annual Report 2012 373

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2012 £m				2011 £m			
	Other operating profits	Acquisition costs Incurred	Acquisition costs Deferred	Total	Other operating profits	Acquisition costs Incurred	Acquisition costs Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,494			1,494	1,313			1,313
Less new business strain		(972)	798	(174)		(890)	734	(156)
Other DAC adjustments – amortisation of previously deferred acquisition costs								
Normal[note]			(412)	(412)			(316)	(316)
Decelerated (accelerated)			56	56			(190)	(190)
Total	1,494	(972)	442	964	1,313	(890)	228	651

	UK					
	2012			2011		
Long-term business	Profit £m	Average liability £m	Margin bps	Profit £m	Average liability £m	Margin bps
Spread income	266	26,038	102	247	23,520	105
Fee income	61	21,739	28	59	21,476	27
With-profits result	272	82,691	33	293	81,281	36
Insurance margin	39			27		
Margin on revenues	216			226		
Expenses:						
Acquisition costs[note]	(122)	836	(15)%	(127)	746	(17)%
Administration expenses	(128)	47,777	(27)	(128)	44,996	(28)
DAC adjustments	(8)			(5)		
Expected return on shareholder assets	107			91		
Operating profit	703			683		

Note
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.

Analysis of UK IFRS operating profit drivers

- **Spread income** has increased from £247 million in 2011 to £266 million in 2012 principally due to increased new business profits from higher annuity sales. The margin has fallen slightly from 105 basis points to 102 basis points.
- **Fee income** has increased in line with the growth in unit-linked liabilities. Expressed as an asset management charge it is equivalent to 28 basis points (2011: 27 basis points).
- **With-profits** income has decreased by £21 million from £293 million in 2011 to £272 million in 2012 principally due to a 50 basis point reduction in annual bonus rates. This has contributed to the reduction in the with-profits margin from 36 basis points in 2011 to 33 basis points in 2012.
- **Insurance margin** has increased by £12 million from £27 million in 2011 to £39 million in 2012, mainly due to increased profits from our protection business.
- **Margin on revenues** represents premiums charges for expenses and other sundry net income received by the UK. 2012 income was £216 million (2011: £226 million).
- **Acquisition costs** as a percentage of new business sales have improved from 17 per cent in 2011 to 15 per cent in 2012. The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales were 33 per cent for 2012 (2011: 33 per cent).
- **Expected return on shareholder** has increased from £91 million in 2011 to £107 million in 2012 principally due to higher IFRS shareholders' funds.

Additional unaudited financial information Financial statements

374 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information continued

II(b): Asia operations – analysis of IFRS operating profit by territory

	2012 £m	2011* £m
China	19	11
Hong Kong	88	69
India	54	47
Indonesia	260	212
Japan	(2)	2
Korea	16	17
Malaysia	120	104
Philippines	15	5
Singapore	206	167
Taiwan bancassurance business	18	2
Thailand	7	4
Vietnam	25	30
Other	(5)	1
Non-recurrent items: note (ii)		
Gain on China Life (Taiwan) shares	51	–
Other non-recurrent items	48	38
Total insurance operations note (i)	920	709
Development expenses	(7)	(5)
Total long-term business operating profit	913	704
Eastspring Investments	75	80
Total Asia operations	988	784

Notes

(i) Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2012 £m	2011* £m
New business strain	(51)	(70)
Business in force	872	741
Non-recurrent items: note (ii)		
Gain on China Life (Taiwan) shares	51	–
Other non-recurrent items	48	38
Total	920	709

The IFRS new business strain corresponds to approximately 3 per cent of new business APE premiums for 2012 (2011: approximately 4 per cent of new business APE). The improvement is driven by a shift in overall sales mix to lower strain products and countries.

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii) During 2012, the Group sold its 7.74 per cent stake in China Life (Taiwan) for £97 million crystallising a gain of £51 million. Other non-recurrent items of £48 million in 2012 (2011: £38 million) represent a small number of items that are not anticipated to reoccur in subsequent periods.

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Additional unaudited financial information Prudential plc Annual Report 2012 375

II(c): Analysis of asset management operating profit based on longer-term investment returns

	2012 £m				
	M&G note (i)(ii)	Eastspring Investments note (ii)	PruCap	US	Total
Operating income before performance-related fees	734	201	120	296	1,351
Performance-related fees	9	2	–	–	11
Operating income*	743	203	120	296	1,362
Operating expense	(436)	(128)	(69)	(257)	(890)
Share of associate's results	13	–	–	–	13
Operating profit based on longer-term investment returns	320	75	51	39	485
Average funds under management (FUM), including 49.99% proportional share of PPM South Africa†	£209.0 bn				
Average funds under management (FUM), excluding PPM South Africa†	£205.1 bn	£55.0 bn			
Margin based on operating income†	36 bps	37 bps			
Cost/income ratio‡	59%	64%			

	2011 £m				
	M&G note (i)(ii)	Eastspring Investments note (ii)	PruCap	US	Total
Operating income before performance-related fees	666	196	122	249	1,233
Performance-related fees	13	6	–	–	19
Operating income*	679	202	122	249	1,252
Operating expense	(404)	(122)	(66)	(225)	(817)
Share of associate's results	26	–	–	–	26
Operating profit based on longer-term investment returns	301	80	56	24	461
Average funds under management (FUM), including 49.99% proportional share of PPM South Africa†	£195.1 bn				
Average funds under management (FUM), excluding PPM South Africa†	£190.9 bn	£51.4 bn			
Margin based on operating income†	35 bps	38 bps			
Cost/income ratio‡	61%	62%			

Notes

(i) Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 49.99 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer includes any element from PPM South Africa. In order to avoid period on period distortion, in the table above the 2011 operating income, margin and cost/income ratio reflect the retrospective application of this basis of presentation for the 2011 results.

(ii) M&G and Eastspring Investments can be further analysed as follows:

Additional unaudited financial information Financial statements

376 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information continued

II(c): Analysis of asset management operating profit based on longer-term investment returns continued

	M&G					
	Operating income*					
	Retail £m	Margin of FUM† bps	Institutional§ £m	Margin of FUM† bps	Total £m	Margin of FUM† bps
2012	438	91	297	19	734	36
2011	396	97	270	18	666	35

	Eastspring Investments					
	Operating income*					
	Retail £m	Margin of FUM† bps	Institutional§ £m	Margin of FUM† bps	Total £m	Margin of FUM† bps
2012	118	64	83	24	201	37
2011	120	62	76	24	196	38

* Operating income is net of commissions. M&G's operating income excludes any contribution from M&G's associate, PPM South Africa.
† Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM), excluding PPM South Africa. 2011 comparatives have been amended to be on a comparable basis. Monthly funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
‡ Cost/income ratio represents cost as a percentage of operating income before performance related fees. In order to avoid period-on-period distortion, M&G's operating income and expense excludes any contribution from M&G's associate, PPM South Africa.
§ Institutional includes internal funds.

III(a): Funds under management

i Summary

	2012 £bn	2011 £bn
Business area:		
Asia operations	38.9	32.6
US operations	91.4	71.9
UK operations	153.3	146.3
Internal funds under management	283.6	250.8
External funds[note]	121.4	99.8
Total funds under management	405.0	350.6

Note
External funds shown above for 2012 of £121.4 billion (2011: £99.8 billion) comprise £133.5 billion (2011: £111.2 billion) of funds managed by Eastspring Investments and M&G (as shown in note (iii) below) less £12.1 billion (2011: £11.4 billion) that are classified within internal funds.

Additional unaudited financial information Prudential plc Annual Report 2012 377

ii Internal funds under management – analysis by business area

	Asia operations		US operations		UK operations		Total	
	2012 £bn	2011 £bn	2012 £bn	2011 £bn	2012 £bn	2011 £bn	2012 £bn	2011 £bn
Investment properties[note]	–	–	0.1	0.1	11.0	10.9	11.1	11.0
Equity securities	14.3	12.0	49.6	38.1	36.1	37.3	100.0	87.4
Debt securities	21.4	17.7	33.0	27.0	85.7	79.8	140.1	124.5
Loans and receivables	1.0	1.2	6.2	4.1	4.6	4.4	11.8	9.7
Other investments and deposits	2.2	1.7	2.5	2.6	15.9	13.9	20.6	18.2
Total	38.9	32.6	91.4	71.9	153.3	146.3	283.6	250.8

Note
As included in the investments section of the consolidated statement of financial position at 31 December 2012 except for £0.2 billion (2011: £0.2 billion) investment properties which are held for sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

iii Investment products – funds under management

	2012 £m				
	1 Jan 2012	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2012
Eastspring Investments	19,221	60,498	(59,098)	1,013	21,634
M&G	91,948	36,463	(19,582)	3,039	111,868
Group total	111,169	96,961	(78,680)	4,052	133,502

	2011 £m				
	1 Jan 2011	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2011
Eastspring Investments	22,048	63,726	(63,605)	(2,948)	19,221
M&G	89,326	25,981	(21,596)	(1,763)	91,948
Group total	111,374	89,707	(85,201)	(4,711)	111,169

Additional unaudited financial information Financial statements

378 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information continued

III(b): Reconciliation of expected transfer of value of in-force (VIF) and required capital business to free surplus

The tables below show how the VIF generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 2 per cent) of the Group's embedded value emerges after this date, analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2012, the tables also present the expected future free surplus to be generated from the investment made in new business during 2012 over the same 40 year period.

Expected transfer of value of in-force (VIF) and required capital business to free surplus

	2012 £m							
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2012 long-term new business written*			
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2013	719	785	446	1,950	105	269	27	401
2014	761	572	483	1,816	129	108	23	260
2015	724	600	464	1,788	129	113	23	265
2016	686	557	444	1,687	99	37	20	156
2017	654	587	430	1,671	98	115	23	236
2018	628	551	415	1,594	86	77	22	185
2019	617	514	401	1,532	91	64	18	173
2020	610	524	389	1,523	94	115	18	227
2021	598	445	380	1,423	89	95	18	202
2022	585	390	372	1,347	95	78	18	191
2023	557	353	365	1,275	85	73	17	175
2024	538	298	356	1,192	85	56	17	158
2025	525	229	349	1,103	80	45	17	142
2026	521	204	343	1,068	82	39	17	138
2027	510	179	330	1,019	107	33	17	157
2028	506	154	317	977	80	27	17	124
2029	492	134	309	935	77	22	17	116
2030	478	126	299	903	76	18	17	111
2031	453	106	289	848	71	14	17	102
2032	437	117	281	835	82	14	17	113
2033 to 2037	1,911	145	1,170	3,226	307	19	77	403
2038 to 2042	1,554	(21)	916	2,449	234	(25)	78	287
2043 to 2047	1,251	–	514	1,765	187	–	51	238
2048 to 2052	926	–	300	1,226	141	–	36	177
Total free surplus expected to emerge in the next 40 years	17,241	7,549	10,362	35,152	2,709	1,406	622	4,737

* The analysis excludes amounts incorporated into VIF at 31 December 2012 where there is no definitive timeframe for when the payments will be made or receipts received. In particular, it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2052.

The above amounts can be reconciled to the new business amounts as follows:

	2012 £m			
New business	Asia	US	UK	Total
Undiscounted expected free surplus generation for years 2013 to 2052	2,709	1,406	622	4,737
Less: discount effect	(1,499)	(406)	(348)	(2,253)
Discounted expected free surplus generation for years 2013 to 2052	1,210	1,000	274	2,484
Discounted expected free surplus generation for years 2052+	41	–	3	44
Less: free surplus investment in new business	(292)	(281)	(45)	(618)
Other items*	23	(151)	9	(119)
Post-tax EEV new business profit	982	568	241	1,791
Tax	284	305	72	661
Pre-tax EEV new business profit	1,266	873	313	2,452

* Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

Additional unaudited financial information Prudential plc Annual Report 2012 379

The undiscounted expected free surplus generation from all in-force business at 31 December 2012 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2011 as follows:

Group	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	Other £m	Total £m
2011 expected free surplus generation for years 2012 to 2051	1,777	1,634	1,556	1,512	1,502	1,414	24,667	34,062
Less: amounts expected to be realised in the current year	(1,777)	–	–	–	–	–	–	(1,777)
Add: expected free surplus to be generated in year 2052*	–	–	–	–	–	–	175	175
Foreign exchange differences	–	(45)	(42)	(41)	(42)	(38)	(594)	(802)
New business	–	401	260	265	156	236	3,419	4,737
Acquisition of REALIC	–	45	35	44	38	41	738	941
Operating movements	–	(2)	28	32	24	17		
Non-operating and other movements†	–	(83)	(21)	(24)	9	1	(2,165)	(2,184)
2012 expected free surplus generation for years 2013 to 2052	–	1,950	1,816	1,788	1,687	1,671	26,240	35,152

Asia	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	Other £m	Total £m
2011 expected free surplus generation for years 2012 to 2051	674	647	634	595	590	564	13,998	17,702
Less: amounts expected to be realised in the current year	(674)	–	–	–	–	–	–	(674)
Add: expected free surplus to be generated in year 2052*	–	–	–	–	–	–	135	135
Foreign exchange differences	–	(24)	(22)	(20)	(20)	(18)	(460)	(564)
New business	–	105	129	129	99	98	2,149	2,709
Operating movements	–	(21)	–	9	–	(6)		
Non-operating and other movements	–	12	20	11	17	16	(2,125)	(2,067)
2012 expected free surplus generation for years 2013 to 2052	–	719	761	724	686	654	13,697	17,241

US	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	Other £m	Total £m
2011 expected free surplus generation for years 2012 to 2051	680	485	450	480	484	438	2,996	6,013
Less: amounts expected to be realised in the current year	(680)	–	–	–	–	–	–	(680)
Add: expected free surplus to be generated in year 2052*	–	–	–	–	–	–	–	–
Foreign exchange differences	–	(21)	(20)	(21)	(22)	(20)	(134)	(238)
New business	–	269	108	113	37	115	764	1,406
Acquisition of REALIC	–	45	35	44	38	41	738	941
Operating movements	–	(4)	7	14	20	18		
Non-operating and other movements	–	11	(8)	(30)	–	(5)	84	107
2012 expected free surplus generation for years 2013 to 2052	–	785	572	600	557	587	4,448	7,549

* Excluding 2012 new business.

† Includes an adjustment of £102 million to the cashflows for which there is no definitive timeframe for their emergence and therefore which have been removed from the cashflows presented at 31 December 2012.

Additional unaudited financial information Financial statements

380 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information continued

III(b): Reconciliation of expected transfer of value of in-force (VIF) and required capital business to free surplus continued

UK	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	Other £m	Total £m
2011 expected free surplus generation for years 2012 to 2051	423	502	472	437	428	412	7,673	10,347
Less: amounts expected to be realised in the current year	(423)	–	–	–	–	–	–	(423)
Add: expected free surplus to be generated in year 2052*	–	–	–	–	–	–	40	40
New business	–	27	23	23	20	23	506	622
Operating movements	–	23	21	9	4	5		
Non-operating and other movements†	–	(106)	(33)	(5)	(8)	(10)	(124)	(224)
2012 expected free surplus generation for years 2013 to 2052	–	446	483	464	444	430	8,095	10,362

* Excluding 2012 new business.
† Includes an adjustment of £102 million to the cash flows for which there is no definitive timeframe for their emergence and therefore which have been removed from the cash flows presented at 31 December 2012.

At 31 December 2012, the total free surplus expected to be generated over the next five years (years 2013 to 2017 inclusive), using the same assumptions and methodology as underpin our embedded value reporting was £8.9 billion, an increase of £1.3 billion from the £7.6 billion expected over the same period at the end of 2011.

This increase primarily reflects the new business written in 2012, which is expected to generate £1,318 million of free surplus over the next five years. Operating movements contributed positive £99 million. The acquisition of REALIC contributed positive expected cash flows of £203 million over the next five years. Non-operating and other items, including foreign exchange movements, reduced expected free surplus generation for the next five years by £326 million.

At 31 December 2012, the total free surplus expected to be generated on an undiscounted basis in the next 40 years is £35 billion, up from the £34 billion expected at end of 2011. This is after allowing for adverse market movements in the period, with a £0.8 billion reduction due to foreign exchange and negative market movements in Asia as a result of lower fund earned rates. A significant proportion of these market movements arise in Hong Kong reflecting both the projected derisking of the asset portfolio for participating business and lower local government bond yields (fall of 90 basis points) and Singapore where government bond yields have fallen by 30 basis points. The overall growth in the undiscounted value of free surplus, notwithstanding these impacts, reflects both our ability to write new business on attractive economics and to manage the in-force book for value.

Actual underlying free surplus generated in 2012 from life business in-force at the end of 2011 was £2.3 billion inclusive of £0.3 billion of changes in operating assumptions and experience variances. This compares with the expected 2012 realisation at the end of 2011 of £1.8 million. This can be analysed further as follows:

	Asia £m	US £m	UK £m	Total £m
Transfer to free surplus in 2012	635	777	511	1,923
Expected return on free assets	56	40	–	96
Changes in operating assumptions and experience variances	80	219	(4)	295
Underlying free surplus generated from in-force life business in 2012	771	1,036	507	2,314
2012 free surplus expected to be generated at 31 December 2011	674	680	423	1,777

Additional unaudited financial information Prudential plc Annual Report 2012 381

The equivalent discounted amounts of the undiscounted totals shown previously are outlined below:

	2012 £m							
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2012 new business written			
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2013	687	766	418	1,871	101	260	26	387
2014	679	526	426	1,631	113	98	21	232
2015	604	520	385	1,509	106	96	19	221
2016	537	455	346	1,338	76	30	16	122
2017	480	456	315	1,251	69	87	17	173
2018	434	404	284	1,122	57	55	15	127
2019	401	352	258	1,011	56	44	12	112
2020	375	344	234	953	55	74	11	140
2021	345	277	213	835	48	58	11	117
2022	318	230	196	744	48	45	10	103
2023	282	210	180	672	40	39	9	88
2024	255	168	164	587	37	27	8	72
2025	232	124	150	506	32	21	8	61
2026	215	106	138	459	30	17	8	55
2027	197	90	124	411	36	14	7	57
2028	198	75	110	383	28	10	7	45
2029	181	64	100	345	26	8	6	40
2030	167	59	91	317	23	6	6	35
2031	153	50	81	284	21	5	6	32
2032	141	53	74	268	22	5	5	32
2033 to 2037	545	77	246	868	77	5	20	102
2038 to 2042	359	33	133	525	49	(4)	15	60
2043 to 2047	240	–	47	287	33	–	7	40
2048 to 2052	153	–	19	172	27	–	4	31
Total discounted free surplus expected to emerge in the next 40 years	8,178	5,439	4,732	18,349	1,210	1,000	274	2,484

The above amounts can be reconciled to the Group's financial statements as follows:

	Total £m
Discounted expected generation from all in-force business for years 2013 to 2052	18,349
Discounted expected generation from all in-force business for years after 2052	242
Discounted expected generation from all in-force business at 31 December 2012	18,591
Add: Free surplus of life operations held at 31 December 2012	2,957
Less: Time value of guarantees	(683)
Other non-modelled items* note 15	1,401
Total EEV for life operations	22,266

* These relate to items where there is no definitive timeframe for when the payments will be made or receipts received and are, consequently, excluded from the amounts incorporated into the tables above showing the expected generation of free surplus from in-force business at 31 December 2012. In particular it excludes the value of the shareholders' interest in the estate.

Additional unaudited financial information Financial statements

382 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information continued

III(c): Option schemes

The Group maintains four share option schemes satisfied by the issue of new shares. UK-based executive directors are eligible to participate in the UK savings-related share option scheme, and executives based in Asia can participate in the International savings-related share option scheme. Dublin-based employees are eligible to participate in the Prudential International Assurance sharesave plan, and Hong Kong based agents can participate in the Non-employee savings-related share option scheme. Further details of the schemes and accounting policies are detailed in note I4 of the IFRS basis consolidated financial statements.

All options were granted at £nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services (excluding options granted to agents under the Non-employee savings-related share option scheme) or in excess of the individual limit for the relevant scheme.

The options schemes will terminate as follows, unless the directors resolve to terminate the plans at an earlier date:

- UK savings-related share option scheme: 8 May 2013;
- International savings-related share option scheme: 31 May 2021;
- Prudential International Assurance sharesave plan: 3 August 2019; and
- Prudential International savings-related share option scheme for non-employees 2012: 17 May 2022.

The weighted average share price of Prudential plc for the year ended 31 December 2012 was £7.69 (2011: £6.86).

Particulars of options granted to directors are included in the Directors' Remuneration Report on page 113.

The closing price of the shares immediately before the date on which the options were granted during the current period was £8.22.

The following analyses show the movement in options for each of the option schemes for the year ended 31 December 2012.

UK Savings Related Share Option Scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
30 Sep 2004	3.43	01 Dec 2011	31 May 2012	3,852	–	(3,852)	–	–	–	–
12 Apr 2005	3.87	01 Jun 2012	30 Nov 2012	8,528	–	(8,528)	–	–	–	–
29 Sep 2005	4.07	01 Dec 2012	31 May 2013	9,072	–	(5,292)	–	–	–	3,780
20 Apr 2006	5.65	01 Jun 2013	30 Nov 2013	7,322	–	–	–	–	–	7,322
28 Sep 2006	4.75	01 Dec 2011	31 May 2012	11,029	–	(11,029)	–	–	–	–
28 Sep 2006	4.75	01 Dec 2013	31 May 2014	13,325	–	–	–	–	–	13,325
26 Apr 2007	5.72	01 Jun 2010	30 Nov 2010	2,865	–	–	–	–	(2,865)	–
26 Apr 2007	5.72	01 Jun 2012	30 Nov 2012	7,191	–	(7,191)	–	–	–	–
26 Apr 2007	5.72	01 Jun 2014	30 Nov 2014	503	–	–	–	–	–	503
27 Sep 2007	5.52	01 Dec 2012	31 May 2013	17,264	–	(12,156)	–	–	–	5,108
27 Sep 2007	5.52	01 Dec 2014	31 May 2015	1,668	–	–	–	–	–	1,668
25 Apr 2008	5.51	01 Jun 2013	30 Nov 2013	27,099	–	(453)	–	–	(137)	26,509
25 Apr 2008	5.51	01 Jun 2015	30 Nov 2015	1,544	–	–	–	–	–	1,544
25 Sep 2008	4.38	01 Dec 2011	31 May 2012	40,617	–	(38,162)	–	–	(2,455)	–
25 Sep 2008	4.38	01 Dec 2013	31 May 2014	47,353	–	(2,674)	–	–	(1,305)	43,374
25 Sep 2008	4.38	01 Dec 2015	31 May 2016	11,371	–	(90)	–	–	(76)	11,205
27 Apr 2009	2.88	01 Jun 2012	30 Nov 2012	2,767,654	–	(2,738,947)	(4,694)	(10,783)	(7,521)	5,709
27 Apr 2009	2.88	01 Jun 2014	30 Nov 2014	1,789,848	–	(27,164)	(6,944)	(16,820)	(19,715)	1,719,205
27 Apr 2009	2.88	01 Jun 2016	30 Nov 2016	178,968	–	(352)	(795)	–	(329)	177,492
25 Sep 2009	4.25	01 Dec 2012	31 May 2013	224,295	–	(173,784)	(5,721)	(2,433)	(1,372)	40,985
25 Sep 2009	4.25	01 Dec 2014	31 May 2015	90,865	–	(2,027)	–	(117)	(2,070)	86,651
28 Sep 2010	4.61	01 Dec 2013	31 May 2014	271,969	–	(1,408)	(7,644)	(4,875)	(1,322)	256,720
28 Sep 2010	4.61	01 Dec 2015	31 May 2016	134,304	–	(1,569)	(1,339)	(5,021)	(2,514)	123,861
16 Sep 2011	4.66	01 Dec 2014	31 May 2015	485,420	–	(2,373)	(12,818)	(4,516)	(7,514)	458,199
16 Sep 2011	4.66	01 Dec 2016	31 May 2017	197,637	–	(15)	(5,357)	(7,580)	(115)	184,570
21 Sep 2012	6.29	01 Dec 2015	31 May 2016	–	995,343	–	(3,148)	(5,294)	–	986,901
21 Sep 2012	6.29	01 Dec 2017	31 May 2018	–	152,281	–	(4,772)	–	–	147,509
				6,351,563	1,147,624	(3,037,066)	(53,232)	(57,439)	(49,310)	4,302,140

The total number of securities available for issue under the scheme is 4,302,140 which represents 0.168 per cent of the issued share capital at 31 December 2012.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £7.13.

The weighted average fair value of options granted under the plan in the period was £2.28.

Additional unaudited financial information Prudential plc Annual Report 2012 383

Additional unaudited financial information Financial statements

International Savings Related Share Option Scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
20 Apr 2006	5.65	01 Jun 2011	30 Nov 2011	820	–	–	–	–	(820)	–
28 Sep 2006	4.75	01 Dec 2011	31 May 2012	709	–	–	–	–	(709)	–
26 Apr 2007	5.72	01 Jun 2012	30 Nov 2012	17,847	–	(2,778)	–	(580)	–	14,489
27 Sep 2007	5.52	01 Dec 2010	31 May 2011	22,185	–	–	–	–	(22,185)	–
25 Apr 2008	5.51	01 Jun 2011	30 Nov 2011	8,928	–	–	–	–	(8,928)	–
25 Apr 2008	5.51	01 Jun 2013	30 Nov 2013	4,192	–	–	–	–	–	4,192
25 Sep 2008	4.38	01 Dec 2011	31 May 2012	195,889	–	(28,952)	(418)	(85)	(166,434)	–
25 Sep 2008	4.38	01 Dec 2013	31 May 2014	6,951	–	–	–	–	–	6,951
27 Apr 2009	2.88	01 Jun 2012	30 Nov 2012	1,740,780	–	(1,652,468)	(20,966)	(3,454)	(418)	63,474
27 Apr 2009	2.88	01 Jun 2014	30 Nov 2014	81,218	–	–	(1,748)	(1,337)	–	78,133
25 Sep 2009	4.25	01 Dec 2012	31 May 2013	110,422	–	(59,246)	(5,541)	(3,945)	(149)	41,541
25 Sep 2009	4.25	01 Dec 2014	31 May 2015	2,682	–	–	–	–	–	2,682
28 Sep 2010	4.61	01 Dec 2013	31 May 2014	157,107	–	(699)	(17,743)	(19,502)	–	119,163
28 Sep 2010	4.61	01 Dec 2015	31 May 2016	6,130	–	–	–	–	–	6,130
16 Sep 2011	4.66	01 Dec 2014	31 May 2015	410,756	–	(52)	(20,880)	(36,983)	–	352,841
16 Sep 2011	4.66	01 Dec 2016	31 May 2017	25,739	–	–	–	–	–	25,739
21 Sep 2012	6.29	01 Dec 2015	31 May 2016	–	691,531	–	(3,228)	(6,935)	–	681,368
21 Sep 2012	6.29	01 Dec 2017	31 May 2018	–	34,701	–	–	–	–	34,701
				2,792,355	726,232	(1,744,195)	(70,524)	(72,821)	(199,643)	1,431,404

The total number of securities available for issue under the scheme is 1,431,404 which represents 0.056 per cent of the issued share capital at 31 December 2012.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £7.01.

The weighted average fair value of options granted under the plan in the period was £2.28.

Prudential International Assurance Sharesave Plan

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
25 Sep 2008	4.38	01 Dec 2011	31 May 2012	691	–	(691)	–	–	–	–
27 Apr 2009	2.88	01 Jun 2012	30 Nov 2012	30,320	–	(26,516)	–	–	(158)	3,646
27 Apr 2009	2.88	01 Jun 2014	30 Nov 2014	6,567	–	–	–	–	–	6,567
25 Sep 2009	4.25	01 Dec 2012	31 May 2013	2,426	–	(1,627)	–	–	(160)	639
				40,004	–	(28,834)	–	–	(318)	10,852

The total number of securities available for issue under the scheme is 10,852 which represents 0.001 per cent of the issued share capital at 31 December 2012.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £7.00.

384 Financial statements Prudential plc Annual Report 2012

Additional unaudited financial information continued

III(c): Option schemes continued

Non-employee Savings Related Share Option Scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
28 Sep 2006	4.75	01 Dec 2011	31 May 2012	5,386	–	(3,366)	–	–	(2,020)	–
26 Apr 2007	5.72	01 Jun 2012	30 Nov 2012	15,557	–	(2,778)	–	–	–	12,779
27 Sep 2007	5.52	01 Dec 2010	31 May 2011	7,607	–	–	(7,607)	–	–	–
27 Sep 2007	5.52	01 Dec 2012	31 May 2013	2,970	–	–	–	–	–	2,970
25 Apr 2008	5.51	01 Jun 2011	30 Nov 2011	4,589	–	–	(4,589)	–	–	–
25 Apr 2008	5.51	01 Jun 2013	30 Nov 2013	3,834	–	–	–	–	–	3,834
25 Sep 2008	4.38	01 Dec 2011	31 May 2012	40,488	–	(37,857)	(2,631)	–	–	–
25 Sep 2008	4.38	01 Dec 2013	31 May 2014	13,708	–	–	–	–	–	13,708
27 Apr 2009	2.88	01 Jun 2012	30 Nov 2012	874,201	–	(846,669)	–	–	–	27,532
27 Apr 2009	2.88	01 Jun 2014	30 Nov 2014	714,326	–	–	(14,564)	(13,396)	–	686,366
25 Sep 2009	4.25	01 Dec 2012	31 May 2013	46,446	–	(29,770)	–	–	–	16,676
25 Sep 2009	4.25	01 Dec 2014	31 May 2015	11,717	–	–	–	–	–	11,717
28 Sep 2010	4.61	01 Dec 2013	31 May 2014	1,118,575	–	–	(10,141)	(11,692)	–	1,096,742
28 Sep 2010	4.61	01 Dec 2015	31 May 2016	375,352	–	–	(6,502)	–	–	368,850
16 Sep 2011	4.66	01 Dec 2014	31 May 2015	644,407	–	–	(14,491)	(20,973)	–	608,943
16 Sep 2011	4.66	01 Dec 2016	31 May 2017	266,624	–	–	(3,942)	–	–	262,682
21 Sep 2012	6.29	01 Dec 2015	31 May 2016	–	443,315	–	–	–	–	443,315
21 Sep 2012	6.29	01 Dec 2017	31 May 2018	–	97,731	–	(1,431)	–	–	96,300
				4,145,787	541,046	(920,440)	(65,898)	(46,061)	(2,020)	3,652,414

The total number of securities available for issue under the scheme is 3,652,414 which represents 0.143 per cent of the issued share capital at 31 December 2012.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £7.11.

The weighted average fair value of options granted under the plan in the period was £2.28.

Prudential	plc Annual Report 2012 385

Section	6

Additional

information

386	Risk factors

392	Glossary

396	Shareholder information

398	How to contact us

[Graphic	Appears Here]

386 Additional information Prudential plc Annual Report 2012

Risk factors

A number of factors (risk factors) affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, is not updated, and any forward-looking statements are made subject to the reservations specified below under 'Forward-looking statements'.

Prudential's approaches to managing risks are explained in the 'Business review' section under 'Risk and capital management'.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential's business and profitability. Since 2008, Prudential has had to operate against a challenging background of periods of significant volatility in global capital and equity markets, interest rates and liquidity, and widespread economic uncertainty. Government interest rates have also fallen to historic lows in the US and UK and some Asia countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential's business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

- investment impairments or reduced investment returns, which could impair Prudential's ability to write significant volumes of new business and would have a negative impact on its assets under management and profit;
- higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;
- Prudential in the normal course of business enters into a variety of transactions with counterparties, including derivative transactions. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential's results; and
- estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgment, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Global financial markets have experienced, and continue to experience, significant uncertainty brought on, in particular, by concerns over European and US sovereign debt, as well as concerns about a general slowing of global demand reflecting an increasing lack of confidence among consumers, companies and governments. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and profitability. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on Prudential's reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson, which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates.

Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect Prudential's results.

A significant part of the profit from Prudential's UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Risk factors Prudential plc Annual Report 2012 387

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Prudential is subject to the risk of potential sovereign debt credit deterioration on the amounts of sovereign debt obligations, principally for UK, other European, US and Asia countries held in its investment portfolio. In recent years, rating agencies have downgraded the sovereign debt of some Continental European countries, the UK and the US. There is a risk of further downgrades for these countries. In addition, for some European countries the risk of default has also increased. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cashflow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers. If a sovereign were to default on its obligations, this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to their geographical diversity, Prudential's businesses are subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not currently separately managed. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact on Prudential's gearing ratios (defined as debt over debt plus shareholders' funds).

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure and enhanced supervisory powers.

Current EU directives, including the EU Insurance Groups Directive (IGD) require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a regulatory framework for insurance companies, referred to as 'Solvency II'. The approach is based on the concept of three pillars. Pillar 1 consists of the quantitative requirements, for example, the amount of capital an insurer should hold. Pillar 2 sets out requirements for the governance and risk management of insurers, as well as for the effective supervision of insurers. Pillar 3 focuses on disclosure and transparency requirements.

Risk factors
Additional information

388 Additional information Prudential plc Annual Report 2012

Risk factors continued

The Solvency II Directive covers valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Financial Services Authority (FSA) or other relevant supervisory authority. The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009. Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. In addition, the European Commission is continuing to develop the detailed rules that will complement the high-level principles of the Directive, referred to as 'implementing measures'. The Omnibus II Directive is not currently scheduled to be finalised until late 2013, while the implementing measures cannot be finalised until after Omnibus II. There is a significant uncertainty regarding the final outcome of this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of the US business remain unclear. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

Currently there are also a number of other prospective global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Globally Systemically Important Financial Institutions (G-SIFIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systematically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

As part of a global initiative to identify G-SIFIs, in May 2012, the IAIS published proposed assessment methodology for designating Globally Systemically Important Insurers (G-SIIs). For those groups that are designated by the FSB as G-SII, additional policy measures including enhanced supervision and higher loss absorbency requirements could be proposed. Further detail of the proposals is expected during 2013 and implementation is likely to be over a period of years. Furthermore, the FSA is considering the designation of a Domestically Systemically Important Insurer (D-SII) for those UK insurers that are significant in UK terms. It is not yet clear what the impact of this designation may be.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also possible that some prescriptive requirements, including regarding group capital, could be proposed. Further clarity on ComFrame is expected during the second half of 2013.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The Group's accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published an Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. The IASB continues its deliberation on the exposure draft principles but it remains uncertain whether the proposals in the Exposure Draft will become the final IASB standard. The timing of the changes taking effect is uncertain but not expected to be before 2017.

Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results.

Risk factors Prudential plc Annual Report 2012 389

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers
Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, businesses it has closed.

Regulators are increasingly interested in the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index annuity and insurance product industries. This focus includes new regulations in respect of the suitability of sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that challenge current practices, or are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition
Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's reputation, results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends on management's ability to respond to these pressures and trends
The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

In Asia, the Group's principal competitors in the region are international financial companies, including Allianz, AXA, ING, AIA and Manulife. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential's principal competitors in the life market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Prudential Financial, Lincoln National, MetLife and TIAA–CREF.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Risk factors
Additional information

390 Additional information Prudential plc Annual Report 2012

Risk factors continued

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

Prudential's long-term senior debt is rated as A2 by Moody's, A+ by Standard & Poor's and A by Fitch. The Moody's and Fitch ratings are on stable outlook and the Standard & Poor's rating is on negative outlook.

Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

The Prudential Assurance Company Limited's financial strength is rated Aa2 by Moody's, AA by Standard & Poor's and AA by Fitch. The Moody's and Fitch ratings are on stable outlook and the Standard & Poor's rating is on negative outlook.

Jackson's financial strength is rated AA by Standard & Poor's and Fitch, A1 by Moody's, and A+ by AM Best. The Moody's, Fitch and AM Best ratings are on stable outlook and the Standard & Poor's rating is on negative outlook.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods. These factors, among others, result in significant reliance on and require significant investment in information technology, compliance and other systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential's systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. For example, although the business has not experienced a material failure or breach in relation to IT systems and processes to date, failures or breaches of this sort, including a cyber-security attack, could harm its ability to perform necessary business functions and hurt its relationships with its business partners and customers. Similarly, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2012, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, setting reserves, for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and models from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential's persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Group's results of operations could be adversely affected.

Another example is the impact of epidemics and other effects that cause a large number of deaths. Signifi cant infi uenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group’s loss experience.

In common with other life insurers, the profi tability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds,

the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit the payment of dividends, which in some circumstances could limit the ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group’s joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued cooperation between, the joint venture participants. Prudential may also face fi nancial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encountersfinancial diffi culty. In addition, a signifi cant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could adversely affect the results of operations of Prudential.

Risk factors Prudential plc Annual Report 2012 391

Prudential’s Articles of Association contain an exclusive jurisdiction provision

Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it diffi cult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Signifi cant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s fi nancial condition and results of operations.

Risk factors Additional information

392 Additional information Prudential plc Annual Report 2012

Glossary

AER
Actual Exchange Rates are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date.

Annual premium equivalent or APE
A measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10 per cent of single premiums on new business written during the period.

Asset backed security
A security whose value and income payments are derived from and collateralised (or 'backed') by a specified pool of underlying assets. The pool of assets is typically a group of small and illiquid assets that are unable to be sold individually.

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. Shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Bonuses
Bonuses refer to the non-guaranteed benefit added to participating life insurance policies and are the way in which policyholders receive their share of the profits of the policies. There are normally two types of bonus:

- **Regular bonus** – expected to be added every year during the term of the policy. It is not guaranteed that a regular bonus will be added each year, but once it is added, it cannot be reversed, also known as annual or reversionary bonus; and
- **Final bonus** – an additional bonus expected to be paid when policyholders take money from the policies. If investment return has been low over the lifetime of the policy, a final bonus may not be paid. Final bonuses may vary and are not guaranteed.

Cash surrender value
The amount of cash available to a policyholder on the surrender of or withdrawal from a life insurance policy or annuity contract.

CER
Constant Exchange Rate – Prudential plc reports its results at both actual exchange rates (AER) to reflect actual results and also constant exchange rates so as to eliminate the impact from exchange translation.

Core structural borrowings
Borrowings which Prudential considers to form part of its core capital structure and exclude operational borrowings.

Credit risk
The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.

Currency risk
The risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates. Also referred to as foreign exchange risk.

Deferred acquisition costs or DAC
Acquisition costs are expenses of an insurer which are incurred in connection with the acquisition of new insurance contracts or the renewal of existing insurance policies. They include commissions and other variable sales inducements and the direct costs of issuing the policy, such as underwriting and other policy issue expenses. Typically, under IFRS, an element of acquisition costs are deferred, ie not expensed in the year incurred, and instead amortised in the income statement in line with the emergence of surpluses on the related contracts.

Deferred annuities
Annuities or pensions due to be paid from a future date or when the policyholder reaches a specified age.

Discretionary participation features or DPF
A contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

- That are likely to be a significant portion of the total contractual benefits;
- Whose amount or timing is contractually at the discretion of the issuer; and
- That are contractually based on asset, fund, company or other entity performance as discussed in IFRS 4.

Dividend cover
Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend.

Endowment product
An ordinary individual life insurance product that provides the insured party with various guaranteed benefits if it survives specific maturity dates or periods stated in the policy. Upon the death of the insured party within the coverage period, a designated beneficiary receives the face value of the policy.

European Embedded Value or EEV
Financial results prepared in accordance with a set of Principles issued by the Chief Financial Officers Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance of EEV Disclosures published in October 2005.

Glossary Prudential plc Annual Report 2012 393

Fixed annuities
Fixed annuity contracts written in the US which allow for tax-deferred accumulation of funds, are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays the insurer a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate.

Fixed indexed annuities
These are similar to fixed annuities in that the contract holder pays the insurer a premium, which is credited to the contract holder's account, and periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. An annual minimum interest rate may be guaranteed, although actual interest credited may be higher and is linked to an equity index over its indexed option period.

Funds under management
These comprise funds of the Group held in the statement of financial position and external funds that are managed by Prudential asset management operations.

Guaranteed annuities
Policies that pay out a fixed amount of benefit for a defined period.

Guaranteed investment contract (GIC) (US)
An investment contract between an insurance company and an institutional investor, which provides a stated rate of return on deposits over a specified period of time. They typically provide for partial or total withdrawals at book value if needed for certain liquidity needs of the plan.

Guaranteed minimum accumulation benefit (GMAB) (US)
A guarantee that ensures that the contract value of a variable annuity contract will be at least equal to a certain minimum amount after a specified number of years.

Guaranteed minimum death benefit (GMDB) (US)
The basic death benefit offered under variable annuity contracts, which specifies that if the owner dies before annuity income payments begin, the beneficiary will receive a payment equal to the greater of the contract value or purchase payments less withdrawals.

Guaranteed minimum income benefit (GMIB) (US)
A guarantee that ensures, under certain conditions, that the owner may annuitise the variable annuity contract based on the greater of (a) the actual account value or (b) a payout base equal to premiums credited with some interest rate, or the maximum anniversary value of the account prior to annuitisation.

Guaranteed minimum withdrawal benefit (GMWB) (US)
A guarantee in a variable annuity that promises that the owner may make annual withdrawals of a defined amount for the life of the owner or until the total guaranteed amount is recovered, regardless of market performance or the actual account balance.

Group free surplus
Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

Health and protection
These comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. Health and protection products are sold both as standalone policies and as riders that can be attached to life insurance products. Health and Protection riders are presented together with ordinary individual life insurance products for purposes of disclosure of financial information.

IGD surplus
The Prudential Group's solvency surplus measured in accordance with the EU Insurance Groups Directive.

Immediate annuity
An annuity in which payments to the annuitant or beneficiary start at once upon establishment of the annuity plan or scheme. Such annuities are almost always purchased with a single (lump sum) payment.

In-force
An insurance policy or contract reflected on records that has not expired, matured or otherwise been surrendered or terminated.

Glossary
Additional information

394 Additional information Prudential plc Annual Report 2012

Glossary continued

Inherited estate
For life insurance proprietary companies, surplus capital available on top of what is necessary to cover policyholders' reasonable expectations. An inherited (orphan) estate is effectively surplus capital on a realistic basis built over time and not allocated to policyholders or shareholders.

Internal rate of return (IRR)
The IRR is equivalent to the discount rate at which the present EEV value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

Investment grade
Investments rated BBB- or above for S&P, Baa3 or above for Moody's. Generally they are bonds that are judged by the rating agency as likely enough to meet payment obligations that banks are allowed to invest in them.

Investment-linked products or contracts
Insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the product, subject to surrender charges. These are also referred to as unit-linked products or unit-linked contracts.

Market value reduction (MVR)
A reduction applied to the payment on with-profits bonds when policyholders surrender in adverse market conditions.

Money Market Fund (MMF)
An MMF is an open-ended mutual fund that invests in short-term debt securities such as US treasury bills and commercial paper. The purpose of an MMF is to provide investors with a safe place to invest easily accessible cash-equivalent assets characterised as a low-risk, low-return investment.

Mortality rate
Rate of death, varying by such parameters as age, gender and health, used in pricing and computing liabilities for future policyholders of life and annuity products, which contain mortality risks.

Net premiums
Life insurance premiums net of reinsurance premiums ceded to third-party reinsurers.

Net worth
Regulatory basis net assets for EEV reporting purposes, these net assets are sometimes subject to minor adjustment to achieve consistency with the IFRS treatment of certain items.

New business contribution
The profits, calculated in accordance with European Embedded Value Principles, from business sold in the financial reporting period under consideration.

New business margin
The value of new business on an EEV basis expressed as a percentage of the present value of new business premiums expected to be received from the new business.

Non-participating business
A life insurance policy where the policyholder is not entitled to a share of the Company's profits and surplus, but receives certain guaranteed benefits. Also known as non-profit in the UK. Examples include pure risk policies (eg fixed annuities, term insurance, critical illness) and unit-linked insurance contracts.

Operational borrowings
Borrowings which arise in the normal course of the business.

Open ended investment company (OEIC)
A collective investment fund structured as a limited company in which investors can buy and sell shares.

Participating funds
Distinct portfolios where the policyholders have a contractual right to receive at the discretion of the insurer additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits. The insurer may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits. For Prudential, the most significant participating funds are with-profits funds for business written in the UK, Hong Kong, Malaysia and Singapore.

Participating policies or participating business
Contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as investment performance, as a supplement to any guaranteed benefits. This is also referred to as with-profits business.

Present value of new business premiums (PVNBP)
The present value of new business premiums is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Glossary Prudential plc Annual Report 2012 395

Regular premium product
A life insurance product with regular periodic premium payments.

Rider
A supplemental plan that can be attached to a basic insurance policy, with payment of additional premium.

Risk margin reserve (RMR) charge
An RMR is included within operating profit based on longer-term investment returns and represents a charge for long-term expected defaults of debt securities, determined by reference to the credit quality of the portfolio.

Scottish Amicable Insurance Fund (SAIF)
SAIF is a ring-fenced sub-fund of the Prudential Assurance Company's long-term fund following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. The fund is solely for the benefit of policyholders of SAIF. Shareholders of Prudential plc have no interest in the profits of this fund although they are entitled to asset management fees on this business.

Separate account
A separate account is a pool of investments held by an insurance company not in, or 'separate' from, its general account. The returns from the separate account generally accrue to the policyholder. A separate account allows an investor to choose an investment category according to his individual risk tolerance, and desire for performance.

Single premiums
Single premium policies of insurance are those that require only a single lump sum payment from the policyholder.

Stochastic techniques
Stochastic techniques incorporate results from repeated simulations using key financial parameters which are subject to random variations and are projected into the future.

Subordinated debt
A fixed interest issue or debt that ranks below other debt in order of priority for repayment if the issuer is liquidated. Holders are compensated for the added risk through higher rates of interest. Under EU insurance regulation, subordinated debt is not treated as a liability and counts towards the coverage of the required minimum margin of solvency, with limitations.

Surrender
The termination of a life insurance policy or annuity contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, of the contract.

Surrender charge or surrender fee
The fee charged to a policyholder when a life insurance policy or annuity contract is surrendered for its cash surrender value prior to the end of the surrender charge period.

Takaful
Insurance that is compliant with Islamic principles.

Time value of options and guarantees
The value of financial options and guarantees comprises two parts, the intrinsic value and the time value. The intrinsic value is given by a deterministic valuation on best estimate assumptions. The time value is the additional value arising from the variability of economic outcomes in the future.

Total shareholder return (TSR)
TSR represents the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company's shares on the ex-dividend date.

Unallocated surplus
Unallocated surplus is recorded wholly as a liability and represents the excess of assets over policyholder liabilities for Prudential's with-profits funds. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders.

Unit-linked products or unit-linked contracts
See 'investment-linked products or contracts' above.

Universal life
An insurance product where the customer pays flexible premiums, subject to specified limits, that are accumulated in an account and are credited with interest (at a rate either set by the insurer or reflecting returns on a pool of matching assets). The customer may vary the death benefit and the contract may permit the customer to withdraw the account balance, typically subject to a surrender charge.

Variable annuity (VA) (US)
An annuity whose value is determined by the performance of underlying investment options that frequently includes securities. A variable annuity's value is not guaranteed and will fluctuate, depending on the value of its underlying investments. The holder of a variable annuity assumes the investment risk and the funds backing a variable annuity are held in the insurance company's separate account. VAs are similar to unit-linked annuities in the UK.

Value of new business (VNB)
Embedded value of new insurance contracts written in the year.

Whole of life
A type of life insurance policy that provides lifetime protection; premiums must usually be paid for life. The sum assured is paid out whenever death occurs. Commonly used for estate planning purposes.

With-profits funds
See 'participating funds' above.

Yield
A measure of the income received from an investment compared to the price paid for the investment. Normally expressed as a percentage.

Glossary
Additional information

396 Additional information Prudential plc Annual Report 2012

Shareholder information

Analysis of shareholder accounts as at 31 December 2012

Size of shareholding	Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares
1,000,001 upwards	281	0.46	2,228,388,165	87.14
500,001–1,000,000	152	0.25	108,886,675	4.26
100,001–500,000	466	0.77	108,837,221	4.26
10,001–100,000	1,810	2.99	47,851,960	1.87
5,001–10,000	2,432	4.02	16,863,068	0.66
1,001–5,000	15,931	26.32	35,314,408	1.38
1–1,000	39,450	65.19	11,100,855	0.43
Total	60,522	100.00	2,557,242,352	100.00

Dividend information

2012 final dividend	Shareholders registered on the UK register and Irish branch register	Shareholders registered on the Hong Kong branch register	Holders of US American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex dividend date	27 March 2013	28 March 2013	27 March 2013	28 March 2013
Record date	2 April 2013	2 April 2013	2 April 2013	2 April 2013
Payment date	23 May 2013	23 May 2013	On or about 3 June 2013	On or about 30 May 2013

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company's registrars:

By post
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA

By telephone
Tel: 0871 384 2035
Fax: 0871 384 2100
Textel: 0871 384 2255
(for the hard of hearing)

Calls to 0871 numbers are charged at 8p per minute plus network extras. Lines are open from 8.30am to 5.30pm (UK), Monday to Friday. Other telephone providers' costs may vary.

International shareholders
tel: +44 (0)121 415 7026

Annual General Meeting

The 2013 Annual General Meeting (AGM) will be held on 16 May 2013 at 11.00am in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The directors believe the AGM is an important opportunity to communicate directly with shareholders. The Notice of Meeting and all other details for the AGM are available on our website at www.prudential.co.uk/investors/AGM information

Dividend mandates

Shareholders may have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a Cash Dividend Mandate form. Alternatively, shareholders may download the form from www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms

Cash dividend alternative

The Company operates a Dividend Re-investment Plan (DRIP). Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP and the timetable are available on the Company's website at www.prudential.co.uk/prudential-plc/investors

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk – this will save on printing and distribution costs, and create environmental benefi ts. Shareholders who have registered will be sent an email notifi cation whenever shareholder documents are available on the Company’s website and a link will be provided to that information. When registering, shareholders will need their shareholder reference number which can be found on their share certifi cate or proxy form. The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (CDP). Please contact Equiniti if you require any assistance or further information.

Share dealing services

The Company’s Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares: please see the Equiniti address on page 396 or telephone 0871 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0871 384 2020 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who have a only small number of shares, the value of which makes them uneconomic to sell, may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website www.prudential.co.uk/prudential-plc/ investors/shareholder_services/forms or from Equiniti.

Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

Shareholder information Prudential plc Annual Report 2012 397

Irish branch register

The Company operates a branch register for shareholders in Ireland. All enquiries regarding Irish branch register accounts should be directed to Capita Registrars (Ireland) Limited,

2 Grand Canal Square, Dublin 2. Telephone: +353 1 553 0050

Hong Kong branch register

The Company operates a branch register for shareholders in Hong Kong. All enquiries regarding Hong Kong branch register accounts should be directed to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

Telephone: +852 2862 8555

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JPMorgan Chase & Co, PO Box 64504, St. Paul, MN 55164-0504, USA. Telephone: +1 800 990 1135 or from outside the US: +1 651 453 2128 or log on to www.adr.com

Singapore shareholder enquiries

Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to the CDP at 4 Shenton Way, #02-01, SGX Centre 2, Singapore 068807. Telephone: +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.

398 Additional information Prudential plc Annual Report 2012

How to contact us

Prudential plc
Laurence Pountney Hill
London EC4R 0HH
Tel: +44 (0)20 7220 7588
www.prudential.co.uk

Paul Manduca
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

Margaret Coltman
Group General Counsel

John Foley
Group Chief Risk Officer

Peter Goerke
Group Human Resources Director

John Murray
Group Communications Director

Prudential UK & Europe
3 Sheldon Square
London W2 6PR
Tel: +44 (0)800 000 000
www.pru.co.uk

Rob Devey
Chief Executive

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel: +44 (0)20 7626 4588
www.mandg.co.uk

Michael McLintock
Chief Executive

Prudential Corporation Asia
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong
Tel: +852 2918 6300
www.prudentialcorporation-asia.com

Barry Stowe
Chief Executive

Jackson National Life Insurance Company
1 Corporate Way
Lansing
Michigan 48951
USA
Tel: +1 517 381 5500
www.jackson.com

Mike Wells
President & Chief Executive Officer

Institutional Analyst and Investor Enquiries
Tel: +44 (0)20 7548 3300
E-mail: investor.relations@prudential.co.uk

UK Register
Private Shareholder Enquiries
Tel: 0871 384 2035
International shareholders
Tel: +44 (0) 121 415 7026

Irish Branch Register
Private Shareholder Enquiries
Tel: +353 1 553 0050

Hong Kong Branch Register
Private Shareholder Enquiries
Tel: +852 2862 8555

US American Depositary Receipts Holder Enquiries
Tel: +1 651 453 2128

The Central Depository (Pte) Limited Shareholder Enquiries
Tel: +65 6535 7511

Media Enquiries
Tel: +44 (0)20 7548 3559
E-mail: media.relations@prudential.co.uk

Prudential public limited company

Incorporated and registered in England and Wales

Registered offi ce

Laurence Pountney Hill

London EC4R 0HH

Registered number 1397169

www.prudential.co.uk

Prudential plc is a company incorporated, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority. The Prudential Regulation Authority and the Financial Conduct Authority replaced the Financial Services Authority on 1 April 2013.

Forward-looking statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future fi nancial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future fi nancial condition or performance or other indicated results to differ materially from those indicated

in any forward-looking statement. Such factors include, but are not limited to: future market conditions, includingfluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance offinancial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to thefinancial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of competition, economic growth, infi ation, and defi ation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affi liates operate; and the impact of legal actions and disputes. These, and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefi ts. Further discussion of these and other important factors that could cause

Prudential’s actual future fi nancial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk factors’ heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

400 Prudential plc Annual Report 2012

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Prudential public limited company Incorporated and registered in England and Wales

Registered office Laurence Pountney Hill London EC4R 0HH Registered number 1397169 www.prudential.co.uk

Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority.

The Prudential Regulation Authority and the Financial Conduct Authority replaced the Financial Services Authority on 1 April 2013.